
03024655

5

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Unicredito Italiano

*CURRENT ADDRESS

**FORMER NAME



**NEW ADDRESS

FILE NO. 82- 3185 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 7/18/03



UniCredito Italiano

REPORTS AND ACCOUNTS 2002

2002 ACCOUNTS

Group Consolidated
Report and Accounts 2002

UniCredito Italiano S.p.A.
Report and Accounts 2002

These Accounts are a translation of the Italian originals;
please note that the translation has been made solely
for the convenience of international readers.

UniCredito Italiano
Italian Share Company
Registered Office: Genoa, Via Dante 1
General Management: Milan, Piazza Cordusio
Registered in Genoa Trade and Companies Register (Court of Genoa)
Tax Code and [illegible] Reg. No. [illegible]
Entered in the Register of Banks and Parent Company of the UniCredito
Italiano Banking Group
Banking Group Register no. 3135.1
Member of the Interbank Deposit Protection Fund
Share capital € [illegible] fully paid in




Board of Directors, Board of Auditors

BOARD OF DIRECTORS AS AT 31 DECEMBER 2002

Carlo Salvatori *	**Chairman**
Eugenio Caponi *	Deputy Chairman (with vicarious duties)
Franco Bellei *	Deputy Chairman
Fabrizio Palenzona *	Deputy Chairman
Alessandro Profumo §	Managing Director/CEO
Roberto Bertazzoni §	Directors
Vincenzo Calandra Buonaura	
Mario Cattaneo	
Philippe Citerne	
Ambrogio Dalla Rovere	
Giovanni Desiderio	
Guidalberto di Canossa	
Francesco Giacomin §	
Piero Gnudi	
Mario Greco *	
Achille Maramotti	
Gianfranco Negri-Clementi	
Carlo Pesenti §	
Giovanni Vaccarino	
Anthony Wyand	
Marco Fantazzini	Company Secretary

* Member of the Chairman's Committee and of the Executive Committee

§ Executive Committee Member

BOARD OF AUDITORS AS AT 31 DECEMBER 2002

Gian Luigi Francardo	**Chairman**
Giorgio Loli	Statutory Auditors
Aldo Milanese	
Vincenzo Nicastro	
Roberto Timo	
Giuseppe Armenise	Alternate Auditors
Marcello Ferrari	

General Management



General Management

GENERAL MANAGEMENT (UPDATED AS AT 1 JANUARY 2003)

Alessandro Profumo	**Managing Director/CEO**
Luca Majocchi Pietro Modiano Andrea Moneta Roberto Nicastro	**Deputy CEOs**

MANAGERS IN CHARGE OF THE MAIN OPERATING DIVISIONS AND HEAD OFFICE DEPARTMENTS

Luca Majocchi	Retail Division
Pietro Modiano	Corporate Division
Andrea Moneta	Private Banking & Asset Management Division
Roberto Nicastro	New Europe Division
Maurizia Angelo Comneno	Legal and Corporate Affairs
Franco Grosso	Group Audit
Pier Luigi Celli	Corporate Identity
Fausto Galmarini	Credits
Elisabetta Magistretti	Administration
Massimiliano Naef	I.T. and Organisation
Andrea Moneta	Planning and Finance
Antonio Andrea Monari	Human Resources
Franco Leccacorvi	Accounts
Matteo Montagna	Industrial Relations, Safety at Work

PricewaterhouseCoopers S.p.A.	**EXTERNAL AUDITORS**

Contents

Contents



Chart of the Group

Presentation

Group Consolidated Report and Accounts

- Report on Operations
- Accounts and Annex
- External Auditors' Report

UniCredito Italiano S.p.A. Report and Accounts

- Report on Operations
- Proposal to Shareholders
- Company Accounts and Annexes
- Reports and Resolutions

Notes on calculation methods and Glossary

Chart of the Group as at 31 December 2002

Group Companies Included in consolidation (fully consolidated) and other companies consolidated by the net equity method


Banks and Financial institutions
Financial and Insurance Companies
Service Companies
Ancillary Companies

UniCredito Italiano Group

Italian Banking Division

Wholesale Banking Division

Foreign Banks and New Growth Division

- ◆ Registered outside Italy
- ★ Pekao Group company
- ▲ Pioneer USA Group company
- ● Pioneer Global Asset Management Group company
- ■ Zagrebacka Group company
- ❖ Momentum Group company



Fully consolidated

CREDIT INSTITUTIONS

Commercial Banks based in Italy

UNICREDIT BANCA S.p.A.
(formerly CREDITO ITALIANO S.p.A.)
Registered office: Genoa

ADALYA BANCA IMMOBILIARE S.p.A.
Main office: Milan

BANCA DELL'UMBRIA 1462 S.p.A.
Main office: Perugia

CASSA RISPARMIO DI CARPI S.p.A.
Main office: Carpi

BANCA MEDIOCREDITO S.p.A.
Main office: Turin

UNICREDITO GESTIONE CREDITI S.p.A.
(formerly MEDIOVENEZIE BANCA S.p.A.)
Main office: Verona

Investment banking

UNICREDIT BANCA MOBILIARE S.p.A.
Main office: Milan

TRADINGLAB BANCA S.p.A.
Main office: Milan

Banks based outside Italy

New Europe Banking

BANK PEKAO S.A.
Main office: Warsaw ◆★

BANK PEKAO (UKRAINA) Ltd
Main office: Luck ◆★

BANK POLSKA KASA OPIEKI TEL-AVIV Ltd
Main office: Tel Aviv ◆★

BULBANK A.D. - Main office: Sofia ◆

UNIBANKA A.S. (formerly POL'NOBANKA A.S.)
Main office: Bratislava ◆

UNICREDIT ROMANIA S.A.
Main office: Bucharest ◆

ZAGREBACKA BANKA D.D.
Main office: Zagreb ◆ ■

PRVA STAMBENA STEDIONICA D.D.
Main office: Zagreb ◆ ■

UNIVERSAL BANKA D.D.
Main office: Sarajevo ◆ ■

VARAZDINSKA BANKA D.D.
Main office: Varazdin ◆ ■

ZAGREBACKA BANKA BH D.D.
Main office: Mostar ◆ ■

Other commercial banks

BANCA AGRICOLA COMMERCIALE
S. MARINO S.A. - Main office: Borgo
Maggiore (San Marino) ◆

BANQUE MONEGASQUE DE GESTION S.A.
Main office: Monaco (Montecarlo) ◆

CASSA DI RISPARMIO
DI TRIESTE BANCA D.D.
Main office: Zagreb ◆

UNICREDIT (SUISSE) BANK S.A.
Main office: Lugano ◆

Other banks

UNICREDITO ITALIANO BANK (IRELAND)
Plc - Main office: Dublin ◆

CLARIMA BANCA S.p.A.
Main office: Milan

XELION BANCA S.p.A.
Main office: Milan

FINANCIAL AND INSURANCE COMPANIES

Asset management

PIONEER GLOBAL ASSET
MANAGEMENT S.p.A. - Main office: Milan ●

PIONEER INVESTMENT MANAGEMENT Ltd
Main office: Dublin ◆●

PIONEER INVESTMENT MANAGEMENT
S.G.R. p.A. - Main office: Milan ●

PIONEER ALTERNATIVE INVESTMENT
MANAGEMENT Ltd - Main office: Dublin ◆●

PIONEER ALTERNATIVE INVESTMENT
MANAGEMENT S.G.R.p.A. - Main office: Milan ●

PIONEER FONDS MARKETING GMBH
Main office: Munich ◆●

PIONEER INVESTMENT MANAGEMENT USA Inc.
Main office: Delaware ◆●

PIONEER PEKAO INVESTMENT MANAGEMENT S.A.
Main office: Warsaw ◆ ●

PIONEER CZECH FINANCIAL COMPANY Sro
Main office: Prague ◆●

PIONEER CZECH INVESTMENT COMPANY A.S.
Main office: Prague ◆●

PIONEER INVESTMENT MANAGEMENT Inc.
Main office: Wilmington ◆▲

PIONEER PEKAO TFI S.A. - Main office: Warsaw ◆●

PIONEER INVESTMENT MANAGEMENT SHAREHOLDER
SERVICES Inc. - Main office: Boston ◆▲

PIONEER FUNDS DISTRIBUTOR Inc.
Main office: Boston ◆▲

PIONEER GLOBAL FUNDS DISTRIBUTOR Ltd
Main office: Hamilton ◆●

PIONEER GLOBAL INVESTMENTS Ltd
Main office: Dublin ◆●

Consolidated by net equity method

CREDIT INSTITUTIONS

Commercial Banks based in Italy

BANCA C.R. SAVIGLIANO S.p.A.
Main office: Savigliano

CASSA DI RISPARMIO
DI BRA S.p.A.
Main office: Bra

CASSA DI RISPARMIO
DI FOSSANO S.p.A.
Main office: Fossano

CASSA DI RISPARMIO
DI SALUZZO S.p.A.
Main office: Saluzzo

FINANCIAL AND INSURANCE COMPANIES

Asset management

OLD CITY FINANCIAL SERVICES LTD
Main office: Raanan ◆ ❖

OT FINANCIAL SERVICES NOMINEES LTD
Main office: London ◆ ❖

PIONEER CONSULTING SERVICES S.A.
Main office: Warsaw ◆▲

TRINITY MANAGEMENT Sp.zo.o
Main office: Warsaw ◆★

Leasing

LISEURO S.p.A. - Main office: Udine

DEMIR ROMLEASE S.A..
Main office: Bucharest ◆

LOCAT LEASING d.o.o.
Main office: Zagreb ◆

Tax collection

S.F.E.T. S.p.A. Società Friulana
Esazione Tributi - Main office: Udine

Insurance companies

BROKER CREDIT S.p.A.
Main office: Milan

COMMERCIAL UNION VITA S.p.A.
Main office: Milan

CREDITRAS ASSICURAZIONI S.p.A.
Main office: Milan

CREDITRAS VITA S.p.A.
Main office: Milan

GRIFO INSURANCE BROKERS S.r.l.
Main office: Perugia

ON INVESTMENT SERVICES S.r.l.
Main office: Milan

UNICREDITASSICURA S.r.l.
Main office: Milan

ALLIANZ ZAGREB DIONICKO DRUSTVO ZA
OSIGURANJE - Main office: Zagreb ◆ ■

Other financial companies

FIDIA S.G.R. S.p.A. - Main office: Milan

MILANO INNOVAZIONE
S.G.R. S.p.A. - Main office: Milan

CENTRAL POLAND FUND LLC
Main office: Wilmington ◆★

SVILUPPO NORD-OVEST S.G.R.p.A.
Main office: Turin

VENTURA FINANCE S.p.A.
Main office: Turin

MOMENTUM HOLDINGS LIMITED
Main office: Bermuda ◆ ❖

MOMENTUM ADVISORY LIMITED
Main office: Bermuda ◆ ❖

MOMENTUM ASIA LIMITED - Main office: Bermuda ◆❖

MOMENTUM MARKETING LIMITED
Main office: Bermuda ◆ ❖

MOMENTUM ASSET MANAGEMENT LIMITED
Main office: Bermuda ◆ ❖

SPECIAL FUND MARKETING ISRAEL LIMITED
Main office: Raanan ◆ ❖

MOMENTUM AUSTRALIA (PTY) LIMITED
Main office: Melbourne ◆ ❖

MOMENTUM ASIA (HONG KONG) LIMITED
Main office: Hong Kong ◆ ❖

KI7 (7) LIMITED - Main office: London ◆ ❖

MOMENTUM UK LIMITED
Main office: London ◆❖

MOMENTUM NEW YORK LIMITED
Main office: Dover ◆ ❖

MORIAH S.A. - Main office: Liberia ◆ ❖

ORBIT ASSET MANAGEMENT LTD
Main office: Bermuda ◆ ❖ ✓

UNICREDIT CAPITAL ITALIA ADVISORY COMPANY S.A. - Main office: Luxembourg ◆

Asset management distribution

ROLO PIONEER S.G.R.p.A.
Main office: Bologna

UNICREDIT FONDI S.G.R.p.A.
Main office: Milan

PIONEER INVESTMENT MANAGEMENT S.A.
Main office: Luxembourg ◆

PIONEER INSTITUTIONAL INVESTMENT MANAGEMENT S.A. - Main office: Luxembourg ◆●

ROLO PIONEER LUXEMBOURG S.A.
Main office: Luxembourg ◆

ZB INVEST D.O.O. - Main office: Zagreb ◆ ■

Financial companies

CORDUSIO Società Fiduciaria per Azioni
Main office: Milan

S+R Investimenti e Gestioni S.G.R.p.A.
Main office: Milan

FIDA SIM S.p.A. - Main office: Turin

F.R.T. FIDUCIARIA RISPARMIO TORINO SIM S.p.A. - Main office: Turin

BAC FIDUCIARIA S.p.A. - Main office: Dogana Repubblica di San Marino ◆

ZB BROKERI D.O.O. - Main office: Zagreb ◆ ■

Leasing

LOCAT S.p.A. - Main office: Bologna

LEASING FABRYCZNY Sp.zo.o.
Main office: Lublin ◆★

PEKAO LEASING Sp.zo.o.
Main office: Warsaw ◆★

Factoring

UNICREDIT FACTORING S.p.A.
Main office: Milan

GRIFOFACTOR S.p.A. - Main office: Perugia

PEKAO FAKTORING Sp.zo.o.
Main office: Lublin ◆★

Tax collection

UNIRISCOSSIONI S.p.A. - Main office: Turin

Preferred Shares Issuers

UNICREDITO ITALIANO - CAPITAL TRUST I
Main office: Newark ◆

UNICREDITO ITALIANO - CAPITAL TRUST II
Main office: Newark ◆

UNICREDITO ITALIANO - FUNDING LLC I
Main office: Dover ◆

UNICREDITO ITALIANO FUNDING LLC II
Main office: Dover ◆

Other financial companies

CREDITRAS PREVIDENZA SIM S.p.A.
Main office: Milan

QUERCIA FUNDING S.r.l. - Main office: Verona

CARIVERONA IRELAND Plc - Main office: Dublin ◆

C.R. TRIESTE IRELAND Ltd
Main office: Dublin ◆

EURO CAPITAL STRUCTURES Ltd
Main office: Dublin ◆

DRUKBANK Sp.zo.o. - Main office: Zamosc ◆★

TYRERESCOM Ltd - Main office: Dublin ◆

UNICREDIT DELAWARE Inc. - Main office: Dover ◆

CDM GRUPY PEKAO S.A.
Main office: Warsaw ◆★

PEKAO FUNDUSZ KAPITALOWY Sp.zo.o
Main office: Lodz ◆★

PEKAO PIONEER PTE S.A.
Main office: Warsaw ◆★

Ancillary companies

QUERCIA SOFTWARE S.p.A.
Main office: Verona

TRIVIMM S.p.A.
Main office: Verona

UNICREDIT PRODUZIONI ACCENTRATE S.p.A.
Main office: Milan

UNICREDIT SERVIZI INFORMATIVI S.p.A.
Main office: Milan

POMINVEST D.D.
Main office: Split ◆ ■

ZAGREB NEKRETNINE D.O.O.
Main office: Zagreb ◆ ■

✓ = CONSOLIDATED USING THE PROPORTIONAL METHOD

SERVICE COMPANIES

ANCILLARY COMPANIES

UNICREDIT SERVIZI PRIVATE S.p.A.
Main office: Milan

UNICREDIT SERVIZI CORPORATE S.p.A.
Main office: Milan

ACCESS Sp.zo.o
Main office: Warsaw ◆★

DEMIR SECURITIES ROMANIA S.A.
Main office: Bucharest ◆

JUPITER NFI S.A.
Main office: Warsaw ◆★

TRADINGLAB INC.
Main office: New York ◆

ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJE OBVEZNIM MIROVINSKIM FONDOM
Main office: Zagreb ◆ ■

ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJE DOBROVOLJNIM MIROVINSKIM FONDOM
Main office: Zagreb ◆ ■

KOÇ FINANSAL HIZMETLER
Main office: Istanbul ◆

Service companies

CONSORZIO CA.RI.CE.SE.
Main office: Bologna

I-FABER S.p.A. - Main office: Milan

IMMOBILIARE LOMBARDA S.p.A.
Main office: Milan

LOCAT RENT S.p.A. - Main office: Milan

SELEZIONE TERZA S.r.l.
Main office: Milan

S.T.T. S.p.A. - Main office: Verona

TLX S.p.A. - Main office: Milan

UNICREDIT AUDIT S.p.A.
Main office: Milan

UNICREDIT CONSULTING S.r.l.
Main office: Milan

UNICREDIT ENERGIA S.c.r.l.
Main office: Milan

UNICREDIT INTERNATIONAL SERVICES (UNICIIS) S.r.l.
Main office: Rome

UNICREDIT SERVICELAB S.p.A.
Main office: Milan

VIVACITY S.p.A. - Main office: Rome

AGROCONS CENTRUM A.S.
Main office: Bratislava ◆

PEKAO DEVELOPMENT Sp.zo.o
Main office: Warsaw ◆★

BDK CONSULTING - Main office: Luck ◆★

E2E INFOTECH Ltd.
Main office: London ◆

PEKAO FINANCIAL SERVICES Sp.zo.o
Main office: Warsaw ◆★

PEKAO INFORMATYKA Sp.zo.o
Main office: Lodz ◆★

S.S.I.S. SOCIETÀ SERVIZI INFORMATICI SAMMARINESE S.p.A.
Main office: Borgo Maggiore (S. Marino) ◆

CENTAR GRADSKI PODRUM D.O.O.
Main office: Zagreb ◆ ■

CENTAR KAPTOL D.O.O.
Main office: Zagreb ◆ ■

ISTRATURIST UMAG HOTELIJERSTVO I TURIZAM D.D.
Main office: Umag ◆ ■

LIPA D.D.
Main office: Novi Marof ◆ ■

MARKETING ZAGREBACKE BANKE D.O.O.
Main office: Zagreb ◆ ■

ZABA TURIZAM D.O.O.
Main office: Zagreb ◆ ■

ZANE BH D.O.O.
Main office: Sarajevo ◆ ■

UPI POSLOVNI SISTEM D.O.O.
Main office: Sarajevo ◆ ■

GRUPA INWESTYCYJNA NYWING S.A.
Main office: Warsaw ◆★

HOTEL JAN III SOBIESKI Sp.zo.o
Main office: Warsaw ◆★

KRAJOWA IZBA ROZLICZENIOWA S.A.
Main office: Warsaw ◆★

Branch Networks in Italy and Abroad

Branch Networks in Italy and Abroad

Branches of Group Banks in Italy as at 28 February 2003



UniCredit Suisse
(Lugano)
1
93
333
25
174
497
691
Banca Agricola Commerciale
(San Marino)
7
521
97
93
66
26
Banque Monégasque
de Gestion (Montecarlo)
1
88
24
206
109
81
41
6
19
55

Region	UniCredit Banca	UniCredit Banca d'Impresa	UniCredit Private Banking	Others	Total Italian Branches
Veneto	617	46	28		691
Emilia-Romagna	437	25	27	32	521
Piedmont	441	28	27	1	497
Lombardy	271	32	22	8	333
Latium	177	9	14	6	206
Friuli-Venezia Giulia	160	9	5		174
Apulia	99	5	5		109
Marche	85	7	3	2	97
Tuscany	70	13	6	4	93
Trentino-Alto Adige	84	6	3		93
Umbria	9	2		77	88
Campania	72	6	3		81
Liguria	57	5	4		66
Sicily	48	4	3		55
Sardinia	38	2	1		41
Abruzzo	21	4	1		26
Aosta Valley	23	1	1		25
Molise	23	1			24
Calabria	16	3			19
Basilicata	4	2			6
Total	**2,752**	**210**	**153**	**130**	**3,245**

New Europe Banks as at 28 February 2003



832
POLAND
29
CZECH REPUBLIC
66
SLOVAKIA
CROATIA
ROMANIA
BOSNIA HERZEGOVINA
BULGARIA
TURKEY
124
56
180
15
91
115

Bank	Branches
Bank Pekao (Poland)	832
Bulbank (Bulgaria)	91
UniBanka (Slovakia)	66
Zivnostenska Banka (Czech Republic)	29
Zagrebačka Banka (Croatia and Bosnia H.)	180
UniCredit Romania (Romania)	15
Koç (Turkey)	115
Total	**1,328**

BRANCHES
LONDON
LUXEMBOURG
PARIS *
NEW YORK
HONG KONG
SINGAPORE

** Limited service branch*

REPRESENTATIVE OFFICES
Budapest
Brussels
Koper
Frankfurt
Prague
Moscow
Chicago
Buenos Aires
São Paulo
Mumbai
Beijing
Shanghai


NEW YORK
Chicago
São Paulo
Buenos Aires


LUXEMBOURG
Brussels
Frankfurt
PARIS
Prague
LONDON
Koper
Budapest
Moscow
Beijing
Shanghai
HONG KONG
Mumbai
SINGAPORE



18

Consolidated Accounts of the UniCredito Italiano Group

Report on Operations

Net profit and shareholders' equity

2002 was characterised by an economic slowdown and by continuing adverse conditions in the financial markets. The Group portion of net profit was €1,801 million, as against €1,454 million in 2001. Most of this increase was due to the inclusion of Rolo Banca 1473 minorities [1] following the conclusion of the first phase of our "S3" reorganisation, which has produced the three segment banks now operating in the Italian market. Including these minorities the Group portion of net profit for 2001 would in fact have been €1,767 million. In 2002 profits declined during the second half of the year; this was due – especially in the fourth quarter – to important variables like interest rate trends and unstable share prices and to significant write-downs only partly offset by extraordinary gains.

Our ROE declined slightly to 17.2% from the 2001 figure of 18% taking increased shareholders' equity into account. If minorities acquired through "S3" are included, the figure is 18.4%. Net of goodwill amortisation it is 19.6% (21% in 2001).
Earnings per share were 29 cents, compared to 28 cents in 2001, while net equity per share increased to €1.95 as against €1.89 at end-2001. At end-December prices, P/E was 13 and P/BV was 1.96.

Basis of Consolidation

The most significant changes to the Group in 2002 concerned our Foreign Banks Division: we acquired Croatia's number one bank, Zagrebacka Banka, in March through a public purchase and share-swap offer, and Demir Banca – now renamed UniCredit Romania – and we sold Splitska Banka, number three in Croatia, as required in order to obtain the consent of the Croatian antitrust authority to our acquisition of Zagrebacka Banka. The "S3" project, on the other hand, has no impact on Group aggregates, since, as already mentioned, the effect was to transfer equity and profits from minorites to the respective Group portion [2].

Changes in our basis of consolidation as compared to end-2001 increased customer deposits by €4 billion (3.3% of the historical figure) and total assets by a similar amount, and profit before extraordinary items and taxes by about €40 million over 2001, as well as employees (up by about 4,260 people) and branches (up by 118 units). At end-2002 our employees numbered 66,555 (a reduction of 1,285 on a like-with-like basis), our branches 4,176 (up by 60 units over end-2001) and our financial consultants 1,833 (up by 59).

The Effect of Exchange Rate Fluctuations in 2002

Our balance sheet and profit figures were significantly impacted by exchange rate variations in 2002, with particular regard to the US dollar, which fell by 16% against the euro, and the zloty, which depreciated by 13.1% against the euro, in the course of the year. Our Group's total assets remained at the previous year's level despite a marked reduction in customer assets and liabilities denominated in currency (down by 20.3% and 19.8% respectively), due mainly to dollar and zloty rate fluctuations. Assets under management were also severely affected – as well as by falling share prices – by the depreciation of the dollar, in which currency a significant portion of these assets is denominated.

Exchange rate fluctuations did not have a significant impact on consolidated net profit overall, taking into account the currency of the various subsidiaries' Accounts, but the effect was marked in respect of certain items and margin figures, which on average were about 2% down compared to the same figures calculated at constant exchange rates [3].

1. Previously we controlled Rolo Banca 1473 directly as to 18.8% and indirectly as to 42.3%, through CreditCarimonte, in which we had a 51% interest. The Group portion of profit was calculated with reference to Rolo Banca using an equity ratio of 40%.

2. Please refer to the Notes on Calculation Methods and the Glossary contained in our Annual Report and Accounts for a description of the manner in which the figures were reconstructed to take account of these changes so that a like-with-like comparison was possible.

3. This change was calculated by converting end-2001 balance sheet figures at end-2002 exchange rates.

Lending

The lending environment was characterised by a slowdown in the demand for credit and more selective credit guidelines on the supply side. Loans to customers (€114 billion in total) contracted by 4.6% over end-2001, not least due to exchange rate fluctuations (as already noted, lending in currencies other than the euro fell by 20.3% in 2002). Exchange rate fluctuations had a particularly significant impact on New Europe lending – down by 9.4% year-on-year at historical parities and up by 1% at constant exchange rates - which was also affected by the sharp slowdown in the Polish economy. Our Italian banks saw significant growth in medium- and long-term lending, in line with the increase seen in the banking industry as a whole, and a decrease in lending under certain less profitable types of facility and to less profitable customer segments, which produced a contraction in our share of short-term lending, which in 2002 fell to 9.86% from 10.51%.

Bad and doubtful debts increased by 5.6% over 2001, reaching 3.66% of Group lending as against 3.31% at end-2001. This change is attributable to two factors: on the one hand, increases in non-performing loans, which have also grown in the Italian banking industry as a whole as a consequence of the economic slowdown, and to a lesser extent in doubtful debts; and, on the other, a contraction of lending overall. The bad debt ratio for our Italian banks is however well below that of the industry: 3.14% of face value, as against 4.51%.

Deposits

Customer deposits and securities in issue totalled over €126 billion at end-2002, down by 3.6% on end-2001, but trending upwards compared to the third-quarter 2002 figure. New Europe Division deposits, as for their lending, were strongly impacted by exchange rate fluctuations and were down by 10.5% at historical exchange rates and by 1.3% at constant exchange rates (ie, those of end-2001). Our Italian banks' deposits were affected by an outflow towards indirect deposits and by a contraction of financial companies' deposits. Our share of deposits and securities in issue in the Italian market is just under 9% and reflects this trend; it was down by 0.88% but up by 0.13% over end-September 2002. Our share of current account deposits is however 10.04% (a slight increase over end-September).

The stock of indirect deposits was €209.8 billion marked to market, up from the end-September figure but also 5.5% off end-2001. This outturn was obviously due to the continuing sharp fall in share prices – which, measured by, eg, the MIB index declined by 23.7% in 2002. Assets under administration held up better (down by 1.1% year-on-year), compared to assets under management, which contracted by 9.8% from end-2001, due to the more marked impact of falling share prices together with the decline of the US dollar against the euro. The latter caused a presumed fall in value of about €15 billion (ie, 13% of initial stock) more than offsetting a net inflow for the year of about €3.5 billion.

In the Italian market sales of insurance products continued to do well and our market share in this sector confirms our leadership in Italy. Equally satisfactory – though sales declined in 2002 – was the performance of guaranteed-principal investment products, which the Group launched successfully in the last quarter of 2001. Our investment funds – in common with the rest of the industry – recorded a net outflow.

Business in the Financial Markets

Through our investment bank UBM and our trading arm TradingLab, we maintained the significant growth trend of the results achieved in our business in financial markets, despite the continuing poor performance of equities, and either consolidated or strengthened our position – frequently, that of market leader – in the various markets.

The performance of our derivatives business, serving both corporate and institutional clients, was especially gratifying, thanks to significant growth in all customer segments and products. Investment and Corporate Banking also grew significantly as a consequence of the strategic decision to strengthen and develop this business which was taken in 2001 and continued in 2002. With volatility reigning in the markets TradingLab concentrated on broadening the range of covered warrants on offer and internationalising the product further, while its origination business centred on structured bond issues for retail customers, of which a third comprises share- and fund-indexed products, in response to investors' express preferences.

Operating Profit

Group operating profit reflected the continuing weakness of the market factors that increase revenue and in the last quarter 2002 was in line with the third quarter but sharply lower than the fourth quarter 2001. Thus the full-year result was €4,616 million, down by 3.2% over 2001, but almost in line – off by just 1.3% - at constant exchange rates. This is in any case a satisfactory outturn, since the banking environment prevailing in 2002 – both in Italy and elsewhere in Europe – severely limited profit potential. At the same time, we had enacted a profound reorganisation of our Italian banks. Total revenue was in line with 2001 and grew by 1.6% at constant exchange rates. Our increased operating cost was largely due to investments required for the reorganisation. The cost/income ratio deteriorated slightly, rising from 52.9% to 54.3%, but remained structurally well under control.

Net interest income reached €5,127 million, up by 0.9% over 2001 and by 3.1% at constant exchange rates, thanks to an improvement in the overall margin. The latter – given the stability of average business volume – benefited from an increase in dividends received (mainly on trading shares) and from a more favourable liability structure.

Net non-interest income were €4,972 million, in line with the 2001 result at constant exchange rates but down 1.3% at historical exchange rates. This revenue benefited once again from the increase in trading profits, principally thanks to the business of managing clients' financial risks. Net commission was limited in the fourth quarter to the average income for the three preceding quarters by the marked volatility of the financial markets and declined 4.4% (3.5% at constant exchange rates) from 2001, when the fourth quarter result was almost 20% above the average for the first three quarters. Against the trend, within the investment management and administration business, commission on sales of insurance products rose by 35.2%.

Operating costs totalled €5,483 million, up by 2.4% over 2001 (4.2% at constant exchange rates). This increase was attributable as to almost one-third to writedowns on intangible and tangible fixed assets (excluding goodwill) in connection with the significant investments made in the last three financial years. Administrative expense grew more slowly – by 1.7% at historical exchange rates and by 3.4% at constant exchange rates – but included slightly faster growth in payroll, compared to other administrative expense, mainly due to labour contract increases and the variable element in salaries. Other expenses recorded increases in costs associated with the ongoing reorganisation (services rendered by third parties) but there were reductions in advertising and infrastructural expense, with the exception of rentals paid.

Net Profit

Profit before extraordinary items and tax was €2,924 million (€3,415 in 2001) after increased provisions and writedowns amounting to €1,692 million (€1,354 million in 2001). Noteworthy items were as follows:

- Goodwill amortisation and amortisation of positive consolidation and net equity differences of €245 million (€277 million in 2001) of which €119 million concerned goodwill arising out of the acquisition of the Pioneer Group, down by €24 million due to exchange rate fluctuations and €69 million related to the Pekao Group.
- Provisions in respect of other risks and expenses of €163 million (€158 million in 2001).
- Writedowns and provisions in respect of loans and advances and guarantees and commitments, net of write-backs, totalling €979 million, and €10 million allocated to the possible loan losses reserve fund; in aggregate €989 milion as against €783 million in 2001. This increase – despite favourable exchange rates – is mainly attributable to increased writedowns on the part of the Pekao Group.
- Net writedowns on financial fixed assets of €295 million (€136 million in 2001), mainly related to Kataweb and Commerzbank.

Profit before tax included extraordinary items totalling €359 million, as against €212 million in 2001, comprising gains on disposal of equity investments of €86 million and property of €99 million.

After taxation of €1,317 million and minorities of €161 million, net profit was €1,801 million, as against €1,454 million in 2001 (€1,767 million including the 2001 minorities acquired during 2002 under the "S3" reorganisation).

Divisional Results

The "S3" project entailed a reorganisation of the Group: four Divisions were set up in 2002 (Retail, Corporate, Private Banking and Asset Management, and New Europe), though they only became fully operational from the beginning of 2003 with the establishment of the three segment banks. The results given here refer therefore to the previous organisational structure, as follows (in terms of the Group portion of net profit)[4]:

- **Italian Banking** recorded a net profit €1,680 million, 10.9% lower than 2001. This decrease reflects a decline in operating profit (down by 13%), which was affected both by a fall in revenue (due to adverse trading conditions) and by a rise in costs, due to the expense associated with the reorganisation and depreciation.

- **Wholesale Banking** recorded a net profit of €419 million, up by 45% on 2001 thanks both to the operating profit of Investment Banking (up by 29%), on the back of increased margins (interest, dividends and trading profits), and to the Asset Management result (up by 45.4%), which was mainly due to cost-cutting;

- **Foreign Banks and New Growth** recorded a net profit of €228 million, down by 6.2% at constant exchange rates. This result comprises significant increases in writedowns on loans and advances, which more than doubled as compared with 2001 and neutralised the progress made – thanks to increasing revenue and falling costs – with operating profit, which was up by 9.1% at constant exchange rates and down by 2,7% at historical rates.

- A loss of €85 million (as against €61 million in 2001) made by **Xelion** and **Clarima**, the Group's two new multichannel banks, which – as planned – is due to the large investment in production capacity required and to development costs.

- The **Parent Company** and other subsidiaries showed a loss of €189 million (after deduction of dividend received). This is better by €81 million than 2001, mainly thanks to lower cost of funding in the Parent Company and an improvement in trading profits.

- Goodwill amortisation (€245 million) and other consolidation adjustments amounting to €252 million..

... for a description of the manner in which these figures were reconstructed.

Financial Summary

Consolidated Profit and Loss Account

(€ millions)

	2002	2001 Historical	2001 Restated	Change over 2001 Restated
Total revenues	10,099	9,989	10,122	- 0.2%
of which: - Net interest	*4,911*	*4,971*	*4,987*	*- 1.5%*
- net commission	*3,190*	*3,291*	*3,338*	*- 4.4%*
Operating expenses	5,483	5,263	5,353	2.4%
Operating profit	**4,616**	**4,726**	**4,769**	**- 3.2%**
Amortisation of goodwill	245	277	277	- 11.6%
Profit before extraordinary items and income tax	2,924	3,212	3,415	- 14.4%
Net profit for the period	1,962	1,954	2,026	- 3.2%
Group portion of net profit (loss) for the period	**1,801**	**1,454**	**1,454**	**23.9%**

Balance Sheet

(€ millions)

	Amounts as at			Change
	31.12.2002	31.12. 2001 Historical	31.12.2001 Restated	over 2001 Restated
Total assets	**213,349**	**208,388**	**213,768**	**- 0.2%**
Loans to customers	113,824	117,622	119,355	- 4.6%
of which: non-performing loans	*2,104*	*1,822*	*1,923*	*9.4%*
Securities	30,430	32,978	34,061	- 10.7%
Equity investments	2,404	2,292	2,350	2.3%
Due to customers and securities in issue	126,745	127,320	131,537	- 3.6%
Subordinated debt	7,088	7,071	7,073	0.2%
Group portion of shareholders' equity	12,261	9,535	11,062	10.8%
Indirect customer deposits	209,820	222,020	222,109	- 5.5%
Assets administered for customers	336,565	349,340	353,646	- 4.8%
Customer assets under management	101,992	112,721	112,809	- 9.6%

Staff and Branches

	31 December 2002	2001 Historical	2001 Restated	Change over 2001 Restated
Number of employees	66,555	63,576	67,840	-1,285
Number of financial consultants	1,833	1,774	1,774	59
Number of branches	4,176	3,998	4,116	60

Key Financial Ratios and other information

	31 December 2002	2001 Historical	2001 Restated	Change over 2001 Restated
Profitability ratios				
ROE (1)	17.2%	18.0%	18.4%	- 1.2%
ROE (excluding amortisation of goodwill)	19.6%	21.0%	21.3%	- 1.7%
Operating profit/Total assets	2.16%	2.27%	2.23%	- 0.07%
Cost/income ratio	54.3%	52.7%	52.9%	1.4%
Risk ratios				
Net non-performing loans/Loans to customers	1.85%	1.55%	1.61%	0.24%
Net doubtful loans/Loans to customers	3.66%	3.24%	3.31%	0.35%
Capital ratios (2)				
Tier 1 capital/ Risk-weighted assets (credit risk)	9.13%	7.74%	7.74%	1.39%
Total capital for regulatory purposes/Total risk-weighted assets	11.64%	10.96%	10.96%	0.68%
Productivity ratios				
(€ thousands)				
Total revenues/Number of employees (3)	152	157	149	3
Total assets/Number of employees (3)	3,206	3,278	3,151	55
Payroll costs/Number of employees (3)	47	48	46	1

1. Shareholders' Equity as at the end of the period (profit of the period not included). Restated net profit for 2001 includes minorities acquired under the "S3" reorganisation and related net profit (€313 million).
2. Restated figures for 2001 not available.
3. Employee numbers as at year-end.

Divisional Results

Profit and Loss Account

(€ million)	Italian Banking Division	Wholesale Banking Division	Foreign Banking Division	New Initiatives [1]	Parent Co. and other Companies [2]	Elisions and other adjustments	Consolidated Group Total
Net interest income							
2002	3,790	112	1,026	5	175	19	5,127
2001 restated	*3,918*	*- 20*	*1,103*	*2*	*49*	*30*	*5,082*
Net non-interest income							
2002	3,524	1,137	642	19	304	- 654	4,972
2001 restated	*3,693*	*1,117*	*682*	*22*	*131*	*- 605*	*5,040*
Total revenues							
2002	7,314	1,249	1,668	24	479	- 635	10,099
2001 restated	*7,611*	*1,097*	*1,785*	*24*	*180*	*- 575*	*10,122*
Operating costs							
2002	- 4,014	- 585	- 825	- 105	- 598	644	- 5,483
2001 restated	*- 3,820*	*- 595*	*- 919*	*- 83*	*- 502*	*566*	*- 5,353*
Operating profit							
2002	3,300	664	843	- 81	- 119	9	4,616
2001 restated	*3,791*	*502*	*866*	*- 59*	*- 322*	*- 9*	*4,769*
Provisions and net writedowns							
2002	- 564	- 31	- 395	- 5	- 456	- 245	- 1,696
2001 restated	*- 576*	*- 25*	*- 218*	*- 2*	*- 252*	*- 286*	*- 1,359*
Extraordinary income							
2002	84	21	40	1	206	7	359
2001 restated	*16*	*- 4*	*- 10*	*-*	*215*	*- 5*	*212*
Income tax for the year							
2002	- 1,125	- 232	- 143	-	185	- 2	- 1,317
2001 restated	*- 1,335*	*- 183*	*- 181*	*-*	*96*	*7*	*- 1,596*
Net Profit							
2002	1,695	422	345	- 85	- 184	- 231	1,962
2001 restated	*1,896*	*290*	*457*	*- 61*	*- 263*	*- 293*	*2,026*
- Minorities							
2002	- 15	- 3	- 117	-	- 5	- 21	- 161
2001 restated	*- 10*	*- 2*	*- 189*	*-*	*- 7*	*- 364*	*- 572*
- Group portion of net profit							
2002	1,680	419	228	- 85	- 189	- 252	1,801
2001 restated	*1,886*	*288*	*268*	*- 61*	*- 270*	*- 657*	*1,454*

(1) Xelion and Clarima.

(2) The largest subsidiaries included in "Other companies" are Locat and UniCredit Factoring.

Note

Please refer to the Notes on Calculation Methods and the Glossary for further details.

- The Divisional Profit and Loss Account is made up of the results of the Group companies in each Division, adjusted pro-rata (excluding however adjustments for positive consolidation differences, to which any goodwill amortisation made by the subsidiary directly was added).
- Pre-acquisition profit made by Zagrebacka Banka (consolidated from March 2002) which was allocated to minorities on consolidation, has however been included in the Divisional figure, subdivided between Group portion and minorities according to equity holdings as at 30 June 2002 (date of first consolidation). 2001 profit was treated in a similar manner.
- The 2001 Group portion of net profit relating to the Italian Banking Division includes minorities relating to companies incorporated as part of the "S3" reorganisation (€313 million), which has been re-allocated to minorities in the Elisions and other consolidation adjustments.
- 2001 and first-half 2002 figures for the Italian Banking Division and the Parent Company have been restated by redistributing the results of the banks merged under "S3" in order to take account (as far as possible) of the effects of the new operational conditions.

Main Balance Sheet Items

(€ million)	Italian Banking Division	Wholesale Banking Division	Foreign Banking Division	Parent Co. and other Companies [2]	Elisions and other consolidation adjustments	Consolidated Group Total
Due from customers						
as at 31.12.2002	88,656	3,027	10,947	21,972	-10,778	113,824
as at 31.12.2001 restated	*94,104*	*2,712*	*12,082*	*18,383*	*-7,926*	*119,355*
Due to customers						
as at 31.12.2002	59,412	8,940	19,311	6,950	-1,041	93,572
as at 31.12.2001 restated	*61,799*	*4,036*	*21,806*	*8,895*	*-867*	*95,669*
Securities in issue						
as at 31.12.2002	20,593	5	331	20,059	-7,815	33,173
as at 31.12.2001 restated	*24,934*	-	*139*	*18,890*	*-8,095*	*35,868*
Due to customers and securities in issue						
as at 31.12.2002	80,005	8,945	19,642	27,009	-8,856	126,745
as at 31.12.2001 restated	*86,733*	*4,036*	*21,945*	*27,785*	*-8,962*	*131,537*

Staff and Branches

	Italian Banking Division	Wholesale Banking Division	Foreign Banking Division	New Initiatives [1]	Parent Co. and other Companies [2]	Consolidated Group Total
Number of employees						
as at 31.12.2002	35,139	2,298	26,531	310	2,277	66,555
as at 31.12.2001 restated	*35,702*	*2,192*	*27,498*	*218*	*2,230*	*67,840*
Number of bank branches						
as at 31.12.2002	2,982	2	1,184		8	4,176
as at 31.12.2001 restated	*2,948*	*2*	*1,158*		*8*	*4,116*

Profitability Ratios

	Italian Banking Division	Wholesale Banking Division	Foreign Banking Division	New Initiatives [1]	Parent Co. and other Companies [2]	Consolidated Group Total
Cost/income ratio						
2002	54.9%	46.8%	49.5%	n.s.	n.s.	54.3%
2001	*50.2%*	*54.2%*	*51.5%*	*n.s.*	*n.s.*	*52.9%*

1. Xelion and Clarima.
2. The largest subsidiaries included in "Other companies" are Locat and UniCredit Factoring.

Restated Balance Sheet

Assets

(€ million)	Amounts 31.12.2002	Amounts 31.12.2001 Restated	Change Amount	Change %	Amounts 31.12.2001 Historical
Cash and deposits with central banks and post offices	1,610	2,345	- 735	- 31.3%	1,826
Due from:					
Customers	113,824	119,355	- 5,531	- 4.6%	117,622
Banks	28,099	26,459	+ 1,640	+ 6.2%	24,981
Trading securities	17,092	17,172	- 80	- 0.5%	16,380
Fixed assets:					
Investment securities	13,338	16,889	- 3,551	- 21.0%	16,598
Equity investments	2,404	2,350	+ 54	+ 2.3%	2,292
Intangible and tangible fixed assets	4,783	5,037	- 254	- 5.0%	4,809
Positive consolidation differences and net equity differences	1,018	910	+ 108	+ 11.9%	792
Other asset items	31,181	23,251	+ 7,930	+ 34.1%	23,088
Total assets	**213,349**	**213,768**	**- 419**	**- 0.2%**	**208,388**

Liabilities and shareholders' equity

(€ million)	Amounts 31.12.2002	Amounts 31.12.2001 Restated	Change Amount	Change %	Amounts 31.12.2001 Historical
Deposits:					
Due to customers	93,572	95,669	- 2,097	- 2.2%	91,452
Securities in issue	33,173	35,868	- 2,695	- 7.5%	35,868
Due to banks	31,991	34,312	- 2,321	- 6.8%	34,030
Specific reserves	4,601	4,602	- 1	..	4,579
Other liabilities	29,333	23,308	+ 6,025	+ 25.8%	22,779
Reserve fund for possible loan losses	94	148	- 54	- 36.5%	148
Subordinated debt	7,088	7,073	+ 15	+ 0.2%	7,071
Negative consolidation differences and net equity differences	64	59	+ 5	+ 8.5%	56
Minority portion of shareholders' equity	1,172	1,667	- 495	- 29.7%	2,870
Shareholders' equity:					
Capital, reserves and fund for general banking risks	10,460	9,608	+ 852	+ 8.9%	8,081
Net profit for the period	1,801	1,454	+ 347	+ 23.9%	1,454
Total liabilities and shareholders' equity	**213,349**	**213,768**	**- 419**	**- 0.2%**	**208,388**

Restated Profit and Loss Account

(€ million)	2002	2001 Restated	Change P&L	Change %	2001 Historical
Net interest	4,911	4,987	- 76	- 1.5%	4,971
Dividends and other income from equity investments	216	95	+ 121	127.4%	78
Net interest income	**5,127**	**5,082**	**+ 45**	**0.9%**	**5,049**
Net commission	3,190	3,338	- 148	- 4.4%	3,291
Trading profit	1,049	960	+ 89	9.3%	933
Other net operating income	733	742	- 9	- 1.2%	716
Net non-interest income	**4,972**	**5,040**	**- 68**	**- 1.3%**	**4,940**
TOTAL REVENUES	**10,099**	**10,122**	**- 23**	**- 0.2%**	**9,989**
Payroll costs	- 3,160	- 3,103	- 57	1.8%	- 3,045
Other administrative expenses	- 1,863	- 1,838	- 25	1.4%	- 1,813
Writedowns of intangible and tangible fixed assets	- 460	- 412	- 48	11.7%	- 405
Operating expenses	**- 5,483**	**- 5,353**	**- 130**	**2.4%**	**- 5,263**
OPERATING PROFIT	**4,616**	**4,769**	**- 153**	**- 3.2%**	**4,726**
Amortisation of goodwill	- 245	- 277	+ 32	- 11.6%	- 277
Provisions for risks and charges	- 163	- 158	- 5	3.2%	- 257
Net writedowns of loans and provisions for guarantees and commitments	- 979	- 726	- 253	34.8%	- 796
Provisions for possible loan losses	- 10	-57	+ 47	- 82.5%	- 57
Net writedowns of financial investments	- 295	- 136	- 159	116.9%	- 127
Total writedowns and provisions	**- 1,692**	**- 1,354**	**- 338**	**25.0%**	**- 1,514**
PROFIT BEFORE EXTRAORDINARY ITEMS AND INCOME TAXES	**2,924**	**3,415**	**- 491**	**- 14.4%**	**3,212**
Extraordinary income (charge) – net	359	212	+ 147	69.3%	231
Change in fund for general banking risks	- 4	- 5	+ 1	- 20.0%	- 5
Income tax for the period	- 1,317	- 1,596	+ 279	- 17.5%	- 1,484
NET PROFIT FOR THE YEAR	**1,962**	**2,026**	**- 64**	**- 3.2%**	**1,954**
Minorities	- 161	- 572	+ 411	- 71.9%	- 500
of which: acquired under S3		*313*			
GROUP PORTION OF NET PROFIT FOR THE YEAR [1]	**1,801**	**1,454**	**+ 347**	**23.9%**	**1,454**

1. Taking into account minority portions acquired under S3, the Group portion of profits would have been €1,767 million in 2001.

Balance Sheet: Quarterly Figures

Assets

(€ million)	2002 Restated				2001 Restated			
	31.12	30.09	30.06	31.03	31.12	30.09	30.06	31.03
Cash and deposits with central banks and post offices	1,610	1,195	1,327	1,740	2,345	1,256	998	1,089
Due from:								
Customers	113,824	112,696	119,375	117,992	119,355	120,313	120,020	115,998
Banks	28,099	26,014	24,506	24,750	26,459	25,216	26,018	25,440
Trading securities	17,092	19,759	18,208	19,595	17,172	17,726	18,086	18,314
Fixed assets:								
Investment securities	13,338	14,618	15,383	17,186	16,889	16,460	16,988	15,310
Equity investments	2,404	2,308	2,347	2,392	2,350	2,190	1,601	1,613
Intangible and tangible fixed assets	4,783	4,788	4,775	4,987	5,037	4,755	4,933	4,850
Positive consolidation differences and net equity differences	1,018	879	899	882	910	822	853	885
Other asset items	31,181	27,540	23,853	22,322	23,251	22,857	20,261	23,584
Total assets	**213,349**	**209,797**	**210,673**	**211,846**	**213,768**	**211,595**	**209,758**	**207,083**

Liabilities and shareholders' equity

(€ million)	2002 Restated				2001 Restated			
	31.12	30.09	30.06	31.03	31.12	30.09	30.06	31.03
Deposits:								
Due to customers	93,572	88,727	93,006	94,550	95,669	89,126	89,432	85,934
Securities in issue	33,173	32,113	35,923	35,833	35,868	34,671	34,459	35,755
Due to banks	31,991	35,995	32,605	33,747	34,312	40,664	42,268	39,269
Specific reserves	4,601	4,375	3,993	5,014	4,602	4,189	4,043	4,396
Other liabilities	29,333	27,892	24,979	21,799	23,308	24,221	21,687	23,765
Reserve fund for possible loan losses	94	132	144	152	148	107	118	167
Subordinated debt	7,088	7,419	7,395	7,583	7,073	6,246	5,739	5,641
Negative consolidation differences and net equity differences	64	60	60	60	59	43	44	41
Minority portion of shareholders' equity	1,172	1,140	1,092	1,305	1,667	3,158	3,129	3,073
Shareholders' equity:								
Capital, reserves and fund for general banking risks	10,460	10,495	10,468	11,315	9,608	8,057	8,036	8,628
Net profit for the period	1,801	1,449	1,008	488	1,454	1,113	803	414
Total liabilities and shareholders' equity	**213,349**	**209,797**	**210,673**	**211,846**	**213,768**	**211,595**	**209,758**	**207,083**

Profit and Loss Account: Quarterly Figures

(€ million)	2002 Restated				2001 Restated			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net interest	1,204	1,221	1,219	1,267	1,313	1,193	1,288	1,193
Dividends and other income from equity investments	49	28	111	28	36	- 4	37	26
Net interest income	**1,253**	**1,249**	**1,330**	**1,295**	**1,349**	**1,189**	**1,325**	**1,219**
Net commission	793	764	832	801	949	750	809	830
Trading profit (loss)	219	221	251	358	257	224	151	328
Other net operating income	207	174	176	176	239	147	203	153
Net non-interest income	**1,219**	**1,159**	**1,259**	**1,335**	**1,445**	**1,121**	**1,163**	**1,311**
TOTAL REVENUES	**2,472**	**2,408**	**2,589**	**2,630**	**2,794**	**2,310**	**2,488**	**2,530**
Payroll costs	- 808	- 791	- 770	- 791	- 831	- 725	- 804	- 743
Other administrative expenses	- 480	- 472	- 458	- 453	- 475	- 450	- 457	- 456
Writedowns of intangible and tangible fixed assets	-153	- 109	- 99	- 99	- 135	- 93	- 98	- 86
Operating expenses	**-1,441**	**- 1,372**	**- 1,327**	**- 1,343**	**- 1,441**	**- 1,268**	**- 1,359**	**- 1,285**
OPERATING PROFIT	**1,031**	**1,036**	**1,262**	**1,287**	**1,353**	**1,042**	**1,129**	**1,245**
Amortisation of goodwill	- 59	- 63	- 54	- 69	- 85	- 61	- 67	- 64
Provisions for risks and charges	- 94	7	- 55	- 21	- 43	- 27	- 64	- 24
Net writedowns of loans and provisions for guarantees and commitments	- 320	- 175	- 308	- 176	- 189	- 156	- 210	- 171
Provisions to loan loss reserves	- 1	2	- 7	- 4	- 34	- 9	-	- 14
Net writedowns of financial investments	- 210	- 10	- 75		- 113	- 8	- 8	- 7
Total writedowns and provisions	**- 684**	**- 239**	**- 499**	**- 270**	**- 464**	**- 261**	**- 349**	**- 280**
PROFIT (LOSS) BEFORE EXTRAORDINARY ITEMS AND INCOME TAXES	**347**	**797**	**763**	**1,017**	**889**	**781**	**780**	**965**
Extraordinary income (charge) – net	218	1	156	- 16	93	28	62	29
Change in fund for general banking risks	- 4	-	-	-	- 12	1	6	-
Income tax for the period	- 178	- 307	- 391	- 441	- 458	- 360	- 334	- 444
NET PROFIT FOR THE PERIOD	**383**	**491**	**528**	**560**	**512**	**450**	**514**	**550**
Minorities	-31	- 50	- 8	- 72	- 171	- 140	- 125	- 136
of which: acquired under S3					*88*	*63*	*75*	*87*
GROUP PORTION OF NET PROFIT	**352**	**441**	**520**	**488**	**341**	**310**	**389**	**414**

Note

Quarterly Profit and Loss Accounts are calculated as being the differences between the progressive totals. They are therefore affected by the exchange rates prevailing on each date and especially by fluctuations in the zloty rate (in which Pekao Group accounts are denominated, accounting for 10-15% on average of the main profit and loss items) and in the US dollar, given our investment in Pioneer Group USA.

The restated first-quarter 2002 Group portion of net profit takes into account the effects of the consolidation of Zagrebacka Banka as from 8 March 2002 (in our end-March quarterly report this equity investment had temporarily been entered at cost).

Strategic developments

In 2002 the Group developed its strategy based on priorities set at the beginning of the period, with the primary goal of maintaining and improving the capacity to create value over time for all stakeholders.

Despite economic and financial market environments that were not conducive to growth, the Group still managed to:
- maintain an outstanding performance in terms of profitability and productivity;
- fully adhere to the terms set in the major plans for changing its own structure in Italy;
- continue its expansion into New Europe;
- successfully follow up on the strategic priorities set at the start of the year (specialisation and quality of service; selective growth; efficiency and risk control).

For details on profit and loss and earnings results, see the section "Operating results and performance".

With regard to the radical changes in the Group's structure in Italy, on 1 January 2003 the end of the third phase of the S3 Project was reached. This resulted in the transformation of the seven regional Italian banks into three specialised banks supporting specific customer segments (this transaction is described in detail in the notes on the Italian Banking Division).

From a financial and capital standpoint at the consolidated level, the project did not alter the major features of the Group. To be more specific, if the transactions are seen as an aggregate of the Group's Italian banks, they did not alter the balance sheet components that are most directly related to lending (cost-based funding and interest-bearing loans, and especially those with typical customers) and financial business (which is defined to include the management of customers' liquid assets, and more complex transactions to hedge financial risks that are typically carried out by businesses). The only major change from the prior position reported was for properties, which were centralised at the Parent Company, in order to streamline the Group's property holdings and achieve economies of scale in their management.

In addition, with regard to capital resources, the Group took the opportunity to allocate appropriately the capital needed by the banks being formed on the basis of risk-weighted assets. This measure did not affect consolidated shareholders' equity, but was merely a re-allocation of capital among Italian entities in the Group, which now have a more rational capital distribution in relation to the risk associated with the typical operations of each of them.

From an organisational standpoint, the fact that all deadlines for completing the project were met, as originally advised to the market, should be attributed to the exceptional Group-wide commitment of all areas involved in planning and implementing one of the most complex restructuring transactions in the banking sector ever carried out in Europe.

As a result of the transaction completed, the Group anticipates increased overall efficiency for operations in Italy and an improvement in its capacity to build relationships with customers, and through this, an increase in market share. As a result, the outlook for profit growth and for the creation of value in the medium and long term has been enhanced.

The project also led to a rethinking of the best structure for the Group, which until now comprised three Divisions (Italian Banking, Wholesale Banking, Foreign Banks and New Growth), and to its rearrangement into four Divisions consisting of Business Units that primarily support a specific customer segment. As a result, four Divisions were set up: Retail, Corporate, Private Banking and Asset Management and New Europe. Their main objective is to maximise economies of scale and scope and ensure operational excellence, as well as to facilitate the implementation of strategic moves as opportunities arise.

The Corporate Identity Department was established within the Parent Company to provide support for this important transformation project. Its goal is to build a new image for the Group and a clear common identity. The newly formed department has already:
- redefined the Group's mission based on five key values (ethics/responsibility, creativity/entrepreneurship, skills/growth, listening/openness and fairness/transparency);
- created new logos and a new advertising campaign.

As regards the Group's expansion into New Europe, in 2002 transactions were completed for the acquisition of the Romanian bank Demir (renamed UniCredit Romania) and the largest Croatian bank (Zagrebačka Banka), with the simultaneous sale (as required by the country's Monetary Authorities) of Splitska Banka, which generated a sizeable capital gain due to the clear improvement in operations achieved while the bank was a part of the Group.

In addition, in the second half another acquisition was finalised in the important Czech market. The Bank of Italy's authorisation for the completion of this transaction was obtained in February 2003.

Finally, in October 50% of the Turkish company Koç Financial Services was acquired. The procedures and form of this group's potential collaboration with UCI are currently being determined.

The extraordinary commitment required in pursuing strategic plans has not taken attention away from improving customer services and developing distribution channels. At the same time that regional networks were reorganised in Italy and networks in New Europe were expanded, significant growth rates were achieved for users of telephone and Internet banking.

In addition, there was continued product and service innovation, as witnessed by the growing acceptance of these products by Retail and Private customers (insurance, investment vehicles with guaranteed principal, etc.) and the growing demand for corporate services, through risk-hedging vehicles, which are an essential component of a qualified consultancy service that continued to record excellent growth rates.

In the area of new initiatives, in support for the strategic plan to enhance asset gathering and create a single business unit dedicated to this activity, there was a start-up of operations, which were finalised in January 2003, to transfer to Xelion the financial consultant networks of UniCredit Banca and OnBanca. The latter was formerly the multi-channel bank for Banca Popolare Commercio & Industria, and had previously been acquired through a public offer in the market and merged into UniCredit.

Italian Banking Division

Strategic direction

The characteristic feature of 2002 was the S3 reorganisation. It is the natural evolution of the fully implemented federal model, aimed at improving the oversight of specific growth areas based on different methods used to manage individual customer segments[5].

The adoption of the new model was complex from a corporate, operational and organisational standpoint. It was carried out using methods that made it possible to meet projected deadlines, thereby reducing transition costs to a minimum, aiming to avoid a negative impact on employees and customers and optimising the management of risks associated with the change.

In order to avoid affecting operating and commercial activities for all of 2002, the reorganisation process was carried out only at the Group's central structures in three phases:
- **phase 1**: Setting up and establishing UniCredit Banca (on 1 July 2002), the reorganisation vehicle, which unites the Parent Company's federated banks and units involved in the change process.
- **phase 2**: Internal reorganisation of UniCredit Banca with a careful identification of the structures, human resources and contractual relationships with the customers of the segment banks being established (operating divisionalisation starting the last quarter of 2002).
- **phase 3**: *Creation of the three segment banks and commencement of their operations and the processes of rationalising and* optimising their respective structures (1 January 2003).

The deadlines of this plan were able to be met as, after completing UniCredito's original Industrial Plan, the organisational structure of the Banks involved in the change was substantially consistent in its market approach (broken down into three segments: Corporate, Private and Retail), service models (based on relationship managers and dedicated commercial units) and information systems (unified on UNISIG, the Group's platform).

In this context, the transition from a single bank has been useful in minimising the complexity and risks of the change, making it easier to achieve the transition of operations and structures from the federated banks to segment banks due to the optimal management of communication processes and the involvement of employees.

The three segment banks are UniCredit Banca, which is dedicated to households, professionals and small businesses; UniCredit Banca d'Impresa, which targets medium and large businesses and government agencies; and UniCredit Private Banking, which is dedicated to those who require a highly specialised service due to the size of their holdings. The creation of the three segment banks confirmed a new formula for the "banking business" which focuses on three elements: specialisation, strong local presence and customer satisfaction.

The completion of this strategic project will make it possible to maintain a leadership position in terms of performance, and at the same time achieve an excellent position in the ability to provide the highest quality of services due to a distinctive product line with customer recognition.

However, a high degree of quality customer satisfaction is closely tied to the specific competencies and skills of dedicated employees, *which are key factors for success and the creation of stable value over time.*

Sales channels

The branch network

In 2002 the UniCredito Italiano Group continued its previously established regional expansion plan, by optimising its branch network in anticipation of the new structure and creating services specialised by customer segment in order to provide a level of service that meets the expectations of various market segments.

As at 31 December 2002, the Group had a network of 2,982 branches in Italy, an increase of 34 from the prior year. This is the balance of 51 openings and 17 closings.

Below are details of the bank branches of the Group, which concentrates most of its branches in northern Italy with an evenly spread presence.In the central and southern regions its presence is spread out, but less dense, with Latium, Apulia and Campania having a particularly high concentration of branches.

	31.12.2002		31.12.2001 Restated		
NUMBER OF BRANCHES	**Number**	**% of total**	**Number**	**% of total**	**Change**
UniCredit Banca	2,842	95.3%	2,812	95.4%	30
Credito Italiano Division	*816*	*27.4%*	*803*	*27.2%*	*13*
Rolo Banca 1473 Division	*776*	*26.0%*	*775*	*26.3%*	*1*
Cariverona Division	*520*	*17.4%*	*513*	*17.4%*	*7*
CRT Division	*472*	*15.8%*	*466*	*15.8%*	*6*
Cassamarca Division	*126*	*4.2%*	*123*	*4.2%*	*3*
CRTrieste Division	*50*	*1.7%*	*50*	*1.7%*	-
Caritro Division	*82*	*2.8%*	*82*	*2.8%*	-
Banca dell'Umbria	89	3.0%	85	2.9%	4
Cassa di Risparmio di Carpi	40	1.3%	40	1.3%	-
Other banks	11	0.4%	11	0.4%	-
ITALIAN BANKING DIVISION	**2,982**	**100.0%**	**2,948**	**100.0%**	**34**

Call Centre

The Call Centre area operated for the first six months of 2002 as a part of the Parent Company and was then transferred to UniCredit Banca effective 1 July 2002 since the operation involved was closely tied to customers in the Retail segment.

With this transition, preparations were made in the second half of 2002 to do everything necessary to provide business and operational telephone services to all seven former Italian banking divisions prior to the launch, on 1 January 2003, of the new bank dedicated to the Retail segment.

The Call Centre, even in its new corporate position, continues to serve as the main area for other Group companies who need telephone services, in an effort to achieve better economies of scope and scale. During the second half of 2002 new telephone services were launched on behalf of Casse di Risparmio di Fossano, Savigliano e Saluzzo; Banca dell'Umbria and the Service Lab area of the Corporate division.

Finally, the growth of telephone banking services continued: at the end of December 2002 there were 415,700 participants compared to 376,326 at the end of the prior year (up by 10.5%).

In 2002 a total of 2,152,000 inbound calls were handled (2,100,000 in 2001) for telephone banking and customer care services with excellent service levels (average response time of 1.5 seconds, 0.22% dropped calls). In addition, 1,660,000 outbound calls (1,350,000 in 2001) were made for telemarketing campaigns and customer satisfaction surveys for Group services and products.

In 2002 automated response systems processed 64.6% (compared to 56.7% in 2001) of all incoming telephone traffic confirming the reliability of and favourable customer reaction to that type of interaction, which makes it possible to easily and quickly obtain up-to-date information in real time. At the same time fewer employees are needed to manage services (in 2002 the Call Centre staff actually dropped by 14% despite total telephone traffic that rose by 10.5%). Thus, in this context, automated telephone services started to take off. These services are based on new voice recognition technology, which makes it possible to provide much more detailed information without sacrificing the low cost and simplicity of its use. Last November two initial services were launched that use this method of interaction to provide prices for all mutual funds managed by Pioneer Investments and UniCredit Fondi.

Internet Banking

At the end of the period there were approximately 390,000 individual customers who participated in Internet banking services, with a year on year increase of about 30%. In the corporate customer segment, there was a doubling of the number of participants over the prior period to about 45,000.

There was also considerable growth, on the order of 40%, in the number of customers active in the securities brokerage sector, up to over 70,000 customers. In 2002, approximately 900,000 transactions valued at over €4.5 billion were executed.

A similar volume of activity was reported in various payments involving approximately 1.8 million transactions.

The Financial Consultant Network

Within the S3 Project the financial consultants acting as agents, who are already on UniCredit Banca's staff, were transferred to Xelion with legal effect as from 1st January 2003. From a corporate standpoint this transfer will take place by spinning off the corporate branch of UniCredit Banca's "Financial consultants network" to Xelion.

As at 31 December 2002 the Division had 763 financial consultants.

The Division's market positioning

Loans to customers

The pronounced economic slowdown and increased uncertainty over the short-term outlook had a major impact on bank loan growth in 2002. In fact, the industry as a whole reported a downward trend with a 5.9% average increase in performing loans in 2002 compared to 11.1% for the prior year (also up by 5.9% at the end of 2002). The slowdown was attributable to the short-term component as compared to the prior year, and in particular business loan demand (equal to 55% of all short-term loans for the industry), which was affected by the slowdown of the Italian economy. However, medium and long-term loans showed growth rates that held steady and grew over 2001 up to an increase of 11.5% at the end of 2002. This was due not only to increased household demand for medium-term loans and mortgages to finance the purchase of homes, but also the business demand for loans, which was bolstered by the historically low level of interest rates.

In this environment, the Group's market share of short-term loans declined to 9.86% from 10.51% at the end of 2001 with a substantial reconfiguration of loan volumes towards customers and sectors with the best risk/return profile and the highest growth prospects. More specifically, performing loans of units operating in Italy to ordinary residential customers (which, on the whole, remained essentially unchanged from the end of the prior year) declined 11.5% in the short-term component following the gradual decline in specific loan types (hot money and overdraft borrowings) and to specific segments (financial and non-financial companies) due to their less attractive nature in terms of return on capital employed. There was also an increase of 11.2% in medium to long-term loans, which was bolstered in particular by mortgage loans to households.

LOANS TO DOMESTIC CUSTOMERS (units operating in Italy)	UniCredito Group market share			Industry as at 31.12.02	
	31.12.2002	30.09.2002	31.12.2001	Amounts (€ million)	% change from prior year
Short-term loans	9.63%	9.79%	10.91%	465,483	0.3%
Medium and long-term loans	10.07%	10.18%	10.10%	514,770	11.5%
Total loans	**9.86%**	**10.00%**	**10.51%**	**980,253**	**5,9%**

Non-performing loans

Continuing economic stagnation had an impact on non-performing loans, which resumed their upward trend starting in May 2002 for the first time since the beginning of 1999. For the banking industry as a whole, in December 2002 gross non-performing loans were actually up by 2.1% on an annual basis compared to -12.6% for the prior year, accounting for 4.51% of total loans compared to 4.67% at the end of 2001.

The Group performed much better than the industry with a downward trend in gross non-performing loan volume in the second half of the year. At the end of the period, non-performing loans represented 3.14% of total loans, which was up compared to the figure of 2.81% recorded at the end of 2001 (however, the latter figure benefited from a transaction involving the securitisation of non-performing loans), but down from 3.19% at the end of September 2002.

NON-PERFORMING LOANS – DOMESTIC CUSTOMERS (Units operating in Italy)	Ratio of non-performing loans/Total loans [1] 31.12.2002	30.09.2002	31.12.2001	Non-performing loans as at 31.12.2002 (€ million)	2002/2001
Industry	4.51%	4.67%	4.67%	46,298	2.1%
UniCredito Group	**3.14%**	**3.19%**	**2.81%**	**3,129**	**11.1%**

1. Total loans include non-performing loans.

For further details on the Division's credit quality, see the paragraph on doubtful loans in the chapter on the key balance sheet aggregates.

Funding from customers

On the liability side, direct deposits, which are defined as deposits (demand deposits, savings deposits and certificates of deposit) and bonds, rose sharply with average annual growth of 9% in 2002 compared to growth of 2.7% in 2001 (this measure was up by 7.2% at the end of 2002). The lively growth seen throughout the entire period was due to the preference of households for less risky forms of investment due to the high uncertainty in financial markets and the economic outlook in general. To be specific, demand deposits rose an average of 11.3% from an increase of 3.5% in 2001 (up by 7.6% in 2002), while bonds grew an average of 9.7% in 2002 compared to 7.6% in 2001 (up by 9% in December 2002).

Since the beginning of the year, the Group has seen a decline in its share of the deposit market (from 10.09% to 9.50%) and the bond market (from 8.56% to 6.34%) which was partly offset by the increase in the market share for repos (from 12.50% to 14.67%). Thus, overall there was a decline in the market share of funding from customers compared to 2001 but an increase over September. To a large extent this performance was affected by the drop in demand deposits from financial companies, which should be seen in the context of the gradual reduction in net exposure to that sector, as noted earlier, by the conversion of Group bonds to third-party products and by the lower percentage contribution of capital repatriated from abroad following the "tax shield" for UniCredito with respect to the industry, since repatriated liquid assets from Group customers were already invested in indirect deposits.

DOMESTIC CUSTOMERS DEPOSITS (Units operating in Italy)	UniCredito Italiano Group market share 31.12.2002	30.09.2002	31.12.2001	Industry as at 31.12.2002 (€ million)	2002/2001
Deposits (in euros and other currencies)	9.50%	9.48%	10.09%	583,274	6.0%
Bonds	6.34%	6.62%	8.56%	323,130	9.5%
Total deposits	**8.38%**	**8.43%**	**9.55%**	**906,404**	**7.2%**
Repos	14.57%	12.41%	12.50%	89,728	17.3%
Funding	**8.93%**	**8.80%**	**9.80%**	**996,132**	**8.0%**

Assets under Management

The year just ended will be remembered as one of the darkest for international stock markets. It witnessed investors gradually fleeing towards the relative safety offered by the "risk-free" financial instruments of major industrialised countries in an environment where hopes for an international economic recovery in the short term where gradually abandoned, giving rise to fears of recession.

In this context, mutual funds managed by Italian managers experienced the same negative trends, which became evident during the first half of the year. Investors, who were worried about the short-term outlook of their portfolios, continued to shift their portfolios towards less risky products, a phenomenon that had already begun in 2001.

Overall assets in mutual funds distributed in Italy declined by 9.4% with a particularly difficult second half when there was a net outflow of €6,780 million.

Industry-wide purchases of mutual funds were down by 10.3% from 2001, as a further confirmation of investors' move away from equity products.

ASSETS IN MUTUAL FUNDS (€ millions)	31.12.2002	30.09.2002	31.12.2001	% changes from 30.09.02	% changes from 31.12.01
Industry	469,963	462,023	519,155	1.7%	- 9.5%
UniCredito Italiano Group	62,578	61,017	70,386	2.6%	- 11.1%
Market share	**13.32%**	**13.21%**	**13.56%**	**+ 0.11%**	**- 0.24%**

For the UniCredito Italiano Group, market performance had a negative effect on mutual fund balances with an 11% decline in assets managed in 2002. Although market share was down by 24 basis points for the period, it improved 11 basis points for the last quarter to 13.32% at the end of 2002.

Thus, even though in 2002 the Group had a net outflow of € 2,883 million in Italy, this figure was in line with that of its major competitors.

The Group's asset management products with guaranteed principal ended the current year with overall deposits of € 5,191 million, over a half of which (€ 2,754 million) was represented by insurance products (Unistàr).

In the Bancassurance sector, the Group's new products generated €5,170 million during the period, representing an increase of 30% over 2001. Sales of policies with periodic premiums, which have a greater profit margin, rose by 37%.

Market share figures confirmed the Group's leading position:

- For unit-linked policies, market share was 37.5% (34.5% in 2001) of the Bancassurance market and 27.3% (26.7% in December 2001) of the market overall;
- For all policies, market share was 17.6% (16.1% in 2001) of the Bancassurance market and 11.8% (11% in December 2001) of the market overall.

Banking business by customer segment

Retail

In the difficult macroeconomic context of 2002, the results achieved in the Retail segment were at levels somewhat lower than in 2001. There was an increase in net interest income, which was achieved despite the gradual decline in base rates, and a drop in service revenues caused by the negative performance of financial markets which generated a decline in the stock of managed assets and lower trading activity. This situation resulted in a shift in the mix of these two categories in the profit and loss account: in 2002 net interest income was over 53.5% of total revenues (48% in 2001), while service revenues were approximately 46.5% of the total (52% in the prior period).

Details on the contributions of these two revenue components to profits are provided below:
- An increase in net interest income of 1.7% on an annual basis due to the combined effect of a reduction in the spread of customer deposits, which was more than offset by a significant rise in loan volume (up by 9.7% over December 2001) for both the short-term and longer term components. This growth was achieved with a high degree of risk management thanks to the scoring and monitoring systems which the bank has used for some time, and which were further enhanced during the period;
- A 6.2% decline in service revenues from the prior year (primarily in administered and managed deposits), due to the previously noted poor performance of securities markets and the delay in the worldwide recovery, which was only partly offset by an increase in sales volume in 2001 (about 10%). Thus, asset management advisory focused on product areas with higher profit margins for customers and the bank (policies and segregated accounts with protected principal, products with periodic premiums, high quality bonds). At the same time entry fees fell by over 70%, which enhanced product quality and customer relationships.

In 2002 package accounts continued to be well received by the market:
- In the small and medium-sized business segment, Imprendo accounts grew to a level of over 152,600, with an increase in absolute terms of over 31,300 accounts (up by 25.8%) over December 2001. Approximately 34% of Imprendo account holders are made up of new customers, which is up sharply from 29% in 2001;
- At the end of the year there were nearly 1.7 million package accounts held by individuals, representing an increase of 11.5% over 2001.

Corporate

In 2002 the Corporate Business Area posted extremely positive results, which were well in excess of those for the prior year.

Total revenues showed an increase of 10% rising to €1,678 million due to the positive performance of both financial and service income. Confirming the importance of this area over recent periods, service income represented over 41% of the total.

To be specific, financial income of €997 million was up by 15% over 2001. A significant contribution to this result came from efforts to reposition loans at pricing levels which are more in line with the high level of specialised services offered and new risk levels. In the difficult economic situation of 2002, credit policies have been targeted at strengthening the growing number of loans in recent periods (the average annual figure indicates a considerable capacity of over €43 billion) by reconfiguring the portfolio in terms of risk and return.

Service revenues were up by about 4% to €681 million. Derivatives used to hedge exchange-rate and interest-rate risk (up by 14%) were a significant component in this area, while the remaining increase was achieved as a result of the positive performance of commissions for foreign services (a contribution of €112 in absolute terms), and portfolio commissions (up by 16%).

The enhancement of the service model by business area, with fully dedicated managers assisted by product specialists for activities with greater advisory content (particularly the foreign commercial area, corporate liquidity management and financial risk hedging), made it possible to anticipate and optimise the distinctive specialisation, for which the new segment banks have been known since 1 January 2003, by effectively and quickly interpreting the needs of business customers.

Private Banking

The year 2002 saw considerable growth in the Private Banking channel, which, in the context of the broader S3 project led to the launch of the Private Banking Division at UniCredit Banca effective October 2002, and the subsequent launch of UniCredit Private Banking S.p.A. on 1 January 2003.

This growth was achieved through:

- The expansion of the commercial network with the placement of new employees dedicated to customer relationships, and the opening of several new branches due to the greater critical mass, which was made possible by having organised the Private Banking Divisions of the federated banks as a common area;
- The distribution of investment solutions tailored for the target customer (in particular hedge funds and multi-brand segregated accounts) and the launch of a new credit card at a very high level (VISA Infinite) that was created through Clarima;
- The establishment of centralised specialist areas dedicated to the high net-worth segment.

In addition, 2002 was characterised by the "Repatriation of capital" measure that allowed the Group to acquire new deposits totalling about €4,000 million, corresponding to about 8% of total deposits repatriated to Italy based on government estimates. This activity may also continue through next year due to the introduction of a "supplemental measure" as part of the 2003 budget.

All of this has made it possible to contain repercussions on profitability brought about by the unfavourable general market conditions, and particularly in the asset management sector.

In fact, the "high net worth individuals" segment is characterised by modest volumes of direct deposits and loans and significant amounts of indirect deposits (with a percentage of assets under management of over 50%). Thus, revenues are highly correlated to the performance of financial markets.

In 2002 total revenues in this segment were down by about 20% primarily as a result of the drop in net commission from assets under management and Bancassurance, and, to a lesser extent, from assets under administration.

Net profit and the formation of operating profit

In 2002 the Italian Banking Division generated net profit of €1,695 million, down by 10.6% from the prior year, with the Group's portion equal to €1,680 million (down by 10.9%).
During the period, the Division's operating profit was €3,300 million, a 13% decrease from 2001 due to a fall in revenues (down by 3.9%) and an increase in operating expenses (up by 5.1%).

ITALIAN BANKING DIVISION [1]

(€ millions)	2002	2001	Change	2002/2001
Net interest	3,798	3,897	- 99	-2.5%
Dividends and other income from equity investments	-8	21	- 29	n.s.
Net interest Income	**3,790**	**3,918**	**- 128**	**-3.3%**
Net commission	2,273	2,470	- 197	- 8.0%
Trading profit (loss)	266	290	- 24	- 8.3%
Other net operating income	985	933	+ 52	+ 5.6%
Net non-interest income	**3,524**	**3,693**	**-169**	**- 4.6%**
TOTAL REVENUES	**7,314**	**7,611**	**- 297**	**- 3.9%**
Payroll costs	-2,189	-2,130	- 59	+ 2.8%
Other administrative expenses	-1,611	-1,502	- 109	+ 7.3%
Writedowns of intangible and tangible fixed assets	-214	-188	- 26	+ 13.8%
Operating expenses	**-4,014**	**-3,820**	**- 194**	**+ 5.1%**
OPERATING PROFIT	**3,300**	**3,791**	**- 491**	**- 13.0%**
Provisions for risks and charges	-69	-87	+ 18	- 20.7%
Net writedowns of loans	-489	-428	- 61	+ 14.3%
Provisions for possible loan losses	-2	-43	+ 41	- 95.3%
Net writedowns of financial investments	-1	-19	+ 18	- 94.7%
Total writedowns, write-backs and provisions	**-561**	**-577**	**16**	**- 2.8%**
PROFIT (LOSS) BEFORE EXTRAORDINARY ITEMS AND INCOME TAXES	**2,739**	**3,214**	**- 475**	**- 14.8%**
Extraordinary income (charge) – net	84	16	+ 68	+ 425.0%
Change in fund for general banking risks	-3	1	- 4	n.s.
Income tax for the year	-1,125	-1,335	+ 210	- 15.7%
NET PROFIT FOR THE YEAR	**1,695**	**1,896**	**- 201**	**- 10.6%**
Minorities	-15	-10	- 5	+ 50.0%
GROUP PORTION OF NET PROFIT (LOSS) FOR THE YEAR	**1,680**	**1,886**	**- 206**	**- 10.9%**

1. The figures for 2001 and the first half of 2002 were restated by dividing the results for banks merged under the S3 reorganisation between the Division and Parent Company, in order to take into account the effects of new operating procedures where possible.

Revenues

Net interest income of €3,790 million was down by 3.3% due to a sharp drop in average market rates in 2002 from the prior year. This led to lower returns on free capital that were only partly offset by measures to hold spreads generated in business with customers. More specifically, there was a drop of about 5 basis points in spread for the short-term component of units operating in Italy. This was due to difficulties in managing pricing, especially in the deposit area. With regard to business volume, in the loan area there was a significant average increase in the medium and long-term component for households, and a sharp reduction in short-term, low return exposure, while in the deposit area there was a reduction caused by the securities component in light of the commercial policy aimed at replacing maturing deposits with indirect deposits.

Net non-interest income was down by 4.6%, as detailed below:

- Net commission was €2,273 million, a decline of 8% from 2001, which was largely due to the drop in management commissions resulting from the shift in asset mix towards money market and bond areas and the reduction in the value of assets under management resulting from negative performance in financial markets. New gross premiums for insurance products remained at high volume levels. Together with the placement of bonds on behalf of third parties, these commissions made it possible to limit the above difficulties due to the continual shifting of customers' portfolios towards products with higher profit margins;
- Trading profits of €266 million were down by 8.3% from the prior year due to the compound effect of losses arising from segregated accounts with protected principal that matured during the year, and a reduction, during the last quarter compared with the same period of the prior year, in profit generated from derivatives to hedge the interest and exchange rate risk of businesses.

Consequently, total revenues fell by 3.9% to €7,314 million.

Operating Expenses

Operating expenses increased a total of 5.1% due to a 2.8% rise in payroll costs (largely attributable to contract adjustments and the variable compensation component), a 7.3% rise in administrative expenses (partly due to charges for reorganisation projects under way, and in particular IT expenses, third party services and compensation paid to outside consultants) and a 13.8% increase in writedowns of fixed assets resulting from investments made in 2001.

The ratio of operating expenses, inclusive of writedowns, to total revenues (cost/income ratio) rose to 54.9% from 50.2% for the prior year.

Wholesale Banking Division

Updated strategic direction

In 2002 the Wholesale Banking Division operated through autonomous entities that manage specific businesses: UniCredit Banca Mobiliare, the Group's investment bank; TradingLab Banca S.p.A., the UBM subsidiary specialising in offering products and services for retail investors to banks and brokers; and Pioneer Global Asset Management S.p.A., the sub-holding company that oversees the Group's asset management operations.

However, starting in the second half, the reorganisation under the S3 reorganisation led to a gradual reconfiguration of companies making up the Wholesale Division.

UBM

As regards UBM, its placement along with UniCredit Banca d'Impresa within the parent company's Corporate Division made it possible, starting in 2002, to take advantage of the significant synergies between these two independent entities, and allowed the former to pursue with greater determination its calling as wholesaler of financial services to institutional investors.

In this perspective, investments made during the period to expand the range of services in corporate and investment banking should be seen in a dual context. On the one hand, there was a desire to let UBM achieve a leading position in the market of big businesses in Italy (including in sectors in which the presence of foreign operators is most significant) in the area of structured finance and merger and acquisition transactions. On the other hand, through the network of Banca d'Impresa the skills and professionalism acquired in advisory activities and structuring tailor-made solutions for large customers were made available to support the larger pool of small and medium-sized customers by offering products which may be more standardised out of necessity, but still incorporate a high level of service in keeping with the most qualified financial consulting services.

TradingLab

TradingLab Banca S.p.A., which became a part of UniCredit's Retail Division under the S3 reorganisation, retained its mission of providing Italian and international brokers with products and services that meet the needs of individual investors in a unique and efficient manner: state-of-the-art technology, a wide range of liquidity products and complete information on risks.

The main initiatives undertaken in 2002 were aimed at strengthening and further developing the bank's operations through the expansion of the range of structured products offered and the internationalisation strategy. In particular, in order to meet the changing needs of investors, new issues of €8.3 billion were originated, approximately one third of which were related to products indexed to stocks and mutual funds. In the area of international expansion, covered warrant operations were launched in the French and British markets in order to make the organisational area dedicated to trading these instruments more efficient and effective.

With regard to services designed to give investors easy access to products, a project was launched that calls for the transformation of the wider electronic TLX® market from Organised Trading System to Regulated Market. To this end in 2002 a new company called TLX SpA was established. Effective 1 January 2003 the TLX® division was transferred to that company. This transfer will allow TLX S.p.A. to manage operations of the organised trading system continuously and with the same number of financial instruments currently offered. The launch of the new regulated market will occur immediately after obtaining CONSOB authorisation.

Pioneer

Pioneer Global Asset Management S.p.A. (PGAM), the asset management unit of the UniCredito Italiano Group, became a part of UniCredit's Private Banking division at the end of the S3 reorganisation process.

In 2002 Pioneer continued to expand and strengthen its international presence thanks to the acquisition in November of 100% of Momentum Asset Management, an international company that has been operating in the sector of funds of hedge funds with low cyclicality and volatility since 1987. This allowed Pioneer to enrich and complete its product line, with a fund focused on single strategy hedge funds and multi-strategy hedge funds, for the Italian fund segment.

In the international area, significant agreements were entered into with the main asset managers that gave Pioneer a presence in major third-party distribution platforms, and new products with guaranteed principal were launched in the American and international divisions.

In Italy a new capital-guaranteed product was introduced, and a corporate streamlining and rationalisation process was completed for the range of mutual funds of the UniCredito Italiano Group with the merger of Rolo-Pioneer funds into UniCredit Funds; in addition, the process was commenced that will lead to the merger of the Plurifond Luxembourg funds into Pioneer funds.

In the distribution area, the reorganisation process has commenced with the absorption of the Italian division into the international division. At the end of this process there will be four operating divisions: America, New Europe and International, and a Division dedicated to alternative investments (PAI).

Investment Banking

Investment Banking

The intense origination activity in the investment banking area focused primarily on sectors considered to be more synergistic for unusual financial transactions such as energy, information technology, luxury items and utilities. In addition, UBM played a fundamental role in the restructuring of major Italian industrial groups.

Although the capital market was affected by a sharp decline in volume and a negative macroeconomic environment, the operations of Equity Capital Markets made UBM one of the leading investment houses in the domestic market. In this market environment, UBM played a leading role in stock placements acting as Global Co-ordinator in two out of the five IPO's in the Italian market during the year (Fiera di Milano and Pirelli Real Estate), and as Sole Agent and Joint Global Co-ordinator in the stock issues of Fiat and Banca Popolare Commercio e Industria. In addition, there was an increase in the types of transactions carried out in the area of primary stock market operations.

In the area of Structured Finance, there was significant growth concentrated primarily in the acquisition finance segment.
In particular, in its role as Sole Arranger, UBM arranged financing of a public offering by the Bracco Group for Esaote, and together with leading Italian and international banks arranged the financing for the acquisition of Azimut (asset management) by the Apax Partners Fund and the public offering of Schema 28 for Autostrade. In terms of size, the latter was the largest acquisition carried out in Italy during the year.

UBM also participated in structuring the "FIAT *Convertenda*" transaction (see page 71), arranged the refinancing of the Safilo Group acquisition and also participated in the refinancing of the LECTA Group.

Despite the fact that the merger and acquisition market suffered another serious worldwide decline in 2002 (about a 61% drop in volume from 2001), in the M&A area UBM played a leading role in the Italian market, and became the second largest Italian merchant bank in this sector in just one calendar year of operations.

In the area of organising and underwriting issues in primary fixed-income markets, UBM undertook a hundred transactions totalling €10.4 billion, ranking in first place among all Italian institutions for transactions denominated in euros and all other issuance currencies. In addition, UBM was ranked in first place for issues by Italian issuers.

Major public transactions placed in the institutional market included the following: the placement syndicate for 15-year BTPs (multi-year treasury bonds) of the Italian Republic for a total of €6.5 billion; fixed rate Olivetti bonds with €100 billion maturing in April 2007 and €500 billion maturing in April 2012; the bonds issued by the SCCI vehicle for the third securitisation of INPS receivables for a total of €3 billion; the fixed-rate bond issued by Barilla for €300 million.

UBM also continued its operations in the securitisation market through its subsidiary Euro Capital Structures.

Corporate Banking

The launch of the S3 Project in the second half of 2002 and the resulting major reorganisation of capabilities within the UniCredito Italiano Group, which was aimed at achieving more effective commercial operations overall, led to the gradual disengagement of UBM from the management of large-corporate customer relationships, which are now handled by the newly established UniCredit Banca d'Impresa, the new group bank dedicated to the Corporate segment. Thus, during the period the bank's customer base was redefined with the goal of focusing UBM's operations only on the customer segment that has the greatest need for traditional investment banking services.

In 2002, corporate lending generated revenues of €29.2 million (representing a substantial increase over the €19.4 million generated in 2001). Of this amount €24 million was for loan syndication commissions (up by 25% over 2001). In 2002 UBM ranked second in the Italian market for this segment, and acted as mandated arranger for several high profile transactions such as Edipower, H3G, Luxottica, the Fiat convertible bond, Mediaset, Immobili RAS, Immobili Toro, Safilo and Schema 28 – Autostrade.

Fixed Income, Equity and Derivatives Sales and Trading

Bond sales and trading generated €40.4 million in revenues which was down from 2001 levels. This decline was due to the performance of the trading desk for non-government bonds, the profitability of which was affected by deteriorating credit conditions in a sluggish economic cycle.

With regard to government securities, for the third year in a row UBM confirmed its first place ranking among Italian Treasury specialists and strengthened its specialist function for the French Treasury. Overall, taking also into consideration its strong presence in the Spanish, Greek and German markets, UBM is quickly becoming one of the key brokers of government securities in the euro area. In this context, revenues for this sector rose sharply from €2.5 million in 2001 to €7.6 million in 2002.

With regard to operations in non-government securities, the strong trend towards widening credit spreads in international markets for most of the year was accompanied, in the fourth quarter, by a significant drop in value of issues by Italian companies as a result of tension in the domestic market.

Forex trading registered an increase in terms of volume and revenues: the latter rose from €17 million in 2001 to €19.1 million in 2002.

In 2002 the Equity Research, Sales and Trading Unit generated revenues of €21.6 million, which was down by 14.9% from the prior year, but its losses were contained despite the freefall recorded by nearly all world stock markets.

During the year, the ability to offer advisory services in the Italian stock market to domestic and foreign customers was gradually enhanced.

During this period, the sales desk was also expanded, and is now made up of 12 salespeople, 3 of whom are at the bank's office in London. This expansion was a determining factor allowing the bank to initiate over 70 new relationships with institutional customers. The same sales team also brought to a conclusion the placement of Fiera Milano S.p.A., a transaction that furthered UBM's leadership position in the STAR segment where the Bank can lay claim to its role as specialist for 11 out of the 40 companies listed on it.

Trading, structuring and selling complex derivatives for corporate and institutional customers and government agencies generated revenues of €442.8 million, which was up by 59.1% over the prior year. This high-growth business area represented UBM's main revenue source (76.5% of total revenues) again in 2002.

These results were due to the range of products that are tailor-made for customers' needs, and the constant adaptation of such products, as well as the development of the marketing capability of the distribution network of the UniCredito Italiano Group.

The unique skills developed in planning and implementing liability management strategies for government agencies and former municipal companies allowed UBM to strengthen its leading position in the segment: in 2002 the Bank obtained 125 mandates for the management of financial risks including those for the Municipality of Milan, Molise Region and the Province of Cosenza.

Derivative products targeting institutional customers generated revenues of €94.9 million (up by 63.8%), which was primarily due to the steady demand of banking and insurance customers for derivatives used to guarantee principal and yield. The methodology used by UBM to hedge the guarantee turned out to be particularly effective, especially if compared with products offered by competitors, which, in the face of sagging stock markets, posted disappointing performance. There was also growth in operations involving hedging products for bank treasury risks and financial companies.

Products for Retail customers

The fundamental determining factors affecting the generation of revenues in 2002 as compared with 2001 were the reduced Derivative Market Making operations (down by 55%), which reflected the impact of lower volumes and spreads per unit in an area that is highly sensitive to market trends.

This reduction was accompanied by an increase in Securities Origination and Market Making, which was evidence of the intensified efforts in 2002 to reconfigure the main product line and the related revenue mix.

In particular, origination operations produced an increase in revenues of about 27%: this increase was due to the combined effect of an increase in relevant volumes (up by 84% over the same period in 2001), which was partly offset by a lower profit margin resulting from changes in the competitive environment and in the configuration of demand, which is now more concentrated in the interest rate area.

There was also a rise in the contribution of commission income for third party securities brokering (up by 14% over the prior year).

Asset Management

The Industry

The year 2002 was a difficult test for the mutual fund industry and assets under management in general, which should be seen in the context of an average fall of 30% over the year in the major stock markets, on top of a 20% decline in 2001. Negative market performance was due to the absence of any major signs of recovery in the international economy and to continuing political tension in the Middle East and the resulting crisis of investor confidence and problems with the accounts of several banking and insurance companies that were forced to drastically reduce the percentage of their investments in equities.

After a weak foray into positive territory at the beginning of the year, which was seen as a recovery after the negative reaction to the events of September 2001, stock markets followed a downward trend that lasted until the end of the year. The downturn in 2002 took a particularly heavy toll on the German market with the Dax100 index down by more than 42% from the end of 2001. Losses were also substantial in other markets with performance for the MSCI Europe, MSCI Euro and Nasdaq indices down by 30.9%, 36.1% and 31.7%, respectively. The S&P 500 had a somewhat lower loss of 23.4%.

In the forex area, after three years of retreat the euro reversed the trend against the dollar with a significant recovery in the last part of the year (up by 19%).

Overall, mutual fund assets worldwide[1] declined by 8% in 2002.

Despite this particularly complex environment, net fund sales worldwide still remained in positive territory due to performance in the bond and money market areas, while there was a net overall outflow from equity funds. In any event, the amount of overall mutual fund sales was significantly lower than in previous years.

In Pioneer's most significant markets, the mutual fund industry was affected by trends that were substantially the same.

United States

The US market (non-proprietary segment) was significantly affected by the drop of major stock indices (S&P 500 down by 23.4%, Dow Jones down by 20.5%). At the end of December, assets totalled €1,420 billion, down by 25.5% from the beginning of the year, due in part to the sharp depreciation of the dollar.

The overall net inflow of €35,377 million was due to an inflow of €46,202 million in bond funds and €13,212 million in balanced funds, and net outflows of €6,154 million and €17,884 million from stock and money market funds respectively.

Italy

In Italy the asset management sector, and the mutual fund sector in particular, reported a total net outflow of €6,399 million in 2002.

There was a net outflow at the beginning of the year (large redemptions of bond funds) and an inflow at the end of the year resulting in a partial recovery. Italian savers had a significantly lower propensity for risk and favoured liquid asset funds, which had a net inflow of €29,811 million. All other fund types had a net outflow: bond funds (outflow of €18,448 million), balanced funds (outflow of €7,992 million) and equity funds (outflow of €9,771 million).

1. The markets included in the analysis were the United States, Canada, Germany, France, Great Britain, Italy, Spain, Sweden, Luxembourg, Denmark, Switzerland, Japan, South Korea, Taiwan and Hong Kong.

Assets managed in mutual funds created by Italian brokers totalled €465,966 million at the end of December representing a 9.5% drop from the end of 2001 due in part to the negative economic situation.

Other main countries

At the end of December mutual fund assets in Germany were €382,054 million, down by 8.5% from the end of December 2001.

However, the German mutual fund industry reported an overall net inflow of €12,286 million resulting from the combined effects of a €3,802 million inflow in equity funds, an €8,494 million inflow in money market funds, an €111 million inflow in balanced funds and a €121 million outflow from bond funds.

In other major European countries, stock market losses did not cause the same emotional reaction by investors, who redeemed units to a much lesser extent, including those of higher risk funds. As proof of this, the net balance of sales of equity and balanced funds was positive in France, Great Britain and Sweden. On the other hand, in countries where there was an outflow from equity funds (Spain, Switzerland and Denmark), net sales were the result of a switch to more defensive fund types as opposed to an exit from the mutual fund segment.

An analysis of mutual fund market performance in New Europe (Poland, Czech Republic and Slovakia) also confirms savers' preferences for bond and money market funds.

Assets under management

Pioneer Investments ended 2002 with an overall increase in net sales of 16.8% over the prior year (from €5,242 to 6,122 million). The positive trend of foreign divisions allowed the group to beat all records for net inflows achieved in 2001 with an increase of 140.7% in the USA, 37.6% in New Europe and 63.1% in the international division.

The highlights of 2002 are: the growth of the institutional sector in Italy, the international division's entry into new markets (Spain, France and Latin America in particular), the improvement in German-speaking countries, good sales performance in Poland and, last but not least, the sharp increase in the USA.

At the end of 2002, total assets under management were €103.7 billion. Despite the sharp decline in stock markets and the depreciation of the dollar, positive fund sale performance made it possible to limit the outflow of funds.

At the end of the year, mutual fund assets totalled €85,303 million, which was down by €12,415 million from the end of 2001. Nonetheless, Luxembourg funds rose by 7.4%, and hedge funds (including assets resulting from the Momentum acquisition as detailed below) rose by 289%. However, Italian funds dropped by 29.3% while American and Irish funds were down by 21.3% due to the sharp depreciation of the dollar.

PIONEER INVESTMENTS - ASSETS UNDER MANAGEMENT	**Amounts as at**		**Change**	
(€ millions)	**31.12.2002**	**31.12.2001**		**%**
Italy	**80,831**	**85,580**	**- 4,749**	**-5.5%**
Segregated Accounts	6,301	6,527	-226	-3.5%
Retail	60,367	69,044	-8,677	-12.6%
of which: - Unit linked	*9,505*	*6,154*	*3,351*	*+54.5%*
- Low net worth	*12,210*	*13,233*	*-1,023*	*-7.7%*
Institutional	9,743	5,733	4,010	+69.9%
of which: - Pension funds	*1,883*	*1,902*	*-19*	*-1.0%*
- Other insurance products	*5,928*	*2,032*	*3,896*	*+191.7%*
Proprietary Funds	4,420	4,276	144	+3.4%
USA	**17,635**	**21,742**	**-4,107**	**-18.9%**
Other international markets	**3,732**	**2,683**	**1,049**	**+39.1%**
New Europe	**1,522**	**1,044**	**478**	**+45.8%**
TOTAL ASSETS UNDER MANAGEMENT	**103,720**	**111,049**	**-7,329**	**-6.6%**
of which: Assets in mutual funds	*85,303*	*97,718*	*-12,415*	*-12.7%*
- Italian	*25,980*	*36,743*	*-10,763*	*-29.3%*
- Luxembourg	*37,909*	*35,303*	*2,606*	*+7.4%*
- other mutual funds	*19,897*	*25,282*	*-5,385*	*-21.3%*
- hedge funds	*1,517*	*390*	*1,127*	*+289.0%*

Italy

Although affected by the difficult market situation and the net outflow of funds in the retail segment, Pioneer had positive net sales of €1,342 million. This was primarily due to the contribution of the institutional sector, which, as a result of its continual ability to acquire new mandates (especially in pension funds) and a significant agreement entered into with a major institutional customer (a mandate of over €3 billion), had net inflows of €3,925 million.

A positive contribution was also made by large segregated accounts that benefited from a tax law that provided beneficial conditions for the repatriation of capital from abroad. This segment had an overall net inflow of €427 million.

The upward trend of products targeting institutional investors (life insurance policies and pension funds) was confirmed with average growth of 98.6%, as was the case for the range of structured products with guaranteed principal (segregated accounts and unit linked policies). In particular, traditional unit linked policies and those with guaranteed principal reported a 54.5% increase in assets since the beginning of the year.

As at 30 December 2002, assets under management totalled €80,831 million, which was down by 5.5% from the beginning of the year primarily due to market effects (an outflow of €6,091 million or a reduction of 7.2% on an annual basis).

USA

In 2002 the American division had record sales ending the year with gross sales of $6.2 billion, which was the best result in the company's history. This represents a 64% improvement over results for the prior year ($3.8 billion).

This result (on the basis of which Pioneer was ranked 2nd among American companies in terms of net increase in sales and 10th in terms of net inflow) is particularly significant considering that two thirds of competitors in the non-proprietary sector reported lower sales in 2002.

The results of the American division were particularly due to the success of the Pioneer High Yield Fund, the launch of two new products (one with guaranteed principal, Pioneer Protected Principal Plus, and the other, a bond fund called Pioneer High Income Trust) and the introduction of Pioneer Four and Pioneer Double, two innovative asset allocation products that broadened and diversified the range of stock products.

Total assets at the end of December 2002 were $18,519 million, representing a 3.5% decline from the prior year.

International

The international division increased assets by 6.6% to €2,859.7 million at the end of 2002 (excluding the assets of Momentum). This result was achieved due to an excellent sales performance in an environment overshadowed by lower major stock indices (MSCI Europe down by 19.9% and S&P 500 down by 21.9%).

Gross sales were €1,898 million over budget (an increase of 96% over 2001). In terms of net sales, the division beat the record set last year (€596.5 million) with a net inflow of €972.7 million (up by 63.1% over 2001).

In the international division these results were also achieved as a result of greater product diversification that led to higher sales of Luxembourg funds, and especially Top European Players (€199 million), US High Yield (€169 million) and Euro Short Term (€131 million).

New Europe

New Europe division also achieved outstanding sales results in 2002. Net sales were €561 million and assets reached a total of €1,522 million.
In Poland, sales performance benefited from the distribution network of Bank Pekao (the leading bank in Poland, which is controlled by the Group) and the launch of new bond funds to which large amounts of assets in administration were diverted.

In the Czech Republic poor sales performance was primarily due to the lack of products in the two market segments that were up during the year (bond and money market products). In addition, the sale of Pioneer products was launched in Slovakia (with the launch of equity funds) and in Croatia, due to a joint venture with Zagrebacka Banka.

Pioneer Alternative Investment Management

Since the beginning of the year, the division dedicated to alternative investments in the Pioneer Group generated net inflows of €154.9 million (including the sales of Momentum starting in November). At the end of December total assets were €1,517 million, up by 289% over the end of December 2001.

Last April, after obtaining authorisation from the Bank of Italy, Hedge Funds' Italian SGR started operations and raised €118.9 million in new funds, especially from high income customers. In addition to the inflow generated by Irish funds (€60.5 million), this result also benefited from the excellent performance of Italian funds, which were leaders in Italian and international rankings.

Furthermore, in November the acquisition of Momentum Asset Management was finalised. This allowed Pioneer Investments to enhance and complete its product line (concentrating on single strategy and multi-strategy hedge funds, targeting Italian funds) with the products of an international company that has been in business since 1987 in the sector dealing in funds of funds.

Net Profit and Operating Profit

Despite a deteriorating macroeconomic environment and financial markets beset by declining income and volume, the Wholesale Banking Division had net profit of €422 million, which was up by 46% over 2001.

WHOLESALE BANKING DIVISION (€ millions)	**2002**	**2001**	**Change P&L**	**Change %**
Net interest	7	-23	+ 30	n.s.
Dividends and other income from equity investments	105	3	+ 102	n.s.
Net interest income	**112**	**-20**	**+ 132**	**n.s.**
Net commission	552	540	+ 12	+2.2%
Trading profits	526	490	+ 36	+7.3%
Other net operating income	59	87	- 28	-32.2%
Net non-interest income	**1,137**	**1,117**	**20**	**+1.8%**
TOTAL REVENUES	**1,249**	**1,097**	**+ 152**	**+13.9%**
Payroll costs	-293	-291	- 2	+0.7%
Other administrative expenses	-250	-265	+ 15	-5.7%
Writedowns of intangible and tangible fixed assets	-42	-39	- 3	+7.7%
Operating expenses	**-585**	**-595**	**+ 10**	**-1.7%**
OPERATING PROFIT	**664**	**502**	**+ 162**	**+32.3%**
- Investment Banking	*507*	*394*	*+ 113*	*+28.7%*
- Asset Management	*157*	*108*	*+ 49*	*+45.4%*
Provisions for risks and charges	-17	-2	- 15	n.s.
Net writedowns of loans	-5	-3	- 2	+66.7%
Provisions for possible loan losses	-8	-14	+ 6	-42.9%
Net writedowns of financial investments			-	
Total writedowns, write-backs and provisions	**-30**	**-19**	**-11**	**+57.9%**
PROFIT (LOSS) BEFORE EXTRAORDINARY ITEMS AND INCOME TAXES	**634**	**483**	**151**	**+31.3%**
Extraordinary income (charge) – net	21	-4	+ 25	n.s.
Change in fund for general banking risks	-1	-6	+ 5	-83.3%
Income tax for the year	-232	-183	- 49	+26.8%
NET PROFIT FOR THE YEAR	**422**	**290**	**+ 132**	**+45.5%**
- Investment Banking	*292*	*218*	*+ 74*	*+33.9%*
- Asset Management	*130*	*72*	*+ 58*	*+80.6%*
Minorities	-3	-2	- 1	+50.0%
GROUP PORTION OF NET PROFIT FOR THE YEAR	**419**	**288**	**+ 131**	**+45.5%**

Total revenues rose to €1,249 million due to growth in Investment Banking revenues (up by 23% to €749 million) and the good performance of Asset Management (up by 2.7% over 2001 to €500 million).
Total revenues were made up of the following key aggregates:

- Net interest income of €112 million, made up primarily of dividends of €105 million;
- Net commission of €552 million, which was essentially in line with the prior period;
- Trading profits of €526 million (up by 7.3%), which were up mainly due to UBM's operations in derivatives for the management of financial risks.

Operating expenses, including amortisation and depreciation of €42 million, totalled €585 million, representing a 1.7% decrease from the prior period. The combined effect of higher total revenues and lower administrative expenses resulted in a sharp decline in the cost-to-income ratio, which fell to 46.8%, representing a reduction of 7.4 percentage points from 2001.

Thus, operating profit was €664 million, which was up by 32% from the prior period despite the relative stable mix of contributions from Investment banking (76%) and Asset Management (24%). These percentages were 78% and 22% respectively in 2001.

Foreign Banking Division

The environment abroad

In 2002 the macroeconomic environment in New Europe countries where the Group has a presence (Poland, Croatia, Bulgaria, Slovakia, Romania, Czech Republic, Turkey and Bosnia) moved in a rather positive direction.

With the exception of Poland, where the anticipated economic upturn failed to occur, the countries in the region experienced significant growth driven by domestic demand and the ability to redirect business activity towards more dynamic foreign markets. Despite the slowdown at the international level, New Europe maintained growth rates that were substantially greater than those in the euro area, and high in absolute terms.

The positive conclusion of negotiations for accession to the European Union, which was endorsed by the European Council in Copenhagen in December 2002, was a significant step forward, and means a better risk outlook for the region. The entry of ten new members to the European Union (Poland, Hungary, Czech Republic, Slovenia, Slovakia, the three Baltic republics, Malta and Cyprus) is scheduled for May 2004. The European Council is also committed to supporting the efforts of Bulgaria and Romania to join in 2007, in addition to Croatia, which submitted its application to join in February 2003. With respect to Turkey, the European Council finally set the timing for making a decision regarding the commencement of negotiations for accession in 2004.

These events further accelerated the process of stabilisation and convergence, which have been under way for some time, and which focus on controlling inflation and the budget deficit in order to provide long-term stability. As a consequence, markets assign a gradually improving rating to this region and a continually declining country risk. These conditions are reflected in a narrowing of spreads over the euro interest rate.

MACROECONOMIC INDICATORS FOR THE MAIN COUNTRIES OF NEW EUROPE WITH A GROUP PRESENCE

	GDP % change		Inflation (end of period)		Interest rate (average)		Exchange rate vs. euro		
	2001	2002	2001	2002	2001	2002	2001	2002	Change
Poland	1.1	1.3	3.6	0.8	16.1	9.0	3.50	4.02	14.9%
Croatia	3.8	5.1	2.6	2.3	4.6	2.5	7.33	7.45	1.6%
Turkey	-7.4	6.5	68.5	29.7	98.5	64.8	1,269,500	1,738,000	36.9%
Bulgaria	4.0	4.2	4.8	3.8	4.6	4.0	1.95	1.95	0.0%
Slovakia	3.3	4.0	6.4	3.4	7.6	7.7	42.8	41.5	-3.0%
Romania	5.3	4.7	30.3	17.9	35.0	27.0	35,949	35,135	-2.3%
Czech Republic	3.3	2.5	4.1	0.6	5.2	3.6	31.98	31.60	-1.2%
Bosnia - Herzegovina	4.5	3.9	3.1	0.3	-	-	1.96	1.96	0.0%

Poland

In 2002 the country's gross domestic product (GDP) rose by 1.3%, a slight improvement over the 1.1% for the prior year, but well below the country's growth potential. The anticipated recovery in domestic demand, following the sharp decline in 2001, was late in coming, and showed only a few signs at the very end of 2002. Due to low inflation rates during the year, the central bank continued its policy to lower interest rates, and in December reduced the reference rate to 6.75%, which laid the foundation for the future acceleration of the Polish economy. In addition, in 2002 there was a 13.1% devaluation of the zloty against the euro.

The economic situation had a negative impact on the performance of the banking industry in terms of volume (the growth in loan volume was modest, while deposits were down slightly) and profits. There was also an industry-wide significant deterioration in asset quality.

Croatia

In 2002 the Croatian economy posted positive economic results: GDP growth, which was supported by strong domestic demand for investments and consumption, rose by 5.1%. With limited exchange rate fluctuations and an inflation rate similar to that of countries in the euro area, interest rates remained low and stable during the year. The process of strengthening and reorganising the banking industry continued throughout 2002. During the year there was a healthy increase in assets (largely attributable to small and medium-size banks interested in increasing their market share), but only a modest increase in deposits. Increasing competition also resulted in pressure on profits.

Turkey

Turkey successfully continued the process of stabilising the economy, which started after the crises that dealt a blow to the economy in 2000 and 2001. Economic growth for the year just ended was 6.5%, and both inflation and interest rates demonstrated a rapid downward trend despite a relatively risky and uncertain environment. Due in part to the strong international support received by the country, reforms continued for the restructuring of the banking and financial sectors in 2002.

Bulgaria

Bulgaria also remained on a positive economic footing with growth supported by domestic demand (especially by investments). In addition, an agreement was reached with the International Monetary Fund. Because of the continuing stability of the Currency Board, interest rates remained stable, but with some continuing volatility. The banking industry continues to report high growth in both deposits and loans.

Other countries

With regard to the other countries where the Group operates, there was confirmation of positive economic performance and continued progress in the stabilisation and convergence process. In particular, in Slovakia GDP growth of 4% was supported by the country's restructuring and reform process accompanied by the positive outcome of elections at the end of 2002, which should ensure political stability over the medium to long term. There were similar improvements in the Romanian economic situation, where structural improvements in the economy, in combination with economic growth of 4.7%, made it possible to gradually reduce inflation.

Strategic direction and activities of the Division

Over three years after the acquisition of Bank Pekao, we see further confirmation of the determining factors that led the Group to launch an investment and expansion programme in New Europe with the goal of becoming the leading banking group in a large region (with a population of over 174 million), which is considered to be the "second domestic market", with growth prospects greater than those of the EU. Our strategy was guided in particular by the desire to acquire banks with a significant market share at a reasonable price. This was done with the knowledge of being able to create value for the Group's shareholders by providing the Group's guidance and support and benefiting, at the same time, from future macroeconomic trends of strong growth, gradual stabilisation and a reduction in risk levels due to the convergence process and entry into the EU. Both these factors were further strengthened during the year as witnessed by our 2002 results, which reinforced the strategic value of the Group's expansion into New Europe.

In 2002, the Group's presence in Poland, Bulgaria, Slovakia and Croatia was further enhanced by the acquisition of a controlling interest in Zagrebačka Banka (the largest Croatian bank). As a result of this acquisition, we had to sell our stake in Splitska Bank to meet the requirements of local antitrust authorities) and our entry into the Romanian market (with the acquisition of UniCredit Romania), the Turkish market (with the acquisition of 50% of KFS - Koç Financial Services, an equal joint venture with the Koç Group) and into the Czech market (with the acquisition of Živnostenská Banka, which was finalised at the beginning of 2003). Pekao currently contributes about one half of the value created by the Division.

In 2002 the Group maintained its focus on integrating and restructuring the banks it controls directly and the companies owned by them through an intense planning process.

On the commercial side, a strategy of focusing on and growing the most attractive market segments was followed (Mid Corporate, Private, Affluent and Small Business) with the development of specialised service models that are differentiated by segment. On the other hand, for large corporate customers, a selective development strategy was favoured, which is focused on the commission component of revenues and on countries with attractive profit opportunities, while for the mass market, there was a special emphasis on cross-selling activities and cost controls. These common strategic directions were further refined as a function of the unique features of individual countries and the differing positions of Group banks in their respective reference markets. In particular, for banks that already occupy a leading position in their respective countries (Pekao, Zagrebačka and Bulbank), the focus was on increasing profitability and strengthening existing positions, while for UniBanka, UniCredit Romania and KFS, the preferred strategy was for rapid, steady growth in market share through aggressive campaigns to acquire new customers.

Position in region

As a result of the Group's further expansion in 2002, UniCredit is now one of the leading groups in New Europe in terms of total assets (€25.3 billion), net profit (€345 million) and cost/income ratio (49.5%). The Foreign Banking division also increased its contribution to Group results in terms of revenues (17%) and applicable net profit (13%), and generated a considerable return on investment, which is now over 10.6% on average a little more than three years from the launch of New Europe project.

Following the agreement signed in 2002, and after obtaining all the necessary approvals from regulatory authorities, in February 2003 UniCredit finalised the acquisition of 85.16% of Živnostenská Banka, which represents an excellent platform for the development of banking services in the Czech Republic due to its presence in major cities, its high brand recognition, and a wide range of services for businesses and retail customers.

The multi-centre federal model

In 2002 the effectiveness of the multi-centre federal organisational model was confirmed for the management of banks operating in New Europe. In keeping with the Group's strategy of creating value for shareholders, this model leverages a matrix-based structure that calls for the existence of:

- local independent brands and management for overseeing the operations that provide commercial flexibility, a focus on customers and high quality service;
- strong Group governance for the control and management of risks and for guiding future expansion and common initiatives among countries;
- centralised parent company functions dedicated to supporting local businesses and transferring knowledge ;
- multi-centre shared services and excellence centres for achieving economies of scope and scale using parallel business models, while preserving efficient and flexible management of features that are unique to each country.

The Division's activities

In keeping with the organisational model adopted, the staff and branches of the Foreign Banking Division were strengthened in 2002. This Division consists of over 50 employees who are fully dedicated to guiding and supporting the development and restructuring of banks in New Europe in the areas of Planning and Control, Retail, Corporate, Loan Processing, IT and Organisation. In addition, another 15 employees, who are assigned to other centralised parent company functions, primarily look after the Division's banks.

By leveraging this dedicated staff, the Division directly oversees risk and control functions, and has provided continual support for affiliates in New Europe through the management of over 70 task forces in 2002. The task forces focused on projects of a "structural" nature (such as redesigning information systems and the loan process, creating product factories, developing multi-channel distribution systems, creating divisions by segment, reassessing the organisation and processes, etc.) or provided immediate operational support (new product development, production optimisation, improvement of cost efficiency, implementation of planning systems, monitoring, incentive systems, etc.).

In addition to employees of the Foreign Banking Division, about 50 employees seconded to the banks in the region provide fundamental support. These include the Chief Operating Officer of each New Europe bank in addition to the local CEO.

Inter-area projects

In 2002 the implementation of inter-area projects continued involving all banks in the Division. With the goal of creating value for the Group, these projects are aimed at providing a growing revenue-generating capacity, increased efficiency, a stronger image and greater international visibility for UniCredit. The main projects carried out (some of which were started in 2001) were as follows:
- The development and installation of new information systems in banks of New Europe in order to reduce operating risks and to provide the technological tools for building a common business model and optimise costs at the same time;
- The redesign of the approval, monitoring and recovery processes for loans of banks in New Europe in order to reduce the cost of related risks and ensure that the banks follow the Group's best practices; the launch of new measures to increase capabilities for assessing and managing the banks' risk;
- The dissemination of a "sales performance culture" by making the Group's best practices widely available in sales support tools,

training, planning procedures and in the management and monitoring of commercial acquisition campaigns; the development and retention of the customer base;
- The divisionalisation of distribution networks that will make it possible to personalise product offerings and the service model by customer segment;
- The creation of a platform throughout Europe in the credit card sector as a result of a partnership with an internationally known card processor will allow the banks of New Europe to benefit from significant economies of scale and competitive advantages.

Services provided to Italian companies

In order to provide support for its customers, and on the basis of the past success of this initiative, UniCredit further developed New Europe Desks. Through an integrated service and close co-ordination between the Italian banks and those in New Europe, the purpose of these Desks is to provide assistance to the Group's Italian customers in the performance of their foreign operations and in identifying business opportunities. In 2002 specific support in the banking area as well as the commercial, legal and tax areas was provided to nearly 1,000 Italian companies that operate in New Europe.

The Division's performance

Operating profit

In 2002 New Europe Division's net profit was €345 million (corresponding to an ROE of 14.9%), €228 million of which was the Group's portion. Although high in absolute terms, these results were lower than the Division's results for 2001 (i.e., including the contribution of Zagrebačka Banka for the prior period) at historical exchange rates.

This result was primarily attributable to the poor performance of the Polish economy. The Division's main bank (Bank Pekao) operates in this country, and in 2002 Poland experienced a sharp reduction in deposit income, a difficult year in terms of credit risk and a considerable strengthening of the euro against the zloty. On the other hand, in other countries the strong economic performance was reflected in a satisfactory increase in volume and total revenues that met expectations.

FOREIGN BANKING DIVISION AND NEW GROWTH (€ millions)	2002	2001 restated	Change P&L	Change %	Change at constant exchange rates
Net interest	1,023	1,094	- 71	-6.5%	+4.0%
Dividends and other income from equity investments	3	9	- 6	-66.7%	-66.7%
Net interest income	**1,026**	**1,103**	**- 77**	**-7.0%**	**+3.3%**
Net commission	328	344	- 16	-4.7%	+5.8%
Trading profit	207	229	- 22	-9.6%	+1.0%
Other net operating income	107	109	- 2	-1.8%	+13.8%
Net non-interest income	**642**	**682**	**- 40**	**-5.9%**	**+5.4%**
TOTAL REVENUES	**1,668**	**1,785**	**- 117**	**-6.6%**	**+4.1%**
Payroll costs	-412	-477	+ 65	-13.6%	-4.2%
Other administrative expenses	-315	-348	+ 33	-9.5%	+0.3%
Writedowns of intangible and tangible fixed assets	-98	-94	- 4	+4.3%	+15.3%
Operating expenses	**-825**	**-919**	**+ 94**	**-10.2%**	**-0.5%**
OPERATING PROFIT	**843**	**866**	**- 23**	**-2.7%**	**+9.1%**
Provisions for risks and charges	-15	-10	- 5	+50.0%	-10.0%
Net writedowns of loans	-377	-187	- 190	+101.6%	+129.9%
Provisions for possible loan losses		-			
Net writedowns of financial investments	-3	-21	+ 18	-85.7%	-85.0%
Total writedowns, write-backs and provisions	**-395**	**-218**	**-177**	**+81.2%**	**+104.7%**
PROFIT (LOSS) BEFORE EXTRAORDINARY ITEMS AND INCOME TAXES	**448**	**648**	**- 200**	**-30.9%**	**-22.8%**
Extraordinary income (charge) – net	40	-10	+ 50	n.s.	n.s.
Income tax for the year	-143	-181	+ 38	-21.0%	-11.2%
NET PROFIT FOR THE YEAR	**345**	**457**	**- 112**	**-24.5%**	**-15.9%**
Minorities	-117	-189	+ 72	-38.1%	-29.9%
GROUP PORTION OF NET PROFIT (LOSS) FOR THE YEAR	**228**	**268**	**- 40**	**-14.9%**	**-6.2%**

The strict cost controls adopted by New Europe banks were reflected in the containment of operating and administrative expenses and payroll costs. Results in terms of efficiency showed a significant improvement in the cost/income ratio that dropped to 49.5% from 51.5% in 2001 (on an equivalent basis). Thus, the Group demonstrated its capacity to manage restructuring and growth with a special emphasis on efficiency, and a substantial capacity to keep costs down.

Operating profit for the entire Division was €843 million, up by 9.1% at constant exchange rates and on an equivalent basis.

The difficult year in the loan area in Poland was translated into a 105% increase in provisions and writedowns. However, this performance was entirely attributable to the occurrence of significant critical situations to which Bank Pekao responded with a conservative policy as seen in the increase in the Division's coverage ratio (specific writedowns/doubtful loans) from 58.8% at the end of 2001 to 64.6% in 2002.

Assets and liabilities

As at 31 December 2002 total assets of banks in the Division were €25,298 million, while customer deposits and securities in issue totalled €19,642 million. As at the same date, the ratio of loans to customer deposits was 56%.

Asset quality

In 2002 the unfavourable loan market developments in Poland, and the specific deterioration of several large exposures resulted in a 15.98% increase in the ratio of gross non-performing loans to total loans at the Division level of compared to 12.02% in 2001. In light of this performance, Bank Pekao took immediate action (implementation of conservative policies for classifying and making provisions for doubtful loans, lengthening the loan approval process, introducing more stringent credit policies, "crash programmes" for recoveries, etc.) and structural measures to redesign the entire loan process (for both retail and corporate) in the areas of the loan approval process, scoring/rating, monitoring and recoveries.

Changes in personnel

The major internal reorganisation combined with the natural turnover of individual banks made it possible to keep down payroll costs through the years while still preserving good industrial relations. At the end of 2002, the number of employees in the Division's banks totalled approximately 26,500 (about 27,500 for the prior year) with average productivity (revenues/employee) that was up by 9% at constant exchange rates and on an equivalent basis.

Evolution of Division from 1999 to 2002

A little more than three years after the initial investment, the Group's commitment in New Europe in terms of acquisitions (with an overall investment of €2.4 billion) and in terms of internal growth and the strengthening and reorganisation of operations made it possible to create a strong and significant presence. Despite the difficult year experienced by Poland in 2002, the Division reported significant growth rates in both operating measures and balance sheet aggregates.

In particular, from 1999-2002 there was significant growth in net interest income (29% average annual increase), commission revenues (30% average annual increase) and total revenues (29% average annual increase), while the increase in operating expenses was held to 15% on an average annual basis. Based on these figures, the Division's operating profit rose by 51% on average per year and, despite the significant loan provisions in 2002, profit before extraordinary items and income tax rose at an average annual rate of 72%.

Taking into account income taxes, the Division's profit rose by 111%, on an annual basis, to €345 million in 2002 (compared to €37 million in 1999).

PROFIT AND LOSS ACCOUNT OF THE DIVISION FROM 1999 TO 2002
AT HISTORICAL RATES AND ON AN EQUIVALENT BASIS [1]

(€ millions)	2002	2001	2000	1999	Average annual % change
Net interest	1,023	938	810	491	27.7%
Dividends and other income from equity investments	3	4	1	-12	n.s.
Net interest income	**1,026**	**942**	**811**	**479**	**28.9%**
Net commission	328	283	231	150	29.9%
Other	314	316	233	157	26.1%
Total Revenues	**1,668**	**1,541**	**1,275**	**786**	**28.5%**
Operating expenses	- 825	-754	-724	-542	15.0%
Operating profit	**843**	**787**	**551**	**244**	**51.3%**
Provisions and writedowns	- 395	-207	-232	-156	36.4%
Profit before extraordinary items and income tax	**448**	**580**	**319**	**88**	**72.1%**
Extraordinary income (charges) – net	40	-5	71	-3	n.s.
Income tax for the period	- 143	-164	-122	-48	43.9%
Net profit for the year	**345**	**410**	**267**	**37**	**110.7%**
Minorities	- 138	-183	-100	-	n.s.
Profit before acquisition	21	-	-	-	
Group portion of net profit	**228**	**227**	**168**	**37**	**77.7%**

The Division's growth is also reflected in the performance of balance sheet aggregates: during the period concerned, the average annual growth rate of total assets was 21%, while the average annual growth rates for loans and customer deposits were 19.6% and 21.6% respectively.

BALANCE SHEET OF THE DIVISION FROM 1999 TO 2002
AT HISTORICAL RATES AND ON AN EQUIVALENT BASIS [1]

(€ millions)	2002	2001	2000	1999	Average annual % change
Assets					
Due from customers	10,947	10,349	8,888	6,391	19.6%
Due from banks	4,894	4,299	4,071	1,015	69.0%
Securities and equity investments	7,505	6,576	5,931	5,473	11.1%
Other	1,952	3,103	1,985	1,398	11.8%
Total assets	**25,298**	**24,327**	**20,876**	**14,276**	**21.0%**
Liabilities and Shareholders' Equity					
Due to customers and securities in issue	19,642	17,729	15,273	10,750	22.3%
Due to banks	1,962	1,897	2,011	1,457	10.4%
Other liabilities	1,030	2,368	1,750	1,157	-3.8%
Shareholders' equity	2,664	2,333	1,842	913	42.7%
Total liabilities and shareholders' equity	**25,298**	**24,327**	**20,876**	**14,276**	**21.0%**

Employment trends in the Division's banks were noteworthy: despite steady growth in operating and balance sheet figures and the number of branches (1,184 in December 2002), the number of employees remained essentially unchanged over the four-year period. As a reflection of the Group's strong focus not only on growth, but also on reaching levels of excellence in the area of operating efficiency, the cost/income ratio dropped from 69% in 1999 to 49.5% in 2002.

OTHER DIVISION INDICATORS FROM 1999 TO 2002 - ON AN EQUIVALENT BASIS [1]	2002	2001	2000	1999
Number of employees	26,531	23,234	25,620	26,402
Number of branches	1,184	1,040	1,040	720
Cost/income ratio	49.5%	48.9%	56.8%	69.0%
ROE	14.9%	21.3%	17.0%	4.2%

1. Figures for 2002 include Bank Pekao, Zagrebačka Banka, Bulbank, UniBanka and UniCredit Romania; 2000 and 2001 figures include Bank Pekao, Splitska Banka, Bulbank and UniBanka; 1999 figures include only Bank Pekao.

Bank Pekao

Strategic direction and principal projects

In 2002, Bank Pekao focused on strengthening its leadership position in terms of market share, growth and performance through a strategy differentiated by customer segment.

In fact, the divisionalisation process was finalised in May with the creation of four business units: Corporate, Family Banking, Affluent-SME, and Private Banking. Using a customer-based focus and the support of multi-channel distribution systems, this structure allows for greater business efficiency, better customer service and a closer proximity to the market. At present 1,019 Pekao account managers have had specific customer portfolios assigned to them.

In the Retail area, an aggressive campaign was launched to attract affluent customers and small businesses, with a focus at the same time on managing the mass market in an effort to increase volume/revenues per customer. The enrichment of the range of products offered also continued for all segments. In the Corporate area, a priority was made of reducing risk through greater selectivity during the loan approval process. Corporate strategies also included risk-adjusted pricing and the growth of commission revenues.

The bank has strengthened its synergies with product companies in order to expand the range of products and services offered. In addition, a project was launched to develop a network of financial consultants, which will strengthen the bank's presence in the affluent segment by leveraging the Bank's commercial strength.

In the area of infrastructure, there was continued progress on the project to implement a unified information system. Once up and running, it will provide greater commercial effectiveness and operating efficiency (by centralising information, data processing and management and unifying processes among various organisational units), and it will reduce operating risks. Finally, the restructuring of the loan process continued in both the Corporate and Retail areas. This should result in a significant improvement in asset quality and a reduction of risk-associated costs.

Operating profit

Despite the adverse macroeconomic conditions in Poland (13.1% devaluation of the zloty, significant reduction in profits and deterioration in loan quality), in 2002 Bank Pekao achieved a result, which, although lower than the 2001 figure, was still one of the best results in the Bank's history in terms of net profit (€195 million) corresponding to an ROE of 12.7%, and in terms of operating profit (€648 million).

In fact, in 2002 Bank Pekao confirmed its ability to increase revenues (total revenues of €1,192 million were actually 1.1% higher than prior year revenues at constant exchange rates). This was partly due to the component of commission revenues (17.6% of total revenues). There were similar significant results achieved in cost controls: despite the costs resulting from the many restructuring and divisionalisation projects during the year, operating expenses (€544 million) were at the same level as in 1999. This resulted in a further improvement in the cost/income ratio that dropped to 45.6% in 2002 (compared to 49% in 2001) confirming the ability to manage restructuring and growth with a focus on efficiency.

In light of the deterioration of the economic environment, Pekao's management approved and implemented very conservative loan policies, including provisions and loan writedowns, which, at a level of €382 million (nearly double the 2001 figure), led to a significant increase in risk coverage, as can be seen in the ratio of specific writedowns to doubtful and non-performing loans, which rose from 53.6% in 2001 to 62.1% in 2002.

Staff was down by 1,385 employees (down by 7% from 2001) due to the bank's natural turnover and improved internal productivity.

As a result of the conservative policy for new loans adopted by the Bank to deal with the deteriorated environment, loans to customers were down by 25% at current exchange rates and by 14% at constant exchange rates to a level of €6,947 million. Taking into account the bank's commercial policies to increase indirect deposits by favouring the shift of savings towards forms of assets under management, customer deposits were €12,128 million.

PEKAO GROUP- PROFIT AND LOSS ACCOUNT

(€ millions)	2002	2001	2000	1999	Average annual % change
Net interest income	**735**	**823**	**707**	**479**	**15.3%**
Net commission	210	252	206	150	12.0%
Other	247	284	213	157	16.4%
Total revenues	**1,192**	**1,359**	**1,126**	**786**	**14.9%**
Operating expenses	-544	-666	-637	-542	0.1%
Operating profit	**648**	**694**	**489**	**244**	**38.6%**
Provisions and net writedowns	-382	-197	-179	-156	34.9%
Profit before extraordinary items and income tax	**266**	**496**	**310**	**88**	**44.6%**
Extraordinary income (charge) – net	36	4	-8	-3	n.s.
Income taxes	-107	-150	-99	-48	30.4%
Net profit for the year	**195**	**350**	**203**	**37**	**74.2%**

PEKAO GROUP - BALANCE SHEET

(€ millions)	2002	2001	2000	1999	Average annual % change
Assets					
Due from customers	6,947	9,254	8,024	6,391	2.8%
Due from banks	2,277	2,972	2,731	1,015	30.9%
Securities and equity investments	5,266	5,864	5,302	5,473	-1.3%
Other	1,260	2,761	1,756	1,398	-3.4%
Total assets	**15,750**	**20,852**	**17,812**	**14,276**	**3.3%**
Liabilities and Shareholders' Equity					
Due to customers and securities in issue	12,427	15,092	13,061	10,750	5.0%
Due to banks	891	1,647	1,786	1,457	-15.1%
Other liabilities	700	2,164	1,521	1,137	-15.0%
Shareholders' equity	1,732	1,950	1,444	932	22.9%
Total liabilities and shareholders' equity	**15,750**	**20,852**	**17,812**	**14,276**	**3.3%**

PEKAO GROUP - OTHER DIVISION INDICATORS

	2002	2001	2000	1999
Number of employees	17,783	19,168	21,404	26,402
Number of branches	832	817	814	720
Cost/income ratio	45.6%	49.0%	56.6%	69.0%
ROE	12.7%	21.9%	16.3%	4.1%

Zagrebačka Banka

Strategic direction and principal projects

The group headed by Zagrebačka Banka, which became a part of UniCredit at the beginning of 2002, is a leader in the Croatian market (with a market share of over 30% in terms of customer deposits) and in Bosnia-Herzegovina.

Zagrebačka Banka, which is considered one of the best banks in New Europe, has a well-developed structure and product range. With a broad customer base and widespread distribution system, the bank's strategies are primarily aimed at improving customer service and the range of products offered. More specifically, its business focus is on growing revenues per customer in the high-income Retail sectors (affluent and private) and Corporate sector, increasing revenues per customer in the retail mass market segment and developing the customer base in the small business segment.

In order to foster the bank's development and integration within the Group, in 2002 the Partnership Programme was launched. This is a tool that has already been tested in all New Europe banks for the joint management with the parent company of strategic projects or those projects that have a significant impact on the bank's operations and performance. Included among the projects managed by Zagrebačka Banka's Partnership Programme are projects that led to bringing the bank's reporting system up to Group standards; the adjustment of commercial, retail and corporate strategies; product innovation; redesigning loan processes and practices in order to minimise risk; the divisionalisation of the distribution structure; and accelerating the rationalisation of banking operations in Croatia and Bosnia-Herzegovina.

Operating profit

The Zagrebačka Banka Group ended 2002 with net profit of €103 million (up by nearly 59% over the prior period) corresponding to an ROE of 21.4%. This result appears particularly strong considering the gradual reduction of spreads between interest rates paid on deposits and those charged on loans caused by growing competition in the industry and the decline in reference interest rates resulting from the convergence process in the Croatian economy.

Total revenues (€343 million) were up by 11% over 2001. This increase was driven primarily by commission revenue growth of 21% (commissions totalled €89 million and represented 26% of total revenues) and other operating income (€44 million).

Operating expenses (€212 million) increased 8.4%, which was primarily due to investments made to support the bank's growth and the variable compensation paid to personnel as a part of the bonus system. The cost/income ratio was 61.8% (down from the prior period), and is evidence that there is still significant room for improving efficiency.

Taking into account provisions and writedowns, which declined from 2001 due to an excellent performance in loan recovery and the decrease in credit risk connected with the country's development, in 2002 profit before extraordinary items and income taxes was €123 million, which was up by 38.5% over 2001.

With regard to volume, the now stronger economic situation in the country and the bank's satisfactory loan management have made it possible to realign the ratio of loans to customer deposits, which was 58.7% at the end of 2002.

ZAGREBAČKA GROUP - PROFIT AND LOSS ACCOUNT

(€ millions)	2002	2001	Average annual % change
Net interest income	**210**	**208**	**0.7%**
Net commission	89	74	21.1%
Other	44	27	63.6%
Total revenues	**343**	**309**	**11.1%**
Operating expenses	-212	-196	8.4%
Operating profit	**131**	**113**	**15.7%**
Provisions and net writedowns	-8	-25	-65.9%
Profit before extraordinary items and income tax	**123**	**88**	**38.5%**
Extraordinary income (charge) – net	3	-5	n.s.
Income taxes	-23	-20	18.3%
Net profit for the year	**103**	**64**	**58.8%**

ZAGREBAČKA GROUP - BALANCE SHEET

(€ millions)	2002	2001	Average annual % change
Assets			
Due from customers	3,235	2,332	38.7%
Due from banks	1,760	1,776	- 0.9%
Securities and equity investments	1,684	1,446	16.4%
Other	511	945	- 46.0%
Total assets	**7,190**	**6,499**	**10.6%**
Liabilities and Shareholders' Equity			
Due to customers and securities in issue	5,509	5,262	4.7%
Due to banks	888	420	111.5%
Other liabilities	209	302	- 30.9%
Shareholders' equity	584	515	13.9%
Total liabilities and shareholders' equity	**7,190**	**6,499**	**10.6%**

ZAGREBAČKA GROUP - OTHER DIVISION INDICATORS

	2002	2001
Number of employees	5,374	5,290
Number of branches	180	192
Cost/income ratio	61.8%	63.3%
ROE	21.4%	14.3%

Bulbank

Strategic direction and principal projects

Bulbank, which has been a part of the Group since the first half of 2002, has a market share of deposits of over 20%, and a leading position in the Bulgarian market for efficiency, profitability and balance sheet strength.

The bank has a highly developed range of products and services, especially in foreign trade. The bank's current marketing strategies are focused on increasing revenues primarily through the expansion of the customer base.

In 2002 the bank concentrated in particular on redesigning the information system, finalising service models for Corporate and Retail customers and managing credit risk.

Operating profit

Bulbank ended 2002 with a net profit of €40 million, which was up by 11% over the prior period.

Despite the decline in net interest, which was primarily due to the reduction in spreads on deposits denominated in US dollars, total revenues (€81 million) were up by 9% over the prior period due to a significant increase in net commission (up by 33% over 2001 representing 25% of total revenues) and profits from forex brokerage on behalf of customers (up by 40% over 2001).

Operating expenses were down by 6% bringing the cost/income ratio to 39.5% (compared to 46% in 2001). This result is particularly significant since it was achieved at the time of the implementation of the new information system and was concurrent with a major effort to strengthen commercial operations.

Despite the bank's high level of capitalisation, ROE in 2002 was 18% (up from 16.8% for the prior period).

BULBANK - PROFIT AND LOSS ACCOUNT (€ millions)	2002	2001	2000	Average annual % change
Net interest income	**47**	**51**	**50**	**-3.1%**
Net commission	20	15	14	16.4%
Other	14	9	3	105.0%
Total revenues	**81**	**74**	**67**	**9.0%**
Operating expenses	-32	-34	-31	1.8%
Operating profit	**49**	**40**	**36**	**14.8%**
Provisions and net writedowns	3	5	-12	n.s.
Profit before extraordinary items and income tax	**52**	**45**	**25**	**43.9%**
Extraordinary income (charge) – net	1	-	80	-87.9%
Income taxes	-13	-10	-23	-25.1%
Net profit for the year	**40**	**35**	**82**	**-30.4%**

BULBANK - BALANCE SHEET (€ millions)	2002	2001	2000	Average annual % change
Assets				
Due from customers	261	168	143	35.0%
Due from banks	643	841	923	-16.5%
Securities and equity investments	391	286	158	57.5%
Other	111	144	110	0.2%
Total assets	**1,406**	**1,439**	**1,334**	**2.7%**
Liabilities and Shareholders' Equity				
Due to customers and securities in issue	1,039	1,053	866	9.5%
Due to banks	19	32	11	30.7%
Other Liabilities	85	102	148	-24.3%
Shareholders' equity	263	252	308	-7.7%
Total liabilities and shareholders' equity	**1,406**	**1,439**	**1,334**	**2.7%**

BULBANK - OTHER DIVISION INDICATORS	2002	2001	2000
Number of employees	2,060	2,050	2,084
Number of branches	91	98	105
Cost/income ratio	39.5%	45.9%	46.1%
ROE	18.0%	16.8%	36.2%

UniBanka (formerly Pol'nobanka)

Strategic direction and principal projects

In 2002 UniBanka was able to re-establish its position in the Slovakian banking market and obtain its first positive results after the turnover through a number of projects that profoundly changed the previous agricultural credit bank. The new image was the result of the new name and logo (launched in April) and projects aimed at the structural transformation of the bank. These projects focused on broadening the range of products and services offered, which now make it possible to compete in all market segments, and on strengthening the branch network. With the opening in 2002 of 15 points of sale, UniBanka is now one of the four largest Slovakian banks in terms of geographic coverage. In 2002 the new organisational structure was also implemented, which focused on divisionalisation by customer segment.

In the Retail area, the bank launched an aggressive campaign to acquire new customers with the best risk-return profile (Private, Affluent and Small Business), while in the Corporate area, UniBanka focused on increasing the number of medium-sized customers by taking advantage of the bank's good competitive position in that segment.

In 2002 the implementation of the new information system (Management Information System) continued. This system will make it possible to improve profitability and risk management.

Operating profit

In 2002 UniBanka achieved positive operating results with net profit of €5 million, which was up by 67% over the prior year.

Total revenues were up by 21% reaching €40.9 million due primarily to the increase in net interest income (up by 43%), while there is still significant room for improvement in commission revenues. The 22% cost increase was primarily linked to the growth project and investments in IT. Taking into account the cost/income ratio of 68%, which was essentially unchanged from 2001, operating profit was up by about 20% to €13 million.

In 2002 the process of writing off non-performing loans continued. This led to an improvement in loan quality with a reduction of 7.3 percentage points in the ratio of gross non-performing loans to gross loans from December 2001.

UNIBANKA - PROFIT AND LOSS ACCOUNT
(€ millions)

	2002	2001	2000	Average annual % change
Net interest income	**30**	**21**	**14**	**48.1%**
Net commission	4	4	4	3.2%
Other	7	9	8	- 9.6%
Total revenues	**41**	**34**	**26**	**26.0%**
Operating expenses	- 28	- 23	- 23	10.6%
Operating profit	**13**	**11**	**3**	**111.3%**
Provisions and net writedowns	- 8	- 5	- 25	- 44.1%
Profit before extraordinary items and income tax	**5**	**6**	**-22**	**n.s.**
Extraordinary income (charge) – net	-	-	- 3	n.s.
Income taxes	-	- 3	-	n.s.
Net profit for the year	**5**	**3**	**-25**	**n.s.**

UNIBANKA - BALANCE SHEET
(€ millions)

	2002	2001	2000	Average annual % change
Assets				
Due from customers	441	328	232	37.8%
Due from banks	191	185	199	- 2.2%
Securities and equity investments	160	126	188	- 7.9%
Other	55	59	48	7.2%
Total assets	**847**	**698**	**668**	**12.6%**
Liabilities and Shareholders' Equity				
Due to customers	612	539	508	9.7%
Due to banks	134	76	112	9.4%
Other Liabilities	36	42	31	7.9%
Shareholders' equity	65	41	17	95.2%
Total liabilities and shareholders' equity	**847**	**698**	**668**	**12.6%**

UNIBANKA - OTHER DIVISION INDICATORS

	2002	2001	2000
Number of employees	1,008	990	1,062
Number of branches	66	51	50
Cost/income ratio	68.3%	68.2%	88.8%
ROE	8.3%	8.1%	n.s.

UniCredit Romania

UniCredit Romania (formerly Demirbank Romania), which was acquired in 2002, has strong growth prospects due to the continuing stability of the Romanian economic situation. The bank currently has a prevalence of corporate customers, but with the gradual increase in the number of affluent, private and small business customers at national level, new business opportunities are becoming available.
In order to capture market share, UniCredit Romania launched an ambitious project to expand the branch network (currently consisting of 15 branches) with the intent to provide a suitable level of coverage to more profitable areas of the country.
As is customary in all New Europe banks, a New Europe Desk was established within UniCredit Romania. This desk is dedicated to the specific needs of Italian companies operating in the country and, in addition to banking services, it also provides support for marketing and investment activities.
Despite its small size, UniCredit Romania reported net profits of €2.9 million, corresponding to an ROE of 18%, due to a vigilant lending policy and the country's economic growth.
This profit was the result of total revenues of €11.8 million (nearly 43% of which was made up of commission income) and operating expenses of €8.5 million. This level was justified by the major investment being made by the bank in the expansion of the branch network.
Total assets were approximately €105 million, of which approximately 60% consisted of loans to customers. Customer deposits totalled approximately €55 million, and shareholders' equity was about €19.2 million. As at 31 December 2002 the bank had about 300 employees.

Koç Financial Services

In 2002 in conjunction with the Koç Group (the leading Turkish industrial group operating through more than 100 companies in various sectors including consumer goods, financial services, energy, automobile, etc.), UniCredit established an equal partnership in Koç Financial Services (KFS).
Koç Financial Services is the company that combines the Koç Group's operations in the area of financial services including Koç Yatrim, the leading company in the real estate market and fund management; Koç Asset Management, the leading company in the management of mutual funds; Koçlease, the largest leasing company in Turkey; and Koç Factoring. At the end of 2002, KFS had consolidated assets of about €4,750 million, loans to customers of about €2,700 million and customer deposits of approximately €3,000 million. As at the same date, KFS had about 3,330 employees.
Koçbank, the largest company within KFS, is the fifth largest private bank in Turkey with over 500,000 customers and about 115 branches located throughout the country. At the end of the period, the bank had assets of about €3,900 million, loans to customers of about €2,000 million, customer deposits of approximately €2,500 million and total revenues of about €221 million.
KFS's current strategy calls for a strong focus on core business, an increase in the customer base, higher commissions as a revenue source, the shift of volume towards products with high profit margins and improved operating efficiency.
The main projects launched in 2002 were initially focused on managing risk-related areas (including through UniCredit's secondment of expatriates to head the finance, credit and financial risk management, accounting and planning areas), with a subsequent concentration on projects aimed at increasing commercial operations (the launch of new products) and improving efficiency through the creation of a cost control unit.
Since the stake in this company was acquired near the end of the period, it was consolidated in the 2002 accounts using the equity method. Starting in 2003 it will instead be consolidated using the proportional method.

New Initiatives

With the strategic objective of developing policies differentiated by customer segment through the use of new distribution channels, UniCredito Italiano launched two specific projects for the creation of new multi-channel banks dedicated to affluent and mass market customers. The companies Xelion and Clarima are respectively dedicated to these projects.

Xelion

As early as the year 2000, in a less favourable market environment, the system of distribution networks using financial consultants demonstrated a level of service and ability to attract customers that exceeded the capabilities, in particular of traditional banks, as reflected in data on net mutual fund inflows for the last three years by distribution channel.

As a result, the UniCredito Italiano Group continued to invest in the development of Xelion. Once it was transformed into a bank on 1 June 2002, it assumed the role of a multi-channel bank for investments of affluent customers.

Significant investments were then made in hardware and software in order to upgrade IT equipment and manage the transformation of processes.

In order to provide suitable support structures to the financial consultant network, the development of the "Financial Studios" Network continued, with an increase from 40 to 63 during the year. In addition, there were 94 operating centres.
An intense training effort was carried out in 2002 in the sales network. Seventy-seven new courses were offered, of which 42 were for managers and 35 for financial consultants, for a total of nearly 30,000 hours of training (about 5,000 for managers and 25,000 for financial consultants).

This growth strategy resulted in €703 million in terms of total net inflows and targeted the qualitative growth of the sales network rather than numerical growth of consultants. In fact, the number of financial consultants increased from 870 at the end of 2001 to 880 at the end of 2002, while the per capita portfolio was up by 10% from €2.9 to 3.2 million despite the losses resulting from market performance.

During the year, 203 new financial consultants were hired in the network, and 193 resigned resulting in a significant improvement in the average quality of consultants. Average net per capita inflow totalled €800,000 compared to a market average of €400,000 confirming the attractiveness of the business model.

Accounts closed with a loss of €52.5 million after allocating €15.8 million for amortisation and depreciation and €1.7 million for miscellaneous risks.

The loss in 2002 is not comparable to the €20.9 million loss in 2001 because the latter was contained by extraordinary transactions resulting in capital gains of €24.9 million.

Total revenues net of variable costs amounted to €16.9 million, which was up by 7.9% on an equivalent basis. Administrative expenses remained nearly unchanged between 2001 and 2002, dropping from €55.2 to 54.9 million.

There were significant extraordinary transactions at the beginning of 2003. Effective 1 January UniCredit Banca transferred to Xelion Banca the division made up of its 763 financial consultants. Effective 2 January UniCredito Italiano sold to Xelion Banca the division consisting of 190 financial consultants resulting from the merger of OnBanca.

The process of integrating the networks from UniCredit Banca was completed as scheduled, while the integration of financial consultants from OnBanca will be concluded by 30 June 2003.

It is estimated that at the end of the integration process the network will consist of approximately 1,700 financial consultants and approximately €5 billion in assets, thus making it one of the top 5 networks in Italy by number of consultants and one of the top 10 networks by total assets.

Clarima

Clarima Spa is a wholly-owned Group company that operates in the consumer credit sector. Founded in February 2001 and originally registered as required by Article 107 of Legislative Decree 385/93, it obtained authorisation to perform banking operations effective 1 September 2002.

Clarima's business is intended to serve mass market customers through a product line focused on credit and, in particular, on the business of issuing revolving credit cards. The company developed its market presence through an innovative range of direct channels and by using co-branding agreements and partnerships with major brands and companies operating in a broad range of domestic sectors.

Despite the slowdown of the economy in 2002, and in particular, the drop in sales in the automobile industry, which alone represents over half of annual lending for the industry, loans disbursed in the Italian consumer credit market were up by 6% in 2002. Credit card lending alone was up by 25%. Thus, the consumer credit market confirmed Clarima's expectations of the rapid and continuous growth of the segment that issues revolving credit cards, which, at least in the long run, will displace a portion of the traditional methods for providing loans to households.

In 2002, business agreements launched included those with Lufthansa, TIM, Allianz and Panorama confirming the success of previous initiatives that will be added to traditional direct distribution channels such as mailings and the Internet. In addition, Clarima launched the production and distribution of the first Infinite Visa credit card for the Italian market, which was specifically conceived to service the private customer segment of the entire UniCredito Italiano Group. Results were very encouraging with the issuance of 8,000 cards in less than three months of operations. As an integral part of its strategy to satisfy the diverse needs of its customers, in 2002 Clarima developed and tested a new product line for the personal loan segment. In consideration of the success achieved, the initiative will be expanded in 2003 through direct channels (mailings and the Internet).

In this environment, Clarima completed the development of its systems and infrastructure thereby making it through the start-up phase. At the same time it reported a significant growth in the number of customers and loans. As at 31 December 2002 Clarima had 160,000 loan applications compared to approximately 13,000 at the end of 2001. Net loans to customers as at the same date totalled €59.3 million. In the period ending 31 December 2002, Clarima posted a loss of €35.3 million, which was in line with the budget for the period, and attributable to huge investments in production capacity and development costs.

The company had a total of 169 employees, of which 67 were at the call centre. The abilities and skills acquired in nearly two years of operations represent a unique operation in the Italian financial services market.

Human Resources

Changes in Personnel

As at 31 December 2002, total staff in the banks and companies of the UniCredito Italiano Group consolidated in the accounts using the line-by-line method numbered 66,555, down by 1,285 employees from 31 December 2001 on a restated basis. If Unicredit Romania, which was acquired during the third quarter of 2002, is not included and excluded from the restated figure, the actual reduction would be 1,591 employees.

	31.12.2002		31.12.2001 restated		
NUMBER OF EMPLOYEES	*number*	*% of total*	*number*	*% of total*	*Change*
Italian Banking Division	35,139	52.8%	35,702	52.6%	- 563
Wholesale Banking Division	2,298	3.5%	2,192	3.2%	106
Investment banking	*709*	*1.1%*	*566*	*0.8%*	*143*
Asset management	*1,589*	*2.4%*	*1,626*	*2.4%*	*- 37*
Foreign Banking Division	26,531	39.9%	27,498	40.5%	- 967
New Initiatives	310	0.5%	218	0.3%	92
Parent company and other companies	2,277	3.4%	2,230	3.3%	47
GROUP TOTAL	**66,555**	**100%**	**67,840**	**100%**	**- 1,285**

As for individual divisions, in particular the Italian Banking Division, total staff levels declined by 563 employees. The reduction is even greater (by a further 80 employees) when considering part time positions, which increased from 3,289 at the end of December 2001 to 3,557 at the end of December 2002.

Despite the above decrease in permanent employees, 469 new jobs were created in this Division to support sales and front office teams (in 2002 there were 19 additional Group branches in Italy and 15 additional Private Banking offices).

The above figure was obtained through rationalisation measures and synergies resulting from the reorganisation of Group banks that made it possible to reduce overall staff, use a larger number of employees in commercial areas without impeding the departure of more senior staff by providing incentives to prospective retirees.

The latter results were accompanied by significant improvements in productivity (equal to over 150 full time employee equivalents) achieved through UniCredit Produzioni Accentrate (which also falls under the Italian Banking Division).

The increase of 106 employees in the Wholesale Banking Division was primarily due to the expansion of the Investment Banking Structure, which was in line with pre-established goals, and resulted in a slight drop in permanent employees in the Asset Management area.

The decline in the number of employees at the Foreign Banking and New Growth Division of 1,273 (excluding Unicredit – Romania, which was acquired during the third quarter of 2002) was mainly related to staff rationalisation measures taken at our New Europe banks, which increased both natural turnover and early retirement, especially within the Pekao Group.

The improvements in productivity achieved in the Pekao Group (where, however, certain changes in the organisational structure and improved branch network segmentation led to the creation – despite the overall decline in staff – of over 200 new jobs for attracting new customers, cross selling and telemarketing) also resulted in a significant rise in part time positions from 90 at the end of 2001 to 427 at the end of 2002 with further savings of about 100 full time equivalent employees.

About one hundred new sales positions were also created at Bulbank.

Further expansion - of 92 employees - was required in the New Initiatives area to develop structures dedicated to the implementation of the virtual bank for private customers (Xelion), and especially the virtual bank for families (Clarima). This area's commercial initiatives included the creation of its own call centre.

The staff of remaining Group companies, including the Parent Company, UniCredito Italiano, remained substantially unchanged. The increase of 47 employees was due to the expansion of several structures at the Holding Company which were designated to handle the additional requirements that arose in connection with progress in the reorganisation process of the Group's banks, and to reinforce marketing in the finance companies, Locat and UniCredit Factoring.

Group staff

The Group's domestic banks and companies hired 57% of their new employees on conventional contracts.

Innovative and more flexible forms of employment continued to be used. Short-term contracts and job-training schemes covered 33% and 10% respectively of new hires, while temporary workers were taken on to deal with exceptional situations. In 2002 this involved approximately 550 workers, and it was essentially the ancillary company, UniCredit Produzioni Accentrate who resorted to this latter form of employment (over 50%).

The number of employees with up to ten-year seniority at the Group's domestic banks and companies was significant (over 28%), which should be seen in the context of measures taken to create new professional positions, while at the same time favouring the employment of young people. The percentage of this segment at the Group's banks in Eastern Europe was even greater (34%).

With regard to age, at the Group's domestic banks and companies the "intermediate" bracket between 31 and 50 years of age continues to be the largest (over 70%), while the percentage of younger employees (up to 30) stayed at 12% despite the gradual increase in the age of new hires, who are increasingly recruited among those with a higher education. The presence of younger employees was definitely larger at the Group's New Europe banks (over 22%), in line with a lower average seniority.

The data concerning female employees confirm the Group's on-going focus on women and its objective of making the best use of their talents. Women account for over 38% of the workforce at the Group's domestic banks and companies with a high concentration (about 56%) being aged under 30. Nearly 22% of managerial staff consists of women.

At the Group's New Europe banks female employees were definitely in the majority (over 76%), with 55% working as managers. However, male employees (78%) prevailed in the senior management category.

Finally, with regard to qualifications, over 24% of personnel working at the Group's Italian banks and companies held a university degree, mostly in economics, banking or law. As for management alone, this percentage rose to 30.5%. The sharp differences in academic and educational systems make a comparison with the qualifications held by personnel working for the Group's New Europe banks of little significance.

Training

In order to achieve its results, the Group places a high priority on the continual improvement and updating of the technical, professional and managerial skills of its employees.

Thus, to support the implementation of the S3 Project, it was decided at the beginning of the year to launch a training programme aimed at standardising the technical and specialist know-how of employees working at the seven Federated Banks. On the basis of a widespread effort to map and analyse training requirements, a number of specific measures were taken in order to properly train all employees involved in the Project with respect to the requirements demanded by new professional roles and the various procedures introduced.

In the area of language training, in line with the Group's international expansion, there is an increased need to have an adequate command of the English language. Thus, approximately 6,000 new, multi-year software licences were activated at three levels (beginner, intermediate and advanced) and available primarily on CD-ROM in order to provide staff with effective support to improve their level of knowledge of the language including that relating to their specific professional needs.

On the other hand, with regard to the foreign banks, significant investments in training were made to provide the necessary support for the marketing of new products focusing on both approaches and processes and a better command of selling skills.
Overall training activities conducted by the Group during the period covered 190,000 days (159,738 in 2001).

In addition, a project was launched to establish the Group's Management School, which will become operational some time in 2003. The school's main goals can be summarised as follows:

- Define and conduct individual training courses for employees in top management, key employees, management positions in general and employees identified by the "Young Talent" project;
- Help bridge the gaps in skills identified at the Group level through the process of performance assessment;
- Capitalise on and disseminate the Group's professional experience;
- Develop the Group's image through the creation of a Master designed for young university graduates in Eastern European countries.

Management Development

The project "Creating value through the management of young talent and key human resources" was again expanded in 2002 with the goal of attracting and keeping high quality employees, thereby optimising intellectual capital.

The goal of the project is to support the Group's strategic and organisational development by supplying a flow of managers who are able to generate and implement business policies that will lead to the Group's success in the short and long term. The management of this project is co-ordinated by the Parent Company and shared by Group banks and companies that apply it in their units.

The "Young Talent" Project has involved approximately 230 young people with high potential in Group companies. Started in 2000, the Project's goal is to quickly identify outstanding young employees at the Group level and foster their accelerated professional growth towards a future management position. It is a significant investment for the individuals involved, their related companies and the Group's future.

In 2002 individual training programmes were planned and implemented for participants in the Project's first class. In addition, the joint training course was finalised, which is aimed at developing professional and managerial skills for the Project's second class, which was launched in September 2001. In addition, on the basis of previous experience and the Group's new organisational model, a third class has been planned.

The conclusion of the joint training course and definition of individual development programmes took place in 2002 for a similar development course, which was created specifically for the Group's banks in New Europe. It is called the Young Talents Programme and was launched in October 2001.

The Young Talents Programme was custom-made, and the training course is adapted to the specific needs of the various countries concerned. Thus, the training enabled participants to enhance their business knowledge and to deal with key issues for the New Europe market at dedicated sessions.

On the basis of the pilot programme experience and the expansion of the scope of the banks of New Europe, the planning for the second class of the Project has begun.

Stock assignment and stock option plans

In 2002 the medium-term incentive programme was completed with the name "Group Value Enhancement Plan – Global Action Plan". It was launched in May 2000 and targeted all staff at the Parent Company and Italian banks and companies owned by UniCredito Italiano SpA (with a direct or indirect equity interest of 51%). Thus, throughout the year the following stock and options were allotted free of charge:

- UniCredito Italiano SpA shares to approximately 34,000 Group employees, as a part of the revision of the company bonus scheme, in order to strengthen the sense of belonging and give tangible recognition for achievement;
- UniCredito Italiano SpA shares to approximately 2,200 of the Group's brightest middle managers, in order to stress the correlation between individual and company results.

• Stock options to approximately 300 top managers with the purpose of fostering the growth and improvement of results over time, and ensuring that employees who are particularly important to the Group remain with the Company.

The Global Action Plan takes full advantage of the tax and social security benefits introduced in this area under Italian legislation.

Industrial relations

Relations with unions remained intense and constructive in 2002, which was a period affected by radical changes.

In light of the S3 reorganisation project (which, through the transformation of the federal structure, has led to the establishment of three new banks specialised by customer segment), there were intense periods of confrontation as a result of the new industrial relations mechanism defined in the CCNL (national collective wage agreement dated 11 July 1999) and the provisions of the "Protocol for the implementation of the human resources integration project and for the industrial relations of the UniCredito Italiano Group."

In particular, during the first half of the year there were intensive discussions leading to agreements to centralise the structures of the domestic branch network of the 7 former federated banks and their employees. During the second half of the year, efforts were made to make the 3 new banks operative from a commercial and legal standpoint.

Among the main agreements signed in 2002 were the following:
• The Protocol regarding the Group's industrial relations, the management of employees involved in the S3 process and welfare and social security coverage;
• The "economic agreement" regarding the standardisation of various compensation schemes and pre-existing regulations;
• The agreement of 13 December 2002 providing for the spin-off of the banking operations designated as "corporate" and "private" from UniCredit Banca (which continues to operate as our Retail Bank in Italy) to the two new dedicated banks.

The environment and safety at work

In accordance with the Group's environmental, social and safety policy, and taking into account the S3 project to reorganise banking operations, the subsidiaries took measures aimed at reducing the environmental impact of the production cycle (atmospheric emissions, waste disposal, reduced consumption of natural resources) and at improving the efficiency of the processes of accident prevention and the protection of workers from work-related risks (with a particular emphasis on the training aspects of emergency management) based on a programme to continually improve work safety systems prepared in accordance with current regulations.

Risk Management

In 2002 the UniCredito Italiano Group continued to develop measurement, control and management activities with respect to various types of risk: credit, market, operating, interest-rate, exchange rate and liquidity risk.

The Parent Company supervises all risks assumed by individual Group entities; it assists them in establishing strategies for monitoring the risks and to make sure that uniform methods for risk measurement are used. This means proposing and verifying the methods used by the Group's companies and monitoring existing limits.

At the Parent Company, credit risk is managed by the Loan Strategies and Policies unit (Credits), operating risk by the Operational Risk Management unit (Administration), and market, interest rate, exchange rate and liquidity risk by the Capital Allocation and Risk Management unit (Planning and Finance), which also aggregates all risk categories in order to measure the Group's overall exposure for the purposes of capital management.

Credit risk

The management of credit risk, defined as the likelihood that the credit standing of a counterparty will deteriorate, is carried out by the Credits Department and is based on the principle of a clear separation between business responsibilities (covered by business areas) and functions that are strictly credit related.

Credit quality is monitored by managing the specific risk of the counterparty, as well as portfolio risk.

With regard to the specific risk component, i.e. that associated with individual relationships, the focus of approaches and tools used to support loan operations during the loan approval phase and the performance management phase of relationships is to assign a succinct, standardised assessment in the form of a rating to each customer. To this end, given the internal customer segmentation process that calls for assigning counterparties to different market segments as a function of specific revenue parameters, loan approval activities now undergo a high value-added credit review process differentiated by customer segment.

To be specific, loans are made to corporate customers following a process of analysing operating, balance sheet, income and projected cash flow figures; this analysis is combined with qualitative information on the company and the market in which it operates (e.g. the assessment of management, competitive position, sector performance and environmental factors). This information is accessible in electronic format aimed at improving the credit assessment process. All of this is statistically summarised in an internal rating, which takes into account quantitative and qualitative assessment elements. In addition, an integrated rating is calculated, which, for existing customers, also covers performance information taken from the management scores described below.

Models, which reflect the specific characteristics of the countries in which the Foreign Bank branches are situated, have been assessed for their Corporate customers; these taken into account, in addition to the element of quantitative and qualitative analyses mentioned earlier, the risk of a country that does not allow payments in foreign currency (transfer risk) and the support of the member group.

An automatic assessment process is carried out for companies classified as small businesses. This uses a special algorithm, a scoring grid broken down by sector and geographic area and assigns a rating for the approval of the credit facility.

A loan scoring system is being used for individual customers, which is differentiated by type of loan (medium term loans, mortgages, personal loans and revolving credit cards), and is based on a qualitative and quantitative analysis. A performance monitoring score is being planned. The next project will involve the integration of the two tools above – loan and performance scoring – which will make it possible to perform overall risk monitoring of each existing individual customer.

Regular relationship monitoring was implemented through the introduction of a process called "Performance Management". This monitors on a monthly basis those relationships classed as "Businesses" and "Small Businesses". Management scoring algorithms, which are differentiated by customer segment, predict and analyse a number data selected by the Bank in order to identify, with sufficient lead-time, those relationships that demonstrate symptoms of risk deterioration. Each risk profile identified is associated with precise rules and operating performance standards, which the network must adhere to, and which are monitored centrally using an application created on an ad hoc basis. Three years after the introduction of the first algorithms, they were reviewed in 2001 and 2002 in order to maintain high levels of forecasting capabilities.

The methods developed by UniCredito Italiano and adopted by Credito Italiano Bank (which served as the pilot bank), Rolo Banca and Banca CRT with the creation of UniCredit Banca and the new segment banks, were extended to all customers. UniCredito Italiano continues to be responsible for updating the methods developed earlier and ensure their proper implementation at all other Group banks. This task will be made simpler after the completion of the S3 project in 2003.

The portfolio risk is monitored using a Credit Risk Management model developed internally; this is based on the "Credit Risk +" approach and implemented to take into account portfolio focus and sector correlations, transfer risk, remaining loan maturities and counterparty risk for OTC derivatives.

As for the Group's foreign banks, special task forces, combining resources from UniCredito Italiano and its subsidiaries, were set up with the purpose of harmonising organisational structures, processes and credit instruments already adopted by the Group in Italy. The restructuring of the Credit Department was reviewed, and human resources from the Parent Company were assigned to key places in the credit organisation of several banks. Futhermore, a unit was established within the Credit Department for exporting the best practices developed at UCI in terms of methodology, tools and assessment.

An internal rating system for Corporate customers has been devised in accordance with Group requirements and with the help of an international consulting company who has already been involved in those regions. It is currently being implemented for Bank Pekao and extended to other Foreign Banks.

For mass market customers, a mandatory loan approval system was implemented at Bank Pekao and will gradually be extended to the Group's other foreign banks. It was developed using the same approach as the system used in Italy, which is based on statistical scoring. This system will be implemented during the year at Bank Pekao to assess the credit rating of Small Business customers.

With regard to the (Italian and Foreign) banks, a credit rating model was completed for bank customers that makes it possible to estimate the likelihood of a default consistent with all other portfolio segments, as well as improve the current internal rating system in order to determine a theoretical reliability ceiling for these customers based on the actual risk measured in terms of expected loss and operating capital. During the final decision, the rating is further reviewed by using an "environmental module" that assesses the degree to which the bank customer takes environmental factors into account in its policies.

Country risk

Country risk is managed by determining appropriate commercial and financial "maximum operating levels of risk" that can be assumed by companies belonging to the Unicredito Italiano Group with respect to banks, government entities, financial institutions and companies residing in or related to a country.

The method for analysing the risk profile of a specific country was implemented,.and is now based on quantitative criteria. This takes the form of a "scoring" model (Country Credit Scoring Model – CCS) and is based on standard criteria applicable to all countries considered to be at risk; it summarises and analyses the main macroeconomic indicators for the country under consideration, its political and economic situation, any ratings assigned by international agencies and national bank examiners (Bank of Italy, SACE), and the market perception of risk (changes in yields on government or similar securities).

The main objective of the model is to identify the maximum overall potential risk that the UniCredito Italiano Group may assume with respect to each individual country, within which the maximum operating levels of risk noted above are subsequently approved.
In addition to determining the potential maximum risk level, which is defined as the "maximum theoretical ceiling of assumable risk", the CCS model also makes it possible to constantly monitor the degree of a country's solvency and to make projections on risk trends over the medium and long term.

All elements that contribute to the development of the CCS model are updated automatically using databases supplied by leading specialist companies making it possible to monitor the country risk profile in a timely manner.

During the year, further development of the CCS model was finalised to take into account criteria set forth in the New Proposal on Capital by the Basle Committee and in particular to assess the likelihood rating-linked default.

Market risk

Market risk consists of the risk of incurring value fluctuations in the bank's positions, which are associated with unexpected changes in prices and market factors.

The tool used at UniCredito Italiano to measure market risk is Value at Risk (VaR), which is calculated using the historical simulation approach.

This model calls for the daily revaluation of positions on the basis of historical market price performance over the last twelve months. The resulting distribution of profits and losses is analysed to determine the impact of extreme market movements on portfolio values. The parameters used to calculate VaR are as follows: observation period of 1 year; confidence interval of 99%; time horizon of 1 day; daily updating of time series.

The consideration of a one-day time horizon allows for an immediate comparison with profits/losses generated.

The methodology used makes it possible to use a flexible approach to monitor a broad group of risks (delta; gamma – for products with a non-linear profile; vega – over the entire volatility curve; rho – due to the discount rate) and provides accurate calculations of volatility and correlations.

With regard to the Parent Company, the methodology is applied regardless of whether portfolios are valued at market or book value (for portfolios made up of securities, derivatives and money market assets). In 2002 the daily VaR (net of foreign branch positions, which are monitored separately) showed a gradual downward trend which accelerated in the fourth quarter: the quarterly average for daily VaR went from €8.9 million at the end of March to €3.3 million at the end of the fourth quarter. The gradual, constant decline observed until reaching a low in December (€2.5 million) was primarily due to the gradual reduction of market risks from money market operations and the management of the securities portfolio held for speculative purposes. This reduction was achieved without reducing the size of the portfolios involved.

A point of inconsistency in this trend was seen at the beginning of the second half when there was an increase in daily VaR of about €1.2 million from €6.5 million in June to €7.7 million in July. The increase observed was due to the fact that the portfolio of investment securities rose at the time when positions coming from investment securities portfolios of the banks involved in the S3 reorganisation (on July 1st) were transferred to the Parent Company.

With respect to control tools for financial risks, in the second half of 2002 the Parent Company's Planning and Finance Department applied the Operating Asset and Liabilities Management (OALM) model to manage interest rate and liquidity risk of banks involved in the S3 reorganisation. This system also allowed the Parent Company's Planning and Finance Department to conduct a series of simulations in November and December related to the three segment banks before their creation (on 1 January 2003). From the simulated results it was possible to assign to each of the new banks a proper amount of hedging tools to cover the risks generated by loans transferred to them.

The average daily VaR for UBM's trading and market-making operations in 2002 was €3.69 million (€5 million for UBM and TradingLab combined), with a maximum usage of €6.17 million and a minimum usage of €2.15 million. The average daily VaR for Trading Lab Banca S.p.A. was approximately €3.3 million with a maximum usage of about €4.8 million and a minimum usage of about €900,000, which was still within the €6 million limit.

As for the banks in New Europe Division, Bank Pekao SA, Bulbank and Unibanka adopted the VaR calculation methodology based on historical simulation in keeping with the market risk monitoring procedures defined by the Group and in accordance with current regulations and instructions of the respective central banks. For the other foreign banks in the division that became part of the UniCredito Group during the first half of 2002 (Zagrebacka Banka and UniCredit Romania), steps were taken during the year to comply with the Group's methodologies and standards. These steps will be completed in 2003. Koç Bank, with which the UniCredito Group approved an equal joint venture in October, is also standardising its market risk monitoring procedures to those of the Group.

Operating risk

Planning in the area of controlling operating risk, defined as "the risk of losses due to errors, a deficiency of employees, systems or processes, or as a result of external events," falls under the responsibility of the Operational Risk Management unit in the Parent Company's Administration Department.

The planning activity involves encouraging within the Group a culture for preventing and mitigating operating risks shared among the various Units. It also allows for the development and implementation of qualitative and quantitative models for identifying, monitoring, measuring and controlling such risks, and co-ordinating the collection of data and information related to these activities.

UniCredito Italiano is a member of the interbank team on operating risks co-ordinated by the Italian Banking Association, and participates in the Italian database of operating losses (DIPO) developed in this area.

The Group can now rely on the experience of several companies that have been active in operating risk management for some time. Pioneer, UniCredit Banca Mobiliare, TradingLab and UniCredit Produzioni Accentrate are engaged in efforts involving systems, processes, organisational structure and human resources aimed at monitoring and mitigating the most critical and/or least managed risks and to structure the gathering of information used for both internal purposes and for reporting to the appropriate Parent Company unit.

Asset and Liability Management

UniCredito Italiano's Planning and Finance Department controls the Group's rate and liquidity risk using sensitivity analysis and gap analysis models respectively, which were introduced in 1999.

A report is issued quarterly providing information on:

- Changes in deposits and loans, through which it is possible to assess how capital and deposits over the short, medium and long term are being used to fund loans broken down by various maturities, and showing the potential impact on net interest income from changes in the reference interest rate curves;
- The liquidity position providing, on the basis of the time intervals stipulated by the Bank of Italy, inflows and outflows of liquidity, and calculating the related liquidity gaps and liquidity ratios.

In 2002, installation of the new Trend-Finmatica ALM system was completed at the three segment banks, the Parent Company, Adalya and UniBanka (Slovakia).

The new system will make it possible in 2003 to conduct the analyses described above on a monthly basis and to provide support to strategic planning.

In 2003 the project to expand the system to the other Group companies will continue.

The changes in the consolidated balance sheet over the last twelve months were influenced by fluctuations in direct customer deposits, which were down for the first three quarters and partly recovered at the end of the year. These changes were also related to exchange rate fluctuations. In fact, between December 2001 and 2002 the dollar depreciated 16% against the euro, while the zloty had lost over 13% against the euro since the end of June.

In light of the variations in the performance of loans to customers, and taking into account the changes in other balance sheet items, at the end of 2002 the securities portfolio and interbank balance were at the same level as the previous year. After the significant increase in the prior year, which continued through last September, subordinated debt also remained at year-end 2001 levels.

	2002 restated				2001 restated			
(€ million)	**31.12**	**30.09**	**30.06**	**31.03**	**31.12**	**30.09**	**30.06**	**31.03**
Due from customers	113,824	112,696	119,375	117,992	119,355	120,313	120,020	115,998
Securities and interbank balance	26,538	24,396	25,492	27,784	26,208	18,738	18,824	19,795
Equity investments	2,404	2,308	2,347	2,392	2,350	2,190	1,601	1,613
Intangible and tangible fixed assets	4,783	4,788	4,775	4,987	5,037	4,755	4,933	4,850
Net consolidation differences	954	819	839	822	851	779	809	844
Total net assets	**148,503**	**145,007**	**152,828**	**153,977**	**153,801**	**146,775**	**146,187**	**143,100**
Due to customers and securities issued	126,745	120,840	128,929	130,383	131,537	123,797	123,891	121,689
Subordinated debt	7,088	7,419	7,395	7,583	7,073	6,246	5,739	5,641
Minority portion of shareholders' equity	1,172	1,140	1,092	1,305	1,667	3,158	3,129	3,073
Shareholders' equity	12,261	11,944	11,476	11,803	11,062	9,170	8,839	9,042
Balance of other items	1,237	3,664	3,936	2,903	2,462	4,404	4,589	3,655
Total net liabilities and shareholders' equity	**148,503**	**145,007**	**152,828**	**153,977**	**153,801**	**146,775**	**146,187**	**143,100**

Loans to Customers

Loans to Customers

Loans to customers amounted to €113.8 billion at the end of December, which was down by 4.6% from the end of 2001, but up (by 1%) from the end of the prior quarter. Performance suffered from the negative effect of exchange rates (lending in other currencies fell by 20.3% compared with a year ago), in addition to a slowing loan demand, which was increasingly influenced by more selective criteria.

The exchange rate effect was particularly significant with regard to New Europe loans (year-on-year down by 9.4% at historical exchange rates, up by 1% at constant rates[6]). However, loans were also affected by the pronounced slowdown in the Polish economy. The performance of the Italian Banking Division, which also experienced sluggish demand, was due to a noticeable increase in medium and long-term loans and a contraction in less profitable loan types and segments. In contrast, there was a significant increase in loans of the Parent Company and finance companies (leasing and factoring).

DIVISIONS	**Amounts**		**change from 31.12.2001**		**Amounts**	
(€ million)	**31.12.2002**	**31.12.2001 restated**		**%**	**30.09.2002 restated**	**% change from 30.09.2002**
Italian Banking	88,656	94,104	- 5,448	- 5.8%	89,508	- 1.0%
Wholesale Banking	3,027	2,712	+ 315	+ 11.6%	2,911	+ 4.0%
Foreign Banking Division and New Growth	10,947	12,082	- 1,135	- 9.4%	11,041	- 0.9%
Parent company and other companies	21,972	18,383	+ 3,589	+ 19.5%	17,540	+ 25.3%
of which: Finance Companies	*8,562*	*6,201*	*+ 2,361*	*+ 38.1%*	*7,252*	*+ 18.1%*
Elisions and adjustments	-10,778	-7,926	- 2,852	+ 36.0%	- 8,304	+ 29.8%
Total loans to customers	**113,824**	**119,355**	**- 5,531**	**- 4.6%**	**112,696**	**+ 1.0%**

6. Change calculated by stating balance sheet values at December 2001 using exchange rates in effect in December 2002.

Over 40% of the decline in loans to customers since the end of 2001 was due to the sharp fall in repo transactions. In fact, performing loans were down by a more modest amount (down by 3.1%). Within this aggregate there was a major shuffling driven by a more selective lending policy with respect to customer credit limits and profitability.

This was reflected in the sharp reduction in other non-overdraft lending (down by 23%), which includes hot money transactions and short-term loans to prime customers, and to a lesser extent in overdraft lending (down by 13.4%). However, the latter figure was mostly *due to the slowdown in business demand.*

On the other hand, there was a significant increase in medium-term loans and mortgages (up by 10.9%), which was due in particular to the continuing recovery of the property market, and an increase in loans under financial leases, which were up by 31.5% from the beginning of the year and by over 17.8% in the last quarter. Finally, the increase in other transactions (up by 18.5% over the year) was driven by factoring transactions.

TYPE (€ million)	Amounts as at 31.12.2002	31.12.2001 restated	Change	%	Amounts as at 30.09.2002 restated	% change from 30.09.2002
Bills and notes discounted	1,470	1,978	- 508	- 25.7%	1,583	- 7.1%
Overdraft accounts	21,472	24,785	- 3,313	- 13.4%	22,306	- 3.7%
Medium-term loans and mortgages	40,635	36,633	+ 4,002	+ 10.9%	39,910	+ 1.8%
Loans	16,233	16,162	+ 71	+ 0.4%	14,413	+ 12.6%
Other non-overdraft lending	19,331	25,139	- 5,808	- 23.1%	20,846	- 7.3%
Loans under financial leases	6,471	4,920	+ 1,551	+ 31.5%	5,495	+ 17.8%
Other Transactions	3,508	2,960	+ 548	+ 18.5%	3,264	+ 7.5%
Total performing loans	**109,120**	**112,577**	**- 3,457**	**- 3.1%**	**107,817**	**+ 1.2%**
Non-performing loans	2,104	1,923	+ 181	+ 9.4%	2,043	+ 3.0%
REPO transactions	2,600	4,855	- 2,255	- 46.4%	2,836	- 8.4%
Total loans to customers	**113,824**	**119,355**	**- 5,531**	**- 4.6%**	**112,696**	**+ 1.0%**

"Convertenda" (Facility providing for conversion of loans to stock at a date certain)

With regard to the Fiat Group's restructuring plan, a €3,000,000,000, three-year "convertenda" was signed with other banks (the UniCredit Group share is €625 million) that calls for the conversion of loans to stock. Among other things, this agreement stipulates that Fiat will retain the right to repay all or a part of the debt prior to maturity. The banks, in turn, under certain contractual conditions, have the right to require the conversion prior to the scheduled date.

The transaction was carried out to maintain the Fiat Group's credit rating, and thus to protect the value of our exposure. In fact, despite the poor current economic situation, we are still convinced that Fiat has the resources to overcome its current difficulties and to bring to a successful conclusion the proposed recovery plan.

Performance by sector

The effects of credit policies implemented during the last period, and in particular the reduction in loans to less profitable segments, is also reflected in the performance by sector. In fact, there was a sharp decline in loans to finance companies (down by 50.6% over the year), while exposure to non-finance companies (down by 4.9%) was less affected by these factors, and was instead probably affected by the slowdown in production activities. These reductions were partly offset by the rise in loans to households and other operators (up by 11% over the end of 2001), which was bolstered by medium and long-term lending and loans to the government, nearly half of the growth of which (up by 25%) was due to factoring transactions.

SECTORS (€ million)	Amounts as at 31.12.2002	31.12.2001 restated	Change	%
Governments	2,251	1,790	+ 461	+ 25.8%
Other government entities	3,712	3,709	+ 3	+ 0.1%
Non-finance companies	63,478	66,734	- 3,256	- 4.9%
Finance companies	6,385	12,885	- 6,500	- 50.4%
Households and other operators	37,998	34,237	+ 3,761	+ 11.0%
Total loans to customers	**113,824**	**119,355**	**- 5,531**	**- 4.6%**

Asset Quality

Bad and Doubtful Debts

Bad and doubtful debts to customers, totalled €4,170 million in terms of book value, up by 5.6% from December 2001. In addition, there were doubtful loans to banks of about €42 million (€53 million at the end of 2001), consisting for the most part of unsecured loans to countries at risk.

	Amounts as at		Change		Amounts as at	
	31.12.2002	31.12.2001			30.09.2002	change over
(€ million)		restated	amount	%	restated	30.09.2002
Non-performing loans	2,104	1,923	+ 181	+9.4%	2,043	+3.0%
Doubtful loans	1,852	1,744	+ 108	+6.2%	1,781	+4.0%
Loans subject to restructuring	7	1	+ 6	..	6	+16.7%
Restructured loans	158	220	- 62	-28.2%	214	-26.2%
Loans to high-risk countries	49	59	- 10	-16.9%	54	-9.3%
Total bad and doubtful debts - customers	**4,170**	**3,947**	**+ 223**	**+5.6%**	**4,098**	**+1.8%**
Performing loans	109,654	115,408	- 5,754	-5.0%	108,598	+1.0%
Total loans to customers	**113,824**	**119,355**	**- 5,531**	**-4.6%**	**112,696**	**+1.0%**
Other bad and doubtful debts:						
Loans to high risk countries – banks	*34*	*38*	*- 4*	*-10.5%*		
Others – banks	*8*	*15*	*- 7*	*-46.7%*		

The rise in bad and doubtful debts to customers was due to an increase in non-performing loans (up by 9.4% over the year); this was also true of the banking industry as a result of the slowdown in economic activity, and to a lesser extent due to doubtful loans (up by 6.2%). However, other bad and doubtful debts categories were down by €66 million overall from December 2001.

The increase in non-performing loans at book value was nearly entirely due to the Italian banks' performance, while the New Europe banks (whose non-performing loans were up by 7.4% over December 2001) accounted for less than 15%. For bad and doubtful debts taken as a whole, however, the increase was entirely due to Italian banks with a decline of 5.9% in book value in New Europe.

Changes during the year

An analysis of changes compared with 2001 (for additional details see the Notes to the Accounts) points to an increase in the ratio of bad and doubtful debts to total loans from 5.92% to 6.80% at face value and from 3.31% to 3.66% at book value due in part to the reduction in the denominator. The latter change was proportionately less due to higher writedowns as a percentage of gross doubtful loans from 46.1% to 48.3%. This was the result of both the increase in the coverage of non-performing loans and doubtful loans, and a greater percentage of non-performing loans of total loans; these effects were partly offset by lower writedowns related to country risk.

The ratio of non-performing loans to loans rose from 3.78% to 4.52% in terms of face value, and from 1.61% to 1.85%, taking writedowns into consideration. The latter rose to 60.8% (from 58.9%) of gross loans and to 50.5% considering the principal amounts only (48.0% at the end of the prior period, restated). There was also an increase in the percentage of doubtful loans, which at the end of the year accounted for 2% of total loans at face value (against 1.80% in December 2001), and 1.63% at book value (up from 1.46%).

BAD AND DOUBTFUL DEBTS - CUSTOMERS (BY TYPE) (€ million)	Non-performing loans	Doubtful loans	Restructured loans[1]	Country risk	Total doubtful loans
Situation as at 31.12.2002					
Face value	5,362	2,376	265	63	8,066
as a percentage of total loans	*4.52%*	*2.00%*	*0.22%*	*0.05%*	*6.80%*
Writedowns	3,258	524	100	14	3,896
as a percentage of face value	*60.8%*	*22.1%*	*37.7%*	*22.2%*	*48.3%*
Book value	2,104	1,852	165	49	4,170
as a percentage of total loans	*1.85%*	*1.63%*	*0.14%*	*0.04%*	*3.66%*
Situation as at 31.12.2001 restated					
Face value	4,681	2,225	332	85	7,323
as a percentage of total loans	*3.78%*	*1.80%*	*0.27%*	*0.07%*	*5.92%*
Writedowns	2,758	481	111	26	3,376
as a percentage of face value	*58.9%*	*21.6%*	*33.4%*	*30.6%*	*46.1%*
Book value	1,923	1,744	221	59	3,947
as a percentage of total loans	*1.61%*	*1.46%*	*0.19%*	*0.05%*	*3.31%*

1. Including loans being restructured.

Bad and doubtful debts at face value posted a total increase in terms of non-performing loans and doubtful loans of €830 million during the period (€680 million for non-performing loans and €150 for doubtful loans) with a slowdown in the second half (€350 million) as compared with the first half of the year (€480 million). Considering non-performing loans and doubtful loans as a whole, there were transfers from performing loans of €2,113 million, which were offset by receipts of €1,050 million and transfers back to performing loans of €346 million in addition to an increase of €113 million due to various reasons.

With reference to doubtful loans alone, it must be noted that nearly 44% of the decrease was due to repayments (€391 million) and a transfer back to performing loans (€301 million), while nearly 42% (€657 million) was due to transfers to other categories of bad and doubtful debts (primarily non-performing loans). Similarly, approximately 44% of the decrease in non-performing loans was due to repayments and transfers back to performing loans, while 41% was due to write-offs.

Bad and doubtful debts by Division

Below is a breakdown of bad and doubtful debts by Division at face and book value, as compared with the corresponding figures at the end of 2001.

BAD AND DOUBTFUL DEBTS - CUSTOMERS (BY DIVISION) (€ million)	Italian Banking	New Europe Banking	Parent Co. & other companies	Combined Total	Consolidated Total
Situation as at 31.12.2002					
Face value	4,773	2,803	490	8,066	8,066
as a percentage of total loans	*5.23%*	*21.82%*	*1.93%*	*6.23%*	*6.80%*
Writedowns	1,816	1,812	268	3,896	3,896
as a percentage of face value	*38.0%*	*64.6%*	*54.7%*	*48.3%*	*48.3%*
Book value	2,957	991	222	4,170	4,170
as a percentage of total loans	*3.34%*	*9.05%*	*0.89%*	*3.35%*	*3.66%*
Situation as at 31.12.2001 restated					
Face value	4,306	2,558	459	7,323	7,323
as a percentage of total loans	*4.46%*	*18.72%*	*2.14%*	*5.56%*	*5.92%*
Writedowns	1,627	1,505	244	3,376	3,376
as a percentage of face value	*37.8%*	*58.8%*	*53.2%*	*46.1%*	*46.1%*
Book value	2,679	1,053	215	3,947	3,947
as a percentage of total loans	*2.85%*	*8.71%*	*1.02%*	*3.10%*	*3.31%*

The above figures point to a higher impact of bad and doubtful debts at face value (over total loans to customers) for New Europe, which was partly offset by higher writedowns. It must also be noted that nearly two thirds of the increase for the period – just over €740 million over gross figures – was due to Italian banks, and about one third to the New Europe banks. However, there was a reduction in the book values in the latter area due to higher writedowns during the period.

Similar considerations also apply to non-performing loans alone where the increase in gross loans for New Europe resulted in over half of the total change, but this was almost entirely covered by the increase in writedowns.

NON-PERFORMING LOANS TO CUSTOMERS (BY DIVISION) (€ million)	**Italian Banking**	**New Europe Banking**	**Parent Co. & other companies**	**Combined Total**	**Consolidated Total**
Situation as at 31.12.2002					
Face value	3,073	2,053	236	5,362	5,362
as a percentage of total loans	*3.37%*	*15.98%*	*0.93%*	*4.14%*	*4.52%*
Writedowns	1,423	1,674	161	3,258	3,258
as a percentage of face value	*46.3%*	*81.5%*	*68.2%*	*60.8%*	*60.8%*
Book value	1,650	379	75	2,104	2,104
as a percentage of total loans	*1.86%*	*3.47%*	*0.30%*	*1.69%*	*1.85%*
Situation as at 31.12.2001 restated					
Face value	2,761	1,675	245	4,681	4,681
as a percentage of total loans	*2.86%*	*12.26%*	*1.14%*	*3.56%*	*3.78%*
Writedowns	1,277	1,322	159	2,758	2,758
as a percentage of face value	*46.3%*	*78.9%*	*64.9%*	*58.9%*	*58.9%*
Book value	1,484	353	86	1,923	1,923
as a percentage of total loans	*1.58%*	*2.92%*	*0.41%*	*1.51%*	*1.61%*

Country risk (Doubtful loans)

COUNTRY RISK (CUSTOMERS AND BANKS) (€ million)	**Amounts as at 31.12.2002**			**Amounts as at 31.12.2001 restated**		
	Face value	**Writedowns**	**Book value**	**Face value**	**Writedowns**	**Book value**
Russian Federation	23	5	18	42	11	31
Brazil	18	2	16	17	3	14
Egypt	8	1	7	12	2	10
Algeria	7	1	6	6	1	5
Venezuela	6	2	4	7	1	6
Bosnia Herzegovina	6	1	5	1	-	1
Indonesia	3	1	2	5	2	3
Tunisia	3	-	3	-	-	-
Argentina	4	2	2	5	2	3
Cuba	-	-	-	12	8	4
North Korea	-	-	-	8	6	2
Other	28	8	20	32	14	18
Total	**106**	**23**	**83**	**147**	**50**	**97**
of which: - Loans to customers	*63*	*14*	*49*	*85*	*26*	*59*
- Loans to banks	*43*	*9*	*34*	*62*	*24*	*38*

Over the twelve-month period there was a decline of about €40 million in the face value of these loans (down by 28%) due to the depreciation of the dollar, reductions due to transfers to non-performing loans (€30 million primarily for exposure to Cuba, North Korea and Liberia) and repayments of loans to the Russian Federation. Taking into account that loans transferred to non-performing loans had relatively greater coverage, and that the writedown rate for loans to the Russian Federation was reduced from 25% to 20% during the period, there was a proportionately greater reduction in writedowns (down by 54%) than in loans at face value. Thus, book value declined to a lesser extent (down by 14%) to €83 million (€49 million for loans to customers and €34 million for loans to banks).

Direct and Indirect Deposits

Assets under Administration

Assets administered for customers - up in the last quarter 2002 - were €336.6 billion, down by €17 billion from December 2001. The decline over the year was primarily due to indirect deposits. Since they are expressed at market value, they suffered from the poor market performance of major stock markets and devaluation of the dollar, the currency in which a large portion of customer assets managed by the Group is denominated. Direct deposits (amounts due to customers including deposits received in administration and securities in issue) were also down, but to a lesser degree, over the year. However, both components were up from the end of September.

ASSETS UNDER ADMINISTRATION (€ million)	Amounts as at 31.12.2002	Amounts as at 31.12.2001 restated	Change amount	Change %	Amounts as at 30.09.2002 restated	Change over 30.09.2002
Direct deposits	126,745	131,537	- 4,792	- 3.6%	120,840	+ 4.9%
Indirect deposits (At market values)	209,820	222,109	- 12,289	- 5.5%	206,059	+ 1.8%
Assets administered for customers	**336,565**	**353,646**	**- 17,081**	**- 4.8%**	**326,899**	**+ 3.0%**

Within this aggregate, indirect deposits as a percentage of the total fell from 62.8% in December 2001 to 62.3%.

Direct Deposits

Direct deposits dropped to €126.7 billion representing a decline of 3.6% for the year and an increase of 4.9% in the last quarter 2002. The reduction from the prior year-end was due to the combined effect of the sharp increase in the last quarter of 2001 (during a period characterised by a clear preference for liquidity by customers) and the negative impact of exchange rate fluctuations.

In fact, there was a decline in the foreign currency portion of amounts due to customers (down by 19.8% over the year), which was only partly offset by the growth of the euro-denominated component of this aggregate (up by 2.7%). On the other hand, securities in issue rose due to the CD funding policies of foreign branches.

As in the case of loans, exchange rates had a considerable effect on New Europe deposits (down by 10.5% at historical rates and down by 1.3% at constant rates from December 2001). Meanwhile, deposits in the Italian Banking Division (down by 7.8% year-on-year) suffered from outflows to indirect deposits and a decline in deposits of finance companies, which was also related to the contraction in exposure to that sector in the loan area. However, the growth in deposits for the Wholesale Banking Division was particularly significant thanks to REPO transactions, and deposits for all Divisions were up from the end of September.

DIRECT DEPOSITS BY DIVISION (€ million)	Amounts as at 31.12.2002	Amounts as at 31.12.2001 restated	change over 31.12.2001 amount	change over 31.12.2001 %	Amounts as at 30.09.2002 restated	change over 30.09.2002
Italian Banking	80,005	86,733	- 6,728	-7.8%	79,090	+1.2%
Wholesale Banking	8,945	4,036	+ 4,909	+121.6%	5,749	+55.6%
Foreign Banking Division and New Growth	19,642	21,945	- 2,303	-10.5%	19,590	+0.3%
Parent company and other companies	27,009	27,785	- 776	-2.8%	24,991	+8.1%
Elisions and adjustments	- 8,856	-8,962	+ 106	-1.2%	-8,580	+3.2%
Total direct deposits from customers	**126,745**	**131,537**	**- 4,792**	**-3.6%**	**120,840**	**+4.9%**

Both customer deposits and securities in issue were down over the year, with a partial recovery during the last quarter, which was more evident for the former.

Changes in amounts due to customers reflect the changes in current and savings accounts, while deposits in the form of REPOS, which were bolstered by the atmosphere of uncertainty in financial markets, remained unchanged for the first nine months and then rose in the last quarter.

Securities in issue declined to a more significant degree due to the sharp drop in the stock of outstanding bonds (down by 20.7%) resulting from the fact that not all maturing bonds were rolled over during the period, and there was an increase in certificates of deposit (up by 8.7%) fuelled primarily by new issues of the Parent Company's foreign branches.

DIRECT DEPOSITS BY TYPE (€ million)	**Amounts as at 31.12.2002**	**Amounts as at 31.12.2001 restated**	**Change amount**	**Change %**	**Amounts as at 30.09.2002 restated**	**Change over 30.09.2002**
Due to customers	**93,572**	**95,669**	**- 2,097**	**- 2.2%**	**88,726**	**+ 5.5%**
Deposits	10,610	11,253	- 643	- 5.7%	9,926	+ 6.9%
Current accounts	65,024	68,904	- 3,880	- 5.6%	63,035	+ 3.2%
REPO transactions	15,740	13,564	+ 2,176	+ 16.0%	13,377	+ 17.7%
Other Transactions	2,198	1,948	+ 250	+ 12.8%	2,388	- 8.0%
Securities in issue	**33,173**	**35,868**	**- 2,695**	**- 7.5%**	**32,114**	**+ 3.3%**
Bonds	14,874	18,750	- 3,876	- 20.7%	14,468	+ 2.8%
Certificates of deposit	17,318	15,934	+ 1,384	+ 8.7%	16,910	+ 2.4%
Other securities	981	1,184	- 203	- 17.1%	736	+ 33.3%
Total direct deposits from customers	**126,745**	**131,537**	**- 4,792**	**- 3.6%**	**120,840**	**+ 4.9%**

Indirect Deposits

The stock of indirect deposits (€209.8 billion at market values) was also higher than in September, but down by 5.5% from December 2001. This trend was obviously affected by the steep decline in stock prices, which for the MIB (the Milan stock exchange index), for example, was down by 23.7% from the prior year.

INDIRECT DEPOSITS FROM CUSTOMERS [1] (€ million)	**Amounts as at 31.12.2002**	**Amounts as at 31.12.2001 restated**	**Change amount**	**Change %**	**Amounts as at 30.09.2002 restated**	**Change over 30.09.2002**
Indirect deposits under administration	108,733	109,981	- 1,248	-1.1%	107,536	+1.1%
Indirect deposits under management	101,087	112,128	- 11,041	-9.8%	98,523	+2.6%
Total indirect deposits from customers	**209,820**	**222,109**	**- 12,289**	**-5.5%**	**206,059**	**+1.8%**

1. Excluding Group securities and shares of the Group mutual funds in customer portfolios. Market values.

The decline was lower for administered assets (down by 1.1% on an annual basis) than for managed assets (down by 9.8% over the same period). The latter suffered from stock prices and the depreciation of the dollar, the negative effect of which (about €15 billion or 13% of initial stock) more than offset the net inflow for the year (about €3.5 billion).

These changes resulted in a partial restructuring of the aggregate, with a 2.3% increase in the administered component over the year, from 49.5% to 51.8%.

Total Assets under Management

Customer assets managed by the Group, including liquidity and securities in issue, totalled €102 billion at the end of the year, a performance that was clearly in line with that of indirect deposits under management (down by 9.6% from the end of 2001 and up by 3.0% from September).

Both customer assets managed by Pioneer (excluding bank portfolios) and assets managed in Italy by banks and insurance companies (excluding intra-group dealings and segregated accounts administered by Pioneer on mandate) contributed to the composition of these aggregates.

ASSETS UNDER MANAGEMENT (CUSTOMERS) (€ million)	Amounts as at 31.12.2002	Amounts as at 31.12.2001 restated	Change amount	Change %	Amounts as at 30.09.2002 restated	Change over 30.09.2002
Italy	**78,941**	**87,252**	**-8,311**	**-9.5%**	**77,807**	**+1.5%**
Mutual funds placed directly	37,632	47,136	-9,504	-20.2%	37,514	+0.3%
Customer segregated accounts [1]	26,008	27,641	-1,633	- 5.9%	25,995	+0.1%
- Segregated accounts in funds	*15,781*	*16,972*	*-1,191*	*-7.0%*	*15,515*	*+1.7%*
- other segregated accounts	*10,227*	*10,669*	*-442*	*- 4.1%*	*10,480*	*-2.4%*
Insurance policies (actuarial reserves)	15,301	12,475	2,826	+22.7%	14,298	+7.0%
- unit linked	*10,411*	*8,531*	*1,880*	*+22.0%*	*9,620*	*+8.2%*
- other policies	*4,890*	*3,944*	*946*	*+24.0%*	*4,678*	*+4.5%*
United States	**17,635**	**21,742**	**-4,107**	**-18.9%**	**17,148**	**+2.8%**
Other international markets	**3,732**	**2,683**	**1,049**	**+39.1%**	**2,629**	**+42.0%**
New Europe	**1,684**	**1,132**	**552**	**+48.8%**	**1,399**	**+20.4%**
Total customer assets under management	**101,992**	**112,809**	**-10,817**	**-9.6%**	**98,983**	**+3.0%**
Note						
Assets in mutual funds	*85,898*	*98,228*	*-12,330*	*-12.6%*	*83,157*	*+3.3%*
- Italian	*26,415*	*37,166*	*-10,751*	*-28.9%*	*27,934*	*-5.4%*
- Luxembourg	*37,909*	*35,303*	*2,606*	*+7.4%*	*34,464*	*+10.0%*
- Other	*21,574*	*25,759*	*-4,185*	*-16.2%*	*20,759*	*+3.9%*

1. Segregated accounts exclude those accounts related to insurance policies. Amounts shown include liquid assets and Group securities in issue.

The Group's activity on the US market, other international markets and the New Europe market is covered by the Pioneer Group, as discussed in detail in the chapter on Wholesale Banking. The Group had a significant inflow of funds and the decline in assets managed in the United States was due solely to market conditions.

In the Italian market, as described in detail in the sections on Pioneer's activity and the Italian Banking Division to which reference should be made, there was an overall net outflow of funds. Despite the success achieved in placing segregated accounts in funds with guaranteed capital and life insurance premiums, this outflow was due to the redemption of retail funds. These funds' share of total assets under management in Italy dropped from 54% at the end of 2001 to 47.6%. Segregated accounts benefited from this reconfiguration with an increase from 31.7% to 33% of the total, as did life insurance policies, which rose from 14.3% at the beginning of the year to 19.4%.

Changes in assets under management in Italy were in line with those for the entire Group, with a decrease, in light of financial market performance, from the beginning of the year, and an increase in the last quarter. As already noted, the decrease was more pronounced for funds placed directly (down by 20.2% over the year), while segregated accounts were down by only 5.9%. On the other hand, actuarial reserves for life insurance policies were up by 22.7% over the end of 2001 with positive performance reported for unit linked policies, which continued their upward trend over several years with an increase of 22%, and traditional policies (up by 24%) due to the success of a new product offered in the first half of the year.

Finally, overall assets in the Group's mutual funds were down by 12.6% from the end of 2001. Within this figure, there was a shift from Italian to Luxembourg funds.

Securities Portfolio and Interbank Position

Structural liquidity

After the first nine months of the year when there was a reduction in "structural liquidity" (securities and interbank balance) of nearly €2 billion (as a result of the more modest decline in loans to customers than in amounts due to customers), there was an inversion in the fourth quarter due to an increase in direct deposits, which was only partly offset by the increase in loans, bringing structural liquidity to levels of the prior year-end (just over €26 billion).

Securities Portfolio

Trading and investment securities of €30.4 billion at the end of the period were down by more than €3.6 billion from the end of the prior year even though September levels were above those at the prior year-end. This change was entirely due to the reduction in investment securities, while trading securities remained at year-end 2001 levels, after an increase during the year. For additional details on the composition of individual portfolios, see the Notes to the Accounts.

SECURITIES PORTFOLIO (€ million)	Amounts as at 31.12.2002	Amounts as at 31.12.2001 restated	2002/2001 amount	2002/2001 %	Amounts as at 30.09.2002 restated	Change over 30.09.2002
Investment securities	13,338	16,889	- 3,551	-21.0%	14,618	-8.8%
Trading securities	17,092	17,172	- 80	-0.5%	19,759	-13.5%
Total investment and trading securities	**30,430**	**34,061**	**- 3,631**	**-10.7%**	**34,377**	**-11.5%**
of which: Variable-yield securities	*1,516*	*1.336*	*+ 180*	*+13.5%*		

Interbank position

The reduction in the securities portfolio was offset by a decrease in net debt to banks of about €4 billion over the year as a result of an increase in loans to banks of €1.6 billion, and a decrease in amounts due to banks of €2.3 billion. While the securities portfolio had been rather stable from the beginning of the year, at the end of last September net interbank debt rose by about €2 billion. Thus, during the last quarter, net debt to banks declined by about €6 billion.

INTERBANK POSITION (€ million)	Amounts as at 31.12.2002	Amounts as at 31.12.2001 restated	2002/2001 amount	2002/2001 %	Amounts as at 30.09.2002 restated	Change over 30.09.2002
Loans to banks	28,099	26,459	+ 1,640	+ 6.2%	26,014	+ 8.0%
Due to banks	31,991	34,312	- 2,321	- 6.8%	35,995	- 11.1%
Net interbank position	**-3,892**	**-7,853**	**+ 3,961**		**-9,981**	

Equity Investments

As at 31 December 2002 equity investments totalled €2,404 million, €54 million higher than at the end of the previous restated period.

EQUITY INVESTMENTS (€ million)	Amounts as at 31.12.2002	Amounts as at 31.12.2001 restated	2002/2001 amount	2002/2001 %	Amounts as at 30.09.2002 restated	Change over 30.09.2002
Equity investments	2,253	2,173	+ 80	+3.7%	2,156	+ 4.5%
Equity investments in Group companies	151	177	- 26	-14.7%	152	- 0.7%
Total equity investments	**2,404**	**2,350**	**+ 54**	**+2.3%**	**2,308**	**4.2%**

Investments in non-Group companies were €2,253 million, a €80 million increase from the end of the prior year. In particular, the acquisition of a stake in Edipower, the entry of the Koç Group, investments in Commercial Union Vita and Credit Ras Vita (capital increases and acquisitions of stakes totalling €100 million) and net writedowns for the period accounted for the change.

In March, considering the favourable prospects in terms of financial returns, UniCredit acquired a 10% stake in the newly formed company, Edipower S.p.A. (Edison SpA 40%; AEM Milano 13.4%; AEM Torino 13.3%; ATEL 13.3%; Interbanca and Royal Bank of Scotland each with 5%). Edipower was the highest bidder for the acquisition of Eurogen S.p.A., the second largest electricity company in Italy, which was sold by ENEL as a part of the liberalisation of the Italian electricity market. Among other things, the agreements signed with the industrial partners include clauses protecting our investment. This initiative involved an investment of €100 million.

The 10% stake held in Olimpia, equal to an investment of €520 million, did not change during the period and was maintained at historical cost. In fact, the agreements signed with the Pirelli group include provisions to protect the investment made by financing shareholders. To be specific, upon the occurrence of certain conditions, they would have the right to sell their respective equity interests to the Pirelli group at a price (taking into account any dividends received) greater than the investment cost. Moreover, recent transactions affecting the group did not change these conditions.

In October we acquired 50% of Koç Finansal Hizmetler A.S. from the Koç Group, the leading Turkish industrial group. The former is a holding company that owns companies operating in the banking and financial sectors. This transaction allows UniCredito Italiano, in partnership with a highly respected partner, to enter a country with significant market share and growth potential, and ambitions to join the EU. This investment is temporarily recorded at net equity, the applicable portion of which is €185 million compared with €246 million at book value.

During the period, writedowns (net of write-backs) of €274 million were taken on equity investments. In order to record losses of a permanent nature as at the reporting date, the most significant writedowns of equity investments were for:

- Kataweb (€133 million), taking into account the market situation where no improvements are anticipated and where expectations were not achieved. Despite the agreements executed with the Espresso Publishing Group that provide certain protections for UniCredito Italiano's initial investment, this writedown, which is nearly equal to the entire value of the subsidiary, reflects the write-off of capital following the losses generated;
- Commerzbank (€89 million) in order to adjust book value to market value, taking into account that the volatility of this subsidiary's results during the period dictated the use of especially rigorous procedures; and
- Consortium (€15 million) to align book value to pro-rata net equity.

List of equity investments

Pursuant to Article 126 of CONSOB Regulation No. 11971 of 14 May 1999, attached is the list of equity investments in the form of shares/interests with voting rights in unlisted companies held in any form as at 31.12.2002.

Transactions with subsidiaries

With regard to transactions with subsidiaries, the following table indicates assets, liabilities and guarantees and commitments as at 31 December 2002 with Group companies (not consolidated on a line-by-line basis) and with those subject to significant influence pursuant to paragraph 1 of Article 19 of Legislative Decree 87/92. Details for individual companies are provided in the Notes to the Accounts.

(€ million)	Assets	Liabilities	Guarantees and Commitments
Subsidiaries	127	181	27
Companies subject to significant influence	357	309	3

Intra-group and related party transactions

Transactions between the Parent Company, subsidiaries and companies subject to significant influence were entered into because they were deemed mutually beneficial and took place at arm's length.

Shareholders' Equity and Capital Ratios

Shareholders' equity

The Group portion of shareholders' equity was €12,261 million as at 31 December 2002 compared to €9,535 million at the end of the previous period. The increase is attributable to extraordinary transactions and net profit for the period, which were partly offset by the distribution of dividends for 2001 and the allocation to the reserve for donations.

The other net changes are attributable for the most part to the effect of exchange rates on consolidated reserves and included the €28.5 million loss of OnBanca, which reduced shareholders' equity.

(€ million)

Historical shareholders' equity as at 31.12.2001	**9,535**
S3 impact	1,527
Restated shareholders' equity as at 31.12.2001	**11,062**
Changes during the year:	
Net profit for the period	1,801
Zagrebacka acquisition	234
Absorption of ONBanca	57
Dividends distributed	- 724
Allocation to donation reserve	- 10
Other net changes	- 159
Shareholders' equity as at 31/12/2002	**12,261**

The statement of changes in shareholders' equity and of reconciliation with the Parent Company's equity can be found respectively in the Notes to the Accounts on page 89.

Subordinated debt

In order to finance the Group's growth by maintaining high levels of capitalisation, a 10-year, €500 million, upper tier2 subordinated bond was issued during the first half of the year. Taking into account redemptions during the period and the negative impact of the dollar-euro exchange rate (which overall effectively offset the amount issued), subordinated debt totalled €7,088 million at the end of December, against €7,073 at the end of the prior year on a restated basis.

Bearing in mind the remaining maturity of outstanding loans, the amount eligible for the purposes of the determination of capital for regulatory purposes was € 5,781 million, of which €600 million (Tier 3 bonds) was for direct hedging of market risk.

Regulatory capital and ratios

Regulatory capital was €15,469 million, €10,776 million of which was tier1 capital, up by 2.4% over 31 December 2001. Given the 3.7% decrease in risk-weighted assets (which was also affected by exchange rate fluctuations), and taking into account tier3 subordinated debt, the total capital ratio was 11.64% against 10.96% at the end of the previous period.

The ratio relating to credit-risk-weighted assets was 13.11% against 12.01% at the end of 2001, with a tier1 ratio of 9.13%. The capital surplus, taking into account the required 8% minimum, was €5,023 million, which would make a further 50% rise in credit-risk-weighted assets possible.

(€ million)	31.12.2002	31.12.2001
Capital for regulatory purposes		
Tier1 capital	10,776	9,733
Tier2 capital	5,199	5,700
Items to be deducted	- 506	- 320
Total capital	**15,469**	**15,113**
Risk-weighted assets		
Credit risk	118,024	125,810
Market risk	17,655	15,324
Other prudential requirements	2,400	2,230
Total risk-weighted assets	**138,079**	**143,364**
Capital ratios		
Tier1 capital/Credit-risk-weighted assets	9.13%	7.74%
Total capital/Credit-risk-weighted assets	13.11%	12.01%
Tier1 capital/Total risk-weighted assets	7.80%	6.79%
Total capital/Total risk-weighted assets[1]	11.64%	10.96%
Capital surplus over minimum requirement[1]	**5,023**	**4,243**

1. Taking into account €600 million in tier3 subordinated loans to hedge market risk.

Profit and Loss Account

Operating Profit

As already mentioned in other sections of this report, the main profit and loss account items were affected by exchange rate fluctuations, in particular the depreciation of the dollar and zloty, especially when compared with the prior period. As can be seen in the following table, the negative exchange rate effect on operating profit and its two main components, as compared with the prior year, was about 2% greater than the change calculated at constant exchange rates.

COMPOSITION OF OPERATING PROFIT (€ million)	2002					2001		Change
	Q 4	Q 3	Q 2	Q 1	Jan-Dec	Q 4	Jan-Dec	Jan-Dec
At historical exchange rates								
Net interest income	1,253	1,249	1,330	1,295	5,127	1,349	5,082	0.9%
Revenues from services and other sources	1,219	1,159	1,259	1,335	4,972	1,445	5,040	-1.3%
Total revenues	**2,472**	**2,40 8**	**2,589**	**2,630**	**10,099**	**2,794**	**10,122**	**-0.2%**
Operating expenses	-1,441	-1,372	-1,327	-1,343	-5,483	-1,441	-5,353	2.4%
Operating profit	**1,031**	**1,036**	**1,262**	**1,287**	**4,616**	**1,353**	**4,769**	**-3.2%**
At constant exchange rates (Dec. 2002 rates)								
Net interest income	1,245	1,254	1,358	1,270	5,127	1,258	4,971	3.1%
Revenues from services and other sources	1,216	1,161	1,271	1,324	4,972	1,388	4,969	0.1%
Total revenues	**2,461**	**2,415**	**2,629**	**2,594**	**10,099**	**2,646**	**9,940**	**1.6%**
Operating expenses	-1,437	-1,374	-1,346	-1,326	-5,483	-1,369	-5,264	4.2%
Operating profit	**1,024**	**1,041**	**1,283**	**1,268**	**4,616**	**1,277**	**4,676**	**-1.3%**

As can be seen from quarterly changes in operating profit, the drop from the prior period was due to fourth quarter performance, which remained essentially in line with the third quarter in 2002, but was substantially lower than the corresponding period in 2001, which was very strong. The final figure for the entire period was €4,616 million, which was down by 3.2% from 2001, but nearly the same (down by 1.3%) if net of the exchange rate effect. However, this result was achieved in an environment that affected profitability in the loan sector in both Italy and Europe, and during a period of a major reorganisation of the Group's Italian banks.

OPERATING PROFIT (€ million)	2002	2001 restated	Change amount	Change %	2001 historical
Net interest income	5,127	5,082	+ 45	+0.9%	5,049
Revenues from services and other sources	4,972	5,040	- 68	-1.3%	4,940
Total revenues	**10,099**	**10,122**	**- 23**	**-0.2%**	**9,989**
Operating expenses	- 5,483	- 5,353	- 130	+2.4%	-5,263
Operating profit	**4,616**	**4,769**	**- 153**	**-3.2%**	**4,726**
Cost/income ratio	**54.3%**	**52.9%**			**52.7%**

In light of the continued weakness of market factors that fuel revenue growth, total revenues remained at the same level as the previous year (up by 1.6% at constant exchange rates), while operating expenses were up by 2.4% (4.2% at constant exchange rates). This was partly due to investments connected with the reorganisation under way. The cost/income ratio deteriorated slightly during this period from 52.9% to 54.3%, but still remained at a structurally modest level.

Contributions by Division [7]

The table below shows how individual Divisions contributed to changes in operating profit and its components; the contribution of the Italian Banking Division, by far the highest, fell. This was only partly offset by the Wholesale Banking Division and Parent Company, while the Foreign Banking Division dipped slightly below the level of the previous year solely as a result of the exchange rate fluctuations. This resulted in a shift in the three Divisions' aggregate, with a decrease of 4.8% in the contribution of the Italian Banks

7. Please refer to the Section on the Group's businesses for further commentary on divisional performance.

(from 73.5% to 68.7%), an increase of about 4% in Wholesale Banking's contribution (from 9.7% to 13.8%), and of about 1% in that of Foreign Banking (from 16.8% to 17.5%).

OPERATING PROFIT BY DIVISION (€ million)	Italian Banking Division	Wholesale Banking Division	Foreign Banking Division	New Initiatives [1]	Parent co. and other companies [2]	Elisions and other adjustments	Total Group consolidated
Operating profit December 2002	**3,300**	**664**	**843**	**- 81**	**- 119**	**9**	**4,616**
Change from December 2001							
At historical exchange rates	- 13.0%	32.3%	- 2.7%	37.3%	n.s.	n.s.	- 3.2%
At constant exchange rates			9.1%				- 1.3%
Absolute change from December 2001	- 491	162	- 23	-22	203	18	- 153
Due to:							
Net interest income	*- 128*	*132*	*- 77*	*3*	*126*	*- 11*	*45*
Revenues from services	*- 169*	*20*	*- 40*	*- 3*	*173*	*- 49*	*- 68*
Operating expenses	*- 194*	*10*	*94*	*- 22*	*- 96*	*78*	*- 130*

1. Xelion and Clarima 2. Locat and UniCredit Factoring are among the other major companies.

The Italian Banking Division's profit fell as a result of a decline in total revenues (down by 3.9%). This is attributable to adverse market factors, and an increase in operating expenses (up by 5.1% over 2001) due in part to the implementation of the S3 project. In contrast, the Wholesale Banking Division benefited from a positive performance in Investment Banking (up by 28.9%) that was bolstered by a rise in financial income (interest, dividends and trading profits), and of Asset Management (up by 42.6%) achieved thanks to significant cost cutting. The Foreign Banking Divisions's operating profit, for which a comparison is meaningful only at constant exchange rates (up by 9.1%), was due to the virtuous combination of growing revenues (total revenues were up by 4.1%) and falling costs (down by 0.5% from 2001). New Initiatives' performance (Xelion and Clarima), in line with the budget, was affected by higher start-up costs. The significant improvement in the Parent Company's and other companies' profit, which had been negative due to the elision of intra-group dividends, was largely attributable to net interest income that benefited thanks to lower interest rates from lower charges on funding used to finance fixed assets in excess of shareholders' equity, and trading profits (which were negative in 2001 and clearly in positive territory in the period just ended).

Net Interest Income

Net interest income, which remained nearly unchanged in the fourth quarter despite the reduction in rates, rose to €5,127 million, up by nearly 1% over the 2001 figure, and up by 3.1% at constant exchange rates. The growth was primarily due to higher dividends, which, taking into account profits from equity investments consolidated at equity, increased from €95 to 216 million, mainly because the dividends on shares held by Investment Banking in relation to its market making operations. They were up by nearly €100 million between the two periods.

Net interest was down slightly from the prior year (down by 1.5%), but was up net of exchange rate effects, due to the combined effect of lower interest income (down by 15.9%) and interest expense (down by 26.4%). This decrease was mainly attributable to lower interest rates, and, to a lesser extent, the exchange rate effect (at constant exchange rates the decline would have been -13.9% and -24.6%, respectively).

NET INTEREST INCOME (€ million)	2002	2001 restated	Change amount	Change %	2001 Historical
Interest income and similar revenues	9,927	11,806	- 1,879	- 15.9%	11,717
Interest expense and similar charges	- 5,016	- 6,819	+ 1,803	- 26.4%	- 6,746
Net interest	**4,911**	**4,987**	**- 76**	**- 1.5%**	**4,971**
Dividends and other income from equity investments	216	95	+ 121	+ 127.4%	78
Net interest income	**5,127**	**5,082**	**+ 45**	**+0.9%**	**5,049**

Changes in interest income

The 0.7% increase in net interest at constant exchange rates is the result of an improvement in income for the Parent Company and other companies as well as for the New Europe banks, which altogether more than offset the reduced contribution of the Italian Banking Division. At historical exchange rates the contribution from New Europe declined mainly as a result of the depreciation of the zloty against the euro.

More specifically, the Italian Banking Division's decline in net interest was due to a slight drop (down by 1.5%) in net business volume (loans, securities and net interbank position) and the lower return on invested assets caused by the reduction in market rates. On the other hand, loans to customers were in line with the average levels of the prior year, as was the case (due to selective lending policies) for spreads (also taking into account spreads on related hedging transactions). The higher percentage of loans to customers out of total average business volume also made it possible to mitigate the effect of the reduction of interest rates on the overall spread.

In contrast, the increase in net interest by the Foreign Banking Division at constant exchange rates (about €39 million or 4%) was attributable to a rise in net volumes transacted (up by 5.2% over 2001) with the percentage of loans to customers remaining stable. Taking also into account the significant decline in the general level of interest rates that led to a lower return on invested free capital, there was also a drop of about 15 basis points in spreads on loans to customers. Overall spread was down by only 5 basis points due to an increase in shareholders' equity. Finally, the negative impact of exchange rates on net interest was about €110 million.

NET INTEREST INCOME BY DIVISION (€ million)	2001			2002		
	Average balance	Interest	Average rate	Average balance	Interest	Average rate
ITALIAN BANKING DIVISION						
Loans to customers (face value)	94,228	6,052	6.42%	94,154	5,427	5.76%
Fixed-income securities and net interbank position	2,283	145	6.35%	937	52	5.55%
Total interest-bearing net assets	**96,511**	**6,197**	**6.42%**	**95,091**	**5,479**	**5.76%**
Deposits (customers and securities)	83,062	2,226	2.68%	80,365	1,610	2.00%
Subordinated debt	1,610	74	4.60%	1,905	71	3.73%
Net working capital	11,839			12,821		
Net interest		**3,897**	**4.04%**		**3,798**	**3.99%**
Customer rates differential			*3.74%*			*3.76%*
FOREIGN BANKING DIVISION (at const. exch. rates)						
Loans to customers (face value)	11,949	1,398	11.70%	12,570	1,103	8.77%
Fixed-income securities and net interbank position	9,857	739	7.50%	10,368	574	5.54%
Total interest-bearing net assets	**21,806**	**2,137**	**9.80%**	**22,938**	**1,677**	**7.31%**
Deposits (customers and securities)	18,923	1,153	6.09%	19,694	654	3.32%
Subordinated debt	2			2		
Net working capital	2,881			3,242		
Net interest		**984**	**4.51%**		**1,023**	**4.46%**
Customer rates differential			*5.61%*			*5.45%*
PARENT COMPANY AND OTHER COMPANIES						
Loans to customers (face value)	20,916	1,185	5.67%	22,597	1,062	4.70%
Fixed-income securities and net interbank position	11,349	617	5.44%	13,997	505	3.61%
Total interest-bearing net assets	**32,265**	**1,802**	**5.58%**	**36,594**	**1,567**	**4.28%**
Deposits (customers and securities)	27,785	1,250	4.50%	31,656	977	3.09%
Subordinated debt	9,078	580	6.39%	10,492	526	5.01%
Net working capital (1)	-4,598			-5,554		
Net interest		**- 28**	**- 0.09%**		**64**	**0.17%**
Customer rates differential			*1.17%*			*1.61%*
COMBINED TOTAL						
Loans to customers (face value)	127,093	8,635	6.79%	129,321	7,592	5.87%
Fixed-income securities and net interbank position	23,489	1,501	6.39%	25,302	1,131	4.47%
Total interest-bearing net assets	**150,582**	**10,136**	**6.73%**	**154,623**	**8,723**	**5.64%**
Deposits (customers and securities)	129,770	4,629	3.57%	131,715	3,241	2.46%
Subordinated debt	10,690	654	6.12%	12,399	597	4.81%
Net working capital	10,122			10,509		
Net interest		**4,853**	**3.22%**		**4,885**	**3.16%**
Customer rates differential			*3.23%*			*3.41%*
Exchange rate effect on foreign banks		110				
Balance of elisions and adjustments		24			26	
CONSOLIDATED NET INTEREST INCOME		**4,987**			**4,911**	

1. Working capital is negative for the Parent Company and Investment Banking since stock and equity investments are not included in interest-bearing assets. The change between the two periods was largely due to Investment Banking, while the Parent Company remained at a negative level of about €4,650 – 4,700 million.

In contrast, considerable improvement in net interest income was reported by the other companies (Parent Company, finance companies, Investment Banking and other smaller companies), which increased from -€28 to + €64 million between the two periods due to the positive affect of several factors:

- An increase in interest-bearing assets (net of interbank deposits) of about €4,300 million (up by 13.4% over 2001) which is attributable to loans to customers and structural liquidity;
- A slight improvement in spreads between the return on net interest-bearing assets and the cost of interest-bearing funding. In this case the change in customer spread (up by about 45 basis points) is less significant given the presence of finance companies. Loans by these companies, which account for almost half of the segment's loans, are primarily fixed-rate loans and are financed for the most part with interbank funding;
- The global fall in interest rate, which translated into a lower cost of funding, in particular on subordinated debt funding equity investments and other fixed assets in excess of shareholders' equity (working capital, equal to the difference between interest-bearing assets and liabilities, was about -€5,500 million).

At the aggregate level these performances resulted in an increase in net interest at constant exchange rates, due to a rise in volumes transacted (net of interbank deposits), the effect of which was largely offset by a lower total spread. Despite a widening in the interest-rate differential between loans and customer deposits, which was basically offset by the spread between interest-bearing assets and funding (attributable to interrelations among the various balance sheet items), overall spread suffered from the lower return on free capital due to the global rate decline in money and credit markets since 2001.

At historical rates, the positive effect of the growth in net volumes transacted is reduced, and is more than offset by the negative effect resulting from declining rates as described earlier.

The analysis of the change in net interest is useful in recognising the contribution from the various Group components; until now it was based on aggregate data. These data included intra-group relationships, which are largely elided when considering the balance between interbank asset and liability positions. However, with respect to the consolidated balance sheet showing open interbank assets and liabilities (adjusted for intra-group dealings), the final effect of volumes and spread on the change was somewhat altered. Indeed, as a result of a decline in average balances on the interbank position, total average assets, which were largely unchanged at constant exchange rates compared with the prior year, were down at historical rates. However, overall spread (excluding dividends) remained at the prior year level due to the higher percentage volume of customer transactions in relation to both assets and liabilities. This reconfiguration resulted in an improvement in the spread between the return on interest-bearing assets and the cost of interest-bearing liabilities (about 5 basis points), which was offset by the effect of reduced rates on the return on invested free capital.

Revenues from services and other sources

Revenues from services and other sources ended the period with an upward quarterly trend as a result of favourable seasonality, reaching a level of €4,972 million for the entire period, or 49.2% of total revenues, which is largely in line with the prior period (down by 1.3% at historical exchange rates and up by 0.1% at constant exchange rates). This stability was the result of a further increase in trading profits and a decline in net commission, while other net operating income increased only at constant exchange rates.

Despite a 4.6% drop in the Italian Banking Division, this item rose by 1.8% for Wholesale Banking, but was down by 5.9% at historical rates and up by 5.4% at constant rates for the Foreign Banking Division. The contribution of the Parent Company and other companies (from €131 to 304 million) was particularly encouraging, as noted earlier.

REVENUES FROM SERVICES AND OTHER SOURCES (€ million)	**2002**	**2001 restated**	**Change amount**	**Change %**	**2001 Historical**
Commission income	3,720	3,896	- 176	-4.5%	3,837
Commission expense	-530	-558	+ 28	-5.0%	-546
Net commission	**3,190**	**3,338**	**- 148**	**-4,4%**	**3.291**
Trading profits(losses)	1,049	960	+ 89	+9.3%	933
Other operating income	989	1,044	- 55	-5.3%	1,068
Other operating expenses	-256	-302	+ 46	-15.2%	-352
Other income – net	**733**	**742**	**- 9**	**-1,2%**	**716**
Net non-interest income	**4,972**	**5,040**	**- 68**	**-1.3%**	**4,940**

Net commission

The decline in net commission, which was partly due to the exchange rate effect (down by 3.5% at constant exchange rates compared with a reduction of 4.4% at historical rates), was the result of differing quarterly performance for the two years. For the first nine months of the year, there was a slight increase over the corresponding period in 2001. However, fourth quarter results remained at the average for the other three quarters, while the fourth quarter of 2001 was nearly 20% higher due mainly to the exceptional results achieved in placing new segregated accounts with guaranteed principal. Thus, net commission for asset management and administration services were down by 8.6%. Commissions from the placement of insurance products reversed this trend with a 35.2% increase, thereby continuing the growth trend over several years. For the reasons given, commissions on segregated accounts were down by 19.4%. Despite an increase in purchases, commissions (both placement and management) on mutual funds fell by 12.9% due to a restructuring of the customer portfolio from equity and balanced funds, which have higher commissions, to bond and money market funds. Finally, commissions on trading, placement and other activities relating to securities fell by 13.2% as a whole, as a result of the smaller volume on the primary and secondary markets.

In other sectors, guarantees and financing (commissions rising by 4.6%), and collection and payment services (up by 7%) performed well. In contrast, a fall was recorded in currency dealing (down by 7.3% as a result of the euro introduction) and tax collection (down by 11.4% due to the sector crisis).

NET COMMISSION (€ million)	2002	2001 restated	Change amount	Change %	2001 Historical
Asset management and administration services	1,959	2,144	- 185	-8.6%	2,137
Securities dealing and placement	*214*	*251*	*- 37*	*-14.7%*	*249*
Segregated accounts	*204*	*253*	*- 49*	*-19.4%*	*253*
Management of collective investment funds	*1,153*	*1.324*	*- 171*	*-12.9%*	*1,324*
Insurance products	*307*	*227*	*+ 80*	*+35.2%*	*226*
Other securities	*81*	*89*	*- 8*	*-9.0%*	*85*
Guarantees and loans	476	455	+ 21	+4.6%	497
Collection and payment services	472	441	+ 31	+7.0%	411
Forex dealing	101	109	- 8	-7.3%	93
Tax collection services	117	132	- 15	-11.4%	132
Other services	65	57	+ 8	+14.0%	21
Total net commission	**3,190**	**3,338**	**- 148**	**-4.4%**	**3,291**

Trading profits

Trading profits totalled €1,049 million, which was up by 9.3% over 2001 (up by 12.1% at constant exchange rates). These profits were mainly due to activities relating to financial risk management on behalf of customers (companies and government agencies), which rose primarily during the first half of the year. In addition to these revenues, which fell under the accounts of Italian banks (for consulting services provided to business customers) and those of the Wholesale Banking Division (for production activities), was the change in the Parent Company's contribution, which was very high in 2002 but negative in the prior period.

Other net operating income

Other net operating income was slightly below that of the previous year with both income and expenses dropping by about €50 million, but increasing by 0.7% net of exchange rate effects. Other operating income included commissions on deposits and current accounts of €456 million, which was up by 1.4% over the prior year.

Operating costs

Operating costs totalled €5,483 million, and were up by 2.4% over the prior year (4.2% at constant exchange rates). Over a third of this amount was due to the increase in writedowns for intangible and tangible fixed assets (excluding goodwill) connected with large investments made over the last periods. Administrative expenses actually grew at a slower pace overall (up by 1.7% at historical rates and up by 3.4% at constant rates), with a slightly steadier growth rate in payroll costs than in other administrative expenses. Within the latter figure, miscellaneous costs and expenses remained nearly stable (up by 1.2%) at current exchange rates, while there was a 2.2% increase in indirect taxes and levies.

At Division level operating expenses were up 5.1% for the Italian banks due to higher reorganisation charges, but down by 1.7% for the Wholesale Banking Division (due to a 9.5% drop in the expenses of Asset Management that offset the 12% increase in Investment Banking), and down by 10.2% for New Europe (down by 0.5% at constant exchange rates).

OPERATING COSTS	**2002**	**2001**	**Change**		**2001**
(€ million)		**restated**	**amount**	**%**	**historical**
Administrative expenses	**5,023**	**4,941**	**82**	**+1.7%**	**4,858**
Payroll	*3,160*	*3,103*	*57*	*+1.8%*	*3,045*
Other costs and expenses	*1,583*	*1,564*	*19*	*+1.2%*	*1,531*
Indirect duties and taxes	*280*	*274*	*6*	*+2.2%*	*282*
Writedowns of intangible and tangible fixed assets	460	412	48	+11.7%	405
Total operating costs	**5,483**	**5,353**	**130**	**+2.4%**	**5,263**

Payroll

Compared with 31 December 2001, payroll costs rose by 1.8% or €57 million. The breakdown is as follows:

- up by 0.1% for the Wholesale Banking Division, considering that the increase in payroll costs of Investment Banking were nearly entirely offset by the reduction in Asset Management;
- up by 0.2% due to the expansion of New Initiatives designed to develop the structure dedicated to creating the virtual bank for individuals (Xelion) and the virtual bank for households (Clarima);
- up by 3.6% for the remaining domestic area where, in addition to the expansion of sales, front office, corporate governance and planning structures, there were the effects from the application of new pay scales for 2002-2003 resulting from the national collective wage agreement (CCNL) of 11 July 1999, the protection of specific commercial and specialist positions and higher provisions for the variable compensation component;
- down by 0.75%, in addition to a 1.35% decline from exchange rate effects, due to rationalisation of the workforce at the Group's banks in Eastern Europe, especially at the Pekao Group, despite the creation of several new sales jobs.

Other costs and expenses

Other costs and expenses rose slightly (up by 1.2% at historical rates) over the prior year despite the major organisational restructuring. Expenses for various services performed by third parties rose significantly (up by 23%), while compensation paid to outside consultants was slightly below the prior year level. Although advertising expenses dropped sharply (down by 23%), they were still high, partly due to a particularly intense campaign in 2001. Other expense items that were up included maintenance and lease payments for furniture, machinery and equipment, and in particular, lease payments for electronic equipment and software and insurance. At the same time, operating expenses dropped in general with the exception of lease and rental expense.

OTHER COSTS AND EXPENSES	**2002**	**2001**	**Change**		**2001**
(€ million)		**restated**	**amount**	**%**	**historical**
External consultants	193	195	- 2	-1.0%	191
Advertising	115	149	- 34	-22.8%	143
Insurance	34	29	+ 5	17.2%	27
Security	83	83	-		79
Various services rendered by third parties	235	191	+ 44	23.0%	188
Expenses relating to premises:	309	302	+ 7	2.3%	300
Rentals	*190*	*175*	*+ 15*	*8.6%*	*175*
Maintenance and cleaning	*59*	*65*	*- 6*	*-9.2%*	*64*
Utilities	*60*	*62*	*- 2*	*-3.2%*	*61*
Maintenance and lease rentals for furniture and equipment	177	160	+ 17	10.6%	93
Postal, telecom, and office supplies	236	239	- 3	-1.3%	233
Travel expense including hire	58	56	+ 2	3.6%	90
Credit information and enquiries	19	15	+ 4	26.7%	18
Other	124	145	- 21	-14.5%	169
Total other costs and expenses	**1,583**	**1,564**	**+ 19**	**1.2%**	**1,531**

Net Profit

For explanatory purposes, the table below shows reclassified entries leading from the operating profit to the Group's portion of net profit with a comparison to the prior year.

NET PROFIT (€ million)	2002	2001 restated	Change P&L	Change %	2001 historical
Operating profit	4,616	4,769	- 153	-3.2%	4,726
Extraordinary income (charges) – net	359	212	+ 147	+69.3%	231
Total available	**4,975**	**4,981**	**- 6**	**-0.1%**	**4,957**
Writedowns of goodwill	-245	-277	+ 32	-11.6%	-277
Provisions, writedowns and write-backs	-1,447	-1,077	- 370	+34.4%	-1,237
Provisions for risks and charges	*-163*	*-158*	*- 5*	*+3.2%*	*-257*
Net writedowns of loans and provisions for guarantees and commitments	*-979*	*-726*	*- 253*	*+34.8%*	*-796*
Provisions to loan loss reserves	*-10*	*-57*	*+ 47*	*-82.5%*	*-57*
Net writedowns of financial investments	*-295*	*-136*	*- 159*	*+116.9%*	*-127*
Earnings before taxes	**3,283**	**3,627**	**- 344**	**-9.5%**	**3,443**
of which: Profit before extraordinary items and income tax	*2,924*	*3,415*	*- 491*	*-14.4%*	*3,212*
Income tax for the year	-1,317	-1,596	+ 279	-17.5%	-1,484
Change in fund for general banking risks	-4	-5	+ 1	-20.0%	-5
Net profit for the year	**1,962**	**2,026**	**- 64**	**-3.2%**	**1,954**
Minorities	-161	-572	+ 411	-71.9%	-500
of which: minorities acquired under S3		*-313*			
Group portion of net profit	**1,801**	**1,454**	**+ 347**	**+23.9%**	**1,454**

Extraordinary Items

The contribution of extraordinary items was €359 million compared with €212 million in 2001. The €147 million increase was largely due to higher extraordinary income. The most significant components of this balance are as follows:

- Gains from the sale of properties of €99 million (€26 million in 2001), as a part of a programme for the gradual disposal and rationalisation of property assets. This programme calls for centralising this activity in two property companies. The highest capital gains were for two properties in Milan (Via San Prospero and Via Broletto). The offices located in those buildings will be transferred to a new complex (Bodio Centre).
- Gains of €86 million (€118 million in 2001) from the sale of equity investments, including €18 million for Splitska, €16 million for Monte Titoli, €14 million for Autostrada del Brennero and about €8 million for each of Cedel and Ente Autonomo Fiere di Verona, and €12 million for investment securities;
- Excess provisions made in the past for €217 million (€67 million in 2001), of which approximately €50 million for loan loss reserves (UniCredit Banca), €38 million for the taxation reserve and €111 million for other reserves for risks and charges (including €30 million for voidable preference proceedings and €30 million for staff-related reserves);
- Charges of €29 million for separation bonuses compared with €19 million for the prior year.

Writedowns of goodwill

Writedowns of goodwill and consolidation differences totalled €245 million compared with €277 million in 2001, and included €118 million for the Pioneer Group and €69 million for the Pekao Group. The decline (€24 million) was due to the exchange rate effect on the writedown of Pioneer, and the remainder was due to the final amortisation of several smaller goodwill amounts.

Provisions for risks and charges

Provisions for risks and charges were €163 million, which was in line with the prior year (€158 million). The most significant contributions to this amount came from voidable preference in pending proceedings (€28 million), personnel-related charges (€29 million), charges related to equity investments (€15 million) and €27 million to cover the interest required by the Tax Revenue Agency for tax benefits used from 1998-2000 as provided in Legislative Decree No. 153 dated 17/5/1999. This provision was subsequently suspended starting with fiscal year 2001.

Write-downs of loans and financial investments

Net writedowns of loans and provisions for guarantees and commitments (€979 million compared with €726 million in 2001) were the combined result of writedowns (€1,489 million) and write-backs (€510 million), which include €220 million in write-backs for collections during the period. In addition, provisions to reserves for possible loan losses were made (€10 million against €57 million in 2001). The increase was largely due to higher writedowns in the Foreign Banking Division, and in particular, Bank Pekao.

Taking into account only the portion relating to loans and advances to customers, the net flow of writedowns and provisions for the year rose from 0.61% in 2001 to 0.85% for the period just ended as a percentage of the corresponding asset items.
In contrast, writedowns of financial investments, net of write-backs, totalled €295 million against €136 million for the prior period. The write-down of Kataweb (€133 million) and that of Commerzbank (€89 million), both described in the section on equity investments, were the main contributors.

Earnings before taxes and profit before extraordinary items and income tax

Since provisions and writedowns were higher than in 2001 and only partly offset by the increase in extraordinary income, earnings before taxes were €3,283 million (down by 9.5%), while profit before extraordinary items and income tax was €2,924 million (down by 14.4%).

Income tax

Income tax was €1,317 million, which was down by 17.5% from 2001. Income taxes were 40.1% of earnings before taxes compared with 44% for the prior year, benefiting primarily from the writedown of Group companies in the Parent Company's accounts.

Net profit

Taking into account the €4 million change in the fund for general banking risks, net profit for the period was €1,962 million (€2,026 million in 2001). After the allocation of profit to minority interests of €161 million, the Group's portion of net profit was €1,801 million compared with €1,454 million in 2001 (€1,767 million considering the profits in 2001 related to minority interests acquired in 2002 with the S3 transaction).

Net profit by Division

GROUP PORTION OF NET PROFIT - BY DIVISION (€ million)	2002	2001 restated	2002/2001 amount	2002/2001 %
Italian Banking Division	1,680	1,886	- 206	-10.9%
Wholesale Banking Division	419	288	+ 131	+45.5%
Investment Banking	*292*	*216*	*+ 76*	*+35.2%*
Asset Management	*127*	*72*	*+ 55*	*+76.4%*
Foreign Banking Division and New Growth	228	268	- 40	-14.9%
New Initiatives [1]	-85	-61	- 24	+39.3%
Parent company and other companies	-189	-270	+ 81	-30.0%
Minorities acquired under S3		-313	+ 313	
Other consolidation adjustments	-252	-344	+ 92	-26.7%
TOTAL CONSOLIDATED	**1,801**	**1,454**	**+ 347**	**+23.9%**

1. Xelion and Clarima.

When commenting on this performance, it should be noted that net profit for the Foreign Banking Division and Parent Company was affected by a significant increase in net writedowns on loans and equity investments, while the change in net profit for the Italian Banking Division, Wholesale Banking Division and New Initiatives reflected performance at the operating profit level. Net of exchange rate effects, the Group's portion of net profit in the Foreign Banking Division was down by only €15 million.

€32 million of the reduction in other consolidation adjustments was the result of lower goodwill amortisation.

Reconciliation of net profit

(€ million)		2002
UniCredito Italiano S.p.A. net profit		**1.398**
Net profit of fully consolidated group companies		**1.838**
UniCredit Banca	946	
UBM	291	
Bank Pekao Group (consolidated accounts)	195	
Zagrebacka Banka (consolidated accounts)	101	
TradingLab	56	
Locat	43	
Bulbank	40	
Rolo Pioneer Luxembourg (formerly RIAM)	38	
Pioneer Investment Management S.A.	38	
UniCredito Italiano Ireland	35	
Banca dell'Umbria	31	
UniCredit Fondi	18	
Banca Mediocredito	17	
B.A.C. San Marino	15	
Cassa di Risparmio di Carpi	14	
Clarima	- 35	
Xelion	- 53	
Other companies	48	
		3.236
Net profit of affiliates valued at net equity		**- 14**
Less: dividend received		**-1,632**
by UniCredito Italiano S.p.A.	-1,424	
by other Group companies	-208	
Amortisation of positive consolidation differences		**-113**
Other adjustments on consolidation		**485**
Reversal of writedowns/write-backs of equity investments	364	
Other adjustments	121	
Minorities		**-161**
Group portion of net profit		**1,801**

Other consolidation adjustments are primarily related to the reversal of writedowns by the Parent Company on the Group's equity investments (Pioneer Global Asset Management, Xelion and Clarima) since the losses of the companies are already incorporated in consolidated accounts. In particular, the writedown of Pioneer Global Asset Management (PGAM), which follows the series of writedowns carried out for the statutory accounts of the subsidiaries (starting with the writedown by Pioneer Inc - Boston), takes into account the fair value appraisal of goodwill paid in the acquisition of the Pioneer USA Group, which, in accordance with U.S. GAAP, was the subject of a specific appraisal by specialised appraisers again this year. Given the overall value of the Pioneer brand, at the Group level, goodwill amortisation was instead kept at ten years, which will result in its complete elimination.
It should be noted that the consolidated accounts for the sub-holding company PGAM were included among other companies in the previous reconciliation.

Reconciliation of shareholders' equity

(€ million)	SHAREHOLDERS' EQUITY *	of which: NET PROFIT
UniCredito Italiano S.p.A. shareholders' equity as at 31 December 2002	**11,058**	**1,398**
Excess over book value:		
- consolidated companies	2,360	1,720
- companies valued at net equity	-18	-14
Dividend received by UniCredito Italiano S.p.A.	-1,194	-1,424
Other consolidation adjustments	55	121
Group shareholders' equity as at 31 December 2002	**12,261**	**1,801**
Minorities	**1,172**	**161**
Group portion of shareholders' equity as at 31 December 2002	**13,433**	**1,962**

* Shareholders' equity is made up of: Capital, share premium reserve , reserves, revaluation reserves, retained earnings (cumulative losses), fund for general banking risks, and net profit.

Profit and Loss Account and Balance Sheet aggregates

Group structure

The UniCredito Italiano Group was created in 1998 from the aggregation of the Credito Italiano Group and the Unicredito Group. (From a company and legal point of view, this transaction was a partial split-off of some of the assets of Unicredito S.p.A. to Credito Italiano S.p.A.) This was followed by a capital increase effected by Credito Italiano S.p.A., which changed its name to UniCredito Italiano S.p.A. and assigned the newly issued UniCredito Italiano shares to Unicredito S.p.A.. The assets transferred were mainly Unicredito S.p.A.'s holdings of controlling interests in Cariverona Banca (80.75%), Banca CRT (100%) and Cassamarca (100%). In a prior transaction, in 1995, the Credito Italiano Group had acquired a controlling interest in Rolo Banca 1473 (the former Credito Romagnolo Holding, Credito Romagnolo and Carimonte Banca).

Subsequent expansion of the Group included the acquisition of the Pekao Group and integration with Caritro (Cassa di Risparmio di Trento e Rovereto) in 1999, and, in 2000, the addition of Cassa di Risparmio di Trieste, Cassa di Risparmio di Carpi, Banca dell'Umbria, Bulbank, Splitska Banka (sold in the first half of 2002), Pol'nobanka (renamed UniBanka) and Pioneer Group in the US. The only significant change to the make-up of the Group in 2001 was the sale of Fiditalia. In 2002 we acquired a controlling interest in Zagrebacka Banka. Finally we note that the "S3" reorganisation (also concluded in 2002) entailed the acquisition of minorities in Rolo Banca 1473 and other smaller banks.

Changes in actual Group results on the reference dates indicated are provided below:

Consolidated Profit and Loss Account

(€ million)	2002	2001	2000	1999	1998	1997	1996	1995	1994
Net interest income	5,127	5,049	4,747	4,046	3,599	2,283	2,216	2,334	1,414
Net commission and other income	4,972	4,940	4,571	3,565	2,700	1,303	1,082	855	290
of which: net commission	*3,190*	*3,291*	*3,339*	*2,671*	*2,026*	*942*	*677*	*562*	*385*
Total revenues	**10,099**	**9,989**	**9,318**	**7,611**	**6,299**	**3,586**	**3,298**	**3,189**	**1,704**
Operating costs	-5,483	-5,263	-4,752	-4,146	-3,493	-2,381	-2,331	-2,336	-1,457
of which: payroll	*-3,160*	*-3,045*	*-2,773*	*-2,445*	*-2,102*	*-1,457*	*-1,455*	*-1,430*	*-901*
Operating profit	**4,616**	**4,726**	**4,566**	**3,465**	**2,806**	**1,205**	**967**	**853**	**247**
Goodwill amortisation [1]	-245	-277	-115	-39	-64	-55	-58	-72	
Provisions, writedowns and write-backs	-1,447	-1,237	-1,266	-1,155	-723	-430	-484	-539	-190
Profit before extraordinary items and income tax	**2,924**	**3,212**	**3,185**	**2,271**	**2,019**	**720**	**425**	**242**	**57**
Extraordinary income (charges) – net	359	231	100	585	323	105	159	73	25
Income tax for the year	-1,317	-1,484	-1,435	-1,207	-1,065	-399	-308	-167	-48
Changes in reserves	-4	-5	8	-9	-28		-1	-2	-3
Net profit for the period (before extraordinary goodwill amortisation)	1,962	1,954	1,858	1,640	1,249	426	275	146	31
Minorities	-161	-500	-463	-353	-307	-178	-129	-45	3
Group portion of net profit (before extraordinary amortisation)	1,801	1,454	1,395	1,287	942	248	146	101	34
Extraordinary goodwill amortisation	-	-	-	-	-740	-	-	-	-
Group portion of net profit	**1,801**	**1,454**	**1,395**	**1,287**	**202**	**248**	**146**	**101**	**34**

1. Excluding extraordinary portion.

Consolidated Balance Sheet

Assets

(€ million)	Dec-02	Dec-01	Dec-00	Dec-99	Dec-98	Dec-97	Dec-96	Dec-95	Dec-94
Cash and deposits with central banks and post offices	1,610	1,826	1,215	1,136	591	374	352	324	161
Due from:									
- customers	113,824	117,622	115,157	101,577	84,481	47,595	42,372	38,655	23.236
- banks	28,099	24,981	24,904	20,007	22,626	21,154	21,616	21,292	22.952
Trading securities	17,092	16,380	18,168	14,436	14,237	4,326	9,865	10,707	8,343
Fixed assets:									
- Investment securities	13,338	16,598	15,017	14,953	11,171	7,449	6,518	3,941	3.000
- Equity investments	2,404	2,292	1,565	1,089	1,435	1,059	708	813	668
- Tangible and intangible fixed assets	4,783	4,809	4,620	2,909	2,304	1,528	1,446	1,534	813
- Gains on consolidation and net equity	1,018	792	895	513		795	845	893	19
Other assets	31,181	23,088	21,115	12,307	9,770	7,115	6,693	5,989	3,672
Total assets	**213,349**	**208,388**	**202,656**	**168,927**	**146,615**	**91,395**	**90,415**	**84,148**	**62,864**

Liabilities and Shareholders' Equity

(€ million)	Dec-02	Dec-01	Dec-00	Dec-99	Dec-98	Dec-97	Dec-96	Dec-95	Dec-94
Deposits:									
- Due to customers	93,572	91,452	83,103	72,958	54,522	35,902	33,585	33,139	17,923
- Securities in issue	33,173	35,868	34,903	34,113	36,032	19,712	19,474	15,110	8,152
- Due to banks	31,991	34,030	41,167	35,736	33,168	19,914	22,195	23,310	28,316
Specific reserves	4,601	4,579	4,043	3,371	2,867	1,560	1,546	1,362	544
Other liability items	29,333	22,779	23,435	11,654	10,507	7,508	7,910	5,801	3,791
Reserve fund for possible loan losses	94	148	131	152	142	40	88	83	69
Subordinated debt	7,088	7,071	4,594	1,371	1,269	1,525	1,291	1,206	1,028
Negative differences on consolidation and net equity	64	56	41	29	161	12	12	12	
Minority interest	1,172	2,870	2,595	1,835	1,848	1,276	1,095	989	97
Shareholders' equity:									
- Capital, reserves, retained earnings and reserve fund for general banking risks	10,460	8,081	7,249	6,421	5,897	3,698	3,073	3,035	2,910
Net profit for the year	1,801	1,454	1,395	1,287	202	248	146	101	34
Total liabilities and shareholders' equity	**213,349**	**208,388**	**202,656**	**168,927**	**146,615**	**91,395**	**90,415**	**84,148**	**62,864**

Profitability Ratios

ROE

Before analysing the ROE performance, it is appropriate to point out the most significant factors of an "accounting" nature, limited to provisions and amortisation that affected the timing of net profit during the period under review.

First of all, we should mention the accelerated amortisation in 1998 of the residual, positive consolidation difference of the Credito Romagnolo Group (€740 million) shown in the Profit and Loss table above. Given the amount, it is better to calculate the historical ROE (as well as EPS) by removing such amortisation from net profit.

A second factor that altered the income profile during 1998-2000 was the (Group portion) provision of €113 million made in 2000 for the potential cancellation of tax benefits provided under the Ciampi Law for 1998 and 1999 (€80 million for 1999 and €33 million for 1998). The restated ROE in the table takes this factor into account.

In addition, it should be noted that following the acquisitions finalised over the last three years, ROE performance was affected by a significant increase in the amortisation of goodwill, which had an impact of about 2.5-3 points in 2001, about 1.5 points in 2000 and 0.5 in 1999.

As can be seen, ROE declined slightly to 17.2% in the most recent period from 18% in 2001.

ROE - RETURN ON EQUITY

(€ million)	2002	2001	2000	1999	1998 [1]	1997	1996	1995	1994
Net profit for the period	**1,801**	**1,454**	**1,395**	**1,287**	**942**	**248**	**146**	**101**	**34**
Shareholders' equity at end of period	10,460	8,081	7,249	6,421	5,897	3,698	3,073	3,035	2,910
Adjusted shareholders' equity [2]	10,460	8,081	7,249	6,421	5,897	3,220	3,073	3,035	2,476
Historical ROE	**17.2%**	**18.0%**	**19.2%**	**20.0%**	**16.0%**	**7.7%**	**4.8%**	**3.3%**	**1.4%**
Restated ROE [3]	**17.2%**	**18.0%**	**20.8%**	**18.8%**	**15.4%**	**7.7%**	**4.8%**	**3.3%**	**1.4%**

1. Net profit adjusted for the accelerated amortisation of the remaining positive consolidation difference connected with the acquisition of the Credito Romagnolo Group and for the other remaining positive consolidation differences (€740 million overall).
2. Takes account of the date of any rights issue made in the period.
(3) Reallocating over the relevant years the amount set aside in 2000 in view of a potential cancellation of the 1998-2000 tax reductions prescribed by Legislative Decree 153/99.


ROE
30
25
20
15
10
5
0
1.4%
3.3%
4.8%
7.7%
16.0%
20.0%
19.2%
18.0%
17.2%
1994
1995
1996
1997
1998
1999
2000
2001
2002

Operating profit

Operating profit was 2.16% of total assets, which was a historically high level, but slightly less than the highs achieved over the last two years.

RATIO OF OPERATING PROFIT TO TOTAL ASSETS

(€ million)	2002	2001	2000	1999	1998	1997	1996	1995	1994
Operating profit	**4,616**	**4,726**	**4,566**	**3,465**	**2,806**	**1,205**	**967**	**853**	**247**
Total assets	**213,349**	**208,388**	**202,656**	**168,927**	**146,615**	**91,395**	**90,415**	**84,148**	**62,864**
Operating profit as a % of assets	2.16%	2.27%	2.25%	2.05%	1.91%	1.32%	1.07%	1.01%	0.39%

From an analysis of the components of this ratio, it can be seen that the progression over the period is the result of an increase in total revenues as a percentage of total assets, with expenses remaining constant.

BREAKDOWN OF OPERATING PROFIT *(as a % of assets)*



6
5
4
3
2
1
0
2.71%
2.32%
3.79%
2.78%
3.65%
2.58%
3.92%
2.61%
4.30%
2.38%
4.51%
2.45%
4.60%
2.34%
4.79%
2.53%
4.73%
2.57%

1994 1995 1996 1997 1998 1999 2000 2001 2002

Total revenues   Operating costs

Cost/income ratio

From another standpoint, the changes of these components translated into a significant improvement of the cost/income ratio, which was 54.3% and only slightly higher than the lows achieved over the last two years despite poor economic conditions and the reorganisation under way.

COST/INCOME RATIO



100
80
60
40
20
0
85.5%
73.3%
70.7%
66.4%
55.5%
54.5%
51.0%
52.7%
54.3%

1994 1995 1996 1997 1998 1999 2000 2001 2002

Share Price and Market Indices

Share Price Fluctuations

Throughout 2002 total trading volume of UniCredito Italiano shares on the stock exchange reached a level of about 150% for common shares and 52% for savings shares.

OFFICIAL PRICE OF COMMON STOCK

Year		High	Low	Average	End of period
1994	€	1.436	0.799	1.129	0.865
1995	€	1.114	0.803	0.962	0.955
1996	€	1.045	0.798	0.918	0.867
1997	€	2.856	0.845	1.706	2.836
1998	€	5.395	2.899	4.360	5.065
1999	€	5.787	3.845	4.606	4.924
2000	€	6.115	3.586	4.976	5.572
2001	€	5.865	3.202	4.830	4.494
2002	€	5.255	3.173	4.273	3.808

UniCredito Italiano - Share price 2002


6.000
5.000
4.000
3.000
2.000
1.000
0
120,000,000
100,000,000
80,000,000
60,000,000
40,000,000
20,000,000
0
J
F
M
A
M
J
J
A
S
O
N
D
Ordinary share
Savings share
Mibtel 10.000
Quantity of ordinary shares traded

Price / book value

Shareholders' equity per outstanding share was €1.95 compared with €1.89 at the end of 2001. Based on end-of-period share prices, the price/book value ratio was 1.96.

PRICE/BOOK VALUE RATIO	Dec-02	Dec-01	Dec-00	Dec-99	Dec-98	Dec-97	Dec-96	Dec-95	Dec-94
Share price	3.808	4.494	5.572	4.924	5.065	2.836	0.867	0.955	0.865
Shareholders' equity per share	1.95	1.89	1.72	1.55	1.30	1.37	1.44	1.40	1.33
Price/Book value	**1.96**	**2.38**	**3.24**	**3.18**	**3.89**	**2.07**	**0.60**	**0.68**	**0.65**
No. of outstanding shares (thousands):	*6,296,140*	*5,046,430*	*5,024,206*	*4,976,172*	*4,680,908*	*2,879,911*	*2,242,721*	*2,241,928*	*2,218,293*

EPS (earnings per share) and P/E

Earnings per share in 2002 were €0.29 compared with €0.28 for the previous period and €0.25 in 1998-2000 on average. The price/earnings ratio based on end-of-period price was 13.

EPS - earnings per share	2002	2001	2000	1999	1998 [1]	1997	1996	1995	1994
Net profit (€ million)	1,801	1,454	1,395	1,287	942	248	146	101	34
Earnings per share	**0.29**	**0.28**	**0.28**	**0.26**	**0.19**	**0.09**	**0.07**	**0.05**	**0.02**

Number of shares with dividend entitlement, even if issued after the end of the period:

	2002	2001	2000	1999	1998	1997	1996	1995	1994
No. of shares (thousands)	*6,296,140*	*5,131,101*	*5,024,206*	*5,014,248*	*4,879,006*	*2,879,911*	*2,245,182*	*2,241,928*	*2,218,315*
of which: Savings shares	*21,707*	*21,707*	*21,707*	*21,707*	*21,707*	*21,707*	*21,707*	*21,707*	*21,707*

1. Net profit adjusted by the accelerated amortisation of the residual, positive consolidation difference connected with the acquisition of the Credito Romagnolo Group and additional, residual positive consolidation differences (altogether €740 million).

EPS - EARNINGS PER SHARE


0.40
0.30
0.20
0.10
0
0.19
0.26
0.28
0.28
0.29
1994
1995
1996
1997
1998
1999
2000
2001
2002

P/E	2002	2001	2000	1999	1998	1997	1996	1995	1994
Share price (€)	3.808	4.494	5.572	4.924	5.065	2.836	0.867	0.955	0.865
Earnings per share	0.29	0.28	0.28	0.26	0.19	0.09	0.07	0.05	0.02
P/E	**13**	**16**	**20**	**19**	**26**	**33**	**13**	**21**	**56**

Payout ratio

On the basis of dividends approved, in 2002 the payout ratio was 55%, which was a significant increase over historical values which ranged between 45% and 50% of the Group's profits (with the exception of 1998, due in part to the accelerated amortisation of the remaining positive consolidation difference of the Credito Romagnolo Group).

(€ million)	2002	2001	2000	1999	1998	1997	1996	1995	1994
Net profit for the period	1,801	1,454	1,395	1,287	202	248	146	101	34
Dividends	995	724	649	648	290	119	70	41	41
Payout ratio	**55.2%**	**49.8%**	**46.5%**	**50.3%**	**n.s.**	**48.0%**	**47.8%**	**40.3%**	**n.s.**

Dividend yield

Dividends in 2002 as a ratio of end-of-period share prices were 4.15% for common shares (the highest level in recent years) and 4.95% for savings shares. On average, from 1994 to 2002, dividends distributed have guaranteed a return of 2.49% per common share and 3.57% per savings share; over the same period, the company's share value increased by nearly 4.4 times for common and 4 times for savings shares.

	2002	2001	2000	1999	1998	1997	1996	1995	1994
Common stock									
Dividend per share	0.158	0.141	0.129	0.129	0.059	0.041	0.031	0.018	0.018
Share price	3.808	4.494	5.572	4.924	5.065	2.836	0.867	0.955	0.865
Dividend/Price	*4.15%*	*3.14%*	*2.32%*	*2.62%*	*1.17%*	*1.46%*	*3.58%*	*1.89%*	*2.09%*
Savings shares									
Dividend per share	0.173	0.156	0.137	0.137	0.067	0.049	0.039	0.026	0.026
Share price	3.498	3.577	4.442	3.290	3.675	2.320	0.723	0.793	0.855
Dividend/Price	*4.95%*	*4.36%*	*3.08%*	*4.16%*	*1.83%*	*2.11%*	*5.36%*	*3.26%*	*3.02%*

DIVIDEND YIELD


6
5
4
3
2
1
0
2.09%
3.02%
1.89%
3.26%
3.58%
5.36%
1.46%
2.11%
1.17%
1.83%
2.62%
4.16%
2.32%
3.08%
3.14%
4.36%
4.15%
4.95%
1994 1995 1996 1997 1998 1999 2000 2001 2002
Ordinary share
Savings share

Other Information

Shares and Shareholders

The Bank's capital stock totalled €3,148,070,110.00 and was made up of 6,296,140,220 shares of €0.50 each, including 6,274,433,668 common shares and 21,706,552 savings shares.

As at 31 December 2002, the Shareholders' Register showed the following:
- There were approximately 187,150 shareholders;
- Resident shareholders held approximately 62% of capital and foreign shareholders the remaining 38%;
- Institutional investors held over 56% of ordinary capital stock.

As at the same date, the main shareholders were as follows:

Shareholder	% owned [1]
1. Fondazione C.R. Verona, Vicenza, Belluno e Ancona	13.239%
2. Fondazione Cassa di Risparmio di Torino	11.235%
3. Carimonte Holding S.p.A.	7.100%
4. Allianz Group	4.928%
5. Fondazione Cassamarca C.R. della Marca Trevigiana	2.154%

1. As a percentage of ordinary capital. Note: The bylaws set a limitation on voting rights at 5% of capital.

Ratings

The ratings issued by leading international rating agencies on UniCredito Italiano's debt are summarised below:

AGENCY	Short-term debt	Medium and long-term debt	Outlook
FITCH IBCA Ltd.	F1+	AA-	STABLE
Moody's Investor Service	P-1	Aa2	STABLE
Standard & Poor's	A-1+	AA-	STABLE

On 4 November 2002 Moody's increased our medium and long-term debt rating from Aa3 to Aa2 and financial strength from B to B+. Last July, S&P also raised our medium and long-term debt rating from A+ to AA-, and our short-term debt rating from A-1 to A-1+.

Corporate aspects of the S3 reorganisation

The year 2002 was characterised by the reorganisation of the seven commercial banks of the Group operating in Italy (Banca CRT, Cariverona Banca, Cassamarca, Caritro, CRTrieste, Credito Italiano and Rolo Banca 1473). This process was aimed at creating three new domestic banks specialising in market segments (corporate, private banking and retail) as a part of the implementation of the strategic plan to restructure and focus the UniCredito Italiano Group by business area.

The mission of the **corporate bank** (UniCredit Banca d'Impresa) will be to become the "reference bank" for Italian companies and government agencies by playing an active role in support of initiatives for economic growth and innovation in each geographical area, depending on the characteristics of the area's economy.

The mission of **private banking** (UniCredit Private Banking) will be to gain leadership in the Italian market with respect to services dedicated to high net-worth individuals through highly qualified advisory services.

The mission of the **retail bank** (UniCredit Banca) will be to serve the market segment represented by households and small businesses and provide basic services (transactions and operating support) to Corporate and Private Banking in those areas where the latter have no direct operating points.

From a corporate standpoint, the project took place in two separate phases. Phase One, which was characterised by two corporate transactions, was finalised on 1 July with the merger of Banca CRT, Cariverona Banca, Cassamarca, Caritro, CRTrieste, Rolo Banca 1473 and the financial company Credit Carimonte into UniCredito Italiano, and the simultaneous transfer of the Italian banking division resulting from the merger to Credito Italiano. The transfer also included the main product companies with the goal of optimising the quality and depth of the product line as well as operating efficiency. Upon the completion of the reorganisation, these companies are to be assigned to the segment banks from a corporate and functional standpoint since they are essential to the development of the business of each of them.

Credito Italiano, which was renamed UniCredit Banca S.p.A., played a transitional role as the Single Bank with the goal of organising and structuring operations by market segment (corporate, private and retail) and performing activities in preparation for Phase Two of the project. This phase was finalised on 1 January 2003 through the Single Bank's partial spin-off of the assets, liabilities and corporate and private legal relationships to the Corporate and Private Banks, which were established in the meantime, with retail assets to remain at UniCredit Banca, which has become the Retail Bank.

Prior to the spin-off, UniCredit Banca was reorganised internally through the careful identification of the structures, human resources and contractual relationships with customers to be transferred to the future segment banks. This process, the implementation of which concluded the activities started in the past by the Group's federated banks, resulted in:

- The complete identification of all Corporate customers (medium and large-size government and private industrial and service companies and government agencies that operate with a base in the domestic market) and Private customers (high net worth individuals) that are to be spun off;
- The assignment of these customers to relationship managers;
- The identification and design of all management levels of the Corporate and Private networks and the related loan and sales administration structures;
- The reorganisation of all management levels in the remaining Retail branches and the related loan and sales administration structures.

From a corporate standpoint, directors approved the project for the partial spin-off of UniCredit Banca S.p.A.'s assets into two newly established companies (with minimum capital of €6,300,000) named UniCredit Servizi Corporate S.p.A. and UniCredit Servizi Private S.p.A. In the meantime, these companies approved the amendments to their respective bylaws for their transformation into banks, and forwarded their applications to the Bank of Italy to obtain authorisation to perform banking operations pursuant to Article 14 of Legislative Decree 385/93. Among other things, the above banks made some additional changes. UniCredit Banca moved its headquarters from Milan to Bologna, while UniCredit Servizi Corporate and UniCredit Servizi Private changed their names and corporate headquarters to UniCredit Banca d'Impresa S.p.A. – Verona and UniCredit Private Banking S.p.A. – Turin, respectively.

On 30 October 2002, the Bank of Italy issued its authorisation to the latter two companies to perform banking operations effective 1 January 2003, the date of the partial spin-off.

Finally, on 27 December 2002 UniCredit Banca (whose capital stock was €1,849,400,000) implemented the partial spin-off to UniCredit Banca d'Impresa, raising its capital stock to €3,671,300,000, and to UniCredit Private Banking, raising its capital stock to €236,300,000.

The partial spin-off involved the following:

- The transfer to UniCredit Banca d'Impresa of the division consisting of the assets, liabilities, rights, obligations and, in general, all substantive legal situations concerning the relationships classified as "corporate," since they are maintained with customers consisting primarily of private and government businesses and government agencies whose size, corporate structure and organisational behaviour imply a need for services and assistance specialised by business activity.
- The transfer to UniCredit Private Banking of the division consisting of the assets, liabilities, rights, obligations and, in general, all substantive legal situations concerning the relationships classified as "private" since they are maintained primarily with high net-worth individuals and with non-commercial or production agencies and organisations with needs comparable to those of individual customers with similar available funds, who require products and services for managing their assets along with highly qualified advisory capabilities.

Following the corporate transactions that led to the implementation of the S3 Project, the Group then took on a new corporate structure.

In fact, all previously owned strategic and core equity investments and those whose operations are complementary with the Group fall directly under UniCredito Italiano. In addition to these, as a result of the merger, are all equity investments previously held by the absorbed banks, including, in particular, the two specialised banks - Banca Mediocredito and UniCredito Gestione Crediti S.p.A. – Banca per la Gestione dei Crediti (the new name of Mediovenezie Banca) – and minority interests in businesses that are complementary to their operations in the area. However, using the same approach followed up until now, the latter will continue to be managed as tools for the development of individual local economies.

On the other hand, only product and service companies (some of which are already directly held by the Parent Company, and others are the result of bank mergers), which perform an activity that is essential for the business development of the segment banks, were transferred to the segment banks to which they report for corporate and functional purposes. To be specific:

- The following entities report to UniCredit Banca: Banca dell'Umbria, CR Carpi, UniCredit Fondi SGR, UniCreditAssicura, CreditRas Vita, CreditRas Assicurazioni, Commercial Union Vita, Duerre Vita (absorbed by Commercial Union Vita on 31 December 2002), CreditRas Previdenza Sim, Pioneer Investment Management Luxemburg, Rolo Pioneer Luxemburg, UniCredit Capital Italia Advisory and Vivacity;
- The following entities report to UniCredit Banca d'Impresa: UniCredit Factoring, Broker Credit, I-Faber, Ventura Finance, S+R Investimenti e Gestioni SGR, Quercia Funding, UniCredit International Services UniCIIS, UniCredit ServiceLab and Sviluppo Nord Ovest SGR;
- The following entities report to UniCredit Private Banking: Cordusio Fiduciaria, FRT Fiduciaria Sim, UniCredit Consulting, Rolo Pioneer SGR (now UniCredit Private Asset Management SGR), UniCredit Suisse (Bank), Banque Monegasque de Gestion and Banca Agricola Commerciale of the Republic of San Marino.

Another aspect of the partial spin-off noted above, which took effect on 1 January 2003, was the partial spin-off of the division made up of the financial consultants of UniCredit Banca Spa to Xelion Banca Spa (which was authorised to conduct banking operations on 1 June 2002), the multi-channel bank of the UniCredit Group dedicated to offering products through financial consultants.

The purpose of the transaction was to satisfy the Group's interest to enhance the financial consultant network within UniCredit Banca, which was inherited from the former Credito Italiano, as an asset to strengthen Xelion Banca Spa. In fact, one of the key success factors in the market offering investment services through a financial consultant network is the size of the network, in addition, of course, to the quality of individual consultants. In this context, the current size of the two Group networks, which in fact report to UniCredit Banca and Xelion Banca, makes it impossible to achieve the critical mass necessary to compete with market leaders. However, after combining these networks under Xelion Banca, the latter will be well placed to become one of the five largest players in the sector.

Subsequent Events

New Europe

With regard to equity investments, following the issuance of the necessary authorisations by the appropriate authorities, last February UniCredito Italiano finalised the purchase of 85.16% of Zivnostenska Banka A.S., a Czech bank listed on the Prague stock exchange, at a price of €174 million. In accordance with current Czech regulations, this transaction will be followed by a mandatory residual tender offer for the 14.84% outstanding shares.

Zivnostenska Banka is a commercial bank and the tenth largest bank in the Czech Republic by total assets (approximately €1,594 million) with 1.9% and 2.5% market shares of loans and deposits respectively. It offers its corporate (about 2,000 companies) and retail (about 83,000 customers in the medium to high income bracket) customers a broad range of products and traditional services as well as telephone and Internet banking. In addition, through its subsidiaries, ZB Trust and ZB Asset Management, it offers investment products and services and distributes pension products on behalf of the Allianz Group.

The bank's distribution system covers the entire domestic territory of the Czech Republic and consists of 8 branches and 19 agencies located in the country's main cities, and has about 800 employees.

In order to streamline the Group's presence in Croatia, it was decided to combine the two entities operating in the country through a merger by absorption of CR Trieste Banca dd into Zagrebacka Banka. This will make it possible to further expand the corporate business conducted by CR Trieste Banca in support of its Italian customer base by leveraging Zagrebacka's greater resources and its broader product range, and to make the best use of the current structure of CR Trieste Banca.

In order to quickly integrate the two banks, UniCredito Italiano is currently in the process of acquiring the remaining stakes held by minority shareholders (19.80%, of which 14% is held by IFC) involving an outlay of about €4 million. After this, UniCredit will sell the entire stake held in CR Trieste Banca dd (100%) to Zagrebacka, which will absorb the bank by the end of the first half of 2003.

Fidis

In March 2003, UniCredit, Banca Intesa, Capitalia and SanPaolo-IMI signed a contract with FIAT Auto SpA in anticipation of the acquisition of 51% of Fidis Retail Italia SpA (FRI), a company in the FIAT Group that operates in Europe in the area of consumer credit for purchases of automobiles by retail customers. The acquisition will be finalised in the coming months by the four banks through a company to be established (Fidis Retail Holding SpA) in which each of the four banks will have a 25% stake.

The purchase price for the portion of FRI to be sold (approximately €370 million) was determined on the basis of the FRI's pro-forma consolidated balance sheet as at 30.6.02.

The transaction should be seen in the context of measures taken under the Framework Agreement executed by FIAT and the Banks on 27 May 2002 to improve the financial situation of the industrial group.

After entering into these agreements, FIAT Auto still has the right to repurchase, through 31 January 2006, the share of FRI being sold. The FRI Group operates in 12 European countries managing a retail customer portfolio of about €10 billion with approximately 1,200 employees. In 2002 about 30% of the sales of the FIAT Auto Group were financed by FRI and its European subsidiaries.

Other significant events

As regards the stake in Olimpia, with the inclusion of Hopa in the shareholder base, UniCredito's stake dropped from 10% to 8.4%. Finally, it should be noted that after the end of the period a stake of over 2% was purchased in Assicurazioni Generali.

Outlook

Although the confidence of households and businesses remains affected by uncertainty and geopolitical tensions, 2003 should see a gradual improvement in economic fundamentals.

A slight improvement in GDP is expected in Europe, although at modest growth rates, and the US will act as the driving force for world growth. Official interest rate projections may rise slightly between the end of 2003 and beginning of 2004. Leading European stock market indices are projected to be up at the end of 2003 over 2002 levels.

If confirmed, these projections could have a positive influence on the banking industry:
- In Italy short-term loan volume is projected to grow, and medium and long-term loan volume will remain steady. On the other hand, in contrast to the sharp growth in 2002, a reduction in direct deposits (deposits and bonds) is forecast as a result of the anticipated recovery in stock markets;
- The spread could widen at the end of 2003;
- The recovery in financial markets should lead to an upswing in the fund market in terms of both performance and net inflows. The increase in financial investments of households, however, will be characterised, from a qualitative standpoint, by the conservative approach of investors as a result of the significant losses incurred over the prior two years.

The projected operating performance of the banks in 2003, specifically in Italy, will trend upward after two years of poor performance.

The banking industry is expected to produce a relative upturn in operating profit fuelled by the following factors: slight increase in net interest income; upswing in service income; and growth of operating expenses in line with total revenue growth.

This recovery is reflected to a greater or lesser extent on net profit as a function of loan quality.

Due in part to the new divisional business model adopted at the beginning of 2003, in this environment the Group has set profit and commercial growth goals, which will be achieved by following strategic priorities as set forth below:
- Service quality, to be achieved by monitoring customer service quality provided and perceived; providing an employee training programme; creating specialised services; improving the quality of operating and commercial processes, developing inter-divisional synergies between "production" and "distribution" areas; and managing the territory, communication and image;
- Growth by adding new individual customers, increasing the penetration of existing customers in the corporate segment, lowering the rate of households leaving the bank, and developing the potential of the Group's entities in New Europe;
- Efficient risk management and controls to be achieved by improving the efficiency of UniCredit Banca, dynamically managing credit risk and commencing work on Basle II, restructuring the Parent Company and rationalising non-strategic equity investments, and continuing the implementation of structural projects of the Foreign Banks.

If the performance of external factors is in line with expectations, the success of the initiatives launched should make it possible to improve results over the period just ended and enable the individual divisions to provide a proper risk-adjusted return, thanks to the levels of excellence achieved again in 2003.

Milan, 13 March 2003

THE BOARD OF DIRECTORS

Chairman
SALVATORI

Managing Director/CEO
PROFUMO





Introduction

The consolidated accounts for 2002 were prepared on the basis of the provisions of Legislative Decree no. 87 of 27 January 1992 enacted to implement EEC Directive 86/635 and the instructions issued by the Bank of Italy under Order No. 100 of 15 July 1992 and subsequent revisions.

Contents

In addition to the report on operations already provided, the consolidated accounts for the year consist of the consolidated accounts tables, the notes to the consolidated accounts and the annexes to the consolidated accounts, as described below:

Consolidated Accounts

Statements that also include restated figures as at 31 December 2001 (see comparison with the corresponding prior period).
- Balance Sheet
- Profit and Loss Account

Determination of the figures as at 31 December 2001
- Balance Sheet
- Profit and Loss Account

Notes to the Consolidated Accounts

The notes to the consolidated accounts – which are presented on a comparative basis, as were the account tables – also include the figures as at 31 December 2001, as well as that regarding the restated situation.

Scope of Consolidation
- Scope of consolidation
- Consolidation policies and principles
- Changes in the scope of consolidation

Part A – Accounting policies
Part B – Information on the Balance Sheet
Part C – Information on the Profit and Loss Account
Part D – Other information

Annex

Statement of Significant Equity Investments (pursuant to art. 126 of Consob Regulation no. 11.971 of 14 May 1999).

Form

Unless otherwise indicated, the amounts in the balance sheet and profit and loss account, as well as in the tables providing details, are stated in **€ thousands**.

Comparison with the corresponding previous period

To allow a meaningful comparison with the figures as at 31 December 2002, in accordance with the consistency principle, the consolidated Accounts as at 31 December 2001 have been restated by taking into account:

- the most significant changes in equity investments;
- extraordinary absorption transactions, principally concentrated among certain equity accounts;
- the restatement of the provision pursuant to Legislative Decree 153/99.

In order **to restate the 2001 Accounts** the following was carried out:

Changes in scope of consolidation

The most significant changes in the scope of consolidation, which have affected shareholders' equity and financial results, included the exclusion of Fiditalia Spa, Sogefactor Srl and Splitska Banka d.d. and the addition of Zagrebacka d.d. and its subsidiaries.
The method adopted for the restatement of the accounts involved the addition and/or elimination of the amounts from the accounts of the companies in question, while leaving unchanged Group amounts regarding net profit and shareholders' equity as at the reference date.

Specifically:

- for those companies that were consolidated for the first time in 2002, the accounts amounts were added for prior periods and the equity and profits for those periods were allocated to minorities;
- for companies not consolidated, the respective equity and account items were eliminated; with particular regard to Splitska Banka, the effects of the consolidation on a line-by-line basis of the 2001 accounts were replaced with those recalculated with the valuation in accordance with the equity method.

S3 project

The merger of Banca CRT, Cariverona Banca, Cassamarca, Caritro, CR Trieste, Rolo Banca 1473 and Credit Carimonte into UniCredito Italiano Spa, which was concluded on 1 July 2002 with a capital increase whose purpose was the exchange of shares with minorities, resulted in a reallocation of shareholders' equity and profits from "minority interest" to "Group portion". Consequently, the 2002 Accounts figures are not comparable with those for 2001. In this case as well, in order to make the figures comparable and to present actual performance, the consolidated accounts for 2001 have been restated to show the capital increase and the exchange as if both had occurred as at 31 December 2001. In this regard, the following entries were made:

- transfer from "Minority Interest", item 140 of Liabilities, to "Group Shareholders' Equity", items 150 "Capital" and 170 "Reserves", as a consequence of the increase in capital of UniCredito Italiano S.p.A. used for the exchange of shares with minority holders;
- calculation of profit for the period related to the minorities acquired and their allocation to the item "other liabilities" of the Balance Sheet;
- recording in the appropriate items of negative and positive consolidation differences resulting from indirect investments (Banca Agricola Commerciale della Repubblica di San Marino s.a., Cassa di Risparmio di Carpi S.p.A and Banca dell'Umbria 1462 S.p.A.), which were previously included in item 140 "Minority Interest";
- transfer from item 180 "Revaluation reserve" to item 140 "Minority Interest" of the portion related to minorities;

As regards changes in the components of shareholders' equity, please refer to section 8) of the notes.

Provision restatement Legislative Decree 153/99

In accordance with Legislative Decree 153/99, suspended by Legislative Decree 63/02 starting from the 2001 tax period, the provision made in 2001 to the Reserve for Risks and Charges for the tax benefit quantified in that period was reallocated to taxes on both the balance sheet and profit and loss account.

This restatement was effected in accordance with the instructions of the Bank of Italy, which, in implementation of the provisions of paragraph 2 of art. 6 of Legislative Decree no. 87/92, where the figures being compared are not comparable, require that the figures for the prior period be adjusted.

Finally, it should be noted that the reconstruction of the balance sheet and profit and loss account, which was prepared for purposes of comparability, was not audited; therefore reference is made to the specific statements.

Finally, we note that as part of the S3 project all of the OTC derivative contracts with market counterparties that existed at the banks being merged and at the transferee bank (UniCredit Banca) were concentrated at UBM and TradingLab. UBM and TradingLab simultaneously entered into new contracts with these same group banks having the same original conditions as those assigned, thus without causing a break in continuity in terms of amounts and risk.

This action generated an increase in the accounts of the balance sheet and profit and loss account dedicated to these OTC derivative products.
Specifically:

- to item 150 "Other assets" (see Notes to the Accounts, Part B – Section 5.1 – Sub-item "Entries resulting from the valuation of off-balance sheet transactions");
- to item 50 "Other liabilities" (see Notes to the Accounts, Part B – Section 9.1 – Sub-item "Entries resulting from the valuation of off-balance sheet transactions");
- to Section 10.5 "Forward transactions" (see Notes to the Accounts, Part B) point 3 "Derivative contracts";
- to Section 11.6 "Timing distribution of assets and liabilities" (see Notes to the Accounts, Part B) points 1.5 and 2.5 "Off balance sheet transactions";
- to item 60 of the Profit and Loss Account, "Trading Profit/Loss" (see Notes to the Accounts, Part C – Section 3 "Trading profits and losses").

The purpose of this decision was to concentrate market relationships at only two Group entities, thus optimising organizational performance.

Other Information

The consolidated accounts as at 31 December 2002, as well as the accounts of the Parent Company, were audited by our external auditors, PricewaterhouseCoopers (PwC).

The consolidated accounts, including the auditor's report, and the accounts of the company, accompanied by the Reports of the Statutory Auditors and the external auditor, must by law be kept on file at the Registered Office. The summary statements showing the essential figures for the most recent accounts of subsidiaries included on consolidation and those of affiliates must also be kept on file.

Finally, it should be noted that the company prepared and published, in accordance with the law and as required by CONSOB, the Report as at 30 June 2002, which was the subject of a limited audit, and the consolidated quarterly reports as at 31 March and 30 September 2002.

Consolidated Accounts

ACCOUNTS AS AT 31 DECEMBER 2002
AND COMPARATIVE ACCOUNTS

- Balance Sheet
- Profit and Loss Account

RESTATED FIGURES
AS AT 31 DECEMBER 2001

- Balance Sheet
- Profit and Loss Account

Assets

(€ thousands)	AMOUNTS AS AT 31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
10. Cash and deposits with central banks and post offices	**1,609,848**	**2,344,842**	**1,825,629**
20. Treasury Notes and similar securities eligible for refinancing at central banks	**2,773,043**	**3,610,150**	**3,610,150**
30. Loans to banks:	**28,098,561**	**26,459,611**	**24,980,924**
a) on demand	2,998,524	3,447,800	3,502,504
b) other loans	25,100,037	23,011,811	21,478,420
40. Loans to customers	**113,824,110**	**119,354,812**	**117,622,315**
of which:			
- loans with deposits received in administration	*139,738*	*152,077*	*152,077*
50. Bonds and other debt securities:	**26,140,725**	**29,114,645**	**28,111,966**
a) of government issuers	16,279,948	17,605,196	16,925,698
b) of banks	6,123,083	6,864,234	6,552,188
of which:			
- own securities	*18,633*	*99,927*	*99,927*
c) of financial institutions	2,673,007	2,819,813	2,819,813
of which:			
- own securities	-	-	-
d) of other issuers	1,064,687	1,825,402	1,814,267
60. Shares, interests and other variable yield securities	**1,516,070**	**1,336,062**	**1,255,213**
70. Equity investments	**2,252,597**	**2,172,774**	**2,228,673**
a) valued at net equity	647,525	444,479	435,529
b) other	1,605,072	1,728,295	1,793,144
80. Equity investments in Group companies	**151,528**	**177,422**	**62,879**
a) valued at net equity	135,084	159,502	44,557
b) other	16,444	17,920	18,322
90. Positive consolidation differences	**961,888**	**893,647**	**791,479**
100. Positive net equity differences	**56,766**	**16,142**	**893**
110. Intangible fixed assets	**1,255,688**	**1,674,025**	**1,636,788**
of which:			
- start-up costs	*2,883*	*4,782*	*4,782*
- goodwill	*966,854*	*1,370,384*	*1,337,240*
120. Tangible fixed assets	**3,527,174**	**3,362,603**	**3,172,352**
150. Other assets	**29,119,828**	**20,244,880**	**20,138,329**
160. Accrued income and prepaid expenses:	**2,061,500**	**3,006,232**	**2,950,514**
a) accrued income	1,663,189	2,118,417	2,064,687
b) prepaid expenses	398,311	887,815	885,827
of which:			
- issue discount on securities	*10,023*	*13,199*	*13,199*
Total Assets	**213,349,326**	**213,767,847**	**208,388,104**

Liabilities and Shareholders' Equity

(€ thousands)	AMOUNTS AS AT 31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
10. Due to banks:	**31,990,884**	**34,312,021**	**34,030,396**
a) on demand	2,505,877	4,004,764	3,976,601
b) on term or with notice	29,485,007	30,307,257	30,053,795
20. Due to customers:	**93,368,254**	**95,383,260**	**91,166,419**
a) on demand	60,804,656	60,814,757	59,091,345
b) on term or with notice	32,563,598	34,568,503	32,075,074
30. Securities in issue:	**33,173,457**	**35,868,149**	**35,868,149**
a) bonds	14,873,615	18,750,370	18,750,370
b) certificates of deposit	17,317,982	15,934,109	15,934,109
c) other securities	981,860	1,183,670	1,183,670
40. Deposits received in administration	**203,447**	**285,873**	**285,873**
50. Other liabilities	**27,553,355**	**20,127,306**	**19,695,754**
60. Accrued liabilities and deferred income:	**1,779,423**	**3,180,088**	**3,083,050**
a) accrued liabilities	1,495,493	2,126,283	2,033,963
b) deferred income	283,930	1,053,805	1,049,087
70. Reserve for employee severance pay	**960,897**	**925,519**	**925,519**
80. Reserves for risks and charges:	**3,640,543**	**3,676,146**	**3,653,015**
a) Reserve for pensions and similar obligations	538,266	546,895	546,895
b) Taxation reserve	2,229,812	2,164,812	2,050,403
c) Consolidation reserve for future risks and charges	3,886	53,447	53,447
d) Other reserves	868,579	910,992	1,002,270
90. Loan loss reserves	**93,791**	**148,246**	**148,246**
100. Fund for general banking risks	**137,361**	**133,463**	**66,675**
110. Subordinated debt	**7,088,478**	**7,073,332**	**7,071,017**
120. Negative consolidation differences	**51,888**	**50,910**	**48,235**
130. Negative net equity differences	**12,418**	**8,261**	**8,230**
140. Minority portion of shareholders' equity (+/-)	**+1,171,598**	**+1,666,784**	**+2,869,583**
150. Capital	**3,148,070**	**3,087,581**	**2,523,215**
160. Share premium reserve	**3,308,639**	**3,117,283**	**3,117,283**
170. Reserves:	**3,560,240**	**3,241,017**	**2,160,108**
a) legal reserve	368,367	259,479	259,479
c) statutory reserves	771,601	531,822	531,822
d) other reserves	2,420,272	2,449,716	1,368,807
180. Revaluation reserves	**305,343**	**28,661**	**213,390**
190. Retained earnings	**98**	**228**	**228**
200. Net profit	**1,801,142**	**1,453,719**	**1,453,719**
Total Liabilities and Shareholders' Equity	**213,349,326**	**213,767,847**	**208,388,104**

Guarantees and Commitments

	AMOUNTS AS AT 31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
10. Guarantees given	**12,367,572**	**13,115,496**	**12,918,692**
of which:			
- acceptances	*51,890*	*27,333*	*27,719*
- other guarantees	*12,315,682*	*13,088,163*	*12,890,973*
20. Commitments	**23,738,305**	**29,007,037**	**28,510,622**
of which:			
- for sales with repurchase obligation	-	-	-

Managing Director/CEO
PROFUMO

Chief Accountant
LECCACORVI





Consolidated Profit and Loss Account

(€ thousands)		2002	2001 RESTATED	2001 HISTORICAL
10.	Interest income and similar revenues	9,926,722	11,805,518	11,717,282
	of which:			
	- on loans to customers	*7,293,915*	*8,477,602*	*8,488,002*
	- on debt securities	*1,660,660*	*2,005,531*	*1,955,207*
20.	Interest expense and similar charges	5,015,538	6,818,556	6,746,779
	of which:			
	- on amounts due to customers	*1,955,261*	*2,845,111*	*2,744,450*
	- on securities in issue	*1,011,085*	*1,444,008*	*1,444,008*
30.	Dividends and other revenues:	230,604	80,856	78,058
	a) on shares, interests and other variable yield securities	191,947	28,985	26,230
	b) on equity investments	38,657	51,871	51,828
	c) on equity investments in Group companies	-	-	-
40.	Commission income	3,719,968	3,895,549	3,837,430
50.	Commission expense	530,340	557,740	546,519
60.	Trading profits (losses)	1,049,345	960,210	933,114
70.	Other operating income	988,849	1,044,655	1,067,483
80.	Administrative costs:	5,022,570	4,940,598	4,857,977
	a) Payroll costs	3,159,658	3,102,533	3,044,556
	of which:			
	- Wages and salaries	*2,246,909*	*2,239,519*	*2,151,868*
	- Social security contributions	*592,173*	*599,880*	*583,135*
	- Severance pay	*139,118*	*128,770*	*130,391*
	- Pensions and similar benefits	*98,151*	*46,429*	*46,402*
	b) other administrative costs	1,862,912	1,838,065	1,813,421
90.	Writedowns of intangible and tangible fixed assets	704,568	689,945	681,900
100.	Provisions for risks and charges	163,690	157,215	256,545
110.	Other operating expenses	256,228	302,179	351,772
120.	Writedowns of loans and provisions for guarantees and commitments	1,489,302	1,262,125	1,285,084
130.	Write-backs of loans and provisions for guarantees and commitments	510,032	536,032	489,620
140.	Provisions to loan loss reserves	9,767	57,367	57,367
150.	Writedowns of financial investments	311,855	156,684	148,130
160.	Write-backs of financial investments	17,246	20,991	21,301
170.	Income from equity investments valued at net equity	-14,336	13,772	422
180.	**Profit before extraordinary items and income tax**	**2,924,572**	**3,415,174**	**3,212,637**
190.	Extraordinary income	603,592	405,304	417,315
200.	Extraordinary charges	245,055	193,313	185,986
210.	**Extraordinary income – net**	**358,537**	**211,991**	**231,329**
230.	Change in fund for general banking risks	+3,836	+4,810	+4,810
240.	Income tax for the year	1,316,923	1,596,736	1,484,562
250.	Minorities	161,208	571,900	500,875
	of which: acquired under S3	-	*313,205*	-
260.	**Net profit**	**1,801,142**	**1,453,719**	**1,453,719**

Managing Director/CEO
PROFUMO

Chief Accountant
LECCACORVI

Consolidated Balance Sheet as at 31 December 2001

Restated following changes in the basis of consolidation, the S3 project and restatement of the provision made pursuant to Legislative Decree 153/99

Assets

(€ thousands)	AMOUNTS AS AT 31.12.2001 HISTORICAL	CHANGES DUE TO: CHANGE IN SCOPE OF CONSOLIDATION	S3 PROJECT	RESTATEMENT LEG. D. 153/99 PROVISION	AMOUNTS AS AT 31.12.2001 RESTATED
10. Cash and deposits with central banks and post offices	**1,825,629**	**519,213**	**-**	**-**	**2,344,842**
20. Treasury notes and similar securities eligible for refinancing at central banks	**3,610,150**	**-**	**-**	**-**	**3,610,150**
30. Loans to banks:	**24,980,924**	**1,478,687**	**-**	**-**	**26,459,611**
a) on demand	3,502,504	-54,704	-	-	3,447,800
b) other loans	21,478,420	1,533,391	-	-	23,011,811
40. Loans to customers	**117,622,315**	**1,732,497**	**-**	**-**	**119,354,812**
of which:					
- loans with deposits received in administration	*152,077*	-	-	-	*152,077*
50. Bonds and other debt securities:	**28,111,966**	**1,002,679**	**-**	**-**	**29,114,645**
a) of government issuers	16,925,698	679,498	-	-	17,605,196
b) of banks	6,552,188	312,046	-	-	6,864,234
of which:					
- own securities	*99,927*	-	-	-	*99,927*
c) of financial institutions	2,819,813	-	-	-	2,819,813
of which:					
- own securities	-	-			-
d) of other issuers	1,814,267	11,135	-	-	1,825,402
60. Shares, interests and other variable yield securities	**1,255,213**	**80,849**	**-**	**-**	**1,336,062**
70. Equity investments	**2,228,673**	**-55,899**	**-**	**-**	**2,172,774**
a) valued at net equity	435,529	8,950	-	-	444,479
b) other	1,793,144	-64,849	-	-	1,728,295
80. Equity investments in Group companies	**62,879**	**114,543**	**-**	**-**	**177,422**
a) valued at net equity	44,557	114,945	-	-	159,502
b) other	18,322	-402	-	-	17,920
90. Positive consolidation differences	**791,479**	**-15,249**	**117,417**	**-**	**893,647**
100. Positive net equity differences	**893**	**15,249**	**-**	**-**	**16,142**
110. Intangible fixed assets	**1,636,788**	**4,093**	**33,144**	**-**	**1,674,025**
of which:					
- start-up costs	*4,782*	-	-	-	*4,782*
- goodwill	*1,337,240*	-	*33,144*	-	*1,370,384*
120. Tangible fixed assets	**3,172,352**	**132,748**	**57,503**	**-**	**3,362,603**
150. Other assets	**20,138,329**	**106,551**	**-**	**-**	**20,244,880**
160. Accrued income and prepaid expenses:	**2,950,514**	**55,718**	**-**	**-**	**3,006,232**
a) accrued income	2,064,687	53,730	-	-	2,118,417
b) prepaid expenses	885,827	1,988	-	-	887,815
of which:					
- issue discount on securities	*13,199*	-	-	-	*13,199*
Total assets	**208,388,104**	**5,171,679**	**208,064**	**-**	**213,767,847**

Liabilities and Shareholders' Equity

(€ thousands)	AMOUNTS AS AT 31.12.2001 HISTORICAL	CHANGES DUE TO: CHANGE IN SCOPE OF CONSOLIDATION	S3 PROJECT	RESTATEMENT LEG. D. 153/99 PROVISION	AMOUNTS AS AT 31.12.2001 RESTATED
10. Due to banks:	**34,030,396**	**281,625**	**-**	**-**	**34,312,021**
a) on demand	3,976,601	28,163	-	-	4,004,764
b) on term or with notice	30,053,795	253,462	-	-	30,307,257
20. Due to customers:	**91,166,419**	**4,216,841**	**-**	**-**	**95,383,260**
a) on demand	59,091,345	1,723,412	-	-	60,814,757
b) on term or with notice	32,075,074	2,493,429	-	-	34,568,503
30. Securities in issue:	**35,868,149**	**-**	**-**	**-**	**35,868,149**
a) bonds	18,750,370	-	-	-	18,750,370
b) certificates of deposit	15,934,109	-	-	-	15,934,109
c) other securities	1,183,670	-	-	-	1,183,670
40. Deposits received in administration	**285,873**	**-**	**-**	**-**	**285,873**
50. Other liabilities	**19,695,754**	**118,347**	**313,205**		**20,127,306**
60. Accrued liabilities and deferred income:	**3,083,050**	**97,038**	**-**	**-**	**3,180,088**
a) accrued liabilities	2,033,963	92,320	-	-	2,126,283
b) deferred income	1,049,087	4,718	-	-	1,053,805
70. Reserve for employee severance pay	**925,519**	**-**	**-**	**-**	**925,519**
80. Reserves for risks and charges:	**3,653,015**	**23,131**	**-**	**-**	**3,676,146**
a) Reserve for pensions and similar obligations	546,895	-	-	-	546,895
b) Taxation reserve	2,050,403	17,958	-	96,451	2,164,812
c) Consolidation reserve for future risks and charges	53,447	-	-	-	53,447
d) Other reserves	1,002,270	5,173	-	-96,451	910,992
90. Loan loss reserves	**148,246**	**-**	**-**	**-**	**148,246**
100. Fund for general banking risks	**66,675**	**-**	**66,788**	**-**	**133,463**
110. Subordinated debt	**7,071,017**	**2,315**	**-**	**-**	**7,073,332**
120. Negative consolidation differences	**48,235**	**-**	**2,675**	**-**	**50,910**
130. Negative net equity differences	**8,230**	**-**	**31**	**-**	**8,261**
140. Minority portion of shareholders' equity (+/-)	**+2,869,583**	**+432,382**	**-1,635,181**	**-**	**+1,666,784**
150. Capital	**2,523,215**	**-**	**564,366**	**-**	**3,087,581**
160. Share premium reserve	**3,117,283**	**-**	**-**	**-**	**3,117,283**
170. Reserves:	**2,160,108**	**-**	**1,080,909**	**-**	**3,241,017**
a) legal reserve	259,479	-	-	-	259,479
c) statutory reserve	531,822	-	-	-	531,822
d) other reserves	1,368,807	-	1,080,909	-	2,449,716
180. Revaluation reserve	**213,390**	**-**	**-184,729**	**-**	**28,661**
190. Retained earnings	**228**	**-**	**-**	**-**	**228**
200. Net profit	**1,453,719**	**-**	**-**	**-**	**1,453,719**
Total liabilities and shareholders' equity	**208,388,104**	**5,171,679**	**208,064**	**-**	**213,767,847**

Guarantees and Commitments

	AMOUNTS AS AT 31.12.2001 HISTORICAL	CHANGES DUE TO: CHANGE IN SCOPE OF CONSOLIDATION	S3 PROJECT	RESTATEMENT LEG. D. 153/99 PROVISION	AMOUNTS AS AT 31.12.2001 RESTATED
10. Guarantees given	**12,918,692**	**196,804**	**-**	**-**	**13,115,496**
of which:					
- acceptances	*27,719*	*-386*	-	-	*27,333*
- other guarantees	*12,890,973*	*197,190*	-	-	*13,088,163*
20. Commitments	**28,510,622**	**496,415**	**-**	**-**	**29,007,037**
of which:					
- for sales with repurchase obligations	-	-	-	-	-



114

Consolidated Profit and Loss Account as at 31 December 2001

Restated following changes in the basis of consolidation, the S3 project and restatement of the provision made pursuant to Legislative Decree 153/99

(€ thousands)	2001	CHANGES DUE TO: CHANGE IN SCOPE OF CONSOLIDATION	S3 PROJECT	RESTATEMENT LEG. D. 153/99 PROVISION	2001 RESTATED
10. Interest income and similar revenues	11,717,282	88,236	-	-	11,805,518
of which:					
- on loans to customers	*8,488,002*	*-10,400*	-	-	*8,477,602*
- on debt securities	*1,955,207*	*50,324*	-	-	*2,005,531*
20. Interest expense and similar charges	6,746,779	71,777	-	-	6,818,556
of which:					
- on amounts due to customers	*2,744,450*	*100,661*	-	-	*2,845,111*
- on securities in issue	*1,444,008*	-	-	-	*1,444,008*
30. Dividends and other revenues:	78,058	2,798	-	-	80,856
a) on shares, interests and other variable yield securities	26,230	2,755	-	-	28,985
b) on equity investments	·51,828	43	-	-	51,871
c) on equity investments in Group companies	-	-	-	-	-
40. Commission income	3,837,430	58,119	-	-	3,895,549
50. Commission expense	546,519	11,221	-	-	557,740
60. Trading profits (losses)	933,114	27,096	-	-	960,210
70. Other operating income	1,067,483	-22,828	-	-	1,044,655
80. Administrative costs:	4,857,977	82,621	-	-	4,940,598
a) Payroll costs	3,044,556	57,977	-	-	3,102,533
of which:					
- Wages and salaries	*2,151,868*	*87,651*	-	-	*2,239,519*
- Social security contributions	*583,135*	*16,745*	-	-	*599,880*
- Severance pay	*130,391*	*-1,621*	-	-	*128,770*
- Pensions and similar benefits	*46,402*	*27*	-	-	*46,429*
b) other administrative costs	1,813,421	24,644	-	-	1,838,065
90. Writedowns of tangible and intangible fixed assets	681,900	8,045	-	-	689,945
100. Provisions for risks and charges	256,545	-2,879	-	-96,451	157,215
110. Other operating expenses	351,772	-49,593	-	-	302,179
120. Writedowns of loans and provisions for guarantees and commitments	1,285,084	-22,959	-	-	1,262,125
130. Write-backs of loans and provisions for guarantees and commitments	489,620	46,412	-	-	536,032
140. Provisions to loan loss reserves	57,367	-	-	-	57,367
150. Writedowns of financial investments	148,130	8,554	-	-	156,684
160. Write-backs of financial investments	21,301	-310	-	-	20,991
170. Income (Loss) from equity investments valued at net equity	422	13,350	-	-	13,772
180. Profit (Loss) before extraordinary items and income tax	**3,212,637**	**106,086**	**-**	**96,451**	**3,415,174**
190. Extraordinary income	417,315	-12,011	-	-	405,304
200. Extraordinary charges	185,986	7,327	-	-	193,313
210. Extraordinary income (charges) - net	**231,329**	**-19,338**	**-**	**-**	**211,991**
230. Change in fund for general banking risks	+4,810	-	-	-	+4,810
240. Income tax for the year	1,484,562	15,723	-	96,451	1,596,736
250. Minority portion of profit (loss) for the year	500,875	71,025	-	-	571,900
of which:					
profit related to minorities acquired through S3 project			*313,205*		*313,205*
260. Net profit	**1,453,719**	**-**	**-**	**-**	**1,453,719**

Notes to the Consolidated Accounts

SCOPE OF CONSOLIDATION

The consolidated report on operations provides combined coverage of the balance sheet, financial conditions and operating results as at 31 December 2002 of the UniCredit Italiano Banking Group (Register of Banking Groups, Code No. 3135.1), which includes the Parent Company, companies in which the Parent Company holds a majority of voting rights either directly or indirectly, and companies that are controlled pursuant to provisions of bylaws and agreements of shareholders (dominant influence) which operate in the banking and financial sectors or which carry out, as their exclusive or main business, an activity which is complementary to that of the Group companies.

Consolidation is on a line-by-line basis for the accounts of the Parent Company and those companies that belong to the Bank Group (the Pekao, Pioneer and Zagrebačka Groups, as described below, are consolidated on the basis of their respective consolidated accounts), with the exception of:

- companies not operating as at 31 December 2002 (valued using the equity method):
  TradingLab Inc., Locat Leasing d.o.o., Sviluppo Nord-Ovest S.G.R.p.A., Old City Financial Services Ltd., Ot Financial Services Nominees Ltd.. Also UniCredit Audit S.p.A., UniCredit Servizi Private S.p.A., UniCredit Servizi Corporate S.p.A. (newly established companies).
- companies in liquidation (carried at cost):
  Auges S.p.A. SIM, Agroinvest FPS a.s., Pioneer Funds Management Ltd., Medtrade d.o.o., Veleks d.o.o.
- companies which, due to their size, are considered irrelevant for the purposes of the clarity of the accounts pursuant to paragraph 1 of art. 29 of Legislative Decree 87/92.
  These include:
  - *companies valued using the equity method*
    UniCredit International Services UNICIIS S.r.l., UniCredit Consulting S.r.l., Ventura Finance S.p.A., Pekao Financial Services Sp. Zo.o., Pekao Informatyka Sp.Zo.o, Trinity Management Sp. Zo.o,. Access Sp.Zo.o., Central Poland Fund Llc,, Pioneer Consulting Services S.A., Marketing Zagrebacke Banke d.o.o., Upi Poslovni System d.o.o., Zane BH d.o.o.
  - *companies carried at cost*
    Pracownicze Towarzystwo Emerytalne S.A., Pekao Uslugi Korporacyjne S.A. (formerly Pekao/Alliance Capital Management S.A. in liquidation), Zaba d.o.o.

Orbit Asset Management Limited, which belongs to the Pioneer Group, is consolidated using the proportional method.

The investment in Koç Finansal Hizmetler was consolidated using the equity method, having been acquired close to the end of the year (October 2002).

The following equity investments are also included in the scope of consolidation:
- those companies under direct and/or indirect or joint control, which engage in businesses other than banking, financial, or ancillary operations;
- those companies in which the direct and/or indirect stake held is between 20 and 50 percent.

These companies are valued using the equity method.

Companies subject to significant influence but small in size, those to be sold or those not operating, which are valued at cost, are excluded from consolidation.

For the complete list of significant equity investments indicating the respective consolidation methods, see section 3.1, "Significant Equity Investments", in the Notes to Accounts.

The list below provides an overview of Group companies:

1. Investments consolidated using the line-by-line method

Domestic Credit Institutions

UniCredito Italiano S.p.A.
Banca dell'Umbria 1462 S.p.A.
Cassa di Risparmio di Carpi S.p.A.
UniCredit Banca S.p.A. (formerly Credito Italiano S.p.A.)
UniCredit Banca Mobiliare S.p.A.
TradingLab Banca S.p.A.
Banca Mediocredito S.p.A.
UniCredito Gestione Crediti S.p.A.
(formerly Mediovenezie Banca S.p.A.)
Adalya Banca Immobiliare S.p.A.
Xelion Banca S.p.A. (formerly Xelion Sim S.p.A.)
Clarima Banca S.p.A. (formerly Clarima S.p.A.)

Domestic Financial Companies

Cordusio Società Fiduciaria per Azioni
CreditRas Previdenza S.p.A. I.M.
UniCredit Fondi S.G.R. p.A. (formerly Gesticredit S.G.R.p.A.)
Locat S.p.A.
UniCredit Factoring S.p.A.
Uniriscossioni S.p.A.
Fida Sim S.p.A.
F.R.T. Fiduciaria Risparmio Torino Sim S.p.A.
Rolo Pioneer S.G.R.p.A.
Grifofactor S.p.A.
S+R Investimenti e Gestioni S.G.R.p.A.
Quercia Funding S.r.l.

Domestic Ancillary Companies

Quercia Software S.p.A.
Trivimm S.p.A.
UniCredit Produzioni Accentrate S.p.A.
UniCredit Servizi Informativi S.p.A.

Non-domestic Credit Institutions

Banque Monegasque de Gestion S.A.
UniCredit (Suisse) Bank S.A.
UniCredito Italiano Bank (Ireland) Plc
Banca Agricola Commerciale della Repubblica di San Marino S.A.
Bulbank A.D.
Unibanka A.S. (formerly Pol'nobanka a.s.)
Cassa di Risparmio di Trieste Banca d.d.
UniCredit Romania S.A. (formerly Demirbank Romania S.A.)

Non-domestic Financial Companies

Bac Fiduciaria S.p.A.
Tyrerescom Ltd
UniCredit Delaware Inc.
Cariverona Ireland Plc
CR Trieste Ireland Ltd
Pioneer Investment Management S.A.
Rolo Pioneer Luxembourg S.A.
Euro Capital Structures Ltd.
UniCredit Capital Italia Advisory Company S.A.
UniCredito Italiano Capital Trust I
UniCredito Italiano Capital Trust II
UniCredito Italiano Funding LLC I
UniCredito Italiano Funding LLC II

Pekao Group

Bank Pekao S.A.
Bank Pekao (Ukraina) Ltd
Bank Polska Kasa Opieki Tel-Aviv Ltd
Centralny Dom Maklerski Grupy Pekao S.A. Spolka Akcyjna
Drukbank Sp.z.o.o.
Leasing Fabryczny Sp.Zo.o.
Pekao Faktoring Sp.Zo.o.
Pekao Fundusz Kapitalowy Sp. Zo.o.
Pekao Leasing Sp.Zo.o.
Pekao Pioneer PTE S.A.

Pioneer Group

Pioneer Global Asset Management S.p.A.
Pioneer Investment Management S.G.R. p.A.
Pioneer Alternative Investment Management S.G.R.p.A
Pioneer Alternative Investment Management Ltd
Pioneer Fonds Marketing Gmbh
Pioneer Global Funds Distributor Ltd
Pioneer Global Investments Ltd
Pioneer Institutional Investment Management S.A.
Pioneer Investment Management Ltd.
Pioneer Pekao Investment Management S.A.
Pioneer Pekao TFI S.A.
Pioneer Investment Management USA Inc.
Pioneer Czech Financial Company Sro
Pioneer Czech Investment Company A.S.
Pioneer Investment Management Inc.
Pioneer Funds Distributor Inc.
Pioneer Investment Management Shareholder Services Inc.
Momentum Holdings Limited
KI7(7) Limited
Momentum UK Limited
Moriah S.A.
Momentum Asia Limited
Momentum Asset Management Limited
Momentum New York Limited
Momentum Advisory Limited
Momentum Asia (Hong Kong) Limited
Momentum Australia (PTY) Limited
Momentum Marketing Limited
Special Fund Marketing Israel Limited

Zagrebačka Group

Zagrebačka Banka d.d.
Prva Stambena Stedionica d.d.
Universal Banka d.d.
Varazdinska Banka d.d.
Zagrebačka Banka BH d.d.
ZB Brokeri d.o.o.
ZB Invest d.o.o.
Pominvest d.d.
Zagreb Nekretnine d.o.o.

2.Investments consolidated using the proportional method

Pioneer Group

Orbit Asset Management Limited

3. Investments consolidated using the equity method

Broker Credit S.p.A.
Commercial Union Vita S.p.A.
UniCredit International Services UniCIIS S.r.l.
CreditRas Assicurazioni S.p.A
CreditRas Vita S.p.A
Fidia Fondo Interbancario d'Investimento Azionario S.G.R.p.A.
Selezione Terza S.r.l.
S.T.T. S.p.A.
UniCredit Assicura S.r.l.
UniCredit Consulting S.r.l.
UniCredit Energia S.c.r.l.
Banca Cassa di Risparmio di Savigliano S.p.A.
Consorzio CA.RI.CE.SE
Cassa di Risparmio di Bra S.p.A.
Cassa di Risparmio di Fossano S.p.A.
Cassa di Risparmio di Saluzzo S.p.A.

Liseuro S.p.A.
Società Friulana Esazione Tributi – S.F.E.T. S.p.A.
S.S.I.S. Società Servizi Informatici Sammarinese S.p.A.
Agrocons Centrum A.S. (in liquidation)
Grifo Insurance Brokers S.r.l.
Immobiliare Lombarda S.p.A.
Locat Rent S.p.A.
Ventura Finance S.p.A.
Locat Leasing d.o.o.
Vivacity S.p.A.
Milano Innovazione S.G.R. S.p.A.
TradingLab Inc.
I-Faber S.p.A.
TLX S.p.A.
E2E Infotech Ltd
Sviluppo Nord-Ovest S.G.R.p.A.
UniCredit ServiceLab S.p.A.
UniCredit Servizi Private S.p.A.
UniCredit Servizi Corporate S.p.A.
UniCredit Audit S.p.A.
On Investment Services S.r.l.
Demir Romlease S.A.
Demir Securities Romania S.A.
Koç Finansal Hizmetler

Pekao Group
BDK Consulting Ltd
Pekao Development Sp.Zo.o.
Pekao Financial Services Sp.Zo.o.
Pekao Informatyka Sp.Zo.o.
Trinity Management Sp.Zo.o.
Jupiter NFI S.A.
Access Sp. Zo.o.
Central Poland Fund LLC
Grupa Inwestycyjna Nywing S.A.
Hotel Jan III Sobieski Sp.Zo.o.
(formerly Syrena International Sp.Zo.o.)
Krajowa Izba Rozliczeniowa S.A.

Pioneer Group
Pioneer Consulting Services S.A.
Old City Financial Services Limited
Ot Financial Services Nominees Limited

Zagrebačka Group
Allianz Zagreb Dionicko Drustvo Za Osiguranje
Allianz Zb d.o.o. Drustvo Za Upravljanje Obveznim
Mirovinskim Fondom
Allianz Zb d.o.o. Drustvo Za Upravljanje Dobrovoljnim
Mirovinskim Fondom
Centar Gradski Podrum d.o.o.
Centar Kaptol d.o.o.
Istraturist Umag, Hotelijerstvo I Turizam d.d.
Lipa d.d.
Marketing Zagrebačke Banke d.o.o
Zaba Turizam d.o.o.
Zane BH d.o.o.
Upi Poslovni Sistem d.o.o.

CONSOLIDATION POLICIES AND PRINCIPLES

The accounting policies and principles of consolidation followed are reported below.

Accounts included in consolidation

The Accounts of the Parent Company as at 31 December 2002 and of subsidiaries consolidated using the line-by-line method were used for consolidation, as prepared and approved by the appropriate company bodies prior to the approval of the Group's consolidated accounts by the Board of Directors of UniCredito Italiano S.p.A. These accounts will be submitted for the approval of the respective shareholders' meetings, which will take place on a date prior to that of the Parent Company.

As specified above in the section on "Scope of Consolidation", for the consolidation of the Pekao, Pioneer and Zagrebacka Groups, the respective consolidated accounts of these groups were used, as restated using the format required by Italian regulations.

The accounts used for the line-by-line consolidation were appropriately restated and adjusted to take into account consolidation requirements and, as necessary, revised to standardise them to the Group's accounting principles.

Leading auditing firms certified the accounts of the main companies consolidated on a line-by-line basis.

For the purposes of consolidation, accounts prepared using the "financial method" were used for the Group's leasing operations.

Equity investments were valued using the equity method on the basis of the latest available accounts or draft accounts.

Accounts expressed in foreign currencies were converted on the basis of official exchange rates at the end of the year for consolidation on a line-by-line basis and for valuation using the equity method.

Consolidation of equity investments

The book value of **equity investments in subsidiaries** included for the first time in consolidation is offset by the corresponding fraction of the shareholders' equity of those companies, and their assets and liabilities are included using the *line-by-line or proportional* method. The difference resulting from this offset is allocated in the consolidated accounts, where possible, to the asset or liability items of the subsidiary.

Any remaining **negative** difference is posted to the consolidated balance sheet in the item "negative consolidation differences", and any **positive** difference is posted to the consolidated balance sheet in the item "positive consolidation differences", to be amortised over a period of 10 years. For those equity investments made and consolidated during the second half of the year, amortisation is calculated as a fraction of the months of ownership out of the total months of the year.

If the negative difference is due to a projection of poor future operating performance of the subsidiary, it is posted to the "consolidation reserve for future risks and charges", which is transferred to the consolidated profit and loss account when, and to the extent, this projection materialises.

The operating results of companies being included in, or removed from, consolidation on a line-by-line basis in 2002 were included in the Group's consolidated net profit in proportion to the percentage and period held; the difference was allocated to minority interests.

Consolidated reserves also include the differences resulting from the conversion of shareholders' equity (at the official year-end exchange rate) expressed in the foreign currencies of the subsidiaries included in consolidation.

For those companies consolidated using the line-by-line or proportional method, consolidation procedures were followed as set forth in Circular No. 166 of the Supervisory Authority for the implementation of Legislative Decree 87/92:
- sum of the items of the individual accounts in accordance with the mandatory formats;
- elimination of balance sheet and profit and loss items arising from intra-group transactions, with the exception of trading profits and losses, and income and charges comparable to interest related to "off balance sheet" transactions, and forward currency and security transactions. These items were not eliminated so as to provide a more precise and accurate representation of the group's various operating and financial situations and the related sources of expenses and revenues. However, these transactions were carried out at market prices;
- elimination of dividends collected within the Group and of writedowns and write-backs on consolidated equity investments;
- elimination of the book value of subsidiaries from the accounts of the parent company against the equity of the subsidiaries, taking into account what was noted above with regard to consolidation differences and changes;
- posting of minority interests, including negative and positive consolidation and net equity differences resulting from the consolidation of indirect equity investments, in the appropriate liability account, with a separate indication in the profit and loss account of minority portion of net profit.
  The minority interest in revaluation reserves and the fund for general banking risks are excepted from this procedure. They are maintained as a separate item with a notation of the relevant minority interest.

Changes in the value of the shareholders' equity of subsidiaries corresponding to the stake held that occur in the years following the first application of the consolidation principles, are posted in balance sheet item 170 d), ("other reserves").

Those **equity investments** over which the parent company exercises significant influence, i.e., those in which the equity investment percentage is greater than 20%, and those subsidiaries not consolidated on a line-by-line basis, are consolidated using the equity method.

If book value exceeds the corresponding fraction of shareholders' equity found upon application of the principle, which is attributed to goodwill, is posted to the balance sheet asset item "positive net equity differences".

If the book value is found to be lower than the corresponding fraction of shareholders' equity, the difference is posted to the item "negative net equity differences", or, when such difference is the result of the projection of changes in the future operating results of the subsidiary, it is posted to sub-item c) "consolidation reserve for future risks and charges" under the item "reserves for risks and charges."

Changes in the net equity of the subsidiary corresponding to the interest held which occur in the years following the year in which the accounting principle is first applied, are posted as follows:
- to the extent of the net profit (loss) for the period, in item 170 of the profit and loss account ("Income (loss) from equity investments valued at net equity");
- to the extent of the increase (decrease) in shareholders' equity, in item 170 d) of the balance sheet ("other reserves").

CHANGES IN THE SCOPE OF CONSOLIDATION

Below are changes in the scope of consolidation as at 31 December 2002 compared to 31 December 2001:

A. COMPANIES INCLUDED IN CONSOLIDATION

A.1 Line-by-line method

Additions

Acquisitions:

- Zagrebacka Banka d.d.
- UniCredit Romania S.A.

Acquisition through Pioneer Global Asset Management S.p.A.:
- Momentum Holdings Limited

Transfer from equity investments valued at net equity:
- Leasing Fabryczny Sp.Zo.o.

Based on the line-by-line consolidation of Zagrebacka Banka d.d.:
- Prva Stambena Stedionica d.d.
- Varazdinska Banka d.d.
- ZB Brokeri d.o.o.
- ZB Invest d.o.o.
- Pominvest d.d.
- Zagreb Nekretnine d.o.o.
- Universal Banka d.d.
- Zagrebacka Banka Bh d.d.

Based on the line-by-line consolidation of Momentum Holdings Limited:
- Momentum Advisory Limited
- Momentum Asia Limited
- Momentum Marketing Limited
- Momentum Asset Management Limited
- Special Fund Marketing Israel Limited
- Momentum Australia (PTY) Limited
- Momentum Asia (Hong Kong) Limited
- Momentum UK Limited
- Moriah S.A.
- KI7(7) Limited
- Momentum New York Limited

Newly established company:
- BAC Fiduciaria S.p.A.

In addition, during the 2002 year, OnBanca S.p.A. was absorbed by UniCredito Italiano S.p.A.

Exclusions

Companies liquidated or sold:
- Splitska Banka d.d.
- Pioneer International Corp.

Absorption by UniCredito Italiano of:
- Banca CRT
- Cariverona Banca S.p.A.
- Cassa di Risparmio di Trento e Rovereto S.p.A.
- Cassa di Risparmio di Trieste Banca S.p.A.
- Cassamarca S.p.A.
- Rolo Banca 1473 S.p.A.
- Credit Carimonte S.p.A.

Absorption by UniCredit Fondi S.G.R.p.A. (formerly Gesticredit S.G.R. p.a.) of:
- Fondinvest Risparmio S.G.R.p.A.
- Gestiveneto S.G.R.p.A.

A.2 Proportional method

Additions

Based on the line-by-line consolidation of Momentum Holdings Limited:
- Orbit Asset Management Limited

B. EQUITY INVESTMENTS VALUED AT EQUITY

Additions

Newly established companies :
- Sviluppo Nord-Ovest S.G.R.p.A.
- TLX S.p.A.
- UniCredit Energia S.c.r.l.
- UniCredit ServiceLab S.p.A.
- UniCredit Audit S.p.A.
- UniCredit Servizi Corporate S.p.A.
- UniCredit Servizi Private S.p.A.

Acquisitions:
- E2E Infotech Ltd
- Demir Romlease S.A.
- Koç Finansal Hizmetler

Based on the line-by-line consolidation of the controlling Company/ies:
- Allianz Zagreb Dionicko Drustvo Za Osiguranje
- Allianz Zb d.o.o. Drustvo Za Upravljanje Obveznim Mirovinskim Fondom
- Allianz Zb d.o.o. Drustvo Za Upravljanje Dobrovoljnim Mirovinskim Fondom
- Centar Gradski Podrum d.o.o.
- Centar Kaptol d.o.o.
- Istraturist Umag, Hotelijerstvo I Turizam d.d.
- Lipa d.d.
- Marketing Zagrebacke Banke d.o.o.
- Upi Poslovni Sistem d.o.o.
- Zaba Turizam d.o.o.
- Zane BH d.o.o.
- Demir Securities Romania S.A.
- Old City Financial Services Limited
- Ot Financial Services Nominees Limited

Based on the absorption of OnBanca S.p.A.:
- On Investment Services S.r.l.

Transfer from Other Significant Investments carried at cost:
- Central Poland Fund LLC
- Grupa Inwestycyjna Nywing S.A.
- Hotel Jan III Sobieski Sp.Zo.o. (formerly Syrena International Sp.Zo.o.)
- Krajowa Izba Rozliczeniowa S.A.

Exclusions

Companies liquidated or sold:
- Prominvestment S.p.A.
- Pekao Trading Corporation S.A.
- BHI S.A.
- Pioneer ITI Amc Ltd
- Immocri S.p.A.
- UniCredit Finance Corporation Ltd (in liquidation)
- Pioneer Financial Services Sp.Zo.o. (in liquidation)

Based on the sale of the controlling company:
- Adriatic Invest d.o.o.
- Sb Trade d.o.o.

Transfer to equity investments consolidated on a line-by-line basis:
- Leasing Fabryczny Sp.Zo.o.

Absorption by CreditRas Vita of:
- Duerrevita

C. OTHER SIGNIFICANT EQUITY INVESTMENTS

Additions

Acquisitions:

- Consorzio SE.TEL. Servizi Telematici
- Polonit Sp.Zo.o.

Based on the line-by-line consolidation of the controlling company/ies:
- Europay Hrvatska d.o.o.
- Medtrade d.o.o. (in liquidation)
- Veleks d.d. (in liquidation)
- Zaba d.o.o.

Other changes :
- Pollena Ewa S.A.
- PPOW Tolkmicko Sp.Zo.o.
- Zaslaw Zpin Sp.Zo.o.
- Jarocinskie Fabryki Mebli (JFM)

Exclusions

Based on the sale of the controlling company:
- Marivaturist d.d.

Companies liquidated or sold:
- Ente Autonomo per le Fiere di Verona
- TCD – TriesteCittàDigitale S.p.A. (in liquidation)
- Pekao Delta Trading Company PTY Ltd.
- PKO Trading Corporation
- Lubelska Korporacja Komunikacijna Sp.Zo.o.
- Lannen Polska Sp.Zo.o.

Transfer to equity investments consolidated on a net equity Basis:
- Central Poland Fund LLC
- Grupa Inwestycyjna Nywing S.A.
- Hotel Jan III Sobieski Sp.Zo.o. (formerly Syrena International Sp.Zo.o.)
- Krajowa Izba Rozliczeniowa S.A.

Section 1 DESCRIPTION OF ACCOUNTING PRINCIPLES

The Parent Company has provided appropriate guidelines for obtaining a high degree of standardisation in accounting policies and principles used and the reporting of certain operating events.

The accounting principles used are in line with those used for the preparation of the consolidated accounts as at 31 December 2001.

Furthermore, in accordance with legislative provisions, assets and liabilities reported in accounts and "off balance sheet" items are valued separately; however, interrelated assets and liabilities are valued in a consistent manner.

Interrelation exists, in any case, in hedging transactions.

1. Loans - Guarantees and commitments

Loans

Loans are valued at their estimated realisable value, which is determined in part by taking into account market prices when available, on the basis of:

a) the debtors' solvency;

b) the difficulty of servicing debt in countries where debtors reside.

As regards customers, the estimated realisable value is determined on the basis of a careful assessment of all elements characterizing the history of the relationships, and also taking into account information available as to the balance sheet, operating performance and financial condition of debtors.

Consideration is also given to the nature of the business performed, of the degree of risk of the particular type of credit facility, and any guarantees given.

The following should be noted regarding the various categories of "**bad and doubtful debts**":

- **Non-performing loans** are those loans that have formally deteriorated, and consist of exposure to customers that are in a state of insolvency, even if not determined by a court, or in comparable situations; valuations are determined analytically;

- **Doubtful loans** are defined as loans to borrowers considered to be in temporary difficulties, which are expected to be resolved in a reasonable period of time. They are usually assessed for a total amount on a historical and statistical basis, and analytically when circumstances make this advisable;

- **Loans to countries at risk**, i.e., to central governments, banks or customers established in countries having difficulties servicing their debt, are valued using the percentages used by the Italian banking industry. Such loans are subject to periodic review with regard to the countries to be included in this area and the level of the writedown to be applied; when circumstances make it advisable, general writedowns are supplemented by specific writedowns;

- **Consolidated or restructured exposure, or exposure subject to possible consolidation or restructuring** represent exposure to counterparties with which agreements have been or are being concluded, which call for the granting of a moratorium on debt repayment and the simultaneous renegotiation of terms and conditions at below-market terms and interest rates, the conversion of a portion of the loans into shares and/or potential principal write-offs. They are valued on a specific basis, with the inclusion in writedowns of the discounted charge resulting from any renegotiated rates and terms which are lower than the related cost of funds.

Bad and doubtful debts are identified by the portfolio managers responsible for the relationships concerned. They operate under powers delegated to them, using, as necessary, specialised scoring systems which analyse the performance of the relationship in question.

Each Group bank has a centralised team which is responsible for monitoring and overseeing the entire customer portfolio.

With regard to "**performing loans**" to customers, a general writedown is made (for so-called inherent risk) on exposures related to the entire loan portfolio or those business sectors which have a higher risk profile at that time.

Guarantees and commitments

Guarantees issued and commitments assumed that incorporate credit risk are reported at the total amount of the commitment assumed and are valued using the same criteria as for loans.

Estimated losses from the valuation of guarantees and commitments are covered by appropriate reserves.

If the reasons which gave rise to the writedowns related to loans, guarantees and commitments are no longer applicable, in whole or in part, the necessary write-backs are carried out.

2. "Off balance sheet" securities and transactions (other than those involving foreign currencies)

2.1. Investment securities

Securities that are classified as financial fixed assets are valued at purchase cost adjusted, as applicable, for any writedowns necessary to account for the permanent deterioration of the solvency of the issuer and of the debt repayment capacity of the issuer's country of residence, unless there are appropriate guarantees.

The writedowns carried out are cancelled in whole or in part when the reasons which gave rise to them no longer apply.

Cost is determined using the principle of "weighted-average rolling cost" on a daily basis.

Purchase cost is adjusted for the applicable portion of the bond issue premium or discount (net of withholding accrued until the application of Legislative Decree 239/96), and the analogous portion of the difference, whether positive or negative, between the purchase cost and issuance amount of the securities.

2.2. Trading securities

Securities not valued as financial fixed assets are valued:
a) at market value, if listed on regulated markets;
b) at the lower of cost or market, if not listed on regulated markets.

Cost is determined using the principle of "weighted-average rolling cost" on a daily basis adjusted for the applicable portion, during the period, of the premium or discount on the securities (net of withholding tax accrued until the application of Legislative Decree 239/96).

Market value is determined as follows:
a) for securities listed on regulated Italian and foreign markets, using the price reported on the last day of the period, when a substantial portion of the securities are hedged by derivative contracts; for all other cases, the average price for December is used;
b) for securities not listed on regulated Italian and foreign markets, using the estimated sales value.

Reference is made to the following to determine the latter value:
- market performance for similar securities listed on regulated Italian and foreign markets;
- the discounting of future cash flows on the basis of projected market returns;
- the solvency of the issuers;
- any difficulty servicing debt in countries where issuers reside;
- other information that can be determined objectively.

2.3. "Off balance sheet" transactions

"Off balance sheet" transactions, except those for foreign currencies, which are classified as financial fixed assets, are valued at contract value for spot or forward securities trading contracts that have not been settled, or for derivative contracts with an underlying security.

"Off balance sheet" *transactions, except those for foreign currencies, which are not classified as financial fixed assets, are primarily* valued using the following criteria:

a) spot or forward contracts that have not been settled:

- if involving securities that are listed on regulated markets, at the market value, meaning the price determined at the end of the period for maturities corresponding to those transactions being valued;
- if involving securities that are not listed on regulated markets, at the lower of the contract value and the market value for purchases, and at the higher of the above for sales. To determine market value, reference is made to the principles reported in the discussion of valuation of unlisted "trading" securities, and to the paragraph above;

b) derivative contracts with underlying securities, or linked to interest rates, indexes or other assets:

- if held in trading portfolios, they are valued on the basis of market values, which are defined as follows:
  - for contracts listed on regulated markets, the respective prices;
  - for other contracts, the values obtained by referring to parameters that are listed or available on normally utilised information channels at the international level, and in any event determined objectively;
- if held for hedging purposes, they are treated in the same way as the assets / liabilities hedged. Therefore:
  - if they are related to assets or liabilities that are interest bearing and valued at cost / face value (e.g., deposits or investment securities), the derivative contracts are also valued at cost and the differentials / margins that are settled/accrued during the period flow to interest-comparable income (expense), based on a time distribution in keeping with that for the recording of interest generated by the assets or liabilities hedged, in the case of specific hedges, or based on the contract term, in the case of general hedging (in the latter case, for futures or options on securities or interest rates, reference is made to the maturity of the underlying security, even if notional, and for forward rate agreements to the period of time in relation to which the interest differential is calculated);
  - if the assets/liabilities are interest bearing but are valued at market (e.g., portfolios of trading securities):
- the differentials settled or accrued flow to interest, with the exception of those related to single-flow contracts with underlying assets having a life of over one year (e.g., futures and options), which are instead allocated to trading profits or losses;
  - derivative contracts are also subject to valuation, but only to the extent of the portion of differentials accruing, and the results flow to trading profits or losses;
- finally, if the assets or liabilities hedged are not interest bearing and are valued at market (e.g., stocks), the derivative contracts used for hedging (options, futures) are also valued at market and the results flow to trading profits or losses.

3. Equity Investments

Equity investments in companies subject to significant influence are reported in consolidated accounts at a value determined using the equity method as indicated in "**Consolidation principles**".

Equity investments in companies in which the stake held is less than 20% of ordinary capital are valued at the acquisition cost, adjusted, as applicable, for any writedowns necessary to take into account any permanent loss in value.

All or part of the writedowns carried out are eliminated when the reasons which gave rise to them no longer apply.

Equity investments in subsidiaries whose total assets are not material or that do not operate in a similar sector are valued at equity, while those subject to significant influence that are not material or are to be sold are valued at cost.

4. Assets and liabilities in foreign currencies (including "off balance sheet" transactions)

Assets and liabilities denominated in foreign currencies are valued at the spot exchange rate in effect on the date the period ends.

Financial fixed assets which are not hedged, overall or individually, in the spot or forward markets, are valued at the exchange rate in effect on their purchase date.

This does not apply to equity investments partially hedged in the spot or forward markets, which are valued entirely at the spot exchange rate at the end of the period.

Funding in foreign currency used to fund loans in lire covered by government guarantees of exchange risk, is carried at the exchange rates prevailing at the time the loans were made.

Off balance sheet foreign currency transactions are valued as follows:

- spot transactions to be settled, at the spot exchange rate in effect on the date the period ends;
- forward transactions (outright or resulting from repurchase agreements):
  - if entered into for trading reasons, at the forward exchange rate in effect for corresponding maturities;
  - if entered into for hedging purposes, at the spot exchange rate in effect on the date the period ends;

In fact, with regard to the latter, in line with the approach for determining forward prices, it was deemed appropriate to treat them as financial transactions equivalent to the hedging transactions: deposits in the respective foreign currencies and spot exchange transactions. The operating structure established by this approach therefore manages the two components of risk separately:
- that related to the "base", by systematically allocating it to the spot exchange position;
- that related to interest differentials, by reporting it in an appropriate position that treats margins in the same way as interest on deposits, in terms of "applicability".

Other off balance sheet transactions in the form of derivative contracts, are reported at market value if held in portfolios made up of trading securities, or, in line with the assets or liabilities hedged if held for hedging purposes, in accordance with the approach noted above in point 2.3 b.

5. Tangible fixed assets

Tangible fixed assets are reported at purchase cost including ancillary costs, plus any further incremental expenses, with the exception of revaluations made in accordance with the law.

The cost of tangible fixed assets whose use over time is limited are depreciated on a straight-line basis over their remaining useful life.

Tangible fixed assets which, on the date the period ends, have experienced a permanent decline lower than the cost or value described above, are reported at such lower value.

6. Intangible fixed assets

Goodwill and positive consolidation differences are generally amortised over a ten-year period.

The cost of patents, rights to use intellectual property and licences, trademarks and similar rights and assets, are amortised on a straight-line basis over their remaining useful life.

Start-up and expansion costs, research and development costs and other capitalised costs are amortised over a period not to exceed five years.

7. Other aspects

Amounts due to banks and customers and deposits received in administration are reported at face value.

Securities in issue, consisting of bonds, certificates of deposit and bank drafts, are also reported at face value, while zero coupon bonds are posted at issue price plus accrued interest.

Other assets include advances made as part of tax collection operations for uncollected taxes, while other liabilities include the amounts of taxes collected but not yet paid to tax authorities, including any advance tax payments received from taxpayers.

7.1 Deferred taxation

This item includes deferred tax assets and liabilities which originate from the criteria used in the determination of net profit for the period, which differ from those dictated by tax regulations for the determination of taxable income, to the extent of any timing differences.

Assets for deferred tax charges are reported if there is a reasonable certainty of their recovery, which would occur in relation to the capacity to generate future taxable income.

Liabilities for deferred tax are reported unless it is unlikely that they will be incurred.

Each company, based on instructions of the Parent Company, has made the appropriate entries based on its own specific current and future tax situation.

The methods applied are reported in detail in Part B) Notes to the Balance Sheet – Section 7 – Reserves.

Section 2 ADJUSTMENTS AND TAX PROVISIONS

Certain Group companies have made provisions to cover overdue interest which accrued during the period, to the extent that it was deemed to be collectible following assessments made of the amount due on the related loans; it was therefore not posted as an adjustment to corresponding asset values.

These provisions were made in order to obtain the tax benefits provided under Article 71 of Presidential Decree 917/86.

On consolidation, these provisions, and therefore the related tax effect, were reversed.

Provisions made starting in 2001 for the same purpose but in relation to loan principal, were not reversed.

As a result of the effect of the reversals described above, net profit for the period is €21.2 million less (of which the minority interest was insignificant), while the amount remaining in the Reserve in question related to prior periods had a €58.6 million effect on shareholders' equity (of which the minority interest was €1.4 million).

Section 1 LOANS AND ADVANCES

€ '000

LOANS AND ADVANCES BY TYPE OF BORROWER	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
10. Cash and deposits with central banks and post offices	**1,609,848**	**2,344,842**	**1,825,629**
30. Loans to banks	**28,098,561**	**26,459,611**	**24,980,924**
40. Loans to customers	**113,824,110**	**119,354,812**	**117,622,315**
Total	**143,532,519**	**148,159,265**	**144,428,868**

Detail of Item 10 "Cash and deposits with central banks and post offices"

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
Notes and coins	1,491,688	2,142,938	1,792,459
Deposits with the Treasury, the Bank for Deposits and Loans, the post office savings banks and the Italian Exchange Office	13,745	7,320	7,320
Deposits with Bank of Italy and central banks	91,990	193,841	25,107
Other items of value	12,425	743	743
Total	**1,609,848**	**2,344,842**	**1,825,629**

1.1 Detail of Item 30 "Loans to banks"

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
a) Loans to central banks	2,875,603	4,727,325	4,264,520
b) Securities eligible for refinancing at central banks	-	40	40
c) Loans under financial leases	-	578	578
d) Repo transactions	17,630,498	10,003,447	10,000,365
e) Stock lending	42,519	72,880	72,880

1.2 Loans to banks - bad and doubtful debts

€ '000

CATEGORIES/AMOUNTS	31.12.2002 GROSS EXPOSURE	31.12.2002 TOTAL WRITEDOWNS	31.12.2002 NET EXPOSURE	31.12.2001 RESTATED GROSS EXPOSURE	31.12.2001 RESTATED TOTAL WRITEDOWNS	31.12.2001 RESTATED NET EXPOSURE	31.12.2001 HISTORICAL GROSS EXPOSURE	31.12.2001 HISTORICAL TOTAL WRITEDOWNS	31.12.2001 HISTORICAL NET EXPOSURE
A. Doubtful loans	**158,266**	**116,201**	**42,065**	**162,866**	**110,020**	**52,846**	**94,366**	**42,745**	**51,621**
A.1. Non-performing loans	114,881	107,826	7,055	99,637	85,145	14,492	32,579	18,087	14,492
A.2. Doubtful loans	627	157	470	867	217	650	-	-	-
A.3. Loans being restructured	-	-	-	-	-	-	-	-	-
A.4. Restructured loans	-	-	-	-	-	-	-	-	-
A.5. Unsecured loans to countries at risk	42,758	8,218	34,540	62,362	24,658	37,704	61,787	24,658	37,129
B. Performing loans	**28,056,682**	**186**	**28,056,496**	**26,406,871**	**106**	**26,406,765**	**24,929,435**	**132**	**24,929,303**
Total (A+B)	**28,214,948**	**116,387**	**28,098,561**	**26,569,737**	**110,126**	**26,459,611**	**25,023,801**	**42,877**	**24,980,924**

1.3 Changes in bad and doubtful debts - banks

(€ THOUSANDS)	NON - PERFORMING LOANS	DOUBTFUL LOANS	LOANS BEING RESTRUCTURED	RESTRUCTURED LOANS	UNSECURED LOANS TO COUNTRIES AT RISK
A. Initial gross exposure	**32,579**	**-**	**-**	**-**	**61,787**
A.1 of which: for overdue interest	*457*	-	-	-	*14*
B. Increases	**94,916**	**871**	**-**	**-**	**23,638**
B.1 Transfers from performing loans	62	-	-	-	264
B.2 Overdue interest	5,147	-	-	-	-
B.3 Transfers from other categories of bad and doubtful debts	21,602	-	-	-	-
B.4 Other increases *	68,105	871	-		23,374
C. Decreases	**12,614**	**244**	**-**	**-**	**42,667**
C.1 Transfers to performing loans	73	-	-	-	-
C.2 Write-offs	2,240	-	-	-	15
C.3 Recoveries	585	244	-	-	773
C.4 Sales proceeds	-	-	-	-	-
C.5 Transfers to other categories of bad and doubtful debts	-	-	-	-	21,602
C.6 Other decreases	9,716	-	-	-	20,277
D. Final gross exposure	**114,881**	**627**	**-**	**-**	**42,758**
D.1 of which: for overdue interest	*31,816*	-	-	-	-

* Sub-item B.4 "Other increases" includes the changes resulting from the changed scope of consolidation and reclassifications. The effect of the individual items may be seen in table 1.2, in which the book amounts and restated amounts, as at 31 December 2001, are reported in the "gross exposure" column.

1.4 Changes in bad and doubtful debt adjustments - banks

(€ THOUSANDS)	NON - PERFORMING LOANS	DOUBTFUL LOANS	LOANS BEING RESTRUCTURED	RESTRUCTURED LOANS	UNSECURED LOANS TO COUNTRIES AT RISK	PERFORMING LOANS
A. Initial total writedowns	**18,087**	**-**	**-**	**-**	**24,658**	**132**
A.1 of which: for overdue interest	*457*	-	-	-	*14*	*106*
B. Increases	**98,323**	**218**	**-**	**-**	**3,194**	**248**
B.1 Writedowns	20,883	-	-	-	3,194	219
B.1.1 of which: for overdue interest	*5,086*	-	-	-	-	-
B.2 Use of loan loss reserves	-	-	-	-	-	-
B.3 Transfer from other categories of bad and doubtful debts	11,460	-	-	-	-	-
B.4 Other increases *	65,980	218	-	-	-	29
C. Decreases	**8,584**	**61**	**-**	**-**	**19,634**	**194**
C.1 Write-backs from re-assessments	982	61	-	-	6,789	193
C.1.1 of which: for overdue interest	-	-	-	-	-	-
C.2 Write-backs of from recoveries	197	-	-	-	93	-
C.2.1 of which: for overdue interest	-	-	-	-	-	-
C.3 Write-offs	2,240	-	-	-	15	-
C.4 Transfer to other categories of bad and doubtful debts	-	-	-	-	11,460	-
C.5 Other decreases	5,165	-	-	-	1,277	1
D. Final total writedowns	**107,826**	**157**	**-**	**-**	**8,218**	**186**
D.1 of which: for overdue interest	*31,816*	-	-	-	-	*161*

* Sub-item B.4 "Other increases" includes the changes resulting from the changed scope of consolidation and reclassifications. The effect of the individual items may be seen in table 1.2, in which the book amounts and restated amounts, as at 31 December 2001, are reported in the "total writedowns" column.

Detail of Item 30 "Loans to banks"

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
a) on demand:			
Deposits	1,671,029	1,114,337	1,077,444
Loans	153,298	164,363	159,838
Current accounts for services rendered	481,726	1,266,057	1,255,262
Bills and notes discounted	-	822	822
Loans to central banks	562,563	702,650	809,567
Other transactions	129,908	199,571	199,571
	2,998,524	**3,447,800**	**3,502,504**
b) other loans			
Loans to central banks	2,313,040	4,024,675	3,454,953
Loans under financial leases	-	578	578
Deposits	4,526,584	7,928,022	6,983,287
Loans	465,249	645,371	629,519
Non-performing loans	7,055	14,492	14,492
Repo transactions	17,630,498	10,003,447	10,000,365
Stock lending	42,519	72,880	72,880
Bills and notes discounted	24,749	13,427	13,427
of which: securities eligible for refinancing at central banks	-	*40*	*40*
Other forms of loans	90,343	308,919	308,919
	25,100,037	**23,011,811**	**21,478,420**
Total	**28,098,561**	**26,459,611**	**24,980,924**

1.5 Detail of Item 40 "Loans to customers"

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
a) securities eligible for refinancing at central banks	154,961	162,761	162,761
b) loans under financial leases	6,471,351	4,920,570	4,920,207
c) Repo transactions	2,599,954	4,855,067	4,851,547

1.6 Secured loans to customers

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
a) by mortgages	**34,139,131**	**30,088,759**	**29,145,210**
b) by charges over:			
1. cash deposits	639,112	669,080	501,414
2. securities	2,646,209	5,333,358	5,306,106
3. other valuable items	2,416,905	3,169,413	2,959,246
	5,702,226	**9,171,851**	**8,766,766**
c) by guarantees provided by:			
1. Governments	1,054,590	714,920	737,101
2. Other government entities	29,633	91,922	177,704
3. Banks	1,451,545	1,198,156	1,194,924
4. Other entities	18,023,184	19,521,435	19,549,444
	20,558,952	**21,526,433**	**21,659,173**
Total	**60,400,309**	**60,787,043**	**59,571,149**

1.7 Detail of loans to customers

€ '000

	31.12.2002			31.12.2001 RESTATED			31.12.2001 HISTORICAL		
	GROSS EXPOSURE	TOTAL WRITEDOWNS	NET EXPOSURE	GROSS EXPOSURE	TOTAL WRITEDOWNS	NET EXPOSURE	GROSS EXPOSURE	TOTAL WRITEDOWNS	NET EXPOSURE
A. Doubtful loans	**8,066,575**	**3,896,378**	**4,170,197**	**7,322,883**	**3,375,955**	**3,946,928**	**6,842,860**	**3,036,422**	**3,806,438**
A.1. Non-performing loans	5,361,988	3,257,453	2,104,535	4,681,038	2,758,526	1,922,512	4,246,682	2,424,552	1,822,130
A.2. Doubtful loans	2,375,695	524,039	1,851,656	2,225,451	481,499	1,743,952	2,185,564	476,261	1,709,303
A.3. Loans subject to restructuring	9,755	2,921	6,834	1,770	863	907	1,770	863	907
A.4. Restructured loans	255,864	97,574	158,290	330,077	109,596	220,481	330,077	109,596	220,481
A.5. Unsecured loans to countries at risk	63,273	14,391	48,882	84,547	25,471	59,076	78,767	25,150	53,617
B. Performing loans	**110,596,257**	**942,344**	**109,653,913**	**116,371,981**	**964,097**	**115,407,884**	**114,742,780**	**926,903**	**113,815,877**
Total (A+B)	**118,662,832**	**4,838,722**	**113,824,110**	**123,694,864**	**4,340,052**	**119,354,812**	**121,585,640**	**3,963,325**	**117,622,315**

1.8 Changes in bad and doubtful debts - customers

(€ THOUSANDS)	NON - PERFORMING LOANS	DOUBTFUL LOANS	LOANS BEING RESTRUCTURED	RESTRUCTURED LOANS	UNSECURED LOANS TO COUNTRIES AT RISK
A. Initial gross exposure	**4,246,682**	**2,185,564**	**1,770**	**330,077**	**78,767**
A.1 of which: for overdue interest	*983,028*	*54,503*	*1*	*23*	-
B. Increases	**2,716,523**	**1,765,405**	**10,912**	**61,170**	**25,308**
B.1 Transfers from performing loans	759,338	1,354,312	6,647	21,310	14,556
B.2 Overdue interest	316,688	29,322	4	18	-
B.3 Transfers from other categories of bad and doubtful loans	666,016	34,204	4,253	3,848	-
B.4 Other increases *	974,481	347,567	8	35,994	10,752
C. Decreases	**1,601,217**	**1,575,274**	**2,927**	**135,383**	**40,802**
C.1 Transfers to performing loans	45,107	300,836	-	-	73
C.2 Write-offs	664,106	15,849	-	2,650	-
C.3 Recoveries	643,030	382,349	185	76,778	3,545
C.4 Sales proceeds	16,414	8,840	-	-	-
C.5 Transfers to other categories of bad and doubtful debts	23,688	657,093	2,372	11,170	13,998
C.6 Other decreases	208,872	210,307	370	44,785	23,186
D. Final gross exposure	**5,361,988**	**2,375,695**	**9,755**	**255,864**	**63,273**
D.1 of which: for overdue interest	*1,201,387*	*45,843*	*1*	*18*	-

* Sub-item B.4 "Other increases" includes the changes resulting from the changed scope of consolidation and reclassifications. The effect of the individual items may be seen in table 1.7 in which the book amounts and restated amounts, as at 31 December 2001, are reported in the "gross exposure" column.

1.9 Changes in total writedowns of loans to customers

(€ THOUSANDS)	NON - PERFORMING LOANS	DOUBTFUL LOANS	LOANS BEING RESTRUCTURED	RESTRUCTURED LOANS	UNSECURED LOANS TO COUNTRIES AT RISK	PERFORMING LOANS
A. Initial total writedowns	**2,424,552**	**476,261**	**863**	**109,596**	**25,150**	**926,903**
A.1 of which: for overdue interest	*915,107*	*49,151*	-	*23*	-	*183,669*
B. Increases	**1,824,980**	**434,387**	**2,506**	**38,640**	**8,260**	**137,525**
B.1 Writedowns	1,251,206	396,249	2,506	18,731	7,925	75,571
B.1.1 of which: for overdue interest	*310,979*	*19,639*	-	*16*	-	*5,554*
B.2 Use of loan loss reserves	-	-	-	-	-	-
B.3 Transfers from other categories of bad and doubtful debts	186,005	16,248	-	1,795	-	6,059
B.4 Other increases *	387,769	21,890	-	18,114	335	55,895
C. Decreases	**992,079**	**386,609**	**448**	**50,662**	**19,019**	**122,084**
C.1 Write-backs from assessments	64,117	79,718	2	11,986	8,756	6,865
C.1.1 of which: for overdue interest	*20*	*12*	-	-	-	-
C.2 Write-backs from recoveries	139,769	42,510	-	12,919	474	24,155
C.2.1 of which: for overdue interest	*15,503*	*3,678*	-	-	-	*2,685*
C.3 Write-offs	664,106	15,849	-	2,650	-	56,783
C.4 Transfers to other categories of bad and doubtful debts	6,792	165,949	446	1,107	7,393	28,420
C.5 Other decreases	117,295	82,583	-	22,000	2,396	5,861
D. Final total writedowns	**3,257,453**	**524,039**	**2,921**	**97,574**	**14,391**	**942,344**
D.1 of which: for overdue interest	*1,155,113*	*30,262*	-	*18*	-	*131,964*

* Sub-item B.4 "Other increases" includes the changes resulting from the changed scope of consolidation and reclassifications. The effect of the individual items may be seen in table 1.7 in which the book amounts and restated amounts, as at 31 December 2001, are reported in the "total writedowns" column.

Detail of Item 40 "Loans to customers"

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
Bills and notes discounted	1,470,433	1,977,892	1,977,892
of which: securities eligible for refinancing at central banks	*154,961*	*162,761*	*162,761*
Loans under financial leases	6,471,351	4,920,570	4,920,207
Current accounts	21,471,742	24,784,631	24,696,734
Medium-term loans and mortgages	40,635,236	36,633,024	35,819,560
Loans	16,232,625	16,162,545	15,435,676
Other non-overdraft lending	19,330,580	25,138,899	25,138,899
Non-performing loans	2,104,535	1,922,512	1,822,130
Repo transactions	2,599,954	4,855,067	4,851,547
Stock lending	-	-	-
Factoring transactions	2,128,105	1,474,215	1,474,215
Other forms of loans	1,379,549	1,485,457	1,485,455
Total	**113,824,110**	**119,354,812**	**117,622,315**

Section 2 SECURITIES

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
20. Treasury notes and similar securities eligible for refinancing at central banks	**2,773,043**	**3,610,150**	**3,610,150**
50. Bonds and other debt securities	**26,140,725**	**29,114,645**	**28,111,966**
60. Shares, interests and other variable yield securities	**1,516,070**	**1,336,062**	**1,255,213**
Total	**30,429,838**	**34,060,857**	**32,977,329**
of which: investment securities	*13,338,324*	*16,888,745*	*16,597,632*

2.1 Investment securities

€ '000

	31.12.2002		31.12.2001 RESTATED		31.12.2001 HISTORICAL	
	BOOK VALUE	MARKET VALUE	BOOK VALUE	MARKET VALUE	BOOK VALUE	MARKET VALUE
1. Debt securities	**13,188,301**	**13,940,682**	**16,812,995**	**17,783,414**	**16,521,882**	**16,902,385**
1.1 Government securities	4,503,987	5,162,724	6,428,540	6,728,416	6,428,540	6,728,416
- Listed	*4,396,191*	*5,023,404*	*6,300,268*	*6,599,710*	*6,300,268*	*6,599,710*
- Unlisted	*107,796*	*139,320*	*128,272*	*128,706*	*128,272*	*128,706*
1.2 Other securities	8,684,314	8,777,958	10,384,455	11,054,998	10,093,342	10,173,969
- Listed	*4,421,759*	*4,494,751*	*4,941,770*	*5,003,406*	*4,802,640*	*4,857,279*
- Unlisted	*4,262,555*	*4,283,207*	*5,442,685*	*6,051,592*	*5,290,702*	*5,316,690*
2. Variable yield securities	**150,023**	**150,578**	**75,750**	**74,836**	**75,750**	**74,836**
- Listed	*5,341*	*4,504*	*3,786*	*3,670*	*3,786*	*3,670*
- Unlisted	*144,682*	*146,074*	*71,964*	*71,166*	*71,964*	*71,166*
Total	**13,338,324**	**14,091,260**	**16,888,745**	**17,858,250**	**16,597,632**	**16,977,221**

2.2 Changes in investments securities in the year

€ '000

A. Opening balance	**16,597,632**
B. Increases	**7,681,153**
B.1 Purchases	7,066,270
B.2 Write-backs	15,498
B.3 Transfers from trading securities	-
B.4 Other changes *	599,385
C. Decreases	**10,940,461**
C.1 Sales	2,746,767
C.2 Redemptions	6,296,915
C.3 Writedowns	36,283
of which: permanent writedowns	*924*
C.4 Transfers to trading securities	128,484
C.5 Other changes	1,732,012
D. Closing balance	**13,338,324**

* Sub-item B.4 "Other changes" includes the effect of the changes related to the change in the scope of consolidation and reclassifications.

The characteristics, volumes and methods for the determination of and changes in investment securities are approved by the Boards of Directors of Group companies, bearing in mind the current regulations of CONSOB and the Bank of Italy and those of supervision authorities of countries in which Group companies are located. This item also includes securities resulting from the restructuring of loans.

2.3 Trading securities

€ '000

	31.12.2002		31.12.2001 RESTATED		31.12.2001 HISTORICAL	
	BOOK VALUE	MARKET VALUE	BOOK VALUE	MARKET VALUE	BOOK VALUE	MARKET VALUE
1. Debt securities	**15,725,467**	**15,744,830**	**15,911,800**	**15,919,287**	**15,200,234**	**15,207,574**
1.1 Government securities	8,183,730	8,184,166	7,695,568	7,694,437	7,695,568	7,694,437
- Listed	*8,182,815*	*8,183,229*	*7,669,788*	*7,668,758*	*7,669,788*	*7,668,758*
- Unlisted	*915*	*937*	*25,780*	*25,679*	*25,780*	*25,679*
1.2 Other securities	7,541,737	7,560,664	8,216,232	8,224,850	7,504,666	7,513,137
- Listed	*5,255,349*	*5,257,855*	*5,148,647*	*5,148,739*	*4,814,375*	*4,814,320*
- Unlisted	*2,286,388*	*2,302,809*	*3,067,585*	*3,076,111*	*2,690,291*	*2,698,817*
2. Variable yield securities	**1,366,047**	**1,367,960**	**1,260,312**	**1,263,852**	**1,179,463**	**1,183,003**
- Listed	*811,861*	*811,917*	*703,722*	*703,478*	*633,548*	*633,304*
- Unlisted	*554,186*	*556,043*	*556,590*	*560,374*	*545,915*	*549,699*
Total	**17,091,514**	**17,112,790**	**17,172,112**	**17,183,139**	**16,379,697**	**16,390,577**

2.4 Changes in trading securities in the year

€ '000

A. Opening balance	**16,379,697**
B. Increases	**440,355,723**
B.1 Purchases	433,604,804
– Debt securities	420,208,165
Government securities	284,568,755
Other securities	135,639,410
– Variable yield securities	13,396,639
B.2 Write-backs and revaluations	242,892
B.3 Transfers from investment securities	128,484
B.4 Other changes *	6,379,543
C. Decreases	**439,643,906**
C.1 Sales and redemptions	434,605,409
– Debt securities	421,121,498
Government securities	284,362,223
Other securities	136,759,275
– Variable yield securities	13,483,911
C.2 Writedowns	194,868
C.3 Transfers to investment securities	-
C.4 Other changes	4,843,629
D. Closing balance	**17,091,514**

* Sub-item B.4 "Other changes" includes the effect of the changes related to the change in the scope of consolidation and reclassifications.

Section 3 EQUITY INVESTMENTS

Equity investments, which are reported in asset items 70 and 80 of the Balance Sheet, are broken down as follows:

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
70. Equity investments	2,252,597	2,172,774	2,228,673
80. Equity investments in Group companies	151,528	177,422	62,879
Total	2,404,125	2,350,196	2,291,552

3.1 Significant equity investments

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	€ '000 SHAREHOLDERS' EQUITY	NET PROFIT/LOSS	RELATIONSHIP PARENT COMPANY		% STAKE	% VOTING RIGHTS AT A. G. M.	BOOK VALUE
A. Companies included in consolidation									
A.1 Line-by-line method									
1) UNICREDITO ITALIANO S.p.A.	Genoa				Parent Company				
2) UNICREDIT BANCA S.p.A. (formerly CREDITO ITALIANO S.p.A.)	Genoa	1	7,253,681	945,842	A1.	1	100.00	100.00	XXXX
3) BANCA MEDIOCREDITO S.p.A.	Turin	1	360,041	16,983	A1.	1	92.23	92.23	XXXX
4) CLARIMA BANCA S.p.A. (formerly CLARIMA S.p.A.)	Milan	1	40,092	-35,369	A1.	1	100.00	100.00	XXXX
5) UNICREDIT BANCA MOBILIARE S.p.A	Milan	1	763,749	290,937	A1.	1	100.00	100.00	XXXX
6) UNICREDITO GESTIONE CREDITI S.p.A. (formerly MEDIOVENEZIE BANCA S.p.A)	Verona	1	78,073	5,675	A1.	1	97.81	97.81	XXXX
7) XELION BANCA S.p.A. (formerly XELION SIM S.P.A.)	Milan	1	92,063	-52,534	A1.	1	100.00	100.00	XXXX
8) ADALYA BANCA IMMOBILIARE S.p.A.	Milan	1	73,441	-19,876	A1.	2	100.00	100.00	XXXX
9) BANCA DELL'UMBRIA 1462 S.p.A	Perugia	1	304,210	31,337	A1.	2	74.75	74.75	XXXX
10) CASSA DI RISPARMIO DI CARPI S.p.A	Carpi	1	142,592	14,288	A1.	2	73.81	73.81	XXXX
11) TRADINGLAB BANCA S.p.A.	Milan	1	217,357	55,861	A1.	5	100.00	100.00	XXXX
12) BANK PEKAO S.A.	Warsaw	1	1,751,659	199,394	A1.	1	53.17	53.17	XXXX
13) BULBANK A.D.	Sofia	1	262,566	39,678	A1.	1	85.20	85.20	XXXX
14) CASSA DI RISPARMIO DI TRIESTE BANCA D.D.	Zagreb	1	18,625	1,247	A1.	1	83.95	83.95	XXXX
15) UNICREDIT ROMANIA S.A. (formerly DEMIRBANK - ROMANIA - S.A.)	Bucharest	1	19,246	2,898	A1.	1	99.84	99.84	XXXX
16) UNIBANKA A.S. (formerly POL'NOBANKA A.S.)	Bratislava	1	65,457	5,425	A1.	1	76.29	76.29	XXXX
17) UNICREDITO ITALIANO BANK (IRELAND) PLC	Dublin	1	578,059	34,677	A1.	1	100.00	100.00	XXXX
18) ZAGREBACKA BANKA D.D.	Zagreb	1	548,102	77,794	A1.	1	81.91	82.16	XXXX
19) ZAGREBACKA BANKA BH D.D.	Mostar	1	26,156	4,489	A1.	1	8.55	8.55	XXXX
					A1.	18	79.28	79.28	
					A1.	27	0.08	0.08	
20) BANCA AGRICOLA COMMERCIALE DELLA REPUBBLICA DI S. MARINO S.A.	Borgo Maggiore (San Marino)	1	102,620	15,006	A1.	2	85.35	85.35	XXXX
21) BANQUE MONEGASQUE DE GESTION S.A.	Monaco (Montecarlo)	1	13,021	268	A1.	2	100.00	100.00	XXXX
22) BANK PEKAO (UKRAINA) LTD	Luck	1	6,723	69	A1.	12	35.00	35.00	XXXX
					A1.	76	35.00	35.00	
					A1.	52	30.00	30.00	
23) BANK POLSKA KASA OPIEKI TEL-AVIV LTD	Tel Aviv	1	13,774	238	A1.	12	99.99	99.99	XXXX
					A1.	52	..	..	
					A1.	76	..	..	

3.1 Significant equity investments (continued)

			€ '000		RELATIONSHIP			
NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	SHAREHOLDERS' EQUITY	NET PROFIT/LOSS	PARENT COMPANY	% STAKE	% VOTING RIGHTS AT A. G. M.	BOOK VALUE
24) PRVA STAMBENA STEDIONICA D.D.	Zagreb	1	7,412	1,619	A1. 18	100.00	100.00	XXXX
25) UNICREDIT (SUISSE) BANK S.A.	Lugano	1	18,361	1,986	A1. 2	100.00	100.00	XXXX
26) UNIVERSAL BANKA D.D.	Sarajevo	1	14,739	53	A1. 18	99.60	99.60	XXXX
27) VARAZDINSKA BANKA D.D.	Varazdin	1	79,581	9,833	A1. 18	93.80	93.80	XXXX
28) FIDA SIM S.p.A.	Turin	1	1,526	-75	A1. 1	100.00	100.00	XXXX
29) LOCAT S.p.A	Bologna	1	308,923	42,552	A1. 1	88.08	88.08	XXXX
30) PIONEER GLOBAL ASSET MANAGEMENT S.p.A	Milan	1	624,520	-273,658	A1. 1	100.00	100.00	XXXX
31) UNIRISCOSSIONI S.p.A.	Turin	1	14,667	340	A1. 1	100.00	100.00	XXXX
32) BAC FIDUCIARIA S.p.A.	Dogana - Repubblica di San Marino	1	1,479	-66	A1. 20	100.00	100.00	XXXX
33) CORDUSIO Società Fiduciaria per Azioni	Milan	1	6,157	4,654	A1. 2	100.00	100.00	XXXX
34) CREDITRAS PREVIDENZA Società per Azioni di Intermediazione Mobiliare	Milan	4	2,812	-129	A1. 2	50.00	50.00	XXXX
35) FRT – FIDUCIARIA RISPARMIO TORINO SIM S.p.A.	Turin	1	2,835	531	A1. 2	100.00	100.00	XXXX
36) GRIFOFACTOR S.p.A.	Perugia	1	8,936	871	A1. 9	98.00	98.00	XXXX
37) PIONEER ALTERNATIVE INVESTMENT MANAGEMENT S.G.R.p.A	Milan	1	3,024	-610	A1. 30	100.00	100.00	XXXX
38) PIONEER INVESTMENT MANAGEMENT S.G.R.p.A.	Milan	1	29,335	8,029	A1. 30	100.00	100.00	XXXX
39) QUERCIA FUNDING S.r.l.	Verona	1	10	..	A1. 2	65.00	65.00	XXXX
40) ROLO PIONEER S.G.R.p.A.	Bologna	1	23,247	9,286	A1. 2	100.00	100.00	XXXX
41) S+R INVESTIMENTI E GESTIONI S.g.r.p.A.	Milan	1	5,235	530	A1. 2	100.00	100.00	XXXX
42) UNICREDIT FACTORING S.p.A.	Milan	1	35,391	6,145	A1. 2	100.00	100.00	XXXX
43) UNICREDIT FONDI S.G.R.p.A. (formerly GESTICREDIT S.G.R.p.A. merged with FONDINVEST RISPARMIO S.G.R.p.A. and GESTIVENETO S.G.R.p.A.)	Milan	1	75,485	17,980	A1. 2	100.00	100.00	XXXX
44) CARIVERONA IRELAND Plc.	Dublin	1	213,911	7,242	A1. 1	100.00	100.00	XXXX
45) CR TRIESTE IRELAND LTD	Dublin	1	39,275	1,065	A1. 1	99.99	99.99	XXXX
					A1. 14	0.01	0.01	
46) TYRERESCOM LTD	Dublin	1	24,851	1,215	A1. 1	100.00	100.00	XXXX
47) UNICREDIT DELAWARE Inc.	Dover	1	115	10	A1. 1	100.00	100.00	XXXX
48) UNICREDITO ITALIANO FUNDING LLC I	Dover	1	2	..	A1. 1	100.00	100.00	XXXX
49) UNICREDITO ITALIANO FUNDING LLC II	Dover	1	2	..	A1. 1	100.00	100.00	XXXX
50) UNICREDITO ITALIANO CAPITAL TRUST I	Newark	1	1	..	A1. 1	100.00	100.00	XXXX
51) UNICREDITO ITALIANO CAPITAL TRUST II	Newark	1	1	..	A1. 1	100.00	100.00	XXXX
52) DRUKBANK SP.ZO.O	Zamosc	1	2,181	-30	A1. 12	100.00	100.00	XXXX
53) EURO CAPITAL STRUCTURES LTD	Dublin	1	2,379	-126	A1. 5	52.00	52.00	XXXX
54) MOMENTUM HOLDINGS LIMITED	Bermuda	1	415	..	A1. 30	100.00	100.00	XXXX
55) MOMENTUM ADVISORY LIMITED	Bermuda	1	1,464	..	A1. 54	100.00	100.00	XXXX
56) MOMENTUM ASIA LIMITED	Bermuda	1	3	..	A1. 54	100.00	100.00	XXXX
57) MOMENTUM MARKETING LIMITED	Bermuda	1	53	..	A1. 54	100.00	100.00	XXXX
58) MOMENTUM ASSET MANAGEMENT LIMITED	Bermuda	1	1,393	..	A1. 54	100.00	100.00	XXXX
59) SPECIAL FUND MARKETING ISRAEL LIMITED	Raanan, Israel	1	95	73	A1. 54	100.00	100.00	XXXX
60) MOMENTUM AUSTRALIA (PTY) LIMITED	Melbourne	1	270	10	A1. 54	100.00	100.00	XXXX
61) MOMENTUM ASIA (HONG KONG) LIMITED	Hong Kong	1	1,057	30	A1. 54	34.09	34.09	XXXX
					A1. 56	65.91	65.91	
62) KI7(7) LIMITED	London	1	..	..	A1. 54	100.00	100.00	XXXX
63) MOMENTUM UK LIMITED	London	1	399	183	A1. 62	100.00	100.00	XXXX
64) MOMENTUM NEW YORK LIMITED	Dover, Delaware	1	2	2	A1. 54	100.00	100.00	XXXX

3.1 Significant equity investments (continued)

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	€ '000 SHAREHOLDERS' EQUITY	NET PROFIT/LOSS	RELATIONSHIP PARENT COMPANY		% STAKE	% VOTING RIGHTS AT A. G. M.	BOOK VALUE
65) MORIAH S.A.	Liberia	1	184	184	A1.	54	100.00	100.00	XXXX
66) PIONEER ALTERNATIVE INVESTMENT MANAGEMENT LTD	Dublin	1	7,573	4,793	A1.	30	100.00	100.00	XXXX
67) PIONEER INSTITUTIONAL INVESTMENT MANAGEMENT S.A.	Luxembourg	1	355	128	A1.	30	100.00	100.00	XXXX
68) PIONEER INVESTMENT MANAGEMENT S.A.	Luxembourg	1	37,934	37,766	A1.	2	100.00	100.00	XXXX
69) PIONEER INVESTMENT MANAGEMENT LTD	Dublin	1	159,431	136,938	A1.	30	100.00	100.00	XXXX
70) PIONEER INVESTMENT MANAGEMENT USA Inc.	Delaware	1	980,089	353	A1.	30	100.00	100.00	XXXX
71) ROLO PIONEER LUXEMBOURG S.A.	Luxembourg	1	37,725	37,560	A1.	2	100.00	100.00	XXXX
72) UNICREDIT CAPITAL ITALIA ADVISORY COMPANY S.A.	Luxembourg	1	3,246	3,110	A1.	2	100.00	100.00	XXXX
73) CENTRALNY DOM MAKLERSKI GRUPY PEKAO S.A. SPOLKA AKCYJNA	Warsaw	1	53,157	1,882	A1.	12	100.00	100.00	XXXX
74) LEASING FABRYCZNY SP.ZO.O	Lublin	1	5,411	673	A1.	12	50.00	100.00	XXXX
75) PEKAO PIONEER PTE S.A.	Warsaw	1	3,008	-903	A1.	12	65.00	65.00	XXXX
					A1.	30	35.00	35.00	
76) PEKAO FAKTORING SP.ZO.O	Lublin	1	10,148	940	A1.	12	100.00	100.00	XXXX
77) PEKAO FUNDUSZ KAPITALOWY SP.ZO.O	Lodz	1	13,343	-1,872	A1.	12	100.00	100.00	XXXX
78) PEKAO LEASING SP.ZO.O	Warsaw	1	-24,190	-42,875	A1.	12	100.00	100.00	XXXX
79) PIONEER PEKAO INVESTMENT MANAGEMENT S.A.	Warsaw	1	12,552	2,184	A1.	12	49.00	49.00	XXXX
					A1.	30	51.00	51.00	
80) PIONEER PEKAO TFI	Warsaw	1	6,655	3,300	A1.	79	100.00	100.00	XXXX
81) PIONEER CZECH FINANCIAL COMPANY Sro	Prague	1	382	123	A1.	30	100.00	100.00	XXXX
82) PIONEER CZECH INVESTMENT COMPANY A.S.	Prague	1	1,269	-627	A1.	30	100.00	100.00	XXXX
83) PIONEER FONDS MARKETING GMBH	Munich	1	2,690	656	A1.	30	100.00	100.00	XXXX
84) PIONEER FUNDS DISTRIBUTOR INC.	Boston	1	22,119	-7,058	A1.	86	100.00	100.00	XXXX
85) PIONEER GLOBAL FUNDS DISTRIBUTOR Ltd	Hamilton	1	132	119	A1.	30	100.00	100.00	XXXX
86) PIONEER INVESTMENT MANAGEMENT INC.	Wilmington	1	1,205,649	9,212	A1.	70	100.00	100.00	XXXX
87) PIONEER GLOBAL INVESTMENTS LTD.	Dublin	1	13,255	-8,829	A1.	30	100.00	100.00	XXXX
88) PIONEER INVESTMENT MANAGEMENT SHAREHOLDER SERVICES INC.	Boston	1	41,423	3,086	A1.	70	100.00	100.00	XXXX
89) ZB BROKERI D.O.O.	Zagreb	1	1,687	728	A1.	18	100.00	100.00	XXXX
90) ZB INVEST D.O.O.	Zagreb	1	1,858	1,197	A1.	18	100.00	100.00	XXXX
91) UNICREDIT PRODUZIONI ACCENTRATE S.p.A.	Milan	1	5,853	2,242	A1.	1	99.01	99.01	XXXX
					A1.	9	0.99	0.99	
92) UNICREDIT SERVIZI INFORMATIVI S.p.A.	Milan	1	30,178	8,343	A1.	1	100.00	100.00	XXXX
93) QUERCIA SOFTWARE S.p.A.	Verona	1	6,169	3,951	A1.	92	100.00	100.00	XXXX
94) TRIVIMM S.p.A.	Verona	1	1,718	4	A1.	1	29.00	29.00	XXXX
					A1.	6	48.00	48.00	
95) POMINVEST D.D.	Split	1	2,687	39	A1.	18	88.66	88.95	XXXX
96) ZAGREB NEKRETNINE D.O.O.	Zagreb	1	2,382	585	A1.	18	100.00	100.00	XXXX
A.2 Proportional method									
1) ORBIT ASSET MANAGEMENT LIMITED	Bermuda	7	17	6 *	A1.	54	50.00	50.00	XXXX
B. Equity investments valued with the equity method									
1) BANCA CASSA DI RISPARMIO DI SAVIGLIANO S.p.A.	Savigliano (CN)	8	55,513	3,046	A1.	1	31.01	31.01	17,229

3.1 Significant equity investments (continued)

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	€ '000 SHAREHOLDERS' EQUITY	€ '000 NET PROFIT/LOSS	RELATIONSHIP PARENT COMPANY	RELATIONSHIP % STAKE	% VOTING RIGHTS AT A. G. M.	BOOK VALUE
2) BROKER CREDIT S.p.A.	Milan	1	2,182	472	A1. 2	100.00	100.00	2,182
3) CASSA DI RISPARMIO DI BRA S.p.A.	Bra (CN)	8	44,583	2,300	A1. 1	31.02	31.02	13,824
4) CASSA DI RISPARMIO DI FOSSANO S.p.A	Fossano (CN)	8	73,150	3,500	A1. 1	23.08	23.08	16,408
5) CASSA DI RISPARMIO DI SALUZZO S.p.A	Saluzzo (CN)	8	64,954	4,808	A1. 1	31.02	31.02	19,577
6) COMMERCIAL UNION VITA S.p.A.	Milan	8	268,839	-20,819	A1. 2	49.00	49.00	136,907
7) Conzorzio CA.RI.CE.SE	Bologna	8	1,624	..	A1. 1	33.58	33.58	545
					A1. 2	0.07	0.07	1
					A1. 9	0.03	0.03	1
					A1. 20	0.17	0.17	3
8) CREDITRAS ASSICURAZIONI S.p.A.	Milan	8	7,873	1,040	A1. 2	50.00	50.00	4,793
9) CREDITRAS VITA S.p.A.	Milan	8	344,694	5,331	A1. 2	50.00	50.00	172,347
10) FIDIA – Fondo Interbancario d'Investimento Azionario S.G.R.S.p.A.	Milan	8	16,115	2	A1. 1	25.00	25.00	4,029
11) GRIFO INSURANCE BROKERS S.r.l.	Perugia	8	303	58	A1. 9	38.41	38.41	116
12) I-FABER S.p.A.	Milan	1	5,238	-11,985	A1. 2	71.00	71.00	2,895
13) IMMOBILIARE LOMBARDA S.p.A.	Milan	8	102,177	-110,503	A1. 1	11.16	11.16	19,660
					A1. 2	19.81	19.81	11,985
14) LISEURO S.p.A.	Udine	8	3,572	576	A1. 1	35.11	35.11	1,254
15) LOCAT RENT S.P.A	Milan	4	4,238	1,752	A1. 29	50.00	50.00	2,119
16) MILANO INNOVAZIONE S.G.R. S.p.A.	Milan	8	300	..	A1. 1	33.30	33.30	100
17) ON INVESTMENT SERVICES S.r.l.	Milan	8	53	-46	A1. 1	98.10	98.10	49
18) SELEZIONE TERZA S.r.l.	Milan	8	34	24	A1. 1	50.00	50.00	12
19) SOCIETA' FRIULANA ESAZIONE TRIBUTI S.F.E.T. S.p.A.	Udine	8	4,871	16	A1. 1	33.33	33.33	1,365
20) S.T.T. S.p.A.	Verona	1	6,702	504	A1. 1	56.67	56.67	3,798
21) SVILUPPO NORD-OVEST S.G.R.p.A.	Turin	1	1,474	-26	A1. 2	80.00	80.00	1,179
22) UNICREDITASSICURA S.r.l.	Milan	1	1,752	941	A1. 2	100.00	100.00	1,752
23) UNICREDIT AUDIT S.p.A.	Milan	1	100	..	A1. 1	100.00	100.00	100
24) UNICREDIT CONSULTING S.r.l.	Milan	1	105	4	A1. 2	100.00	100.00	105
25) UNICREDIT ENERGIA S.C.R.L.	Milan	1	10	..	A1. 1	96.00	96.00	10
26) UNICREDIT INTERNATIONAL SERVICES UNICIIS S.r.l.	Rome	1	42	-13	A1. 2	97.42	97.42	41
27) UNICREDIT SERVICELAB S.p.A.	Milan	1	456	-44	A1. 2	100.00	100.00	456
28) UNICREDIT SERVIZI PRIVATE S.p.A.	Milan	1	6,234	-66	A1. 1	100.00	100.00	6,234
29) UNICREDIT SERVIZI CORPORATE S.p.A.	Milan	1	6,238	-62	A1. 1	100.00	100.00	6,238
30) TLX S.p.A.	Milan	1	518	-132	A1. 11	100.00	100.00	518
31) VIVACITY S.p.A.	Rome	1	15,708	-6,942	A1. 2	90.00	90.00	14,137
32) VENTURA FINANCE S.p.A.	Turin	1	672	-152	A1. 2	99.40	99.40	668
33) ACCESS SP.ZO.O	Warsaw	1	668	255	A1. 12	55.26	55.26	348
34) AGROCONS CENTRUM A.S. (in liquidation)	Bratislava	1	542	16	A1. 16	82.55	82.55	448
35) ALLIANZ ZAGREB DIONICKO DRUSTVO ZA OSIGURANJE	Zagreb	3	10,593	1,583	A1. 18	47.95	47.95	5,079
36) ALLIANZ ZB D.O.O DRUSTVO ZA UPRAVLJANJE OBVEZNIM MIROVINSKIM FONDOM	Zagreb	3	6,883	-2,230	A1. 18	49.00	49.00	952
37) ALLIANZ ZB D.O.O DRUSTVO ZA UPRAVLJANJE DOBROVOLJNIM MIROVINSKIM FONDOM	Zagreb	3	1,942	-71	A1. 18	49.00	49.00	3,373
38) BDK CONSULTING LTD	Luck	1	-43	9	A1. 22	99.99	99.99	399
39) CENTAR GRADSKI PODRUM D.O.O.	Zagreb	1	6,897	1,688	A1. 18	100.00	100.00	6,897
40) CENTAR KAPTOL D.O.O	Zagreb	1	2,725	620	A1. 18	100.00	100.00	2,725
41) CENTRAL POLAND FUND LLC	Wilmington	1	2,838	-1,371	A1. 12	53.19	53.19	2,838
42) DEMIR ROMLEASE S.A.	Bucharest	8	4,581	877	A1. 1	36.33	36.33	1,664

3.1 Significant equity investments (continued)

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	€ '000 SHAREHOLDERS' EQUITY	€ '000 NET PROFIT/LOSS	RELATIONSHIP PARENT COMPANY	RELATIONSHIP % STAKE	% VOTING RIGHTS AT A. G. M.	BOOK VALUE
43) DEMIR SECURITIES ROMANIA S.A.	Bucharest	8	25	..	A1. 15	49.50	49.50	12
44) E2E INFOTECH LTD	London	8	240	-94	A1. 11	34.00	34.00	82
45) GRUPA INWESTYCYJNA NYWING S.A.	Warsaw	8	570	558	A1. 12	24.60	24.60	570
46) HOTEL JAN III SOBIESKI SP.ZO.O. (formerly SYRENA INTERNATIONAL SP.ZO.O.)	Warsaw	8	..	-4,898	A1. 12	37.50	37.50	..
47) ISTRATURIST UMAG HOTELIJERSTVO I TURIZAM D.D.	Umag	1	78,017	5,088	A1. 18	71.80	71.80	56,016
48) JUPITER NFI S.A.	Warsaw	8	103,191	175	A1. 12	32.43	32.43	26,180
49) KOC FINANSAL HIZMETLER	Istanbul	7	369,606	..	A1. 1	50.00	50.00	184,803
50) KRAJOWA IZBA ROZLICZENIOWA S.A.	Warsaw	8	4,390	7,144	A1. 12	22.96	22.96	4,390
51) LIPA D.D.	Novi Marof	1	2,802	106	A1. 27	55.00	55.00	1,541
52) LOCAT LEASING D.O.O.	Zagreb	1	586	-219	A1. 29	100.00	100.00	585
53) MARKETING ZAGREBACKE BANKE D.O.O.	Zagreb	1	727	162	A1. 18	100.00	100.00	727
54) OLD CITY FINANCIAL SERVICES LIMITED	Raanan, Israel	1	..	..	A1. 54	100.00	100.00	..
55) OT FINANCIAL SERVICES NOMINEES LIMITED	London	1	..	..	A1. 63	100.00	100.00	..
56) PEKAO DEVELOPMENT SP.ZO.O	Warsaw	1	4,608	180	A1. 12	100.00	100.00	10,172
57) PEKAO FINANCIAL SERVICES SP.ZO.O.	Warsaw	1	1,480	75	A1. 12	100.00	100.00	920
58) PEKAO INFORMATYKA SP.ZO.O	Lodz	1	271	140	A1. 12	100.00	100.00	94
59) PIONEER CONSULTING SERVICES S.A.	Warsaw	1	883	-1,104	A1. 70	100.00	100.00	900
60) S.S.I.S. SOCIETA' SERVIZI INFORMATICI SAMMARINESE S.P.A.	Borgo Maggiore (San Marino)	8	529	18	A1. 20	50.00	50.00	264
61) TRADINGLAB INC.	New York	1	1,977	-2,396	A1. 11	100.00	100.00	1,977
62) TRINITY MANAGEMENT SP.ZO.O	Warsaw	4	3,276	676	A1. 12	50.00	50.00	2,289
63) UPI POSLOVNI SISTEM D.O.O.	Sarajevo	1	1,802	-42	A1. 26	51.00	51.00	919
64) ZABA TURIZAM d.o.o.	Zagreb	1	2,678	86	A1. 18	100.00	100.00	2,678
65) ZANE BH D.O.O.	Sarajevo	1	130	62	A1. 96	100.00	100.00	130
C. Other significant equity investments								
1) ARGENTEA S.p.A.	Trento	8	670	100	A1. 1	26.00	26.00	72
2) AUGES S.P.A. SIM (in liquidation)	Verona	1	199	-60	A1. 1	100.00	100.00	199
3) Autostrada BS-VR-VI-PD S.P.A.	Verona	8	307,686	26,428	A1. 1	20.30	20.30	..
4) BALDINI E CASTOLDI S.p.A.	Milan	8	431	43	A1. 1	30.00	30.00	129
5) CASSA DI LIQUIDAZIONE E GARANZIA S.P.A.	Trieste	8	1,513	29	A1. 1	24.61	24.61	199
6) CASSA E ASSICURAZIONI S.P.A. (in liquidation)	Verona	1	199	-45	A1. 1	65.00	65.00	130
7) CONRIT SERVIZI S.r.l.	Turin	1	17	-2	A1. 31	100.00	100.00	21
8) INIZIATIVE URBANE S.P.A.	Trento	8	8,470	-259	A1. 1	27.78	27.78	2,343
9) LA COMPAGNIE FIDUCIAIRE S.P.A. (in liquidation)	Milan	8	43	-14	A1. 1	30.00	30.00	7
10) MEDIOINVEST S.r.l.	Perugia	1	9,313	13	A1. 9	100.00	100.00	9,296
11) RI.PO. S.r.l.	Turin	1	681	32	A1. 3	99.99	99.99	516
12) SERIN S.r.l.	Trento	8	67	-21	A1. 1	20.00	20.00	20
13) SE.TEL. SERVIZI TELEMATICI	Naples	8	5	1	A1. 93	33.33	33.33	2
14) S.T.O.A. SOCIETA' TRIVENETA PER L'ORGANIZZAZIONE E L'AUTOMAZIONE S.P.A.	Venice	8	167	-24	A1. 1	22.22	22.22	..
15) AGROINVEST FPS (in liquidation)	Bratislava	1	..	..	A1. 16	100.00	100.00	..
16) ANICA SYSTEM S.A.	Lublin	7	1,805	334	A1. 77	34.52	13.60	708
17) CPF MANAGEMENT	British Virgin Island	8	..	..	A1. 12	40.00	40.00	..
18) EUROPAY HRVATSKA D.O.O.	Zagreb	8	11	2	A1. 18	12.50	58.32	..
					A1. 27	12.50	3.19	..
19) FABRYKA MASZYN SP.ZO.O.	Janov Lubelski	1	3,941	-496	A1. 77	86.86	86.86	3,772
20) FABRYKA SPRZETU OKRETOWEGO "MEBLOMOR" S.A.	Czarnkow	8	2,465	15	A1. 77	23.81	23.81	345

3.1 Significant equity investments (continued)

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	€ '000 SHAREHOLDERS' EQUITY	€ '000 NET PROFIT/LOSS	RELATIONSHIP PARENT COMPANY	RELATIONSHIP % STAKE	% VOTING RIGHTS AT A. G. M.	BOOK VALUE
21) JAROCINSKIE FABRYKI MEBLI (JFM)	Jarocin	8	1,244	..	A1.77	37.39	37.39	1,243
22) MASTERS S.A.	Legnica	2	3,150	-643	A1.77	33.81	33.81	700
23) MEDTRADE D.O.O. (in liquidation)	Split	1	72	-21	A1.18	100.00	100.00	..
24) PEKAO USLUGI KORPORACYJNE S.A. (formerly PEKAO/ALLIANCE CAPITAL MANAGEMENT S.A. - in liquidation)	Warsaw	1	..	-5	A1.12	100.00	100.00	..
25) PEKAO IMMOBILIER SARL	Paris	1	6	-1	A1.12	100.00	100.00	7
26) PIONEER FUNDS MANAGEMENT LTD (in liquidation)	Dublin	1	..	..	A1.1	100.00	100.00	..
27) POLCARD S.A.	Warsaw	8	507	1,017	A1.12	29.70	29.70	507
28) POLLENA EWA S.A.	Lodz	8	1,074	-837	A1.73	33.19	22.03	1,074
29) POLONIT SP.ZO.O.	Lodz	1	1,661	-357	A1.77	80.85	80.85	1,661
30) PPOW TOLMICKO SP.ZO.O.	Tolkmicko	1	..	-6	A1.77	62.78	62.78	..
31) PRACOWNICZE TOWARZYSTWO EMERYTALNE S.A.	Warsaw	1	25	..	A1.73	98.94	98.94	25
32) TOMTEX S.A.	Tomaszów Mazowiecki	8	4,156	73	A1.77	30.64	30.64	506
33) VELEKS D.D. (in liquidation)	Zagreb	1	29	..	A1.18	100.00	100.00	..
34) WAW PZL SP.ZO.O.	Mielec	8	454	-1,661	A1.77	49.93	49.93	..
35) WYTWORNIA SILNIKOW PZL-MIELEC SP.ZO.O.	Mielec	8	1,268	-2,084	A1.77	49.40	49.40	70
36) ZABA D.O.O.	Ljubljana	1	6	-1	A1.18	100.00	100.00	9
37) ZASLAW SPIN	Zagorz	1	108	-248	A1.77	86.20	90.72	108
38) ZPC SWIDNIK SP.ZO.O	Swidnik	8	544	-361	A1.77	20.63	25.42	60

* Pro-quota of our interest.

(1) Type of relationship:
1 = control pursuant to paragraph 1, clause 1 of art.2359 of the Civil Code (majority of voting rights at ordinary shareholders' meeting)
2 = control pursuant to paragraph 1, clause 2 of art.2359 of the Civil Code (dominant influence at ordinary shareholders' meeting)
3 = control pursuant to paragraph 2, clause 1 of art.23 of the Consolidated Act (agreements with other shareholders)
4 = other types of control
5 = centralised management pursuant to paragraph 1 of art. 26 of the "decree"
6 = centralised management pursuant to paragraph 2 of art. 26 of the "decree"
7 = joint control
8 = affiliated company

Other Equity Investments

Among the other equity investments held by UniCredito Italiano and by its direct and indirect subsidiaries, below we report those that are most significant in terms of investment amount and/or the percentage held (greater than 10%):

NAME OF AFFILIATE	MAIN OFFICE	% ORDINARY CAPITAL HELD	PARENT COMPANY	BOOK VALUE € '000
1 Olimpia S.p.A.	Milan	10.00	A1.1	520,088
2 MEDIOBANCA Banca di Credito Finanziario S.p.A.	Milan	7.83	A1.1	410,686
3 Consortium Srl	Milan	18.35	A1.1	121,935
4 EDIPOWER S.p.A.	Milan	10.00	A1.1	100,058
5 Schemaventotto S.p.A.	Moncalieri (TO)	6.67	A1.1	88,486
6 COMMERZBANK A.G.	Frankfurt	1.13	A1.1	58,035
7 Borsa Italiana S.p.A.	Milan	11.11	A1.1	48,363
		0.79	A1.5	7,515
8 Banca d'Italia	Rome	10.77	A1.1	46,513
		0.10	A1.10	2,767
		0.10	A1.9	5,618

Other equity investments (continued) NAME OF AFFILIATE	MAIN OFFICE	% ORDINARY CAPITAL HELD	PARENT COMPANY	BOOK VALUE € '000
9 Serenissima Infracom S.p.A.	Verona	11.24	A1.1	34,323
10 Holding di Partecipazioni Industriali	Milan	0.92	A1.1	14,890
11 FINAOSTA S.p.A. - Finanziaria Regionale V.Aosta	Aosta	10.71	A1.1	10,342
12 Fincantieri Cantieri Navali Italiani S.p.A.	Trieste	3.03	A1.1	10,329
13 Cedacrinord S.p.A.	Collecchio (PR)	7.69	A1.1	6,714
		7.69	A1.10	1,865
14 Mediocredito Trentino Alto Adige S.p.A.	Trento	9.35	A1.1	7,130
15 Banque Commerciale du Maroc	Casablanca	3.00	A1.1	5,588
16 Centro Leasing S.p.A.	Florence	5.18	A1.1	5,552
17 FINPIEMONTE S.p.A. Istituto Fin. Reg. Piemontese	Turin	12.15	A1.1	5,441
		0.26	A1.3	89
18 Istituto Europeo di Oncologia S.r.l.	Milan	7.46	A1.1	4,685
19 Carisma S.p.A.	Milan	3.14	A1.2	4,537
20 Centrale dei Bilanci S.r.l. Società per gli Studi Finanziari	Turin	9.97	A1.1	4,522
21 Veneto Sviluppo	Venice	15.30	A1.1	3,134
22 BANKSIEL - Società di Informatica e Organizzazione S.p.A.	Milan	7.00	A1.1	3,090
23 Società per il Mercato dei Titoli di Stato - MTS S.p.A.	Rome	5.00	A1.1	2,827
24 FINEST S.p.A.	Pordenone	2.04	A1.1	2,713
25 Società per le Imprese all'Estero - SIMEST S.p.A.	Rome	1.80	A1.1	2,624
26 Orel_G Holding	Sofia	19.33	A1.13	2,612
27 EUROVITA - Italcasse Assicurazioni S.p.A	Rome	2.74	A1.10	1,276
		2.74	A1.9	1,320
28 Unibon Salumi S.C.a.r.l.	Modena	2.80	A1.1	1,549
		1.73	A1.10	1,033
29 CLS Group Holdings A.G.	Zurich	1.50	A1.1	2,362
30 Servizi Interbancari S.p.A.	Rome	9.05	A1.1	1,878
		0.14	A1.9	34
31 B. Group S.p.A. (formerly Compagnia Iniziative Mobiliari e Immobiliari Srl)	Milan	5.56	A1.1	1,888
32 Bipielle Investimenti S.p.A.	Lodi	0.14	A1.9	1,509
		0.01	A1.10	287
33 Credifarma S.p.A.	Rome	17.00	A1.1	1,291
34 S.Paolo-Imi S.p.A. (formerly Cardine Banca S.p.A.)	Turin	0.01	A1.10	1,265
35 Interporto Bologna S.p.A.	Bologna	8.12	A1.1	1,156
36 Trentino Servizi S.p.A.	Rovereto (Tn)	1.96	A1.1	1,094
37 SMI Società Metallurgica Italiana S.p.A.	Rome	0.31	A1.1	1,037
38 Finanziaria Regionale Friuli Venezia Giulia - FRIULIA S.p.A.	Trieste	2.00	A1.1	1,023
39 Credito Agricolo Italiano S.p.A.	Rome	7.50	A1.9	1,017
40 Finanziaria Regionale per lo Sviluppo del Molise FINMOLISE S.p.A.	Campobasso	11.84	A1.1	1,001
41 Skillpass S.p.A.	Rome	12.50	A1.1	885
42 METIS Società di fornitura di lavoro temporaneo S.p.A.	Milan	12.50	A1.1	862
43 Capitale e Sviluppo S.p.A.	Perugia	19.52	A1.9	857
44 Società per i Servizi Bancari - SSB S.p.A.	Milan	13.23	A1.1	650
		0.06	A1.9	1
		0.01	A1.10	..
45 Biuro Informacji Kredytowej S.A.	Warsaw	14.95	A1.12	578
46 Val Rendena Funivie S.p.A.	Pinzolo (TN)	10.71	A1.1	436
47 Fabryka Wyrobow Frotowych i Kocowych "Zwoltex" S.A.	Zdunska Wola	11.73	A1.77	401
48 SCONTOFIN S.p.A.	Luxembourg	15.00	A1.2	387
49 Società Regionale di Garanzia Marche Soc. Coop. r.l.	Ancona	11.66	A1.1	338
50 Idea Group S.p.A.	Bergamo	15.00	A1.1	284
51 Società Aree Industriali ed Artigianali S.A.I.A. S.p.A.	Verbania	10.00	A1.1	232
52 EPTAFID S.p.A.	Milan	15.70	A1.1	218

Other equity investments (continued) NAME OF AFFILIATE	MAIN OFFICE	% ORDINARY CAPITAL HELD	PARENT COMPANY	BOOK VALUE € '000
53 PROFINGEST (consortium)	Bologna	12.92	A1.1	182
54 WIMA	Lodz	12.17	A1.12	122
55 Health Insurance Company Zakrila AD	Sofia	10.00	A1.13	102
56 Sentieri Vivi S.r.l.	Trento	10.00	A1.1	60
57 S.A.S.E. S.p.A.	Perugia	11.39	A1.9	59
58 Sebi S.p.A.	Perugia	15.77	A1.9	28
59 Borsa Merci Trieste S.p.A.	Trieste	10.00	A1.1	11
60 Treviso Glocal Scarl	Treviso	10.00	A1.1	10
61 Basket Trieste S.r.l.	Trieste	10.57	A1.1	7
62 APC Metalchem S.A.	Opole	14.57	A1.77	2
63 Consorzio Agrario Interprovinciale TV-BL S.c.r.l.	Treviso	16.35	A1.1	..
64 Banque Galliere S.A. (in liquidation)	Paris	17.50	A1.1	..
65 Beofinest a.d.	Belgrado	18.75	A1.1	..
66 Giraglia Immobiliare S.p.A.	Milan	17.15	A1.2	..
67 I Gemelli di S. Benigno S.r.l. (in liquidation)	Genoa	12.24	A1.2	..
68 Lingotto S.p.A.	Turin	15.65	A1.1	..
69 Parteco S.r.l. (in liquidation)	Milan	10.00	A1.1	..
70 Przedsiebiorstwo Poligraficzno Wydawnicze Uniprom S.A.	Warsaw	10.64	A1.77	..
71 S.I.CRE.F. S.r.l. (in liquidation)	Verona	16.00	A1.1	..
72 Società della Ferrovia Friulana S.p.A.(in liquidation)	Gorizia	18.57	A1.1	..
73 Virtualand Park S.p.A. in liquidation	Castiglione del Lago (Pg)	12.50	A1.9	..

"Significant interest based on investment amount" means a book value of more than one million euros.

3.2 Credit and debt positions with Group companies – 3.3 Credit and debt positions with associated companies (other than Group companies)

	CREDIT AND DEBT POSITIONS WITH GROUP COMPANIES AMOUNTS AS AT		CREDIT AND DEBT POSITIONS WITH ASSOCIATED COMPANIES AMOUNTS AS AT	
(€ THOUSANDS)	31.12.2002	31.12.2001	31.12.2002	31.12.2001
a) Assets				
1. Loans to banks	-	-	2,669,908	3,496,384
of which: subordinated loans	-	-	-	*299*
2. Loans to financial institutions	7,805	1,173	1,479,659	1,159,323
of which: subordinated loans	-	-	*7,333*	*5,603*
3. Loans to other customers	119,632	67,855	1,000,047	602,080
of which: subordinated loans	-	-	-	-
4. Bonds and other debt securities	-	5,730	382,119	660,830
of which: subordinated loans	-	-	*14,428*	*73,125*
Total assets	**127,437**	**74,758**	**5,531,733**	**5,918,617**
b) Liabilities				
1. Due to banks	-	-	1,442,295	541,888
2. Due to financial institutions	3,322	967	171,871	132,495
3. Due to other customers	178,071	99,759	485,733	422,978
4. Securities in issue	-	-	-	792
5. Subordinated debt	-	-	-	-
Total liabilities	**181,393**	**100,726**	**2,099,899**	**1,098,153**
c) Guarantees and Commitments				
1. Guarantees given	14,057	24,276	496,791	484,063
2. Commitments	13,387	7,200	312,473	171,032
Total Guarantees and Commitments	**27,444**	**31,476**	**809,264**	**655,095**

The **assets, liabilities, guarantees and commitments** outstanding as at 31 December 2002 with **Group companies** that are not fully consolidated, and those with **companies subject to significant influence**, based on the stake held, break down as follows:

(€ THOUSANDS)

GROUP COMPANIES	ASSETS	LIABILITIES	GUARANTEES	COMMITMENTS
1) Transactions with banks				
	-	-	-	-
2) Transactions with financial institutions				
Auges S.p.A. (in liquidation)		239		
Locat Leasing d.o.o.	7,000			
On Investment Services S.r.l.	10			
Pekao Financial Services Sp Zo.o	795	839		497
Pekao Uslugi Korporacyine S.A.		51		
Sviluppo Nord Ovest S.G.R.p.A.		1,493		
Ventura Finance S.p.A.		700		
	7,805	**3,322**	**-**	**497**
3) Transactions with other customers				
BDK Consulting	97			
Broker Credit S.p.A.	2	6,153		
Cassa e Assicurazioni S.p.A. (in liquidation)		122		
Centar Gradski Podrum d.o.o.	2,662	95		
Central Kaptol d.o.o.	25,983	201		1,282
I-Faber S.p.A.		3,589	611	
Istraturist Umag Hotelijerstvo I Turiza	12,667	152	1,838	3,279
Lipa d.d.		227		
Locat Rent S.p.A.	50,167	895	215	
Marketing Zagrebacke Bamke d.o.o.		344		15
Medtrade d.o.o. (in liquidation)	14	3		
Pekao Development SP. Z.o.o.	11,613	4,057		2,097
Pekao Immobilier S.a.r.l.		1		
Polonit Sp.zo.o	99			
Pekao Informatyka sp. zo.o.		198		6.217
RI.PO. S.r.l.	16,235	3,861	11.364	
S.T.T. S.p.a		2,649		
Trinity Management Sp. zo.o		725		
UniCredit Consulting S.r.l.		89		
UniCredit Servizi Corporate S.p.a.		6,322		
UniCredit Servizi Private S.p.a.		6,322		
UniCredit International Services UNICIIS S.r.l.		38		
UniCreditAssicura S.r.l.	16	131,604		
Vivacity S.p.a.		7,818	29	
Zaslaw ZPIN Sp.zo.o	77			
Zane BH d.o.o.		16		
Zaba Turizam d.o.o.		2,590		
	119,632	**178,071**	**14,057**	**12,890**
4) Bonds and other debt securities				
	-	-	-	-
5) Securities in issue				
	-	-	-	-
6) Subordinated debt				
	-	-	-	-
Total	**127,437**	**181,393**	**14,057**	**13,387**

(€ THOUSANDS)

OTHER COMPANIES SUBJECT TO SIGNIFICANT INFLUENCE	ASSETS	LIABILITIES	GUARANTEES	COMMITMENTS
1) Transactions with banks				
Banca Cassa di Risparmio di Savigliano S.p.A.	10,518	11,864	64	46
Cassa di Risparmio di Bra S.p.A.	44,962	22,354		623
Cassa di Risparmio di Fossano S.p.A.	19,351	5,061		51
Cassa di Risparmio di Saluzzo S.p.A.	32,374	5,560	48	
	107,205	**44,839**	**112**	**720**
2) Transactions with financial institutions				
Allianz Zb d.o.o. Drustvo Za Upravljanje Dobrovoljnim		1,927		10
Allianz Zb d.o.o. Drustvo Za Upravljanje Obvznim		3,878		35
Cassa di Liquidazione e Garanzia S.p.A.		105		
Demir Romlease				1,526
Jupiter NFI S.A.		5,922		
La Compagnie Fiduciarie S.p.A. (in liquidation)		11		
LISEURO S.p.A.	13,705			
Milano Innovazione S.G.R. S.p.A.		297		233
Polcard S.A.		1,934		
Società Friulana Esazioni Tributi S.F.E.T.S.p.A.	9,644			
	23,349	**14,074**	**-**	**1,804**
3) Transactions with other customers				
Allianz Zagreb Dionicko Drustvo Za Osiguranje		4,728		75
ARGENTEA S.p.A.		601		
AUTOSTRADA BS-VR-VI-PD S.p.A.	111	3,681	9	
Baldini e Castoldi S.p.A.	521			
Commercial Union Vita S.p.A.	209	94,534		
CONSORZIO CA.RI.CE.SE.	448	128		
CreditRAS Assicurazioni S.p.A.		99	300	
CreditRas Vita S.p.A.	42,229	142,372		
Fabryka Sprzetu Okretowego	502	238		
Grifo Insurance Brokers S.r.l.		112		
Grupa Inwestycyjna Nywing S.A.	13,310	52		
Hotel Jean IIISobieski Sp.zo.o	9,853	4		
Immobiliare Lombarda S.p.A.	96,891	239		
Iniziative Urbane S.p.A.	13,591	94		
Selezione Terza S.r.l	47,000	2,695		
Serin S.r.l.		88		
Tomtex S.A.	1,247	5		
WAW PZL Sp.Zo.o	95			
Wytwornia Silnikow Plz. Mielec Sp.zo.o.	16			
ZPC Sp.zo.o	210			
	226,233	**249,670**	**309**	**75**
4) Bonds and other debt securities				
	-	-	-	-
5) Securities in issue				
	-	-	-	-
6) Subordinated debt				
	-	-	-	-
Total	**356,787**	**308,583**	**421**	**2,599**

3.4 Item 70 "Equity Investments" – 3.5 Item 80 "Equity Investments in Group Companies"

(€ THOUSANDS)	EQUITY INVESTMENTS ITEM 70			EQUITY INVESTMENTS IN GROUP COMPANIES ITEM 80		
	AMOUNTS AS AT			AMOUNTS AS AT		
	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
a) Equity investments in banks	**608,410**	**704,338**	**767,679**	**-**	**53,428**	**-**
1. Listed	475,611	626,292	626,292	-	-	-
2. Unlisted	132,799	78,046	141,387	-	53,428	-
b) Equity investments in financial institutions	**458,878**	**265,962**	**263,022**	**9,715**	**21,827**	**21,486**
1. Listed	1,797	-	-	448	879	879
2. Unlisted	457,081	265,962	263,022	9,267	20,948	20,607
c) Equity investments in other companies	**1,185,309**	**1,202,474**	**1,197,972**	**141,813**	**102,167**	**41,393**
1. Listed	48,881	88,327	88,327	-	-	-
2. Unlisted	1,136,428	1,114,147	1,109,645	141,813	102,167	41,393
Totals for item 70 and item 80	**2,252,597**	**2,172,774**	**2,228,673**	**151,528**	**177,422**	**62,879**

3.6 Changes in equity investments in the year

3.6.1 Equity Investments in Group Companies (item 80) – 3.6.2 Other Equity Investments (item 70)

(€ THOUSANDS)	EQUITY INVESTMENTS IN GROUP COMPANIES ITEM 80	OTHER EQUITY INVESTMENTS ITEM 70
A. Opening balance	**62,879**	**2,228,673**
B. Increases	**317,658**	**706,151**
B.1 Purchases	65,782	527,461
B.2 Write-backs	-	1,748
B.3 Revaluations	-	-
B.4 Other changes *	251,876	176,942
C. Decreases	**229,009**	**682,227**
C.1 Sales	98,421	126,717
C.2 Writedowns	234	275,338
of which: permanent writedowns	-	*135*
C.3 Other changes	130,354	280,172
D. Closing balance	**151,528**	**2,252,597**
E. Total revaluations	**-**	**12,735**
F. Total adjustments	**44,071**	**439,624**

* Sub-item B.4 "Other changes" includes the changes resulting from the changed scope of consolidation and reclassifications.

Detail of principal changes in "Equity Investments in Group companies":

		€ '000
B.1 Purchases:		
Onbanca S.p.A.		20,252
Vivacity S.p.A.		17,100
UniCredit Servizi Private S.p.A.		6,300
UniCredit Servizi Corporate S.p.A.		6,300
Centar Gradski Podrum d.o.o.		4,701
I-Faber S.p.A.		4,260
Polonit Sp.zo.o.		1,980
Sviluppo Nord-Ovest S.G.R.p.A.		1,200
Other		3,689
		65,782
B.4 Other changes:		
- Exchange gains		26
- Gains from sales:		
Splitska Banka D.D.	17,922	
Other	774	18.696
- Value differences for equity investments valued with the equity method		1.606
- Companies transferred from Item 70 "Other equity investments":		
Zagrebacka Banka d.d.	62,506	
Leasing Fabryczny Sp.zo.o.	3,563	
Locat Rent S.p.A.	2,239	
Zagrebacka Banka Bh d.d.	1,496	
Masters S.A.	631	70,435
- Companies transferred from line-by-line consolidation area:		
Splitska Banka D.D.	76,485	
Pioneer International Corp. (in liquidation)	8,433	84,918
- Changes resulting from changed scope of consolidation		66,730
- Other:		
Pekao Development Sp.Zo.o.	5,867	
Other	3,598	9,465
		251,876
C.1 Sales:		
Splitska Banka D.D.		94,408
Pekao Trading Corporation S.A.		4,011
Other		2
		98,421
C.2 Writedowns:		
Other		234
		234
C.3 Other changes:		
- Exchange differences		6,447
- Value differences for equity investments valued with the equity method:		
I-Faber S.p.A.	8,510	
Vivacity S.p.A.	7,012	
Other	4,536	20,058
- Companies transferred to line-by-line consolidation area:		
Zagrebacka Banka d.d.	62,506	
Leasing Fabryczny Sp.zo.o.	3,097	
Zagrebacka Banka Bh d.d.	1,496	67,099
- Other:		
OnBanca S.p.A. (merger)	20,252	
Pioneer International Corp. (in liquidation)	8,433	
Pioneer Consulting Services SA (formerly Pioneer Universal Pension Fund CO.(in liquidation)	2,704	
Pioneer Funds Management LTD (in liquidation)	1,658	
Other	3,703	36,750
		130,354

Detail of principal changes in "Other Equity Investments":

		€ '000
B.1 Purchases:		
Koç Finansal Hizmetler A.S.		245,291
Edipower S.p.A.		100,058
Commercial Union Vita S.p.A.		59,199
CreditRas Vita S.p.A.		42,075
Borsa Italiana S.p.A.		32,380
Fineco Group S.p.A. (formerly Bipop-Carire S.p.A.)		24,022
Carisma S.p.A.		4,537
Centrale dei Bilanci S.r.l. Società per gli Studi Finanziari		4,135
Szeptel S.A.		3,365
Serenissima Infracom S.p.A.		2,625
Demir Romlease S.A.		1,586
Jarocinskie Frabryki Mebli (JFM)		1,501
Raffaello Luxembourg S.c.a.		1,076
Other		5,611
		527,461
B.2 Write-backs:		
Borsa Italiana S.p.A.		981
Società Gestione per il Realizzo S.p.A.		447
Other		320
		1,748
B.4 Other changes:		
- Foreign exchange gains:		36
- Gains from sales:		
Autostrada del Brennero S.p.A.	20,880	
Monte Titoli S.p.A. - Istituto per la custodia e amministrazione dei valori mobiliari	16,920	
Pioneer ITI Amc limited	12,095	
Cedel International S.A.	8,349	
Ente Autonomo per le fiere di Verona	7,816	
Mediocredito Fondiario Centroitalia S.p.A.	5,004	
Aeroporto Valerio Catullo Verona Villafranca S.p.A.	1,904	
Euromts Limited	1,245	
Other	1,157	75,370
- Value differences for equity investments valued with the equity method		1,234
- Changes resulting from changed scope of consolidation		9,397
- Other: (*)		
CreditRas Vita S.p.A.	41,730	
Borsa Italiana S.p.A.	20,085	
Szeptel S.A.	7,306	
CLS Group Holdings A.G.	5,375	
Krajowa Izba Rozliczeniowa S.A.	4,079	
Capitalia S.p.A.	1,999	
Pollena Ewa S.A.	1,985	
Società per il Mercato dei Titoli di Stato - MTS S.p.A.	1,938	
Other	6,408	90,905
		176,942
C.1 Sales:		
Immocri S.p.A.		23,558
Autostrada del Brennero S.p.A.		22,910
Fineco Group S.p.A. (formerly Bipop-Carire S.p.A.)		16,225
Pioneer ITI Amc limited		13,854
Monte Titoli S.p.A. - Istituto per la custodia e amministraz. dei valori mobil.		10,815
Ente Autonomo per le fiere di Verona		9,500
Cedel International S.A.		8,745
Mediocredito Fondiario Centroitalia S.p.A.		8,388

* "Other changes – other" also includes increases resulting from extraordinary company transactions (spin-offs, contributions, etc.) and transfers from other portfolios

(continued) € '000

	Szeptel S.A.		3,610
	Aeroporto Valerio Catullo Verona Villafranca S.p.A.		2,600
	BHI SA (formerly Bank Handlowy International S.A.)		1,784
	Veronamercato S.p.A.		1,270
	Other		3,458
			126,717
C.2	**Writedowns:**		
	Kataweb S.p.A.		132,960
	Commerzbank A.G.		89,265
	Consortium Srl		15,483
	Lingotto S.p.A.		13,820
	Holding di Partecipazioni Industriali		4,726
	Szeptel S.A.		3,462
	CLS Group Holdings A.G.		3,013
	Nortel Inversora S.A.		1,974
	Istituto Europeo di Oncologia S.r.l.		1,667
	Capitalia S.p.A.		1,480
	Baldini e Castoldi S.p.A.		1,421
	Other		6,067
			275,338
C.3	**Other changes:**		
	- Exchange rate differences		6,807
	- Losses from sales:		
	Fineco Group S.p.A. (formerly Bipop-Carire S.p.A.)	5,015	
	Szeptel S.A.	3,397	
	Other	267	8,679
	- Value differences for equity investments valued with the equity method:		
	Koç Finansal Hizmetler A.S.	61,651	
	Immobiliare Lombarda SpA	35,455	
	Commercial Union Vita S.p.A.	6,334	
	Other	1,032	104,472
	- Companies transferred to item 80 "Group Equity Investments":		
	Zagrebacka Banka d.d.	62,506	
	Leasing Fabryczny Sp.zo.o.	3,563	
	Locat Rent S.p.A.	2,239	
	Zagrebacka Banka Bh d.d.	1,496	
	Masters S.A.	631	70,435
	- Companies transferred to item 60 "Shares, interests and other variable yield securities":		
	Raffaello Luxembourg S.c.a.		3,611
	- Other:		
	Duerrevita S.p.A.	41,730	
	Monte Titoli S.p.A. - Istituto per la custodia e amministraz. dei valori mobil.	20,085	
	Jupiter NFI S.A.	7,417	
	CLS Services LTD	5,366	
	Fineco Group S.p.A. (formerly Bipop-Carire S.p.A.)	1,999	
	Euromts Limited	1,938	
	Immocri S.p.A.	1,337	
	Consors OnLine Broker Sim S.p.A. (in liquidation)	1,219	
	Allianz Zb d.o.o. Drustvo Za Upravljanje Dobrovoljnim Mirovinskim Fondom	1,093	
	Other	3,984	86,168
			280,172

Section 4 TANGIBLE AND INTANGIBLE FIXED ASSETS

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
110. Intangible fixed assets	**1,255,688**	**1,675,553**	**1,636,788**
120. Tangible fixed assets	**3,527,174**	**3,362,603**	**3,172,352**
Total	**4,782,862**	**5,038,156**	**4,809,140**
of which: buildings owned by the Parent Company and other credit institutions of the Group and used in their operations	*1,890,924*	*1,802,587*	*1,709,958*

4.1 Changes in "Tangible fixed assets" in the year

(€ THOUSANDS)	PROPERTY	FURNITURE	EQUIPMENT	TOTAL
A. Opening balance	**2,620,313**	**178,557**	**373,482**	**3,172,352**
B. Increases	**2,630,122**	**303,349**	**1,701,519**	**4,634,990**
B.1 Purchases	2,242,597	255,022	1,594,648	4,092,267
B.2 Write-backs	-	23	-	23
B.3 Revaluations	-	-	-	-
B.4 Other changes *	387,525	48,304	106,871	542,700
C. Decreases	**2,255,142**	**318,004**	**1,707,022**	**4,280,168**
C.1 Sales	1,958,827	220,878	1,501,923	3,681,628
C.2 Writedowns:	102,575	63,854	146,342	312,771
a) Depreciation	*95,336*	*63,824*	*146,123*	*305,283*
b) Permanent writedowns	*7,239*	*30*	*219*	*7,488*
C.3 Other changes	193,740	33,272	58,757	285,769
D. Closing balance	**2,995,293**	**163,902**	**367,979**	**3,527,174**
E. Total revaluations	**1,460,263**	**2,316**	**-**	**1,462,579**
F. Total writedowns	**1,153,944**	**574,286**	**984,838**	**2,713,068**
a) Depreciation	*1,139,023*	*574,058*	*983,545*	*2,696,626*
b) Permanent writedowns	*14,921*	*228*	*1,293*	*16,442*

* Sub-item B.4 "Other changes" includes the changes resulting from the changed scope of consolidation and reclassifications.

4.2 Annual changes in "Intangible fixed assets"

€ '000

A. Opening balance	**1,636,788**
B. Increases	**242,908**
B.1 Purchases	169,025
B.2 Write-backs	346
B.3 Revaluations	-
B.4 Other changes *	73,537
C. Decreases	**624,008**
C.1 Sales	969
C.2 Writedowns:	275,413
a) Amortisation	*275,413*
b) Permanent writedowns	-
C.3 Other changes	347,626
D. Closing balance	**1,255,688**
E. Total revaluations	**-**
F. Total writedowns	**1,035,849**
a) Amortisation	*1,020,416*
b) Permanent writedowns	*15,433*

* Sub-item B.4 "Other changes" includes the changes resulting from the changed scope of consolidation and reclassifications.

Intangible fixed assets were made up as follows:

	€ '000 31.12.2002
Intangible assets	152,285
Goodwill [1]	966,854
Other capitalised costs to be amortised	136,549
Total	**1,255,688**

1. This was mainly for the goodwill posted directly to the consolidated accounts of Pioneer Investment Management USA Inc.

Section 5 OTHER ASSET ITEMS

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
150. Other assets	**29,119,828**	**20,244,880**	**20,138,329**
160. Accrued income and pre-paid expenses	**2,061,500**	**3,006,232**	**2,950,514**
Total	**31,181,328**	**23,251,112**	**23,088,843**

5.1 Item 150 "Other assets"

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
Cash and other valuables held by cashier:			
- Current account cheques being settled, drawn on third parties	504,038	746,931	745,245
- Current account cheques charged to Group banks, received by the clearing house, and in the process of being debited	9,915	13,108	13,108
- Money orders, bank drafts and equivalent securities	137,996	13,369	13,947
- Coupons, securities due on demand, revenue stamps and miscellaneous valuables	232	131,755	126,192
	652,181	**905,163**	**898,492**
Interest and amounts to be debited to:			
- Customers	7,942	143,454	150,013
- Banks	4,114	2,508	2,605
	12,056	**145,962**	**152,618**
Caution monies:			
- In the name of, and on behalf of the Group	8,972	21,021	21,021
- In the name of, and on behalf of third parties	1,600	1,042	1,042
	10,572	**22,063**	**22,063**
Items in transit between branches not yet attributed to destination accounts	**296,752**	**234,665**	**230,298**
Items in processing	**2,056,764**	**1,641,950**	**1,641,950**
Receivables for advances made by the tax collection service	**1,431,141**	**1,016,179**	**1,026,655**
Tax entries:			
- Advance payments made to tax authorities	1,097,761	1,611,288	1,604,231
- Tax credits	203,449	199,361	197,434
- Other tax entries	658,604	1,255,539	1,255,415
	1,959,814	**3,066,188**	**3,057,080**
Deferred tax assets	**387,373**	**285,364**	**285,364**
Entries resulting from the valuation of off-balance-sheet transactions			
- Customers	3,301,224	1,528,029	1,504,489
- Banks	12,328,074	6,029,825	6,029,774
	15,629,298	**7,557,854**	**7,534,263**
Premiums paid for options	**803,191**	**1,041,165**	**1,041,165**
Items not attributable to other accounts:			
- Securities and coupons to be settled	1,428,949	983,183	974,701
- Other transactions	3,732,356	2,370,019	2,325,500
	5,161,305	**3,353,202**	**3,300,201**
Adjustments for illiquid portfolio items	**578**	**13,691**	**13,691**
Other entries:			
- Entries related to accidents and disputes being clarified (at estimated amount to be received)	19,116	17,884	17,304
- Other entries	699,687	943,550	917,185
	718,803	**961,434**	**934,489**
Total	**29,119,828**	**20,244,880**	**20,138,329**

5.2 Item 160 "Accrued income and pre-paid expenses"

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
Accrued income			
for accrued interest on investment and trading securities	371,654	448,580	434,877
for accrued interest on loans to banks	152,614	176,796	174,549
for accrued interest on loans to customers	364,607	366,073	328,380
for differentials on derivative contracts	720,931	524,718	524,718
for other transactions	53,383	602,250	602,163
Total accrued income	**1,663,189**	**2,118,417**	**2,064,687**
Pre-paid expenses			
for advance rent payments	3,082	8,030	8,003
for issue discount on securities	10,023	13,199	13,199
for derivative contracts	211,374	174,009	174,009
for miscellaneous fees and commissions	158,274	65,760	65,760
for other transactions	15,558	626,817	624,856
Total pre-paid expenses	**398,311**	**887,815**	**885,827**
Total accrued income and pre-paid expenses	**2,061,500**	**3,006,232**	**2,950,514**

Accruals and deferrals are reported on the basis of the accrual principle and in accordance with the provisions of Article 2424 bis of the Civil Code.

5.3 Adjustments for accrued income and pre-paid expenses

No adjustments were made related to increases or decreases in the asset or liability accounts to which accrued income and pre-paid expenses refer.

5.4 Distribution of subordinated assets

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
a) Loans to banks	2,000	-	-
b) Loans to customers	119,856	224,554	224,554
c) Bonds and other debt securities	282,782	597,168	597,168
Total	**404,638**	**821,722**	**821,722**

Section 6 DEPOSITS

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
10. Due to banks	**31,990,884**	**34,312,021**	**34,030,396**
20. Due to customers	**93,368,254**	**95,383,260**	**91,166,419**
30. Securities in issue	**33,173,457**	**35,868,149**	**35,868,149**
40. Deposits received in administration	**203,447**	**285,873**	**285,873**
Total	**158,736,042**	**165,849,303**	**161,350,837**

6.1 Detail of Item 10 "Due to banks"

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
a) Repo transactions	11,927,830	11,252,294	11,252,294
b) Stock lending	162,040	117,673	117,673

6.2 Detail of Item 20 "Due to customers"

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
a) Repo transactions	15,740,002	13,563,869	13,563,869
b) Stock lending	-	-	-

Item 10 "Due to banks"

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
a) on demand:			
Demand deposits	1,856,408	2,229,214	2,226,025
Current accounts for services rendered	626,933	1,745,044	1,717,341
Other forms of debt	22,536	30,506	33,235
	2,505,877	**4,004,764**	**3,976,601**
b) on term or with notice:			
Time deposits	15,381,309	16,344,272	16,306,651
Repo transactions	11,927,830	11,252,294	11,252,294
Stock lending	162,040	117,673	117,673
Loans from international banking organisations	353,243	374,960	441,915
Other forms of debt	1,660,585	2,218,058	1,935,262
	29,485,007	**30,307,257**	**30,053,795**
Total	**31,990,884**	**34,312,021**	**34,030,396**

Item 20 "Due to customers"

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
a) on demand:			
Savings deposits	6,844,154	6,447,435	5,697,855
Overdraft accounts	53,792,031	54,273,427	53,320,494
Other forms of debt	168,471	93,895	72,996
	60,804,656	**60,814,757**	**59,091,345**
b) on term or with notice:			
Savings deposits	3,765,494	4,805,970	2,374,694
Overdraft accounts	11,232,061	14,630,357	14,630,357
Repo transactions	15,740,002	13,563,869	13,563,869
Stock lending	-	-	-
Other transactions	1,826,041	1,568,307	1,506,154
	32,563,598	**34,568,503**	**32,075,074**
Total	**93,368,254**	**95,383,260**	**91,166,419**

Item 30 "Securities in issue"

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
Bonds	14,873,615	18,750,370	18,750,370
Certificates of deposit	17,317,982	15,934,109	15,934,109
Other securities	981,860	1,183,670	1,183,670
Total	**33,173,457**	**35,868,149**	**35,868,149**

Item 40 "Deposits received in administration"

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
Amounts received from the government	6,510	25,676	25,676
Amounts received from the region and other organisations	196,937	260,197	260,197
Total	**203,447**	**285,873**	**285,873**

Section 7 RESERVES

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
70. Reserve for employee severance pay	**960,897**	**925,519**	**925,519**
80. Reserves for risks and charges			
a) Reserve for pensions and similar obligations	538,266	546,895	546,895
b) Taxation reserve	2,229,812	2,164,812	2,050,403
c) Consolidation reserve for future risks and charges	3,886	53,447	53,447
d) Other reserves	868,579	910,992	1,002,270
	3,640,543	**3,676,146**	**3,653,015**
90. Loan loss reserves	**93,791**	**148,246**	**148,246**
Total	**4,695,231**	**4,749,911**	**4,726,780**

7.1 Item 90 "Loan loss reserves"

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
Overdue interest on loans to customers	-	-	-
Other	93,791	148,246	148,246
Total	**93,791**	**148,246**	**148,246**
of which: minorities	*29,039*	*35,750*	*35,750*

"Loan loss reserves" are used to cover potential credit risks, which currently cannot be assessed, and thus, they are "potential".

7.2 Changes during the period in "Loan loss reserves" (Item 90)

€ '000

A. Opening balance	**148,246**
B. Increases	**9,767**
B.1 Provisions	9,767
B.2 Other changes	-
C. Decreases	**64,222**
C.1 Uses	-
C.2 Other changes	64,222
D. Closing balance	**93,791**

7.3 Item 80 d) "Reserves for risks and charges: Other reserves"

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
Reserves for writedowns of guarantees given and commitments:			
- Specific writedowns	64,987	77,012	75,691
- Lump-sum writedowns for "country risk"	9,183	5,335	5,335
- Other lump-sum writedowns	20,116	24,573	19,844
	94,286	**106,920**	**100,870**
Other reserves for risks and charges:			
- Projected outlays for personnel-related disputes and charges	73,969	112,680	118,755
- Projected outlays to cover accidents being clarified	10,217	5,373	5,373
- Options and guarantees for transactions involving equity investments sold	50,811	57,238	57,238
- Pending voidable preferences and other legal actions	179,983	181,889	179,859
- Vacation days not taken	59,376	52,415	52,415
- Projected future charges for equity investments	3,869	1,029	1,029
- Benefits under Articles 22-23 of Legislative Decree 153/99	248,431	224,208	320,659
- Other	147,637	169,240	166,072
	774,293	**804,072**	**901,400**
Total	**868,579**	**910,992**	**1,002,270**

Item 80 b) "Reserves for risks and charges: Taxation reserve"

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
Income tax for the year	2,048,067	1,864,705	1,750,296
Miscellaneous indirect taxes	1,137	46,936	46,936
Taxes of foreign branches	38,735	53,435	53,435
Deferred taxes	124,198	174,384	174,384
Other taxes	17,675	25,352	25,352
Total	**2,229,812**	**2,164,812**	**2,050,403**

In accordance with CONSOB Regulation No. DEM/1011405 dated 15 February 2001, the following is the information required on the effects, and the manner in which it is recorded in our Accounts, of the tax relief stipulated under Articles 22 and 23 of Legislative Decree No. 153 dated 17 May 1999.

a) Income taxes for the periods 1998, 1999, and 2000 were determined in consideration of the referenced tax relief.

b) In their press release dated 3 April 2000, the Ministry of the Treasury and the Ministry of Finance gave notice that the European Commission had requested the Italian government to provide clarifications of legislative provisions under discussion to assess their status, or lack thereof, as "state subsidies" that are forbidden by Article 87 of the EC Treaty.

c) This press release specified that "the tax relief in question is considered suspended, and thus, the adoption of the related regulation concerning the methods for applying the law in question is suspended."

d) The effects of the benefits resulting from the impact on current taxes, are as follows:

	€ millions
for 1998	32.9
for 1999	93.0
for 2000	101.1
Total	**227.0**

e) In its memo dated 25 October 2000 published in the EC Official Journal dated 10 February 2001, the European Commission advised that the supplemental information provided by Italian authorities in their letter dated 14 June 2000 "confirmed the possibility that the measures being disputed constitute state subsidies." Consequently, the Commission decided to initiate a formal investigation procedure. For this reason, in the accounts for 2000 the Group companies concerned deemed it prudent to make a provision to the Reserve for risks and charges, under "other reserves", item 80 c) of the balance sheet, in the entire amount indicated above, with a charge to "Provisions for risks and charges," Item 100 of the profit and loss account.

f) Upon the conclusion of the referenced investigation, the European Commission on 12 December 2001 notified the Italian government of its decision to consider the tax benefits in question to be incompatible with the provisions of the EC treaty regarding state subsidies, and therefore requested that Italy abolish these benefits and take all measures necessary to retrieve from the banks the subsidies granted.

g) Based on the existence of significant and specific supporting information, the Italian Banking Association (ABI) has proposed to contest this decision in the name, and on behalf, of the banks, and UniCredito Italiano has mandated ABI to appear in court in its name.

h) These tax benefits were suspended under Decree Law No. 63 of 15 April 2002, published in the Italian Official Gazette of 17 April 2002. Therefore, no benefit was calculated for the 2002 tax period.

i) In accordance with Article 1 of Decree Law No. 282 of 24 December 2002, enacted as Law no. 27 of 21 February 2003, issued in implementation of the referenced decision of the European Commission, prior to 31 December 200[illegible] the Group companies concerned paid taxes not paid in consequence of the subsidies in question, together with the interest st[illegible]ated by said law, for a total of €254.5 million.

Deferred taxation

In application of the principle requiring the reporting of deferred taxes, the following criteria were adopted:

- Use of the "balance sheet liability method";
- Reporting of deferred tax assets on the basis of the following assumptions:
  - existence of taxable income in future periods over a maximum time horizon of three years, conservatively taking into account the existence of a business plan that covers that period;
  - reporting of only those deferred taxes resulting from expenses already allocated to the profit and loss account, for which the period in which they will be deductible from taxable income is already known with certainty;
- Reporting of deferred taxes that are likely to be incurred.

In order to determine deferred taxes, the tax rates applicable for the successive periods under consideration (pursuant to regulations current at the year-end) were used, as noted below:

YEAR	Corporate Income tax (Irpeg)	Regional tax on productive activities (Irap)
2003	34%	4.25%
2004	34%	4.25%
2005	34%	4.25%

Below are the changes that occurred in 2002:

7.4 Change during the period in "Deferred tax assets" with a balancing entry to the profit and loss account

	€ '000
1. Initial amount	**285,364**
2. Increases	**267,944**
2.1 Deferred tax assets arising during the year	239,487
2.2 Other increases	28,457
3. Reductions	**165,935**
3.1 Deferred tax assets eliminated during the year	134,694
3.2 Other decreases	31,241
4. Final amount	**387,373**

7.5. Change during the period in "Deferred tax liabilities"

(€ THOUSANDS)	BALANCING ENTRY TO: PROFIT AND LOSS ACCOUNT	BALANCING ENTRY TO: RESERVES UNDER SHAREHOLDERS' EQUITY*
1. Initial amount	**169,564**	**4,820**
2. Increases	**57,011**	**-**
2.1 Deferred tax liabilities arising during the year	43,626	-
2.2 Other increases	13,385	-
3. Reductions	**104,307**	**2,890**
3.1 Deferred tax liabilities eliminated during the year	102,056	853
3.2 Other decreases	2,251	2,037
4. Final amount	**122,268**	**1,930**

* The above deferred taxes arose from the suspension of the applicable taxes on gains on the expected disposal of properties and equity investments.

No deferred taxes originated from:
- Writedowns of loans to banks, as these could not be deducted from taxable income for the period;
- Writedowns of equity investments, securities and tangible fixed assets exceeding the amount which, under tax regulations, can be deducted from taxable income;
- Reserves formed from provisions made to cover likely or certain charges, for which the period when such charges will actually be incurred is still not known.

For these exclusions, there are **potential deferred tax assets**, which will be reported in the profit and loss account if the condition of the deductibility of the underlying charge takes place.

Item 80 c) "Reserves for risks and charges: Consolidation reserve for future risks and charges"

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
			€ '000
Consolidation reserve for future risks and charges	**3,886**	**53,447**	**53,447**

Finally, below are the changes that occurred in 2002 in the reserves in question:

(€ THOUSANDS)	EMPLOYEE SEVERANCE PAY RESERVE	RESERVE FOR RISKS AND CHARGES: RESERVE FOR PENSIONS AND SIMILAR OBLIGATIONS	TAXATION RESERVE	CONSOLIDATION RESERVE FOR FUTURE RISKS AND CHARGES	OTHER RESERVES
AMOUNTS AS AT 31.12.2001	**925,519**	**546,895**	**2,050,403**	**53,447**	**1,002,270**
Changes in 2002:					
Use of provisions	- 101,501	- 47,234	- 1,390,684	- 38,295	- 169,553
Reallocations to the profit and loss account	-	-	- 43,471	- 11,266	- 110,341
Provisions	+ 139,118	+ 35,541	+ 1,485,127	-	+ 222,884
Exchange differences and other changes *	- 2,239	+ 3,064	+ 128,437	-	- 76,681
AMOUNTS AS AT 31.12.2002	**960,897**	**538,266**	**2,229,812**	**3,886**	**868,579**

* Also includes any changes resulting from the changed scope of consolidation and reclassifications.

Section 8 CAPITAL, RESERVES, FUND FOR GENERAL BANKING RISKS AND SUBORDINATED DEBT

Group shareholders' equity was broken down as follows:

	31.12.2002	31.12.2001 RESTATED	31:12.2001 HISTORICAL
			€ '000
100. Fund for general banking risks	**137,361**	**133,463**	**66,675**
150. Capital	**3,148,070**	**3,087,581**	**2,523,215**
160. Issue premium	**3,308,639**	**3,117,283**	**3,117,283**
170. Reserves	**3,560,240**	**3,241,017**	**2,160,108**
Legal reserve	368,367	259,479	259,479
Statutory reserves	771,601	531,822	531,822
Other reserves	2,420,272	2,449,716	1,368,807
180. Revaluation reserves	**305,343**	**28,661**	**213,390**
190. Retained earnings	**98**	**228**	**228**
	10,459,751	**9,608,233**	**8,080,899**
200. Net profit for the year	**1,801,142**	**1,453,719**	**1,453,719**
Total Group portion of shareholders' equity	**12,260,893**	**11,061,952**	**9,534,618**

In this section, the items comprised in the Group's portion of shareholders' equity are detailed, as well as the balance sheet items below resulting from the consolidation process:

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
LIABILITIES AND SHAREHOLDERS' EQUITY			
120. Negative consolidation differences	51,888	50,910	48,235
130. Negative net equity differences	12,418	8,261	8,230
140. Minority portion of shareholders' equity (+/-)	+ 1,171,598	+ 1,666,784	+ 2,869,583
ASSETS			
90. Positive consolidation differences	961,888	893,647	791,479
100. Positive net equity differences	56,766	16,142	893

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
110. Subordinated debt	7,088,478	7,073,332	7,071,017

Group portion of shareholders' equity

Item 100 "Fund for general banking risks"

The "Fund for general banking risks" is used to cover general business risk, and is similar to a shareholders' equity reserve. As at 31 December 2002 it totalled €137,361 and broke down as follows: €116,885 for the Parent Company, and €20,476 for certain subsidiaries, of which €708 was related to minorities.

Changes in the "fund" are shown in the "Statement of changes in shareholders' equity", which appears below.

Item 150 "Capital"

	€ '000 31.12.2002
6,274,433,668 ordinary shares with a par value of €0.50 each	3,137,217
21,706,552 savings shares with a par value of €0.50 each	10,853
Total	**3,148,070**

During the period, capital, which as at 31 December 2001 was made up of 5,024,723,566 ordinary shares and 21,706,552 savings shares, with a par value of €0.50 for both classes, changed following capital increases related to:

- the tender and share swap of offer for Zagrebačka Banka, through the issue of 84,670,661 ordinary shares with a par value of €0.50 each;
- the merger into UniCredito Italiano S.p.A. of: Banca Cassa di Risparmio di Verona Vicenza Belluno e Ancona Banca S.p.A., Cassamarca, Cassa di Risparmio di Trento e Rovereto S.p.A, Cassa di Risparmio di Trieste Banca S.p.A., Rolo Banca 1473 S.p.A., Credit Carimonte S.p.A., with the issuance of 1,128,731.481 ordinary shares;
- the issuance of 18,763,522 ordinary shares under the medium-term bonus plan for Group staff through a deduction from the associated reserve duly established at the ordinary shareholders' meeting of 2 May 2000, and supplemented by resolution of the ordinary shareholders' meeting of 5 May 2001.
- the merger into UniCredito Italiano Spa of OnBanca Spa, with the issuance of 17,544,438 ordinary shares.

As a result, capital increased from €2,523,215 at the end of 2001 to €3,148,070 at the end of 2002.

Item 160 " Share premium reserve"

	€ '000 31.12.2002
Share premium reserve	3,308,639
Total	**3,308,639**

Item 170 "Reserves"

	€ '000 31.12.2002
Legal reserve	368,367
Statutory Reserves	771,601
Other reserves*	2,420,272
Total *	**3,560,240**

* The item "Other reserves" refers, for €1,669,744, to the Parent Company, and for €750,528, to companies included in the scope of consolidation.

Item 180 "Revaluation reserves"

	€ '000 31.12.2002
Monetary revaluation reserve, Law 72/83	84,658
Property revaluation reserve, Law 413/91	178,773
Other revaluation reserves	41,912
Total *	**305,343**

* This item includes reserves related to minorities of €28,323.

Statement of changes in Shareholders' Equity

(€ MILLION)	CAPITAL STOCK	ISSUE PREMIUMS	LEGAL RESERVE	OTHER RESERVES	FUND FOR GENERAL BANKING RISKS	REVALUAT. RESERVES	NET PROFIT	TOTAL
Balance as at 31 December 2001	**2,523.2**	**3,117.3**	**259.5**	**1,900.8**	**66.7**	**213.4**	**1,453.7**	**9,534.6**
- S3 project incorporation effect	564.4	-	-	1,080.9	66.8	-184.7	-	1,527.4
Restated balance as at 31 December 2001	**3,087.6**	**3,117.3**	**259.5**	**2,981.7**	**133.5**	**28.7**	**1,453.7**	**11,062.0**
Changes in 2002								
Allocation of consolidated net profit for 2001:								
- To dividends							- 723.8	- 723.8
- To reserves			108.9	611.3			- 720.2	-
- Other allocations							- 9,7	- 9.7
Other changes:								
- Increase in capital stock from acquisition of Zagrebacka Banka	42.3	191.4						233.7
- allocation of surplus from S3 tender				- 277.0		277.0		-
- Capital increases related to staff bonus plan	9.4			- 9.4				-
- Capital increases from incorporation of OnBanca	8.8			48.4				57.2
- change in reserve for exchange differences related to conversion of accounts in foreign currency and other changes				- 163.0		- 0.4		-163.4
- Provisions/uses					3.9			3.9
Group portion of net profit							1,801.1	1,801.1
Balance as at 31 December 2002	**3,148.1**	**3,308.7**	**368.4**	**3,192.0**	**137.4**	**305.3**	**1,801.1**	**12,261.0**
Minorities								1,171.6
Total as at 31 December 2002								**13,432.6**

Balance sheet items resulting from the consolidation process

Item 90 – Positive consolidation differences

(€ THOUSANDS)	BALANCE AS AT 31.12.2001	ADDITIONS DURING THE YEAR	OTHER CHANGES	AMORTISATION DURING THE YEAR	BALANCE AS AT 31.12.2002
Item 90					
Bank Pekao S.A.	544,090	-	-	- 69,168	474,922
Momentum Group	-	112,856	-	- 1,391	111,465
Zagrebacka Banka D.D.	-	60,888	-	- 5,074	55,814
Bulbank A.D.	60,850	-	-	- 6,969	53,881
Cassa di Risparmio di Carpi S.p.A.	47,360	-	85,366	- 14,457	118,269
Unibanka A.S. (formerly Pol'nobanka A.S.)	39,652	343	-	- 4,507	35,488
Banca dell'Umbria 1462 S.p.A.	36,988	-	66,088	- 10,960	92,116
Cassa di Risparmio di Trieste Banca S.p.A.	33,910	-	-33,910	-	-
Splitska Banka D.D.	15,249	-	-15,249	-	-
Cassa di Risparmio di Trento e Rovereto S.p.A.	7,570	-	-7,570	-	-
UniCredit Romania S.A.	-	7,206	-	- 362	6,844
Pioneer Investment Management USA Inc.	4,281	-	4,692	- 954	8,019
S+R Investimenti S.g.r.p.A.	1,529	-	2,749	- 466	3,812
Rolo Pioneer Luxembourg S.A.	-	1,398	-	- 140	1,258
Total	**791,479**	**182,691**	**102,166**	**- 114,448**	**961,888**

The reporting for the period relating to Cassa di Risparmio di Carpi, Banca dell'Umbria 1462 Spa, Pioneer Investment Management USA Inc. and S+R Investimenti S.g.r.p.A. as given in Item 90, "Positive Consolidation Differences" is a consequence of the increase in the percentage of ownership following the incorporation by merger of Rolo Banca 1473 as a result of the S3 Project, as was the elimination of the positive consolidation differences relating to Cassa di Risparmio di Trieste Spa and Cassa di Risparmio di Trento e Rovereto Spa.

Item 100 – Positive net equity differences

These totalled €56,766 as at 31 December 2002 and were attributable as follows: €55,386 to Koç Group, and €1,380 to the Pekao Group.

Item 120 – Negative consolidation differences

In 1998 negative and positive consolidation differences were offset, as allowed by the regulations.

(€ THOUSANDS)	BALANCE AS AT 31.12.2001	CHANGES DURING THE PERIOD	BALANCE AS AT 31.12.2002
Cariverona Banca S.p.A.	167,296	-167,296	-
Banca Agricola Commerciale della Repubblica di S. Marino S.A.	8,581	34,531	43,112
Banca Mediocredito S.p.A.	2,798	-	2,798
Rolo Pioneer S.G.R.p.A.	501	4,452	4,953
Caritro S.p.A.	-52,870	52,870	-
Cassa di Risparmio di Trieste Banca S.p.A.	-23,231	23,231	-
UniCredito Gestione Crediti SpA (formerly Mediovenezie Banca)	-18,599	18,599	-
formerly Gestiveneto S.G.R.	-17,099	17,099	-
Bank Pekao S.A.	-	977	977
other consolidated companies	-19,142	19,190	48
Total	**48,235**	**3,653 ***	**51,888**

* of which €2,675 is related to the S3 Project.

Item 130 – Negative net equity differences

(€ THOUSANDS)	BALANCE AS AT 31.12.2001	CHANGES DURING THE PERIOD	BALANCE AS AT 31.12.2002
Gruppo Pekao	8,230	2,472	10,702
CreditRas Vita S.p.A. (formerly Duerrevita)	-	375	375
Sfet S.p.A.	-	503	503
Cassa di Risparmio di Fossano S.p.A.	-	491	491
Agrocons Centrum A.S.	-	314	314
Grifo Insurance Brokers S.r.l.	-	33	33
Total	**8,230**	**4,188 ***	**12,418**

* of which €31 is related to the S3 Project.

Item 140 – Minority portion of shareholders' equity

The minority portion of shareholders' equity, as detailed below, was determined by applying the equity ratio method, and included the minority interest in net profit for the year.

(€ THOUSANDS)	BALANCE AS AT 31.12.2001	CHANGES DURING THE PERIOD	BALANCE AS AT 31.12.2002
Rolo Banca 1473 S.p.A.	1,090,376	- 1,090,376	-
Credit Carimonte S.p.A.	586,412	- 586,412	-
Cassa di Risparmio di Trieste Banca S.p.A.	40,061	- 40,061	-
Bank Pekao S.A.	903,395	- 94,946	808,449
Zagrebacka Banka D.D.	-	112,081	112,081
Banca dell'Umbria S.p.A.	- 8,454	77,500	69,046
Cassa di Risparmio di Carpi S.p.A.	- 45,227	82,592	37,365
Locat S.p.A.	37,529	- 788	36,741
Bulbank A.D.	33,609	1,573	35,182
Banca Mediocredito S.p.A.	93,109	- 64,131	28,978
Banca Agricola Commerciale della Repubblica di San Marino S.A.	57,595	- 42,729	14,866
other consolidated companies	81,178	- 52,288	28,890
Total	**2,869,583**	**- 1,697,985 ***	**1,171,598**

* of which €1,635,181 was related to the S3 Project.

Other items under Section 8 referring to liabilities

Item 110 – Subordinated debt

a) Maturity date, currency, interest, nominal value and equivalent in €

MATURITY	CURRENCY	RATE	FACE VALUE IN ORIGINAL CURRENCY	€ '000 BOOK VALUE
Parent Company				
1) 22.06.2003	US$	libor - 1/8% (min 6% max 10%)	200,000,000	190,712
2) 24.09.2003	US$	libor - 0.1875% (min 5.3/4 max 10%)	250,000,000	238,390
3) 15.10.2003	CAN$	libor - 0.25% (min 7% max 10%)	150,000,000	90,634
4) 09.06.2003	LUX FR.	8.1/8%	1,000,000,000	24,789
5) 01.07.2003	LUX FR.	8%	1,000,000,000	24,789
6) 01.06.2003	LIT	6 month ribor + 0.25% p.a.	80,000,000,000	41,316
7) 19.12.2007	LIT	6 month libor	230,000,000,000	118,785
8) 14.06.2010	EURO	6.25% p.a. - act/act for years 1-5 3 month euribor + 125 basis points p.a. for years 6-10	400,000,000	400,000
9) 14.06.2010	EURO	3 month euribor +65 basis points p.a. for years 1-5 +125 basis points p.a. for years 6-10	800,000,000	800,000
10) 29.10.2010	EURO	5.20% for year 1 5.30% for year 2 5.40% for year 3 5.50% for year 4 5.60% for year 5 5.70% for year 6 6.25% for year 7 6.80% for year 8 7.35% for year 9 7.90% for year 10	747,000,000	746,998
11) 13.12.2010	EURO	Gross annual rate of 2.75% of the nominal value for 10 years at maturity, a "higher yield" may be paid, which is related to the appreciation of a stock index (EuroSTOXX50), calculated on the basis of a formula reported in the loan agreement, and adjusted as necessary by applying a "Take Profit" clause.	261,000,000	260,702
12) 16.03.2011	EURO	3 month euribor +75 basis points p.a. for years 1-5 +135 basis points p.a. for years 6-10	500,000,000	500,000
13) 16.03.2011	EURO	6% p.a.	500,000,000	500,000
14) 27.11.2011	EURO	5% p.a. act/act for years 1-5 3 month euribor + 130 basis points for years 6-10	400,000,000	400,000
15) 27.11.2011	EURO	3 month euribor +70 basis points p.a. for years 1-5 +130 basis points p.a. for years 6-10	400,000,000	400,000
16) 01.10.2003	LIT	6 month libor	350,000,000,000	167,339
17) 01.07.2003	LIT	5.10%	25.000,000,000	12,607
18) 28.02.2012	EURO	6.10%	500,000,000	500,000
19) 20.07.2004	EURO	euribor + 0.40% floating rate **	600,000,000	600,000

(continued)

MATURITY	CURRENCY	RATE	FACE VALUE IN ORIGINAL CURRENCY	€ '000 BOOK VALUE
Other Group companies				
20) 16.05.2011	EURO	5.00% for year 1		
		5.10% for year 2		
		5.20% for year 3		
		5.30% for year 4		
		5.40% for year 5		
		5.50% for year 6		
		5.80% for year 7		
		6.10% for year 8		
		6.40% for year 9		
		6.70% for year 10	100,000,000	100,000
21) Not determined	EURO	1%	2,297	2,297
22) 05.10.2010	US$	5.10. Perpetual 9.20% p.a. for first 10 years, then 3 month Euribor + 335 bps *	450,000,000	429,120
23) 05.10.2010	EURO	5.10. Perpetual 8.048% p.a. act/act for first 10 years, then 3 month Euribor + 325 bps *	540,000,000	540,000
Total item 110				**7,088,478§**

Amount calculated for capital for regulatory purposes	6,380,538
*of which: - Tier 1 capital **	*968,938*
- Tier 2 capital	*4,812,038*
*- Tier 3 capital (direct hedging of market risks) ***	*599,562*

§ Book values are net of any intra-group transactions.

b. Prepayment

The prepayment option is available for all bonds issued by the Parent Company listed above, should any of them become burdensome for tax reasons, subject to the prior consent of Banca d'Italia.

No. 6: the bonds will be redeemed in five equal half-yearly instalments due starting 1 June 2001, through the reduction of one fifth of the nominal value of each bond outstanding. Subject to Banca d'Italia authorisation, this transaction also includes a prepayment option, 60 months after issuance date, for all or a portion of the outstanding bonds, upon at least one month's advance notice.

No. 7: repayment will occur in five equal instalments due over the last five years of the debt. Prepayment is allowed after the first five years from the issuance date, but only at the initiative of the issuer, and subject to Banca d'Italia approval.

Nos. 8 and 9: the issuer has the option to repay the debt in full starting in year 5.

No. 10: the debt will be repaid at par in five equal annual cash instalments due starting 31 October 2006, through the reduction of one fifth of the nominal value of each outstanding bond.

Nos. 11, 13, 16, 18 and 19: there is no prepayment option.

Nos. 12, 14 and 15: the issuer has the option to repay the debt in full starting from the end of year 5 and on each subsequent coupon payment date.

Prepayment of the debt under No. 17 is allowed, subject to Banca d'Italia approval.

No. 20: will be repaid at par, without any deductions for expenses, in five equal annual instalments due starting 16 May 2007, through the reduction of one fifth of the nominal value of each outstanding bond.

Nos. 22 and 23: the issuer has the right to repay the subordinated notes at any time, subject to Banca d'Italia authorisation. In addition, it may at any time and subject to certain conditions, substitute another foreign branch for the New York branch as the obligor.

The statutory Accounts of the companies provide complete information regarding the characteristics of the bonds issued by other Group companies.

c) Subordination conditions

For all transactions, the rights of subordinated creditors are subordinate to the rights of ordinary creditors, in the event of liquidation.

For hybrid capital instruments, the payment of interest may be suspended or limited in the event of poor operating performance.

8.1 Consolidated regulatory capital and prudential requirements

€ '000

	31.12.2002	31.12.2001
A. Capital for regulatory purposes		
A.1 Tier 1 capital	10,775,916	9,732,976
A.2 Tier 2 capital	5,199,363	5,700,418
A.3 Items to be deducted	506,528	320,002
A.4 Capital for regulatory purposes	**15,468,751**	**15,113,392**
B. Prudential regulatory requirements		
B.1 Credit risks	9,441,948	10,064,780
B.2 Market risks	1,412,401	1,225,963
of which: - Trading portfolio risks	*1,245,551*	*996,846*
- Exchange risks	*166,850*	*226,570*
B.3 Tier 3 subordinated bonds	599,562	599,154
B.4 Other prudential requirements	192,032	178,385
B.5 Total prudential requirements	**11,046,381**	**11,469,128**
C. Risk assets and regulatory ratios		
C.1 Risk-weighted assets *	138,079,760	143,364,100
C.2 Tier 1 capital/Risk-weighted assets	7.80%	6.79%
C.3 Capital for regulatory purposes/Risk-weighted assets	11.64%	10.96%

Note *: Total prudential requirements multiplied by the reciprocal of the minimum mandatory credit risk ratio.

Section 9 OTHER LIABILITY ITEMS

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
50. Other liabilities	**27,553,355**	**20,127,306**	**19,695,754**
60. Accrued liabilities and deferred income	**1,779,423**	**3,180,088**	**3,083,050**
Total	**29,332,778**	**23,307,394**	**22,778,804**

9.1 Item 50 "Other liabilities"

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
Interest and amounts to be credited to:			
- Customers	2,149	22,241	21,798
- Banks	387	5,861	5,749
	2,536	**28,102**	**27,547**
Miscellaneous tax entries	**412,171**	**592,387**	**593,244**
Items in transit between branches not yet attributed to destination accounts	**1,009,182**	**202,919**	**202,929**
Available amounts to be paid to third parties	**2,352,219**	**1,556,389**	**1,556,389**
Items in processing	**1,154,476**	**2,317,129**	**2,318,625**
Entries resulting from the valuation of off-balance-sheet transactions			
- Customers	1,712,008	433,832	410,712
- Banks	11,872,113	5,664,640	5,664,547
	13,584,121	**6,098,472**	**6,075,259**
Option premiums collected	**2,019,943**	**1,742,465**	**1,742,465**
Entries related to securities transactions	**1,320,407**	**1,810,766**	**1,810,766**
Items judged definitive but not attributable to other items:			
- Provisions to cover payroll costs	339,847	259,383	259,383
- Accounts payable - suppliers	915,392	687,356	682,663
- Provisions for tax withholding on accrued interest, coupons or dividends	741	6,811	6,811
- Other entries	1,967,210	2,154,289	2,053,158
	3,223,190	**3,107,839**	**3,002,015**
Payables for miscellaneous entries related to the tax collection service	**489,200**	**301,704**	**301,704**
Adjustments for illiquid portfolio items	**689,926**	**540,709**	**540,709**
Other items	**1,295,984**	**1,828,425**	**1,524,102**
Total	**27,553,355**	**20,127,306**	**19,695,754**

9.2 Item 60 "Accrued liabilities and deferred income"

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
ACCRUED LIABILITIES			
for accrued interest on bank accounts	174,697	219,529	185,241
for accrued interest on customer accounts	166,579	266,979	244,107
for accrued interest on securities in issue	339,541	392,193	392,193
for accrued interest on contract differences	559,681	533,437	533,437
for accrued interest on subordinated debt	118,311	100,141	100,141
for other transactions	136,684	614,004	578,844
Total accrued liabilities	**1,495,493**	**2,126,283**	**2,033,963**
DEFERRED INCOME			
related to interest on discounted bills	100,210	113,123	113,123
on derivative contracts	115,579	150,338	150,338
on other loans to customers	16,797	29,117	24,472
on securities in issue	0	565	565
on pre-invoiced leases	0	266	266
for miscellaneous fees and commissions	3,285	39,318	39,245
for other transactions	48,059	721,078	721,078
Total deferred income	**283,930**	**1,053,805**	**1,049,087**
Total accrued liabilities and deferred income	**1,779,423**	**3,180,088**	**3,083,050**

Accrued liabilities and deferred income are reported on the basis of the accrual principle and in accordance with the provisions of Article 2424 bis of the Civil Code.

9.3 Adjustments to "Accrued liabilities and deferred income"

No adjustments were made to the asset or liability accounts as a result of changes in accrued liabilities and deferred income.

Section 10 GUARANTEES AND COMMITMENTS

Guarantees given and commitments undertaken, which result in the assumption of risk, are detailed below:

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
10. Guarantees given	**12,367,572**	**13,115,496**	**12,918,692**
20. Commitments	**23,738,305**	**29,007,037**	**28,510,622**
Total	**36,105,877**	**42,122,533**	**41,429,314**

10.1 Item 10 "Guarantees given"

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
a) Commercial guarantees	8,127,703	8,137,568	7,939,047
b) Financial guarantees	4,238,717	4,975,542	4,977,259
c) Assets pledged	1,152	2,386	2,386
Total	**12,367,572**	**13,115,496**	**12,918,692**

10.2 Item 20 "Commitments"

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
a) Commitments to disburse funds, usage certain	**16,761,410**	**18,373,255**	**17,876,633**
of which: - Amounts available under irrevocable lines of credit	*5,757,403*	*11,654,413*	*11,196,116*
- Securities to be received for transactions to be settled	*1,176,411*	*1,184,640*	*1,140,380*
- Deposits and loans to be disbursed	*5,484,106*	*2,311,755*	*2,311,755*
- Credit derivatives. Exposure to reference entity	*23,839*	*45,387*	*45,387*
- Other commitments to disburse funds	*4,319,651*	*3,177,060*	*3,182,995*
b) Commitments to disburse funds, usage uncertain	**6,976,895**	**10,633,782**	**10,633,989**
of which: - Commitment to Interbank Deposit Protection Fund	*130,016*	*119,444*	*119,444*
- Other commitments to disburse funds	*6,846,879*	*10,514,338*	*10,514,545*
Total	**23,738,305**	**29,007,037**	**28,510,622**

10.3 Assets used to secure the Group's debts

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
Investment and trading securities to secure bank drafts	188,381	241,080	241,080
Investment and trading securities to secure other services	-	1,071	1,071
Investments and trading securities connected with repo transactions	9,079,714	11,028,586	11,028,586
Reserve requirements to support the Parent Company's foreign branches	27,635	45,387	45,387
Securities and other items of value pledged as collateral	1,494,679	683,907	683,907
Total	**10,790,409**	**12,000,031**	**12,000,031**

10.4 Unused portions of credit lines

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
a) Central banks	1,312,315	923,259	923,259
b) Other banks	1,503,587	853,676	853,676
Total	**2,815,902**	**1,776,935**	**1,776,935**

10.5 Forward transactions

€ MILLIONS

	31.12.2002			31.12.2001 RESTATED			31.12.2001 HISTORICAL		
	Hedging	Trading	Other	Hedging	Trading	Other	Hedging	Trading	Other
1. Trades	**23,932**	**27,110**	**-**	**18,816**	**32,266**	**-**	**18,816**	**32,130**	**-**
1.1 Securities	2	3,466	-	-	2,431	-	-	2,342	-
- Purchases	1	1,176	-	-	1,185	-	-	1,140	-
- Sales	1	2,290	-	-	1,246	-	-	1,202	-
1.2 Currencies	23,930	23,644	-	18,816	29,835	-	18,816	29,788	-
- Currencies against currencies	2,461	1,246	-	2,444	6,764	-	2,444	6,750	-
- Purchases against euro	18,499	11,166	-	12,686	11,350	-	12,686	11,323	-
- Sales against euro	2,970	11,232	-	3,686	11,721	-	3,686	11,715	-
2. Deposits and loans	**34**	**2,848**	**5,535**	**-**	**2,382**	**3,729**	**-**	**2,382**	**3,729**
- To be disbursed	34	1,778	3,673	-	1,306	1,006	-	1,306	1,006
- To be received	-	1,070	1,862	-	1,076	2,723	-	1,076	2,723
3. Derivative contracts	**97,451**	**982,019**	**4,017**	**105,516**	**543,378**	**6,822**	**105,516**	**543,378**	**6,822**
3.1 With exchange of principal	6,150	47,946	-	2,580	48,433	18	2,580	48,433	18
a) Securities	997	4,016	-	553	14,550	18	553	14,550	18
- Purchases	10	1,941	-	-	10,010	18	-	10,010	18
- Sales	987	2,075	-	553	4,540	-	553	4,540	-
b) Currencies	5,006	42,664	-	2,027	33,883	-	2,027	33,883	-
- Currencies against currencies	4,180	2,413	-	278	2,638	-	278	2,638	-
- Purchases against euro	176	20,283	-	1,356	15,759	-	1,356	15,759	-
- Sales against euro	650	19,968	-	393	15,486	-	393	15,486	-
c) Other assets	147	1,266	-	-	-	-	-	-	-
- Purchases	-	751	-	-	-	-	-	-	-
- Sales	147	515	-	-	-	-	-	-	-
3.2 Without exchange of principal	91,301	934,073	4,017	102,936	494,945	6,804	102,936	494,945	6,804
a) Currencies	113	368	3	258	86	70	258	86	70
- Currencies against currencies	108	-	-	128	-	-	128	-	-
- Purchases against euro	3	186	1	54	7	69	54	7	69
- Sales against euro	2	182	2	76	79	1	76	79	1
b) Other assets	91,188	933,705	4,014	102,678	494,859	6,734	102,678	494,859	6,734
- Purchases	48,004	441,476	338	53,221	249,189	562	53,221	249,189	562
- Sales	43,184	492,229	3,676	49,457	245,670	6,172	49,457	245,670	6,172
Total	**121,417**	**1,011,977**	**9,552**	**124,332**	**578,026**	**10,551**	**124,332**	**577,890**	**10,551**

Currency trades and derivative contracts in off-balance-sheet transactions were not eliminated from intra-group dealings, as this would have been excessively burdensome.

Derivatives and foreign currency forward contracts - Notional principal

Complete information is provided in this section on derivative contracts, in accordance with the standards established jointly by the Basle Committee for Banking Supervision and by the International Organization of Securities Commissions (IOSCO).

Notional principal broken down by type of contract and risk

	31.12.2002				
(€ THOUSANDS)	INTEREST RATES	EXCHANGE RATES AND GOLD	STOCK PRICES & INDICES	OTHER	TOTAL
Trading contracts	**742,154,919**	**63,544,917**	**42,422,002**	**173,483**	**848,295,321**
- Unlisted	**715,877,316**	**63,544,497**	**39,855,703**	**172,611**	**819,450,127**
Forwards	4,654,098	20,513,158	71,191	-	25,238,447
FRAs	27,655,486	-	-	-	27,655,486
Swaps	438,535,308	594,110	-	40,980	439,170,398
Basis Swaps	158,962,209	366,174	-	-	159,328,383
Options purchased	27,819,539	21,074,932	11,200,791	65,903	60,161,165
Options sold	58,250,676	20,996,123	28,583,721	65,728	107,896,248
- Listed	**26,277,603**	**420**	**2,566,299**	**872**	**28,845,194**
Futures purchased	5,089,539	98	123,603	329	5,213,569
Futures sold	17,393,539	322	23,500	-	17,417,361
Options purchased	3,516,352	-	566,145	-	4,082,497
Options sold	278,173	-	1,853,051	543	2,131,767
Non-trading contracts	**82,876,329**	**26,403,329**	**8,464,594**	**-**	**117,744,252**
- Unlisted	**82,876,329**	**26,400,001**	**7,165,129**	**-**	**116,441,459**
Forwards	64,088	21,280,787	-	-	21,344,875
FRAs	4,025,754	-	-	-	4,025,754
Swaps	72,746,601	4,935,075	-	-	77,681,676
Basis Swaps	5,069,012	161,782	-	-	5,230,794
Options purchased	268,133	22,357	4,485,673	-	4,776,163
Options sold	702,741	-	2,679,456	-	3,382,197
- Listed	**-**	**3,328**	**1,299,465**	**-**	**1,302,793**
Futures purchased	-	-	-	-	-
Futures sold	-	-	-	-	-
Options purchased	-	-	-	-	-
Options sold	-	3,328	1,299,465	-	1,302,793
Grand total	**825,031,248**	**89,948,246**	**50,886,596**	**173,483**	**966,039,573**
of which: Unlisted	*798,753,645*	*89,944,498*	*47,020,832*	*172,611*	*935,891,586*

These contracts were not eliminated from intra-group dealings, as this would have been excessively burdensome.
Currency and gold transactions having an original term of less than 15 days are not included in the statements.

Unlisted contracts: Notional principal, market value, potential credit equivalent (add-on)

	31.12.2002				
(€ THOUSANDS)	INTEREST RATES	EXCHANGE RATES AND GOLD	STOCK PRICES & INDICES	OTHER	TOTAL
Notional principal	**798,753,645**	**89,944,498**	**47,020,832**	**172,611**	**935,891,586**
Market values					
Trading contracts					
a) Positive value					
Forwards	52,941	666,784	4,923	-	724,648
FRAs	26,992				26,992
Swaps	8,569,969	37,738	-	5,260	8,612,967
Basis Swaps	2,760,502	1,524			2,762,026
Options	426,705	1,127,533	217,062	3,063	1,774,363
	11,837,109	**1,833,579**	**221,985**	**8,323**	**13,900,996**
b) Negative value					
Forwards	23,115	638,180	4,408	-	665,703
FRAs	11,263				11,263
Swaps	7,161,557	38,512	-	5,311	7,205,380
Basis Swaps	1,794,644	1,524			1,796,168
Options sold	1,216,267	1,141,889	230,579	2,958	2,591,693
	10,206,846	**1,820,105**	**234,987**	**8,269**	**12,270,207**
Non-trading contracts					
a) Positive value					
Forwards	-	93,676	-	-	93,676
FRAs	1,714				1,714
Swaps	853,494	22,217	-	-	875,711
Basis Swaps	48,267	2,910			51,177
Options	4,614	45	76,009	-	80,668
	908,089	**118,848**	**76,009**	**-**	**1,102,946**
b) Negative value					
Forwards	-	886,512	-	-	886,512
FRAs	5,904				5,904
Swaps	1,461,185	99,514	-	-	1,560,699
Basis Swaps	66,649	24,014			90,663
Options sold	257	-	34,825	-	35,082
	1,533,995	**1,010,040**	**34,825**	**-**	**2,578,860**
Market values					
- Positive	**12,745,198**	**1,952,427**	**297,994**	**8,323**	**15,003,942**
- Negative	**11,740,841**	**2,830,145**	**269,812**	**8,269**	**14,849,067**
Potential credit equivalent (add-on)	**2,429,938**	**791,601**	**1,225,743**	**10,208**	**4,457,490**

Notional principal of unlisted contracts by residual life

(€ THOUSANDS)	31.12.2002 UP TO ONE YEAR	FROM ONE TO FIVE YEARS	OVER FIVE YEARS	TOTAL
a) Interest rate contracts	**255,194,308**	**446,792,869**	**96,766,468**	**798,753,645**
Trades of fixed-income securities	4,710,067	2,297	5,822	4,718,186
Derivatives	250,484,241	446,790,572	96,760,646	794,035,459
of which: options purchased	*9,549,581*	*15,631,267*	*2,906,824*	*28,087,672*
b) Exchange rate contracts	**86,999,671**	**2,067,610**	**877,217**	**89,944,498**
Trades of fixed-income securities	41,746,229	47,716	-	41,793,945
Derivatives	45,253,442	2,019,894	877,217	48,150,553
of which: options purchased	*20,075,043*	*1,022,246*	-	*21,097,289*
c) Stock price contracts	**5,297,756**	**35,451,603**	**6,271,473**	**47,020,832**
Trades of fixed-income securities	70,611	580	-	71,191
Derivatives	5,227,145	35,451,023	6,271,473	46,949,641
of which: options purchased	*2,812,252*	*11,734,808*	*1,139,404*	*15,686,464*
d) Other contracts	**157,200**	**15,411**	**-**	**172,611**
Trades of fixed-income securities	-	-	-	-
Derivatives	157,200	15,411	-	172,611
of which: options purchased	*63,252*	*2,651*	-	*65,903*
Total	**347,648,935**	**484,327,493**	**103,915,158**	**935,891,586**

Information on the credit quality of unlisted contracts

(€ THOUSANDS)	31.12.2002 EXPOSURE BEFORE COLLATERAL AND PERSONAL GUARANTEES: Market value		Credit exposure			Guarantees		Weighted Credit Equivalent net of guarantees *
	Negative	Positive	Current	Potential	Overall	Real	Personal	
0% Governments, central banks, Zone A	240	-	-	13	13	-	-	-
20% government entities, banks Zone A, Supranational banks Zone B with residual life up to 1 year	12,955,467	11,473,701	11,473,701	3,839,373	15,313,074	7,468	-	3,061,121
50% Individual customers	1,893,359	3,530,241	3,530,241	618,104	4,148,345	13,313	-	2,067,516
100% government entities, banks Zone B with residual life over 1 year	-	-	-	-	-	-	-	-
Total before netting agreements	**14,849,066**	**15,003,942**	**15,003,942**	**4,457,490**	**19,461,432**	**20,781**	**-**	**5,128,637**
Total after netting agreements	**10,896,598**	**11,051,474**	**11,051,474**	**3,921,771**	**15,313,074**	**20,781**	**-**	**3,826,036**

* based on Basle Committee rules (Customers 50% - Banks 20%).

Information on expired contracts and related loan losses

Information on Expired Derivative Contracts	Time since expiration:	€ '000 31.12.2002
Book value of expired derivatives	30 to 90 days ago	-
Book value of expired derivatives	over 90 days ago	-
Positive market value of expired derivatives	30 to 90 days ago	-
Positive market value of expired derivatives	over 90 days ago	69
Reported loan losses		-

10.6 Credit-related derivatives

(€ THOUSANDS)	31.12.2002 TRADING	31.12.2002 OTHER
1. Purchases of cover	**206,571**	**2,136,846**
1.1. With exchange of assets*	206,571	
- Credit Default Swap	206,571	-
- Credit Default Option	-	-
1.2. Without exchange of assets	-	2,136,846
- Credit Default Swap	-	2,136,846
- Credit Default Option	-	-
- Credit Linked Notes	-	-
- Credit Spread Options	-	-
- Credit Spread Swap	-	-
- Total rate of return swap	-	-
2. Sales of cover	**37,768**	**23,839**
2.1. With exchange of assets*	37,768	23,839
- Credit Default Swap	37,768	23,839
- Credit Default Option	-	-
2.2. Without exchange of assets	-	-
- Credit Default Swap	-	-
- Credit Default Option	-	-
- Credit Linked Notes	-	-
- Credit Spread Options	-	-
- Credit Spread Swap	-	-
- Total rate of return swap	-	-
Total	**244,339**	**2,160,685**

* Credit derivatives requiring the delivery of the "reference obligation" ("physical delivery").

Section 11 CONCENTRATION AND DISTRIBUTION OF ASSETS AND LIABILITIES

11.1 Large exposures

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
a) Amount	3,903,406	4,671,676	4,671,676
b) Number	2	2	2

This figure refers to the total of risk-weighted positions that constitute "large exposure" in accordance with current regulatory provisions (exposure exceeding 10% of consolidated supervisory capital)

11.2 Distribution of loans to customers by main categories of borrowers

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
a) Governments	2,251,085	1,789,904	1,765,728
b) Other public entities	3,711,613	3,708,935	3,731,609
c) Non-financial companies	63,477,517	66,733,764	65,883,150
d) Financial companies	6,385,347	12,885,228	12,885,147
e) Family firms	6,463,343	6,840,820	8,780,385
f) Other borrowers	31,535,205	27,396,161	24,576,296
Total	**113,824,110**	**119,354,812**	**117,622,315**

11.3 Distribution of loans to Italian non-financial companies and family firms

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
a) Other services	10,840,997	9,970,677	9,970,677
b) Commercial, recovery and repair services	10,140,272	10,827,677	10,827,677
c) Construction and civil engineering	5,826,118	5,767,276	5,767,276
d) Textile, leather and footwear and clothing products	3,204,676	3,571,492	3,571,492
e) Metal products	2,896,266	3,083,582	3,083,582
f) Other sectors	27,641,897	29,106,388	29,106,388
Total	**60,550,226**	**62,327,092**	**62,327,092**

11.4 Distribution of guarantees given by main categories of counterparties

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
a) Governments	7,429	9,184	1,128
b) Other public entities	96,763	135,136	124,179
c) Banks	942,534	1,825,401	1,815,579
d) Non-financial companies	8,894,654	8,910,119	8,760,622
e) Financial companies	627,104	1,206,941	1,206,886
f) Family firms	164,678	194,542	176,125
g) Other borrowers	1,634,410	834,173	834,173
Total	**12,367,572**	**13,115,496**	**12,918,692**

11.5 Geographical distribution of assets and liabilities

€ MILLIONS

		ITALY	OTHER EU COUNTRIES	OTHER COUNTRIES	TOTAL
1. Assets	**2002**	**121,774**	**10,568**	**40,010**	**172,352**
	2001 (restated)	*130,218*	*14,612*	*35,045*	*179,875*
	2001	*130,235*	*13,552*	*31,793*	*175,580*
1.1 Loans to banks	**2002**	**6,202**	**4,583**	**17,314**	**28,099**
	2001 (restated)	*10,770*	*6,269*	*9,420*	*26,459*
	2001	*10,789*	*5,414*	*8,778*	*24,981*
1.2 Loans to customers	**2002**	**98,119**	**2,038**	**13,667**	**113,824**
	2001 (restated)	*99,178*	*4,581*	*15,596*	*119,355*
	2001	*99,178*	*4,582*	*13,862*	*117,622*
1.3 Securities	**2002**	**17,453**	**3,947**	**9,029**	**30,429**
	2001 (restated)	*20,270*	*3,762*	*10,029*	*34,061*
	2001	*20,268*	*3,556*	*9,153*	*32,977*
2. Liabilities	**2002**	**104,370**	**25,123**	**36,331**	**165,824**
	2001 (restated)	*104,045*	*27,141*	*41,736*	*172,922*
	2001	*103,985*	*26,937*	*37,499*	*168,421*
2.1 Due to banks	**2002**	**11,363**	**8,296**	**12,332**	**31,991**
	2001 (restated)	*10,606*	*8,126*	*15,580*	*34,312*
	2001	*10,606*	*7,889*	*15,535*	*34,030*
2.2 Due to customers	**2002**	**68,546**	**2,689**	**22,133**	**93,368**
	2001 (restated)	*64,774*	*5,691*	*24,918*	*95,383*
	2001	*64,714*	*5,724*	*20,728*	*91,166*
2.3 Securities in issue	**2002**	**18,696**	**13,581**	**896**	**33,173**
	2001 (restated)	*23,025*	*12,707*	*136*	*35,868*
	2001	*23,025*	*12,707*	*136*	*35,868*
2.4 Other liabilities	**2002**	**5,765**	**557**	**970**	**7,292**
	2001 (restated)	*5,640*	*617*	*1,102*	*7,359*
	2001	*5,640*	*617*	*1,100*	*7,357*
3. Guarantees and commitments	**2002**	**25,941**	**1,745**	**8,420**	**36,106**
	2001 (restated)	*28,517*	*2,946*	*10,660*	*42,123*
	2001	*28,512*	*2,892*	*10,025*	*41,429*

11.6 Breakdown of assets and liabilities by maturity

(€ millions)		ON DEMAND	FIXED TERM						TERM NOT SPECIFIED	TOTAL
					1 TO 5 YEARS		OVER 5 YEARS			
			UP TO 3 MONTHS	3 TO 12 MONTHS	FIXED RATE	INDEXED RATE	FIXED RATE	INDEXED RATE		
1. Assets	**2002**	**40,808**	**288,499**	**247,761**	**161,443**	**175,017**	**50,515**	**33,749**	**5,171**	**1,002,963**
	2001 (restated)	*51,212*	*283,112*	*179,166*	*82,148*	*40,221*	*36,961*	*21,469*	*5,483*	*699,772*
	2001	*51,529*	*280,767*	*178,360*	*81,876*	*39,512*	*36,782*	*21,246*	*5,398*	*695,470*
1.1 Refinanceable treasury notes		**68**	**290**	**585**	**310**	**315**	**1,118**	**87**	**-**	**2,773**
	2001 (restated)	*593*	*173*	*345*	*382*	*667*	*348*	*1,102*	*-*	*3,610*
	2001	*593*	*173*	*345*	*382*	*667*	*348*	*1,102*	*-*	*3,610*
1.2 Loans to banks		**3,665**	**17,265**	**4,554**	**947**	**254**	**19**	**45**	**1,350**	**28,099**
	2001 (restated)	*4,657*	*16,203*	*2,929*	*406*	*727*	*10*	*16*	*1,511*	*26,459*
	2001	*4,910*	*14,516*	*2,894*	*405*	*720*	*10*	*15*	*1,511*	*24,981*
1.3 Loans to customers		**25,051**	**20,817**	**12,847**	**7,325**	**19,350**	**4,601**	**20,060**	**3,773**	**113,824**
	2001 (restated)	*29,918*	*28,329*	*15,324*	*5,869*	*19,464*	*3,133*	*14,112*	*3,206*	*119,355*
	2001	*29,943*	*28,077*	*14,859*	*5,795*	*18,824*	*3,089*	*13,914*	*3,121*	*117,622*
1.4 Bonds and other debt securities		**80**	**1,937**	**8,483**	**6,048**	**3,513**	**2,749**	**3,287**	**44**	**26,141**
	2001 (restated)	*391*	*3,336*	*6,789*	*6,524*	*5,730*	*4,026*	*2,300*	*19*	*29,115*
	2001	*430*	*2,930*	*6,571*	*6,327*	*5,668*	*3,891*	*2,276*	*19*	*28,112*
Total	**2002**	**28,864**	**40,309**	**26,469**	**14,630**	**23,432**	**8,487**	**23,479**	**5,167**	**170,837**
	2001 (restated)	*35,559*	*48,041*	*25,387*	*13,181*	*26,588*	*7,517*	*17,530*	*4,736*	*178,539*
	2001	*35,876*	*45,696*	*24,669*	*12,909*	*25,879*	*7,338*	*17,307*	*4,651*	*174,325*
1.5 "Off-balance-sheet" transactions		**11,944**	**248,190**	**221,292**	**146,813**	**151,585**	**42,028**	**10,270**	**4**	**832,126**
	2001 (restated)	*15,653*	*235,071*	*153,779*	*68,967*	*13,633*	*29,444*	*3,939*	*747*	*521,233*
	2001	*15,653*	*235,071*	*153,691*	*68,967*	*13,633*	*29,444*	*3,939*	*747*	*521,145*
2. Liabilities	**2002**	**75,047**	**312,218**	**233,186**	**196,313**	**118,409**	**49,546**	**11,970**	**1,057**	**997,746**
	2001 (restated)	*79,373*	*297,814*	*165,113*	*84,110*	*20,808*	*31,409*	*13,692*	*1,550*	*693,869*
	2001	*77,576*	*296,461*	*164,313*	*83,850*	*20,590*	*31,319*	*13,663*	*1,508*	*689,280*
2.1 Due to banks		**3,818**	**23,324**	**2,235**	**977**	**650**	**41**	**945**	**1**	**31,991**
	2001 (restated)	*4,610*	*24,769*	*2,773*	*182*	*460*	*19*	*1,498*	*1*	*34,312*
	2001	*4,569*	*24,727*	*2,742*	*167*	*333*	*16*	*1,476*	*-*	*34,030*
2.2 Due to customers		**61,055**	**26,486**	**3,857**	**293**	**961**	**84**	**487**	**145**	**93,368**
	2001 (restated)	*60,825*	*26,636*	*5,732*	*304*	*1,135*	*102*	*588*	*61*	*95,383*
	2001	*59,069*	*25,325*	*5,052*	*59*	*1,044*	*14*	*581*	*22*	*91,166*
2.3 Securities in issue										
- Bonds		**172**	**483**	**3,937**	**4,001**	**4,346**	**458**	**1,476**	**-**	**14,873**
	2001 (restated)	*309*	*824*	*3,590*	*4,159*	*5,510*	*741*	*3,615*	*2*	*18,750*
	2001	*309*	*824*	*3,590*	*4,159*	*5,510*	*741*	*3,615*	*2*	*18,750*
- Certificates of deposit		**125**	**14,460**	**2,538**	**131**	**64**	**-**	**-**	**-**	**17,318**
	2001 (restated)	*149*	*11,254*	*4,154*	*247*	*130*	*-*	*-*	*-*	*15,934*
	2001	*149*	*11,254*	*4,154*	*247*	*130*	*-*	*-*	*-*	*15,934*
- Other securities		**946**	**27**	**9**	**-**	**-**	**-**	**-**	**-**	**982**
	2001 (restated)	*1,100*	*54*	*5*	*6*	*-*	*-*	*19*	*-*	*1,184*
	2001	*1,100*	*54*	*5*	*6*	*-*	*-*	*19*	*-*	*1,184*
2.4 Subordinated debt		**1**	**-**	**763**	**20**	**599**	**2,449**	**2,347**	**909**	**7,088**
	2001 (restated)	*-*	*-*	*-*	*1,391*	*180*	*2,199*	*3,301*	*2*	*7,073*
	2001	*-*	*-*	*-*	*1,391*	*180*	*2,199*	*3,301*	*-*	*7,071*
Total	**2002**	**66,117**	**64,780**	**13,339**	**5,422**	**6,620**	**3,032**	**5,255**	**1,055**	**165,620**
	2001 (restated)	*66,993*	*63,537*	*16,254*	*6,289*	*7,415*	*3,061*	*9,021*	*66*	*172,636*
	2001	*65,196*	*62,184*	*15,543*	*6,029*	*7,197*	*2,970*	*8,992*	*24*	*168,135*
2.5 Off-balance-sheet transactions		**8,930**	**247,438**	**219,847**	**190,891**	**111,789**	**46,514**	**6,715**	**2**	**832,126**
	2001 (restated)	*12,380*	*234,277*	*148,859*	*77,821*	*13,393*	*28,348*	*4,671*	*1,484*	*521,233*
	2001	*12,380*	*234,277*	*148,770*	*77,821*	*13,393*	*28,349*	*4,671*	*1,484*	*521,145*

Currency trades and derivative contracts in off-balance-sheet transactions were not eliminated from intra-group dealings, as this would have been excessively burdensome.

The breakdown of assets and liabilities by maturity is based on their residual life. The "on demand" category also includes assets and liabilities with a residual life of not more than 24 hours. Therefore, "on demand" loans to banks and "on demand" amounts due to banks and customers do not correspond to the amounts shown in the accounts, which take into account only the contractual nature of the position.

11.7 Assets and liabilities in foreign currency

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
			€ '000
a) Assets			
1. Loans to banks	5,398,947	7,978,054	7,290,399
2. Loans to customers	13,602,775	17,075,165	15,094,891
3. Securities	8,056,823	8,634,724	8,035,457
4. Equity investments	344,736	252,131	2,220,547
5. Other accounts	320,874	536,782	360,166
	27,724,155	**34,476,856**	**33,001,460**
b) Liabilities			
1. Due to banks	11,882,115	12,594,740	12,600,112
2. Due to customers	16,664,501	20,780,325	19,150,924
3. Securities in issue	11,056,555	8,318,312	8,318,312
4. Other accounts	949,947	1,127,775	1,127,775
	40,553,118	**42,821,152**	**41,197,123**

Based on current regulations, "other accounts" under assets are made up of item 10; "other accounts" under liabilities are made up of items 40 and 110.

The following exchange rates were used for the conversion into euros of the accounts in foreign currencies of companies consolidated on a line-by-line basis, and of entries in foreign currencies of major significance in the Group's operations:

EURO EXCHANGE RATES AS AT 31 DECEMBER 2002

Czech Republic koruna	31.5770
Slovak Republic koruna	41.5030
Bosnian dinar	1.9558
United States dollar	1.0487
Swiss franc	1.4524
Ukrainian Hryvnia	5.5920
Croatian kuna	7.4521
Romanian Leu	35,135
Bulgarian Lev	1.9546
New Israeli sheqel	4.9677
British pound	0.6505
Polish zloty	4.0210

11.8 Securitisation transactions

The Group's main aim in performing securitisation transactions is to free up "economic capital" and/or obtain new liquidity, and to obtain greater diversification in funding sources.

The advisability of securitisation transactions is evaluated on the basis of the ability to create value; in this regard, a decision procedure was developed and centralised at the Parent Company level, for the planning, evaluation and execution of securitisations. The process includes an economic feasibility study phase used to evaluate the impact on capital (Tier I Ratio and Total Capital Ratio of the Group), and on EVA (Economic Value Added) and RARORAC (Risk Adjusted Return On Risk Adjusted Capital). If the evaluation in this first phase is positive, a technical and operational feasibility study is begun to examine the assets to be securitised and the transaction structure is established.

Once technical feasibility is established, the transaction is carried out.

No securitisation transactions were carried out in 2002.

Existing positions are provided below in securities and deposits originating from prior securitisations (for the sake of convenience the "Ref." column includes the references also given in the detail pages):

Portfolio loans and securities originating from securitisation transactions:

(€ million)	Classification of	Type of underlying assets					Write-	Write-	Book
Class	underlying assets	Group	Ref.	Minorities	Ref.	Total	downs	backs	Value
Subordinated Deposits		**114.3**		**7.3**		**121.6**	**-1.7**	**-**	**119.9**
Junior	*Other assets*	*-*		*7.3*	*l*	*7.3*	*-1.7*		*5.6*
	"	*46.8*	*a*			*46.8*			*46.8*
	"	*67.5*	*f*			*67.5*			*67.5*
Investment Securities		**109.1**		**479.9**		**589**	**-39.7**	**-**	**549.3**
Senior		*-*		*470.4*		*470.4*	*-38.3*	*-*	*432.1*
	Non-performing								*-*
	Doubtful								*-*
	Other assets			*470.4*	*m*	*470.4*	*-38.3*		*432.1*
Mezzanine		*84.9*		*-*		*84.9*	*-*	*-*	*84.9*
	Non-performing	*84.9*	*d*			*84.9*			*84.9*
	Doubtful								*-*
	Other assets								*-*
Junior		*24.2*		*9.5*		*33.7*	*-1.4*	*-*	*32.3*
	Non-performing	*20.8*	*e*			*20.8*			*20.8*
	Doubtful								*-*
	Other assets	*3.4*	*g*	*9.5*	*n*	*12.9*	*-1.4*		*11.5*
Trading Securities		**37.4**		**395.9**		**433.3**	**-5.2**	**-**	**428.1**
Senior		*5.1*		*370.9*		*376.0*	*-0.2*	*-*	*375.8*
	Non-performing			*2.2*	*q*	*2.2*			*2.2*
	Doubtful								*-*
	Other assets	*5.1*	*b+h*	*368.7*	*o+r*	*373.8*	*-0.2*		*373.6*
Mezzanine		*32.3*		*6.0*		*38.3*	*-1.2*	*-*	*37.1*
	Non-performing								*-*
	Doubtful								*-*
	Other assets	*32.3*	*c+i*	*6.0*	*s*	*38.3*	*-1.2*		*37.1*
Junior		*-*		*19.0*		*19.0*	*-3.8*	*-*	*15.2*
	Non-performing								*-*
	Doubtful								*-*
	Other assets			*19.0*	*p*	*19.0*	*-3.8*		*15.2*
Total		**260.8**		**883.1**		**1,143.9**	**-46.6**	**-**	**1,097.3**

In detail:

Group securitisations

Cordusio synthetic securitisation

- Origin:

Transaction carried out in 2001 using performing loans to mid-large corporates by UniCredito Italiano, and the former federated banks Credito Italiano, Cariverona and Banca Mediocredito, totalling € 2,075 million;

- Principal features:

This was a synthetic transaction (meaning that no loans were sold, and therefore remain on the books of the banks concerned) carried out by means of the stipulation of two Credit Default Swap contracts:

– the first, entered into with SPV (special purpose vehicle) Cordusio Plc, guarantees coverage of any losses for the first € 280.1 million through the establishment of collateral deposits at the banks concerned in proportion to the share of loans subject to

coverage (€ 233.4 million from the issuance of Credit Linked Notes by the SPV and € 46.7 million from the direct payment by the banks of a subordinated deposit serving as a first loss);
– the second, which was entered into with a leading foreign bank, provides for the hedging of the remaining € 1,794.9 million.

For the purposes of capital requirements, this enables the underlying loans to be weighted not at 100%, but 0% for the first CDS and 20% for the second CDS.

The transaction has a duration of 7 years. However, UniCredito Italiano, for itself and on behalf of the other participating banks, will have the right, but not the obligation, to terminate the CDS contracts starting from the third year.

• Risk situation:
There were no events of default or increased risk in 2002 compared to 2001.
The portfolio concerned in the transaction is monitored on an ongoing basis, and is recorded in the form of a quarterly report which provides a breakdown of the status of the loans.
During the first three years of the transaction, and in agreement with the transaction arranger (Euro Capital Structures Ltd. – E.C.S.), replenishments and substitutions to the portfolio may be made. The former are necessary in the event that the loans in the basket are repaid early or are amortised, while the latter are discretional and must comply with the eligibility criteria for the loans. A report is provided quarterly to the rating agencies on changes in the portfolio composition.
The monitoring described above is also intended to ensure that the transaction achieves the objective of freeing up regulatory capital.

• Portfolio breakdown:
Based on the referenced contractual requirements, and notwithstanding the division of the junior portions, the composition of the portfolio has changed, and as at December 2002 was as follows:

(€ million)		UNICREDIT BANCA					
COMPANY	UNICREDITO ITALIANO	formerly CREDITO ITALIANO	formerly CARIVERONA	BANCA MEDIOCREDITO	TOTAL	Ref.	%
Senior	536.0	1,062.8	151.9	44.1	1,794.8		86.5%
Mezzanine	66.4	142.3	19.7	5.0	233.4		11.2%
Junior (first loss) *	17.3	23.6	4.0	1.9	46.8	a	2.3%
TOTAL	**619.7**	**1,228.7**	**175.6**	**51.0**	**2,075.0**		**100.0%**
	29.9%	*59.2%*	*8.5%*	*2.5%*	*100.0%*		

* portion remaining for the account of the individual banks which results in capital absorption of the same amount.

At the end of the year, the following notes remained on the books of UniCredit Banca Mobiliare S.p.A.:

(€ million)	Type	Class	Portfolio	Face Value	Ref.	Writedowns/ Write-backs	Book Value	Classification	Tranche amount
CORDUSIO	1 A	Senior	Trading	5.0	b	-	5.0	Performing	98.5
CORDUSIO	1 B	Mezzanine	Trading	3.5	c	-	3.5	Performing	41.5
CORDUSIO	1 C	Mezzanine	Trading	8.3	c	-	8.3	Performing	36.3
CORDUSIO	1 D	Mezzanine	Trading	14.5	c	-0.7	13.8	Performing	41.5
CORDUSIO	1 E	Mezzanine	Trading	4.8	c	-0.3	4.5	Performing	15.6
				36.1		**-1.0**	**35.1**		**233.4**

Quercia Funding Securitisation

• Origin:
Transaction performed in 2001 by Cariverona (absorbed in July 2002 by UniCredito Italiano) and Mediovenezie, which in April 2002 changed its name to UniCredito Gestione Crediti SpA (UGC Banca SpA).

•Principal features:
- Mortgage loans and unsecured loans (classified as non-performing and held separately by the above two banks) were used;
- Bonds were issued for a total of € 217.4 million with a legal maturity of 1 August 2015, divided as follows: € 111.7 million class A, € 39.5 million class B, € 26.0 million class C, € 19.4 million class D, and € 20.8 million class E (unrated subordinated portion). All of the class E subordinated bonds were purchased by Cariverona and, therefore, following the referenced merger, were absorbed into the investment securities portfolio of UniCredito Italiano. The bonds of classes B, C and D (totalling € 84.9 million) were all purchased by Cariverona Ireland PLC.
- Ownership of the Interest Rate Cap contract, which provides the vehicle company with an interest rate risk hedge on the class A, B, C and D bonds, was transferred to UniCredit Banca Mobiliare SpA (U.B.M.).

•Risk situation:
Recovery operations related to the portfolio securitised, which were entrusted to UGC Banca SpA, were consistent at year-end with full recovery of the principal invested and, in some cases, repayments were occurring faster than projected by the servicer and reported in the offering circular at the time the transaction was begun.
Given this performance, we think it possible that the return on the subordinated class at maturity will be in line with the returns reported for the rated tranches.

•Portfolio status:

(€ million)						Writedowns/Write-backs		
Security held by:	**Type**	**Class**	**Portfolio**	***Face* value**	**Ref.**	***In prior* years**	***In 2002***	***Book* Value**
Cariverona Ireland Plc	Class "B"	Mezzanine	Investment	39.5	d	-	-	39.5
	Class "C"	Mezzanine	Investment	26.0	d	-	-	26.0
	Class "D"	Mezzanine	Investment	19.4	d	-	-	19.4
UniCredito Italiano SpA	Class "E" - Unrated	Junior	Investment	20.8	e	-	-	20.8
				105.7		**-**	**-**	**105.7**

LOCAT securitisation

In prior periods Locat initiated a substantial securitisation programme pursuant to Law 130/99 for performing credits arising under leases. The goal is to achieve greater matching between deposit and loan maturities, diversify funding sources, and improve regulatory capital ratios.

In this context, in 2001 two separate transactions were carried out. Asset sales totalled € 549 million and € 1,707 million, respectively.

Pursuant to and in accordance with Law 130/99, for both transactions Locat acts as servicer of the portfolios sold, continues to collect rentals and administer the contracts, and receives compensation based on the amounts collected during the reference period.

Information on individual Locat securitisations

1) Purchaser: Absolute Funding S.r.l.

Originator:	Locat S.p.A.
Issuer:	Absolute Funding S.r.l.
Servicer:	Locat S.p.A.
Closing date:	25 May 2001
Nature of portfolio sold:	performing financial credits arising under leases used to finance capital equipment
Legal nature of the sale:	Without recourse
Amount of assets securitised:	€ 549,002,986
Sale price:	€ 400,000,000 (72.9%) at the closing of the transaction € 96,700,000 (17.6%) at the end of the revolving period (in year 3) * € 52,302,986 (9.5%) credit enhancement **
Amount of bonds issued:	€ 400,000,000 (AAA)
Underwriter of bonds issued:	European Investment Bank (EIB)
End of revolving period:	15 June 2004
Arranger:	Euro Capital Structures Ltd

* 'deferred purchase price' (DPP): having the same degree of subordination as the bonds issued (AAA), unless certain events occur, and not considered credit enhancement. Interest accrues on this bond quarterly (3-month Euribor + 0.30%)

** 'additional compensation': higher degree of subordination than the bonds and the DPP. Paid quarterly based on portfolio performance.

The amount of credit enhancement loans as at 31 December 2002 was € 52.6 million – Ref. f.

• Total amount of assets securitised

(€ million) Type of asset	Credits sold	of which: Principal portion	Interest accrued at the sale date	Interest accrued subsequently	Sale price
Loans arising under leases - Capital assets					
Initial sale	606.5	547.2	1.8	57.5	549.0
Revolving amount in 2001	145.6	124.4	0.5	20.7	124.9
Revolving amount in 2002	276.5	243.0	0.7	32.8	243.7
Total	**1,028.6**	**914.6**	**3.0**	**111.0**	**917.6**

• Status of securitised assets outstanding as at 31 December 2002 (net of interest applicable to future periods).

(€ million)	Face value 2002	Face value 2001	Writedowns 2002	Writedowns 2001	Book Value 2002	Book Value 2001
A. Bad and doubtful debts	**7.2**	**2.7**	**3.7**	**1.0**	**3.5**	**1.7**
A1 Non-performing	4.9	1.3	2.6	0.8	2.3	0.5
A2 Doubtful	2.3	1.4	1.1	0.2	1.2	1.2
B. Performing loans	**537.4**	**543.3**	**0.2**	**-**	**537.2**	**543.3**
Total loans sold	**544.6**	**546.0**	**3.9**	**1.0**	**540.7**	**545.0**

• Geographic distribution of securitised assets

All securitised asset counterparties were residents of Italy.

• Distribution of securitised assets by economic sector

(€ million)	2002	2001
Local governments	0.2	0.1
Other financial intermediaries	0.1	0.2
Financial assistants	0.2	-
Associations of non-financial companies	0.3	0.5
Government companies	-	0.1
Non-financial artisan quasi-companies	78.4	77.9
Other non-financial quasi-companies	48.6	55.3
Non-profit institutions assisting households	0.2	0.2
Private companies	378.5	372.1
Units that cannot be classified and were not classified	-	-
Consumer households	0.3	1.5
Family firms	37.8	38.1
Total	**544.6**	**546.0**

• Distribution by residual life

(€ million)	Matured loans		Maturing loans Principal	
	2002	2001	2002	2001
Up to three months	-	-	63.2	55.6
From three months to one year	-	-	161.8	158.8
From one year to five years	-	-	310.4	328.9
Over five years	-	-	-	-
Unspecified term	9.2	2.7	-	-
Total	**9.2**	**2.7**	**535.4**	**543.3**

• Risk-weighted assets

(€ million)	2002	2001
Absolute Funding S.r.L.	540.0	545.1

2) Purchaser: Locat Securitisation Vehicle S.r.l.

- Key transaction data:

Originator:	Locat S.p.A.
Issuer:	Locat Securitisation Vehicle S.r.l.
Servicer:	Locat S.p.A.
Closing date:	28 November 2001
Nature of portfolio sold:	Performing financial loans resulting from leases for automobiles, capital assets and real property
Legal nature of sale:	Without recourse
Amount of securitised assets:	€ 1,707,105,053
Sale price:	€ 1,691,400,000 (99.08%) on the bond issuance date € 15,705,053 (0.92%) credit enhancement *
Amount of securities issued:	€ 800,000,000 (AAA/Aaa) – repayable starting 12 March 2004 € 800,000,000 (AAA/Aaa) – repayable starting 12 March 2007 € 44,000,000 (A/A2) – repayable starting 12 March 2004 € 44,000,000 (A/A2) – repayable starting 12 March 2007 € 3,400,000 (unrated) - credit enhancement **
Purchaser of senior and mezzanine bonds	Institutional investors
Purchaser of junior bonds:	Locat S.p.A.
End of revolving period	12 March 2007
Arrangers:	BNP PARIBAS, Euro Capital Structures Ltd, Finanziaria Internazionale S.p.A., Unicredit Banca Mobiliare S.p.A.

* "deferred purchase price" (DDP): subordinate to the mezzanine bonds (A/A2), on which quarterly interest accrues (3- month Euribor + 0.20%)
** "junior bonds - Ref. (g): senior to the DPP; interest accrues quarterly (3-month Euribor + 1.50%)

The amount of credit enhancement securities as at 31 December 2002 was € 14.9 million – Ref. f, and € 3.4 million for the junior securities – Ref. g.

- Total amount of securitised assets

(€ million)

INITIAL SALES Type of asset	Credits sold	of which: Principal portion	Interest accrued at sale date	Interest accrued subsequently	Sale price
Credits arising under leases:					
- Motor vehicles	580.7	515.8	1.5	63.4	517.3
- Capital assets	753.0	676.8	0.8	75.4	677.6
- Commercial and industrial properties	650.7	511.4	0.8	138.5	512.2
TOTAL	**1,984.4**	**1,704.0**	**3.1**	**277.3**	**1,707.1**

(€ million)

ADDITIONAL SALES (REVOLVING) Type of asset	Credits sold	of which: Principal portion	Interest accrued at sale date	Interest accrued subsequently	Sale price
- Motor vehicles	156.0	138.0	0.4	17.6	138.4
- Capital assets	84.2	74.7	-	9.5	74.7
- Commercial and industrial properties	607.8	434.8	0.5	172.5	435.3
Sales in 2002	**848.0**	**647.5**	**0.9**	**199.6**	**648.4**

• Status of securitised assets outstanding as at 31 December 2002 (net of interest applicable to future periods)

(€ million)	Face Value 2002	Face Value 2001	Writedowns 2002	Writedowns 2001	Book Value 2002	Book Value 2001
A. Bad and doubtful loans	**6.4**	**-**	**0.9**	**-**	**5.5**	**-**
A1 Non-performing	2.7	-	0.6	-	2.1	-
A2 Doubtful	3.7	-	0.3	-	3.4	-
B Performing loans	**1,672.8**	**1,702.4**	**8.5**	**-**	**1,664.3**	**1,702.4**
Total loans sold	**1,679.2**	**1,702.4**	**9.4**	**-**	**1,669.8**	**1,702.4**

• Geographic distribution of securitised assets

All securitised asset counterparties were residents of Italy.

• Distribution of securitised assets by economic sector

(€ million)	2002	2001
Other financial intermediaries	11.3	10.2
Financial consultants	1.9	1.1
Associations of non-financial companies	1.5	2.0
Non-financial artisan quasi-companies	222.2	274.1
Other non-financial quasi-companies	160.4	156.2
Private companies	1,098.9	1,005.3
Consumer households	4.3	7.6
Family firms	178.7	247.5
Total	**1,679.2**	**1,704.0**

• Distribution by residual life

	Matured loans		Maturing loans			
			principal		Other *	
(€ million)	2002	2001	2002	2001	2002	2001
Up to three months	-	-	136.8	156.1	19.5	12.8
From three months to one year	-	-	397.8	413.4	-	-
From one year to five years	-	-	883.8	994.9	-	-
Over five years	-	-	220.1	123.9	-	-
Unspecified term	21.2	1.3	-	-	-	-
TOTAL	**21.2**	**1.3**	**1.638.5**	**1.688.3**	**19.5**	**12.8**

* mainly VAT and collection expenses.

RISK-WEIGHTED ASSETS

(€ million)	2002	2001
Locat Secutitisation Vehicle S.r.L.	1,262.0	1,442.6

In addition, at the end of the period, the following securities remained on the books of UniCredit Banca Mobiliare S.p.A.:

	Type	Class	Portfolio	Face Value	Ref.	Writedowns/ Write-backs	Book value	Classification	Tranche amount
Locat Securitisation	1 A1	Senior	Trading	0.1	h		0.1	Performing	800.0
Vehicle SrL	1 B1	Mezzanine	Trading	0.2	i		0.2	Performing	44.0
	1 B2	Mezzanine	Trading	1.0	i		1.0	Performing	44.0
				1.3			**1.3**		

Third party securitisations

Colombo, Diocleziano and Augusto transactions

- Stake held by UniCredito Italiano in each SPV: 5%

- Origin:

Transactions performed in 2001 with loans resulting from the restructuring of Credito Fondiario e Industriale S.p.A. –Fonspa, and related to the plan to dispose of the investment in that entity.

- Principal features:

Colombo

- used public works loans constituting part of the loans sold by Fonspa to the SPV prior to the spin-off to UniCredito Italiano (the remaining loans sold by Fonspa were sold to the Diocleziano SPV – see below);
- bonds issued totalled € 394.5 million, with a maturity of 28 August 2026, and were all placed in the market;
- to support any liquidity needs and expenses related to the transaction, UniCredito Italiano underwrote a subordinated loan, with limited recourse, of € 7.3 million issued by the SPV;

Diocleziano

- used loans sold by Colombo (see above) outstanding as at 30 November 2001 of € 775.9 million, including industrial, mortgage and non-residential loans and a portion of residential loans (the remainder of the residential mortgage loans were sold to Augusto – see below);
- bonds issued totalled € 732.7 million, with a maturity of 31 August 2037; € 366.4 million were purchased privately by UniCredito Italiano and recorded in the investment securities portfolio. Of this amount, € 21.9 million were class A1 (repaid at par in May 2002), and € 344.5 million were class A2;

Augusto

- used residential-type loans sold to it by Diocleziano (see above);
- bonds issued totalled € 275.0 million, with a maturity of 31 August 2037; € 137.5 million were purchased privately by UniCredito Italiano and recorded in the investment securities portfolio. Of this amount, € 11.6 were class A1 I (repaid at par in May 2002), € 84.3 million were class A2 I, and € 41.6 million were class A1 II;

- Risk situation:

Colombo

There has been no increase in risk since the last period.

Diocleziano and Augusto

With regard to asset monitoring and risk containment, the loan positions of both companies that carry a higher degree of risk are now managed by UniCredito Gestione Crediti SpA – Banca per la gestione dei crediti (UGC Banca SpA), a special servicer that specializes in loan recovery.

• Breakdown of subordinated loans and securities held:

(€ million) Transaction	Type	Class	Portfolio	Face Value	Ref.	Writedowns/Write-backs In prior years	Writedowns/Write-backs In 2002	Book Value
COLOMBO	Subordinated loan with limited recourse	Junior	Deposits	7.3	l	-1.7	0.0	5.6
DIOCLEZIANO	Diocleziano A2 bond	Senior	Investment Securities	344.5	m	-34.9	0.0	309.6
AUGUSTO	Augusto A2 bond - Issue I	Senior	Investment Securities	84.3	m	0.0	-0.8	83.5
	Augusto A1 bond - Issue II	Senior	Investment Securities	41.6	m	-0.5	-2.1	39.0
				477.7		**-37.1**	**-2.9**	**437.7**

Other third party securitisations

As at 31 December 2002 the Group had the following positions from third-party securitisation transactions:

Investment securities portfolio of UniCredito Italiano S.p.A.

• junior subordinated bonds with a nominal value of €9.5 million (Ref. N), arising from the securitisation of Harbourmaster CL01 (at the London branch of UniCredito Italiano), written down at year-end by €1.4 million).

Trading securities portfolio of UniCredito Italiano S.p.A.

(€ million) Bond	Class	Maturity	Face Value	Book Value	Ref.
SCCPP Soc. Lotto securitisation	Senior	6 DEC 2004	40.0	40.1	
SCCI Soc. INPS credit securitisation	Senior	31 JUL 2005	88.0	88.1	
SCCI Soc. INPS credit securitisation	Senior	31 JUL 2007	89.0	89.1	
SCIP Soc. government property securitisation	Senior	26 APR 2007	100.0	100.1	
SCIP Soc. government property securitisation	Senior	26 OCT 2008	30.0	30.0	
			347.0	**347.4**	**o**

Trading securities portfolio of UniCredito Banca Mobiliare S.p.A., which acts as arranger:

Isin Code	*Bond Description*	*Type*	*Originator*	*Issuer*	Rating Tranche (M/S&P/F)*	Credit support of the tranche
XS0137443437	Alfa 1 A	Senior	Fiat Group Fiat Bank Gmbh	Absolute Funding Srl series Alfa	Aaa/AAA/Nr	10.00%
XS0126520203	Harbourmaster 1 A	Senior	Harbourmaster Loan Corporation	Harbourmaster Clo1 Ltd,	Nr/Nr/AAA	14.70%
XS0126521276	Harbourmaster 1 C	Mezzanine	Harbourmaster Loan Corporation	Harbourmaster Clo1 Ltd	Nr/Nr/BBB	7.40%
XS0138865125	Harbourmaster 2 B1	Mezzanine	Harbourmaster Loan Corporation	Harbourmaster Clo2 Ltd	Nr/Nr/A	10.70%
XS0138876320	Harbourmaster 2 M1	Junior	Harbourmaster Loan Corporation	Harbourmaster Clo2 Ltd	Nr/Nr/Nr	0.00%
IT0003341770	SCCI Series 6	Senior	INPS	Società cartolarizz. crediti INPS	Aaa/AAA/AAA	96.00%
XS0152212162	EASe 2002 A	Senior	Fiat Credit France & Tarcredit	European Auto Securisation	Aaa/AAA/Nr	16.80%

* Rating agencies recognised and included in Bank of Italy Circular 155 dated 18/12/1991:
M = Moody's Investors Service, **S&P**= Standard & Poor's, **F**= Fitch – IBCA Investors Service, **Nr** = not rated

• Total amount of securitised assets underlying junior bonds and classification categories:

(€ million) Isin Code	Bond Description	Face Value	Ref.	Book Value	Write-backs/ Writedowns	Classification	Total amount of securitised assets	Tranche Amount
XS0138876320	Harbourmaster 2 M1	19.0	p	15.2	-3.8	Performing	703.5	45.0

• Breakdown of Senior and Mezzanine bonds by type and "classification":

(€ million) Isin Code	Bond Description	Face Value	Ref.	Book Value	Write-backs/ Writedowns	Classification	Tranche Amount
XS0137443437	Alfa 1 A	11.0	r	10.9	-0.1	Performing	765.0
XS0126520203	Harbourmaster 1 A	0.3	r	0.3	-	Performing	429.0
IT0003341770	SCCI Serie 6	2.2	q	2.2	-	Non-performing	1,500.0
XS0152212162	EASe 2002 A	10.0	r	9.9	-0.1	Performing	710.2
	Total Senior	**23.5**		**23.3**	**-0.2**		
XS0126521276	Harbourmaster 1 C	2.0		1.9	-0.1	Performing	13.0
XS0138865125	Harbourmaster 2 B1	4.0		3.9	-0.1	Performing	39.0
	Total Mezzanine	**6.0**	s	**5.8**	**-0.2**		

As noted, UBM acts as arranger, concentrating mainly on securitisation transactions in which it acts as bookrunner since information on these transactions is more complete and accessible.

Risk monitoring and the optimisation of operating results from securitisation transactions are achieved:

1. By analysing the monthly or quarterly investor reports produced by the Trustee, with a particular emphasis on changes in collateral performance;
2. By monitoring collateral performance and any issuance of comparable bonds for similar transactions;
3. By following the fundamentals of the underlying loan market (consumer credit for car loans, the performance of senior secured leverage loans in the case of Harbourmaster, etc.);
4. By maintaining constant contact with investors, and if there is managed collateral, with the managers and analysts of the Collateral Manager.

In addition, each bond is assigned a VaR (Value at Risk) limit by the risk management unit, which is then monitored for the entire portfolio, partly to take any correlations into account. UBM has spread curves by credit rating that are used to determine risk in a manner which is largely the same as for the other instruments in the portfolio. In keeping with other sources of market risk, the method is based on historical simulation, and makes it possible to project potential diversification effects and combine VaR with other parts of the trading portfolio.

Section 12 ASSET MANAGEMENT AND TRADING ON BEHALF OF THIRD PARTIES

12.1 Securities dealing

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
a) Purchases			
1. Settled	170,042,079	72,172,485	72,172,485
2. Unsettled	1,058,462	395,886	395,886
	171,100,541	**72,568,371**	**72,568,371**
b) Sales			
1. Settled	172,935,100	66,906,375	66,906,375
2. Unsettled	825,698	264,406	264,406
	173,760,798	**67,170,781**	**67,170,781**

12.2 Asset management accounts

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
Securities managed on behalf of customers (at market values)	40,887,889	41,185,937	49,344,528

12.3 Custody and administration of securities

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
a) Third party securities on deposit (excluding asset management accounts)			
1) Security	67,495	66,253	66,253
2) Collateral	26,676,141	6,962,509	6,962,509
3) Custody	204,712,998	232,297,112	231,862,844
	231,456,634	**239,325,874**	**238,891,606**
b) Third party securities deposited with third parties	**195,360,181**	**178,353,517**	**178,344,323**
c) Investment and trading securities deposited with third parties	**22,870,399**	**29,346,123**	**28,580,522**

12.4 Loan collection on behalf of third parties: debit and credit adjustments

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
a) Debit adjustments			
1. Current accounts	125,613	479,224	479,224
2. Central portfolio	22,881,954	21,704,400	21,704,400
3. Cash	240,616	194,566	194,566
4. Other accounts	488,267	2,811,792	2,811,792
	23,736,450	**25,189,982**	**25,189,982**
b) Credit adjustments			
1. Current accounts	35,384	170,240	170,240
2. Sellers' bills and documents	24,281,450	25,273,956	25,273,956
3. Other accounts	130,842	288,594	288,594
	24,447,676	**25,732,790**	**25,732,790**
Difference (a - b)	**- 711,226**	**-542,808**	**-542,808**

12.5 Other transactions

€ '000

	31.12.2002	31.12.2001 RESTATED	31.12.2001 HISTORICAL
Other third party securities on deposit	3,636,683	2,692,353	2,692,353
Other third party securities deposited with third parties	1,055,907	551,503	551,503
Other investment and trading securities deposited with third parties	166,764	64,595	64,595

12.6 Securities transactions

Quercia Funding securitisation

During 2002, the special purpose vehicle Quercia Funding S.r.L., which was established pursuant to Law 130/99 and is a member of the UniCredito Italiano Banking Group, concluded a securitisation transaction for loans sold by Cariverona (now Unicredit Banca SpA as the transferee of the business unit from UniCredito Italiano SpA, into which Cariverona was merged) and Mediovenezie (which in 2002 changed its name to UniCredito Gestione Crediti SpA), as described in section 11.8. Below is a table summarising qualitative information on these transactions:

SUMMARY TABLE OF ASSETS SECURITISED AND SECURITIES ISSUED	€ '000	
	31.12.2002	31.12.2001 *
A. Securitised assets	**133,973**	**180,324**
A1) Loans	133,973	180,324
B. Use of liquid assets resulting from loan management	**104,505**	**55,913**
B3) Other	104,505	55,913
Bank current accounts	1,577	7,197
Other uses	102,928	48,716
C. Securities issued	**217,352**	**217,352**
C1) Class A securities	111,700	111,700
C2) Class B securities	39,500	39,500
C3) Class C securities	26,000	26,000
C4) Class D securities	19,400	19,400
C5) Class E securities	20,752	20,752
D. Financing received	**-**	**-**
E. Other liabilities	**18,581**	**11,143**
F. Interest expenses on securities issued	**9,621**	**316**
Interest on Class A, B, C and D securities	9,621	316
G. Commissions and fees related to the transaction	**14,623**	**8,051**
G1) For servicing	14,526	8,016
G2) For other services	97	35
H. Other charges	**25,985**	**22,250**
I. Interest generated from securitised assets	**41,906**	**30,570**
L. Other revenues	**8,323**	**47**

* reclassified

B - Qualitative information

1) Description of the transaction and its performance

From its inception date until 31 December 2002, Quercia Funding S.r.l. has carried out a single securitisation transaction pursuant to Law 130/99. The key features of this transaction are as follows:

- On 28 May, 2001, Quercia Funding S.r.l., with headquarters at Via A. Forti, 3/A, 37121 Verona, purchased non-performing loans with a nominal value of €253.3 million (figure taken from executed contracts) at a total price of €211.4 million. Of the sale price, €117.5 million was for the portfolio of loans sold without recourse by UGC Banca S.p.A., and €93.9 million was for the portfolio of loans sold without recourse by UniCredit Banca S.p.A.. The sale price was determined by discounting the book value as at 30 April 2001 based on the average expected recovery time, which was estimated at 3.8 years on the basis of the historical analysis of the positions retired and the corresponding market rate. The net loan amount thus obtained was sold at a price of 83.472% for loans sold by UniCredit Banca S.p.A., and at a price of 83.457% for loans sold by UGC Banca S.p.A..

The total gross repayments received since operations began are €130.9 million, significantly higher than the breakeven projected in the business plan, which was €67 million.

2) List of entities involved

The key entities involved in the securitisation transaction are as follows:

Type of appointment	***Entity involved***
Arrangers	Euro Capital Structure Ltd Dublin, Lehman Brothers International (Europe)
Joint Lead Managers	Lehman Brothers International (Europe), Unicredit Banca Mobiliare,
	MPS Finance Banca Mobiliare S.p.A.
Servicer	UGC Banca S.p.A. (formerly Mediovenezie Banca S.p.A.)
Liquidity Provider	CDC IXIC Capital Markets
Note Trustee	Bank of New York
Security Trustee	Bank of New York
Cash Manager	UniCredit Banca S.p.A. (formerly Cariverona Banca S.p.A.)
Sellers	UGC Banca S.p.A. (formerly Mediovenezie Banca S.p.A.),
	UniCredit Banca S.p.A. (formerly Cariverona Banca S.p.A.)
English operating agent bank	Bank of New York
Securities depository	Bank of New York
Italian operating agent bank	UniCredit Banca S.p.A. (formerly Cariverona Banca S.p.A.)
Cap contract counterparty	UniCredit Banca Mobiliare S.p.A.
External Auditors	Deloitte & Touche Italia S.p.A. (formerly Arthur Andersen S.p.A.)

The main existing relationships and obligations between the Sellers, UniCredit Banca S.p.A. and UGC Banca S.p.A., and the Purchaser, Quercia Funding S.r.l. and the other entities involved in the securitisation transaction (which are governed by appropriate contacts), are as follows:

- Under the umbrella agreement for the sale of loans, the two Sellers agreed to make a sale without recourse to the Purchaser of loans that meet the eligibility requirements set forth in the two sales contracts.

- Under the servicing contract, Quercia Funding S.r.l. awarded an appointment to UGC Banca S.p.A. (also in the interest of the Trustee and Cash Manager, pursuant to and in accordance with Article 1411 of the Civil Code), to carry out the collection of the loans sold and manage recovery procedures.

- UniCredit Banca S.p.A. agreed to extend to the Purchaser three loans described in paragraph B4) below.

- UBM S.p.A. acquired, following the sale that occurred effective 28 June 2002, ownership of the Interest Rate Cap contract that Cariverona Banca S.p.A. had previously entered into with Quercia Funding S.r.L. to hedge the interest rate risk resulting from the *payment of bond interest for Classes A, B, C and D; the contractual strike rate was set at 5%.*

- Cariverona Ireland Plc. acted as underwriter for the following subordinated bonds:
  - Class B, with a nominal value of € 39.5 million, maturing in 2015;
  - Class C, with a nominal value of € 26.0 million, maturing 2015;
  - Class D, with a nominal value of € 19.4 million, maturing 2015.

- UniCredito Italiano S.p.A., by virtue of the merger by absorption described above, acquired the so-called Class E subordinated bonds, with a nominal value of € 20.8 million, maturing 2015.

- Under the Security and Intercreditor Agreement, the Seller agreed to the prioritisation of payments made by the Purchaser. Among other things, this prioritisation calls for the payment of compensation for servicing after compensation is paid to the Trustee, banks and other service providers, but before the payment of interest and repayment of principal to bond purchasers.

3) Issue features

In order to finance the purchase of the loan portfolio, Quercia Funding S.r.l. issued bonds denominated in euros on 14 December 2001, with the following features:

Class	Type		Nominal Value	Fitch and S&P's Rating ***	Interest
A	Asset Backed Floating Rate Notes * **	€	111,700,000	AAA	semi-annual 6 mo. Euribor+0.52%
B	Asset Backed Floating Rate Notes * **	€	39,500,000	A	semi-annual 6 mo. Euribor+1.10%
C	Asset Backed Floating Rate Notes *	€	26,000,000	BBB	semi-annual 6 mo. Euribor+2.25%
D	Asset Backed Floating Rate Notes *	€	19,400,000	BB	semi-annual 6 mo. Euribor+6.00%
E	Asset Backed Variable Redemption Yield Notes *	€	20,752,372	-	- -

* issued at par, with contractual maturity in 2015.
** listed on the Luxembourg Stock Exchange.
*** subject to ongoing monitoring by the companies mentioned.

These bonds were issued pursuant to an agreement governed by English law, pursuant to which the Trustee will act as representative of the bondholders.
With regard to the payment priority of the bonds issued, the payment of Class E, D, C and B bonds is subject to the fulfilment of the obligations with respect to Class A. In addition, the Offering Circular and the Security Intercreditor Agreement set forth in detail further payment priorities.

4) Ancillary financial transactions

- On 13/12/2001 Quercia Funding S.r.l. entered into an interest rate cap contract with Cariverona Banca S.p.A., which as at 28 June 2002 was sold to Unicredit Banca Immobiliare S.p.A. (UBM). This transaction was completed in order to limit interest rate exposure resulting from the payment of bond coupons at the variable rates of the bonds issued.

- UniCredit Banca S.p.A. provided three lines of credit to Quercia Funding S.r.l. with the following characteristics:
  - Line for the payment of expenses, in the initial amount of €100,000, to be used in the event of insufficient liquidity to pay miscellaneous expenses;
  - Line for the payment of Class A interest, in the initial amount of €10 million, to be used in the event of insufficient liquidity to pay interest accrued on the Class A bond;
  - Line for the payment of interest on the other bond classes, in the initial amount of €4 million, to be used in the event of insufficient liquidity to pay interest accrued on said bond classes.

5) Operating options of the Purchaser

- Quercia Funding S.r.l. appointed the Cash Manager to reinvest on its behalf any liquidity resulting from payments made by borrowers whose loans were sold and not immediately used, and from other miscellaneous amounts collected (interest accrued on current accounts, positive differentials resulting from the Interest Rate Cap, etc.).

Locat securitisation

Information is provided below on:

- the operating performance of the two special purpose vehicles, Absolute Funding S.r.L. and Locat Securitisation Vehicle S.r.L., which securitised the two sales of loans resulting from the leases of Locat S.p.A.;
- the table summarising the accounts of Locat S.p.A. in its capacity as servicer for the transaction.

OPERATING PERFORMANCE OF THE SECURITISATION TRANSACTIONS DONE IN 2002

(€ THOUSANDS)	Absolute Funding S.r.l.	Locat Securitisation Vehicle S.r.l.	Total 2002	Total 2001 *
Interest income from leasing payments	33,004	116,766	149,770	29,748
Gain/loss on early repayment	-192	2,045	1,853	373
Compensatory penalties	86	170	256	-
Total interest income	**32,898**	**118,981**	**151,879**	**30,121**
Loan losses	-51	-76	-127	-
Writedowns of loans	-3,301	-9,420	-12,721	-919
Write-backs and use of loan loss reserve	359	-	359	-
Total writedowns and write-backs	**-2,993**	**-9,496**	**-12,489**	**-919**
Overdue interest collected	215	430	645	23
Return on securitised assets [a]	**30,120**	**109,915**	**140,035**	**29,225**
Negative balances of hedging transactions differentials [b]	**-**	**-3,848**	**-3,848**	**-215**
Net interest accrued on accounts for the transaction	26	965	991	213
Interest earned from investing liquidity	742	118	860	74
Interest collected by servicer	-	679	679	-
Net interest accrued on accounts for the transaction and from investing liquidity [c]	**768**	**1,762**	**2,530**	**287**
Servicing fees	220	433	653	135
Remuneration paid for other services	98	125	223	52
Interest on senior and mezzanine bonds	13,532	63,449	76,981	13,265
Interest on junior bonds	-	185	185	10
Remuneration of deferred price	3,593	584	4,177	2,640
Interest paid and expenses (d)	**17,443**	**64,776**	**82,219**	**16,102**
REMAINING ORIGINATOR SHARE OF INCOME	**13,445**	**43,053**	**56,498**	**13,195**
of which:				
- further compensation	*13,445*	*-*	*13,445*	*9,231*
- additional remuneration for deferred payment	*-*	*43,053*	*43,053*	*3,964*

* reclassified

(€ THOUSANDS)	Absolute Funding S.r.l.	Locat Securitisation Vehicle S.r.l.	Total 2002	Total 2001 *
ASSETS				
30. Loans to financial institutions	**149,309**	**37,674**	**186,983**	**189,930**
made up as follows:				
- deferred purchase price (DPP)	96,700	14,945	111,645	112,405
- additional accrued compensation	52,609	3,173	55,782	59,846
- VAT and expenses	-	19,496	19,496	17,481
- Advance payments made	-	60	60	198
50. Bonds and other fixed-income securities	**-**	**3,400**	**3,400**	**3,400**
made up as follows:				
- junior bonds	-	3,400	3,400	3,400
140. Accrued income and pre-paid expenses				
a) accrued income	497	1,298	1,795	225
made up as follows:				
- interest income on deferred payment price	164	26	190	196
servicing fee	18	16	34	19
interest on junior bonds	-	10	10	10
interest income	315	1,246	1,561	-
b) pre-paid expenses	592	4,132	4,724	3,491
made up as follows:				
- interest expense	592	4,132	4,724	3,491
TOTAL ASSETS	**150,398**	**46,504**	**196,902**	**197,046**
LIABILITIES				
20. Due to financial institutions	**520,850**	**1,643,474**	**2,164,324**	**2,182,871**
made up as follows:				
- fee on loans not yet due	518,285	1,606,848	2,125,133	2,160,439
- collections from customers to be returned (servicing)	2,565	36,626	39,191	22,432
60. Accrued liabilities and deferred income	**6**	**724**	**730**	**-**
made up as follows:				
- accrued interest from deferred return of amounts collected	-	52	52	-
- interest expense	6	672	678	-
TOTAL LIABILITIES	**520,856**	**1,644,198**	**2,165,054**	**2,182,871**
MEMORANDUM ACCOUNTS				
Loans under administration for collection	29,206	81,799	111,005	102,990
TOTAL MEMORANDUM ACCOUNTS	**29,206**	**81,799**	**111,005**	**102,990**

* reclassified

(€ THOUSANDS)	Absolute Funding S.r.l.	Locat Securitisation Vehicle S.r.l.	Total 2002	Total 2001 *
COSTS				
10. Interest expense and similar charges	**32,898**	**115,812**	**148,710**	**30,076**
made up as follows:				
- interest expense	32,898	118,981	151,879	30,291
- positive balances on hedging transaction differentials	-	-3,848	-3,848	-215
- interest from deferred return of amounts collected	-	679	679	-
TOTAL COSTS	**32,898**	**115,812**	**148,710**	**30,076**
REVENUES				
10. Interest income and similar revenues	**17,038**	**43,822**	**60,860**	**15,845**
made up as follows:				
- interest income on deferred purchase price	3,593	584	4,177	2,640
- further compensation	13,445	-	13,445	9,231
- additional remuneration of deferred commission	-	43,053	43,053	3,964
- interest income on junior bonds	-	185	185	10
30. Commission income	**220**	**433**	**653**	**135**
made up as follows:				
- servicing fees	220	433	653	135
TOTAL REVENUES	**17,258**	**44,255**	**61,513**	**15,980**

* *reclassified*

Section 1 INTEREST

(€ THOUSANDS)	2002	2001 RESTATED	2001 HISTORICAL
10. Interest income and similar revenues	9,926,722	11,805,518	11,717,282
20. Interest expense and similar charges	5,015,538	6,818,556	6,746,779

1.1 Item 10 "Interest income and similar revenues"

(€ THOUSANDS)	2002	2001 RESTATED	2001 HISTORICAL
a) on loans to banks	840,283	1,269,634	1,223,901
of which: on loans to central banks	*72,136*	*77,669*	*80,564*
b) on loans to customers	7,293,915	8,477,602	8,488,002
c) on debt securities	1,660,660	2,005,531	1,955,207
d) other interest income	131,864	52,751	50,172
e) positive balances of hedging transaction differentials	-	-	-
Total	**9,926,722**	**11,805,518**	**11,717,282**

1.2 Item 20 "Interest expense and similar charges"

(€ THOUSANDS)	2002	2001 RESTATED	2001 HISTORICAL
a) on amounts due to banks	1,283,126	1,825,010	1,853,290
b) on amounts due to customers	1,955,261	2,845,111	2,744,450
c) on securities in issue	1,011,085	1,444,008	1,444,008
of which: certificates of deposit	*364,000*	*565,579*	*565,579*
d) on deposits received in administration	373	180	180
e) on subordinated debt	393,647	354,325	354,325
f) negative balances of hedging transaction differentials	372,046	349,922	350,526
Total	**5,015,538**	**6,818,556**	**6,746,779**

1.3 Details of Item 10 "Interest income and similar revenues"

(€ THOUSANDS)	2002	2001 RESTATED	2001 HISTORICAL
a) on assets denominated in foreign currency	2,602,621	3,064,391	2,829,251
b) on assets denominated in €	7,324,101	8,741,127	8,888,031
Total	**9,926,722**	**11,805,518**	**11,717,282**

1.4 Details of Item 20 "Interest expense and similar charges"

(€ THOUSANDS)	2002	2001 RESTATED	2001 HISTORICAL
a) on liabilities denominated in foreign currencies	1,448,449	2,449,458	2,420,810
b) on liabilities denominated in €	3,195,043	4,019,176	3,975,443
	4,643,492	**6,468,634**	**6,396,253**
c) negative balances of hedging transaction differentials	372,046	349,922	350,526
Total	**5,015,538**	**6,818,556**	**6,746,779**

Section 2 COMMISSIONS

(€ THOUSANDS)	2002	2001 RESTATED	2001 HISTORICAL
40. Commission income	**3,719,968**	**3,895,549**	**3,837,430**
50. Commission expense	**530,340**	**557,740**	**546,519**

2.1 Item 40 "Commission income"

(€ THOUSANDS)	2002	2001 RESTATED	2001 HISTORICAL
a) Guarantees given	**111,975**	**95,397**	**91,867**
b) Credit derivatives	**989**	**216**	**216**
c) Administration, brokerage and consultancy services:	**2,255,508**	**2,534,414**	**2,526,083**
1. Security dealing	59,301	109,145	108,154
2. Currency dealing	84,772	91,361	90,931
3. Asset management accounts:	1,245,357	1,382,020	1,198,470
3.1. Individual	181,994	218,286	218,272
3.2. Collective	1,063,363	1,163,734	980,198
4. Custody and administration of securities	59,328	56,796	56,165
5. Depository bank	29,777	45,177	45,177
6. Placement of securities	323,140	494,082	674,972
of which: Mutual funds	*96,926*	*181,138*	*363,673*
7. Acceptance of trading instructions	93,703	77,480	77,480
8. Consultancy activities	2,452	3,620	3,620
9. Distribution of third party services:	357,678	274,733	271,114
9.1. Asset management accounts:	43,031	43,740	43,740
a) Individual	36,490	43,740	43,740
b) Collective	6,541	-	-
9.2. Insurance products	307,167	227,739	227,034
9.3. Other products	7,480	3,254	340
d) Collection and payment services	**592,917**	**538,822**	**505,701**
e) Servicing for securitisation transactions	**15,208**	**8,224**	**8,224**
f) Tax collection services	**117,273**	**132,332**	**132,332**
g) Other services	**626,098**	**586,144**	**573,007**
of which: - Loans made	*382,158*	*370,666*	*416,140*
- Securities services	*10,002*	*8,819*	*8,819*
- Rental of safe deposit boxes	*7,612*	*6,398*	*6,398*
- Refunds and sundry recoveries	*12,219*	*38,288*	*41,045*
- Foreign transactions and services	*23,487*	*26,160*	*6,557*
- Other	*190,620*	*135,813*	*94,048*
Total	**3,719,968**	**3,895,549**	**3,837,430**

2.2 Details of Item 40 "Commission income": "Distribution channels for products and services"

(€ THOUSANDS)	2002	2001 RESTATED	2001 HISTORICAL
a) At the Group's branches:	**1,227,153**	**1,422,901**	**1,417,659**
1. Asset management accounts	616,468	724,226	540,676
2. Placement of securities	269,837	431,339	612,229
3. Third party services and products	340,848	267,336	264,754
b) Off-site distribution:	**699,022**	**727,934**	**726,897**
1. Asset management accounts	628,889	657,794	657,794
2. Placement of securities	53,303	62,743	62,743
3. Third party services and products	16,830	7,397	6,360
Total	**1,926,175**	**2,150,835**	**2,144,556**

2.3 Item 50 "Commission expense"

(€ THOUSANDS)	2002	2001 RESTATED	2001 HISTORICAL
a) Guarantees received	**10,063**	**8,083**	**8,085**
b) Credit derivatives	**4,838**	**210**	**210**
c) Administration and brokerage services:	**219,779**	**306,783**	**306,262**
1. Security dealing	12,566	20,210	20,082
2. Currency dealing	3,157	3,953	3,953
3. Asset management accounts:	15,031	9,409	9,299
3.1. Group portfolio	1,650	1,103	993
3.2. Third party portfolio	13,381	8,306	8,306
4. Custody and administration of securities	13,317	14,898	14,615
5. Placement of securities	72,336	170,586	170,586
6. Off-site distribution of securities, products and services	103,372	87,727	87,727
d) Collection and payment services	**136,264**	**106,056**	**103,448**
e) Other services	**159,396**	**136,608**	**128,514**
of which: - Loans received	*4,464*	*2,514*	*2,495*
- Securities services	*5,273*	*3,898*	*3,776*
- Rental of safe deposit boxes	*7*	*10*	*10*
- Foreign transactions and services	*4,512*	*4,770*	*828*
- Insurance products	*-*	*930*	*930*
- Other	*145,140*	*124,486*	*120,475*
Total	**530,340**	**557,740**	**546,519**

NET COMMISSION	2002	2001 RESTATED	2001 HISTORICAL € '000
Asset management and administration services	1,958,843	2,144,214	2,136,955
Trading and placement of securities	*214,012*	*251,621*	*249,113*
Asset management accounts	*203,453*	*252,617*	*252,712*
Management of collective investment funds	*1,153,431*	*1,324,544*	*1,323,543*
Placement of insurance products	*307,167*	*226,809*	*226,104*
Other securities activities	*80,780*	*88,623*	*85,483*
Credit commitments and loans	475,757	455,472	497,434
Collection and payment services	471,861	440,990	262,618
Currency dealing	100,590	108,798	92,707
Tax collection services	117,273	132,332	132,332
Other services	65,304	56,003	168,865
Net commission	**3,189,628**	**3,337,809**	**3,290,911**

Section 3 TRADING PROFITS

(€ THOUSANDS)	2002	2001 RESTATED	2001 HISTORICAL
60. Trading profits	**1,049,345**	**960,210**	**933,114**

3.1 Item 60 "Trading profits"

(€ THOUSANDS)	SECURITIES TRANSACTIONS	CURRENCY TRANSACTIONS	OTHER TRANSACTIONS	TOTAL
A.1 Revaluations	872,248	XXX	9,497,750	10,369,998
A.2 Writedowns	- 818,391	XXX	- 8,551,137	- 9,369,528
B. Other profits/losses	234,384	263,278	- 448,787	48,875
Total	**288,241**	**263,278**	**497,826**	**1,049,345**
1. Government securities	139,709			
2. Other debt securities	65,501			
3. Equity securities	248,400			
4. Derivative contracts on securities	- 165,369			

Section 4 ADMINISTRATIVE COSTS

(€ THOUSANDS)	2002	2001 RESTATED	2001 HISTORICAL
80. Administrative costs	**5,022,570**	**4,940,598**	**4,857,977**

Item 80 "Administrative costs"

(€ THOUSANDS)	2002	2001 RESTATED	2001 HISTORICAL
a) Payroll costs:			
- Wages and salaries	2,246,909	2,239,519	2,151,868
- Social security contributions	592,173	599,880	583,135
- Severance pay	139,118	128,770	130,391
- Pensions and similar benefits	98,151	46,429	46,402
- Other	83,307	87,935	132,760
	3,159,658	**3,102,533**	**3,044,556**
b) Other administrative costs:			
- Indirect taxes and duties	280,235	273,772	282,420
- Miscellaneous costs and expenses	1,582,677	1,564,293	1,531,001
	1,862,912	**1,838,065**	**1,813,421**
Total	**5,022,570**	**4,940,598**	**4,857,977**

MISCELLANEOUS COSTS AND EXPENSES			(€ THOUSANDS)
- External consultants	**192,707**	**195,435**	**191,756**
- Insurance	**33,993**	**29,109**	**27,126**
- Advertising	**114,847**	**149,301**	**142,614**
- Security:	**82,665**	**82,670**	**78,876**
- Internal and external surveillance of premises	38,454	40,701	39,433
- Transport of valuables and documents	44,211	41,969	39,443
- Various services rended by third parties	**234,877**	**190,612**	**188,464**
- Expenses relating to premises:	**309,587**	**301,932**	**299,563**
- Rentals	190,006	174,774	175,065
- Maintenance of premises	29,362	33,776	33,923
- Cleaning of premises	29,622	31,277	29,840
- Utilities	60,597	62,105	60,735
- Maintenance and lease rentals for furniture and equipment:	**176,737**	**159,704**	**93,326**
- Repair and maintenance of furniture, machinery and equipment	73,770	69,103	65,929
- Lease of electronic equipment and software	102,967	90,601	27,397
- Postal, telecom and office supplies:	**236,253**	**239,296**	**233,392**
- Postage, telephone, telegraph and telex	180,228	175,714	172,488
- Printing and stationery	39,820	48,315	50,270
- Various office supplies	16,205	15,267	10,634
- Travel expense including hire:	**57,827**	**55,995**	**89,714**
- Travelling expenses	45,810	48,582	46,698
- Various hire charges	12,017	7,413	43,016
- Credit information and enquiries	**18,957**	**15,357**	**17,687**
- Other	**124,227**	**144,882**	**168,483**
- Compensation and fees paid to directors and statutory auditors	14,789	15,064	15,140
- Donations	5,063	4,886	3,871
- Other	104,375	124,932	149,472
Total	**1,582,677**	**1,564,293**	**1,531,001**

4.1 Average number of employees by category

AVERAGE NUMBER OF EMPLOYEES	2002	2001 RESTATED	2001 HISTORICAL
a) Senior managers	880	824	799
b) Executives	7,139	7,608	7,256
c) Remaining staff	59,179	59,492	56,295
Total	**67,198**	**67,924**	**64,350**

The number of employees indicated above is the mean of the number of employees at the end of the current and prior periods.

NUMBER OF EMPLOYEES AT END OF YEAR	2002	2001 RESTATED	2001 HISTORICAL
a) Senior managers	827	932	899
b) Executives	7,509	6,769	6,326
c) Remaining staff	58,219	60,139	56,351
Total	**66,555**	**67,840**	**63,576**

	2002	2001 RESTATED	2001 HISTORICAL
of which: part-time employees	4,278	3,750	3,725

Section 5 WRITEDOWNS, WRITE-BACKS AND PROVISIONS

(€ THOUSANDS)	2002	2001 RESTATED	2001 HISTORICAL
90. Writedowns of intangible and tangible fixed assets	704,568	689,945	681,900
100. Provisions for risks and charges	163,690	157,215	256,545
120. Writedowns of loans and provisions for guarantees and commitments	1,489,302	1,262,125	1,285,084
130. Write-backs of loans and provisions for guarantees and commitments	510,032	536,032	489,620
140. Provisions to loan loss reserves	9,767	57,367	57,367
150. Writedowns of financial investments	311,855	156,684	148,130
160. Write-backs of financial investments	17,246	20,991	21,301
230. Change in fund for general banking risks	+3,836	+4,810	+4,810

Writedowns, write-backs and provisions are as follows:

Item 90 "Writedowns of intangible and tangible fixed assets"

(€ THOUSANDS)	2002	2001 RESTATED	2001 HISTORICAL
Writedowns of tangible fixed assets:	**312,771**	**274,832**	**264,780**
- Property	102,575	91,254	89,193
- Furniture	63,854	55,613	53,317
- Equipment	146,342	127,965	122,270
Writedowns of intangible fixed assets	**275,413**	**301,770**	**303,777**
- of which goodwill	*128,189*	*163,913*	*162,248*
Writedowns of positive consolidation differences*	**114,448**	**112,194**	**112,194**
Writedowns of positive net equity differences *	**1,936**	**1,149**	**1,149**
Total	**704,568**	**689,945**	**681,900**

* For details see Section 8 of the Notes to the Accounts on page 160.

Item 100 "Provisions for risks and charges"

(€ THOUSANDS)	2002	2001 RESTATED	2001 HISTORICAL
Provisions to "reserves for risks and charges":			
- Sub-item d) "Other reserves"	163,690	157,215	256,545
Total	**163,690**	**157,215**	**256,545**

Details of Item 120 "Writedowns of loans and provisions for guarantees and commitments"

(€ THOUSANDS)	2002	2001 RESTATED	2001 HISTORICAL
Writedowns of loans:	**1,435,210**	**1,213,654**	**1,235,765**
- to banks	19,210	4,207	4,044
- to customers	1,415,887	1,205,150	1,227,424
- to associated companies (other than Group companies)	113	4,297	4,297
Provisions to "reserves for risks and charges":	**54,092**	**48,471**	**49,319**
- sub-item d) "Other reserves": provisions for guarantees and commitments	54,092	48,471	49,319
Total	**1,489,302**	**1,262,125**	**1,285,084**

Item 130 "Write-backs of loans and provisions for guarantees and commitments"

(€ THOUSANDS)	2002	2001 RESTATED	2001 HISTORICAL
- Write-backs of loans	454,329	490,212	445,160
- Write-backs of provisions for guarantees and commitments	55,703	45,820	44,460
Total	**510,032**	**536,032**	**489,620**

Item 140 "Provisions to loan loss reserves"

(€ THOUSANDS)	2002	2001 RESTATED	2001 HISTORICAL
- Provisions for the year	9,767	57,367	57,367
Total	**9,767**	**57,367**	**57,367**

Item 150 "Writedowns of financial investments"

(€ THOUSANDS)	2002	2001 RESTATED	2001 HISTORICAL
- Writedowns of securities	36,283	117,268	110,331
- Writedowns of equity investments	275,572	39,416	37,799
Total	**311,855**	**156,684**	**148,130**

Item 160 "Write-backs of financial investments"

(€ THOUSANDS)	2002	2001 RESTATED	2001 HISTORICAL
- Write-backs of securities	15,498	19,453	19,167
- Write-backs of equity investments	1,748	1,538	2,134
Total	**17,246**	**20,991**	**21,301**

Item 230 "Changes in the fund for general banking risks"

(€ THOUSANDS)	2002	2001 RESTATED	2001 HISTORICAL
- New funds *	+3,878	+9,610	+9,610
- Uses **	-42	-4,800	-4,800
Total	**+3,836**	**+4,810**	**+4,810**

** of which:*		
- Banca Mediocredito SpA	*+ 3,000*	
- Pioneer Investment Management SGRpA (included in the consolidated Accounts of the Pioneer Group)	*+ 750*	
- Grifofactor SpA	*+ 128*	
Total	***+ 3,878***	
*** of which:*		
- Banque Monegasque de Gestion S.A.	*- 15*	
- Cassa di Risparmio di Trieste Banca D.D.	*- 27*	
Total	***- 42***	

5.1 Item 120 "Writedowns of loans and provisions for guarantees and commitments"

(€ THOUSANDS)	2002	2001 RESTATED	2001 HISTORICAL
a) Writedowns of loans:	**1,435,210**	**1,213,654**	**1,235,765**
of which: - General writedowns for country risk	*11,119*	*8,078*	*7,757*
- Other general writedowns	*66,511*	*203,012*	*262,822*
b) Provisions for guarantees and commitments	**54,092**	**48,471**	**49,319**
(Provisions to "reserves for risks and charges": sub-item d) "Other reserves")			
of which: - General provisions for country risk	*1,811*	*2,430*	*2,430*
- Other general provisions	*7,872*	*2,741*	*2,210*
Total	**1,489,302**	**1,262,125**	**1,285,084**

Section 6 OTHER ITEMS OF THE PROFIT AND LOSS ACCOUNT

The profit and loss items not described in the preceding sections of these notes are as follows:

(€ THOUSANDS)	2002	2001 RESTATED	2001 HISTORICAL
30. Dividends and other revenues	**230,604**	**80,856**	**78,058**
70. Other operating income	**988,849**	**1,044,655**	**1,067,483**
110. Other operating expense	**256,228**	**302,179**	**351,772**
170. Profit (loss) from equity investments valued using the equity method	**-14,336**	**13,772**	**422**
190. Extraordinary income	**603,592**	**405,304**	**417,315**
200. Extraordinary charges	**245,055**	**193,313**	**185,986**
240. Income tax for the year	**1,316,923**	**1,596,736**	**1,484,562**
250. Minorities	**161,208**	**571,900**	**500,875**

6.1 Item 70 "Other operating income"

(€ THOUSANDS)	2002	2001 RESTATED	2001 HISTORICAL
Merchant banking activities	**140**	**87**	**87**
Premiums received for options	**8,347**	**877**	**877**
Debits to third parties:	**663,678**	**652,715**	**651,616**
- Tax reimbursements	192,580	188,881	188,881
- Customer insurance premiums	15,306	14,320	14,320
- On deposits and current accounts	455,792	449,514	448,415
Miscellaneous income:	**316,044**	**389,358**	**413,402**
- Rental income	24,380	18,474	17,033
- Reimbursements of various amounts due in prior periods	23,093	22,376	22,370
- Miscellaneous reimbursements for costs incurred in prior periods	45,741	42,818	42,792
- Other	222,830	305,690	331,207
Income on leased fixed assets	**640**	**1,618**	**1,501**
Total	**988,849**	**1,044,655**	**1,067,483**

6.2 Item 110 "Other operating expense"

(€ THOUSANDS)	2002	2001 RESTATED	2001 HISTORICAL
Payments for fixed assets under financial leases	6,680	1,904	1,502
Adjustments of conditions affecting prior periods	35,233	35,180	35,161
Restitutions for brokerage revenues	23,510	21,750	21,750
Option premiums	57,659	102,644	102,644
Other costs	133,146	140,701	190,715
Total	**256,228**	**302,179**	**351,772**

6.3 Item 190 "Extraordinary income"

(€ THOUSANDS)	2002	2001 RESTATED	2001 HISTORICAL
Profits on sales of:	**223,936**	**206,349**	**202,787**
- Property	100,805	34,632	34,658
- Investment securities	12,585	32,706	32,706
- Equity investments	94,066	100,848	98,056
- Other assets	15,878	6,749	5,931
- Equity investments consolidated on a line-by-line basis	602	31,414	31,436
Contingent gains and reversal of liabilities:	**379,656**	**198,955**	**214,528**
- Surpluses from prior year provisions	216,747	66,867	66,742
- Reversal of liabilities due to write-offs	9,243	11,521	11,539
- Recoveries of assets written off	3,713	398	182
- Deferred taxes related to prior periods	15,379	48,987	48,987
- Miscellaneous	134,574	71,182	87,078
Total	**603,592**	**405,304**	**417,315**

6.4 Item 200 "Extraordinary charges"

(€ THOUSANDS)	2002	2001 RESTATED	2001 HISTORICAL
Losses on disposal of:	**33,445**	**34,904**	**35,054**
- Property	2,078	8,675	8,574
- Investment securities	234	9,794	9,624
- Equity investments	8,679	14,586	14,586
- Other financial fixed assets	20,952	-	-
- Other assets	1,502	1,849	2,270
Contingent losses and reversal of assets:	**211,610**	**158,409**	**150,932**
- Payroll costs due to separation bonuses	29,090	18,986	19,485
- Losses from miscellaneous risks	27,202	19,700	19,700
- Deferred tax assets related to prior periods	40,134	38	122
- Provisions to "reserve for risks and charges"	-	29	-
- Miscellaneous	115,184	119,656	111,625
Total	**245,055**	**193,313**	**185,986**

Item 240 "Income taxes for the year"

(€ THOUSANDS)	2002	2001
1. Current taxes	1,480,999	1,834,519
2. Changes in deferred tax assets	- 104,793	31,093
3. Changes in deferred taxes	- 59,283	- 381,050
4. Income tax for the year	**1,316,923**	**1,484,562**

Item 250 "Minorities"

(€ THOUSANDS)	2002	2001
Net profit (loss) of the following companies	**159,428**	**687,344**
Rolo Banca 1473 S.p.A.	-	367,255
Bank Pekao S.A. Group	91,510	163,978
Credit Carimonte S.p.A.	-	84,192
Zagrebacka Banka D.D. Group	38,617	-
Rolo International Asset Management S.A.	-	28,814
Banca Agr. Comm. Rep. S. Marino S.A.	2,198	12,999
Banca dell'Umbria 1462 S.p.A.	7,913	11,816
Locat S.p.A.	5,071	9,592
Cassa di Risparmio di Carpi S.p.A.	3,742	8,199
Banca Mediocredito S.p.A.	1,320	3,691
Cassa di Risparmio di Trieste Banca S.p.A.	-	3,465
Rolo Pioneer S.G.R.p.A.	-	1,752
Bulbank A.D.	5,873	5,372
Unibanka A.S. (formerly Pol'nobanka)	1,286	1,638
Other	1,898	-15,419
Consolidation adjustments	**1,780**	**-186,469**
Reversal of dividends collected from Credit Carimonte S.p.A.	-	-81,986
Reversal of dividends collected from Rolo Banca 1473 S.p.A.	-	-91,774
Reversal of dividends collected from Cariverona Banca S.p.A.	-	-106
Reversal of dividends collected from Cassa di Risparmio di Trieste Banca S.p.A.	-	-615
Reversal of dividends collected from Banca dell'Umbria 1462 S.p.A.	-246	-
Other consolidation adjustments	2,026	-11,988
Total	**161,208**	**500,875**

Section 7 OTHER NOTES TO THE PROFIT AND LOSS ACCOUNT

7.1 Geographical distribution of income

This table covers items 10, 30, 40, 60 and 70 of the profit and loss account.

(€ THOUSANDS)	2002	2001 RESTATED	2001 HISTORICAL
- Italy	11,518,505	12,621,696	12,857,422
- Other EU countries	1,444,371	1,223,218	1,160,644
- Other countries	2,952,612	3,941,874	3,615,301
Total	**15,915,488**	**17,786,788**	**17,633,367**

Section 1 DIRECTORS AND STATUTORY AUDITORS (Parent Company)

1.1 Remuneration

(€ THOUSANDS)	2002
a) Directors	6,257
b) Statutory auditors	253
	6,510

1.2 Loans and guarantees issued

(€ THOUSANDS)	2002
a) Directors	194,926
b) Statutory auditors	2,003
	196,929

Amounts include transactions generated, in accordance with current laws, with companies in which the Directors and Statutory Auditors of the Parent Company have an interest.

Section 2 CONSOLIDATED CASH FLOW STATEMENT

(€ THOUSANDS)	2002
FUNDS GENERATED AND COLLECTED	
Funds generated from operations:	
Net profit for the period	1,801,142
Writedowns (write-backs) of loans	980,881
Provision to employee severance pay reserve	139,118
Provision to fund for general banking risks	3,836
Provision to reserve for retirement and similar obligations	35,541
Provision to taxation reserves and deferred taxes	1,273,454
Provision to consolidation reserve for future risks and charges	
Provision for risks and charges - other	96,173
Provision to loan loss reserves	9,767
Writedowns (write-backs) of intangible and tangible fixed assets	704,568
Writedowns (write-backs) of financial investments	294,609
Total funds generated from operations	**5,339,089**
Group shareholders' equity (increase in capital and reserves)	
- Capital stock	624,855
- Share premium reserve	191,356
- Reserves (other changes)	838,593
Total increase in capital and reserves	**1,654,804**
Increase in minority portion of shareholders' equity	**- 1,697,985**
Other funds collected:	
Negative consolidation and net equity differences	7,841
Subordinated debt	17,461
Due to banks	- 2,039,512
Due to customers (including deposits received in administration)	2,119,409
Securities in issue	- 2,694,692
Accrued liabilities and deferred income	- 1,303,627
Other liabilities	7,851,601
Other changes in reserves	163,813
Total changes in other funds collected	**4,122,294**
Total funds generated and collected	**9,418,202**
FUNDS USED AND INVESTED	
Dividends distributed and other allocations (charities, etc.)	733,507
Uses of provisions to taxation reserves, employee severance pay reserve and reserves for risks and charges, and fund for general banking risks	1,749,414
Cash and deposits with central banks	- 215,781
Loans to banks	3,128,532
Loans to customers	- 2,828,219
Securities	- 2,526,706
Equity investments	386,397
Intangible and tangible fixed assets (including positive consolidation differences)	904,572
Accrued income and pre-paid expenses	- 895,010
Other assets	8,981,496
Total funds used and invested	**9,418,202**

Managing Director/CEO
PROFUMO

Chief Accountant
LECCACORVI



Annex

Statement of significant equity investments pursuant to Article 126 of CONSOB Regulation No. 11971 dated 14 May 1999.
(List of equity investments and voting rights held, in any form, as at 31 December 2002, of over 10% and equal to or greater than 20%, respectively, of capital in the form of shares/quotas with voting rights in unlisted companies, and held directly and indirectly.)

Statement of significant equity investments

pursuant to Article 126 of CONSOB Regulation No. 11971 dated 14 May 1999

(List of equity investments and voting rights held, in any form, as at 31 December 2002, of over 10% and equal to or greater than 20%, respectively, of capital in the form of shares/quotas with voting rights in unlisted companies and held directly and indirectly.) *

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT		TYPE OF OWNERSHIP
Companies with ownership of over 10% *					
ISTRA GOLF D.O.O.	Umag		100.00	ISTRATURIST UMAG HOTELIJERSTVO I TURIZAM D.D.	a
NOWE OGRODY SP.ZO.O.	Gdansk		94.00	PEKAO DEVELOPMENT SP.ZO.O.	a
Companies for which voting rights are held in another form, greater than or equal to 20%					
ASSIPROGETTI Gestione Polizze d'assicurazione S.p.A.	Milan		94.03	UNICREDIT BANCA S.p.A.	b
ASSIPAROS S.p.A.	Milan		51.00	UNICREDIT BANCA S.p.A.	b
ARTEGRAFICA S.p.A.	Verona		97.50	UNICREDIT BANCA S.p.A.	b
BENTINI COSTRUZIONI S.p.A.	Ravenna		25.61	BANCA DELL'UMBRIA 1462 S.p.A.	b
BULGARHIDROPONIC D.O.O.	Bourgas		24.81	BULBANK A.D.	a
CARLO ERBA REAGENTI S.p.A.	Milan		99.90	UNICREDIT BANCA S.p.A.	b
CAROM IMMOBILIARE S.r.l.	Milan		50.00	UNICREDIT BANCA S.p.A.	b
CARTOTECNICA MONTEBELLO S.p.A.	Sarego (VI)		80.00	UNICREDIT BANCA S.p.A.	b
CORCIANO CALZATURE S.p.A. (in liquidation)	Ellera Umbra (PG)		100.00	UNICREDIT BANCA S.p.A.	b
DELLA VALLE FINANZIARIA S.p.A. (in liquidation)	Milan		100.00	UNICREDIT BANCA S.p.A.	b
DELLA VALLE IMMOBILIARE S.p.A. (in liquidation)	Milan		100.00	UNICREDIT BANCA S.p.A.	b
DI VITA S.p.A.	Carmagnola (TO)		100.00	UNICREDIT BANCA S.p.A.	b
ELDO S.p.A.	Rome		99.71	UNICREDIT BANCA S.p.A.	b
FI.MA. S.r.l.	Perugia		100.00	BANCA DELL'UMBRIA 1462 S.p.A.	b
F.I.M. FONDERIA INDUSTRIE MECCANICHE S.p.A.	Segusino (TV)		60.97	BANCA MEDIOCREDITO S.p.A.	b
FIORONI INGEGNERIA S.p.A. (in receivership)	Perugia		30.05	BANCA DELL'UMBRIA 1462 S.p.A.	b
FIORONI INVESTIMENTI S.p.A. (in receivership)	Perugia		30.00	BANCA DELL'UMBRIA 1462 S.p.A.	b
FIORONI SISTEMA S.p.A. (in receivership)	Perugia		26.18	BANCA DELL'UMBRIA 1462 S.p.A.	b
			8.45	BANCA DELL'UMBRIA 1462 S.p.A.	a
G.I.A.R. GESTIONE ITAL. AZIENDE RIUNITE S.p.A.	Rome		100.00	UNICREDIT BANCA S.p.A.	b
G.E. GRUPPO ELDO S.p.A.	Rome		100.00	UNICREDIT BANCA S.p.A.	b
GRADSKI PODRUM d.d.	Zagreb		54.76	ZABA TURIZAM D.D.	a
			15.04	ZAGREBACKA BANKA D.D.	a
HASSER IMMOBILIARE S.r.l.	Rome		50.00	UNICREDIT BANCA S.p.A.	b
HERACLIA S.r.l.	San Donà di Piave (VE)		100.00	UNICREDIT BANCA S.p.A.	b
I.C.M. S.p.A.	Rezzato (BS)		61.00	UNICREDIT BANCA S.p.A.	b
IGICOR S.p.A. (in liquidation)	Verona		100.00	UNICREDITO GESTIONE CREDITI S.p.A. - BANCA PER LA GESTIONE DEI CREDITI (formerly Mediovenezie Banca S.p.A.)	b
I.M.E.S. INDUSTRIA MECCANICA E STAMPAGGIO S.p.A.	Sumirago (VA)		100.00	BANCA MEDIOCREDITO S.p.A.	b
IMM.EDIL.SEI S.r.l.	Rome		50.00	UNICREDIT BANCA S.p.A.	b
IMMOBILIARE BOTTICELLI S.r.l.	Vazzola (TV)		100.00	UNICREDIT BANCA S.p.A.	b
IMAT S.p.A. (in liquidation)	Castel San Pietro Terme (BO)		96.67	UNICREDIT BANCA S.p.A.	b
INDUSTRIE FIM S.p.A.	Treviso		60.97	BANCA MEDIOCREDITO S.p.A.	b
INDUSTRIE IMES S.r.l.	Milan		100.00	BANCA MEDIOCREDITO S.p.A.	b
INTERPORTO DI VENEZIA S.p.A.	Venice		35.14	UNICREDIT BANCA S.p.A.	b
INTERPORTO ROMA EST S.p.A.	Rome		100.00	UNICREDIT BANCA S.p.A.	b
ITALTEL S.p.A.	Milan		100.00	UNICREDIT BANCA S.p.A.	b
LASER S.r.l. (in liquidation)	Milan		22.00	UNICREDIT BANCA S.p.A.	b

(continued) NAME	MAIN OFFICE	% HELD DIRECT	INDIRECT		TYPE OF OWNERSHIP
JUNIORS' PLAYTIME S.r.l.	Pianoro (BO)		23.91	UNICREDIT BANCA S.p.A.	b
MANDA-INVEST DIONICKO DRUSTVO ZA FINANCIJSKE USLUGE. USLUGE MARKETINGA TE UGOSTITELJSKU I TURISTICKU DJELATNOST	Zagreb		50.00	ZAGREBACKA BANKA D.D.	a
NESTOR 2000 S.p.r.l.	Brussels	39.40			a
NOICOM S.p.A.	Turin		50.00	BANCA MEDIOCREDITO S.p.A.	b
NORD AUTO PIMAZZONI S.p.A. (in liquidation)	Verona		50.00	UNICREDIT BANCA S.p.A.	b
NUOVA FIMA S.p.A.	Invorio (NO)		100.00	UNICREDIT BANCA S.p.A.	b
ORABASE S.r.l.	Vicenza		100.00	UNICREDIT BANCA S.p.A.	b
ORABASE INTERNATIONAL S.p.A.	Torri di Quartesolo (VI)		100.00	UNICREDIT BANCA S.p.A.	b
PASC S.r.l. (in bankruptcy)	Rome		100.00	UNICREDITO GESTIONE CREDITI S.p.A. - BANCA PER LA GESTIONE DEI CREDITI (formerly Mediovenezie Banca S.p.A.)	b
PASTA ZARA S.p.A.	Riese PIO X° (TV)		66.27	UNICREDIT BANCA S.p.A.	b
PERINO DIVISIONE MAGAZZINI S.p.A.	Aosta		42.00	UNICREDIT BANCA S.p.A.	b
PERLINI INTERNATIONAL S.p.A.	San Bonifacio (VR)		40.00	UNICREDIT BANCA S.p.A.	b
PIONEER GLOBAL OPPORTUNITIES PLC	Dublin	70.52	20.60	UNICREDIT BANCA MOBILIARE S.p.A.	a
			5.49	UNICREDITO ITALIANO BANK (IRELAND) PLC	a
RAFFAELLO LUXEMBOURG S.C.A.	Luxembourg	15.24			a
ROME AMERICAN HOSPITAL S.p.A. (in settlement of creditors' claims)	Rome		39.58	UNICREDIT BANCA S.p.A.	b
SAMEZZANO S.p.A. (in liquidation)	Reggello (FI)		100.00	BANCA DELL'UMBRIA 1462 S.p.A.	b
SAN GIUSTO SEA CENTER S.p.A.	Trieste		94.90	UNICREDIT BANCA S.p.A.	b
SANTA MONICA S.p.A.	Misano (RN)		25.67	BANCA DELL'UMBRIA 1462 S.p.A.	b
SERVIZI VENETI ECOLOGICI S.p.A. (in bankruptcy)	Rovigo		79.66	UNICREDITO GESTIONE CREDITI S.p.A. - BANCA PER LA GESTIONE DEI CREDITI (formerly Mediovenezie Banca S.p.A.)	b
SIATA Soc. Industria Attrezzature Turistiche Alberghiere S.p.A. (in liquidation)	Campobasso		100.00	UNICREDIT BANCA S.p.A.	b
S.I.F.A. SOCIETA' INDUSTRIALE FINANZIARIA S.p.A. (in liquidation)	Reana del Rojale (UD)		37.04	UNICREDITO GESTIONE CREDITI S.p.A. - BANCA PER LA GESTIONE DEI CREDITI (formerly Mediovenezie Banca S.p.A.)	b
SEA SOCIETA' EUROPEA AUTOCARAVAN S.p.A.	Zibido San Giacomo (MI)		100.00	UNICREDIT BANCA S.p.A.	b
SUNTO S.r.l.	Milan		80.00	UNICREDIT BANCA S.p.A.	b
TACANA S.A.	Luxembourg		99.99	UNICREDIT BANCA S.p.A.	b
TEHNIKA DIONICKO DRUSTVO ZA GRADITELJSTVO INZENJERING PROIZVODNJU I TRGOVINU	Zagreb		20.96	ZAGREBACKA BANKA D.D.	a
TGA D.D. STOLAC	Mostar		27.34	ZAGREBACKA BANKA BH D.D.	a
TIESSE TEXTILE SERVICE S.r.l. (in liquidation)	Soave (VR)		100.00	UNICREDIT BANCA S.p.A.	b
TREVITEX S.p.A. (in bankruptcy)	Milan		44.49	UNICREDIT BANCA S.p.A.	b
TURISTINVEST PODUZECE ZA USLUGE POSREDOVANJE KONZALTING I FINANCIJSKI INZENJERING U TURIZMU D.O.O.	Zagreb		99.00	ZAGREBACKA BANKA D.D.	a
V.I.C.I.M.I. S.r.l.	Vicenza		100.00	UNICREDIT BANCA S.p.A.	b
ZIMAR S.p.A.	Perugia		25.00	BANCA DELL'UMBRIA 1462 S.p.A.	b
ZUGLIA S.r.l. (in liquidation)	Vicenza		100.00	UNICREDITO GESTIONE CREDITI S.p.A. - BANCA PER LA GESTIONE DEI CREDITI (formerly Mediovenezie Banca S.p.A.)	b

* This list does not include equity investments already included in Section 3 of the Notes to the Consolidated Accounts (pages 136 - 143).

a. *Ownership title*
b. Pledge

External Auditors' Report

External Auditor's Report

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

AUDITORS' REPORT IN ACCORDANCE WITH ARTICLE 156 OF LAW DECREE N° 58 DATED 24 FEBRUARY 1998

To the shareholders of
UNICREDITO ITALIANO SPA

1 We have audited the consolidated financial statements of UNICREDITO ITALIANO GROUP as of 31 December, 2002. These financial statements are the responsibility of UNICREDITO ITALIANO SPA's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards and criteria recommended by CONSOB, the Italian Commission for listed Companies and the Stock Exchange. Those standards and criteria require that we plan and perform the audit to obtain the necessary assurance about whether the financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors. We believe that our audit provides a reasonable basis for our opinion.

The financial statements of certain subsidiaries, which represent about 16% of consolidated assets and about 24% of its consolidated interest income and similar revenues respectively, have been examined by other auditors who have supplied us with audit opinions thereon. The opinion we express in this report as to the accounts of the above mentioned consolidated companies is also based on audits performed by other auditors.

As required by current regulations and reported in the Notes to the accounts the Company has restated the consolidated accounts of the previous financial year, so as to make the comparison more significant, by taking into account the changes occurred to the scope of consolidation and the effects of extraordinary transactions carried out within the Group's corporate and organisational reorganisation plan. We have not audited said restated consolidated accounts. As far as our opinion on the consolidated accounts as at 31 December 2001, as originally prepared and whose data have been compared to those as at 31 December 2002, is concerned, reference is herewith made to our report dated 28 March 2002.

Sede legale: Milano 20124 Via Vittor Pisani 20 Tel. 0267831 Fax 0266981433 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P. IVA e Reg. Imp. Milano 12979880155 Iscritta all'Albo Consob - Altri uffici: **Ancona** 60123 Via Corridoni 2 Tel. 07136881 - **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 - **Bologna** 40122 Via delle Lame 111 Tel. 051526611 - **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 - **Firenze** 50129 Viale Milton 65 Tel. 0554627100 - **Genova** 16121 Piazza Dante 7 Tel. 01029041 - **Milano** 20122 Corso Europa 2 Tel. 0277851 - **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 - **Padova** 35137 Largo Europa 16 Tel. 0498762677 - **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 - **Parma** 43100 V.le Tanara 20/A Tel. 0521242848 - **Roma** 00154 Largo Fochetti 29 Tel. 06570251 - **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 - **Trento** 38100 Via Manzoni 16 Tel. 0461237004 - **Treviso** 31100 Piazza Crispi 8 Tel. 0422542726 - **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 - **Udine** 33100 Via Marinoni 12 Tel. 043225789 - **Verona** 37122 Corso Porta Nuova 125 Tel. 0458002561

PRICEWATERHOUSECOOPERS

3 In our opinion, the consolidated financial statements present fairly the financial position of the UniCredito Italiano Group as of December 31, 2002, and the results of its operations for the year then ended in accordance with the Italian regulations governing financial statements.

Milan 8 April, 2003

PricewaterhouseCoopers SpA

Signed by : Antonio Taverna
(Partner)

This report has been translated solely for the convenience of international readers.

216

UniCredito Italiano SpA
Report and Accounts 2002



Report on Operations

To our Shareholders:

Following the extraordinary transactions at the beginning of 2000 that gave rise to the operating holding company model, the period just ended was still characterised by intense reorganisation activities for the Parent company and the Group overall. In fact, the implementation of the S3 reorganisation, which is discussed in detail in the consolidated report, primarily involved UniCredito Italiano Spa, especially from a corporate standpoint.

The reorganisation

From a legal and corporate standpoint, the S3 Project was launched with the merger of Banca CRT, Cariverona Banca, Cassamarca, Caritro, CRTrieste, Rolo Banca 1473 and the financial company, Credit Carimonte into UniCredito Italiano Spa, and the simultaneous spin-off of the banking business into UniCredit Banca (formerly Credito Italiano). This was in preparation for the creation of the three banks specialised by customer segment. During this transition, which occurred on 1 July, but, for accounting purposes, will take effect from the beginning of the year, UniCredito changed its capital structure and retained Rolo's Luxembourg branch, interbank and securities positions, equity investments not related to segment bank operations, properties, and, certain liabilities including listed bonds and subordinated debt. For additional information on the transaction, which also led to the launch of the new organisational structure, see subsequent sections of this Report in which the impact on shareholders' equity, equity investments, balance sheet and profit and loss account is discussed in the relevant chapters.

In order to strengthen its position in the multi-channel sector of financial services for affluent customers, in which the Group is represented by Xelion, on 31 December 2002 the OnBanca merger was also finalised. The assets of this company were transferred to Xelion at the beginning of 2003.

The company's operations and operating results

The S3 reorganisation emphasised the Parent Company's role as an operating holding company, the operations of which were closely tied to and in keeping with those of the Group overall. In addition to its duties of Group strategy and administration, UniCredito oversees the Group's treasury function, custodian services, correspondent banking and the foreign branch network. The latter operates to service the Group's banks and in particular its corporate customers, while the Group treasury manages the liquidity positions of the federated (now segment) banks, protects them from financial risks and invests the Group's structural liquidity.

As described in the consolidated report, this operation developed under adverse external conditions due to both low economic growth and negative financial market performance. In this environment, the company generated a profit of €1,398 million compared to €1,089 million for the prior period.

Based on these results, it was proposed at the shareholders' meeting to distribute a dividend per share of € 0.158 for common shares and € 0.173 for savings shares, both of which were 12.1% and 10.9% higher, respectively, over prior year dividends. As a ratio of year-end stock prices, these amounts were 4.15% and 4.95%, respectively, compared to 3.14% and 4.36% in 2001.

Balance Sheet and Profit and Loss Account

Based on the above, the balance sheet and profit and loss account figures as at 31 December 2002 and previous periods are provided below, although these are not directly comparable. The extraordinary transactions in 2002 made comparisons with previous fiscal years largely impossible.

Balance Sheet

Assets

(€ millions)	31.12.2002	31.12.2001	31.12.2000
Cash and deposits with central banks	45	75	40
Due from:			
Customers	13,253	5,353	6,979
Banks	52,352	25,624	36,733
Trading securities	2,540	3,254	3,458
Fixed assets:			
Investment securities	13,874	9,909	9,588
Equity investments	12,147	11,606	10,678
Intangible and tangible fixed assets	1,177	184	195
Other asset items	6,267	4,920	5,067
Total assets	**101,655**	**60,925**	**72,738**

Liabilities and shareholders' equity

(€ millions)	31.12.2002	31.12.2001	31.12.2000
Deposits:			
Due to customers	5,359	4,805	3,439
Securities in issue	20,059	9,095	6,755
Due to banks	51,140	25,686	42,061
Specific reserves	2,545	1,229	940
Other liabilities	3,702	2,727	5,031
Reserve fund for possible loan losses	17	17	17
Subordinated debt	7,775	9,060	6,690
Shareholders' equity:			
Capital and reserves	9,660	7,217	6,593
Net profit for the period	1,398	1,089	1,212
Total liabilities and shareholders' equity	**101,655**	**60,925**	**72,738**

Guarantees and commitments

(€ millions)	31.12.2002	31.12.2001	31.12.2000
Guarantees given	3,520	3,129	2,422
Commitments	4,620	6,442	12,452

Note: The comparison with prior years is affected to varying degrees by the S3 reorganisation.

Profit and Loss Account

(€ millions)	2002	2001	2000
Net interest	1,025	-308	-198
Dividends	2,179	2,346	1,774
Net interest income	**3,204**	**2,038**	**1,576**
Net commissions	664	17	18
Trading profit	87	-77	26
Net non-interest income	**751**	**-60**	**44**
TOTAL REVENUES	**3,955**	**1,978**	**1,620**
Payroll costs	-756	-200	-218
Other administrative expenses	-611	-156	-173
Other net operating income	316	96	160
Writedowns of intangible and tangible fixed assets	-117	-26	-26
Operating expenses	**-1,168**	**-286**	**-257**
OPERATING PROFIT	**2,787**	**1,692**	**1,363**
Provisions for risks and charges	-54	-50	-188
Net writedowns of loans and provisions for guarantees and commitments	- 42	-69	-18
Provisions for possible loan losses	-	-	-17
Net writedowns of financial investments	-628	-178	-19
PROFIT BEFORE EXTRAORDINARY ITEMS AND INCOME TAX	**2,063**	**1,395**	**1,121**
Extraordinary income (charge) – net	196	145	637
Income tax for the year	-861	-451	-546
NET PROFIT FOR THE YEAR	**1,398**	**1,089**	**1,212**

Note

Comparison with prior years is not meaningful for individual entries due to the results (excluding valuations) for the first half of 2002 for companies merged under the S3 reorganisation. *However, net profit is more comparable with the prior year due to the partial offset with lower accrued dividends (the subsidiary UniCredit Banca* includes results for banks merged only for the second half).

However, net profit for 2000, the first year of reporting dividends on an accrual basis for directly owned companies, is not directly comparable since extraordinary items also included dividends collected (restated net profit, as reported in 2001 Accounts, was €789 million).

Extraordinary Transactions during the Period

The S3 Reorganisation

The first phase of the S3 project, which is fully described in the consolidated report, was completed for corporate purposes with the merger of Banca CRT, Cariverona Banca, Cassamarca, Caritro, CRTrieste, Rolo Banca 1473 and Credit Carimonte into UniCredito Italiano Spa, with legal effect as from 1 July 2002 (1 April for Credit Carimonte) and with effect, for accounting purposes, from the beginning of the year. As a result of the merger, UniCredito Italiano increased its capital stock by €564.4 million by issuing 1,128.73 million common shares with a par value of €0.50 each, which were exchanged for shares of absorbed companies held by third parties using the ratios approved some time ago by the respective shareholders' meetings.

The transfer by UniCredito Italiano of the banking division resulting from the merger, to Credito Italiano took effect at the same time as the merger. Credito Italiano increased its capital stock by €4,160 million for this purpose and took the new name of UniCredit Banca. It should be noted that the transfer centred on the assets, liabilities and legal relationships directly or indirectly connected with the management of relationships with corporate, private banking and retail customers, and primarily loans and amounts due to customers as well as subsidiaries whose business contributes directly to that of the segment banks. The purpose is to optimise the quality and depth of the product line as well as operating efficiency. As indicated in the chapter on equity investments, some of these companies are not a result of the merger, but were held directly by UniCredito Italiano. Thus, UniCredito Italiano S.p.A. kept all other assets, liabilities, legal relationships and equity investments transferred by the banks following the merger, including, in particular, the Luxembourg branch of the former Rolo Banca, interbank assets and liabilities positions with other banks, securities, equity interests which do not contribute to the business development of segment banks, and the property portfolio.

Thus, the major changes brought about by the S3 reorganisation affected the financial and organisational structure of the Parent Company. Among other things, this made it possible to achieve the primary objective of establishing a basis for a greater focus on the three customer segments, and to achieve improvements following the rationalisation of treasury and foreign branch operations, equity investment management, and property holdings (in view of their future transfer to specialised companies).

The OnBanca Transaction

Last July, as a part of the Group's growth strategies, and with the main goal of further developing Xelion operations, the Board of Directors of UniCredito Italiano approved the acquisition of a controlling interest in OnBanca, a multi-channel bank owned by the Banca Popolare Commercio & Industria (BPCI) banking group, through a tender offer for 100% of the capital stock at a price of €32 per share for a total of about €83 million. This offer was made in the context of negotiations that led to the signing of a framework agreement between BPCI and Commercial Union Vita Spa (an insurance company which is currently owned as to 49% by UniCredit Banca Spa and 51% by CGNU Holding Italia Spa) which provides for the capitalisation of an insurance joint venture and the purchase of minority interests in "network banks" owned by the BPCI group.

The tender offer, and the resulting merger of OnBanca into Unicredito Italiano, was subject to the issuance of the licenses needed to finalise the above insurance joint venture. However, since it was determined that the conditions for the validity of the agreement entered into between BPCI and Commercial Union Vita would not be met quickly, UniCredit's Board felt it was appropriate to grant independent status to the transaction to acquire 100% of ONBanca.

Thus, at its meeting of 9 October 2002, the Board of Directors voted to proceed with the promotion and settlement of the tender offer, which closed on 6 December, and also moved forward with the merger of OnBanca into UniCredito Italiano in order to complete the process by the end of the year. The merger was approved by UniCredito Italiano's extraordinary shareholders' meeting on 27 November. On that date the Board of Directors voted to transfer to Xelion the division resulting from the merger, consisting primarily of the OnBanca financial consultant network and the assets, liabilities and legal relationships related to OnBanca's customers. Finally, the merger agreement was entered into on 30 December with legal effect on 31 December 2002 and with effect for accounting and tax purposes from the beginning of 2002. The transfer to Xelion was finalised on 2 January 2003. As a result of the merger, UniCredito Italiano increased its capital stock by €8.8 million through the issuance of 17.54 million common shares with a par value of €0.50 each, to be exchanged for 1.95 million OnBanca shares using the 9 to 1 ratio originally approved by the respective shareholders' meetings.

The approved transaction makes it possible to quickly and effectively integrate OnBanca's operations, primarily into Xelion, since the operating and organisational profiles of the two companies are very similar.

The Organisational Structure

The changes in the organisational structure of the UniCredito Group that occurred in 2002 were the result of the rapid evolution of the S3 Project and the need to put all Business Units dedicated to each customer segment in the same Division. This was also done to maximise economies of scale and scope and to ensure excellent business management thereby achieving a greater capacity to propose and implement strategic moves in the specific reference markets, including at the international level.

In this structure, the Parent Company, UniCredito Italiano, has the responsibility of maximising the Group's overall value through the centralised administration of the Group, the planning and strategic direction of the various companies, the management of profit centres under its responsibility, and the efficient provision of common Group services that have not been configured as dedicated companies.

At the same time, the Parent Company is broadening its area of responsibility to include a clearer administration of "intangible" resources such as Group identity, image management and brand co-ordination, and it is strengthening the oversight and administration of significant inter-business processes in the area of risk and operating efficiency.

The main responsibilities and functions of UniCredito Italiano's Divisions and Head Office Departments are described below.

Business Divisions

The Divisions are made up of Business Units that primarily service the needs of a specific customer segment, and they oversee four business areas.

Retail Division

Retail is made up of UniCredit Banca, Clarima, Adalya and Trading Lab. The Division also includes all insurance companies in which UniCredito has a significant equity interest, and which support the distribution of specific products. It also encompasses companies dedicated to integrating production and distribution of mutual funds and other equity investments allocated to UniCredit Banca.

Corporate Division

Corporate is made up of UniCredit Banca d'Impresa, UniCredit Banca Mobiliare, Locat, Banca Mediocredito, UniCredito Gestione Crediti and Uniriscossioni. The Division also includes UniCredit Factoring, Broker Credit, I-Faber and the other subsidiaries allocated to UniCredit Banca d'Impresa. The foreign branches, Correspondent Banking and the Custodian Bank (Global Investor Services) also report to Corporate.

Private Banking and Asset Management Division

The Private Banking and Asset Management Division is made up of UniCredit Private Banking, the sub-holding company Pioneer Global Asset Management and Xelion. The Division also includes foreign subsidiaries specialising in private banking, Cordusio Società Fiduciaria p.a. and other subsidiaries allocated to UniCredit Private Banking.

New Europe Division

The New Europe Division concentrates on the planning and co-ordination of the Group's banks in Central and Eastern Europe. It is in charge of promoting and managing the Retail and Corporate banking operations in these foreign markets with the goal of maximising the Group's value, adjusted for risk-related costs and becoming the leading Banking Group in New Europe. The Division also supports banks in the preparation of strategic and operating plans; in management controls; the implementation of excellent methods, processes and loan management, together with Credits; and the implementation of projects involving organisational changes and the development of information systems.

Head Office Departments

Legal and Corporate Affairs

Legal and Corporate Affairs is responsible for ensuring accurate legal and corporate compliance, reviewing changes in regulations and ensuring standard interpretation at Group level. This unit has the task of identifying the best corporate method for implementing acquisition and Group restructuring projects, the ongoing review of legal changes, the preparation of legal opinions, the drafting of intra-group service contracts and general legal consulting services.

UniCredito Italiano

Organisation Chart post S3



CHAIRMAN
Board of Directors
Executive Committee
Managing Director/CEO
Management Committees
HUMAN RESOURCES
Corporate Identity
Credits
Group Audit
Administration
UPA
Legal and Corporate Affairs
IT and Organisation
USI
Planning and Finance
Retail Division
Corporate Division [1]
Private Banking and Asset Management Division [2]
New Europe Division [1]
Clarima
Adalya [3]
TradingLab [3]
UniCredit Banca
Banca dell'Umbria
Cassa di Risparmio di Carpi
UniCredit Fondi
UniCredit Assicura
CreditRas Vita
CreditRas Pev.za SIM
CreditRas Ass.ni
Commercial Union
Duerre Vita
Rolo Pioneer U.K.
Pioneer Investment Management UK
UniCredit Capital Italia Advisory
Vivacity
Locat
UGC
UniRiscossioni
BMC
UBM
UniCredit Banca d'impresa
UniCredit Factoring
Broker Credit
I-Faber
UniCredit Service Lab
Quercia Funding Srl
Venture Finance
S+R Investimenti e Gestioni SGR
UniCredit International Services
Sviluppo Nord Ovest SGR
Xelion
Pioneer Global
UniCredit Private Banking
Banque Monegasque de Gestion
UniCredit Suisse
Cordusio
Banca Agricola Commerciale di San Marino
UniCredit Consulting SIM
FRT Fiduciaria Risp. Torino SIM
Rolo Pioneer
Bank Pekao
Zagrebačka Banka
Bulbank
UniBanka
UniCredit Romania

(1) Position held by Deputy CEO.
(2) Position held by Deputy CEO effective 1 January 2003.
(3) Transfer of responsibilities to the Retail Division for the two subsidiaries upon the finalisation of corporate transfers (from UBM to UCI for TradingLab ...

Group Audit

Group Audit is responsible for contributing to the protection of Group assets and corporate stability by providing a "reasonable guarantee" that the organisation can achieve its objectives in an efficient manner. The unit is charged with assessing the functionality of internal control systems at Group level, the effectiveness and efficiency of operating processes, and with monitoring the correctness of operations and their compliance with laws, regulations and the Parent Company's plans.

Corporate Identity

Corporate Identity is responsible for formulating and disseminating a strong Group identity through brand co-ordination, the management of public and institutional relations, the management of internal communications in collaboration with Human Resources, and public communications, the development of environmental policy, the preparation of the Social and Environmental Report, the co-ordination of local committees and co-ordination of dealings with the Unidea Foundation.

Credits

This Department is responsible for strategic planning in the area of credit risk management and control, overseeing the assessment of the creditworthiness of major groups, the planning and implementation of excellent processes and tools for the loan approval process, monitoring and recovery, and the management of major loan restructuring.

Administration

Administration, which includes the **Purchasing** and **Accounts**, is responsible for managing the Group's centralised purchasing processes, optimising operating expenses, accounting and tax compliance, reports to regulatory authorities, compliance with respect to the Group's equity investments and the oversight of operating risks. This department includes the Group's centralised production company (UPA).

IT and Organisation

IT and Organisation is responsible for co-ordinating the Group's reorganisation projects, overseeing Group processes with a high degree of inter-business activity, developing Parent Company processes, managing and maintaining property assets and managing physical security at Group level. This department includes the Group's information technology company (USI).

Planning and Finance

Planning and Finance, which includes **Group Finance**, is responsible for the activities of Asset and Liability Management, the management of Group Treasury, and the holding company's planning and control activities. This Department is also responsible for co-ordinating planning at Group level, Investor Relations, Mergers and Acquisitions, the management of market risk, the consolidation of overall risk and the related process of capital allocation.

Human Resources

Human Resources is responsible for supporting the Group's strategic and organisational development and optimising the human capital of the Parent Company and individual entities by providing the capacity to recruit, keep and develop high quality human resources and ensuring the close, consistent management of payroll costs. This department provides the entire Group with an appropriate organisational structure, development and management policies for human resources, the optimal management and development of key employees and individuals with high potential, and the management of industrial relations in Italy and questions of labour law.

Human Resources

Changes in Personnel

As at 31 December 2002, UniCredito Italiano had 1,680 employees, representing an increase of 25 employees over the prior year. This increase was due to the combined effect of the following:

- The decrease of 350 employees who were transferred on 1 July 2002 to UniCredit Banca following the transfer of the Call Centre and Retail, *Corporate and Private Banking areas (which provide marketing and service support to the Italian network) to this bank.*
- The maintenance at the Parent Company of part of the staff coming from the six banks that led to the creation of the Single Bank (Rolo Banca 1473, Banca CRT, Cariverona Banca, Caritro, Cassamarca and CR Trieste), which merged into UniCredito Italiano on 1 July 2002. To be specific:
  - 267 employees, who, at the time of the merger, were seconded to the subsidiary Uniriscossioni S.p.A. and to the Parent Company's *employee logistics centres;*
  - 29 employees of the Luxembourg branch of the former Rolobanca, which was not transferred to UniCredit Banca.
- An actual staff increase of 79 employees.

It should be added that the above increase was accompanied by the creation of 110 new jobs to meet greater needs in staff, co-ordination, planning and communications areas resulting from the ongoing process of reorganising Group banks.

The above result was achieved without interrupting the early retirement of older staff by providing incentives to those entitled to a pension.

For 2002, the average number of staff, determined on the basis of end-of-month figures, was 1,684 employees, of which 157 were part time employees.

Changes in the number and composition of staff by category are provided in the table below.

	31.12.2002		31.12.2001		
	Total	of which: outside Italy	Total	of which: outside Italy	Change overall
Senior managers	168	25	152	17	+ 16
4th and 3rd level Managers	536	85	586	84	- 50
2nd and 1st level Managers	205	-	144	-	+ 61
Remaining staff	771	165	773	144	- 2
Total	**1,680**	**275**	**1,655**	**245**	**+ 25**
of which, part time staff	*104*	-	*200*	-	* *- 96*

* The reduction in part time labour contracts was due to the transfer of the Call Centre to UniCredit Banca, which had a majority of workers hired with this type of arrangement and with a work training contract.

The tables below provide a breakdown of personnel by seniority and age category.

As regards credentials, 30% of the staff of UniCredito Italiano has a university degree (primarily in economics, banking and law). If only Senior Managers and Managers are taken into account, the percentage of those holding a university degree is 45%.

Women represented 34% of total staff.

	31.12.2002		31.12.2001	
COMPOSITION BY SENIORITY	Number	%	Number	%
Up to 10 years	496	29.5%	760	45.9%
From 11 to 20 years	364	21.7%	334	20.2%
From 21 to 30 years	648	38.6%	458	27.7%
Over 30 years	172	10.2%	103	6.2%
Total	**1,680**	**100.0%**	**1,655**	**100.0%**

	31.12.2002		31.12.2001	
COMPOSITION BY AGE	Number	%	Number	%
Up to 30	110	6.5%	282	17.0%
From 31 to 40	434	25.8%	472	28.5%
From 41 to 50	729	43.4%	617	37.3%
Over 50	407	24.2%	284	17.2%
Total	**1,680**	**100.0%**	**1,655**	**100.0%**

The significant reduction in the percentage of staff with seniority up to 10 years and up to 30 years of age is the result of the transfer of the Call Centre from the Parent Company to UniCredit Banca (almost all employees at the Call Centre were recently hired).

Training

This period saw the introduction and widespread use of self-instruction, which assured the involvement of a significant number of employees (1,241), and the launch of a language training programme in keeping with the Group's development abroad. Thus, there was a net increase in training hours from 29,376 in 2001 to 54,440 for the current period.

For further information, see the Consolidated Report.

Group staff shareholding plan

In 2002 our medium-term incentive programme known as "Group Value Enhancement Plan – Action Plan", launched in May 2000, was completed. It is aimed at all staff at the Parent Company and Italian banks and companies controlled by UniCredito Italiano SpA.

Thus, stock options were granted to top management, and free shares were awarded to all employees in the context of a revision of the company bonus plan, and free shares were awarded to middle management in a close relationship with the variable bonus system.

Additional details are provided in the Report on Group Operations in the consolidated report.

Managerial growth

The project "Creating value through the management of young talent and key human resources" was repeated in 2002 with the goal of attracting the best people and keeping high quality employees, thereby optimising intellectual capital.

The project is covered in depth in the Social and Environmental Report for 2002.

Work and environmental safety

During the period, the development of the integrated environmental and security management system was completed at the Parent Company. This is a new way to monitor the processes of overseeing environmental impact and work risks. Its operating efficiency was recognised with the validation of the system, which was certified by the accredited examining agency, Certiquality, *in accordance with international standard ISO 14001 and the European EMAS regulation (EC 761/01).*

In particular, specific environmental programs were determined for the improvement of services for both direct (resulting from the production cycle) and indirect aspects (financial instruments).

Accident prevention and worker protection programs were carried out in accordance with current regulations with a focus on eliminating and/or reducing risks, training officers and planning emergency management procedures.

More information on this topic can be found in the Social and Environmental Report for 2002.

Industrial relationships

In light of the reorganisation, it is more meaningful to cover this subject at the consolidated level.

Main Operating Areas

Foreign Commercial Operations

Branches and Representative Offices Abroad

The mission of the international network has stayed the same. UniCredito Italiano's branches and representative offices provide all types of support to customers of Group banks, primarily to the customers of UniCredit Banca d'Impresa in Italy, but in the future also to customers of banks in New Europe. The customers of our foreign branches also include local companies with interests and affiliates in Italy and New Europe.

This mission does not exclude the participation in transactions in the interest of customers who are not closely connected with the Group provided the return is considered adequate.

In 2002, the number of branches rose from 6 to 7 due to the absorption of the Luxembourg branch (previously a part of Rolo Banca), while the number of representative offices remained unchanged (12).

In 2002 the international network continued to support the activities of Correspondent Banking in accordance with the Group's centralised administration policy.

Correspondent banking activities

The process of optimising correspondent relationships continued with the aim of identifying products and services offered by foreign banks to support the businesses of our customers who are active in investing outside Italy and manufacturing abroad or engaged in import-export transactions.

During the year significant co-operation agreements were entered into with correspondent banks, and particularly with those specialising in emerging markets. This allowed us to offer customers a broader range of solutions to support their cross-border trade, which was reflected in the Group's improved market share of foreign business, primarily with developing countries.

Global Investor Services

Custody and Settlement Activities

In 2002 final steps were taken to centralise and reorganise all the Group's custodian operations in order to save costs and create more competitive conditions.

At the same time, the website, which already allowed banks and institutions to obtain information on a wide range of products in real time, was expanded to offer the possibility to give custody and settlement instructions online.

Corporate Group Treasury & Capital Markets

The Corporate Group Treasury and Capital Markets unit ("Group Treasury") is the only counterpart that deals externally on behalf of segment banks (previously UniCredit Banca and the Federated Banks) and other Group entities in the following capacities:
- Participation in interbank markets and payment system circuits;
- The hedging of interest rate and liquidity risk through the use of derivative and cash instruments;
- The supply of securities for REPO operations with customers.

In 2002 Group Treasury expanded operations over the prior year. Considering maturities under a year traded exclusively over the E-MID circuit, Treasury brokered total volumes of €288.2 billion compared to €218.5 billion in 2001. In terms of market share, these volumes make the Group Treasury a leading operator with a share of about 7% compared to 5.5% for the prior year.

With regard to the overnight segment in particular, the growth trend was confirmed with overall brokered volume of €603 billion compared to €508 billion in 2001. If considered only from the standpoint of loans, these volumes were €325 billion in 2002 compared to €306 billion for the prior year.

On the other hand, in 2002 the volumes assigned to Group Treasury at weekly auctions with fortnightly maturities at the European Central Bank were €50.3 billion confirming the downward trend, which was already seen in 2001 (€78 billion assigned compared to €112 billion in 2000). This performance was largely explained by market factors resulting from the growing efficiency of the euro money market. In fact, the amount awarded resulted in a stronger position for the Treasury in the domestic market with a share of about 32% compared to 30.5% for the prior year. If seen as a percentage of refinancing transactions carried out by the ECB in the entire euro area, the share would instead be 1.6% compared to 1.9% in 2001.

The Treasury units of the foreign branches have also played a fundamental role in the optimisation of the Group's liquidity. Under the direct supervision and responsibility of Group Treasury, these units not only provide support for the branches' commercial activities, but also serve as vehicles to manage the liquidity of UniCredito Italiano. By operating in the various international markets where they are based, the foreign branches are able to generate significant deposits through the direct money market and the issuance of certificates of deposit. Using the latter, the Group can reap obvious benefits in terms of lowering its cost of funding.

Loans to Customers

Loans to Customers

Loans to customers totalled €13,253 million, or about 13% of assets, and were attributable primarily to the operations of foreign branches and the treasury. However, the amount reported is not directly comparable to that of the prior year, over which there was an increase of €7,900 million. This increase was largely the result of the S3 reorganisation and was due, on the one hand, to loans of merged banks that were not transferred to UniCredit Banca (in particular, the loans of the Luxembourg branch), and on the other hand, to the centralisation in the Treasury of all lines of credit to the Group's non-banking companies, and in particular, Locat and UniCredit Factoring, which previously also obtained loans from the main merged banks. In this context, Locat obtained an additional multi-year loan of one billion euros to support plans for the development of its leasing business.

(€ millions)	Amount as at 31.12.2002	Amount as at 31.12.2001	Change amount	Change 2002/2001
Performing loans	12,582	5,316	+ 7,266	+136.7%
Non-performing loans	23	37	- 14	- 37.8%
REPO transactions	648		+ 648	
Total loans to customers	**13,253**	**5,353**	**+ 7,900**	**+147.6%**
of which: - units operating in Italy	*9,893*	*2,415*	*+ 7,478*	*+309.6%*
- units operating abroad	*3,360*	*2,938*	*+ 422*	*+14.4%*

The increase over the twelve-month period was also accentuated by the low starting point, which was 23.3% lower than at the end of December 2000, due primarily to revisions in the exposure of foreign branches and the reduced utilisation of treasury lines of credit by Group companies. However, growth in loans to customers was adversely affected by dollar-euro exchange rates (down by 16% between December 2001 and 2002), which had a negative effect on the performance of foreign branches. On an equivalent basis (including the Luxembourg branch in December 2001), the loans of the foreign branches would have been down by 44%. However, this was due in large part to the significant reduction in the loans of the Luxembourg branch.

Bad and doubtful debts

Asset Quality

The book value of total bad and doubtful debts to customers, which were concentrated primarily in foreign branches, was €146 million, which was up by €16 million over the prior year. In addition to this amount, there were loans to banks in high risk countries of €34 million compared to €32 million at the end of 2001.
The change in doubtful loans to customers was due to the increase in watchlist items, which, however, was largely offset by the reduction in other categories.

(€ millions)	Amounts as at 31.12.2002	Amounts as at 31.12.2001	Change amount	Change 2002/2001
Non-performing loans	23	37	- 14	-37.8%
Doubtful loans	85	29	+ 56	+193.1%
Restructured loans	2	21	- 19	-90.5%
Loans to countries at risk	36	43	- 7	-16.3%
Total bad and doubtful debts - customers	**146**	**130**	**+ 16**	**+12.3%**
Performing loans	13,107	5,223	+ 7,884	+150.9%
Total loans to customers	**13,253**	**5,353**	**+ 7,900**	**+147.6%**
Other bad and doubtful debts:				
Loans to high risk countries – banks	33	32	+ 1	+3.1%
Others – banks	1	-	+ 1	-

More specifically, non-performing loans were down by €14 million due to collections and writedowns during the period which more than compensated new non-performing loans for the year. The opposite was true of doubtful loans (up by €56 million), while the near elimination of restructured loans was largely the result of the transfer of the loan to Immocri (€35 million, gross) to UniCredit Banca as a part of the S3 reorganisation. However, despite the near balance of additions and subtractions, the reduction in loans to high risk countries was the result of the depreciation of the dollar against the euro. For further details on changes in doubtful loans, see the Notes to the Accounts.

Taking into account the significant increase in performing loans, total bad and doubtful debts as a percentage of total loans to customers was 2.12% at face value and 1.10% at book value, which was less than half the levels at the beginning of the year of 4.55% and 2.43%, respectively.

Country Risk

The table below provides the face value, writedowns and book value for all unsecured loans to high risk countries (customers and banks) with respect to each country concerned.

CUSTOMERS AND BANKS	**31.12.2002**			**31.12.2001**		
(€ millions)	**Face value**	**Writedowns**	**Book value**	**Face value**	**Writedowns**	**Book value**
Russian Federation	23	5	18	42	10	32
Brazil	18	2	16	17	3	14
Panama	13	2	11	-	-	-
Egypt	8	1	7	11	2	9
Romania	7	1	6	-	-	-
Algeria	5	1	4	4	1	3
Former Yugoslavian countries	4	3	1	4	3	1
Indonesia	3	1	2	5	2	3
North Korea	-	-	-	8	5	3
Other	5	1	4	25	15	10
Total (1)	**86**	**17**	**69**	**116**	**41**	**75**
of which - Loans to customers	*45*	*9*	*36*	*64*	*21*	*43*
- Loans to banks	*41*	*8*	*33*	*52*	*20*	*32*

(1) Loans subject to writedowns were €75 million at the end of 2002 and €111 million at the end of 2001.

The face value of these loans dropped to €86 million, down by €30 million from the prior year (down by 25.8%) due to the depreciation of the dollar and reductions from transfers to non-performing loans (€30 million related primarily to exposure to Cuba, North Korea and Liberia) and the repayment of loans to the Russian Federation, which were partly offset by loans to Panama resulting from the merger, and to Romania.

The latter loans were from the subsidiary UniCredit Romania. On the other hand, writedowns were down disproportionately (down by 58%) due to several factors such as a higher percentage of commercial loans (which are written off only at 15% of a weighted amount), the reduction in the writedown rate for the Russian Federation from 25 to 20%, and a more favourable composition by country, with a higher percentage of those countries with a lower writedown rate. Thus, book value was €69 million compared to €75 million at the end of 2001.

For the sake of completeness, below are details of unguaranteed securities (which were issued by entities domiciled in high risk countries, and were included in investment and trading securities at the end of 2002) compared with the situation at the end of 2001. It should be noted that the inventory of these securities was incorporated entirely in investment securities.

UNGUARANTEED SECURITIES ISSUED BY RESIDENTS OF HIGH RISK COUNTRIES (€ millions)	Amounts as at 31.12.2002			Amounts as at 31.12.2001		
	Face value	Writedowns	Book value	Face value	Writedowns	Book value
Russian Federation	46	8	38	55	22	33
Brazil	22	7	15	30	7	23
Sri Lanka	14	-	14	17	-	17
Ecuador	5	3	2	6	3	3
Panama	4	1	3	5	1	4
Argentina	4	3	1	4	3	1
Other	10	1	9	12	1	11
Total	**105**	**23**	**82**	**129**	**37**	**92**

During the period there was a reduction in the face value of the securities in question from €129 million at the end of 2001 to €105 million at the end of 2002 due primarily to the redemption of Brazilian securities and the depreciation of the dollar against the euro. On the other hand, the reduction in book value (from €92 to 82 million over the year) was disproportionately low due to the reduction in the writedown rate for Russia, which contributed to a net write-back of €5 million in the investment securities portfolio of the foreign branches.

Finally, with regard to **non-cash credits** provided to customers and banks with residence in high risk countries, as at 31 December 2002, the balance of guarantees was €78 million compared to €82 million at the end of 2001. On the other hand, the amount subject to writedown (determined by applying a weighting of 15% to commercial transactions) was €16 million (€1.8 million for Argentina) with writedowns of €4 million (€1.5 million for Argentina).

Customer Deposits

Deposits from customers and securities in issue rose to €25,418 million with an increase of €11,500 million over the end of 2001 due to the S3 reorganisation. Foreign branches accounted for approximately 75% of this total, and units operating in Italy the remaining 25%. Two-thirds of the latter figure were made up of bonds.

More specifically, amounts due to customers were €5,359 million, representing a small change from the prior year (€4,805 million), while securities in issue were over €20,000 million compared to €9,095 million at the end of 2001. The increase in securities was nearly equal to the amount of certificates of deposit of the Luxembourg branch which was absorbed with the S3 reorganisation, while additional certificates of deposit issued by the foreign branches as a part of integrated liquidity management offset the reduction in the stock of outstanding bonds. The latter figure declined by €910 million as a result of redemptions of €580 million and cancellations of €440 million as a part of the merger. These were partially offset by €110 million in securities issued by absorbed banks and not transferred to UniCredit Banca since they are listed.

(€ millions)	Amounts as at 31.12.2002	Amounts as at 31.12.2001	change amount	change 2002/2001
Due to customers	5,359	4,805	+ 554	+11.5%
Securities in issue	20,059	9,095	+ 10,964	+120.5%
Total deposits from customers and securities in issue	**25,418**	**13,900**	**+ 11,518**	**+82.9%**
of which: - units operating in Italy	*6,594*	*6,360*	*+ 234*	*+3.7%*
- units operating abroad	*18,824*	*7,540*	*+ 11,284*	*+149.7%*

Further Details of Deposits

As can be seen from the tables in sections 6 and 11 of the Notes to the Accounts, as at 31 December 2002 customer deposits (as was the case at the end of the prior year) consisted almost entirely of current accounts, while the share of certificates of deposits included in securities in issue rose from 43% to 79%. In the breakdown by currencies, the euro as a percentage of total deposits (customer deposits and securities in issue) remained at the year-end 2001 level (54%).

On the other hand, 65% of customer deposits and securities were from residents of other countries of the European Union (37% for customer deposits and 72% for securities), while the percentage represented by residents of Italy was 28% (39% for customer deposits and 25% for securities). The percentage for other countries was 7% (24% for customer deposits and 3% for securities).

Finally, with respect to the remaining maturity of transactions, about 87% of amounts due to customers and 84% of certificates of deposit have maturities of up to 3 months, while 78% of bonds are at floating rates with maturities over one year. The overall percentage of maturities up to 3 months was 71%, while the percentage of maturities over one year was 17% (12% from 3 months to one year).

Securities Portfolio and Interbank Position

Structural Liquidity

The changes in UniCredito's balance sheet following the S3 reorganisation generated a significant increase in structural liquidity totalling about €10 billion, which was partially absorbed during the second half of the year as a result of an increase in loans to customers (of about €3.6 billion over the post-merger and transfer position) and small changes in other balance sheet items. Thus, compared to 31 December 2001, there was an increase in the securities portfolio and interbank balance of about €4.5 billion, largely due to the increase in customer deposits and securities in issue (up by €11.5 billion) which was greater than the increase in loans to customers (up by €7.9 billion).

Securities Portfolio

The securities portfolio totalled € 16,414 million, which was € 3,251 million over the comparable figure at year-end 2001 as a result of the increase in investment securities, which was partially offset by the reduction in trading securities. The €3,965 million increase in investment securities, which came primarily from the portfolios of absorbed companies (and in particular the Luxembourg branch which had a balance of €3,335 million at the end of 2002), while the reduction in trading securities was due to maturities during the period, which were only partially offset by new issues, and normal trading activities.

See the details provided in the Notes to the Accounts, Part A) – Section 1 ("Description of valuation criteria") and Part B) – Section 2 ("Securities") for the criteria used for the valuation of securities and for classifying items as investment or trading securities.

SECURITIES PORTFOLIO	**Amounts as at**		**Change**	
(€ millions)	**31.12.2002**	**31.12.2001**	**amount**	**2002/2001**
Investment securities	13,874	9,909	+ 3,965	+40.0%
Trading securities	2,540	3,254	- 714	-21.9%
- Debt securities	*2,269*	*2,983*	*- 714*	*-23.9%*
- Equity securities	*271*	*271*	-	
Total investment and trading securities	**16,414**	**13,163**	**+ 3,251**	**+24.7%**
of which:- Units operating in Italy	*12,362*	*12,693*	*- 331*	*-2.6%*
- Units operating abroad	*4,052*	*470*	*+ 3,582*	..

Portfolio Composition

The portfolio of investment securities (€13,874 million) consisted of government securities (€3,754 million), other debt securities (€9,976 million) and equities (€144 million). Other securities included securities of Group companies (€6,597 million), securities resulting from securitisation transactions of about €461 million and €173 million from restructured credit lines.

As at 31 December 2002, trading securities totalled €2,540 million (down by €714 million over the year), and, in the area of debt securities, consisted of government securities totalling about €1,091 million (€1,561 million at the end of 2001) and other securities totalling €1,178 million (€1,422 at the end of the prior year) including securities resulting from securitisation transactions of €347 million.

Taking into account hedging contracts, as at 31 December 2002, the floating rate component was 94.7% for investment securities (96.2% at the end of the prior year) and 31.8% for trading debt securities (compared to 15.8% in December 2001), and 86% for total investment and trading debt securities (77.5% a year earlier).

Interbank Position

Higher liquidity over the prior year was also reflected in an increase in the interbank balance, but to a lesser extent than that for the securities portfolio. The net interbank position, which was practically zero as at 31 December 2001, showed a positive balance of €1,212 million at the end of the period. However, the limited change in the net interbank position was also the result of a considerable increase in loans to banks (up by €26.7 billion over the year) and in the corresponding amount due to banks (up by €25.4 billion).

INTERBANK POSITION (€ millions)	Amounts as at		change	
	31.12.2002	31.12.2001	amount	2002/2001
Loans to banks	**52,352**	**25,624**	**+ 26,728**	**+104.3%**
Units operating in Italy	49,542	23,429	+ 26,113	+111.5%
Units operating abroad	2,810	2,195	+ 615	+28.0%
Due to banks	**51,140**	**25,686**	**+ 25,454**	**+99.1%**
Units operating in Italy	45,270	22,222	+ 23,048	+103.7%
Units operating abroad	5,870	3,464	+ 2,406	+69.5%
Net interbank position	**1,212**	**-62**	**+ 1,274**	
of which: - Units operating in Italy	*4,272*	*1,207*	*+ 3,065*	
- Units operating abroad	*-3,060*	*-1,269*	*- 1,791*	

The near doubling of interbank positions over the year should be seen in the context of the Group Treasury function performed by UniCredito Italiano as a part of the spin-off of the operations of the three segment banks. In fact, starting from a pre-spin-off equilibrium position at UniCredit Banca, and given the financial characteristics of customers of the individual segments, the Corporate Bank (UniCredit Banca d'Impresa) had funding needs of about €19 billion, which were financed by the Parent Company, compared to a corresponding surplus in deposits over loans in the Private Banking and Retail banks, which was placed with the Parent Company. This operating structure was already in place at the end of 2002 for UniCredit Banca, and makes it possible to report the relationships subject to the spin-off (which were specified in the agreement entered into on 27 December) with effect from 1 January 2003.

Thus, these changes are reflected in the changed level of dealings with Group banks with asset increases of about €25,500 million over the year (from €20,880 to 46,381 million) and liability increases of about €25,360 million (from €10,246 to 35,604 million).

Finally, it should be noted that in the context of integrated liquidity management, the "traditional" breakdown between units operating in Italy and abroad shown in the table is only indicative of the ways these channels are used in liquidity management.

Equity Investments

As at 31 December 2002, equity investments totalled €12,147 billion, with an increase of €541 million over 31 December 2001.

EQUITY INVESTMENTS (€ millions)	Amounts as at		change	
	31.12.2002	31.12.2001	amount	2002/2001
Equity investments	1,885	1,756	+ 129	+7.3%
Equity investments in Group companies	10,262	9,850	+ 412	+4.2%
Totale equity investments	**12,147**	**11,606**	**+ 541**	**+4.7%**

The change from the prior year was due to the following factors:
- An increase of €358 million in the portfolio due to the S3 transaction, taking into account equity investments received with the merger, net of those transferred, and entries for equity investments in companies subject to the merger and transfer;
- Acquisitions and corporate transactions in New Europe, net of sales, for a total of €483 million (over €650 million net of exchange rate effects);
- Other transactions totalling €305 million;
- Net writedowns of €605 million.

In addition, in the context of the implementation of the Group's strategy, certain transactions (in particular, the acquisition of Momentum) were finalised by subsidiaries and discussed in the consolidated report.

S3 reorganisation

The completion of the S3 reorganisation resulted in an increase in the company's equity investments of €358 million. Equity investments received as a part of the merger, including the largest ones – Banca Mediocredito and UGC Banca (formerly Mediovenezie) – had a positive impact of €3,027 million on this change. Some of these, for a total of €691 million, were simultaneously transferred to UniCredit Banca together with equity investments that were previously directly held by UniCredito Italiano S.p.A. for a total of €253 million. The most significant of the latter were UniCredit Fondi, CreditRas Vita, Commercial Union Vita, UniCredit Factoring, Cordusio Fiduciaria, UniCredit Suisse (Bank) and Banque Monegasque de Gestion.

Finally, the overall impact of the S3 reorganisation incorporated entries related to the merger (cancellation of equity investments as a balancing entry to shareholders' equity of €5,886 million) and the transfer (charge for the equity investment corresponding to the net value transferred of €4,160 million).

Developments in New Europe

As part of its growth strategy in the New Europe countries, the Group, which already had a presence in Poland, Bulgaria and Slovakia, expanded its presence in Croatia by acquiring control of the country's largest bank and ventured into the Romanian and Turkish markets. Negotiations for the acquisition of Zivnostenka Banka (Czech Republic) were finalised at the beginning of 2003.

Croatia

In March the tender and share exchange offer launched by UniCredito Italiano and Allianz to acquire 100% of the capital of Zagrebacka Banka was concluded successfully with the delivery of securities totalling 60.06% of capital with voting rights (UniCredito Italiano share: 56.29%, Allianz share: 3.77%), which, together with shares already held brought the equity interest to 80.02% (UniCredito Italiano share: 66.28%, Allianz share: 13.74%). A portion of the shares acquired (48.05%) was settled through a share exchange (on the basis of a ratio of 61.32 UniCredito Italiano shares for 1 ZaBa share) by issuing 84,670,661 new UniCredito Italiano shares, and the remainder (8.24%) was settled by making a payment of about 481 million Croatian kunas (US$ 56.5 million, corresponding to US$ 238.59 per share) to those who agreed to the transaction.

Following the finalisation of the tender and share exchange offer, UniCredito Italiano (in an agreement with Allianz, and in accordance with current Croatian take-over regulations) launched a mandatory cash offer for shares that were not transferred during the tender and share exchange offer (19.98% of capital with voting rights at a unit price of 2,011.38 Croatian kunas, equal to US$ 238.57, which was in line with the value offered during the tender and share exchange offer); at the same time UniCredito Italiano also launched a voluntary purchase offer for 100% of the preferred stock of ZaBa (11,325 shares without voting rights, equal to 0.39% of capital stock) at a unit price of HRK 1,300. Following the above transactions, which were concluded in April, shares corresponding to 16.19% of capital with voting rights were contributed in addition to 4,198 preferred shares with a total outlay of about 941 million Croatian kunas. Following these transactions, UniCredito Italiano's stake in Zagrebacka Banka rose to 82.47% of capital with voting rights (82.29% of all capital stock). In September, a 0.31% stake of Zagrebacka Banka's common stock was sold to Simest SpA (to which a 2.5% stake in Bulbank was also sold in 2001) with an outlay of €2.5 million and a capital gain of €600,000. Thus, at the end of 2002 UniCredito Italiano's stake in Zagrebacka Banka was 82.16% of capital with voting rights.

At the end of April, UniCredito Italiano and DAB (the Croatian state agency for the reform of the banking system) sold their respective stakes in the capital of Splitska Banka (equal to 62.59% and 25% respectively) to Bank Austria AG at a total price for our stake of €94.4 million, generating a capital gain of about €34 million. The divestiture of the stake held in the above Croatian bank was the precondition set by the Croatian Antitrust Authority to the issuance of the authorisation to acquire a controlling interest in Zagrebacka Banka.

Romania

In February 2002 UniCredito Italiano reached an agreement with the Savings Deposit Insurance Fund, the Turkish government fund that administers banks in temporary receivership, to acquire a controlling interest (82.5%) in the Romanian bank, Demirbank S.A. (which later changed its name to UniCredit Romania SA), and a significant stake (36.33%) in the capital of Demir Romlease S.A. in order to meet the needs of the Group's corporate customers. The transactions were finalised on 17 June 2002 and involved a total outlay of US$ 23.4 million. In December UniCredit increased its stake in the Romanian bank by acquiring a further 17.34% of capital from three Romanian investment funds for a total price of US$ 3.7 million. After the Group's investment, UniCredit Romania launched a development plan for retail operations and expanded the network by opening three new bank branches in December bringing total branches to fourteen. The subsidiary's goal is to become one of the five largest Romanian banks by the end of 2005.

Turkey

In October UniCredito Italiano acquired 50% of Koç Finansal Hizmetler A.S. from the Koç Group, the leading Turkish industrial group. The former is a holding company that owns companies operating in the banking and financial sectors. This transaction allows UniCredito Italiano, in partnership with a highly respected partner, to enter a country with significant market share and growth potential, and ambitions to join the EU.

The outlay incurred currently totals US$ 240 million, but this amount may be adjusted, depending on the due diligence being performed. In addition, the above payment could be supplemented by a possible additional deferred outlay, which would be owed to the counterparty only if significant return objectives are achieved on the investment in Koç.

Slovakia

Again in October, in order to provide the subsidiary Unibanka with the capital necessary to accelerate the bank's development, a SKK 750 million capital increase was launched. UniCredito Italiano subscribed its due share and a portion of the remaining amount, thereby increasing its stake from 74.6% to 76.3%.

Other transactions with Group companies

Banca Mediocredito Spa

During the period, UniCredito Italiano continued purchasing shares of the subsidiary Banca Mediocredito held by minority shareholders in order to achieve total ownership of the bank and to more efficiently carry out the business project that would make the subsidiary the Group's medium-term bank. Thus, the stake held rose from 74.09% to 92.23% with a total outlay of about €62 million.

Clarima Spa

Clarima, which is already fully operational in the credit card sector, became a multi-channel bank targeting households effective 1 September 2002, thereby increasing the range of products made available to customers. In order to support the growth of corporate operations and fund investments in infrastructure, human resources, marketing and promotional activities and business development in several channels, the subsidiary's board approved an increase in capital stock from €25.8 million to €51.6 million, which was fully subscribed by UniCredito Italiano.

Vivacity Spa

Pursuant to a framework agreement on the development of co-branded portals, which was entered into by UniCredito Italiano, Kataweb and L'Espresso Publishing Group, on 15 April 2002 the subsidiary Vivacity acquired from Kataweb the division involved in the organisation of assets and individuals needed to manage the group's portal, vivacity.it.

Also in accordance with these agreements, Kataweb invested in the capital stock of Vivacity with a stake of 10% leaving UniCredito Italiano with a controlling interest of 90%.

UniCredit Service Lab

As part of the initiatives designed to develop the Corporate market, the Group implemented a project called "e-outsourcing." Its purpose is to widen the range of services to corporate customers by offering non-financial services aimed at improving the efficiency of the customers' corporate processes. In this context, UniCredit ServiceLab was established. In order to enable customers to acquire electric power on the free market as one of its energy management services, the Parent Company, in support of the ServiceLab's commercial product line, also established the company UniCredit Energia Scarl with capital stock of €10,000, 96% of which was subscribed, the remaining 4% being subscribed in equal amounts by CIFE Srl and ZAPET Srl. The Consortium, which will be classified as a "qualified customer" as specified in the regulations governing the electricity market in Italy, is open to all companies interested in purchasing electric power on the free market.

Unicredit Audit Spa

In December a new company called UniCredit Audit S.p.A. was established with capital of €100,000, which is wholly owned by UniCredito Italiano. Its corporate purpose is to perform internal audits in order to identify abnormal trends, violations of procedures and regulations, and to assess the functionality of internal control systems. The company, which will gradually centralise audit functions for companies in the UniCredito Italiano Group, accepted the appointment, effective 1 January 2003, to conduct internal audits for the three segment banks: UniCredit Banca Spa, UniCredit Private Banking Spa and UniCredit Banca d'Impresa Spa.

UnImmobiliare

At its meeting of 17 October, UniCredito Italiano's Board of Directors decided to launch a project to reorganise the Group's property holdings by centralising strategic and non-strategic functional properties in two newly established companies provisionally called Unimmobiliare Alfa Srl and Unimmobiliare Beta Srl, both of which have capital stock of €100,000 controlled by UniCredito Italiano.

Other Corporate Transactions

Edipower

After favourably assessing profit potential, in March 2002 UniCredito Italiano acquired a 10% stake in the newly established company, Edipower S.p.A. (Edison SpA 40%; AEM Milano 13.4%; AEM Torino 13.3%; ATEL 13.3%; Interbanca and Royal Bank of Scotland each with 5%). This company was the highest bidder in competitive bidding to acquire Eurogen S.p.A., the second largest electric power producer in Italy, which was put up for sale by ENEL as part of the deregulation of the Italian electricity market. Among other things, the agreements executed with the business partners provide provisions to protect our investment. This venture involved an investment of about €100 million.

Borsa and Monte Titoli

In July the Group accepted the offer of Borsa Italiana S.p.A. aimed at shareholders of Monte Titoli to acquire all the shares held by them. With respect to the various methods of accepting the offer, the finalisation of the transaction in December generated proceeds for the Group (with an 11.93% stake in Monte Titoli) totalling €10.8 million with a capital gain of €7.3 million, and the transfer of the remaining 7.76% stake by UniCredit and UBM (with a further capital gain of €8.5 million) towards an appropriate increase in the capital of Borsa Italiana S.p.A. through a subscription of 341,214 new shares. Thus, the Group's stake in Borsa Italiana rose to 8.57% and, again in December, a further stake (3.33% with an outlay of €32.4 million) was acquired bringing its total stake to 11.90%.

Olimpia

The 10% stake held in Olimpia, equal to an investment of €520 million, did not change during the period and was maintained at historical cost. In fact, the agreements executed with the Pirelli group specify provisions to protect the investment made by financing shareholders. In particular, under certain conditions shareholders have the right to sell their respective stakes to the Pirelli group at a price (taking into account any dividends received) equal to or greater than the investment cost. Moreover, recent transactions affecting the group did not change these conditions.

Divestitures

The divestiture of non-strategic minority interests continued. In particular, stakes held in the following companies were sold: Immocri (45.3%), Cedel International (0.50%), Aeroporto V. Catullo (4%), Ente Autonomo Fiere di Verona (22.16%), Mediocredito Fondiario Centroitalia (5.09%), Autostrada del Brennero (2.41%) and Finecogroup (formerly Bipop-Carire, partial sale). These sales generated overall proceeds of approximately €85 million and a net capital gain of about €37 million (taking into account the use of funds set aside for Immocri of €6.5 million).

Writedowns and write-backs

An assessment of equity investments held showed writedowns, net of write-backs, of €605 million (writedowns of €621 million and write-backs of €16 million).

Of the equity investments written down, the most significant adjustments were for:

- Xelion (€53 million) and Clarima (€35 million) to conservatively adjust book value to net equity;
- Commerzbank (€89 million) in order to adjust book value to market value (average for the second half of the year) taking into account that the volatility of the subsidiary's results during the period dictated the use of especially rigorous procedures; and Consortium (€15 million) to align book value to pro-rata net equity, which was reduced following the negative result substantially due to writedowns of trading securities;
- Kataweb (€133 million), taking into account the market situation where no improvements are anticipated, and expectations were not met. Despite the existence of agreements executed with the Espresso Publishing Group that provide certain protections for UniCredito Italiano's initial investment, this writedown, which is nearly equal to the entire value of the subsidiary, reflects the write-off of capital following the losses generated;

• Pioneer Global Asset Management (€260 million). This writedown follows the series of writedowns carried out for the statutory accounts of the subsidiaries, starting with the writedown made by Pioneer Inc. of Boston. This adjustment takes into account the fair value appraisal of goodwill paid for in the acquisition of the Pioneer USA Group, which, in accordance with American accounting standards, was the subject of a specific appraisal by specialised appraisers again this year.

Write-backs included that for UGC Banca (formerly Mediovenezie) totalling €14.6 million, taking into account that the pro-rata net equity greatly exceeds the book value of the subsidiary, thereby making it possible to reverse the write-down originally made by *Cariverona, the reasons for which were no longer applicable due to the changed operations of* UGC Banca.

Transactions with Subsidiaries

With regard to transactions with subsidiaries, the table below indicates the assets, liabilities, guarantees and commitments outstanding as at 31 December 2002, broken down by direct and indirect subsidiaries and those companies subject to significant influence pursuant to paragraph 1 of Article 19 of Legislative Decree 87/92.

(€ millions)	Assets	Liabilities	Guarantees and Commitments
Subsidiaries	63,557	42,441	2,722
Companies subject to significant influence	75	43	3

The notes to accounts (Part B, Section 3) provide details on existing transactions at the end of the period with subsidiaries and those companies subject to significant influence, as well as the expenses incurred and revenues generated from all transactions completed.

Performance of Group Subsidiaries

A summary of the operating performance of the main subsidiaries in the various areas of the Group's operations is provided in the Report to Consolidated Accounts, which should be reviewed for further information.

Shareholders' Equity, Subordinated Debt and Capital Ratios

Shareholders' Equity

As at 31 December 2002 shareholders' equity was €11,058 million compared to €8,306 million at the end of the prior period. The rise was largely due to increases connected with extraordinary transactions *and* net profit for the year, which was partially offset by the distribution of dividends for 2001.

(€ millions)

Shareholders' equity as at 31.12.2001	**8,306**
Increases:	
Net profit for the year	1,398
S3 transaction	1,793
Zagrebacka acquisition	234
Absorption of ONBanca	57
Decreases:	
Dividends distributed	724
Allocation to donation fund	7
Shareholders' equity as at 31.12.2002	**11,058**

For further details on changes in shareholders' equity see the Notes to the Accounts (Part B, Section 8).

Subordinated Debt

In order to finance the Group's growth while maintaining high levels of capital, a US$500 million, 10-year subordinated bond (Upper Tier 2) was issued during the first half of the year.

On the other hand, on 31 July, two subordinated bonds were retired for a total of €1,490 million. These bonds were originally fully subscribed by the merged banks as part of the S3 transaction, and thus there was no effect at the consolidated level.

Taking into account other redemptions and discounting the negative effect of exchange rates on transactions denominated in dollars, subordinated debt fell to €7,775 million from €9,060 at the end of 2001.

Finally, bearing in mind the remaining maturity of outstanding loans, the eligible amount for the purposes of the determination of capital for regulatory purposes was €6,556 million (of which €969 million was Tier 1 capital) compared to €8,010 million at year end 2001.

Capital for Regulatory Purposes and Ratios

Thus, capital for regulatory purposes was €16,053 million, of which €10,734 million was Tier 1 capital, compared to €14,609 million as at 31 December 2001.

Taking into account that credit-risk-weighted assets were about €43 billion, the related capital ratio was over 37%, which is not very meaningful despite the sharp increase in weighted assets posted in 2001.

RISK ASSETS (€ millions)	31.12.2002		31.12.2001	
	Weighted Amount	Composition %	Weighted Amount	Composition %
Balance sheet items				
Cash and collateralised loans	41	0.1%	1	..
Loans to the public sector, central banks and multilateral banks	102	0.2%	332	1.1%
Other loans to banks or investment companies	10,162	23.6%	5,596	19.1%
Other loans to individual customers:				
- Mortgage loans secured by homes	-	-	-	-
- Other loans	13,245	30.8%	6,841	23.3%
Equity investments weighted at 200%	35	0.1%	291	1.0%
Stock, equity investments, subordinated assets and other assets	16,659	38.8%	13,469	45.9%
TOTAL CASH-RELATED ASSETS	**40,244**	**93.6%**	**26,530**	**90.4%**
Off-balance sheet items				
Guarantees given, commitments and derivative contracts	2,908	6.8%	2,992	10.2%
less: Doubtful outcomes and capital losses	*-176*	*-0.4%*	*-164*	*-0.6%*
TOTAL RISK ASSETS	**42,976**	**100.0%**	**29,358**	**100.0%**

Due to the Parent Company's capital structure, "Rule 1" on the transformation of maturities has a greater relevance. Using this rule, the surplus available for equity and property investments, which is the difference between capital for regulatory purposes and the total of equity investments and property, totalled approximately €2,750 million at the end of the period.

Risk Management

In 2002 UniCredito Italiano continued its efforts to measure, control and manage the various types of risk: credit, market, operating, rate, foreign exchange and liquidity risk.

With the creation of the new organisational structure, risk management duties have been partially reallocated among the holding company's administrative and control departments. To be specific, credit risk is managed by the Credit Strategies and Policies unit (Credits), operating risk by the Operational Risk Management unit (Administration), and market, interest rate, exchange rate and liquidity risk by the Capital Allocation and Risk Management unit (Planning and Finance), which also aggregates all risk categories in order to measure the Group's overall exposure for the purposes of capital management.

Measuring and Managing Credit Risk

The management of credit risk, defined as the likelihood that the credit standing of a counterparty will deteriorate, is carried out by Credits in accordance with the principle of a clear separation between lending and credit analysis functions.

For some time the foreign branches have used internal credit risk assessment systems that meet the requirements of the Regulatory Authorities in the various countries where they operate. Furthermore, an opportunity was identified to streamline this area by also equipping foreign branches with local rating systems that are not only able to accurately and rigorously measure credit risk (through an estimate of the probability of default – PD), but are also connected to the system used by the Group's Italian banks.

The models used comprise four modules. In the first module, the probability of default of the counterparty is determined on the basis of its accounts. The other three modules adjust this probability based on the results of a qualitative analysis, on the risk that a country will prevent payments in foreign currency (transfer risk) and on the existence of eligible personal guarantees.

Country risk is managed by determining "maximum operating levels of risk" of a commercial and financial nature, that can be assumed by companies in the UniCredito Italiano Group with respect to banks, government entities, financial institutions and companies residing in or related to a country.

The method for analysing the risk profile of a specific country was implemented, and is based on quantitative criteria. The method, which takes the form of a "scoring" model (Country Credit Scoring Model – CSP), summarises and analyses, on the basis of standard criteria applicable to all countries considered to be at risk, the main macroeconomic indicators for the country under consideration, the political situation and management of the economy, ratings assigned by international agencies and national bank examiners (Banca d'Italia, SACE), and the market perception of risk (changes in yields on government or similar securities).

The main objective of the model is to identify the maximum overall potential risk that the UniCredito Italiano Group may assume with respect to each individual country, within which the maximum operating levels of risk noted above are subsequently approved.

In addition to determining the potential maximum risk level, which is defined as the "maximum theoretical ceiling of assumable risk," the CSP model also makes it possible to constantly monitor the degree of a country's solvency and to make projections on risk trends, including over the medium and long term.

All elements that contribute to the development of the CSP Model are updated automatically using databases supplied by leading specialist companies making it possible to monitor the country risk profile in a timely manner.

During the year, further development of the CSP model was finalised to take into account criteria set by the new proposal on capital of the Basel Committee, and in particular, to make it possible to assess the probability of default associated with a rating.

A credit rating model was completed for bank customers (in Italy and abroad) which makes it possible to estimate a probability of default in keeping with all other segments of the portfolio, and to improve the current internal classification system in order to determine a maximum theoretical solvency level for these counterparties on the basis of actual risk measured by anticipated loss and economic capital. In the final analysis, the rating is also adjusted using an "environmental module" which assesses to what extent the bank counterparty takes environmental aspects into account in its policies.

There has been a sharp increase in credit derivative transactions since 2001 (protection purchase and sale), and in particular, through the large synthetic securitisation transaction called "Cordusio." To ensure the optimal composition of the loan portfolio, further development of these products is anticipated in the context of risk management and optimising the use of capital.

Market Risk

Market risk consists of the risk of incurring value fluctuations in the bank's positions, which are associated with unexpected changes in prices and market factors.

The tool used at UniCredito Italiano to measure market risk is Value at Risk (VaR), which is calculated using the historical simulation approach.

This model sets out the daily revaluation of positions on the basis of historical market price performance over the last twelve months. The resulting distribution of profits and losses is analysed to determine the impact of extreme market movements on portfolio values. This has significant advantages over other methods making it possible to monitor a large number of risk factors (delta, gamma, vega, rho) in a flexible manner, and to calculate accurately volatility and correlations.

The parameters used to calculate VaR are as follows: observation period of 1 year; confidence interval of 99%; time horizon of 1 day; daily updating of time series. The consideration of a one-day time horizon allows for an immediate comparison with profits/losses generated.

The method is applied to both portfolios valued at market and at cost (for portfolios made up of securities, derivatives and money market assets). In 2002 the daily VaR (net of foreign branch positions, which are monitored separately) showed a gradual downward trend which accelerated in the fourth quarter: the quarterly average for daily VaR went from €8.9 million at the end of March to €3.3 million at the end of the fourth quarter. The gradual, constant decline observed until it reached a low in December (€2.5 million) was primarily due to the progressive reduction of market risks from money market operations and the management of the securities portfolio held for speculative purposes. This reduction was achieved without lowering the size of the portfolios involved.

A reversal in this trend was seen at the beginning of the second half when there was an increase in daily VaR of about €1.2 million from €6.5 million in June to €7.7 million in July. The increase was due to a rise in the portfolio of investment securities at a time when positions coming from investment securities portfolios of the banks involved in the S3 reorganisation (on July 1st) were transferred to the Parent Company.

In the area of financial risk monitoring tools, in the second half of 2002 the Parent Company's Planning and Finance Department successfully applied the Asset and Liabilities Operating Management (ALMO) system for the management of interest rate and liquidity risk of banks involved in the S3 reorganisation. This system also allowed the Parent Company's Planning and Finance Department to conduct a series of simulations in November and December related to the three segment banks before their creation (on 1 January 2003). From the simulated results it was possible to assign to each of the new banks a proper amount of hedging tools to cover the risks generated by loans transferred to them.

Operating Risk

The monitoring of operating risk, defined as "the risk of losses due to errors, a deficiency of employees, systems or processes, or as a result of external events," falls under the responsibility of the Operational Risk Management unit in the Administration Department.

UniCredito Italiano's Operational Risk Management (ORM) unit is actively involved in promoting a culture in the various organisational units of the Group to prevent/mitigate operating risk.

In addition to training/awareness activities covering operating risks, the ORM is engaged in the development and implementation of qualitative and quantitative models to identify, monitor, measure and control operating risks, and it co-ordinates the collection of data and information germane to these activities.

Asset and Liability Management

UniCredito Italiano's Planning and Finance Department controls rate and liquidity risk using sensitivity analysis and gap analysis models respectively, which were introduced in 1999.

Each quarter, a report is produced providing information on:

- Changes in deposits and loans, through which it is possible to assess how capital and deposits over the short, medium and long term can be used to fund loans broken down by various maturities, and showing the potential impact on net interest income following changes in the reference interest rate curves;
- The liquidity position providing (on the basis of the time intervals stipulated by the Bank of Italy) inflows and outflows of liquidity, and calculating the related liquidity gaps and liquidity ratios.

In 2002 the installation of the new ALM system at the three segment banks, the Parent Company, Adalya and UniCredit Banka (Slovakia) was completed.

The new system will make it possible in 2003 to conduct the analyses described above on a monthly basis and to provide support to strategic planning.

In 2003 the system will be expanded to the other Group companies.

Profit and Loss Account

Operating Profit

The impact of the S3 reorganisation on the profit and loss account makes any comparison with the prior period meaningless, at least up to the operating profit line. In fact, the profit and loss account of UniCredito Italiano S.p.A. includes, on the one hand, results (excluding valuations) for the first half of the year for companies absorbed on July 1st with effect for accounting purposes from the beginning of the year. On the other hand, starting July 1st, it is affected by changes that occurred in the capital and organisational structure resulting from the transfer, on the same date, of the banking division to UniCredit Banca with the maintenance of equity investments, properties and the treasury at the holding company.

To allow for a more accurate analysis of the formation of operating profit, the table below reports individual items that contribute to this result broken down as follows:
- Amounts generated in the first half under conditions similar to those for the prior year;
- The one-off contribution from the profit and loss accounts of the companies absorbed (only for the first half);
- The results for the second half accrued in the context modified by the S3 reorganisation (following the transfer to UniCredit Banca).

If not influenced by other factors, the comparison of the profit and loss accounts for the two half years may provide a measure of the impact of the changed operating environment on the holding company's profitability.

OPERATING PROFIT *(€ millions)*	**1st Half UniCredito**	**1st Half Merged companies**	**2nd Half UniCredito**	**2002**
Interest income	767	2,130	1,111	4,008
Interest expense	-862	-921	-1,200	-2,983
Net interest	*-95*	*1,209*	*-89*	*1,025*
Dividends	363	91	1,725	2,179
Net interest income	**268**	**1,300**	**1,636**	**3,204**
Commission income	29	654	89	772
Commission expense	-13	-52	-43	-108
Net commission	*16*	*602*	*46*	*664*
Trading profit (loss)	-44	101	30	87
Net non-interest income	**-28**	**703**	**76**	**751**
TOTAL REVENUES	**240**	**2,003**	**1,712**	**3,955**
Payroll costs	-95	-540	-121	-756
Other administrative expenses	-109	-362	-140	-611
Other operating expenses	-13	-57	-23	-93
Other operating income	67	218	124	409
Write-downs of intangible and tangible fixed assets	-11	-58	-48	-117
Operating expenses	**-161**	**-799**	**-208**	**-1,168**
OPERATING PROFIT	**79**	**1,204**	**1,504**	**2,787**

Net Interest Income

Net interest income was €3,204 million resulting from net interest of €1,025 million (€1,209 of which was from the absorbed companies) and dividends of €2,179 million.

Net interest generated by the Parent Company alone was still a negative figure of €184 million since fixed assets were at a higher level than capital and reserves, but there was an improvement between the first and second half from -€95 to -€89 million due primarily to the more favourable capital structure inherited from the S3 reorganisation. From a separate analysis of the two periods, there was an increase in both interest income and expense (up by 45% and 39% respectively between the two half years) related to higher average business volume, and especially in the area of loans to customers, investment and trading securities and, on the liability side, in securities in issue. However, in the final analysis the improvement in the balance between the two periods was largely due to the reduction in the negative gap between fixed assets and capital and reserves resulting from a greater increase in the latter than the former following the S3 reorganisation. In fact, at the end of 2002 the gap was a negative €2,266 million compared to -€3,484 million at the end of 2001. This performance is also reflected in the reduction in subordinated debt.

With regard to dividends, the portion related to Group companies was €2,043 million, which is detailed in the notes to accounts, while €136 million was for other equity investments.

Net non-interest income

Net commission was €664 million, of which €602 million was from absorbed companies and €62 million from the Parent Company's operations. As a result of the reorganisation, the Parent Company reported a sharp rise in income from custodian operations and, to a lesser extent, from collection and payment services.

Trading results showed a profit of €87 million due to the contribution of absorbed companies equal to €101 million. Out of a €14 million loss reported for the entire period by UniCredito Italiano S.p.A. €3 million was due to securities, and €18 million came from forex operations that suffered from the depreciation of the zloty on the open position in that currency for the equity investment in Bank Pekao. These losses were partially offset by profits from other operations. However, between the first and second half years, there was a significant improvement, from - €44 million to + €30 million, due to profit generated in all areas.

Thus, net non-interest income was €751 million, of which €48 was attributable to Parent Company operations, and total revenues were €3,955 million with a contribution of approximately €2,000 million from the absorbed companies.

Operating Expenses

Taking into account cost recoveries, operating expenses totalled €1,168 million, but were at a level of €369 million if the operating expenses of the companies absorbed during the period are not included. Regarding expenses, there were also structural changes between the first and second half connected with the finalisation of the S3 reorganisation. However, approximately one half of the increased expenses resulting from these changes were offset by the growth in cost recoveries and other operating income. Thus, between the first and second half years, there was a total increase of €47 million.

At the level of individual operating expense components, the change between the two half years, as noted, was greater. Because of a rather modest gap between compensation for employees arriving (some of whom were already previously seconded to the Parent Company at a cost included in administrative expenses) and those leaving, the increase in payroll costs was due to the expenses of the absorbed company, OnBanca, and the applicable provision for internal social security funds resulting from the merger (mostly due to personnel already in retirement). The remaining portion was due to effects from contractual increases, adjustments to provisions for the variable compensation component and the expansion of staff and branches in light of the new organisational model. On the other hand, the highest component of administrative expenses for the second half was largely made up of rental expense, which was recovered in the case of sub-leases, following the holding company's substitution of absorbed companies as lessor. These expenses were partially offset by lower costs for seconded personnel. The increase in writedowns of intangible and tangible fixed assets was also related to properties, and was due to the depreciation of property acquired following the merger, which was mostly leased to segment banks. As already noted, half of the higher expenses were offset by the increase in other operating income, largely from the increase in rental income.

Operating profit

Thus, operating profit was €2,787 million with a €1,204 million contribution from absorbed companies and €1,583 million from the holding company. The results of the latter were concentrated in the second half, which was bolstered by dividends and positively affected, more than the first half, by trading profits.

Net profit

For reporting purposes, the table below shows the steps leading from operating profit to net profits..

NET PROFIT
(€ millions)

	2002
Operating profit	**2,787**
Extraordinary income and charges – net	**196**
Extraordinary income	*340*
Extraordinary charges	*-144*
Total available	**2,983**
Provisions, writedowns and write-backs	**-724**
Provisions for risks and charges	*-54*
Net writedowns of loans and provisions for guarantees and commitments	*-42*
Net writedowns of financial investments	*-628*
Gross profit	**2,259**
of which: Profit before extraordinary items and income tax	*2,063*
Income tax for the year	**-861**
Net profit	**1,398**

Extraordinary Items

Extraordinary items totalled €340 million and included:

- Gains from the sale of equity investments of €90 million including €34 million for Splitska Banka, €16 million for Monte Titoli, €14 million for Autostrada del Brennero and about €8 million for each of Cedel and Ente Autonomo Fiere di Verona;
- Property gains of €59 million, primarily from the sale of the property on Via Bianca di Savoia;
- Gains on the disposal of investment securities of €12.5 million and from other financial investments and assets of €12.2 million;
- Surplus over provisions previously made of €92.2 million for various reserves (€31.7 million for taxes and €60.5 million for risks and charges).

Extraordinary charges were €144 million including losses on disposal of €26 million (primarily on other financial investments), charges for separation bonuses of €12 million and the merger deficit of €33 million. Taking into account the relatively modest amount of the latter, which is equal to the various net cancellation deficits from several banks, it was posted to the profit and loss account in keeping with the Parent Company's practice on prior occasions.

Thus, the balance of extraordinary income and charges was €196 million.

Provisions for Risks and Charges

Provisions for risks and charges totalled €54 million and included a provision of €26.7 million for interest required by the Tax Revenue Agency for tax benefits used from 1998-2000 as provided in Legislative Decree No. 153 of 17/5/1999. This provision was subsequently suspended starting with fiscal year 2001. The most significant other provision was for payroll-related costs (totalling €6.5 million) and costs related to equity investments (€8 million, about half of which was to cover potential charges for equity investments already sold).

Write-downs of loans and financial investments

Net write-downs of loans and provisions for guarantees and commitments of €42 million resulted from writedowns of €99 million and write-backs of €57 million (€36 million of which was from collections). More specifically, there were net writedowns of €56 million on watchlist items and €1 million on non-performing loans, while there were net write-backs on country risk and restructured loans of €6 million and €10 million, respectively.

There were writedowns net of write-backs on financial investments of €628 million; €23 million of this amount was for investment securities and €605 million was for equity investments. The latter, to a large extent, were for Group companies (Pioneer Global Asset Management, Xelion and Clarima) in addition to Kataweb and Commerzbank, and are discussed in the chapter on equity investments.

Gross profit

After these provisions and writedowns, gross profit totalled €2,259 million, which included profit before extraordinary items and income tax of €2,063 million.

Net Profit

Taking into account income tax of €861 million, corresponding to a tax rate of 38.1%, net profit was €1,398 million compared with €1,089 million for 2001.

Powers Delegated to Directors

Below is a description of the powers delegated by the Board of Directors by resolution dated 19 December 2002 and by the Executive Committee by resolutions dated 13 May 2002 and as subsequently amended and revised with resolutions dated 20 June 2002, 25 July 2002 and 19 December 2002.

By the Board of Dirctors

- **To the Executive Committee**, the right and authority to execute all the operations that the Bank can perform pursuant to art. 4, paragraph 1 of the Articles of Association, with a number of specifications and restrictions concerning loans, expenses for building, purchasing and restructuring of property and for ordinary expenses and investments necessary for the Bank's management, for the sale of property, the stipulation of property and goods leasing contracts and rental contracts, the appointment and administration of Personnel, the granting of contributions for recreational, sporting and cultural activities, bonuses for organisational schemes and provisions for Personnel in service and retirees, the provision of donations to charitable or public-interest bodies ;

- **To the Chairman:**
  - The right to authorise, at the express request of the Managing Director/CEO, the organisation on behalf of the latter of a credit facility within a pre-established limit throughout the Bank's network, for the cash payment of bank cheques drawn on other credit organisations.
  - Jointly with the Managing Director/CEO, the right to express the Company's approval, as Parent Company of the UniCredito Italiano Banking Group, of the acquisitions/disposals of equity investments transacted by subsidiaries and of transactions regarding the latter's capital, in both cases for amounts in excess of the levels of spending singly exercisable by the Managing Director/CEO and at any rate, within pre-established limits;

- **To the Managing Director/CEO**, in addition to the authority indicated above, to be exercised singly or jointly with the Chairman regarding the transaction amounts, the following powers:
  - To authorise, at the express request of company officers, the organisation of a credit facility within a pre-established limit throughout the Bank's network, for the cashing of bank cheques drawn on other credit organisations;
  - To express the Company's approval, as Parent Company of the UniCredito Italiano Banking Group, regarding obligations upon the representatives of Banks and companies belonging to banking groups, in relation to transactions pursuant to Art. 136 of Legislative Decree No. 385 of 1/9/1993 and for amounts not in excess of the pre-established limits;
  - To grant individual members of staff single signing powers for transactions of a specified nature;
  - To represent the Bank as the holder of voting rights in the ordinary or extraordinary meetings, including those held abroad, or as the proxy of minority interests or shareholders of those foreign companies.

By the Executive Committee

- **To the Chairman**, the right to express his approval – in urgent cases – of transactions of amounts in excess of the pre-established limits for the General Management Department/Areas, provided these are under predetermined limits related to loans, dealings in securities and other money market instruments, spending powers, contributions and donations, non-performing loans, watchlist items, restructured loans and loans subject to restructuring, accidents and disputes;

- **To the Managing Director/CEO**, the authority within pre-established limits and with the right to sub-delegate, in all sectors of the Bank's activity, namely: loans; dealings in securities and other money market instruments; treasury activity; foreign exchange; activities relating to the determination of conditions; sale of property; spending powers; rights regarding contributions and donations; personnel administration rights; non-performing loans, watchlist items, restructured loans and loans being restructured, accidents and disputes.

At its meeting of 6 May 2002, the Board of Directors also assigned to the Managing Committee (made up of the Chairman of the Board of Directors and the Deputy Chairmen appointed or, if there is no Deputy Chairman in office, made up of designated members of the Board of Directors) the duty of determining, in agreement with the Managing Director/CEO, the development policies and guidelines for strategic and operational plans to be submitted to the Board of Directors.

Related-party Transactions

In accordance with CONSOB letter No. 97001574 dated 20 February 1997 and No. 98015375 dated 27 February 1998, with regard to:

- Information in the chapter on equity investments;
- The data provided in notes to accounts concerning outstanding assets and liabilities at the end of the year in relation to subsidiaries, and expenses incurred and revenues generated for all transactions concluded;
- The punctual compliance with the provisions of Article 136 of Legislative Decree No. 385 dated 1 September 1993 (Consolidated Banking and Credit Act) regarding obligations of representatives of banks and companies belonging to banking groups;

It should be noted that intra-group transactions and/or those with related Italian and foreign parties are part of the Bank's normal operations, in whose interest, including as Parent Company of the banking Group, they were generated.
Intra-group transactions and/or those with related parties, in general, and in particular, correspondent relationships for services performed (for banking companies), deposits and loans, were carried out at arm's length.

Especially with respect to the above-mentioned counterparties, it should be noted that no atypical or unusual transactions were carried out near the end of the period and the months immediately thereafter.

During the period, the implementation of the project to centralise, at the holding company or joint service companies, functions and activities carried out by individual Group companies was continued. The goal is to optimise the efficiency and cost of operations through, among others, the use of economies of scale and scope.

The centralisation and rationalisation activities during the year were largely carried out as part of the reorganisation connected to the S3 project, and concerned the service companies, USI and UPA, which expanded their operating scope, and the Parent Company, which further centralised Treasury operations and property management.

The Parent Company continued to provide the subsidiary UniCredit Banca (formerly Credito Italiano) with the following services, for which it received compensation commensurate with production costs:

- Commercial and administrative management of property holdings, management of properties leased to and by the bank, planning and co-ordination of routine and special maintenance of premises and technological equipment and the implementation of safety measures;
- The purchase of goods and services (in the process of being centralised since the end of the period for other companies operating in Italy as well) and logistical services in general;
- Determination of safety policies, preparation of related operating regulations, management of activities to protect the work environment and safeguard securities, and oversight of information security activities;

It also performed the following services for UniCredit Banca and other Group companies, again with compensation commensurate with production costs:

- Training;
- Personnel management/administration.

Meanwhile, the following services were provided to Credito Italiano and other banks that were subsequently absorbed (again, with compensation commensurate with production costs), but only for the first half since the related activities were subsequently transferred to UniCredit Banca:

- Management of telephone banking services, user information activities, and telemarketing and survey activities (call centres);
- The research, development and production of the product "Imprendo."

All information on operations and all other information on related-party transactions comply, to all intents and purposes, with the provisions of International Accounting Standard (I.A.S.) No. 24 enacted by the International Accounting Standard Committee (I.A.S.C.).

Equity Investments of Directors, Auditors and General Managers

Pursuant to the provisions of CONSOB Resolution No. 11971 dated 14 May 1999 (Article 79), the required information is provided in the following table:

Last, first name	Company	Type of stock	NUMBER OF SHARES Held at end of 2001 [1]	Acquired during the period	Sold during the period	Share swap on merger [2]	Held at end of 2002 [1]
Directors							
Salvatori Carlo (3)	UniCredito Italiano	com.	1,017	9,444	6,625		3,836
Bellei Franco	UniCredito Italiano	com.		50,000			50,000
Profumo Alessandro	UniCredito Italiano	com.	400,853	484 [4]		+ 3	401,340
	Rolo Banca 1473	com.	1			- 1	
Bertazzoni Roberto	UniCredito Italiano	com.	18,000,000			+ 589,000	18,589,000
	Rolo Banca 1473	com.	155,000			- 155,000	
Del Vecchio Leonardo							
Indirectly held	UniCredito Italiano	com.	53,582,500				53,582,500
Calandra Buonaura Vincenzo	UniCredito Italiano	com.				+ 17,955	17,955
	Rolo Banca 1473	com.	4,725			- 4,725	
Indirectly held (through spouse)	UniCredito Italiano	com.				+ 19,950	19,950
	Rolo Banca 1473	com.	5,250			- 5,250	
di Canossa Guidalberto	UniCredito Italiano	com.	5,617				5,617
Gnudi Piero	UniCredito Italiano	com.				+ 52,907	52,907
	Rolo Banca 1473	com.	13,923			- 13,923	
Indirectly held (through spouse)	UniCredito Italiano	com.	67,550			+ 199,500	267,050
	Rolo Banca 1473	com.	52,500			- 52,500	
Indirectly held (other)	UniCredito Italiano	com.		120,000		+ 114,000	234,000
	Rolo Banca 1473	com.	30,000			- 30,000	
Maramotti Achille	UniCredito Italiano	com.	97,624,740	54,907,500	56,607,500	+ 18,105,423	114,030,163
	Rolo Banca 1473	com.	2,582,055	2,182,530		- 4,764,585	
Negri Clemente Gianfranco	UniCredito Italiano	com.	40,000				40,000
Vaccarino Giovanni	UniCredito Italiano	com.	5,000				5,000
Statutory Auditors							
Loli Giorgio	UniCredito Italiano	sav.	20,000				20,000
Nicastro Vincenzo	UniCredito Italiano	com.	3,000				3,000

1. Or start/end date of position if not the same as the reference periods indicated.
2. Conversion of Rolo Banca 1473 stock into UniCredito Italiano Spa stock following the absorption.
3. The stock was traded within a segregated account at the decision of the manager and not the account holder.
4. Allocated as "stock granting" in 2002.

Subsequent Events and Outlook

New Europe

As noted in the section on equity investments, following the issuance of the necessary authorisations by the appropriate authorities, last February UniCredito Italiano finalised the purchase of 85.16% of Zivnostenska Banka A.S., a Czech bank listed on the Prague stock exchange, at a price of €174 million. In accordance with current Czech regulations, this transaction will be followed by a mandatory residual tender offer for the 14.84% outstanding shares.

Zivnostenska Banka is a commercial bank and the tenth largest bank in the Czech Republic by total assets (approximately €1,594 million) with a 1.9% and 2.5% market share of loans and deposits respectively. It offers its corporate (about 2,000 companies) and retail (about 83,000 customers in the medium to high income bracket) customers a broad range of products and traditional services as well as telephone and Internet banking. In addition, through its subsidiaries, ZB Trust and ZB Asset Management, it offers investment products and services and distributes pension products on behalf of the Allianz Group.

In order to streamline the Group's presence in Croatia, it was decided to combine the two entities operating in the country through a merger of CR Trieste Banca dd into Zagrebacka Banka. This will make it possible to further expand the corporate business conducted by CR Trieste in support of its Italian customer base by leveraging Zagrebacka's greater resources and its broader product range, and to make the best use of the current structure of CR Trieste bank.

In order to integrate the two banks quickly, UniCredito Italiano is currently in the process of acquiring the remaining stakes held by minority shareholders (19.80%, of which 14% is held by IFC) involving an outlay of about €4 million. After this, UniCredito Italiano will sell the entire stake held in CR Trieste Banca dd (100%) to Zagrebacka, which will absorb the bank by the end of the first half of this year.

Fidis

In March 2003, UniCredito Italiano, Banca Intesa, Capitalia and SanPaolo-IMI signed a contract with FIAT Auto SpA in anticipation of the acquisition of 51% of Fidis Retail Italia SpA (FRI), a company in the FIAT Group that operates in Europe in the area of consumer credit for purchases of automobiles by retail customers. The acquisition will be finalised in the coming months by the 4 banks through a company to be established (Fidis Retail Holding SpA) in which each of the four banks will have a 25% stake.

The purchase price for the portion of FRI to be sold (approximately €370 million) was determined on the basis of the FRI's pro-forma consolidated balance sheet as at 30.6.02.
The operation should be seen in the context of measures taken under the Framework Agreement executed by FIAT and the Banks on 27 May 2002 to improve the financial situation of the industrial group.

After entering into these agreements, FIAT Auto still has the right to repurchase, up to 31 January 2006, the share of FRI being sold.

The FRI Group operates in 12 European countries, has approximately 1,200 employees and manages a retail customer portfolio of about €10 billion. In 2002 about 30% of the sales of the FIAT Auto Group were financed by FRI and its European subsidiaries.

Other significant events

As regards the stake in Olimpia, with the inclusion of Hopa in the shareholder base, UniCredito Italiano's stake dropped from 10% to 8.4%. Finally, it should be noted that after the end of the period a stake of over 2% was purchased in Assicurazioni Generali.

Outlook

The outlook for the Parent Company in 2003 is affected not only by interest rate expectations, which have a significant impact on net interest income, but also by strategic projects being completed, of which the spin-off of property assets is particularly noteworthy.

Net interest income before dividends is projected to rise slightly due to the decline in rates. Given the structure of assets and liabilities, a reduction in interest rates tends to reduce charges for the financing of the portion of fixed assets using debt instruments.

Under the assumption that the Group's distribution policy will remain the same as that in 2002, dividends should increase by about 6-7% resulting in a net improvement in overall net interest income.

Service revenues net of intra-group transactions, which fluctuate sharply, are projected to remain essentially unchanged.

The ordinary portion of operating expenses, which will be affected by changes in the scope of consolidation brought about by the property project, will trend slightly upward due to the optimisation measures taken. The development of pending growth projects could bring about a rise in operating expenses. However, these projects would be seen in the context of a future rigorous assessment of the cost-benefit ratio.

Profit before extraordinary items and taxes is projected to improve over 2002 figures.

Proposal to the Shareholders of UniCredito Italiano S.p.A.

To the Shareholders,

On the basis of the Report on Operations accompanying these Accounts, we ask you to approve the Accounts of UniCredito Italiano as at 31.12.2002 being the balance sheet, profit and loss account and notes to the Accounts, as submitted by the Board of Directors, as a whole as well as the individual entries thereof.

We also ask you to approve the partial attribution of the merger surplus which arose on incorporation of the federated banks and Credit Carimonte S.p.A. (under the S3 reorganisation), to the following balance sheet items:

€

Other reserves:	
Reserve fund pursuant to Art. 55 Presidential Decree 597/73	59,490
Reserve pursuant to Law 516/82	1,624,498
Transfer of reserve pursuant to Law 218/90	48,037,508
Reserve pursuant to Art. 7, para. 3, Law 218/90	212,853,005
Reserve pursuant to Art. 19 Legislative Decree 87/92	15,942
Reserve pursuant to Legislative Decree 124/93	541,982
Reserve pursuant to Legislative Decree 153/99	163,015,458
	426,147,883
Revaluation reserves:	
Monetary equalisation reserve pursuant to Law 576/75	4,087,494
Monetary revaluation reserve pursuant to Law 72/83	84,657,918
Asset revaluation reserve pursuant to Law 408/90	28,965,054
Property revaluation reserve pursuant to Law 413/91	159,309,563
	277,020,029
Total	**703,167,912**

The following reserves which the above merged companies had used to increase company capital, were transferred with their tax status into the capital of UniCredito Italiano S.p.A.:

€

Reserve fund pursuant to Art. 55 Presidential Decree 917/86	2,354,011
Transfer of reserve pursuant to Law 218/90	3,549,607
Reserve pursuant to Art. 7, para. 3, Law 218/90	15,730,200
Reserve pursuant to Legislative Decree 153/99	12,029,434
Monetary equalisation reserve pursuant to Law 576/75	2,774,845
Monetary revaluation reserve pursuant to Law 72/83	20,279,663
Asset revaluation reserve pursuant to Law 408/90	53,304,684
Property revaluation reserve pursuant to Law 413/91	17,431,054
Total	**127,453,498**

With regard to the distribution of net profit:

The profit and loss account for 2002 showed net profits of	€1,397,694,310
Adding retained earnings of	€97,665
The total available was	**€1,397,791,975**

Which we propose to distribute as follows:

To the Legal Reserve pursuant to Art. 38 of the Articles of Association (10% of net profits)		€139,769,431
To the Reserve for Donations pursuant to Article 38 of the Articles of Association		€4,000,000
To the Reserve pursuant to Legislative Decree 124/93		€35,569
To the Reserve connected with the medium-term incentive program for Group staff approved by the Board of Directors		€15,000,000
To shareholders:		
- 31.60% of par value amount of 3,137,216,834 *(equal to €0.158 for each of the 6,274,433,668 ordinary shares)*	€991,360,520	
- 34.60% - i.e. 31.60% required for ordinary shares *plus a further allotment of 3%* of the par value of 10,853,276 in savings shares *(equal to €0.173 for each of the 21,706,552 savings shares)*	€3,755,233	€995,115,753
A further allocation to Statutory Reserves		€243,871,222
		€1,397,791,975

With regard to the provisions of the last sentence of paragraph 5 of Article 105 of Presidential Decree 917/86, it should be noted that the tax credit on the entire amount of net profits (for which the distribution is proposed) is applicable to shareholders as set forth in Article 14 of the aforementioned Presidential Decree 917/86 (the so-called "full" or "ordinary" tax credit), with a reduction in the amount set forth in paragraph 1, clause A) of Article 105 (the so-called "Basket A") referenced above.

Milan, 13 March 2003

THE BOARD OF DIRECTORS

Chairman
SALVATORI

Managing Director/CEO
PROFUMO

UniCredito Italiano S.p.A. Company Accounts and Annexes

To Our Shareholders:

As is customary, the Accounts as at 31 December 2002, which we submit for your approval, were prepared using conservative accounting policies and in accordance with the law, with a constant focus on the need to provide, in terms of both form and content, due clarity and a true and fair view of the Company's financial condition and operating results.

The 2002 Accounts, which were prepared pursuant to the provisions of Legislative Decree No. 87 dated 27 January 1992 (which was enacted to implement EEC Directive 86/635), and in accordance with Banca d'Italia Order dated 15 July 1992 as amended, consist of the balance sheet, profit and loss account and notes to the Accounts, and are accompanied by the report on operations provided previously.

Accounts

It should also be noted that due to the following extraordinary transactions:

- the merger of Banca CRT, Cariverona Banca, Cassamarca, Caritro, CR Trieste, Rolo Banca 1473 and Credit Carimonte, completed on 1 July 2002;
- the subsequent transfer of the Italian banking division to the subsidiary Credito Italiano (which was renamed "UniCredit Banca"), also completed on 1 July 2002;
- the merger of OnBanca completed on 31 December 2002.

UniCredito Italiano S.p.A. Accounts as at 31 December 2002 are not comparable with those of the previous fiscal year; therefore, we have exercised the option pursuant to Legislative Decree 87/92 not to compare the results for the fiscal year ended 31 December 2002 with those of 2001.

However, in order to provide more information, the annexes contain the accounts for 31 December 2002 compared with those of 31 December 2001 for UniCredito Italiano in the form in which they were originally prepared.

In accordance with applicable law, the accounts have been prepared in euros and rounded to the nearest euro.

S3 Project

The steps taken to implement the project affecting the accounts for the period were as follows:

- merger into UniCredito Italiano S.p.A. of the banks: Rolo Banca 1473, Cariverona, Banca Crt, Cassamarca, Caritro, Caritrieste effective by law on 1 July 2002 and for accounting and tax purposes as of 1 January 2002, as well as of Credit Carimonte also effective on 1 July 2002 but for accounting and tax purposes as of 1 April 2002, as this company's fiscal year closed on 31 March 2002.
- simultaneous transfer (1 July 2002) to Credito Italiano (now UniCredit Banca) of the unit comprised primarily of the Italian business of the six newly absorbed banks and, to a lesser degree, of certain activities already carried out by UniCredito Italiano S.p.A. itself, as described in greater detail in the report on operations.

The transactions were designed to have a neutral tax effect, and the value of the unit transferred was the same as that at which each individual component was recorded in the parent company's accounts.

The methods used to record the difference resulting from the cancellation of shares following the merger are explained below.

The merged subsidiaries were fully incorporated into the Parent, since all the companies involved in the Board's proposal approved the merger plan in extraordinary general meeting. The transaction was carried out under two separate merger agreements (each referring to the other given the simultaneity of the two mergers). The merger of Credit Carimonte under the first agreement resulted in a share cancellation difference which was attributed to the value of its equity investment in Rolo (fair value being ensured by the valuation carried out when defining the share swap ratio).

1. The merger of Credit Carimonte S.p.A., a subsidiary of UniCredito Italiano S.p.A., was preliminary to the merger of Rolo Banca 1473 into UniCredito Italiano S.p.A.. This was because it held a shareholding of approximately 42.34% in Rolo Banca 1473.

The implementation of the merger of the six banks, which was made effective by the second agreement, logically resulted in the cancellation of the controlling (or 100%) equity interests held by UniCredito Italiano S.p.A. in the absorbed companies. This cancellation, from an accounting point of view, resulted on one side in the elimination of the book value at which the equity investments were recorded by the parent company and, on the other, in the addition of shareholders' equity acquired as a result of the merger. This gave rise to a total overall merger difference, recorded as a single transaction, i.e. without showing each individual difference or surplus that would have resulted from the cancellation of the book value of each equity investment as compared to the actual value of assets and liabilities of each absorbed company.

The accounting procedure described was adopted in consideration of the fact that the merger plan was designed as a single transaction with the objective of merging all of the companies involved in the plan as a unit.

This transaction also called for the allotment, in favour of the shareholders of the various companies merged into UniCredito Italiano S.p.A. (other than UniCredito Italiano itself), of new UniCredito Italiano S.p.A. shares in exchange for the shares held in the absorbed companies, which were cancelled as a result of the merger. The accounting effect of the increase in capital for the new UniCredito Italiano S.p.A. shares issued in the exchange resulted in an exchange surplus, as, in all cases, the shareholders' equity of each absorbed company was greater than the corresponding increase in UniCredito Italiano S.p.A. share capital. This surplus, in accordance with the instructions provided by Consob in an order dated 29 March 1996, was recorded separately from the deficit resulting from the cancellation of shares in the absorbed companies.

Therefore, the effects of the merger were recorded as follows:
- a single deficit for the cancellation of the total value at which all of the equity investments in the absorbed companies was recorded; this deficit was posted to the profit and loss account in its entirety for the fiscal year.
- separate entries for the exchange surpluses resulting from the greater book value of the absorbed companies compared to the corresponding increase in capital related to the minority shares not held by UniCredito Italiano S.p.A. in the absorbed companies.

In this regard, it was also decided to maintain the Fund for General Banking Risks as a separate item.

Some of the absorbed banks set up and utilised this fund over time through allocations from and changes in the profit and loss account in accordance with separate decisions taken by their respective Boards of Directors.

This fund is the appropriate account to be used (under the right conditions and based on decisions taken by the Board of Directors) to account for risks that may be incurred and are not considered ordinary company operations, but which are typical of banking business.

Please see the annex *"S3 Reorganisation: share swap surplus and share cancellation difference"* for a complete explanation of the accounting for the S3 merger transaction.

OnBanca Transaction

The merger of OnBanca was completed on 31 December 2002, effective for accounting and tax purposes from the beginning of the year, and resulted in the corresponding increase in capital required for the exchange of shares still publicly held following the take-over concluded on 6 December 2002.

The cancellation of the value of the equity investment as compared to the corresponding shareholders' equity received as a result of the merger led to a share swap surplus, which was added to reserves, and a share cancellation difference which was posted to the profit and loss account in its entirety.

2. The equity investment in Rolo Banca 1473 was, at that time, changed following the mentioned attribution of the share cancellation difference arising from the merger of Credit Carimonte.

Notes to the Accounts

The Notes to the Accounts include information deemed necessary in order to provide a true and fair view of the company's situation, in addition to presenting all the information required by law, by Banca d'Italia; and by CONSOB (the Italian Securities and Exchange Commission) and are structured as follows:

Part A – Accounting Principles
Part B – Notes to the Balance Sheet
Part C – Notes to the Profit and Loss Account
Part D – Other Information

Annexes

- Comparison of the Accounts as at 31 December 2002 with the Accounts as at 31 December 2001;
- S3 Reorganisation: share swap surplus and share cancellation difference
- Statement of changes in internal pension funds;
- Information regarding reserves and funds;
- Information regarding tax credits;
- List of properties (art. 10 of Law no. 72/83).

Company Accounts

ACCOUNTS
AS AT 31 DECEMBER 2002

Balance Sheet as at 31 December 2002

Assets

€

10.	**Cash and deposits with central banks and post offices**		**44,735,968**
20.	**Treasury notes and similar securities eligible for refinancing at central banks**		**1,207,310,298**
30.	**Loans to banks:**		**52,351,779,991**
	a) On demand	34,329,899,052	
	b) Other loans	18,021,880,939	
40.	**Loans to customers:**		**13,253,238,871**
	of which:		
	- loans with deposits received in administration		
50.	**Bonds and other debt securities:**		**14,791,642,685**
	a) Of government issuers	3,912,682,325	
	b) Of banks	9,202,674,797	
	of which:		
	- investment and trading securities	*42,459*	
	c) Of financial institutions	1,224,839,239	
	of which:		
	- investment and trading securities	-	
	d) Of other issuers	451,446,324	
60.	**Shares, interests and other equity securities**		**415,357,958**
70.	**Equity investments**		**1,885,466,156**
80.	**Equity investments in Group companies**		**10,261,617,603**
90.	**Intangible fixed assets**		**16,692,502**
	of which:		
	- Start-up costs	-	
	- Goodwill	-	
100.	**Tangible fixed assets**		**1,160,159,455**
130.	**Other assets**		**5,139,785,168**
140.	**Accrued income and prepaid expenses**		**1,127,361,407**
	a) Accrued income	845,285,148	
	b) Prepaid expenses	282,076,259	
	of which:		
	- issue discount on securities	*9,201,983*	
Total assets			**101,655,148,062**

Liabilities and Shareholders' equity

€

10. Due to banks:		**51,139,699,237**
a) On demand	29,019,006,943	
b) On term or with notice	22,120,692,294	
20. Due to customers:		**5,359,001,289**
a) On demand	1,898,514,713	
b) On term or with notice	3,460,486,576	
30. Securities in issue:		**20,059,372,357**
a) Bonds	4,298,800,029	
b) Certificates of deposit	15,760,286,072	
c) Other securities	286,256	
50. Other liabilities		**2,855,515,419**
60. Accrued liabilities and deferred income:		**846,449,848**
a) Accrued liabilities	737,690,149	
b) Deferred income	108,759,699	
70. Reserve for employee severance pay		**45,495,999**
80. Reserves for risks and charges:		**2,499,778,827**
a) Reserve for pensions and similar obligations	446,253,819	
b) Taxation reserve	1,708,040,279	
c) Other reserves	345,484,729	
90. Reserve fund for possible loan losses		**16,526,621**
100. Fund for general banking risks		**116,884,808**
110. Subordinated debt		**7,775,191,519**
120. Capital		**3,148,070,110**
130. Issue premiums		**3,308,638,624**
140. Reserves:		**2,809,711,400**
a) Legal reserve	368,366,726	
b) Reserve for own shares or interests	-	
c) Statutory reserves	771,600,961	
d) Other reserves	1,669,743,713	
150. Revaluation reserves		**277,020,029**
160. Retained earnings (losses)		**97,665**
170. Net profit		**1,397,694,310**
Total liabilities and shareholders' equity		**101,655,148,062**

Guarantees and Commitments

€

10. Guarantees given		**3,520,340,817**
of which:		
- Acceptances	*3,529,495*	
- Other guarantees	*3,516,811,322*	
20. Commitments		**4,619,692,682**
of which:		
- For sales with repurchase obligation	-	

Managing Director/CEO
PROFUMO

Chief Accountant
LECCACORVI





Profit and Loss Account 2002

			€
10.	Interest income and similar revenues		4,007,527,744
	of which:		
	- On loans to customers		*1,948,756,645*
	- On debt securities	*912,085,240*	
20.	Interest expense and similar charges		2,983,212,465
	of which:		
	- On amounts due to customers	*498,378,126*	
	- On securities in issue	*750,105,591*	
30.	Dividends and other revenues:		2,179,232,392
	a) On shares, interests and other equity securities	82,222,343	
	b) On equity investments	54,071,644	
	c) On equity investments in Group companies	2,042,938,405	
40.	Commission income		772,245,898
50.	Commission expense		108,138,886
60.	Trading profit (loss)		87,242,387
70.	Other operating income		409,464,826
80.	Administrative costs:		1,367,162,379
	a) Payroll costs	756,337,939	
	of which:		
	- Wages and salaries	*519,979,660*	
	- Social security contributions	*149,366,998*	
	- Severance pay	*42,631,660*	
	- Pensions and similar benefits	*34,817,464*	
	b) Other administrative costs	610,824,440	
90.	Writedowns of intangible and tangible fixed assets		116,717,542
100.	Provisions for risks and charges		54,170,673
110.	Other operating expenses		93,107,784
120.	Writedowns of loans and provisions for guarantees and commitments		99,239,074
130.	Write-backs to loans and provisions for guarantees and commitments		56,989,137
140.	Provisions to loan loss reserves		-
150.	Writedowns of financial investments		654,666,656
160.	Write-backs of financial investments		26,595,871
170.	**Profit (loss) before extraordinary items and income tax**		**2,062,882,796**
180.	Extraordinary income		340,268,614
190.	Extraordinary charges		144,427,626
200.	**Extraordinary income (charge) – net**		**195,840,988**
210.	Change in fund for general banking risks		-
220.	Income tax for the year		861,029,474
230.	**Net profit**		**1,397,694,310**

Managing Director/CEO
PROFUMO

Chief Accountant
LECCACORVI

264

Notes to the Accounts

PART A - ACCOUNTING PRINCIPLES

PART B - NOTES TO THE BALANCE SHEET

PART C - NOTES TO THE PROFIT AND LOSS ACCOUNT

PART D - OTHER INFORMATION

Section 1 DESCRIPTION OF ACCOUNTING POLICIES

The accounting policies are in line with those used for the preparation of the Consolidated Accounts as at 31.12.2001.

In accordance with legislative provisions, assets and liabilities reported in accounts and as "off balance sheet" items are valued separately; however, interrelated assets and liabilities are valued in a consistent manner.

A connection is made between related hedging transactions.

1. 1. Loans - Guarantees and Commitments

Loans

Loans are valued at their estimated realisable value, which is determined by also taking into account market prices, when available, on the basis of:

a) the debtors' solvency;
b) debt servicing difficulties in countries where debtors reside.

As regards customers, the estimated realisable value is determined on the basis of a careful assessment of all elements characterising borrower performance, and also taking into account information available on the balance sheet, operating performance and financial condition of debtors.

Consideration is also given to the nature of business performed, the degree of risk of the particular type of credit facility, and any guarantees issued.

The following should be noted regarding the various categories of "**bad and doubtful debts**":

- **Non-performing loans** are those loans that have formally deteriorated, and consist of exposure to customers that find themselves in a state of insolvency, even if not determined by a court, or in similar situations: valuation is performed on a specific basis;
- **Doubtful loans** are defined as loans to borrowers that find themselves in temporary difficulties which it is estimated will be resolved in a reasonable period of time: they are primarily valued on a general basis using historical and statistical data, and on a specific basis when detailed information makes this advisable;
- **Loans to countries at risk**, i.e., to central governments, banks or customers residing in countries having difficulties servicing their debt are written down on a general basis using the percentages calculated by the industry, and such loans are subject to periodic revision with regard to the countries to include in this area and the degree of the writedown to be applied; when there is sufficient information to make this advisable, general writedowns are supplemented by specific writedowns;
- **Consolidated or restructured exposure, or exposure subject to possible consolidation or restructuring** represent exposure to counterparties with which agreements have been, or are being concluded that call for the granting of a moratorium of debt payment and the simultaneous renegotiation at below-market terms and rates, the conversion of a portion of the loans into shares and/or potential principal write-offs: they are valued on a specific basis with the inclusion in writedowns of the present value of the charge resulting from any renegotiated rates and terms, which are lower than the related cost of funds.

Bad and doubtful debts are identified by individual portfolio managers responsible for the relationships. They operate using powers delegated to them employing specialised scoring systems, which analyse the performance of the relationships.

A centralised unit is responsible for monitoring and overseeing the entire customer portfolio.

With regard to **performing loans to customers**, general writedowns are applied to exposure on the basis of their inherent risk.

Guarantees and Commitments

Guarantees given and commitments assumed by the Bank that entail credit risk are reported at the overall amount of the commitment assumed and are valued using the same criteria as for loans.

Estimated losses from the valuation of guarantees and commitments are covered by appropriate provisions.

If the reasons giving rise to the writedowns or provisions relating to loans and advances, guarantees and commitments are no longer applicable in whole or in part, the necessary write-backs are made.

2. "Off Balance Sheet" Securities and Transactions (other than those involving foreign currencies)

2.1 Investment Securities

Securities that are classified as financial fixed assets are valued at purchase cost adjusted as necessary for any writedowns necessary to account for the permanent deterioration of the solvency of the issuer and the ability to repay the debt by the country of residence of such issuer, unless there are appropriate guarantees.

All or a part of the writedowns carried out are eliminated when the reasons giving rise to them no longer apply.

Cost is determined using the principle of "weighted-average rolling cost" on a daily basis.

Acquisition cost is adjusted for the applicable portion of the net issuance premium/discount (net of the withholding accrued until the application of Legislative Decree 239/96), and the analogous portion of the (positive/negative) difference between the cost and issuance amount of the securities.

2.2 Trading securities

Securities not classified as financial fixed assets are valued:

a) at market value, if listed on organised markets;
b) at the lower of cost or market if not listed on organised markets.

Cost is determined using the principle of "weighted moving average cost" on a daily basis adjusted for the applicable portion, during the period, of the issuance premium/discount of the securities (net of the withholding accrued until the application of Legislative Decree 239/96).

Market value is determined as follows:

a) for securities listed on regulated Italian and foreign markets, using the price reported on the last significant working day of the period;
b) for securities not listed in regulated Italian and foreign markets, using the estimated realisable value.

Reference is made to the following measures to determine the latter value:

- market performance for similar securities listed in regulated Italian and foreign markets;
- the discounting of future cash flows on the basis of projected market returns;
- the solvency of issuers;
- any difficulty servicing debt in countries where issuers reside;
- other information that can be determined objectively.

2.3 "Off Balance Sheet" Transactions

"Off balance sheet" transactions (other than those for foreign currencies) of a long-term nature, are entered at contract value, regardless of whether they refer to outstanding cash or forward securities contracts or to derivative contracts with an underlying security.

"Off balance sheet" transactions (other than those for foreign currencies) of a short-term nature, are entered using the following criteria:

a) Outstanding cash and forward securities contracts :
- if the underlying assets are securities listed in organised markets, they are valued at market value, meaning the price determined at the end of the period for maturities corresponding to those transactions being valued;
- if the underlying assets are securities that are not listed in organised markets, at the lower of contract value and market value for purchases, and at the higher of the above values for sales. To determine market value, reference is made to the criteria reported as a part of the valuation of unlisted "trading" securities, and to the paragraph above;

b) derivative contracts, which have underlying securities, or which are tied to interest rates, indices or other assets:
- if held as a part of trading portfolios, they are valued on the basis of market values defined as follows:
  - for contracts listed in organised markets, at the related prices;
  - for other contracts, the values obtained by referring to parameters that are listed or available on normally utilised information channels at the international level, and in any event, determined objectively;
  - if held for hedging purposes, they are treated in the same way as the assets or liabilities hedged. Thus:
  - if they are related to interest-bearing assets or liabilities valued at cost/face value (e.g., deposits or investment securities), the derivative contracts are also valued at cost; the differentials/margins that are settled/accrued during the period flow to interest-comparable income (expense) whenever interest generated by the assets or liabilities hedged is recorded, in the case of specific hedging instruments; or based on the contract term, if hedging is general (in the latter case, for futures or options on securities or interest rates, reference is made to the term of the underlying security, even if notional, and for forward rate agreements to the period of time in relation to which the interest differential is calculated);
  - if the assets or liabilities are interest bearing but are reported at market value (e.g. portfolios of trading securities):
    - the differentials settled or accrued flow to interest, with the exception of those related to single-flow contracts with underlying assets having a life of over one year (e.g., futures and options), which are instead allocated to profits (losses) on financial transactions;
    - derivative contracts are also valued only to the extent of the portion of differentials that is accruing, and the results flow to trading profits (losses);
- finally, if the assets or liabilities hedged are not interest bearing and are reported at market value (e.g., stocks), the derivative contracts used for hedging (options, futures) are also reported at market value, and the results of the valuation flow to trading profits (losses).

For greater clarification on operations for issuing covered warrants (traded by TradingLab Banca SpA), it should be noted that:

- Covered warrants issued (options sold) listed on organised Italian or foreign markets are valued at the price reported on the last significant working day of the period;
- Covered Warrants purchased for hedging purposes by TradingLab are valued, for consistency, at the same price as the covered warrants issued.

3. Equity investments

Equity investments, which constitute financial fixed assets since they are held in the company's assets as long-term investments, are valued at purchase cost including ancillary costs (for the purchase of significant stakes). This amount is adjusted by any writedowns needed to incorporate any permanent loss of value or any writedowns prudentially applied to take into account, among other things, any capital reductions of the companies and market performance (and any reductions in prices for equity investments in the form of listed stocks).

All or a part of the writedowns carried out are eliminated when the reasons giving rise to them no longer apply.

4. Assets and liabilities in foreign currencies (including "off-balance-sheet" transactions)

Assets and liabilities denominated in foreign currencies are valued at the spot exchange rate on the date the period ends.
Financial fixed assets, which are not hedged overall or individually in the spot or forward market, are valued at the exchange rate in effect on their purchase date.

This does not apply to equity investments part-hedged on the spot or forward markets, as these are valued entirely at the spot exchange rate prevailing at the end of the period.

Off-balance-sheet foreign currency transactions are valued at the spot exchange rate at the end of the period for both spot transactions to be settled and forward transactions (outright or repo-related transactions).

In fact, with regard to the latter, in line with the approach for determining forward prices, it was deemed appropriate to treat them as financial transactions equivalent to hedging transactions: deposits in the respective currencies and spot exchange transactions. Thus, the operating structure governed by this approach manages the two components of risk separately:
- that related to the "base," by systematically allocating it to the spot exchange position;
- that related to interest differentials, by reporting it in an appropriate position that treats margins in the same way as interest on deposits, that is on an accrual basis.

As a result, there is no reporting of forward transactions to be valued at exchange rates on the basis of corresponding settlement dates.

Other off-balance-sheet transactions in the form of derivative contracts, are valued using the approach already noted in paragraph 2.3/b.

5. Tangible Fixed Assets

Tangible fixed assets are reported at cost including ancillary costs, in addition to any further incremental expenses, with the exception of revaluations made by law.

The cost of tangible fixed assets, the use of which is limited over time, is depreciated on a straight-line basis in accordance with their remaining useful life.

Any tangible fixed assets, which, at the end date of the period, have experienced a permanent reduction in value, which is lower than the cost or value described above, are reported at such lower value.

6. Intangible fixed assets

Goodwill is amortised over five years.

The cost of patents, intellectual property rights and licenses, trademarks and similar rights and assets, is regularly amortised each period based on their remaining useful life.

Start-up and expansion costs, research and development costs and other capitalised costs are amortised over a period not to exceed five years.

The value of intangible fixed assets is reduced in the event of permanent losses of value.

7. Other Aspects

Amounts due to banks and customers and deposits received in administration are reported at face value.

Securities in issue consisting of bonds, certificates of deposit and bank drafts are also reported at face value, while zero coupon or one-coupon bonds are posted at issuance value increased by the annual capitalisation.

Section 2 TAX-RELATED WRITEDOWNS AND PROVISIONS

2.1 Writedowns made solely in accordance with tax laws.

None

2.2 Provisions made solely in accordance with tax laws

It should be noted that the loan loss reserve was created through a € 16.5 million provision in 2000 in order to obtain the tax benefits under paragraph 3 of Article 71 of Presidential Decree 917/86.

Section 1 LOANS AND ADVANCES

LOANS BY COUNTERPARTY € '000

10. Cash and deposits with central banks and post offices	**44,736**
30. Loans to banks	**52,351,780**
40. Due from customers	**13,253,239**
Total	**65,649,755**

Item 10 "Cash and Deposits with Central Banks and Post Offices"

€ '000

Notes and coin	44,470
Balances with the Treasury, Bank for Deposits and Loans, Postal savings banks, and the Italian Exchange Office	-
Deposits at Banca d'Italia and central banks	266
Other valuables	-
Total	**44,736**

1.1 Detail of Item 30 "Loans to banks"

€ '000

a) Loans to central banks	789,454
b) Securities eligible for refinancing at central banks	-
c) Repo transactions	6,828,763
d) Stock lending	42,519

1.2 Loans and advances to banks

€ '000

	GROSS EXPOSURE	TOTAL WRITEDOWNS	NET EXPOSURE
A. Bad and doubtful debts	**62,605**	**28,568**	**34,037**
A.1. Non-performing loans	21,600	20,612	988
A.2. Doubtful loans	-	-	-
A.3. Loans subject to restructuring	-	-	-
A.4. Restructured loans	-	-	-
A.5. Unsecured loans to countries at risk *	41,005	7,956	33,049
B. Performing loans	**52,317,743**	**-**	**52,317,743**
Total (A+B)	**52,380,348**	**28,568**	**52,351,780**

* Including loans subject to writedown of 29,679.

1.3 Changes in bad and doubtful debts - banks

(€ THOUSANDS)	NON-PERFORMING LOANS	DOUBTFUL LOANS	LOANS SUBJECT TO RESTRUCTURING	RESTRUCTURED LOANS	UNSECURED LOANS TO COUNTRIES AT RISK
A. Initial gross exposure	**-**	**-**	**-**	**-**	**51,515**
A.1 of which: for overdue interest	-	-	-	-	
B. Increases	**21,783**	**-**	**-**	**-**	**41,610**
B.1 Transfers from performing loans	-	-	-	-	186
B.2 Overdue interest	-	-	-	-	-
B.3 Transfers from other categories of bad and doubtful debts	21,600	-	-	-	-
B.4 Other increases *	183	-	-	-	41,424
C. Decreases	**183**	**-**	**-**	**-**	**52,120**
C.1 Transfers to performing loans	-	-	-	-	-
C.2 Write-offs	-	-	-	-	-
C.3 Recoveries	183	-	-	-	-
C.4 Sales proceeds	-	-	-	-	772
C.5 Transfers to other categories of bad and doubtful debts	-	-	-	-	21,600
C.6 Other decreases **			-		29,748
D. Final gross exposure	**21,600**	**-**	**-**	**-**	**41,005**(***)
D.1 of which: for overdue interest	-	-	-	-	

* of which: initial balances from mergers	136	-	-	-	10,238
** of which: transfers to UniCredit Banca	-	-	-	-	9,471
*** of which: subject to writedown					29,679

1.4 Changes in total writedowns on loans to banks

(€ THOUSANDS)	NON-PERFORMING LOANS	DOUBTFUL LOANS	LOANS SUBJECT TO RESTRUCTURING	RESTRUCTURED LOANS	UNSECURED LOANS TO COUNTRIES AT RISK	PERFORMING LOANS
A. Initial total writedowns	**-**	**-**	**-**	**-**	**19,887**	**-**
A.1 of which: for overdue interest	-	-	-	-	-	-
B. Increases	**20,658**	**-**	**-**	**-**	**12,331**	**-**
B.1 Writedowns	9,152	-	-	-	3,171	
B.1.1 of which: for overdue interest	-	-	-	-	-	-
B.2 Use of loan loss reserves	-	-	-	-	-	-
B.3 Transfers from other loan categories	11,460	-	-	-	-	-
B.4 Other increases *	46	-	-	-	9,160	-
C. Decreases	**46**	**-**	**-**	**-**	**24,262**	**-**
C.1 Write-backs from assessments	-	-	-	-	6,766	-
C.1.1 of which: for overdue interest	-	-	-	-	-	-
C.2 Write-backs from recoveries	46	-	-	-	-	-
C.2.1 of which: for overdue interest	-	-	-	-	-	-
C.3 Write-offs	-	-	-	-	-	-
C.4 Transfers to other categories of bad and doubtful debts	-	-	-	-	11,460	-
C.5 Other decreases **	-	-	-	-	6,036	
D. Final total writedowns	**20,612**	**-**	**-**	**-**	**7,956**	**-**
D.1 of which: for overdue interest	-	-	-	-	-	-

* of which: initial balances from mergers	-	-	-	-	9,160	-
** of which: transfers to UniCredit Banca	-	-	-	-	4,758	-

Item 30 "Loans to banks"

€ '000

a) on demand	
Deposits	3,886,861
Loans	137,565
Current accounts for services rendered	30,204,929
Loans to central banks	-
Other Transactions	100,544
	34,329,899
b) Other loans	
Loans to central banks	789,454
Loans under financial leases	-
Deposits	9,173,381
Loans	1,029,632
Non-performing loans	988
Repo transactions	6,828,763
Stock lending	42,519
Bills and notes discounted	23,145
Other types of loans	133,999
	18,021,881
Total	**52,351,780**

1.5 Detail of Item 40 "Loans to customers"

€ '000

a) Securities eligible for refinancing at central banks	-
b) Repo transactions	647,695
c) Stock lending	-

1.6 Secured loans to customers

€ '000

a) By mortgages	**15,189**
b) By charges over:	
1. Cash deposits	44,897
2. Securities	209,394
3. Other valuables	-
	254,291
c) By guarantees provided by:	
1. Governments	-
2. Other government entities	3,560
3. Banks	153,279
4. Other entities	497,620
	654,459
Total	**923,939**

1.7 Loans and advances to customers

€ '000

	GROSS EXPOSURE	TOTAL WRITEDOWNS	NET EXPOSURE
A. Bad and doubtful debts	**283,665**	**136,905**	**146,760**
A.1. Non-performing loans	86,544	63,656	22,888
A.2. Doubtful loans	149,735	64,428	85,307
A.3. Loans subject to restructuring	-	-	-
A.4. Restructured loans	2,376	-	2,376
A.5. Unsecured loans to countries at risk *	45,010	8,821	36,189
B. Performing loans	**13,129,434**	**22,955**	**13,106,479**
Total (A+B)	**13,413,099**	**159,860**	**13,253,239**

* Subject to writedown in the same total amount.

1.8 Changes in bad and doubtful debts - customers

(€ THOUSANDS)	NON-PERFORMING LOANS	DOUBTFUL LOANS	LOANS SUBJECT TO RESTRUCTURING	RESTRUCTURED LOANS	UNSECURED LOANS TO COUNTRIES AT RISK
A. Initial gross exposure	**109,143**	**39,374**	**-**	**38,127**	**64,051**
A.1 of which: for overdue interest	-	-	-	-	-
B. Increases	**1,067,394**	**1,160,387**	**-**	**89,625**	**31,471**
B.1 Transfers from performing loans	93,665	457,742	-	665	13,947
B.2 Overdue interest	13,136	4,369	-	-	-
B.3 Transfers from other categories of bad and doubtful debts	158,268	1,071	-	110	-
B.4 Other increases *	802,325	697,205	-	88,850	17,524
C. Decreases	**1,089,993**	**1,050,026**	**-**	**125,376**	**50,512**
C.1 Transfers to performing loans	343	103,343	-	-	1
C.2 Write-offs	78,517	7,040	-	2	-
C.3 Recoveries	84,153	105,595	-	37,817	2,888
C.4 Sales proceeds	5,600	185	-	-	-
C.5 Transfers to other categories of bad and doubtful debts	1,071	143,853	-	526	13,999
C.6 Other decreases **	920,309	690,010	-	87,031	33,624
D. Final gross exposure	**86,544**	**149,735**	**-**	**2,376**	**45,010** (***)
D.1 of which: for overdue interest	*28*	-	-	-	-

* of which: initial balances from mergers	802,292	697,116	-	88,850	13,154
** of which: transfers toUniCredit Banca	895,648	670,399	-	86,966	10,916
*** Subject to writedown in the same total amount					45,010

1.9 Changes in total writedowns on loans to customers

(€ THOUSANDS)	NON-PERFORMING LOANS	DOUBTFUL LOANS	LOANS SUBJECT TO RESTRUCTURING	RESTRUCTURED LOANS	UNSECURED LOANS TO COUNTRIES AT RISK	PERFORMING LOANS
A. Initial total writedowns	**71,844**	**10,377**	**-**	**17,352**	**21,193**	**20,088**
A.1 of which: for overdue interest	-	-	-	-	-	-
B. Increases	**453,573**	**196,332**	**-**	**24,628**	**7,548**	**386,342**
B.1 writedowns	30,734	63,929	-	-	3,971	119
B.1.1 of which: for overdue interest	*10,536*	*4,369*	-	-	-	*25*
B.2 Use of loan loss reserves	-	-	-	-	-	-
B.3 Transfers from other loan categories	18,969	5,868	-	-	-	-
B.4 Other increases *	403,870	126,535	-	24,628	3,577	386,223
C. Decreases	**461,761**	**142,281**	**-**	**41,980**	**19,920**	**383,475**
C.1 Write-backs from assessments	1	1,510	-	50	6,554	-
C.1.1 of which: for overdue interest	-	-	-	-	-	-
C.2 Write-backs from recoveries	10,603	4,136	-	10,408	-	14
C.2.1 of which: for overdue interest	*1,910*	*2,455*	-	-	-	*4*
C.3 Write-offs	78,517	7,040	-	2	-	1,624
C.4 Transfers to other categories of bad and doubtful debts	255	2,050	-	62	7,393	15,078
C.5 Other decreases **	372,385	127,545	-	31,458	5,973	366,759
D. Final total writedowns	**63,656**	**64,428**	**-**	**-**	**8,821**	**22,955**
D.1 of which: for overdue interest	*28*	-	-	-	-	-

* of which: initial balances from mergers	401,872	126,535	-	24,628	3,577	382,526
** of which: transfers to UniCredit Banca	361,078	122,828	-	31,458	3,577	366,361

Item 40 "Loans to customers"

	€ '000
Bills and notes discounted	45,078
of which: Securities eligible for refinancing at central banks	-
Current accounts	572,902
Medium-term loans and mortgages	
Loans	1,160
Other non-overdraft lending	11,894,630
Non-performing loans	22,888
Repo transactions	647,695
Stock lending	-
Customer subordinated assets	22,881
Other types of loans	46,005
Total	**13,253,239**

Section 2 SECURITIES

Securities held in portfolio included:

	€ '000
20. Treasury notes and similar securities eligible for refinancing at central banks	**1,207,310**
50. Bonds and other debt securities	**14,791,643**
60. Shares, interests and other equity securities	**415,358**
Total	**16,414,311**
of which: investment securities	*13,874,314*

The criteria used for distinguishing investment securities remained unchanged from the prior period. Thus, based on the framework resolutions passed by the Board of Directors:

- **Investment securities** consist of medium or long-term securities, which, on the basis of their characteristics and purpose, are held as permanent investments. They can be broken down into four components: the first three are for securities administered by General Management, and the fourth consists of securities held by units operating abroad.

The procedures for using the assets in each of the four components are indicated below.

– **Investment portfolio**

Investment securities in the classical sense, which are held as a permanent investment; a size limitation has been set for this component of € 4,600 million.

– **Portfolio to optimise the group's capital structure**

This portfolio is used to hold the purchases of those bonds issued by other group entities for the sole purpose of insuring compliance with the capital requirements imposed by the Supervisory Authorities. Due to the special nature of this grouping, no size limits were set in absolute or relative terms.

– **Portfolio resulting from restructured credit facilities**

This portfolio is the result of restructured credit facilities, and is used to hold the bonds resulting from the restructuring of credit facilities, which may be implemented through the conversion to bonds of the bank's exposure to resident and foreign customers. Due to the special nature of this grouping, no size limits were set in absolute or relative terms.

– **Portfolio of securities of the foreign branches**

This portfolio consists of securities held by units operating abroad (including the absorbed branch in Luxembourg) for which a limit has been set of € 5 billion.

- The sole purpose of **trading securities** is to rapidly reconfigure assets and liabilities and invest the group's surplus liquidity. The limit is € 7.75 billion.

2.1 Investment Securities

€ '000

	BOOK VALUE	MARKET VALUE
1. Debt securities	**13,729,832**	**14,114,398**
1.1 Government securities	3,754,128	4,124,950
- listed	*3,754,128*	*4,124,950*
- unlisted		
1.2 Other securities	9,975,704	9,989,448
- listed	*1,880,272*	*1,885,728*
- unlisted	*8,095,432*	*8,103,720*
2. Equity securities	**144,482**	**145,877**
- listed	*1,800*	*1,803*
- unlisted	*142,682*	*144,074*
Total	**13,874,314**	**14,260,275**

Please refer to Part A) of the Notes to the Accounts, Section 1 "Description of Accounting Policies" for the policy used to determine market value.

The comparison between book values and current market values indicates a potential capital gain of €385,961 at the end of 2002. Moreover, it should be noted that to hedge a portion of investment securities, derivative contracts were created, which at the end of the period show a net loss of €95,600. Taking these losses into account, the portfolio under review posted a net capital gain of €290,361 in terms of market value at the end of 2002.

The differences between redemption and book value for fixed and variable-rate investment debt securities, broken down by similar categories, are as follows:

€ '000

	REDEMPTION VALUE *	BOOK VALUE	DIFFERENCE
Long-term treasury bonds	2,149,276	2,172,278	-23,002
Treasury certificates	827,001	827,634	-633
Other Italian government securities	755,000	754,216	784
Other bonds	10,106,847	9,975,704	131,143
Total	**13,838,124**	**13,729,832**	**108,292**

* Redemption value is used to indicate face value.

2.2 Changes in investment securities in the year

(€ THOUSANDS)	UNITS OPERATING IN ITALY	UNITS OPERATING ABROAD	TOTAL
A. Opening balance	**9,439,814**	**469,681**	**9,909,495**
B. Increases	**4,062,844**	**7,689,461**	**11,752,305**
B.1 Purchases	1,066,409	3,255,514	4,321,923
B.2 Write-backs	3,556	7,176	10,732
B.3 Transfers from trading securities	-	-	-
B.4 Other changes *	2,992,879	4,426,771	7,419,650
C. Decreases	**3,680,039**	**4,107,447**	**7,787,486**
C.1 Sales	605,552	1,723,371	2,328,923
C.2 Redemptions	2,988,952	2,290,053	5,279,005
C.3 Writedowns	32,152	1,400	33,552
of which: permanent writedowns	-	-	-
C.4 Transfers to trading securities	-	-	-
C.5 Other changes	53,383	92,623	146,006
D. Closing balance	**9,822,619**	**4,051,695**	**13,874,314**

* The item B.4 Other changes includes securities from the companies absorbed in the S3 reorganisation in the amount of €7,281,442, of which 4,422,271 is related to the Luxembourg branch.

Total write-backs concern securities resulting from restructured foreign credit facilities written down in previous periods and, in particular, involve securities issued by the following countries: Russian Federation, Bulgaria, Bosnia, Poland, Peru, Croatia, Macedonia, and Slovenia.

Total writedowns concern securities resulting from secured and unsecured securities from foreign credit facilities (3,351), securities resulting from securitisation transactions (4,286), and shares in closed-end funds (25,915).

2.3 Trading securities

€ '000

	BOOK VALUE	MARKET VALUE*
1. Debt securities	**2,269,121**	**2,270,481**
1.1 Government securities	1,091,372	1,091,394
- listed	*1,090,887*	*1,090,887*
- unlisted	*485*	*507*
1.2 Other securities	1,177,749	1,179,087
- listed	*965,249*	*965,249*
- unlisted	*212,500*	*213,838*
2. Equity securities	**270,876**	**272,620**
- listed	*250,760*	*250,760*
- unlisted	*20,116*	*21,860*
Total	**2,539,997**	**2,543,101**

* Please refer to Part A) of the Notes to the Accounts, Section 1 "Description of Accounting Principles" for the policy used to determine market value.

2.4 Changes in trading securities in the year

€ '000

A. Opening balance	**3,395,441**
B. Increases	**23,395,911**
B.1 Purchases	21,568,405
– Debt securities	17,415,949
Government securities	11,692,202
Other securities	5,723,747
– Equity securities	4,152,456
B.2 Write-backs and revaluations	14,784
B.3 Transfers from investment securities	-
B.4 Other changes *	1,812,722
C. Decreases	**24,251,355**
C.1 Sales and redemptions	24,174,034
– Debt securities	19,833,377
Government securities	12,819,487
Other securities	7,013,890
– Equity securities	4,340,657
C.2 Value adjustment and writedowns	16,860
C.3 Transfers to investment securities	-
C.4 Other changes	60,461
D. Closing balance	**2,539,997**

* The item B.4 Other changes includes securities resulting from companies absorbed in the S3 reorganisation in the amount of 1,691,331 (of which 662,400 is related to Equity securities) and 61,116 from the merger of OnBanca.

Section 3 EQUITY INVESTMENTS

Equity investments, presented as asset items 70 and 80 on the Balance Sheet, are as follows:

	€ '000
70. Equity investments	**1,885,466**
80. Equity investments in Group companies	**10,261,618**
Total	**12,147,084**

In this regard, it should be noted that for the equity investments held as at 31.12.1992, the book value as at that date was used as "purchase cost."

3.1 Significant equity investments

(€ THOUSANDS)	SHAREHOLDERS' EQUITY as at 31.12.2002	PROFIT/LOSS as at 31.12.2002 (A)		% HELD	BOOK VALUE		PRO-RATA SHAREHOLDERS' EQUITY
A. SUBSIDIARIES							
a) Equity investments in banks							
1. Listed							
BANK PEKAO S.A. Warsaw	1,751,659	199,394		53.17	1,215,180	(1)	931,357
ZAGREBACKA BANKA D.D. Zagreb	548,102	77,794	(B)	81.91	498,714	(1)	449,334
2. Unlisted							
BANCA MEDIOCREDITO S.p.A. Turin	360,041	16,983		92.23	280,488		332,066
BULBANK A.D. Sofia	262,566	39,678		85.20	315,550	(1)	223,706
CASSA DI RISPARMIO DI TRIESTE BANCA D.D. Zagreb	18,625	1,247	(C)	80.20	14,278		14,937
CLARIMA S.p.A. Milan	40,092	-35,369		100.00	40,113	(2)	40,092
UNIBANKA A.S. (formerly POL'NOBANKA) Bratislava	65,457	5,425		76.29	80,289	(1)	49,937
UNICREDIT BANCA MOBILIARE S.p.A. Milan	763,749	290,937		100.00	232,405		763,749
UNICREDIT BANCA S.p.A. (formerly CREDITO ITALIANO S.p.A.) Genoa	7,253,681	945,842		100.00	5,748,270		7,253,681
UNICREDIT ROMANIA SA (formerly DEMIRBANK ROMANIA SA) Bucharest	19,246	2,898		99.84	26,831	(1)	19,215
UNICREDITO GESTIONE CREDITI SPA BANCA PER LA GESTIONE DEI CREDITI (formerly Mediovenezie Banca S.p.A.) Verona	78,073	5,675	(D)	97.81	70,544		76,363
UNICREDITO ITALIANO BANK (IRELAND) PLC Dublin	578,059	34,677		100.00	538,669		578,059
XELION BANCA S.p.A. (formerly XELION SIM S.p.A.) Milan	92,063	-52,534		100.00	92,063		92,063
ZAGREBACKA BANKA BH D.D. Mostar	26,156	4,489	(E)	8.55	1,496		2,236

(Significant equity investments, continued) (€ THOUSANDS)		SHAREHOLDERS' EQUITY as at 31.12.2002	PROFIT/LOSS as at 31.12.2002 (A)	% HELD	BOOK VALUE	PRO-RATA SHAREHOLDERS' EQUITY
b) Equity investments in financial institutions						
1. listed						
LOCAT S.p.A. Bologna		308,923	42,552	88.08	156,818	272,099
2. unlisted						
AUGES S.p.A. SIM (in liquidation) Verona		199	- 60	100.00	199	199
C.R.TRIESTE IRELAND LTD Dublin		39,275	1,065	(F) 99.99	38,211	39,271
CARIVERONA IRELAND PLC Dublin		213,911	7,242	100.00	206,583	213,911
FIDA FINANZIARIA D'AFFARI SIM S.p.A. Turin	(G)	1,555	- 46	100.00	1,526	1,555
PIONEER FUNDS MANAGEMENT Ltd. (in members' voluntary liquidation) Dublin		-	-	(H) 100.00	-	-
PIONEER GLOBAL ASSET MANAGEMENT S.p.A. Milan		624,520	- 273,658	100.00	624,520	624,520
TYRERESCOM LTD Dublin		24,851	1,215	100.00	23,636	24,851
UNICREDIT DELAWARE INC. Dover		115	10	100.00	24	115
UNICREDITO ITALIANO CAPITAL TRUST I Newark (Delaware)		1	-	100.00	1	1
UNICREDITO ITALIANO CAPITAL TRUST II Newark (Delaware)		1	-	100.00	1	1
UNICREDITO ITALIANO FUNDING LLC I Dover (Delaware)		2	-	100.00	2	2
UNICREDITO ITALIANO FUNDING LLC II Dover (Delaware)		2	-	100.00	2	2
UNIRISCOSSIONI S.p.A. Turin		14,667	340	100.00	13,458	14,667
c) Equity investments in other companies						
1. Listed						
negative						
2. Unlisted						
CASSA & ASSICURAZIONI S.p.A. (in liquidation) Verona		199	- 45	65.00	130	130
ON INVESTMENT SERVICES Srl Milan		53	- 46	98.10	49	52
SOCIETA' TRASPORTO TELEMATICO S.p.A. Verona		6,702	504	56.67	2,933	3,798
TRIVIMM S.p.A. Verona		1,718	4	(I) 29.00	135	498
UNICREDIT AUDIT S.p.A. Milan	(L)	100	-	100.00	100	100
UNICREDIT ENERGIA S.C.R.L. Milan		10	-	96.00	10	10
UNICREDIT PRODUZIONE ACCENTRATE S.p.A. Milan		5,853	2,242	99.01	3,000	5,795
UNICREDIT SERVIZI CORPORATE S.p.A. (formerly UniCredit Banca d'Impresa S.p.A. Verona) Milan		6,238	- 62	100.00	6,300 (2)	6,238
UNICREDIT SERVIZI INFORMATIVI S.p.A. Milan		30,178	8,343	100.00	22,790	30,178
UNICREDIT SERVIZI PRIVATE S.p.A. (formerly UniCredit Private Banking S.p.A. Turin) Milan		6,234	- 66	100.00	6,300 (2)	6,234
Total for item 80					**10,261,618**	

(Significant equity investments, continued) (€ THOUSANDS)		SHAREHOLDERS' EQUITY as at 31.12.2002	PROFIT/LOSS as at 31.12.2002 (A)	% HELD	BOOK VALUE		PRO-RATA SHAREHOLDERS' EQUITY
B. COMPANIES SUBJECT TO SIGNIFICANT INFLUENCE							
a) Equity investments in banks							
1. Listed							
2. Unlisted							
BANCA CASSA DI RISPARMIO DI SAVIGLIANO S.p.A. Savigliano (CN)	(M)	55,123	3,102	31.01	16,702		17,094
CASSA DI RISPARMIO DI BRA S.p.A. Bra (CN)	(M)	43,523	2,124	31.02	13,441		13,501
CASSA DI RISPARMIO DI FOSSANO S.p.A. Fossano (CN)	(M)	70,930	2,870	23.08	16,693		16,371
CASSA DI RISPARMIO DI SALUZZO S.p.A. Saluzzo (CN)	(M)	63,136	4,256	31.02	19,454		19,585
b) Financial institutions							
1. Listed							
2. Unlisted:							
CASSA DI LIQUIDAZIONE E GARANZIA S.p.A. Trieste	(M)	1,513	29	24.61	199		372
DEMIR ROMLEASE S.A. Bucharest		4,290	729	36.33	1,589	(1)	1,559
FIDIA - Fondo Interbancario d'Investimento Azionario S.G.R. S.p.A. Milan	(M)	16,115	2	25.00	3,873		4,029
KOÇ FINANSAL HIZMETLER A.S. Istanbul	(P)	212,641	-2,567	50.00	246,454	(1)	106,321
LA COMPAGNIE FIDUCIAIRE S.p.A. (in liquidation) Milan	(M)	43	-14	30.00	7		13
LISEURO S.p.A. Udine		3,632	310	35.11	455		1,275
MILANO INNOVAZIONE S.G.R.p.A. Sesto s. Giovanni (MI)	(N)	300	-	33.30	100		100
S.F.E.T. - SOCIETA' FRIULANA ESAZIONE TRIBUTI S.p.A. Udine	(M)	4,871	16	33.33	516		1,624
c) EQUITY INVESTMENTS IN OTHER COMPANIES							
1. Listed							
2. Unlisted							
ARGENTEA S.p.A. Trento	(M)	570	64	26.00	72		148
AUTOSTRADA BS VR VI PD S.p.A. Verona	(M)	307,686	26,428	20.33	1		62,553
BALDINI & CASTOLDI S.p.A. Milan	(M)	431	43	30.00	129		129
CONSORZIO CA.RI.CE.SE. Bologna		1,624	-	33.59	2,422	(3)	546
INIZIATIVE URBANE S.p.A. Trento		8,434	-295	27.78	2,343		2,343
S.T.O.A. S.p.A. (in liquidation) Venice	(O)	323,480	-47,254	22.22	..		71,877
SELEZIONE TERZA S.r.l. Rome		34	24	50.00	..		17
SERIN Srl Trento	(M)	67	-21	20.00	20	(4)	13
Total (amount included in Item 70)					**324,470**		

(A) Amount already included in "Shareholders' equity" in the previous column.
(B) *82.16% represented by capital stock with voting rights.*
(C) The share held and the book value include the equity interest held by Finest (3.75% for a total of €609,171) subject to a commitment to purchase by February 2005 and for which UniCredito Italiano exercises its voting rights. The purchase of the above-mentioned share by UniCredito Italiano was completed in February 2003.
(D) *100% related to the entire capital with voting rights (the subsidiary holds 175,000 shares of its own stock).*
(E) In addition to the 79.36% held by Zagrebacka Banka d.d. (79.28%) and Varazdinska Banka d.d. (0.08%).
(F) In addition to the 1 share held by Cassa di Risparmio di Trieste Banca d.d.
(G) figures from Company accounts as at 30 June 2002.
(H) The subsidiary carried out the final liquidation allocation and requested cancellation from the local Company Register.
(I) In addition to the 48% held through UniCredito Gestione Crediti SpA, a credit management bank (underwritten capital stock in the amount of €1,032,912, of which €490,632 is paid up).
(L) *Newly established company, for which only the capital stock in the amount of €100,000 is shown.*
(M) Shareholders' equity and the results for the fiscal year are based on the accounts of 2001.
(N) Newly established company, for which only capital stock of € 1,000,000 is reported, of which 3/10 has been paid up.
(O) figures from the final accounts for liquidation as at 18 April 1997.
(P) Provisional figure in that the Accounts for 2002 are to be approved on 25 March 2003.

With regard to the above table, it should be noted that:

- shareholders' equity and net profit/loss for each company held were taken from the 2002 accounts approved at the respective shareholders' meetings, or from the draft 2002 accounts approved by the respective Boards of Directors; where these figures were not available, they were taken from the most recently published accounts.
- *for foreign companies, the amounts have been converted to euros at the exchange rate prevailing at fiscal year-end;*
- the stake held is that held directly by the Parent Company, excluding the percentage applicable to other Group companies;
- the difference between book value and the lower value corresponding to the fraction of shareholders' equity is justified by:
  (1) the higher cost incurred at the time of the purchase or increase in the stake held and maintained in the Accounts in relation to the existence of reasons justifying the payment of the increase.
  (2) the loss for the period resulting from expenses related to company incorporation. In fact, the company was formed in September 2002 as part of the S3 reorganisation and began operations in January 2003.
  (3) *the higher cost incurred at the time of the purchase or increase in the stake held and maintained in the Accounts in relation to the continued existence of reasons* justifying the payment of the increase. The object of the shareholding, which broke even for the fiscal year, is to provide services to the members of the consortium; therefore, it is not a for-profit business, and income for the members is a result of the lower fees they are required to pay.
  (4) *losses for the period of a non-permanent nature for the first years of activity of the company. It is believed that shareholders' equity and book values will be realigned* in consideration of the expected growth in the company's operations and in the resulting profits.

Other Equity Investments

(€ THOUSANDS)	% HELD	VALUE AT COST	TOTAL WRITEDOWNS	BOOK VALUE		PRO-RATA SHAREHOLDERS' EQUITY
a) Equity investments in banks						
1. Listed						
BANCA NAZIONALE DEL LAVORO S.p.A. Rome	0.01	101	-	100		499
BANQUE COMMERCIALE DU MAROC Casablanca	3.00	5,588	-	5,588		16,008
CAPITALIA S.p.A. Rome	0.02	1,999	1,480	519		1,255
COMMERZBANK AG Frankfurt	1.13	147,299	89,264	58,035		98,733
FINECOGROUP S.p.A. (formerly BIPOP-CARIRE) Brescia	0.06	782	212	570	(1)	524
INTESABCI S.p.A. Milan	..	103	-	103		450
MEDIOBANCA - BANCA DI CREDITO FINANZIARIO S.p.A. Milan	7.83	410,686	-	410,686	(1)	215,290
2. Unlisted						
BANCA D'ITALIA Rome	10.77	46,513	-	46,513		2,444,115
BANQUE GALLIERE SA Paris	17.50	7,827	7,827	..		..
EFIBANCA S.p.A. ENTE FINANZIARIO INTERBANCARIO Rome	0.16	256	-	256		560
EUROCLEAR BANK S.A. Brussels	..	..	-	..		..
ISVEIMER S.p.A. (in liquidation) Naples	0.03	89	89	..		..
LIBRA BANK PLC. *(in members' voluntary liquidation)* London	7.07	..	..	..		..

(Other Equity Investments, continued)

(€ THOUSANDS)		% HELD	VALUE AT COST	TOTAL WRITEDOWNS	BOOK VALUE		PRO-RATA SHAREHOLDERS' EQUITY
MEDIOCREDITO DEL FRIULI - VENEZIA GIULIA S.p.A. Udine		1.40	550	-	550		1,503
MEDIOCREDITO TRENTINO ALTO ADIGE S.p.A. Trento		9.35	7,130	-	7,130		11,879
POSTABANK RT Budapest		0.002	632	632	..		..
b) Equity investments in financial institutions							
1. Listed							
2. Unlisted							
ABE CLEARING COMPANY SAS Paris		1.39	1	-	1		1
AGENZIA PER LO SVILUPPO S.p.A. Rovereto (TN)		1.87	376		376	(2)	340
AUGUSTO S.r.l. Milan		5.00	..	-	..		..
AURORA PRIVATE EQUITY MANAGEMENT COMPANY S.A. Luxembourg	(A)	9.84	3	-	3		3
AXA SIM S.p.A. Milan		3.80	1,485	1,397	88		166
BORSA ITALIANA S.p.A. Milan		11.11	48,363	-	48,363	(2)	20,555
BORSA MERCI TRIESTE S.p.A. Trieste		10.00	13	2	11		11
CENTRO FACTORING S.p.A. Firenze		2.84	1,014	341	673		843
CENTRO LEASING S.p.A. Firenze		5.18	8,023	2,471	5,552		6,483
CENTRO PENSIONI COMPLEMENTARI REGIONALI S.p.A. Bolzano		0.34	103	-	103		279
CLS GROUP HOLDING A.G. Zurigo		1.50	5,375	3,013	2,362		2,362
COFISA - Compagnia Finanziaria e di Investimenti S.p.A. (in liquidation) Milan		2.36	215	215	..		..
COLOMBO S.r.l. Milan		5.00	1.111	1.111	..		..
CONFIDICOOP MARCHE Scrl Ancona		1.31	16	-	16		70
CONSORS ON LINE BROKER SIM S.p.A. (in liquidation) Milan		5.95	4,205	4,205	..		..
CONSORTIUM S.r.l. Milan		18.35	137,418	15,483	121,935		121,935
CREDIFARMA S.p.A. Rome		17.00	1,291	-	1,291		1,392
DIOCLEZIANO S.r.l. Milan		5.00	..	-	..		..
e-MID S.p.A. Milan		3.68	220	-	220		253
EPTAFID Sp.A. Milan		15.70	218	-	218		231
EUROCASSE SIM S.p.A. (in liquidation) Milan		3.04	169	169	..		..
EUROCLEAR P.L.C. London		0.42	230	-	230		5,258

(Other Equity Investments, continued)

(€ THOUSANDS)		% HELD	VALUE AT COST	TOTAL WRITEDOWNS	BOOK VALUE		PRO-RATA SHAREHOLDERS' EQUITY
EUROFIDI CONSORZIO GARANZIA FIDI Turin		7.69	609	-	609		2,172
FI.L.SE. S.p.A. - Finanziaria Ligure per lo Sviluppo Economico Genoa		1.20	215	-	215		249
FINANZIARIA SVILUPPO S.p.A. Milan		6.78	81	33	48		48
FINAOSTA S.p.A. Aosta		10.71	10,342	-	10,342		13,303
Società Finanziaria di Promozione della Cooperazione Economica con i Paesi dell'Est Europeo - FINEST S.p.A. Pordenone		2.04	2,713	-	2,713		3,166
FINMOLISE S.p.A. Campobasso		11.84	1,001	-	1,001		1,965
FINPIEMONTE S.p.A. Turin		12.15	5,441	-	5,441		6,891
FINPUGLIA S.p.A. Bari		0.03	3	..	3		3
FRIULIA S.p.A. Trieste		2.00	1,023	-	1,023		5,242
FRIULIA LIS S.p.A. Udine		2.73	471	-	471		1,131
INTESA HOLDING ASSET MANAGEMENT S.p.A. Milan		1.39	540	-	540		2,235
INTESA LEASING S.p.A. Milan		0.06	22	-	22		111
LAZIO LIS S.p.A. (in liquidation) Rome		0.29	10	10	..		..
PAR.FIN - Società di partecipazione e servizi finanziari S.p.A. (in bankruptcy) Bari		0.02	11	11	..		..
PENSPLAN INVEST SOCIETA' DI GESTIONE DEL RISPARMIO S.p.A. Bolzano		4.44	439	-	439		439
RETEX MISURA 5 - PROGRAMMA DI INIZIATIVA COMUNITARIA Venice		7.01	567	48	519		519
CARTASI' SPA (formerly Servizi interbancari SpA) Rome		9.05	1,878	-	1,878		5,020
S.I.A. S.p.A. Milan		2.76	913	-	913		1,968
SOCIETA' ITALIANA PER LE IMPRESE ALL'ESTERO SIMEST S.p.A. Rome		1.80	2,624	-	2,624		3,723
SOCIETA' PER IL MERCATO DEI TITOLI DI STATO S.p.A. Rome		5.00	2,827	-	2,827	(2)	2,597
SOCIETA' REGIONALE GARANZIA MARCHE Scarl Ancona	(B)	11.66	338	-	338		1,166
TECNOFIN TRENTINA S.p.A. Trento		1.87	496	-	496		590
VENETO SVILUPPO S.p.A. Venice		15.30	3,134	-	3,134		3,634

(Other Equity Investments, continued)

(€ THOUSANDS)		% HELD	VALUE AT COST	TOTAL WRITEDOWNS	BOOK VALUE		PRO-RATA SHAREHOLDERS' EQUITY
c) other							
1. Listed							
HOLDING DI PARTECIPAZIONI INDUSTRIALI S.p.A. Milan	(C)	0.92	19,616	4,726	14,890	(1)	10,094
IMMOBILIARE LOMBARDA S.p.A. Milan		11.16	25,238	17,421	7,817		22,009
S.M.I. SOCIETA' METALLURGICA ITALIANA S.p.A. Rome	(D)	0.31	1,401	364	1,037		1,397
THAI PETROCHEMICAL INDUSTRY P.L.C. Bangkok		0.13	828	805	23		23
2. Unlisted							
24 ORE TELEVISION S.p.A. Milan		0.99	67	-	67	(2) (4)	26
A.M.I.A. Asset S.p.A. Rimini		0.23	3	-	3		4
A.M.I.R. S.p.A. Rimini		0.32	76	-	76		82
ACQUE GRANDA S.p.A. Cuneo		9.75	52	3	49		49
AEROPORTI VICENTINI S.p.A. Vicenza		0.30	36	28	8	(3)	5
AEROPORTO DEL MOLISE S.p.A. Campobasso		9.00	10	3	7		7
AEROPORTO G. MARCONI S.p.A. Bologna		3.80	444	-	444		2,459
ALTO GARDA SERVIZI - COMMERCIALE S.p.A. Riva del Garda (TN)		1.23	1	-	1		1
ALTO GARDA SERVIZI S.p.A. Riva del Garda ((TN)		1.23	205	-	205		228
AMFA S.p.A. Rimini		0.29	34	-	34		38
B. GROUP S.p.A. Bologna	(E)	5.56	1,888	-	1,888		1,888
B.I.G. BENI IMMOBILI GESTITI S.p.A. Rome		4.32	516	-	516	(2) (4)	54
BANKSIEL - Società d'Informatica e Organizzazione S.p.A. Milan		7.00	3,090	-	3,090		3,231
BASKET TRIESTE Srl Trieste		10.57	100	93	7		7
BEOFINEST A.D. Belgrado		18.75	69	69	..		..
BIO ENERGIA FIEMME S.p.A. Cavalese (TN)		6.25	258	-	258	(4)	254
BUSINESS DATEBANKEN INTERNATIONAL (in liquidation) Frankfurt		3.33	9	8	1		1
C.A.A.B. SCPA - CENTRO AGROALIMENTARE DI BOLOGNA Bologna		2.19	963	365	598		727
C.T.E. - CENTRO TRENTINO ESPOSIZIONI SCARL Trento		4.24	16	-	16		21
CAAT - Centro Agro-Alimentare Torino - S.c.p.A. Grugliasco (TO)		1.68	857	116	741		741
CEDACRINORD S.p.A. Collecchio (PR)		7.69	6,714	-	6,714	(2)	2,781

(Other Equity Investments, continued)

(€ THOUSANDS)		% HELD	VALUE AT COST	TOTAL WRITEDOWNS	BOOK VALUE		PRO-RATA SHAREHOLDERS' EQUITY
Ce.D.IM. Centro Documentazione per le Imprese Srl (in bankruptcy) Ancona		8.78	46	46	..		..
CENTRALE DEI BILANCI s.r.l. - Società per gli Studi Finanziari Turin		9.97	4,522	-	4,522		5,026
CENTRALE RISCHI FINANZIARIA - CRIF S.p.A. Bologna		5.05	130	-	130		435
Ce.P.I.M. CENTRO PADANO INTERSCAMBIO MERCI S.p.A. Fontevivo (PR)		2.13	235	-	235		348
CENTRO SVILUPPO S.p.A. Aosta		1.25	13	-	13		13
CENTRO TECNOFIN SERVIZI S.p.A. Rovereto		1.69	200	-	200		221
CFN CLASS FINANCIAL NETWORK S.p.A. Milan		1.24	39	-	39	(2)	28
CILME-MULTITEL S.p.A. Milan		3.05	361	-	361	(2)	285
CITTA DEGLI STUDI S.p.A. Biella		0.55	123	68	55		55
CO.MI.ZO - Cons. per il Miglioramento Zootecnico della Marca Trevigiana Fontane di Villorba (TV)	(F)	8.29	..	-	..		..
COMPAGNIA INVEST. E SVILUPPO C.I.S. S.p.A. Villafranca (VR)		4.00	541	21	520		570
CONSORZIO AGRARIO DI TREVISO E BELLUNO S.C.R.L. Treviso	(G)	17.54	..	-	..		..
CONSORZIO AGRARIO DI VERONA E VICENZA S.C.R.L. Verona		0.02	..	-	..		..
CONSORZIO AGRARIO DI MANTOVA S.C.R.L. Mantova		0.02	..	-	..		..
CONSORZIO DISTRETTO TECNOLOGICO DEL CANAVESE Ivrea		3.28	15	3	12		12
CONSORZIO BANCARIO SIR (in liquidation) Rome		0.01	..	-	..		..
CONSORZIO PER L'AEREOPORTO FRIULI-VENEZIA GIULIA Ronchi dei Legionari (GO)	(H)	0.33	..	-	..		..
CONSORZIO PROMOTRIESTE Trieste	(I)	5.49	..	-	..		..
CONSULSERVICE Srl (in liquidation) Rome		2.66	1	1	..		..
COSECON S.p.A. Conselve (PD)		1.63	247	-	247		248
E.C. BIC PIEMONTE SPA *(in liquidation)* Turin		9.86	103	103	..		..
E.R.V.E.T. POLITICHE PER LE IMPRESE S.p.A. Bologna		4.13	548	26	522		536
EDIPOWER S.p.A. Milan		10.00	100,058	-	100,058	(4)	100,057
ELSAG BANKLAB S.p.A. Genoa		0.32	267	245	22		23

(Other Equity Investments, continued)

(€ THOUSANDS)		**% HELD**	**VALUE AT COST**	**TOTAL WRITEDOWNS**	**BOOK VALUE**		**PRO-RATA SHAREHOLDERS' EQUITY**
ENTE AUTONOMO FIERA DI TRIESTE Trieste		5.51	33	-	33		83
EUROS S.p.A. Rome		0.10	9	..	9		10
FIERA DI FORLI' S.p.A. Forlì		1.52	96	2	94		94
FINCANTIERI CANTIERI NAVALI ITALIANI S.p.A. Trieste		3.03	10,329	-	10,329		12,170
FINEZIT S.p.A. (in liquidation) Trieste		4.50	33	25	8		8
FINPORTO S.p.A. (in liquidation) Trieste		1.17	30	18	12		12
FRIULGIULIA-CIEST Trieste		0.13	..	-	..		..
FUNIVIE ALPE CERMIS S.p.A. Cavalese (TN)	(L)	5.62	312	-	312		421
FUNIVIE BUFFAURE Srl Pozza di Fassa (TN)		1.40	103	25	78		78
H.E.R.A. S.p.A. Bologna		0.02	127	-	127		193
IDEA GROUP S.p.A. Bologna		15.00	284	-	284	(3)	117
IDROENERGIA S.c.r.l. Aosta		0.07	1	-	1		1
INIZIATIVA S.p.A. (in liquidation) Venice		7.79	62	62	..		..
INTERBRENNERO S.p.A. Trento		4.55	330	-	330		585
INTERPORTO BOLOGNA S.p.A. Bologna		8.12	1,156	-	1,156		1,862
INTERPORTO DI PADOVA S.p.A. Padova		1.02	296	-	296		383
INTERPORTO DI ROVIGO S.p.A. Rovigo		2.54	220	-	220	(3)	199
ISTICA - ISTITUTO IMMOBILIARE DI CATANIA S.p.A. Catania		0.52	..	-	..		..
ISTITUTO EUROPEO DI ONCOLOGIA S.r.l. Milan		7.46	8,406	3.721	4,685		4,700
ISTITUTO PER L'ECICLOPEDIA DELLA BANCA E DELLA BORSA I.E.B.B. S.p.A. Rome		6.68	102	64	38		41
ISTUD - ISTITUTO STUDI DIREZIONALI S.p.A. Milan		0.50	3	-	3		4
KATAWEB S.p.A. Rome		5.00	157,895	157,750	145		145
LINGOTTO S.p.A. Turin		15.65	22,466	22,466	..		..
MANTOVA INTERPORTO S.p.A. Mantova		4.17	26	-	26	(3)	25
METIS - SOCIETA' DI FORNITURA DI LAVORO TEMPORANEO S.p.A. Milan		12.50	1,291	429	862		862
M.I.A.C. Mercato Ingrosso Agroalimentare SC.P.A. Cuneo		4.10	284	67	217		217

(Other Equity Investments, continued)

(€ THOUSANDS)		% HELD	VALUE AT COST	TOTAL WRITEDOWNS	BOOK VALUE		PRO-RATA SHAREHOLDERS' EQUITY
NOMISMA - SOCIETA' DI STUDI ECONOMICI S.p.A. Bologna		4.35	439	223	216	(5)	212
NORTEL INVERSORA S.A. Buenos Aires		0.19	4,934	4,934	..		..
NUOVA PANAROTTA S.p.A. Pergine Valsugana (TN)		0.42	25	21	4		4
OLIMPIA S.p.A. Milan		10.00	520,088		520,088	(6)	503,568
PARTECO S.r.l. (in liquidation) Milan		10.00	34	34	..		..
PASSANTE DEL NORD-EST S.C.P.A. Mestre	(M)	5.00	38		38		38
PEDEMONTANA VENETA S.p.A. Verona	(N)	5.00	45		45		45
PONTI ENGINERING Scrl Cerbara		2.00	5	1	4		11
PROFINGEST (CONSORZIO) - Istituto per la la promozione della ricerca e dell'insegnamento sulla finanza e sulla gestione d'impresa Bologna		12.08	285	103	182		182
PROMO Scrl - Società per la promozione dell'economia modenese Modena		0.36	11		11		11
QCHANNEL S.p.A. Rome		5.00	792	792	..		..
RAGGIO DI SOLE FINANZIARIA S.p.A. (in liquidation) Milan	(O)	2.08	574	574	..		..
RIMINITERME S.p.A. Miramare di Rimini		0.36	18		18		21
S.I.CRE.F. Srl (in bankruptcy) Verona		16.00	43	43	..		..
S.W.I.F.T. -Society for Worldwide Interbank Financial Telecommunication La Hulpe		0.49	64		64		609
S.A.I.A. S.p.A.- Società Aree Industriali e Artigianali Verbania (NO)		10.00	233		233		335
SCHEMAVENTOTTO S.p.A. Moncalieri (TO)		6.67	88,486		88,486	(7)	71,788
SENTIERI VIVI S.p.A. Trento		10.00	60		60	(4)	12
SERENISSIMA INFRACOM S.p.A. Verona		11.24	34,323		34,323	(2)	16,801
SITEBA SISTEMI TELEMATICI BANCARI S.p.A. Rome		4.91	154		154		603
SOCIETA' ITALIANA PER IL TRAFORO DEL CIRIEGIA-MERCANTOUR - SI.TRA.CI. S.p.A. Cuneo		6.97	538		538		722
SKILLPASS S.p.A. Rome		12.50	1,291	406	885		885
SOCIETA' DELLA FERROVIA FRIULANA S.p.A. (in liquidation) Gorizia		18.57	..		..		..
SOCIETA' PER I SERVIZI BANCARI - SSB S.p.A. Milan		7.03	650		650		6,401

(Other Equity Investments, continued)

(€ THOUSANDS)		% HELD	VALUE AT COST	TOTAL WRITEDOWNS	BOOK VALUE	PRO-RATA SHAREHOLDERS' EQUITY
SOCIETA' DI COOPERAZIONE AGRICOLA S.p.A. (in liquidation) Sanremo (IM)		3.75	60	39	21	21
TESINO S.p.A. Castello Tesino (TN)		5.75	188	114	74	74
TRENTINO SERVIZI S.p.A. Rovereto (TN)		1.96	1,094	-	1,094	4,900
TRENTO FIERE S.p.A. Trento		0.65	32	-	32	44
TREVISO GLOCAL Scarl Treviso	(P)	10.00	10	-	10	10
UNIBON SALUMI SCarl Modena	(Q)	2.80	1,550	-	1,550	1,899
VAL RENDENA FUNIVIE S.p.A. Pinzolo (TN)		10.71	517	80	437	437
TOTALS			**1,905,516**	**344,520**	**1,560,996**	**3,792,997**

Notes related to "Other equity investments"

(A) 9.68% of capital stock.
(B) 0.11% of the voting rights.
(C) 0.96% of capital stock.
(D) 0.34% of capital stock.
(E) Subscribed capital stock of € 45,000,000, of which € 33,975,000 paid up.
(F) 1.17% of the voting rights.
(G) 0.01% of the voting rights.
(H) 3.56% of the voting rights.
(I) 2.38% of the voting rights.
(L) Subscribed capital stock of € 7,650,390, of which € 5,825,119 paid up.
(M) Subscribed capital stock of € 2,500,000, of which 3/10 paid up.
(N) Subscribed capital stock of € 3,000,000, of which 3/10 paid up.
(O) 2.91% of capital stock.
(P) Newly established company, for which only the proportional share of capital stock is shown.
(Q) 3.03% of the voting rights.

With regard to the table of "Other Equity Investments," it should be noted that:

- the shareholders' equity of each company held was that reflected in the latest approved accounts, net of the share of dividends, or in available management accounts, taking into account stock issue carried out in 2002. For holding companies, consolidated shareholders' equity is provided.
- if the value of the equity interest is totally written down or insignificant, the related proportional share of shareholders' equity is indicated.
- the difference between book value and the lower value corresponding to the fraction of shareholders' equity is justified by:
  (1) higher market value;
  (2) the higher cost incurred at the time of the purchase or increase in the stake held and shown in accounts in relation to the positive performance of the company and the continued existence of the reasons justifying the payment;
  (3) the expected sale of the equity investment which then took place at book value in January 2003;
  (4) losses for the period of a non-permanent nature for the first years of activity of the company.
  (5) the loss for fiscal year 2000. It is believed that shareholders' equity and book values will be realigned in consideration of the expected growth in the company's operations and in the resulting profits.
  (6) the losses for the previous period and the situation as at 30.9.2002, which were primarily the result of interest expenses related to debt incurred to finance a part of the purchase of Olivetti shares. In addition, it should be noted that the agreements executed with the Pirelli group provide, among other things, provisions to protect the investment made by UniCredito Italiano.
  (7) consolidated losses for the period applicable to the group, due largely to the annual amortisation of the goodwill paid by the company for the purchase of 30% of the capital of Autostrade S.p.A.

3.2 Asset and liability positions with Group companies

3.3 Asset and liability positions with affiliated companies *(other than Group companies)*

€ '000

	ASSET AND LIABILITY POSITIONS WITH GROUP COMPANIES	ASSET AND LIABILITY POSITIONS WITH AFFILIATED COMPANIES *(OTHER THAN GROUP COMPANIES)*
a) Assets		
1. Loans to banks	47,130,189	1,025,638
of which: subordinated portion		
2. Loans to financial institutions	9,788,987	9,494
of which: subordinated portion	*17,278*	*5,603*
3. Loans to other customers	10	54,863
of which: subordinated portion		
4. Bonds and other debt securities	6,638,291	268,996
of which: subordinated portion	*2,789,020*	
Total Assets	**63,557,477**	**1,358,991**
b) Liabilities		
1. Due to banks	36,297,826	44,242
2. Due to financial institutions	863,448	3,774
3. Due to other customers	-	16
4. Securities in issue	3,521,686	-
5. Subordinated debt	1,758,132	-
Total Liabilities	**42,441,092**	**48,032**
c) Guarantees and commitments		
1. Guarantees given	1,649,500	11,433
2. Commitments	1,072,795	30,312
Total Guarantees and commitments	**2,722,295**	**41,745**

Asset and liability positions with Group companies and affiliated companies not part of the Group

Existing assets and liabilities related to group companies as at 31/12/2002, as defined by art. 4 of Legislative Decree no. 87/92, as well as those related to equity investments on which the bank has substantial influence, are as follows:

GROUP COMPANIES (€ THOUSANDS)	ASSETS	LIABILITIES	GUARANTEES AND COMMITMENTS	INCOME	EXPENSES
Adalya Banca Immobiliare S.p.A.	25,000	174	-	1,737	6
Banca Agricola Commerciale della Repubblica di S. Marino S.A.	933	870,507	-	521	32,356
Banca dell'Umbria 1462 S.p.A.	495,097	148,112	1,944	22,981	17,595
Banca Mediocredito S.p.A.	957,020	29,414	120,000	44,564	2,357
Bank Pekao S.A.	93,164	152,455	29,155	2,615	3,308
Bank Polska Kasa Opieki Tel Aviv Ltd	-	12	-	-	-
Banque Monegasque de Gestion S.A. - Monaco	166	225,272	19,654	122	6,744
Bulbank A.D. - Sofia	-	133,779	570	482	3,869
C.R. Trieste Ireland Limited	-	178	-	-	2
Cariverona Ireland Plc	251,159	15,723	46,953	18,480	3,007
Cassa di Risparmio di Carpi S.p.A.	50,219	10,921	12,982	796	1,702
Cassa di Risparmio di Trieste Banca D.D. - Zagreb	15,017	117	27	486	9
Clarima S.p.A.	14,993	-	10,048	1,178	-
Cordusio Società Fiduciaria per Azioni	-	-	-	1,016	24
CreditRas Previdenza SIM p.A.	-	-	-	5	-
Euro Capital Structures Ltd	-	-	-	-	2,587
Fida Sim S.p.A.	-	-	-	17	14
FRT - Fiduciaria Risparmio Turin SIM S.p.A.	-	-	-	2,083	79
Locat S.p.A.	6,152,646	-	172,000	236,324	44
On Investment Services S.r.l.	10	-	-	-	-
Pekao Informatyka sp.zo.o	-	-	6,217	-	-
Pioneer Alternative Investment Management S.G.R.p.A.	-	4,337	-	-	145
Pioneer Alternative Investment Management Ltd	-	-	-	35	-
Pioneer Investment Management S.G.R.p.A.	-	-	-	272	10
Pioneer Global Asset Management S.p.A.	436,736	25,519	381	41,076	9,499
Pioneer Institutional Investment Management S.A.	-	305	-	-	2
Pioneer Investment Management SA	31,237	216,653	4,470	36,112	433
Pioneer Investment Management Limited	-	-	-	-	7,560
Pioneer Investment Management USA inc.	324,556	-	851	16,893	-
Quercia Software S.p.A.	-	-	-	165	3,342
Rolo Pioneer Lussemburgo SA (formerly RIAM)	-	22,353	-	659	886
S + R Iinvestimenti e Gestioni S.G.R.p.A.	-	-	-	809	26
Tradinglab Banca S.p.A.	2,216,397	164,247	5,443	74,218	10,672
Trivimm S.p.A.	-	-	157	3	15
UniBanka A.S. (formerly Pol'nobanka A.D.)	13,863	12,771	2,750	287	402
UniCredit (Suisse) Bank S.A.	-	458	1,222	113	344
UniCredit Banca S.p.A.	39,354,512	36,640,496	829,595	842,411	544,562
UniCredit Banca Mobiliare S.p.A.	10,364,209	1,640,060	73,433	848,267	64,321
UniCredit Delaware Inc.	-	332,550	-	12	3,216
UniCredit Factoring S.p.A.	1,480,511	-	415,900	56,248	-
UniCredit Fondi S.G.R. p.A. (formerly Gesticredit S.G.R.p.A.)	53	1,197	-	43,122	4,962
UniCredit Private Asset Management SGRpA (formerly Rolo Pioneer SGRpa)	-	160	-	57,548	1,838
UniCredit Produzioni Accentrate S.p.A.	-	0	-	7,035	58,911
UniCredit Servizi Informativi S.p.A.	-	0	-	6,588	74,750
UniCredit Romania S.A. (formerly Demirbank (Romania) S.A.)	6,768	268	330	81	4
UniCredito Gestione Crediti Spa Banca per la Gestione dei Crediti (formerly Mediovenezie Banca SpA)	-	69,458	-	786	5,326
UniCredito Italiano Bank (Ireland) PLC	6,351	40,108	-	7,458	962
UniCredito Italiano Funding LLC I	-	540,003	540,000	-	39,218
UniCredito Italiano Funding LLC II	-	429,106	427,025	-	39,500
UniRiscossioni S.p.A.	1,125,000	260,195	50	21,921	951
Universal Banka d.d.	-	71	98	-	-
Varazdinska Banka d.d.	-	33	41	-	-
Xelion Banca S.p.A. (formerly Xelion Sim S.p.A.)	11,858	411,625	287	2,530	6,079
Zagrebacka Banka BH d.d.	-	10,409	175	6	328
Zagrebacka Banka d.d.	130,002	32,046	537	2,701	366
Total Group Companies	**63,557,477**	**42,441,092**	**2,722,295**	**2,400,763**	**952,333**
Affiliates (substantial influence)					
Banca Cassa di Risparmio di Savigliano S.p.A.	5,020	11,607	110	74	295
Cassa di Risparmio di Bra S.p.A.	41,030	22,165	623	104	676
Cassa di Risparmio di Fossano S.p.A.	12,555	4,856	51	101	402
Cassa di Risparmio di Saluzzo S.p.A.	16,909	5,176	48	547	193
Demir Romlease S.A.	-	-	1,526	-	-
Milano Innovazione S.G.R.p.A.	-	-	233	-	-
Total Affiliates (substantial influence)	**75,514**	**43,804**	**2,591**	**826**	**1,566**
TOTAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

3.4 Item 70 "Equity Investments"

3.5 Item 80 "Equity Investments in Group Companies"

€ '000

	EQUITY INVESTMENTS ITEM 70	EQUITY INVESTMENTS IN GROUP COMPANIES ITEM 80
a) Equity investments in banks	**596,342**	**9,154,890**
1. Listed	475,602	1,713,894
2. Unlisted	120,740	7,440,996
b) Equity investments in financial institutions	**470,234**	**1,064,981**
1. Listed		156,818
2. Unlisted	470,234	908,163
c) Equity investments in other companies	**818,890**	**41,747**
1. Listed	23,766	
2. Unlisted	795,124	41,747
Total	**1,885,466**	**10,261,618**

3.6 Changes in equity investments

3.6.1 Equity investments in Group companies

3.6.2 Other equity investments

(€ THOUSANDS)	EQUITY INVESTMENTS IN GROUP COMPANIES ITEM 80	OTHER EQUITY INVESTMENTS ITEM 70
A. Opening balance	**9,849,619**	**1,756,716**
B. Increases	**7,994,861**	**824,673**
B.1 Purchases	595,385	433,354
B.2 Write-backs	14,654	1,210
B.3 Revaluations	-	-
B.4 Other changes	7,384,822	390,109
C. Decreases	**7,582,862**	**695,923**
C.1 Sales	96,906	97,230
C.2 Writedowns	347,700	273,415
of which: permanent writedowns	*347,700*	*273,415*
C.3 Other changes	7,138,256	325,278
D. Closing balance	**10,261,618**	**1,885,466**
E. Total revaluations	**-**	**1,807**
F. Total writedowns	**420,792**	**346,560**

Detail of changes in item 80 "Equity investments in Group companies":

€ '000

B. Increases	
B.1 Purchases:	
Zagrebacka Banka d.d. - Zagreb	426,539
Banca Mediocredito SpA - Turin	61,967
Clarima SpA - Milan (increase in capital stock)	40,352
UniCredit Romania SA (formerly Demirbank Romania SA) - Bucharest	26,779
Unibanka A.S. (formerly Pol'nobanka) - Bratislava	14,871
UniCredit Banca d'Impresa S.p.A.- Milan	6,300
UniCredit Private Banking S.p.A.- Milan	6,300
Other	12,277
	595,385

€ '000

B.2 Write-backs:		
UniCredito Gestione Crediti SpA Banca per la Gestione dei Crediti (formerly Mediovenezie Banca SpA)		14,650
Other		4
		14,654
B.4 Other changes:		
Initial balances from mergers		2,716,450
Increase in UniCredit Banca capital as a result of transfers		4,160,000
Assignment of the cancellation deficit for the merger of Credit Carimonte at the value of the investment it held in Rolo Banca		257,200
Gains from sales:		
Splitska Banka D.D.- Split	34,075	
Zagrebacka Banka D.D.- Zagreb	602	
Other	58	34,735
Exchange-rate differences:		
UniBanka A.S. (formerly Pol'nobanka)	1,938	
UniCredit (Suisse) Bank S.A.	89	2,027
Loss coverage payments:		
Clarima S.p.A. - Milan		27,096
Payments to replenish capital stock following write-off for loss coverage:		
Xelion Sim S.p.A. - Milan	52,500	
Uniriscossioni S.p.A.- Turin	7,786	60,286
Transfer from "Other group companies":		
Zagrebacka Banka D.D.- Zagreb	62,506	
Zagrebacka Banka D.D.- Mostar	1,496	64,002
Other changes		63,026
		7,384,822
C. Decreases		
C.1 Sales:		
Splitska Banka D.D.- Split		94,408
Zagrebacka Banka D.D.- Zagreb		2,498
		96,906
C.2 Writedowns:		
Pioneer Global Asset Management S.p.A. - Milan		259,603
Xelion Sim S.p.A. - Milan		52,534
Clarima S.p.A. - Milan		35,349
Other		214
		347,700
C.3 Other changes		
Equity investments cancelled as a result of the merger (S3 reorganisation)		6,142,723
Equity investments transferred to:		
UniCredit Banca Spa - Genoa	736,444	
UniCredit Servizi Informativi Spa - Milan	485	736,929
Exchange differences:		
Bank Pekao S.A.- Warsaw	182,765	
UniCredit Bank Ireland Plc. - Dublin	21,680	
Other	1,641	206,086
For transfer to UniCredit Fondi Sgr p.A. before the transfer to UniCredit Banca SpA:		
Fondinvest Risparmio Sgr p.A .- Turin	25,705	
Gestiveneto Sgr p.A. - Verona	25,155	50,860
For final liquidation allocation:		
Pioneer Funds Management Ltd. (in members' voluntary liquidation)		1,658
		7,138,256

Detail of changes in item 70 "Other equity investments"

€ '000

B. Increases		
B.1 Purchases:		
Koç Finansal Hizmetler A.S.- Istanbul		245,291
Edipower S.p.A. - Milan		100,058
Borsa Italiana S.p.A. - Milan		32,380
Finecogroup S.p.A. (formerly Bipop - Carire) - Brescia		24,022
Other		31,603
		433,354
B.2 Write-backs:		
Borsa Italiana S.p.A. - Milan		981
Centro Padano Interscambio Merci S.p.A. - Fontevivo (PR)		96
Società per il Mercato dei Titoli di Stato S.p.A. - Rome		84
Other		49
		1,210
B.4 Other changes :		
Initial balances from mergers		309,979
Gains from sales:		
Autostrada del Brennero S.p.A. - Trento	14,392	
Monte Titoli S.p.A. - Milan	15,812	
Cedel international S.p.A. - Luxembourg	8,349	
Ente Autonomo Fiera di Verona- Verona	7,816	
Mediocredito Fondiario Centroitalia - Ancona	5,004	
Other	3,423	54,796
Subscription to capital increase:		
Borsa Italiana S.p.A. - Milan (with equity exchange Monte Titoli)		12,570
For share swap:		
CLS Service with PLS Group Holding AG - Zurich	5,375	
Euromts with MTS - Rome	1,938	7,313
Other		5,451
		390,109
C. Decreases		
C.1 Sales		
Immocri S.p.A. - Rome		23,558
Finecogroup S.p.A. (formerly Bipop - Carire) - Brescia		16,225
Monte Titoli S.p.A. - Milan (with equity exchange Borsa Italiana)		10,815
Cedel international S.p.A. - Luxembourg		8,745
Mediocredito Fondiario Centroitalia - Ancona		8,388
Ente Autonomo Fiera di Verona- Verona		9,500
Other		19,999
		97,230
C.2 Writedowns		
Kataweb S.p.A. - Rome		132,960
Commerzbank AG - Frankfurt		89,265
Consortium S.r.l. - Milan		15,483
Lingotto S.p.A: - Turin		13,820
Other		21,887
		273,415
C.3 Other changes:		
Equity investments transferred		206,988
Equity investments cancelled as a result of the OnBanca merger		20,252
Losses from disposal:		
Finecogroup S.p.A. (formerly Bipop - Carire) - Brescia	5,142	
Other	7	5,149

€ '000

For share swaps:		
from Monte Titoli S.p.A. - Milano to Borsa Italiana	12,570	
from CLS Service with CLS Group Holding AG - Zurich	5,366	
from Euromts with MTS - Rome	1,938	19,874
Transfer to "Group companies":		
Zagrebacka Banca D.D. - Zagreb	62,506	
Zagrebacka Banca D.D. - Mostar	1,496	64,002
Other		9,013
		325,278

Section 4 TANGIBLE AND INTANGIBLE FIXED ASSETS

€ '000

90. Intangible fixed assets	**16,692**
100. Tangible fixed assets	**1,160,159**
Total	**1,176,851**
of which: property used by the bank for its operations	*114,735*

4.1 Changes in "Tangible fixed assets" in the year

(€ THOUSANDS)	PROPERTY	FURNITURE	EQUIPMENT	TOTAL
A. Opening balance	**159,283**	**3,278**	**6,366**	**168,927**
B. Increases	**1,140,777**	**68,276**	**90,988**	**1,300,041**
B.1 Purchases	19,273	7,249	10,882	37,404
B.2 Write-backs	-	-	-	-
B.3 Revaluations	-	-	-	-
B.4 Other changes	1,121,504	61,027	80,106	1,262,637
C. Decreases	**156,877**	**61,378**	**90,554**	**308,809**
C.1 Sales	99,287	4,125	9,470	112,882
C.2 Writedowns:	56,800	7,817	21,967	86,584
a) Depreciation	*56,800*	*7,619*	*20,893*	*85,312*
b) Permanent writedowns	-	*198*	*1,074*	*1,272*
C.3 Other changes	790	49,436	59,117	109,343
D. Closing balance	**1,143,183**	**10,176**	**6,800**	**1,160,159**
E. Total revaluations	**1,161,382**	**-**	**-**	**1,161,382**
F. Total adjustments	**755,711**	**18,777**	**43,488**	**817,976**
a) Depreciation	*748,253*	*18,579*	*42,414*	*809,246*
b) Permanent writedowns	*7,458*	*198*	*1,074*	*8,730*

Item B.4 Other changes in property includes assets from the companies absorbed in the S3 reorganisation in the amount of €1,062,880.
Item B.4 Other changes in furniture includes assets resulting from companies absorbed in the S3 reorganisation in the amount of €52,574 (of which 24 is related to the merger of the Luxembourg branch and 727 from the merger of OnBanca).
Item B.4 Other changes in equipment includes assets resulting from companies absorbed in the S3 reorganisation in the amount of €77,080 (of which 250 is related to the merger of the Luxembourg branch and 2,484 from the merger of OnBanca).
Item C.3 Other changes in furniture includes assets transferred to UniCredit Banca in the S3 reorganisation in the amount of €49,378. Item C.3 Other changes in equipment includes assets transferred to UniCredit Banca in the S3 reorganisation in the amount of €58,166.

With regard to property, it should be noted that:

- various properties were sold in 2002 at market prices – in particular, in Milan, those of Via Bianca di Savoia and Via Orefici (arcade - formerly owned by Rolo Banca 1473); and Palazzo Consolati in Trento (formerly owned by Caritro); net capital gains from the sales totalled €58,623, which were allocated to "Extraordinary income" in the profit and loss account;
- see the annexes for a list of properties indicating revaluations applied in the past in accordance with legislative provisions;
- total book value, net of depreciation, is less than the total market value.

4.2 Changes in "Intangible fixed assets" in the year

€ '000

A. Opening balance	**15,386**
B. Increases	**89,719**
B.1 Purchases	16,098
B.2 Write-backs	-
B.3 Revaluations	-
B.4 Other changes	73,621
C. Decreases	**88,413**
C.1 Sales	5
C.2 Writedowns:	30,134
a) Amortisation	*27,858*
b) Permanent writedowns	*2,276*
C.3 Other changes	58,274
D. Closing balance	**16,692**
E. Total revaluations	**-**
F. Total adjustments	**195,283**
a) Amortisation	*184,759*
b) Permanent writedowns	*10,524*

Item B.4 Other changes includes assets resulting from companies absorbed in the S3 reorganisation in the amount of €73,579 (of which 230 is related to the merger of the Luxembourg branch and 4,558 from the merger of OnBanca).
Item C.3 Other changes includes assets transferred to UniCredit Banca in the S3 reorganisation in the amount of €55,838.

Intangible fixed assets were made up as follows:

€ '000

Intangible assets (software)	3,262
Costs of "Capital increase"	594
Other capitalised costs to be amortised	12,836
Total	**16,692**

Section 5 OTHER ASSETS

€ '000

130. Other assets	**5,139,785**
140. Accrued income and prepaid expenses	**1,127,362**
Total	**6,267,147**

5.1 Item 130 "Other assets"

€ '000

Cash and other valuables held by cashier:	
- Current account cheques drawn on third parties being settled	77
	77
Interest and amounts to be debited to:	
- customers	27
- banks	423
	450
Caution monies:	
- In the name of, and on behalf of the Group	1,903
	1,903
Items in transit between branches not yet attributed to destination accounts	**7,334**
Items in processing	**85,016**
Receivables for advances to the tax collection service	**12,342**
Tax entries:	
- Advance payments made to tax authorities	333,981
- Tax credits *	1,939,938
- Deferred tax assets	198,736
- other tax entries	397,234
** of which: calculation of tax credit on dividends reported on an "accrual basis"*	*532,584*
	2,869,889
Entries resulting from the valuation of off-balance-sheet transactions	
- customers	19,628
- banks	711,179
	730,807
Group companies, for dividends accrued during the period to be collected	**1,128,596**
Entries judged definitive but not attributable to other items	**85,024**
Other entries:	
- Costs awaiting final allocation	10,969
- Premiums paid for options	34,033
- other entries	173,345
	218,347
Total	**5,139,785**

5.2 Item 140 "Accrued income and pre-paid expenses"

€ '000

Accrued income	
for accrued interest on investment and trading securities	200,215
for accrued interest on loans to banks	82,163
for accrued interest on loans to customers	49,258
for differentials on derivative contracts	511,638
for other transactions	2,011
Total accrued income	**845,285**
Prepaid expenses	
for advance rent payments	277
for off-balance-sheet transactions	208,383
for other transactions	73,417
Total pre-paid expenses	**282,077**
Total accrued income and pre-paid expenses	**1,127,362**

Accrued liabilities and deferred income are reported on the basis of the accrual principle and in accordance with the provisions of Article 2424 bis of the Civil Code.

5.3 Adjustments for accrued income and pre-paid expenses

It should be noted that no upward or downward adjustments were made to balancing asset and liability items, to which accrued income and pre-paid expenses are related.

5.4 Distribution of subordinated debt

€ '000

a) Loans to banks	-
b) Loans to customers	22,881
c) Bonds and other debt securities	2,863,726
Total	**2,886,607**

Section 6 DEPOSITS

€ '000

10. Due to banks	**51,139,699**
20. Due to customers	**5,359,001**
30. Securities in issue	**20,059,372**
Total	**76,558,072**

6.1 Detail of Item 10 "Due to banks"

€ '000

a) Repo transactions:	
ordinary transactions	9,082,664
for securities given on loan	162,040
b) Stock lending	-

Item 10 "Due to banks"

€ '000

a) on demand	
Demand deposits	2,210,244
Current accounts for services rendered	26,808,763
	29,019,007
b) on term or with notice	
Time deposits	12,318,239
Repo transactions	9,082,664
of which: Banca d'Italia	*800,000*
Stock lending	162,040
Loans received	-
Other forms of loans	557,749
	22,120,692
Total	**51,139,699**

6.2 Detail of Item 20 "Due to customers"

€ '000

a) Repo transactions	
ordinary transactions	564,845
for securities given on loan	-
b) Stock lending	-

Item 20 "Due to customers"

€ '000

a) on demand	
Current accounts	1,825,884
Other types of deposit	72,630
	1,898,514
b) on term or with notice:	
Current accounts	2,662,242
Repo transactions	564,845
Stock lending	-
Other transactions	233,400
	3,460,487
Total	**5,359,001**

Item 30 "Securities in issue"

€ '000

Bonds	4,298,800
Certificates of deposit	15,760,286
Other securities	286
Total	**20,059,372**

Section 7 RESERVES

Reserves, other than those serving to adjust asset values, are as follows:

€ '000

70. Reserve for employee severance pay	**45,496**
80. Reserves for risks and charges:	
a) Reserve for pensions and similar obligations	*446,254*
b) Taxation reserve	*1,708,040*
c) Other reserves	*345,485*
	2,499,779
90. Reserve fund for possible loan losses	**16,527**
Total	**2,561,802**

7.1 Sub-Item 90 "Reserve fund for possible loan losses"

€ '000

Reserve fund for possible loan losses:	
for potential risks	16,527
	16,527

7.2 Changes during the period in "Reserve fund for possible loan losses"

€ '000

A. Opening balance	**16,527**
B. Increases:	**79,711**
B.1 Provisions	
B.2 Other changes *	79,711
C. Decreases:	**79,711**
C.1 Uses	-
C.2 Other changes **	79,711
D. Closing balance	**16,527**

* Initial balance from mergers	79,711
** *of which: - transfers to UniCredit Banca*	*76,323*
- changes in overdue interest for the first half of the year recorded by the banks absorbed	*3,388*

7.3 Sub-Item 80 c) "Reserves for risks and charges: Other reserves"

€ '000

Reserves for writedowns of guarantees given and commitments:	
specific writedowns	2,042
general writedowns for "country risk"	4,321
other general writedowns	-
	6,363
Other reserves for risks and charges :	
projected outlays for personnel-related disputes and charges	54,485
projected charges for formerly held companies	16,977
future charges for equity investments	3,870
donation fund	863
donation fund of absorbed companies	4,810
as per Leg. Decree 153/99	244,713
Other	13,404
	339,122
Total	**345,485**

Sub-Item 80 b) "Reserves for risks and charges: Taxation reserve"

€ '000

Income taxes	1,079,095
Taxes of foreign branches	38,735
Deferred taxes	578,009
Other	12,201
Total	**1,708,040**

In accordance with the CONSOB Regulations set forth in Notice No. DEM/1011405 dated 15 February 2001, the required information is provided regarding the effects of, and reporting in accounts of the benefits stipulated under Articles 22 and 23 of Legislative Decree No. 153 dated 17 May 1999.

a) Income taxes for the periods 1999 and 2000, including those of the banks absorbed in the S3 reorganisation, were determined in consideration of the referenced beneficial provisions. For the parent company, the benefits were also taken in fiscal year 1998.

b) In their press release dated 3 April 2000, the Ministry of the Treasury and Ministry of Finance gave notice that the European Commission requested the Italian government to provide clarifications of legislative provisions under discussion to assess their status, or lack thereof, as "state subsidies" that are forbidden by Article 87 of the EC Treaty.

c) This press release specified that "the benefits in question are to be considered suspended, and thus, the adoption of the related regulation concerning the methods for applying the primary regulation in question is suspended".

d) The effects of the benefits resulting from the impact on current taxes is as follows:

€ millions

For 1998	32.9
For 1999	86.5
For 2000	98.6
Total	**218.0**

e) In its memo dated 25 October 2000 published in the Official Journal dated 10 February 2001, the European Commission advised that the supplemental information provided by Italian authorities in their letter of 14 June 2000 "confirmed the possibility that the measures being disputed constitute state subsidies". Consequently, the Commission decided to initiate a formal investigation procedure. For this reason, in the accounts for 2000, it was deemed prudent to make a provision to the Reserve for risks and charges, under "other reserves," Item 80 c) of the balance sheet, in the amount of €216 million with an allocation to "Provisions for risks and charges," Item 100 of the profit and loss account.

f) Upon the conclusion of the investigation referenced, the European Commission on 12 December 2001 notified the Italian government of its decision to consider the tax benefits in question to be incompatible with the provisions of the EC treaty regarding state subsidies, and therefore requested that Italy abolish these benefits and take all measures necessary to retrieve from the banks the subsidies granted.

g) Based on the existence of significant and specific supporting information, the Italian Banking Association intends to contest this decision in the name of, and on behalf of the banks, and UniCredito Italiano assigned it to appear in court in its name.

h) Following Law Decree. no. 63 dated 15 April 2002 published in the Official Gazette no. 90 dated 17 April 2002, these benefits were suspended; therefore, no benefit has been taken since fiscal year 2001.

i) In accordance with the provisions of art. 1 of D.L. no. 282 dated 24 December 2002, converted into Law no. 27 dated 21 February 2003, issued in enactment of the above-mentioned decision of the European Commission, we have, within the deadline of 31 December 2002, paid €244.7 million – equal to taxes not paid as a result of these benefits – including interest charges required by said law. Until a decision is made on the legal dispute in progress, this amount has been posted as taxes receivable, on the asset side of the balance sheet, considering, in part, that the taxes were collected based on EU regulations and without advance notice by assessment. We have also allocated 28.7 million to the Reserves for risks and charges – other reserves so that the account takes into consideration the above-

Tax-related dispute

The S3 reorganisation has resulted in UniCredito Italiano S.p.A. inheriting both the tax-related dispute which the absorbed companies were already involved in, as well as the prudential reserves set aside in relation to this dispute.

The Bank is carefully examining the provisions of law no. 289 dated 27 December 2002 (2003 Budget Law), as amended by law decree no. 282 dated 24 December 2002, converted into law no. 27 dated 21 February 2003, particularly as concerns the conclusion of pending tax cases, as well as examining the official interpretations found in paragraph 11 of Circular no. 12/E dated 21 February 2003 issued by the Tax Revenue Agency.

Based on current legislation, by 16 April 2003 UniCredito Italiano S.p.A. must also evaluate the opportunity to benefit from some of the further measures contained in the above-mentioned legislation, with the minimum objective of avoiding the two-year extension of the assessment period for the fiscal years from 1997 to 2001 inclusive.

Finally, it should be pointed out that on 23 December 2002 UniCredito Italiano S.p.A., as parent company of Rolo Banca 1473 S.p.A., was issued an assessment notice related to fiscal year 1996 indicating higher taxable income in the amount of €314,307.40 in addition to interest and penalties in the amount of €83,605.59.

UniCredito Italiano S.p.A. feels it is unnecessary to set aside reserves for these potential expenses in that, as also confirmed by external consultants, the position taken by the tax authority would seem, on the face of it, to be both illegitimate and unmerited.

Changes in reserves in the year

Changes in 2002 in the following reserves are indicated below:

(€ THOUSANDS)	RESERVE FOR EMPLOYEE SEVERANCE PAY	RESERVES FOR RISKS AND CHARGES: RESERVE FOR PENSIONS AND SIMILAR OBLIGATIONS	TAXATION RESERVE	RESERVE FOR WRITEDOWNS OF GUARANTEES GIVEN AND COMMITMENTS	OTHER RESERVES
Opening balances	**39,349**	**19,216**	**943,659**	**6,383**	**220,981**
Changes in 2002:					
Opening balances of absorbed companies	444,252	443,945	1,020,921	18,850	466,579
Transferred to UniCredit Banca	- 443,759	-	-	-18,850	-211,564
Use of provisions for payments made	- 37,952	- 37,419	- 1,234,209	-2	- 50,503
Reallocations to the profit and loss account	-	-	-33,696	-1,917	- 60,533
Transfer to "Other reserves for risks and charges" of the reserve pursuant to Leg. Decree 153/99 set aside in 2001	-		92,782	-	- 92,782
Distribution of 2001 profit:					
- Parent Company	-	-	-	-	+ 7,500
- Absorbed companies	-	-	-	-	+ 3,860
Provisions	+ 42,631	+ 17,954	+ 912,767	+ 3,068	+ 54,170
Exchange differences and other changes	+ 975	+ 2,558	+ 5,816	- 1,169	+ 1,414
Closing balances	**45,496**	**446,254**	**1,708,040**	**6,363**	**339,122**

With regard to "Reserves for risks and charges," please note the following:

- *Reserve for pensions and similar obligations:*

  The parent company did not transfer the Internal Pension Funds of the companies absorbed in the S3 reorganisation, but decided therefore to maintain them in its own accounting records. The balance as at 31.12.2002 of €446,254 thousand, which is net of uses and provision for the period, is deemed adequate – based on specific actuarial studies carried out – to meet all commitments due those enrolled.

  Since these Funds are not managed as separate, autonomous entities, total allocations to the fund are invested together with other assets. Thus, it is not possible to provide any accounting in this regard.

  A detail of the changes to each individual Fund is found in the annexes to these Accounts.
- *Taxation reserves:*

  Provisions include the recovery of deferred taxes in the amount of €166,790 thousand.
- *Other reserves:*

  With regard to uses for payments made, €34,304 thousand is for personnel-related charges; €9,513 thousand, for donations (of which, *€6,637 thousand made by the parent company, and* €2,876 thousand by or on behalf of the former federated banks); €1,877 thousand, for charges for affiliated companies; and €4,809 thousand, for legal disputes and contract renegotiations. As for provisions, €6,457 thousand is related to various personnel charges (€2,800 thousand for severance bonuses, €1,157 thousand for unused holiday time, and €2,500 thousand for additional retirement bonuses); €7,827 thousand, to covering potential charges for affiliated companies; €11,195 thousand, to covering projected charges for disputes and various risks; and €28,691 thousand, to

Deferred Taxation

In application of the principle requiring the reporting of deferred taxes, the following criteria were adopted:

- The use of the balance sheet liability method;
- The reporting of deferred tax assets on the basis of the following assumptions:
  - the existence of taxable income in future periods over a time horizon of up to three years, conservatively taking into account industrial plans that cover that period;
  - the reporting of only those deferred tax assets resulting from expenses already allocated to the profit and loss account, and the period in which they will be deductible from taxable income is already known with certainty;
  - the reporting only of deferred tax assets that are likely to be realised .

There was no reporting of IRAP (the regional tax for productive activities) effects, since for purposes of this tax a loss is expected.

Accordingly, recorded deferred taxes were as follows:

DEFERRED TAX ASSETS

	IRPEG (Corporation tax)	
(€ THOUSANDS)	**Taxable amount**	**Tax**
Writedowns of loans to customers	200,047	68,016
Entertainment expenses	3,476	1,182
Invim (tax on increases in property value)	44	15
Maintenance expenses	129	44
Provision to reserve for risks and charges	14,801	5,032
Writedown of equity investments	330,709	112,441
Goodwill	1,334	454
Commission on the placement of securities	13	4
Amortisation and depreciation	8	3
Payroll costs	33,919	11,533
Other	34	12
Total	**584,514**	**198,736**

DEFERRED TAXES

	IRPEG (Corporation tax)	
(€ THOUSANDS)	**Taxable amount**	**Tax**
Capital gains from the sale of financial fixed assets	122,706	41,720
Capital gains from sales of essential tangible assets	69,336	23,574
Capital gains from sales of non-essential tangible assets	13,715	4,663
Dividends reported on an accrual basis	1,488,490	506,087
Other	104	35
Total	**1,694,351**	**576,079**

In addition, deferred tax assets are shown to the extent they are carried forward to future periods since they exceed the limits reported above.

	IRPEG (Corporation tax)	
(€ THOUSANDS)	**Taxable amount**	**Tax**
Writedowns of loans to customers	58,745	19,973
Entertainment expenses	236	80
Invim (tax on increases in property value)	1	-
Maintenance expenses	18	6
Writedown of equity investments	110,236	37,480
Amortisation and depreciation	4	1
Total	**169,240**	**57,540**

In order to determine deferred taxes, tax rates in effect for the periods taken into consideration were used as noted below:

YEAR	IRPEG (Corporation tax rate)
2003	34%
2004	34%
2005	34%

Deferred tax assets (included in item 130 "Other assets")

€ '000

1. Initial amount	**68,972**
2. Increases	**256,895**
2.1 Deferred tax assets arising during the period	129,260
2.2 Other increases *	127,635
3. Decreases	***127,131***
3.1 Deferred tax assets eliminated during the period **	101,835
3.2 Other decreases	25,296
4. Final amount	**198,736**

* of which: Initial balances from mergers	112,918
** of which: for transfer to tax credits	24,313

Deferred tax liabilities (included in sub-Item 80 b "Taxation reserves") with a balancing entry made to the profit and loss account

€ '000

1. Initial amount	**672,249**
2. Increases	**609,280**
2.1 Deferred taxes arising during the period	537,516
2.2 Other increases *	71,764
3. Decreases	**705,450**
3.1 Deferred taxes eliminated during the period	703,454
3.2 Other decreases	1,996
4. Final amount	**576,079**

* of which: initial balances from mergers	61,727

Deferred tax liabilities (included in sub-Item 80 b "Taxation reserves") with a balancing entry made to shareholders' equity

€ '000

1. Initial amount	**-**
2. Increases	**4,676**
2.1 Deferred taxes arising during the period	-
2.2 Other increases *	4,676
3. Decreases	**2,746**
3.1 Deferred taxes eliminated during the period	852
3.2 Other decreases	1,894
4. Final amount	**1,930**

* of which: initial balances from mergers	4,676

The following did not determine any deferred tax assets:
– Non-tax-deductible writedowns of loans to banks;
– Writedowns of equity investments, securities and tangible fixed assets exceeding the tax-deductible amount under tax regulations;
– reserves formed from provisions made to cover charges which are likely or certain, though the fiscal year of their occurrence is still not known.

To cover these exclusions, there is a potential deferred tax asset, which, if the projected IRPEG corporation tax rate (34%) is used, amounts to € 91.666 million as set forth below:

(€ THOUSANDS)	IRPEG (Corporation tax) Taxable amount	Tax
Writedowns of loans to banks	**25,624**	**8,712**
Writedowns of:		
- equity investments in non-Group companies	54,456	18,515
- investment securities	42,882	14,580
- for closed-end funds	28,897	9,825
- trading securities	640	217
- tangible fixed assets	6,296	2,141
From reserves for risks and charges		
- reserves for pensions	40,241	13,682
- for guarantees and commitments	6,363	2,163
- for staff-related disputes	44,213	15,032
- future charges for equity investments	7,478	2,543
- donations	5,673	1,929
- Other	6,843	2,327
Total	**269,606**	**91,666**

Section 8 CAPITAL, RESERVES, FUND FOR GENERAL BANKING RISKS AND SUBORDINATED DEBT

Shareholders' Equity is shown as follows:

	€ '000
Shareholders' equity:	
100. Fund for general banking risks	**116,885**
120. Capital	**3,148,070**
130. Share premium reserve	**3,308,639**
140. Reserves	**2,809,712**
150. Revaluation reserves	**277,020**
160. Retained earnings (losses)	**97**
170 Current period net profit (loss)	**1,397,694**
Total	**11,058,117**

Item 100 "Fund for general banking risks"

	€ '000
Fund for general banking risks	116,885
Total	**116,885**

Item 120 Capital Stock

	€ '000
6,274,433,668 common shares (par value of €0.50 each)	3,137,217
21,706,552 savings shares (par value of €0.50 each)	10,853
Total	**3,148,070**

During the period, capital, which as at 31 December 2001 was made up of 5,024,723,566 common shares and 21,706,552 savings shares with a par value of €0.50 for both categories, changed as a result of:
- the capital increase pursuant to Article 2443 of the Italian civil code through the issuance of 84,670,661 common shares each in exchange for the transfer of the stock of Zagrebacka Bank d.d., Zagreb;
- the increase in capital pursuant to Article 2349 of the Italian civil code through the issuance of 18,763,522 shares with a debit to the reserve associated with the medium-term bonus program for Group staff established for that purpose;
- increase in capital from the issuance of 1,128,731,481 common shares with dividend entitlement on 1.1.2002, as decided at the extraordinary meeting of shareholders of 6 May 2002 following the merger into UniCredito Italiano S.p.A. of Cassa di Risparmio di Verona Vicenza Belluno e Ancona Banca S.p.A., Cassa di Risparmio di Trento e Rovereto S.p.A., Cassa di Risparmio di Trieste Banca S.p.A., Rolo Banca 1473 S.p.A., and Credit Carimonte S.p.A.;
- increase in capital from the issuance of 17,544,438 common shares with dividend entitlement on 1.1.2002, as decided at the extraordinary meeting of shareholders of 27 November following the merger of OnBanca S.p.A..

As a result, capital increased from €2,523,215 at the end of 2001 to €3,148,070 at the end of 2002, and is made up of 6,274,433,668 common shares with a par value of €0.50 each, and 21,706,552 savings shares with a par value of €0.50 each.

Item 130 "Share premium reserve"

	€ '000
Share premium reserve	3,308,639
Total	**3,308,639**

Item 140 "Reserves"

	€ '000
Legal reserve	**368,367**
Reserve for own shares or interests	
Statutory reserves	**771,601**
Other reserves:	
reserve pursuant to art. 55 Pres. Decree 597/73	60
reserve pursuant to Law no. 516/82	1,625
transfer of reserve, Law 218/90	271,718
reserve pursuant to Art. 7(3) of Law no. 218/90	214,747
reserve pursuant to Art. 19 of Legislative Decree 87/92	16
reserve under Legislative Decree 124/93	644
reserve under Legislative Decree 153/99	662,123
share exchange reserve for former Fonspa shares	53,879
reserve for Fonspa spin-off difference	4,972
reserve for S3 reorganisation share exchange surplus *	408,889
reserve for OnBanca share exchange surplus	48,383
reserve connected with the incentive system for Group staff	2,688
	1,669,744
Total	**2,809,712**

* It should be noted that the share swap surplus resulting from the S3 merger transaction, totalling €1,112,057 thousand, was used in the amount of €703,168 thousand for the replenishment of non-taxable reserves and funds of absorbed companies (of which €426,148 thousand "Other Reserves" and €277,020 thousand "Revaluation reserves").

Item 150 "Revaluation reserves"

	€ '000
Monetary equalisation reserve, Law 576/75	4,087
Monetary revaluation reserve, Law 72/83	84,658
Asset revaluation reserve, Law 408/90	28,965
Property revaluation reserve, Law 413/91	159,310
Total	**277,020**

Statement of Changes in Shareholders' Equity items

(€ THOUSANDS)	CAPITAL STOCK			
	Common shares	Savings shares	Total	Share premium
Balances as at 31.12.2001	**2,512,362**	**10,853**	**2,523,215**	**3,117,283**
Changes in 2002				
Capital increase pursuant to art. 2443 of the Civil Code to be exchanged for shares in Zagrebacka Bank d.d., Zagreb	42,335		42,335	191,356
Distribution of income approved at the shareholders' meeting of 6 May 2002				
- allocation to reserve				
- to shareholders 28.20% of par value of 2,554,697,113.50 common shares (equal to €0.141 each)				
- to shareholders 31.20% of par value of 10,853,276 in savings shares (equal to €0.156 each)				
- allocation to donations reserve				
- retained earnings				
Changes following the S3 reorganisation merger:				
- increase in capital stock	564,366		564,366	
- allocation for share swap surplus *				
- incorporation of the fund for general banking risks				
- allocation to reserve of the reduction in deferred taxes previously allocated to shareholders' equity				
Increase in capital associated with the medium-term bonus program for Group staff by issuing common shares and debiting the reserve established for that purpose;	9,382		9,382	
Changes following the OnBanca SpA merger:				
- increase in capital stock	8,772		8,772	
- allocation for share swap surplus				
Net profit for the period				
Balances as at 31.12.2002	**3,137,217**	**10,853**	**3,148,070**	**3,308,639**

* including:	
- reserve for S3 reorganisation share swap	408,889
- replenished non-taxable reserves	426,148
TOTAL	835,037

RESERVES			Revaluation	Retained	Net profit (loss)		Fund for general	
Legal reserve	Statutory reserves	Other reserves *	reserves	earnings (losses)	for the year	TOTAL	banking risks	TOTAL
259,479	**531,822**	**784,777**	**-**	**228**	**1,088,882**	**8,305,686**	**-**	**8,305,686**
						233,691		233,691
108,888	239,779	9,035			-357,702			-
					-720,425	-720,425		-720,425
					-3,386	-3,386		-3,386
					-7,500	-7,500		-7,500
				-131	131			-
						564,366		564,366
		835,037	277,020			1,112,057		1,112,057
							116,885	116,885
		1,894				1,894		1,894
		-9,382						-
						8,772		8,772
		48,383				48,383		48,383
					1,397,694	**1,397,694**		**1,397,694**
368,367	**771,601**	**1,669,744**	**277,020**	**97**	**1,397,694**	**10,941,232**	**116,885**	**11,058,117**

Item 110 "Subordinated debt"

a) Amount, currency, interest rate, maturity date and euro equivalent

MATURITY	CURRENCY	INTEREST RATE	PREPAYMENT CLAUSE	FACE VALUE	€ '000 EQUIVALENT AS AT 31.12.2002	€ '000 RISK-WEIGHTED AMOUNT FOR REGULATORY PURPOSES
Subordinated bonds						
1) 22.06.2003	US$	libor - 1/8 (min 6% max 10%)		200,000,000	190,713	38,142
2) 24.09.2003	US$	libor - 0,1875% (min 5.3/4 max 10%)		250,000,000	238,390	47,678
3) 15.10.2003	CAN$	libor - 0.25% (min 7% max 10%)		150,000,000	90,634	18,063
4) 09.06.2003	LUX FR.	8.1/8%		1,000,000,000	24,789	4,958
5) 01.07.2003	LUX FR.	8%		1,000,000,000	24,789	4,958
6) 01.06.2003	LIT	6-month ribor + 0,25% p.a.		80,000,000,000	41,317	41,317
7) 19.12.2007	LIT	6-month libor	CALL19/12/02	230,000,000,000	118,785	118,785
8) 14.06.2010	EURO	6.25% p.a. act/act for years 1-5 3-month Euribor + 125 bps for years 6-10	CALL14/06/05	400,000,000	400,000	398,942
9) 14.06.2010	EURO	3-month Euribor + 65 b.p.s p.a. for years 1-5 + 125 b.p.s p.a. for years 6-10	CALL14/06/05	800,000,000	800,000	798,677
10) 29.10.2010	EURO	5.20% for years 1 5.30% for years 2 5.40% for years 3 5.50% for years 4 5.60% for years 5 5.70% for years 6 6.25% for years 7 6.80% for years 8 7.35% for years 9 7.90% for years 10		747,000,000	747,000	747,000
11) 13.12.2010	EURO	gross annual rate of 2.75% of the nominal value for 10 years. At maturity, a "higher yield" may be paid, which is related to the revaluation of a stock index (EuroSTOXX50), calculated on the basis of a formula reported in the agreement, and adjusted as necessary by applying a "Take Profit" clause.		261,000,000	261,000	261,000
12) 16.03.2011	EURO	3-month Euribor + 75 b.p.s p.a. for years 1-5 + 135 b.p.s. p.a. for years 6-10	CALL16/03/06	500,000,000	500,000	499,097
13) 16.03.2011	EURO	6% p.a.		500,000,000	500,000	496,918
14) 27.11.2011	EURO	5% p.a. act/act for years 1-5 3-month Euribor+130 b.p.s. for years 6-10	CALL 27/11/06	400,000,000	400,000	399,384
15) 27.11.2011	EURO	3-month Euribor + 70 b.p.s p.a. for years 1-5 + 130 b.p.s p.a. for years 6-10	CALL27/11/06	400,000,000	400,000	399,188
16) 01.10.2003	LIT	6-month Libor		350,000,000,000	180,760	36,152
17) 01.07.2003	LIT	6-month Euribor + 30 b.p.s.		25,000,000,000	12,912	2,582
					4,931,089	**4,312,841**

(continued)

MATURITY	CURRENCY	INTEREST RATE	PREPAYMENT CLAUSE	FACE VALUE	€ '000 EQUIVALENT AS AT 31.12.2002	RISK-WEIGHTED AMOUNT FOR REGULATORY PURPOSES
Hybrid capital instruments:						
18) 31.03.2010	EURO	6-month Euribor + 0.20% p.a.		775,000,000	775,000	775,000
19) 28.02.2012	EURO	6.10%		500,000,000	500,000	499,496
					1,275,000	**1,274,496**
Innovative capital instruments						
20)	US$	5.10.Perpetual 9.20% p.a. for the first 10 years - subsequently, 3-month Euribor + 335bps	Call 05/10/10	450,000,000	429,103	428,930
21)	EURO	5.10. Perpetual 8.048% p.a. act/act the first 10 years - subsequently 3-month Euribor + 325bps	Call 05/10/10	540,000,000	540,000	540,000
					969,103	**968,930**
Tier 3 subordinated bonds						
22) 20.07.2004	EURO	3-month Euribor + 40 bps		600,000,000	600,000	
including amount calculated to cover capital requirements in respect of specific market risks of € 137.007 million.						
					600,000	
Total for item 110					**7,775,192**	**6,556,267**

b) Prepayment options

The prepayment option is available for all bonds issued by the Parent Company listed above, should any of them become burdensome for tax reasons, subject to the prior consent of Banca d'Italia.

No. 6: the bonds will be redeemed in five equal half-yearly instalments due starting 1 June 2001, through the reduction of one fifth of the nominal value of each bond outstanding. Subject to Banca d'Italia authorisation, this transaction also includes a prepayment option, 60 months after issuance date, for all or a portion of the outstanding bonds, upon at least one month's advance notice.

No. 7: repayment will occur in five equal instalments due over the last five years of the debt. Prepayment is allowed after the first five years from the issuance date, but only at the initiative of the issuer, and subject to Banca d'Italia approval.

Nos. 8 and 9: the issuer has the option to repay the debt in full starting in year 5.

No. 10: the debt will be repaid at par in five equal annual cash instalments due starting 31 October 2006, through the reduction of one fifth of the nominal value of each outstanding bond.

Nos. 11, 13: the bond will be repaid in a single amount at maturity.

Nos. 12, 14 and 15: the issuer has the option to repay the debt in full starting from the end of year 5 and on each subsequent coupon payment date.

Nos. 16,18, 19 and 22: the bond will be repaid in full at maturity.

No. 17: early repayment of the bond may be made with prior Banca d'Italia authorisation.

Nos. 20, 21: it should be noted that the issuer has the right to repay the subordinated notes at any time subject to Banca d'Italia authorisation, and in addition, it may, at any time, and subject to certain conditions, substitute another foreign branch for the New York branch as the "obligor."

c) Subordination conditions

For all transactions, the claims of subordinated creditors are junior to the claims of ordinary creditors in the event of liquidation.

For hybrid capital instruments, the payment of interest may be suspended or limited in the event of poor operating performance.

8.1 Regulatory capital and prudential requirements

€ '000

A. Capital for regulatory purposes		
A.1	Tier 1 capital	10,734,218
A.2	Tier 2 capital	5,877,293
A.3	Items to be deducted	558,272
A.4	**Capital for regulatory purposes**	**16,053,239**
B. Prudential regulatory requirements		
B.1	Credit risks	3,008,342
B.2	Market Risk	137,007
	of which: - Trading portfolio risks	*95,006*
	- Exchange-rate risk	*42,001*
B.3	Tier 3 subordinated bonds	137,007
B.4	Other prudential requirements	43,243
B.5	**Total prudential requirements**	**3,188,592**
C. Risk assets and regulatory ratios		
C.1	Risk-weighted assets *	45,551,314
C.2	Tier 1 capital/ risk-weighted assets	23.57%
C.3	Capital for regulatory purposes/ risk-weighted assets	35.54%

* Total prudential requirements multiplied by the reciprocal of the minimum mandatory credit risk ratio.

Section 9 OTHER LIABILITIES

€ '000

50. Other liabilities	**2,855,515**
60. Accrued liabilities and deferred income	**846,450**
Total	**3,701,965**

9.1 "Other liabilities"

€ '000

Interest and amounts to be credited to:	
- customers	1
- banks	-
	1
Caution monies:	
in favour of the Bank	124
in favour of third parties	504
	628
Miscellaneous tax entries for amounts to be paid to tax authorities on behalf of third parties	**44,977**
Items in transit between branches not yet attributed to destination accounts	**402,022**
Available amounts to be paid to third parties	**34,061**
of which: back dividends to be paid to shareholders	*1,155*
Items in processing	**234,853**
Entries resulting from the valuation of off-balance-sheet transactions	
- customers	171,389
- banks	1,036,348
	1,207,737
Entries related to securities transactions	**36,258**
Payables for miscellaneous entries related to the tax collection service	**6,003**
Items judged definitive but not attributable to other items:	
- provisions to cover payroll costs	48,079
- accounts payable – suppliers	51,791
- provisions for tax withholding on accrued interest, bond coupon payments or dividends	2
- other entries	470,824
	570,696
Option premiums collected	**34,431**
Adjustments for illiquid portfolio entries *	**541**
Bank transfers subj. to electronic clearing	**5,464**
Other entries	**277,843**
Total	**2,855,515**

* The set-off relating to collection of debts owed to third parties is illustrated in Section 12.4 (page 326).

9.2 Item 60 "Accrued liabilities and deferred income"

€ '000

ACCRUED LIABILITIES	
for accrued interest on bank accounts	87,252
for accrued interest on customer accounts	11,316
for accrued interest on securities in issue	118,494
for differentials on derivative contracts	397,550
for other transactions	123,078
Total	**737,690**
DEFERRED INCOME	
for interest related to off-balance-sheet transactions	103,907
for miscellaneous fees and commissions and other transactions	4,853
Total deferred income	**108,760**
Total accrued liabilities and deferred income	**846,450**

Accrued liabilities and deferred income are reported on the basis of the accrual principle and in accordance with the provisions of Article 2424 bis of the Civil Code.

9.3 Adjustments for accrued liabilities and deferred income

It should be noted that no upward or downward adjustments were made to balancing asset and liability items, to which accrued liabilities and deferred income are related.

Section 10 GUARANTEES AND COMMITMENTS

€ '000

10. Guarantees given	3,520,341
20. Commitments	4,619,692
Total	8,140,033

10.1 Item 10 "Guarantees given"

€ '000

a) Commercial credit commitments	**2,023,629**
b) Financial credit commitments	**1,496,712**
Total	**3,520,341**
of which: - Acceptances	*3,529*
- Payment commitments	*87,458*
- Guarantees	*2,309,844*
- Documentary letters of credit	*1,105,913*
- Other guarantees	*13,597*

10.2 Item 20 "Commitments"

€ '000

a) commitments to disburse funds, usage certain	**4,519,060**
of which: - Amounts available under irrevocable lines of credit	*2,878,460*
- Securities to be received for transactions to be settled	*925*
- Deposits and loans to be disbursed	*1,593,065*
- Credit derivatives – sale of protection	*23,839*
- Other commitments to disburse funds	*22,771*
b) commitments to disburse funds, usage uncertain	**100,632**
of which: - Commitment to Interbank Deposit Protection Fund	*245*
- Other commitments to disburse funds	*100,387*
Total	**4,619,692**

10.3 Assets used to secure the Group's debts

€ '000

	FACE VALUE	BOOK VALUE
Investment and trading securities:		
to secure other services	238	247
to secure reverse Repos	2,100,722	2,104,077
reserve requirements to support foreign branches	27,635	27,635
	2,128,595	**2,131,959**
Other transactions:		
discount windows	19,071	15,257
	19,071	**15,257**
Total	**2,147,666**	**2,147,216**

10.4 Unused portions of committed credit lines

€ '000

a) Central banks	695,082
b) Other banks	1,242,433
Total	**1,937,515**

10.5 Forward transactions

At the end of the period, the Bank UniCredito Italiano S.p.A. had the following forward transactions pending for its own account (those related to trading on behalf of third parties are indicated in section 12) below.

€ '000

	HEDGING	TRADING	OTHER TRANSACTIONS	TOTAL
1. Trades	**23,729,644**	-	-	**23,729,644**
1.1 Securities	1,854	-	-	1,854
– purchases	*925*	-	-	*925*
– sales	*929*	-	-	*929*
1.2 Currencies	23,727,790	-	-	23,727,790
– currencies against currencies	*2,460,828*	-	-	*2,460,828*
– purchases against euro	*18,398,906*	-	-	*18,398,906*
– sales against euro	*2,868,056*	-	-	*2,868,056*
2. Deposits and loans	-	-	**3,273,254**	**3,273,254**
– to be disbursed	-	-	1,593,065	1,593,065
– to be received	-	-	1,680,189	1,680,189
3. Derivatives	**59,433,499**	**5,123,702**	**2,155,531**	**66,712,732**
3.1 With exchange of principal	1,304,488	27,866	-	1,332,354
a) Securities	996,502	27,866	-	1,024,368
– purchases	*10,279*	*27,866*		*38,145*
– sales	*986,223*	-	-	*986,223*
b) Currencies	307,986	-	-	307,986
– currencies against currencies	*177,260*	-	-	*177,260*
– purchases against euro	*10,000*	-	-	*10,000*
– sales against euro	*120,726*	-	-	*120,726*
c) other valuables	-	-	-	-
– purchases	-	-	-	-
– sales	-	-	-	-
3.2 Without exchange of principal	58,129,011	5,095,836	2,155,531	65,380,378
a) Currencies	3,328	-	3,328	6,656
– currencies against currencies	-	-	-	-
– purchases against euro	*1,847*	-	*1,481*	*3,328*
– sales against euro	*1,481*	-	*1,847*	*3,328*
b) other valuables *	58,125,683	5,095,836	2,152,203	65,373,722
– purchases	*31,601,604*	*2,642,709*	*70,412*	*34,314,725*
– sales	*26,524,079*	*2,453,127*	*2,081,791*	*31,058,997*
Total	**83,163,143**	**5,123,702**	**5,428,785**	**93,715,630**

* Includes basis swaps of € 1,334,551 thousand indicated as both purchases and sales.

Details on item 3, "Derivatives," are as follows:

Item 3.1.a Derivatives with exchange of principal – securities

		€ '000
Futures on fixed-income securities	200 lots	20,000
OTC bond options	9 contracts	476,415
OTC stock options	1 contract	520,088
Stock warrants	19,663,511 warrants	7,865
Total		**1,024,368**

Item 3.1.b Derivatives with exchange of principal - Currencies

		€ '000
Currency Interest Rate Swaps	10 contracts	146,204
Basis Currency Interest Rate Swaps	4 contracts	161.782
Total		**307;986**

Item 3.2.a Derivatives without exchange of principal – currencies

			€ '000
Covered warrants on foreign exchange - issued	****	332,900 warrants	3,328
- for hedging	****	332,900 warrants	3,328
Total			**6,656**

Item 3.2.b Derivatives without exchange of principal – other assets

			€ '000
Interest Rate Swaps		450 contracts	52,361,992
Basis Interest Rate Swaps *		78 contracts	2,669,102
Forward Rate Agreements		26 contracts	3,855,323
Swap options		14 contracts	1,555,107
OTC rate options **		22 contracts	785,368
OTC index options ***		29 contracts	1,513,902
Covered stock warrants - issued	****	2,052,555,500 warrants	923,883
- for hedging	****	2,052,555,500 warrants	923,883
Covered index warrants - issued	****	135,851,600 warrants	375,581
- for hedging	****	135,851,600 warrants	375,581
Index futures		500 lots	14,000
Interest rate futures		200 lots	20,000
Total			**65,373,722**

* €1,334,551 thousand indicated for both purchase and sale

** Including €95,787 thousand implicit in structured securities issued ("Other transactions" column) and €100,467 thousand implicit in related derivatives ("Hedging" column).

*** Including €756,951 thousand implicit in structured securities issued ("Other transactions" column) and the same number implicit in related derivatives ("Hedging" column).

**** As from May 2002, hedging of Covered Warrants held has been done through the purchase by TradingLab Banca SpA of similar instruments issued by the company for that purpose: these instruments are OTC derivatives with the same financial characteristics of the equivalents CWs issued exclusively between the two parties involved (and therefore are not available publicly). Hedging options previously purchased by TradingLab Banca SpA were also replaced by these instruments.

Covered warrants issued are included in the column "Other transactions".

Derivatives and foreign currency forward contracts - Notional principal

This section presents additional information regarding derivative contracts in accordance with the standards defined jointly by the Basle Committee on Banking Supervision and the International Organisation of Securities Commissions (IOSCO).

Notional principal broken down by type of contract and risk

€ '000

	INTEREST RATES	EXCHANGE RATES AND GOLD	STOCK PRICES & INDICES	OTHER	TOTAL
Trading contracts	**4,910,161**	**-**	**21,865**	**-**	**4,932,026**
- unlisted	**4,870,161**	**-**	**7,865**	**-**	**4,878,026**
Forwards	-				-
FRAs	-				-
Swaps	3,093,792	-	-	-	3,093,792
Basis Swaps	191,675	-	-	-	191,675
Options purchased	640,900	-	7,865	-	648,765
Options sold	943,794	-	-	-	943,794
- listed	**40,000**	**-**	**14,000**	**-**	**54,000**
Futures purchased	20,000	-	-	-	20,000
Futures sold	20,000	-	-	-	20,000
Options purchased	-	-	14,000	-	14,000
Options sold	-	-	-	-	-
Non-trading contracts	**55,500,447**	**21,393,224**	**4,632,920**	**-**	**81,526,591**
- unlisted	**55,500,447**	**21,389,896**	**3,333,455**	**-**	**80,223,798**
Forwards	1,854	21,078,582	-	-	21,080,436
FRAs	3,855,323	-	-	-	3,855,323
Swaps	49,734,336	146,204	-	-	49,880,540
Basis Swaps	1,142,876	161,782	-	-	1,304,658
Options purchased	168,225	3,328	2,576,504	-	2,748,057
Options sold	597,833	-	756,951	-	1,354,784
- listed	**-**	**3,328**	**1,299,465**	**-**	**1,302,793**
Futures purchased	-	-	-	-	-
Futures sold	-	-	-	-	-
Options purchased	-	-	-	-	-
Options sold	-	3,328	1,299,465	-	1,302,793
Grand total	**60,410,608**	**21,393,224**	**4,654,785**	**-**	**86,458,617**
of which: unlisted	*60,370,608*	*21,389,896*	*3,341,320*	-	*85,101,824*

Unlisted contracts: notional capital, market value, potential credit equivalent (add-on)

€ '000

	INTEREST RATES	EXCHANGE RATES AND GOLD	STOCK PRICES & INDICES	OTHER	TOTAL
Notional capital	**60,370,607**	**21,389,897**	**3,341,320**	**-**	**85,101,824**
Market values					
Trading contracts					
a) Positive value					
Forwards	-	-	-	-	-
FRAs	-	-	-	-	-
Swaps	104,995	-	-	-	104,995
Basis Swaps	46	-	-	-	46
Options	8,882	-	94	-	8,976
	113,923	**-**	**94**	**-**	**114,017**
b) Negative value					
Forwards	-	-	-	-	-
FRAs	-	-	-	-	-
Swaps	128,943	-	-	-	128,943
Basis Swaps	1,030	-	-	-	1,030
Options	9,746	-	-	-	9,746
	139,719	**-**	**-**	**-**	**139,719**
Non-trading contracts					
a) Positive value					
Forwards	-	93,676	-	-	93,676
FRAs	1,714	-	-	-	1,714
Swaps	533,746	3,995	-	-	537,741
Basis Swaps	15,995	70	-	-	16,065
Options	2,694	45	46,617	-	49,356
	554,149	**97,786**	**46,617**	**-**	**698,552**
b) Negative value					
Forwards	-	886,512	-	-	886,512
FRAs	1,790	-	-	-	1,790
Swaps	620,271	29,305	-	-	649,576
Basis Swaps	15,007	24,014	-	-	39,021
Options	-	-	10,072	-	10,072
	637,068	**939,831**	**10,072**	**-**	**1,586,971**
Market values					
- positive	**668,072**	**97,786**	**46,711**	**-**	**812,569**
- negative	**776,787**	**939,831**	**10,072**	**-**	**1,726,690**
Potential credit equivalent (add on)	**145,445**	**217,613**	**187,603**	**-**	**550,661**

Notional capital of unlisted contracts by residual life

€ '000

	UP TO ONE YEAR	ONE TO FIVE YEARS	OVER 5 YEARS	TOTAL
a) Interest rate contracts	**44,756,515**	**6,744,713**	**8,869,380**	**60,370,608**
Forwards	1,854	-	-	1,854
Derivatives	44,754,661	6,744,713	8,869,380	60,368,754
of which: options purchased	*10,279*	*173,020*	*625,826*	*809,125*
b) Exchange rate contracts	**21,303,011**	**77,347**	**9,538**	**21,389,896**
Forwards	21,058,722	19,860	-	21,078,582
Derivatives	244,289	57,487	9,538	311,314
of which: options purchased	*3,328*	-	-	*3,328*
c) Stock price and index contracts	**1,403,330**	**1,141,994**	**795,996**	**3,341,320**
Forwards	-	-	-	-
Derivatives	1,403,330	1,141,994	795,996	3,341,320
of which: options purchased	*1,355,330*	*831,041*	*397,998*	*2,584,369*
d) Other contracts	-	-	-	-
Forwards	-	-	-	-
Derivatives	-	-	-	-
of which: options purchased	-	-	-	-
Total	**67,462,856**	**7,964,054**	**9,674,914**	**85,101,824**

Information on the credit quality of unlisted contracts

€ '000

Weighting factor	Counterparties	EXPOSURE BEFORE COLLATERAL AND GUARANTEES: Market value negative	Market value Positive	Credit exposure Current	Credit exposure Potential	Total	Weighted credit equivalent * after security
0%	Governments Zone A central banks	-	-	-	-	-	-
20%	Government agencies, banks in Zone A, *supranationals*, banks in Zone B, with remaining maturity of up to 1 year	1,693,266	810,927	810,927	498,573	1,309,500	261,900
50%	Individual customers	33,424	1,642	1,642	52,087	53,729	26,865
100%	Government entities, banks in Zone B with remaining maturity of over 1 year	-	-	-	-	-	-
Total		**1,726,690**	**812,569**	**812,569**	**550,660**	**1,363,229**	**288,765**

* based on Basle Committee rules (Customers 50% - Banks 20%).

Information on expired contracts and related loan losses

Information on expired derivative contracts	Time since expiration	€ '000
Book value	30 – 90 days	-
Book value	over 90 days	-
Positive market value	30 – 90 days	-
Positive market value	over 90 days	-
Reported loan losses		-

10.6 Credit derivatives

€ '000

	TRADING	OTHER TRANSACTIONS
1. Purchases of protection	**-**	**620,630**
1.1. With exchange of principals *	-	-
- Credit Default Swap	-	-
1.2.Without exchange of principals	-	-
- Credit Default Swap	-	620,630
2. Sales of protection	**-**	**23,839**
2.1. With exchange of principals *	-	-
- Credit Default Swap	-	23,839
2.2. Without exchange of principals		-

* Credit derivatives requiring the delivery of the "reference obligation" ("physical delivery").

Section 11 CONCENTRATION AND DISTRIBUTION OF ASSETS AND LIABILITIES

11.1 Large exposures

	€ '000
a) amount	-
b) number	-

This figure was for the total weighted amount of risk positions that constitute "large exposures" in accordance with current regulatory provisions (exposure exceeding 10% of capital for regulatory purposes).
In addition to cash related risk assets, this amount included off-balance-sheet risk assets and amounts available under unused lines of credit (loans, advances and guarantees). At the end of 2002, there were no existing significant positions for the purposes of this reporting.

11.2 Distribution of loans to customers by main categories of borrowers

	€ '000
a) Governments	-
b) Other public entities	37,065
c) Non-financial companies	2,048,006
d) Financial companies	9,801,024
e) Family firms	681
f) Other borrowers	1,366,463
Total	**13,253,239**

11.3 Distribution of loans to Italian non-financial companies and family firms

€ '000

Economic sectors	
a) Commercial, recovery and repair services	-
b) Other services	115,464
d) Textiles, leather and footwear and clothing products	52,612
d) Energy products	-
e) Construction and civil engineering	-
f) Communications services	-
g) Other sectors	138,611
Total	**306,687**

* For units operating abroad.

Distribution of credit derivatives purchased (guarantees received) by main counterparty categories

€ '000

Banking Book:	**620,630**
- banks	536,981
- financial institutions	83,649
Trading Book:	**-**
- banks	-
- financial institutions	-
Total	**620,630**

11.4 Distribution of guarantees given by main counterparty categories

€ '000

a) Governments	-
b) Other public entities	4,312
c) Banks	1,397,341
d) Non-financial companies	654,183
e) Financial companies	972,777
f) Family firms	271
g) Others	491,457
Total	**3,520,341**

Distribution of credit derivatives sold (guarantees given) by main counterparty categories

€ '000

Banking Book:	**23,839**
- banks	23,839
- financial institutions	-
Trading Book:	**-**
- banks	-
- financial institutions	-
Total	**23,839**

11.5 Geographical distribution of Assets and Liabilities

€ '000

	ITALY	OTHER EU COUNTRIES	OTHER COUNTRIES	TOTAL
1. Assets	**72,723,856**	**5,856,580**	**3,438,894**	**82,019,330**
1.1 Loans to banks	48,587,163	2,765,429	999,188	52,351,780
1.2 Due from customers	10,143,944	1,496,779	1,612,516	13,253,239
1.3 Securities	13,992,749	1,594,372	827,190	16,414,311
2. Liabilities	**50,732,795**	**20,925,835**	**12,674,634**	**84,333,264**
2.1 Due to banks	37,365,351	4,767,154	9,007,194	51,139,699
2.2 Due to customers	2,103,172	1,990,627	1,265,202	5,359,001
2.3 Securities in issue	5,027,505	13,598,738	1,433,129	20,059,372
2.4 Other accounts	6,236,767	569,316	969,109	7,775,192
3. Guarantees and commitments	**5,103,754**	**580,642**	**2,455,637**	**8,140,033**

11.6 Breakdown of Assets and Liabilities by maturity

€ '000

ITEMS/RESIDUAL LIFE	ON DEMAND	FIXED TERM						TERM NOT SPECIFIED	TOTAL
				1 TO 5 YEARS		OVER 5 YEARS			
		UP TO 3 MONTHS	3 - 12 MONTHS	FIXED RATE	INDEXED RATE	FIXED RATE	INDEXED RATE		
1. Assets									
1.1 Refinanceable treasury notes	50,157	193,072	293,940	110,192	223,097	336,849	3	-	1,207,310
1.2 Loans to banks	34,524,745	12,780,030	2,704,826	832,130	683,486	47,538	82,955	696,070	52,351,780
1.3 Due from customers	411,435	9,282,669	1,720,921	672,487	457,092	66,910	618,786	22,939	13,253,239
1.4 Bonds and other debt securities	36,021	643,948	1,874,506	1,422,277	1,673,526	884,226	8,257,139	-	14,791,643
	35,022,358	**22,899,719**	**6,594,193**	**3,037,086**	**3,037,201**	**1,335,523**	**8,958,883**	**719,009**	**81,603,972**
1.5 "Off balance sheet" transactions	-	29,174,992	24,877,222	1,971,936	305,120	6,922,827	431,765	-	63,683,862
Total assets	**35.022.358**	**52,074,711**	**31,471,415**	**5,009,022**	**3,342,321**	**8,258,350**	**9,390,648**	**719,009**	**145,287,834**
2. Liabilities 2002									
2.1 Due to banks	29,240,950	18,627,110	2,721,735	9,536	99,897	-	440,471	-	51,139,699
2.2 Due to customers	1,898,979	2,786,969	439,653	-	-	-	233,400	-	5,359,001
2.3 Securities in issue:									
- Bonds	25,841	49,739	174,735	478,159	670,750	202,168	2,697,408	-	4,298,800
- Certificates of deposit	-	13,300,014	2,418,955	41,317	-	-	-	-	15,760,286
- Other securities	286	-	-	-	-	-	-	-	286
	31,166,056	**34,763,832**	**5,755,078**	**529,012**	**770,647**	**202,168**	**3,371,279**	**-**	**76,558,072**
2.4 Subordinated debt	812	-	762,987		600,000	2,369,103	3,135,188	907,102	7,775,192
	31,166,868	**34,763,832**	**6,518,065**	**529,012**	**1,370,647**	**2,571,271**	**6,506,467**	**907,102**	**84,333,264**
2.5 "Off balance sheet" transactions	-	30,944,966	24,030,111	2,847,166	305,120	5,124,734	431,765	-	63,683,862
Total liabilities	**31,166,868**	**65,708,798**	**30,548,176**	**3,376,178**	**1,675,767**	**7,696,005**	**6,938,232**	**907,102**	**148,017,126**

Assets and liabilities were distributed by maturity on the basis of their remaining life. The "on demand" category also includes assets and liabilities with remaining life of 24 hours or less. For this reason, the amount of loans "on demand" to banks and amounts due "on demand" to banks and customers does not correspond to the balance sheet amount that only reflects the contractual nature of the relationship.

11.7 Assets and liabilities in foreign currencies

€ '000

a) Assets	
1. Loans to banks	4,611,063
2. Due from customers	1,972,813
3. Securities	919,977
4. Equity investments	2,513,128
5. Other accounts	44,348
	10,061,329
b) Liabilities	
1. Due to banks	10,752,825
2. Due to customers	1,080,676
3. Securities in issue	10,677,314
4. Other accounts	948,840
	23,459,655

Based on current regulations, "other accounts" under assets are made up of item 10; "other accounts" under liabilities are made up of items 40 and 110.

EURO EXCHANGE RATES AS AT 31 DECEMBER 2002

United States dollar	1.0487
British Pound	0.6505
Japanese yen	124.3900
Polish zloty	4.0210
Croatian kuna	7.4521
Slovak koruna	41.5030
Bulgarian lev	1.9546
Turkish lira	1,738,000
Romanian leu	35,135

11.8 Securitisation transactions

The Group's main aim in performing securitisation transactions is to free up "economic capital" and/or obtain new liquidity, and to obtain greater diversification in funding sources.
The advisability of securitisation transactions is evaluated on the basis of the ability to create value; in this regard, a decision procedure was developed and centralised at the Parent Company level, for the planning, evaluation and execution of securitisations. The process includes an economic feasibility study phase used to evaluate the impact on capital (Tier I Ratio and Total Capital Ratio of the Group), and on EVA (Economic Value Added) and RARORAC (Risk Adjusted Return On Risk Adjusted Capital). If the evaluation in this first phase is positive, a technical and operational feasibility study is begun to examine the assets to be securitised, and the transaction structure is established.
Once technical feasibility is established, the transaction is carried out.

No securitisation transactions were carried out in 2002.

Existing positions are provided below in securities and deposits originating from prior securitisations:

Portfolio loans and securities originating from securitisation transactions:

(€million)	Quality of underlying asset	Type of underlying asset internal	third-party	Total	writedowns	Write-backs	Book value
Subordinated Deposits		**17.3**	**7.3**	**24.6**	**- 1.7**	**-**	**22.9**
Junior	Other assets	-	7.3	7.3	- 1.7	-	5.6
Junior	Other assets *	17.3	-	17.3	-	-	17.3
Investment securities		**-**	**500.7**	**500.7**	**- 39.7**	**-**	**461.0**
Senior		-	470.4	470.4	- 38.3	-	432.1
	Non-performing loans		-			-	
	Doubtful loans		-			-	
	Other assets		470.4	470.4	- 38.3		432.1
Mezzanine		-	-	-	-	-	-
	Non-performing loans			-			-
	Doubtful loans			-			-
	Other assets			-			-
Junior		-	30.3	30.3	- 1.4	-	28.9
	Non-performing loans		*20.8*	*20.8*			*20.8*
	Doubtful loans		-			-	
	Other assets		*9.5*	*9.5*	*- 1.4*		*8.1*
Trading securities		**-**	**347.4**	**347.4**	**-**	**-**	**347.4**
Senior		-	347.4	347.4	-	-	347.4
	Non-performing loans		-			-	
	Doubtful loans		-			-	
	Other assets		*347.4*	*347.4*			*347.4*
Mezzanine		-	-	-	-	-	-
	Non-performing loans		-			-	
	Doubtful loans		-			-	
	Other assets		-			-	
Junior		-	-	-	-	-	-
	Non-performing loans		-			-	
	Doubtful loans		-			-	
	Other assets		-			-	
Total		**17.3**	**855.4**	**872.7**	**- 41.4**	**-**	**831.3**

* "Synthetic" Securitisation.

To be specific:

Asset securitisations

Cordusio synthetic securitisation

• Origin:
Transaction carried out in 2001 using performing loans to mid-large corporates by UniCredito Italiano, and the former federated banks Credito Italiano and Cariverona, and Banca Mediocredito, totalling € 2,075 million;

• Principal features
This was a synthetic transaction (meaning that no loans were sold, and therefore remain on the books of the banks concerned) carried out by means of the stipulation of two Credit Default Swap contracts:
- the first, entered into with SPV (special purpose vehicle) Cordusio Plc, guarantees coverage of any losses for the first € 280.1 million through the establishment of collateral deposits at the banks concerned in proportion to the share of loans subject to coverage (€ 233.4 million from the issuance of Credit Linked Notes by the SPV and € 46.7 million from the direct payment by the banks of a subordinated deposit serving as a first loss);
- the second, which was entered into with a leading foreign bank, provides for the hedging of the remaining € 1,794.9 million.

For the purposes of capital requirements, this enables the underlying loans to be weighted not at 100%, but 0% for the first CDS and 20% for the second CDS.

The transaction has a duration of 7 years. However, UniCredito Italiano, for itself and on behalf of the other participating banks, will have the right, but not the obligation, to terminate the CDS contracts starting from the third year.

• Risk situation:
There were no events of default or increased risk in 2002 compared to 2001.
The portfolio concerned in the transaction is monitored on an ongoing basis, and is recorded in the form of a quarterly report which provides a breakdown of the status of the loans.
During the first three years of the transaction, and in agreement with the transaction arranger (Euro Capital Structures Ltd. – E.C.S.), replenishments and substitutions to the portfolio may be made. The former are necessary in the event that the loans in the basket are repaid early or are amortised, while the latter are discretional and must comply with the eligibility criteria for the loans. A report is provided quarterly to the rating agencies on changes in the portfolio composition.
The monitoring described above is also intended to ensure that the transaction achieves the objective of freeing up regulatory capital.

• Portfolio breakdown:
Based on the referenced contractual requirements, and notwithstanding the division of the junior portions, the composition of the portfolio has changed, and as at December 2002 was as follows:

		UNICREDIT BANCA				
(€million)	UNICREDITO ITALIANO	formerly CREDITO ITALIANO	formerly CARIVERONA	BANCA MEDIOCREDITO	TOTAL	%
Senior	536.0	1,062.8	151.9	44.1	1,794.8	86.5%
Mezzanine	66.4	142.3	19.7	5.0	233.4	11.2%
Junior (first loss) *	17.3	23.6	4.0	1.9	46.8	2.3%
TOTAL	**619.7**	**1,228.7**	**175.6**	**51.0**	**2,075.0**	**100.0%**
	29.9%	59.2%	8.5%	2.4%	100.0%	

* portion that remains the responsibility of the individual banks and which results in capital requirements of the same amount.

Third party securitisation transactions

"Colombo", "Diocleziano" and "Augusto" transactions

- Stake held by UniCredito Italiano in each SPV: 5%

- Origin:

Transactions performed in 2001 with loans resulting from the restructuring of Credito Fondiario e Industriale S.p.A. –Fonspa, and related to the plan to dispose of the investment in that entity.

- Principal features:

Colombo

- used public works loans constituting part of the loans sold by Fonspa to the SPV prior to the spin-off to UniCredito Italiano (the remaining loans sold by Fonspa were sold to the Diocleziano SPV – see below);
- bonds issued totalled €394.5 million, with a maturity of 28 August 2026, and were all placed in the market;
- to support any liquidity needs and expenses related to the transaction, UniCredito Italiano underwrote a subordinated loan, with limited recourse, of €7.3 million issued by the SPV;

Diocleziano

- used loans sold by Colombo (see above) outstanding as at 30 November 2001 of €775.9 million, including industrial, mortgage and non-residential loans and a portion of residential loans (the remainder of the residential mortgage loans were sold to Augusto – see below);
- bonds issued totalled €732.7 million, with a maturity of 31 August 2037; €366.4 million were purchased privately by UniCredito Italiano and recorded in the investment securities portfolio. Of this amount, €21.9 million were class A1 (repaid at par in May 2002), and €344.5 million were class A2;

Augusto

- used residential-type loans sold to it by Diocleziano (see above);
- bonds issued totalled €275.0 million, with a maturity of 31 August 2037; €137.5 million were purchased privately by UniCredito Italiano and recorded in the investment securities portfolio. Of this amount, €11.6 million were class A1 I (repaid at par in May 2002), €84.3 million were class A2 I, and €41.6 million were class A1 II;

- Risk situation:

Colombo

There has been no increase in risk since the last period.

Diocleziano e Augusto

With regard to asset monitoring and risk containment, the loan positions of both companies that carry a higher degree of risk are now managed by UniCredito Gestione Crediti SpA – Banca per la gestione dei crediti (UGC Banca SpA), a special servicer that specializes in loan recovery.

- Position of the subordinated loans and the securities held:

(€million)	Type	Category	Portfolio	Face value	Write-backs & writedowns: prev. periods	Write-backs & writedowns: during 2002	Book value
COLOMBO	Limited recourse subordinated bond	Junior	Deposits	7.3	-1.7	-	5.6
DIOCLEZIANO	Diocleziano A2 security	Senior	Investment securities	344.5	-34.9	-	309.6
AUGUSTO	Augusto A2 security - first issue	Senior	Investment securities	84.3	-	-0.8	83.5
	Augusto A1 security - second issue	Senior	Investment securities	41.6	-0.5	-2.1	39.0
				477.7	**-37.1**	**-2.9**	**437.7**

"Quercia Funding" securitisation

• Origin:
Transaction performed in 2001 by Cariverona (absorbed in July 2002 by UniCredito Italiano) and Mediovenezie, which in April 2002 changed its name to UniCredito Gestione Crediti SpA (UGC Banca SpA).

•Principal features:
- Mortgage loans and unsecured loans (classified as non-performing and held separately by the above two banks) were used;
- Bonds were issued for a total of € 217.4 million with a legal maturity of 1 August 2015, divided as follows: € 111.7 million class A, € 39.5 million class B, € 26.0 million class C, € 19.4 million class D, and € 20.8 million class E (unrated subordinated portion). All of the class E subordinated bonds were purchased by Cariverona and, following the referenced merger, were absorbed into the investment securities portfolio of UniCredito Italiano. The bonds of classes B, C and D (totalling € 84.9 million) were all purchased by Cariverona Ireland PLC.
- Ownership of the Interest Rate Cap contract, which provides the vehicle company with an interest rate risk hedge on the class A, B, and C bonds, was transferred to UniCredit Banca Mobiliare SpA (UBM).

•Risk situation:
Recovery operations related to the portfolio securitised, which were entrusted to UGC Banca SpA, were consistent at year-end with full recovery of the principal invested and, in some cases, repayments were occurring faster than projected by the servicer and reported in the offering circular at the time the transaction was begun.
Given this performance, we think it possible that the return on the subordinated class at maturity will be in line with the returns reported for the rated tranches.

•Portfolio status:

(€million)	Type	Category	Portfolio	Face value	Write-backs & writedowns: prev. periods	Write-backs & writedowns: during 2002	Book value
QUERCIA FUNDING	Class E - Unrated	Junior	Investment securities	20.8	-	-	20.8

Other third party securitisation transactions

As at 31 December 2002, the following positions from third party securitisation transactions were included in the securities portfolio:

– *Investment securities*
  - subordinated bonds – junior class – with a face value of € 9,5 million arising from the securitisation of Harbourmaster CLO1 (at the London branch of UniCredito Italiano), written down at year-end by 1.4 million.

– *Trading securities*

(€million)	Category	Maturity	Face value	Book value
SCCPP (Soc. Cartolarizzazione Proventi del Lotto)	Senior	6-12-2004	40.0	40.1
SCCI (Soc. Cartolarizzazione Crediti INPS)	Senior	31-07-2005	88.0	88.1
SCCI (Soc. Cartolarizzazione Crediti INPS)	Senior	31-07-2007	89.0	89.1
SCIP (Soc. Cartolarizzazione Immobili Pubblici)	Senior	26-04-2007	100.0	100.1
SCIP (Soc. Cartolarizzazione Immobili Pubblici)	Senior	26-10-2008	30.0	30.0
			347.0	**347.4**

Section 12 ASSET MANAGEMENT AND TRADING ON BEHALF OF THIRD PARTIES

12.1 Securities Dealing

€ '000

a) purchases	
1. settled	3,894,240
2. unsettled	89,323
	3,983,563
b) sales	
1. settled	4,152,355
2. unsettled	86,924
	4,239,279

12.2 Segregated accounts

Assets absorbed from the merged banks and transferred in their entirety to UniCredit Banca on 1 July 2002.

12.3 Custody and administration of securities

€ '000

a) Third party securities on deposit (excluding segregated accounts)	**176,001,510**
1) securities issued by the bank that prepares accounts	-
2) other securities	176,001,510
of which: - security	-
- collateral	*228,277*
- custody	*175,773,233*
b) Third party securities deposited with third parties	**171,231,662**
c) Investment and trading securities deposited with third parties	**16,461,466**

12.4 Debt collection on behalf of third parties: debit and credit adjustments

€ '000

a) Debit adjustments	
1. Other accounts	440,154
	440,154
b) Credit adjustments	
1. transferors' bills and documents	440,695
	440,695
Balance (a - b)	**541**

Note: a) 1. Other bills for collection, securities, bond-coupons and other documents sent to third parties for collection without debits to account.
b) 1. Transferors' bills and documents, other credit instruments and documents received subject to collection and after collection from both customers and banks.

12.5 Other transactions

€ '000

Other third party securities on deposit	
1. security	
2. collateral	40,648
3. custody	965,241
	1,005,889
Other investment and trading securities deposited with third parties	**205,907**
Other investment and trading securities with third parties	**166,764**

Part C - Notes to the Profit and Loss Account

Section 1 INTEREST

€ '000

10. Interest income and similar revenues	**4,007,528**
20. Interest expense and similar charges	**2,983,212**

1.1 Item 10 "Interest income and similar revenues"

€ '000

a) On loans to banks	1,136,266
of which: Loans to central banks	*31,268*
b) On loans to customers	1,948,757
c) On debt securities	912,086
d) Other interest income	10,419
e) Positive balances of hedging transaction differentials	-
Total	**4,007,528**

1.2 Item 20 "Interest expense and similar charges"

€ '000

a) On amounts due to banks	1,049,007
b) On amounts due to customers	498,378
c) On securities in issue	750,106
of which: certificates of deposit	*348,784*
d) On deposits received in administration	169
e) On subordinated debt	449,656
f) Negative balances of hedging transaction differentials	235,896
Total	**2,983,212**

1.3 Details of Item 10 "Interest income and similar revenues"

€ '000

a) on assets denominated in foreign currencies	811,579
b) on assets denominated in euros	3,195,949
Total	**4,007,528**

1.4 Details of Item 20 "Interest expense and similar charges"

€ '000

a) on liabilities denominated in foreign currencies	628,978
b) on liabilities denominated in euros	2,121,686
	2,750,664
c) Negative balances of foreign currency "hedging" transaction differentials	209,324
d) Negative balances of euro "hedging" transaction differentials	23,224
	232,548
Total	**2,983,212**

Section 2 COMMISSION

€ '000

40. Commission income	**772,246**
50. Commission expense	**108,139**

2.1 Item 40 "Commission income"

€ '000

a) Guarantees given	**35,297**
b) Credit derivatives	**989**
c) Administration, brokerage and consultancy services:	**434,756**
1. Security dealing	17,862
2. Currency dealing	18,841
3. Asset management accounts:	41,724
3.1. Individual	*41,724*
3.2 Collective	-
4. Custody and administration of securities	42,816
5. Depository bank	29,299
6. Placement of securities	129,001
6.1 Mutual funds	*100,619*
6.2 Other securities	*28,382*
7. Acceptance of trading instructions	13,384
8. Consultancy activities	1,284
9. Distribution of third party services:	140,545
9.1. Asset management accounts:	*42,337*
a) Individual	*42,337*
b) Collective	-
9.2. Insurance products	*94,119*
9.3. Other products	*4,089*
d) Collection and payment services	**124,389**
e) Servicing for securitisation transactions	**-**
f) Tax collection services	**-**
g) Other services	**176,815**
Total	**772,246**

Sub-item g) "Other services" was broken down as follows:

€ '000

Loans made	109,899
Securities services	19,887
Debit and credit card services	152
Rental of safe deposit boxes	2,619
Refunds and sundry recoveries	1,501
Foreign services	2,681
Other	40,076
Total	**176,815**

2.2 Details of Item 40 "Commission income": "Distribution channels for products and services"

€ '000

a) At the Group's branches:	**304,730**
1. Segregated accounts	41,678
2. Placement of securities	128,406
3. Third party services and products	134,646
b) Off-site distribution:	**6,540**
1. Segregated accounts	46
2. Placement of securities	595
3. Third party services and products	5,899
Total	**311,270**

2.3 Item 50 "Commission expense"

€ '000

a) Guarantees received	**3,639**
b) Loan-related derivatives	**1,786**
c) Administration and brokerage services:	**30,674**
1. Security dealing	1,404
2. Currency dealing	2,686
3. Segregated accounts:	10,568
3.1. Bank portfolio	*6,427*
3.2. Third party portfolio	*4,141*
4. Custody and administration of securities	7,904
5. Placement of securities	72
5.1. Mutual funds	-
5.2. Other securities	*72*
6. Off-site distribution of securities, products and services	8,040
d) Collection and payment services	**35,853**
e) Other services	**36,187**
Total	**108,139**

Sub-item e) "Other services" was broken down as follows:

€ '000

Loans received	199
Securities services	12,726
Debit and credit card services	281
Rental of safe deposit boxes	1
Foreign transactions and services	413
Other	22,567
	36,187

Section 3 TRADING PROFITS

€ '000

60. Trading profits (losses)	87,242

3.1 Item 60 "Trading profits (losses)"

€ '000

	SECURITIES TRANSACTIONS	CURRENCY TRANSACTIONS	OTHER TRANSACTIONS
A.1 Revaluations	40,735	XXX	323,559
A.2 Writedowns	-47,253	XXX	-283,277
B. Other profits/losses	25,146	10,083	18,249
Totals	**18.628**	**10,083**	**58,531**
1. Government securities	-11,357		
2. Other debt securities	16.506		
3. Equity securities	13,357		
4. Derivative contracts on securities *	122		
** of which: - A.1 Revaluations*	*25,948*		
- A.2 Writedowns	*-30,392*		
- B. Other profits/losses	*4,566*		

Section 4 ADMINISTRATIVE EXPENSES

€ '000

80. Administrative expenses	**1,367,163**

Item 80 "Administrative expenses"

€ '000

a) Payroll	
- Wages and salaries	519,980
- Social security contributions	149,426
- Severance pay	42,631
- Pensions and similar benefits *	34,759
- other costs	9,542
Total payroll	**756,338**
b) Other administrative expenses:	
indirect taxes and duty:	
- stamp tax	32,578
- registration tax	611
- municipal property tax (ICI)	7.684
- replacement tax	6,162
- other taxes and duties	27,692
	74,727
miscellaneous costs and expenses:	
- remuneration paid to outside professionals	84,526
- compensation and fees paid to directors and statutory auditors	6.377
- insurance	7,399
- advertising	21,653
- donations	767
- rental of electronic equipment and software	6.129
- postage, telephone, telegraph and telex	28.685
- printing and stationery	6,019
- various office equipment	2,201
- internal and external surveillance of premises	7.102
- credit information and searches	4,609
- provision of various services by third parties	172.827
- transport and safekeeping of valuables and documents	14.497
- cleaning of premises	7,457
- repair and maintenance of furniture, machinery and equipment	15.972
- maintenance of premises	8,995
- travelling expenses	14,327
- various hire charges	4,125
- rental expenses	75,513
- electricity, gas, heating, porterage and drinking water	16.815
- other costs	30,103
	536,098
Total other administrative expenses	**610,825**
Total	**1,367,163**

* The provision to the reserve for pensions also includes amounts related to external pension funds (for an amount of €16,805 thousand).

4.1 Average number of employees by category

€ '000

a) Senior managers	165
b) 3rd and 4th level management officers	576
c) Remaining staff	1,012
Total	**1,753**

This figure is calculated as the arithmetic mean of the number of employees at the end of the period and the number at the end of the prior period.

Section 5 WRITEDOWNS, WRITE-BACKS AND PROVISIONS

€ '000

90. Writedowns of intangible and tangible fixed assets	**116,718**
100. Provisions for risks and charges	**54,170**
120. Writedowns of loans and provisions for guarantees and commitments	**99,239**
130. Write-backs of loans and provisions for guarantees and commitments	**56,989**
140. Provisions to loan loss reserves	-
150. Writedowns of financial investments	**654,667**
160. Write-backs of financial investments	**26,596**

Please refer to Notes to the Accounts, Part A), Section 1, "Description of Accounting Policies" for details on the determination of writedowns, write-backs and provisions.

Item 90 "Writedowns of intangible and tangible fixed assets"

€ '000

Writedowns of tangible fixed assets:	
- property	56,800
- furniture	7,817
- equipment	21,967
(a)	**86,584**
Writedowns of intangible fixed assets:	
- intangible assets	5,817
- property rental costs	12,067
- amortisation of goodwill	3,387
- other capitalised costs	8,863
(b)	**30,134**
Total	**116,718**

(a) including permanent writedowns of €1,272 thousand.
(b) including permanent writedowns of €2,276 thousand.

Depreciation for tangible assets was determined using the rates set forth below. For the first year of service, rates were reduced by one half.
Assets valued at less than € 516.46 (previously Lit. 1 million) were charged in full to the profit and loss account.

Property	**3.00%**
Furniture:	
- furnishings	15.00%
- furniture and ordinary office machinery	12.00%
- motor vehicles	25.00%
Equipment:	
- equipment and electronic machinery	20.00%
- alarm, photography and other equipment	30.00%
- lifting apparatuses	7.50%
- other equipment (safety equipment, air conditioning, heating, electrical, etc.)	15.00%

Item 100 "Provisions for risks and charges"

	€ '000
Allocations to "reserves for risks and charges":	
- sub-item c) "Other reserves":	
other reserves for risks and charges	54,170
Total	**54,170**

See Notes to the Accounts, Part B, "Notes to the Balance Sheet", Section 7.3, for more information.

Item 120 "Writedowns of loans and provisions for guarantees and commitments"

	€ '000
Writedowns of loans:	
- to banks	12,324
- to customers	83,847
of which: to associated companies (other than Group companies)	-
	96,171
Allocations to "reserves for risks and charges":	
- sub-item c) "Other reserves":	
provisions for guarantees and commitments	3,068
	3,068
Total	**99,239**

This item included the amounts necessary to reduce loans to their estimated realisable value, as well as provisions to cover calculated losses in value of guarantees and commitments.

To be specific, "writedowns of loans" were broken down as follows:

	€ '000
- non-performing loans with respect to principal	29,350
- doubtful loans	59,560
- restructured loans	-
- country risk	7,142
- performing loans	119

Item 130 "Write-backs of loans and provisions for guarantees and commitments"

€ '000

- write-backs of loans	55,072
- write-backs of provisions for guarantees and commitments	1,917
Total	**56,989**

"Write-backs of loans" are related to the recovery of loans written down in previous periods.

To be specific, "Write-backs of loans" were broken down as follows:

€ '000

- non-performing loans with respect to principal	8,741
- doubtful loans	3,191
- restructured loans	10,459
- country risk	13,320
- performing loans	10
- overdue interest	4,369
- loans written off	14,982

Item 140 "Provisions to loan loss reserves"

€ '000

- Provisions to loan loss reserve	-
Total	**-**

Item 150 "Writedowns of financial investments"

€ '000

- writedowns of securities	33,552
- writedowns of equity investments	621,115
Total	**654,667**

This item includes writedowns of unsecured bonds resulting from restructured credit facilities, and of those issued by countries at risk (which were classified under investment securities), as well as equity investments, as reported in detail in section 3 of Part B of "Notes to the Balance Sheet."

Item 160 "Write-backs of financial investments"

€ '000

- write-backs of securities	10,732
- write-backs of equity investments	15,864
Total	**26,596**

This item included the recovery of principal writedowns reported in prior periods for unsecured bonds resulting from restructured credit facilities and for bonds issued by countries at risk. For more information see section 3, part B, of the "Notes to the Balance Sheet".

5.1 Item 120 "Writedowns of loans and provisions for guarantees and commitments"

€ '000

a) Writedowns of loans:	96,171
of which: - General writedowns for country risk	*7,142*
- Other general writedowns	*119*
b) Provisions for guarantees and commitments	3,068
of which: - General provisions for country risk	*1,586*
- Other general provisions	*1,380*
Total	**99,239**

Section 6 OTHER ITEMS OF THE PROFIT AND LOSS ACCOUNT

The profit and loss items not described in the preceding sections of the notes to accounts are as follows:

€ '000

30. Dividends and other revenues	**2,179,233**
70. Other operating income	**409,464**
110. Other operating expenses	**93,108**
180. Extraordinary income	**340,269**
190. Extraordinary charges	**144,427**
220. Income tax for the period	**861,030**

Item 30 "Dividends and other revenues"

€ '000

Dividends collected during the year:	**518,053**
a) On shares, quotas and other variable yield securities	82,222
b) On equity investments	54,072
c) On equity investments in Group companies	381,759
- Credit Carimonte	*161,921*
- FRT SIM	*4,922*
- Locat S.p.A.	*9,279*
- Rolo Banca 1473 S.p.A.	*147,517*
- Società di trasporto telematico	*248*
- Tyrerescom Limited	*1,265*
- UniCredit Fondi	*28,808*
- UniCredit Consulting	*59*
- Zagrebacka Banka D.D.	*27,740*
Dividends reported on an accrual basis:	**1,661,180**
c) On equity investments in Group companies	1,661,180
- Bank Pekao	*91,606*
- Bulbank A.D.	*26,106*
- CRTrieste Ireland	*1,065*
- CRVerona Ireland	*7,242*
- Locat S.p.A.	*28,332*
- UniCredit Banca S.p.A.	*1,122,709*
- UniCredit Banca Mobiliare S.p.A.	*319,557*
- UniCredito gestione crediti Spa (UGC)	*8,804*
- UniCredito Italiano Bank (Ireland) Plc	*30,052*
- Zagrebacka Banka D.D	*25,707*
Total	**2,179,233**
of which, tax credit: - on dividends collected	*145,116*
- on dividends reported on an accrual basis	*532,584*

6.1 Item 70 "Other operating income"

€ '000

Merchant banking activities	**140**
Premiums received for options	**9477**
Debits to third parties:	**155,860**
- tax reimbursements	58,503
- customer insurance premiums	1,808
- on deposits and current accounts	89,803
- for clearinghouse collections and payments	5,746
Miscellaneous income:	**243,987**
- rental income [a]	53,680
- reimbursement of expenses for staff seconded to other entities	38,516
- reimbursements of various amounts due in prior periods	18,021
- reimbursements for various assets related to prior periods	8,135
- options on structured securities	35,960
- other [b]	89,675
Total	**409,464**

(a) of which €34,711 thousand from Group companies.

(b) including €39,823 thousand from Group companies for miscellaneous services.

6.2 Item 110 "Other operating expenses"

€ '000

Payments for fixed assets under financial leases	5,973
Adjustments of conditions affecting prior periods	13,582
Restitutions for revenues from services regarding prior periods	1,874
options on structured securities	37,155
option premiums	9,742
Other expenses *	24,782
Total	**93,108**

* including €13,625 thousand for the non-deductible amount of the withholding on dividends from foreign subsidiaries.

6.3 Item 180 "Extraordinary income"

€ '000

Profits on sales of:	**172,911**
- property	58,623
- investment securities	12,488
- equity investments *	89,531
- other financial fixed assets	11,875
- other assets	394
Contingent gains and reversal of liabilities:	**167,358**
- excess provisions to taxation reserve	31,701
- tax rebate New York branch	11,124
- excess for reduced IRPEG (Corporation Tax) following the favourable outcome of the Dual Income Tax (DIT) inquiry	10,171
- compensation of deferred taxes related to prior periods	1,995
- compensation for deferred tax assets related to prior periods	14,716
- excess provisions to "reserves for risks and charges: other reserves" related to:	60,533
staff	*32,920*
former affiliates	*5,183*
other	*22,430*
- miscellaneous	37,118
Total	**340,269**

* For more information on income resulting from equity investments see Section 3, part B, "Notes to the Balance Sheet".

6.4 Item 190 "Extraordinary charges"

€ '000

Losses on sales of:	**25,545**
- property	674
- investment securities	24
- equity investments	5,149
- other financial fixed assets	19,532
- other assets	166
Contingent losses and reversal of assets:	**118,882**
- payroll costs due to separation bonuses	12,312
- compensatory payment for deferred taxes related to prior periods	10,037
- compensatory payment for deferred tax assets related to prior periods	25,296
- S3 merger difference	33,144
- OnBanca merger difference	1,696
- reversal of tax credits	2,435
- amount paid to a former affiliate for withdrawal from a reinsurance treaty	7,532
- miscellaneous	26,430
Total	**144,427**

6.5 Item 220 "Income taxes for the year"

€ '000

1. Current taxes:	**1.079.558**
- IRPEG *(corporation tax)* – IRAP *(regional tax on production activity)*	1,070,500
- Local taxes related to foreign branches in the countries in which they operate	7,370
- Other taxes	1,688
2. Changes in deferred tax assets	**-51,737**
3. Changes in deferred taxes	**-166,791**
4 Income tax for the year (1+2+3)	**861,030**

Section 7 OTHER NOTES TO THE PROFIT AND LOSS ACCOUNT

7.1 Geographical distribution of income

€ '000

Geographical distribution of income related to items 10, 30, 40, 60 and 70 of the profit and loss account:	
- Italy	6,929,302
- Other EU countries	448,350
- Other countries	78,061
Total	**7,455,713**

Note: Classified on the basis of areas where our branches are domiciled for transaction purposes.

Section 1 DIRECTORS AND STATUTORY AUDITORS

1.1 Remuneration

Below is the remuneration due to directors and statutory auditors including tax charges:

	€ '000
a) Directors	6,257
b) Statutory auditors	253
Total	**6,510**

Remuneration paid to the members of the Board of Directors, the Board of Auditors and General Managers (pursuant to art. 78 of CONSOB Resolution No. 11971 of 14 May 1999)

INDIVIDUAL	DESCRIPTION OF POSITION			REMUNERATION € '000			
FIRST AND LAST NAME	POSITION HELD	PERIOD IN OFFICE	EXPIRATION OF TERM OF OFFICE	EMOLUMENTS FOR THE POSITION IN THE COMPANY' PREPARING THE ACCOUNTS	NON-MONETARY BENEFITS	BONUSES AND OTHER INCENTIVES	OTHER REMUNERATION
DIRECTORS							
Francesco Cesarini	Chairman *	01/01/02 - 06/05/02		116	-	-	26
Franzo Grande Stevens	Director	01/01/02 - 06/05/02		13	-	-	-
Candido Fois	Director	01/01/02 - 06/05/02		14	-	-	5
Leonardo Del Vecchio	Director	01/01/02 - 06/05/02		12	-	-	-
Carlo Delaini	Director	01/01/02 - 06/05/02		13	-	-	51
Maurizio Lotti	Director	01/01/02 - 06/05/02		13	-	-	-
Remmert Luca	Director	01/01/02 - 06/05/02		13	-	-	30
Carlo Salvatori	Chairman *	06/05/02 - 31/12/02	acct. approv. 2004	412	-	-	6
Eugenio Caponi	Director *	01/01/02 - 31/12/02	acct. approv. 2004	173	-	-	85
Fabrizio Palenzona	Director *	01/01/02 - 31/12/02	acct. approv. 2004	171	-	-	73
Alessandro Profumo	Director *	01/01/02 - 31/12/02	acct. approv. 2004	306	12	1,000	3,206
Franco Bellei	Director *	01/01/02 - 31/12/02	acct. approv. 2004	157	-	-	206
Vincenzo Calandra Buonaura	Director	06/05/02 - 31/12/02	acct. approv. 2004	35	-	-	48
Roberto Bertazzoni	Director *	01/01/02 - 31/12/02	acct. approv. 2004	94	-	-	58
Mario Cattaneo	Director	01/01/02 - 31/12/02	acct. approv. 2004	49	-	-	2
Philippe Citerne	Director	01/01/02 - 31/12/02	acct. approv. 2004	45	-	-	-
Mario Greco	Director *	01/01/02 - 31/12/02	acct. approv. 2004	94	1	-	22
Ambrogio Dalla Rovere	Director	06/05/02 - 31/12/02	acct. approv. 2004	35	-	-	29
Giovanni Desiderio	Director	06/05/02 - 31/12/02	acct. approv. 2004	35	-	-	28
Guidalberto Di Canossa	Director	06/05/02 - 31/12/02	acct. approv. 2004	35	-	-	106
Francesco Giacomin	Director *	01/01/02 - 31/12/02	acct. approv. 2004	93	-	-	-

Remuneration paid to the members of the Board of Directors, the Board of Auditors and General Managers, continued)

INDIVIDUAL	DESCRIPTION OF POSITION			REMUNERATION			€ '000
FIRST AND LAST NAME	POSITION HELD	PERIOD IN OFFICE	EXPIRATION OF TERM OF OFFICE	EMOLUMENTS FOR THE POSITION IN THE COMPANY PREPARING THE ACCOUNTS	NON-MONETARY BENEFITS	BONUSES AND OTHER INCENTIVES	OTHER REMUNERATION
Piero Gnudi	Director	06/05/02 - 31/12/02	acct. approv. 2004	34	-	-	80
Achille Maramotti	Director	01/01/02 - 31/12/02	acct. approv. 2004	48	-	-	61
Gianfranco Negri Clementi	Director	06/05/02 - 31/12/02	acct. approv. 2004	38	-	-	2
Carlo Pesenti	Director *	06/05/02 - 31/12/02	acct. approv. 2004	60	-	-	-
Giovanni Vaccarino	Director	01/01/02 - 31/12/02	acct. approv. 2004	48	-	-	22
Anthony Wyand	Director	01/01/02 - 31/12/02	acct. approv. 2004	45	-	-	-
STATUTORY AUDITORS							
Gian Luigi Francardo	Chairman	01/01/02 - 31/12/02	acct. approv. 2003	68	-	-	41
Vincenzo Nicastro	Auditor	30/01/02 - 31/12/02	acct. approv. 2003	43	-	-	29
Giorgio Loli	Auditor	01/01/02 - 31/12/02	acct. approv. 2003	46	-	-	3
Aldo Milanese	Auditor	01/01/02 - 31/12/02	acct. approv. 2003	46	-	-	37
Roberto Timo	Auditor	01/01/02 - 31/12/02	acct. approv. 2003	46	-	-	
Giuseppe Armenise	Reserve auditor	01/01/02 - 29/01/02		4	-	-	42

* Executive Committee Members
The remuneration owed to Mr. Wyand was paid to C.G.N.U. Plc.
The remuneration owed to Mr. Mario Greco was paid to RAS S.p.A.
The remuneration for the duties of Mr. Alessandro Profumo as Director of other Group companies in the amount of €163 thousand out of the total of €3,206 thousand was paid directly to UniCredito Italiano S.p.A.

1.2 Loans and guarantees issued

Loans and guarantees provided in favour of directors and statutory auditors were as follows:

	€ '000
a) Directors	194,926
b) Statutory auditors	2,003
Total	**196,929**

Amounts include transactions generated, in accordance with current laws, with companies in which the company employees of the Parent Company have an interest.

Section 2 STOCK OPTIONS

Stock Options Allocated to Directors and General Managers

(pursuant to Article 78 of CONSOB Resolution No. 11971 dated 14 May 1999 et seq.)

(€ THOUSANDS)		Options held at start of the year			Options granted during the period			Options exercised during the period			Options expired in the period	Options held at end of the year		
First and Last Name	Position Held	Number of options	Average strike price	Average exercise date	Number of options	Average strike price	Average exercise date	Number of options	Average strike price	Average market price when exercised	Number of options	Number of options	Average strike price	Average exercise date
Alessandro Profumo	Managing Director/ CEO	7,000,000	4.760	31/12/2004	5,000,000	4.263	31/12/2006					12,000,000	4.594	31/10/2005
*					484	-		484	-					

* Stock options granted during fiscal year 2002 recorded as an allottment and simultaneous exercise of options with a strike price equal to zero.

Stock Options Allotted to Employees

(€ THOUSANDS)		NUMBER OF STOCK OPTIONS		AVERAGE STRIKE PRICE	MARKET PRICE [a]
1. Existing options as at 1.1	b	50,000,000	c	€ 4.760	€ 4.491
2a. Options on UniCredit stock – former options on Rolo Banca stock granted in the period	d	1,324,566		€ 17.457	€ 16.799
2b. Options on UniCredit stock – 25 July 2002 granted in the period	b	35,000,000	e	€ 4.263	€ 3.555
3. Options exercised during the period		-		-	-
4. Options expired during the period		-		-	-
5a. Options on UniCredit stock – former options on Rolo Banca stock as at 31.12.2002	d	1,324,566		€ 17.457	f
6a. of which: exercisable as at 31/12		-			
5b. Existing UniCredit options as at 31.12.2002	b	85,000,000		€ 4.594	€ 3.808
6b. of which: exercisable as at 31/12		-		-	-

NOTE: These figures include the options assigned to the Managing Director/CEO, Mr. Alessandro Profumo as an employee.

a. The market price related to options granted, exercised and expired in the period is the weighted average price based on the number of shares involved on the various dates. For the annual and year-end balances, the current market price of the stock has been used.

b. Each stock option corresponds to the right to purchase one common share of UniCredito Italiano S.p.A.

c. Including 25,950,000 allocated to the staff of UniCredito Italiano S.p.A., and 24,050,000 allocated to the staff of banks and companies of the Group.

d. Options allotted as an equal replacement of options previously allotted to the management of Rolo Banca 1473 S.p.A. following the merger of this bank into UniCredito Italiano S.p.A., which was completed on 1 July 2002. In the interest of consistency in the share swap between Rolo Banca 1473 and UniCredito Italiano established in relation to this merger, each newly allotted option gives the holder the right to 3.80 common shares in UniCredito Italiano at the price indicated in the table above.

e. Including 25,195,000 allocated to the staff of UniCredito Italiano S.p.A., and 9,805,000 allocated to the staff of banks and companies of the Group.

f. Price not available following the merger of Rolo Banca 1473 into UniCredito Italiano S.p.A., which was completed on 1 July 2002.

Free Allotment of Shares to All Employees

	€ '000	
Number of recipients	33,976	a
Number of shares allotted	16,020,884	b
Percentage of capital stock	0.25	

NOTE: These figures include the shares assigned to the Managing Director/CEO, Mr. Alessandro Profumo as an employee.

a. Including 1,313 for the staff of UniCredito Italiano S.p.A. and 32,663 for the staff of the banks and companies of the Group.

b. Including 623,634 for the staff of UniCredito Italiano S.p.A. and 15,397,250 for the staff of the banks and companies of the Group.

Free Allotment of Shares to Middle Management

€ '000

Number of recipients	2,217 a
Number of shares allotted	2,742,638 b
Percentage of capital stock	0.04

a. Including 106 members of the staff of UniCredito Italiano S.p.A. and 2,111 of the staff of the federated banks and the Group's Italian companies.
b. Including 191,080 to UniCredito Italiano S.p.A. staff and 2,551,558 to staff of the federated banks and the Group's Italian companies.

Section 3 CASH-FLOW STATEMENT

€ '000

Funds generated and collected	
Funds generated from operations:	
Net profit for the period	1,397,694
Provisions for possible loan losses	
Writedowns (write-backs) of loans	39,583
Provision to employee severance pay reserve	42,631
Provision to reserve for retirement and similar obligations	17,954
Provision to taxation reserves and deferred taxes	826,242
Provisions for risks and charges – other	-7,849
Writedowns (write-backs) of intangible and tangible fixed assets	116,718
Writedowns (write-backs) of financial investments	643,127
Total funds generated from operations	**3,076,100**
Increase in capital and reserves	
Capital stock	624,855
Issue premiums	191,356
Other reserves	1,152,952
Fund for General Banking Risks	116,885
Total increase in capital and reserves	**2,086,048**
Other funds collected:	
Subordinated debt	-1,285,138
Due to banks	25,453,496
Due to customers	554,456
Securities in issue	10,964,462
Accrued liabilities and deferred income	-56,730
Other liabilities	1,031,440
Other changes to reserves	1,808,856
Total changes in other funds collected	**38,470,842**
Total funds generated and collected	**43,632,990**
Funds used and invested	
Dividends distributed	723,811
Allocation to donation reserve	7,500
Uses of provisions to the taxation reserve, employee severance pay reserve, reserves for risks and charges and other reserves	1,372,147
Cash and deposits with central banks	-29,845
Loans to banks	26,728,124
Due from customers	7,939,954
Securities	3,275,073
Equity investments	1,159,221
Intangible and tangible fixed assets	1,109,256
Accrued income and prepaid expenses	19,450
Other assets	1,328,299
Total funds used and invested	**43,632,990**

Section 4 PARENT COMPANY OR EUROPEAN UNION PARENT COMPANY BANK

This provision is not applicable to UniCredito Italiano S.p.A., the Parent Company, which prepares consolidated accounts.

MANAGING DIRECTOR/CEO	CHIEF ACCOUNTANT
PROFUMO	LECCACORVI

Annexes

The following documents are included in the annexes:

ANNEXES

Comparison of the Balance Sheet as at 31 December 2002 with that of 31 December 2001

Assets

€ '000

	31.12.2002		31.12.2001	
10. Cash and deposits with central banks and post offices		**44,735,968**		**74,580,956**
20. Treasury notes and similar securities eligible for refinancing at central banks		**1,207,310,298**		**1,621,684,653**
30. Loans to banks:		**52,351,779,991**		**25,623,656,442**
a) On demand	34,329,899,052		11,860,032,513	
b) Other loans	18,021,880,939		13,763,623,929	
40. Due from customers		**13,253,238,871**		**5,352,868,131**
of which:				
- loans with deposits received in administration				
50. Bonds and other debt securities:		**14,791,642,684**		**11,210,307,225**
a) Of government issuers	3,912,682,325		2,886,837,591	
b) Of banks	9,202,674,796		6,940,868,470	
of which:				
- investment and trading securities	*42,459*		*58,609*	
c) Of financial institutions	1,224,839,239		1,182,332,773	
of which:				
- investment and trading securities				
d) Of other issuers	451,446,324		200,268,391	
60. Shares, interests and other equity securities		**415,357,958**		**331,901,740**
70. Equity investments		**1,885,466,156**		**1,756,715,514**
80. Equity investments in Group companies		**10,261,617,603**		**9,849,618,523**
90. Intangible fixed assets		**16,692,502**		**15,386,444**
of which:				
- Start-up costs		-		-
- Goodwill	-		-	
100. Tangible fixed assets		**1,160,159,456**		**168,927,256**
130. Other assets		**5,139,785,168**		**3,811,484,733**
140. Accrued income and prepaid expenses:		**1,127,361,407**		**1,107,911,225**
a) Accrued income	845,285,148		859,299,785	
b) Prepaid expenses	282,076,259		248,611,440	
of which:				
- issue discount on securities	*9,201,983*		*10,278,107*	
Total assets		**101,655,148,062**		**60,925,042,842**

Liabilities and Shareholders' equity

€ '000

	31.12.2002		31.12.2001	
10. Due to banks:		**51,139,699,237**		**25,686,202,659**
a) On demand	29,019,006,943		7,268,628,786	
b) On term or with notice	22,120,692,294		18,417,573,873	
20. Due to customers:		**5,359,001,289**		**4,804,544,992**
a) On demand	1,898,514,713		689,288,951	
b) On term or with notice	3,460,486,576		4,115,256,041	
30. Securities in issue:		**20,059,372,357**		**9,094,909,752**
a) Bonds	4,298,800,029		5,207,507,721	
b) Certificates of deposit	15,760,286,072		3,887,087,391	
c) Other securities	286,256		314,640	
50. Other liabilities		**2,855,515,419**		**1,824,075,582**
60. Accrued liabilities and deferred income:		**846,449,848**		**903,179,464**
a) Accrued liabilities	737,690,149		785,309,826	
b) Deferred income	108,759,699		117,869,638	
70. Reserve for employee severance pay		**45,495,999**		**39,349,216**
80. Reserves for risks and charges:		**2,499,778,827**		**1,190,238,227**
a) Reserve for pensions and similar obligations	446,253,819		19,215,469	
b) Taxation reserve	1,708,040,279		943,658,750	
c) Other reserves	345,484,729		227,364,008	
90. Reserve fund for possible loan losses		**16,526,621**		**16,526,621**
100. Fund for general banking risks		**116,884,808**		
110. Subordinated debt		**7,775,191,519**		**9,060,329,932**
120. Capital		**3,148,070,110**		**2,523,215,059**
130. Share premium reserve		**3,308,638,624**		**3,117,282,930**
140. Reserves:		**2,809,711,400**		**1,576,078,442**
a) Legal reserve	368,366,726		259,478,575	
c) Statutory reserves	771,600,961		531,822,404	
d) Other reserves	1,669,743,713		784,777,463	
150. Revaluation reserves		**277,020,029**		
160. Retained earnings (losses)		**97,665**		**228,453**
170. Net profit		**1,397,694,310**		**1,088,881,513**
Total liabilities and shareholders' equity		**101,655,148,062**		**60,925,042,842**

Guarantees and commitments

€ '000

	31.12.2002		31.12.2001	
10. Guarantees given		**3,520,340,817**		**3,129,323,650**
of which:				
- Acceptances	*3,529,495*		*1,454,680*	
- Other guarantees	*3,516,811,322*		*3,127,868,970*	
20. Commitments		**4,619,692,682**		**6,442,415,918**
of which:				
- For sales with repurchase obligation				

Comparison of the Profit and Loss Account as at 31 December 2002 with that of 31 December 2001

€ '000

	2002		2001	
10. Interest income and similar revenues		4,007,527,744		2,277,943,656
of which:				
- On loans to customers	*1,948,756,645*		*387,247,023*	
- On debt securities	*912,085,240*		*653,801,363*	
20. Interest expense and similar charges		2,983,212,465		2,585,551,014
of which:				
- On amounts due to customers	*498,378,126*		*164,723,246*	
- On securities in issue	*750,105,591*		*362,986,582*	
30. Dividends and other revenues:		2,179,232,392		2,345,753,474
a) On shares, quotas and other variable yield securities	82,222,343		4,734,695	
b) On equity investments	54,071,644		29,774,531	
c) On equity investments in Group companies	2,042,938,405		2,311,244,248	
40. Commission income		772,245,898		42,885,297
50. Commission expense		108,138,886		25,554,618
60. Trading profit (loss)		87,242,387		-77,557,623
70. Other operating income		409,464,826		124,344,612
80. Administrative expenses:		1,367,162,379		356,271,569
a) Payroll	756,337,939		200,468,293	
of which:				
- Wages and salaries	*519,979,660*		*143,785,993*	
- Social security contributions	*149,366,998*		*45,094,705*	
- Severance pay	*42,631,660*		*9,069,974*	
- Pensions and similar benefits	*34,817,464*			
b) Other administrative expenses	610,824,440		155,803,276	
90. Writedowns of intangible and tangible fixed assets		116,717,542		26,126,374
100. Provisions for Risks and Charges		54,170,673		50,463,701
110. Other operating expenses		93,107,784		28,252,456
120. Writedowns of loans and provisions for guarantees and commitments		99,239,074		88,695,459
130. Write-backs of loans and provisions for guarantees and commitments		56,989,137		19,719,989
140. Provisions to loan loss reserves				
150. Writedowns of financial investments		654,666,656		193,026,762
160. Write-backs of financial investments		26,595,871		14,979,413
170. Profit before extraordinary items and income tax		**2,062,882,796**		**1,394,126,865**
180. Extraordinary income		340,268,614		182,370,961
190. Extraordinary charges		144,427,626		36,584,604
200. Extraordinary income (charge) – net		**195,840,988**		**145,786,357**
220. Income tax for the year		861,029,474		451,031,709
230. Net profit		**1,397,694,310**		**1,088,881,513**

S3 Reorganisation: share swap surplus and share cancellation difference

(€ THOUSANDS)	Book value					
Company	Initial value	Capital increase	Total	Shareholders' Equity *	Share swap surplus	Cancellation difference
Credit Carimonte	872,158	193,774	1,065,932	1,463,121	- 397,189	-
Rolo Banca 1473	2,179,584	358,696	2,538,280	2,683,063	- 681,699	536,916
Cariverona	1,144,414	1,183	1,145,597	1,669,376	- 2,593	- 521,186
Banca CRT	1,170,335	-	1,170,335	1,252,347	-	- 82,012
Cassamarca	184,491	-	184,491	223,478	-	- 38,987
Caritro	355,246	24	355,270	292,029	- 82	63,323
CR Trieste	236,495	10,689	247,184	202,588	- 30,494	75,090
	6,142,723	**564,366**	**6,707,089**	**7,786,002**	**- 1,112,057**	**33,144**

* Credit Carimonte shareholders' equity includes the revaluation of its equity investment in Rolo Banca 1473 in the amount of €257,074 thousand, which was entered to offset the share cancellation difference (for more information see: Structure and Content of Company Accounts – **S3 reorganisation**).

Statement of changes in internal pension funds

FUNDS AND DESCRIPTION OF CHANGES	NO. RETIRED AS AT 31.12.2002	TYPE	€ '000 ACCOUNTING FIGURES
"Pension Fund for the employees of Cassa di Risparmio di Trieste – Collections Division"	**112**	**Defined benefits**	
Opening balance at 31.12.01			**6,592,643**
Benefits paid in the period			523,805
Provisions for the period			258,228
Balance as at 31.12.02			**6,327,066**
"Supplementary Pension Fund for the employees of Cassa di Risparmio di Torino in liquidation"	**7**		
Opening balance at 31.12.01			**2,227,813**
Benefits paid in the period			51,135
Transfers to other funds			13,198
Provisions for the period			-
Balance as at 31.12.02			**2,163,480**
" Supplementary Pension Fund for the collections management staff of Cassa di Risparmio di Torino "	**223**	**Defined benefits**	
Opening balance at 31.12.01			**9,513,603**
Benefits paid in the period			2,290,070
Provisions for the period			755,000
Balance as at 31.12.02			**7,978,533**
"Complementary Company Pension Fund of the general obligatory insurance for the employees of the credit section of **Cassa di Risparmio di Trento e Rovereto Spa, i.e. the Social Security Fund for the employees of the tax collection agencies of the Tax** ***Collections Service, and for the employees of the tax collection agency of the Cassa di Risparmio di Trento e Rovereto Spa"***	**484**	**Defined benefits**	
"Company Social Security Fund for the employees of the former Credito Fondiario Trento Spa"	**33**		
Opening balance at 31.12.01			**59,510,188**
Benefits paid in the period			5,717,950
Other changes			19,318
Provisions for the period			1,931,762
Other changes			15,758
Balance as at 31.12.02			**55,720,440**
"Complementary Company Pension Fund of the general obligatory ***insurance for the employees of the credit section of*** **Cassa di Risparmio di Trento e Rovereto Spa, i.e. the Social Security Fund for the employees of the tax collection agencies of the Tax Collections Service, and for the employees of the tax collection** ***agency of the Cassa di Risparmio di Trento e Rovereto Spa"***	**0**	**Defined contribution based on individual** ***capitalization***	
Opening balance at 31.12.01			**39,378,155**
Benefits paid in the period			3,837,154
Other changes			15,379
Replacement tax			144,775
Provisions for the period			2,480,097
Other changes			2,566,396
Balance as at 31.12.02			**40,427,340**

(Statement of changes in internal pension funds, continued)

FUNDS AND DESCRIPTION OF CHANGES	NO. RETIRED AS AT 31.12.2002	TYPE	€ '000 ACCOUNTING FIGURES
"Pension and Social Security contract for the employees in the categories of direction/upper management, middle and front-line management, office staff, and junior and auxiliary staff of Cariverona Banca Spa"	**1,180**	**Defined benefits**	
Opening balance at 31.12.01			**98,918,024**
Benefits paid in the period			9,738,968
Provisions for the period			6,693,437
Balance as at 31.12.02			**95,872,493**
"Integrative pension fund to the obligatory disability, old-age and death-benefit insurance managed by INPS for Cassa di Risparmio di Ancona (absorbed on 1/10/89 into Cariverona Banca Spa)"	**58**	**Defined benefits**	
Opening balance at 31.12.01			**5,573,849**
Benefits paid in the period			566,137
Provisions for the period			377,163
Other changes			2,277
Balance as at 31.12.02			**5,387,152**
"Retirement Fund for the office staff, clerks and auxiliaries of Banca Cuneese Lamberti Meinardi & C. – Cuneo (merged on 1/8/92 into Cariverona Banca Spa)"	**28**	**Defined benefits**	
Opening balance at 31.12.01			**4,382,653**
Benefits paid in the period			263,084
Provisions for the period			296,559
Other changes			3,063
Balance as at 31.12.02			**4,419,191**
Pension fund for the employees of the former Credito Fondiario delle Venezie Spa	**9**	**Defined benefits**	
Opening balance at 31.12.01			**1,554,019**
Benefits paid in the period			96,917
Provisions for the period			105,155
Balance as at 31.12.02			**1,562,257**
Agreement for the regulation of the social security benefits of the employees of the Istituto Federale of Casse di Risparmio delle Venezie Spa	**67**	**Defined benefits**	
Opening balance at 31.12.01			**6,537,311**
Benefits paid in the period			633,658
Provisions for the period			442,357
Balance as at 31.12.02			**6,346,010**
"Internal Company Fund (FIA) of the former Credito Romagnolo" + Internal social security fund (CIP) former Banca del Friuli	**1376**	**Defined benefits**	
Opening balance at 31.12.01			**189,210,979**
Benefits paid in the period			10,542,685
Provisions for the period			4,599,442
Other changes			19,020
Balance as at 31.12.02			**183,286,756**

(Statement of changes in internal pension funds, continued)

FUNDS AND DESCRIPTION OF CHANGES	NO. RETIRED AS AT 31.12.2002	TYPE	€ '000 ACCOUNTING FIGURES
"Integrative Pension Fund for the employees of the former Carimonte Banca Spa"	**188**	**Defined benefits**	
Opening balance at 31.12.01			**20,381,423**
Benefits paid in the period			1,243,233
Provisions for the period			14,496
Balance as at 31.12.02			**19,152,686**
Fund for the employees of Magazzini Generali	**3**	**Defined benefits**	
Opening balance at 31.12.01			**136,154**
Benefits paid in the period			10,881
Provisions for the period			
Balance as at 31.12.02			**125,273**
Supplementary retirement benefits in favour of the members of General Management of Credito Italiano who retired between 1 January 1963 and 30 September 1989 attributed to UniCredito Italiano	**22**	**Defined benefits**	
Opening balance at 31.12.01			**19,215,469**
Benefits paid in the period			1,758,885
Provisions for the period			-
Balance as at 31.12.02			**17,456,584**
Fund for the employees of the former Credito Romagnolo (Luxembourg branch – subject to local legislation)			
Opening balance at 31.12.01	**0**		**28,557**
Benefits paid in the period			-
Provisions for the period			-
Balance as at 31.12.02			**28,557**

Information on Reserves and Funds

DESCRIPTION OF RESERVES	RESERVES AND FUNDS, WHICH, WHEN DISTRIBUTED, DO NOT CONTRIBUTE TO SHAREHOLDER INCOME	RESERVES AND FUNDS, WHICH, WHEN DISTRIBUTED, CONTRIBUTE TO THE COMPANY'S TAXABLE INCOME	OTHER RESERVES AND FUNDS	€
Share premium reserve	**3,287,412,778**		**21,225,846**	**3,308,638,624**
Legal reserve			**368,366,726**	**368,366,726**
Statutory reserves			**771,600,960**	**771,600,960**
Fund pursuant to Art. 55 Pres. Decree 597/73		59,490		59,490
Reserve pursuant to Law 516/82		1,624,498		1,624,498
Transfer of reserve pursuant to Law 218/90		215,007,608	56,710,666	271,718,274
Reserve pursuant to art. 7(3) of Law 218/90		214,746,671		214,746,671
Reserve pursuant to Art. 19 of Leg. Decree 87/92		15,942		15,942
Reserve pursuant to Leg. Decree 124/93		644,043		644,043
Reserve pursuant to Leg. Decree 153/99 (*)		527,844,593	134,278,794	662,123,387
Share exchange reserve for former FONSPA shares			53,879,366	53,879,366
Reserve for spin-off differences of the former FONSPA			4,972,244	4,972,244
Share exchange surplus for merger of federated banks and Credit Carimonte S.p.A. (S3 reorganisation)			408,888,542	408,888,542
Share exchange surplus for merger of OnBanca S.p.A.			48,383,134	48,383,134
Reserve connected with the medium-term incentive system for Group staff			2,688,122	2,688,122
Other reserves		**959,942,845**	**709,800,868**	**1,669,743,713**
Monetary equalisation reserve pursuant to Law 576/75		4,087,494		4,087,494
Monetary revaluation reserve pursuant to Law 72/83		84,657,918		84,657,918
Asset revaluation reserve pursuant to Law 408/90		28,965,054		28,965,054
Property revaluation reserve pursuant to Law 413/91		159,309,563		159,309,563
Revaluation reserves		**277,020,029**		**277,020,029**
TOTAL	**3,287,412,778**	**1,236,962,874**	**1,870,994,400**	**6,395,370,052**

* of which € 249,521,718 if distributed to shareholders by 2 May 2003, € 278,322,875 if distributed by 5 May 2004.

Reserves allocated to capital				
Statutory reserves			927,792,204	927,792,204
Share exchange reserve for the former B.P. Rieti			5,377,866	5,377,866
Retained earnings transferred following UniCredito S.p.A. spin off			6,045,804	6,045,804
Reserve connected with the medium-term incentive system for Group staff			19,050,029	19,050,029
Taxed reserve pursuant to Law 823/73			43,742,293	43,742,293
Reserve pursuant to Art. 55 Pres. Decree 917/86		2,354,011		2,354,011
Transfer of reserve pursuant to Law 218/90		3,549,607		3,549,607
Reserve pursuant to Art. 7(3) of Law 218/90		15,730,200		15,730,200
Reserve pursuant to Leg. Decree 153/99		12,029,434		12,029,434
Monetary equalisation reserve pursuant to Law 576/75		18,080,943		18,080,943
Monetary revaluation reserve pursuant to Law 72/83		130,471,883		130,471,883
Asset revaluation reserve pursuant to Law 408/90		53,304,684		53,304,684
Property revaluation reserve pursuant to Law 413/91		263,596,574		263,596,574
TOTAL		**499,117,336**	**1,002,008,196**	**1,501,125,532**

Information on Tax Credit

(€)	AMOUNT OF TAXES FOR THE ALLOCATION OF THE ENTIRE *TAX CREDIT* TO SHAREHOLDERS	AMOUNT OF TAXES FOR THE ALLOCATION OF THE LIMITED *TAX CREDIT* TO SHAREHOLDERS
Opening balance	**712,937,469**	**339,167,311**
Decrease due to the distribution of profits approved during the period	- 407,143,580	-
Increase due to taxes paid during the period	259,481,276	8,049,258
Increase resulting from the merger of federated banks and Credit Carimonte S.p.A. (S3 reorganisation)	1,992,151,271	591,567,607
Other increases	51,551,213	130,494,694
Total **	**2,608,977,649**	**1,069,278,870**

** Does not include taxes that will be settled in the income tax return for the period.

List of Properties (Article 10, Law 72/83)

(€ THOUSANDS) CITY	ADDRESS	AREA IN M²	PURCHASE PRICE AND ADDITIONS	REVALUATIONS PURSUANT TO LAW 823 OF 19.12.73	REVALUATIONS PURSUANT TO LAW 576 OF 2.12.75	REVALUATIONS PURSUANT TO LAW 72 OF 19.03.83
Abbadia S. Salvatore	Locale Monte Amiata-Ponte Radio	15	232	-	-	-
Acqui Terme	Corso Dante 26	-	308,709	-	16,254	330,668
Affi	Via Pascoli	-	217,905	-	-	-
Aglié	Via Cesare Battisti 2	-	11,878	-	3,554	31,866
Agliè	Via Roma 8	-	17,582	-	20,533	90,204
Agordo	P.zza Della Libertà 30	-	146,427	-	-	-
Agrigento	Terreno Località Fegotto	2,050	113,259	-	-	-
Agrigento	Via S. Giuseppe - Montaperto	180	158,036	-	-	-
Agugliano	via Cesare Battisti 19/g	-	156,352	-	-	-
Airasca	Via Roma 77	-	50,133	-	-	88,690
Alano di Piave/Fener	Via Dante Alighieri 15	-	673,736	-	-	-
Alano di Piave/Fener	Via Dante Alighieri 8/a 8/b	-	3,045	-	-	-
Alba	Piazza Savona 11	-	853,626	-	-	-
Albaredo D'adige	Corso Umberto I, 82	-	17,793	-	-	-
Alfonsine	Corso Garibaldi 119	443	204,030	-	25,519	185,809
Alfonsine	Esattoria Via Mazzini 17	91	39,566	-	8,780	68,492
Almese	Via Roma 2	-	79,296	-	-	112,826
Alpignano	Via Mazzini 38 ang. Via Philips	-	3,058,570	-	-	-
Ancona	Baraccola - via Buozzi 16	-	318.936	-	-	464.811
Ancona	corso Carlo Alberto 23/25 - via Ragnini	-	253.673	-	-	-
Ancona	Corso Garibaldi 91 a/b	-	431.865	-	-	-
Ancona	Palombare / via dell'Industria 7/b	-	61.359	-	-	-
Ancona	Palombina - Piazzale Torricelli 22/24	-	28.473	-	-	-
Ancona	Piazza Roma, 25 - corso Stamira 51	-	1.783.898	-	280.557	1,549,371
Ancona	Piazza Roma, 26	-	118,273	-	-	-
Ancona	Piazza Ugo Bassi, 31/33/37/38	-	91,526	-	-	-
Ancona	Tavernelle - via Tavernelle 93	-	575,575	-	-	-
Ancona	Torrette - via Velino 34	-	325,072	-	-	258,228
Ancona	via Barilatti 4	-	44,629	-	-	-
Ancona	Via Barilatti, 41	-	60,516	-	-	-
Ancona	Via Bezzecca, 6	-	3,732	-	-	-
Ancona	Via del Commercio, 10/c	-	161,294	-	-	-
Ancona	via Gorizia 6	-	81,451	-	-	-
Ancona	Via Mamiani 4/6	915	1,251,963	-	-	-
Ancona	Via Monte Grappa, 5	-	22,768	-	-	-
Ancona	Via Montebello 58	-	10,753	-	-	-
Ancona	via Piave 38	-	27,577	-	-	-
Anzola dell'Emilia	Via Emilia Ponente 132	512	190,456	-	15,494	208,007
Aosta	Avenue du Conseil Des Commis 17/19	-	432,352	-	126,005	893,867
Arco	Via Gallas 6	-	15,689	-	-	-
Arco	Via Marconi 13	-	489,788	-	-	12,442
Arcole	Via Padovana 124	-	308,291	-	-	-
Arezzo	Via XXV Aprile 32	-	675,375	-	-	-
Argelato	Funo Centrgross Viale Mercanzia 2/b	959	541,848	-	-	-
Argelato	Funo Centrgross Viale Mercanzia 3/a	651	423,250	-	-	38,898
Argelato	Via Centese 88	429	103,805	-	-	-
Argelato - Funo	Via Galliera 124	662	518,568	-	-	-
Argenta	Longastrino Via Molinetto 4 Via Strine 3	353	155,532	-	-	41,950
Arona	Piazza della Repubblica 66	-	1,559,166	-	-	-
Arsiè	via Crocera 2/4 - piazza Marconi 22/24	-	103,605	-	-	-
Arsiero	Piazza Martiri della Libertà 1/P.zza Rossi 33	-	484,404	-	-	-
Artegna	Via Montenars 2	176	152,082	-	-	2,108
Arzignano	Via Kennedy 20	-	1,898,217	-	-	-

REVALUATIONS PURSUANT TO LAW 218 OF 30.07.90	REVALUATIONS PURSUANT TO LAW 408 OF 29.12.90	REVALUATIONS PURSUANT TO LAW 413 OF 30.12.91	REVALUATIONS FOR MERGERS ART. 123 D.P.R. 917	WRITEDOWNS	GROSS BOOK VALUE	DEPRECIATION	NET BOOK VALUE AS AT 31.12.2002
-	-	393	-	-	625	438	187
1,246,914	-	-	-	-	1,902,545	647,674	1,254,871
-	-	-	-	-	217,905	91,402	126,503
100,086	-	-	-	-	147,384	-	147,384
192,902	-	-	-	-	321,221	118,032	203,189
320,594	-	95,271	-	-	562,292	224,080	338,212
-	-	-	-	-	113,259	-	113,259
-	-	-	-	-	158,036	22,521	135,515
80,487	-	4,011	-	-	240,850	77,204	163,646
242,038	-	-	-	-	380,861	143,222	237,639
400,306	-	68,665	-	-	1,142,707	247,397	895,310
118,830	-	38,711	-	-	160,586	8,962	151,624
318,285	-	-	-	-	1,171,911	489,397	682,514
277,721	-	72,533	-	-	368,047	89,244	278,803
-	5,469	329,268	-	-	750,095	267,349	482,746
-	180	48,800	-	-	165,818	54,799	111,019
234,300	-	-	-	-	426,422	200,229	226,193
1.507.938	-	-	-	-	4.566.508	2.687.371	1.879.137
1.175.103	-	405.789	-	-	2.364.639	1.125.211	1.239.428
551.237	-	275.435	-	-	1.080.345	379.579	700.766
810.712	-	191.327	-	-	1.433.904	354.036	1.079.868
462.637	-	41.344	-	-	565.340	225.467	339.873
266.361	-	53.226	-	-	348.060	54.771	293.289
2,975,816	-	1,330,087	-	-	7,919,729	3,455,085	4,464,644
314,504	-	36,415	-	-	469,192	176,207	292,985
1,192,730	-	189,063	-	-	1,473,319	534,556	938,763
1,064,608	-	279,855	-	-	1,920,038	586,574	1,333,464
696,943	-	311,359	-	-	1,591,602	815,396	776,206
187,683	-	120,160	-	-	352,472	120,423	232,049
211,525	-	25,723	-	-	297,764	117,587	180,177
129,276	-	280	-	-	133,288	44,294	88,994
544,116	-	85,330	-	-	790,740	413,596	377,144
361,736	-	106,364	-	-	549,551	187,375	362,176
-	-	-	11,052	-	1,263,015	440,956	822,059
224,789	-	1,708	-	-	249,265	84,015	165,250
81,967	-	1,615	-	-	94,335	29,741	64,594
9,606	-	37,703	-	-	74,886	-	74,886
-	24,075	377,652	-	-	815,684	360,685	454,999
1,424,559	-	-	-	-	2,876,783	981,156	1,895,627
-	51,387	85,611	-	-	152,687	-	152,687
-	172,872	462,099	-	-	1,137,201	524,501	612,700
96,723	-	30,503	-	-	435,517	178,955	256,562
-	-	-	-	-	675,375	322,717	352,658
1,120,382	-	-	-	-	1,662,230	600,165	1,062,065
-	754,719	16,047	-	-	1,232,914	730,538	502,376
345,720	-	-	-	-	449,525	154,115	295,410
542,225	-	-	-	-	1,060,793	441,275	619,518
-	4,177	90,095	-	-	291,754	70,170	221,584
1,376,067	-	-	-	-	2,935,233	1,633,148	1,302,085
176,906	-	76,937	-	-	357,448	113,141	244,307
201,113	-	17,572	-	-	703,089	262,749	440,340
-	-	50,983	35,363	-	240,536	161,609	78,927
535,628	-	549,523	-	-	2,983,368	1,581,237	1,402,131

(List of properties - Art. 10, Law 72/83, continued)

(€ THOUSANDS) CITY	ADDRESS	AREA IN M²	PURCHASE PRICE AND ADDITIONS	REVALUATIONS PURSUANT TO LAW 823 OF 19.12.73	REVALUATIONS PURSUANT TO LAW 576 OF 2.12.75	REVALUATIONS PURSUANT TO LAW 72 OF 19.03.83
Asiago	Cso IV Novembre 25	-	433,048	-	-	-
Auronzo	via Roma 62	-	432,198	-	-	-
Aviano	Via Pitteri 2	509	359,807	-	-	-
Avigliana	Viale Roma 12	-	814,064	-	-	-
Avio	Piazza Roma 3	-	2,373	-	14,154	24,273
Azeglio	Via Roma 89	-	32,945	-	12,384	96,264
Azzano Decimo	Piazza Libertà 22	268	36,012	-	421	103,901
Bagnacavallo	Traversara Via Centro 49-51	201	13,249	-	7,747	46,371
Bagnacavallo	Via Mazzini 1/3	326	212,039	-	-	306,650
Bagnara di Romagna	Piazza Marconi 18	127	135,765	-	5,165	69,160
Bagno di Romagna	S.Pietro in Bagno Via Corzani 2	320	68,999	-	12,395	33,950
Balzola	Via Mameli 28	-	36,219	-	18,587	24,398
Barbarano Vicentino	P.zza Roma 14	-	40,979	-	-	-
Barbiana	Piazza Umberto I 7	-	20,604	-	-	79,857
Bardolino	pzza Matteotti	-	632	-	-	-
Bardolino	Via Borgo Cavour 59	-	1,185,459	-	-	-
Bardonecchia	Via medail 31	-	36,823	-	32,407	154,312
Bardonecchia	Via medail 31	-	6,676	-	8,172	37,606
Barge	Piazza Garibaldi 7	-	145,003	-	9,057	-
Bari	Via Amendola 1	1,718	3,821,972	-	-	-
Baselga del Piné	Via CesaBattisiti 84	-	163,092	-	8,817	27,372
Bassano del Grappa	P.tta Monte Vecchio 15	-	54,935	-	-	-
Bassano del Grappa	via Parolini 79/80/81/82/85/89 74/79/91/92/93/72/73	-	5,699,152	-	-	-
Bazzano	Piazza Garibaldi 25-26	270	156,050	-	-	164,635
Beinasco	Corso Torino 1 - 3	-	266,109	-	36,682	-
Bellaria Igea Marina	Via Matteotti 17 Via Torre 4	298	133,389	-	-	331,042
Bellaria Igea Marina	Via Pinzon 216	264	136,226	-	-	179,062
Belluno	Baldenich - via V. Veneto 111/B	-	31,047	-	-	-
Belluno	P.zza Martiri 39-41-42-43/Via Tasso 9	-	1,006,290	-	-	1,533,331
Belluno	Pzza Mercato 26	-	946,022	-	-	-
Belluno	Via Carrera 40	-	152,566	-	-	-
Belluno	Via Jacopo Tasso 19	1,090	1,513,701	-	-	-
Belluno	Via V.Veneto 107/Via Medaglie D'Oro	-	895,287	-	-	-
Belluno	viale Europa 7	-	958,893	-	-	-
Benevagienna	Piazza S.Francesco 1	-	23,739	-	13,286	79,101
Bentivoglio	Via Marconi 46	173	8,161	-	-	-
Bergamo	Via D'Alzano 3	-	13,672	-	-	1,830
Bergamo	Via IV Novembre ang. Via Brosetta	-	703,724	-	3,847	49,233
Bergamo	Via Moroni 237	-	715,377	-	-	-
Bergamo	Piazza Matteotti 5	-	3,645,718	21,526	107,478	955,862
Biandrate	Via Caccianotti 22	-	41,655	-	-	140,757
Biandrate	Via S. Giacomo 1	-	25,748	-	-	38,499
Bibiana	Via Roma 41	-	34,653	-	6,237	112,020
Biella	Via Delleani 14/g	-	2,396,469	-	-	-
Bleggio Inferiore - Ponte Arche	Via Marconi 4	-	20,663	-	18,385	64,041
Boiano	Via Fiumicello 17	464	375,499	-	-	-
Bologna	Galleria Acquaderni, Via Giudei, Vicolo Limbo, Via Oberdan	14,814	8,277,084	-	516,070	14,890,606
Bologna	Piazza Porta S. Mamolo 6	721	186,869	-	-	-
Bologna	Piazza Trento e Trieste 2	315	275,045	-	-	219,325
Bologna	Via Andrea Costa 22	297	219,474	-	10,329	200,872
Bologna	Via Barbieri 56	-	399,159	-	-	-

REVALUATIONS PURSUANT TO LAW 218 OF 30.07.90	REVALUATIONS PURSUANT TO LAW 408 OF 29.12.90	REVALUATIONS PURSUANT TO LAW 413 OF 30.12.91	REVALUATIONS FOR MERGERS ART. 123 D.P.R. 917	WRITEDOWNS	GROSS BOOK VALUE	DEPRECIATION	NET BOOK VALUE AS AT 31.12.2002
455,984	-	98,116	-	-	987,148	454,885	532,263
326,791	-	169,797	-	-	928,786	340,690	588,096
-	-	123,553	159,975	-	643,335	342,322	301,013
975,681	-	-	-	-	1,789,745	859,656	930,089
-	33,041	40,615	-	-	114,456	53,066	61,390
237,028	-	-	-	-	378,621	143,757	234,864
-	-	51,766	88,596	-	280,696	140,223	140,473
-	8	99,258	-	-	166,633	51,830	114,803
-	134	320,872	-	-	839,695	378,165	461,530
-	313	103,634	-	-	314,037	131,982	182,055
-	67,440	69,070	-	-	251,854	103,045	148,809
79,023	-	-	-	-	158,227	72,163	86,064
264,823	-	24,346	-	-	330,148	92,175	237,973
168,925	-	-	-	-	269,386	91,493	177,893
12,805	-	507	-	-	13,944	5,047	8,897
467,414	-	285,874	-	-	1,938,747	1,033,031	905,716
411,944	-	-	-	-	635,486	197,051	438,435
124,691	-	-	-	-	177,145	8,232	168,913
117,169	-	-	-	-	271,229	116,509	154,720
-	-	-	32,633	-	3,854,605	1,224,634	2,629,971
-	33,955	44,505	-	-	277,741	111,712	166,029
1,505,546	-	145,911	-	-	1,706,392	596,517	1,109,875
4,303,697	-	1,223,200	-	-	11,226,049	5,221,700	6,004,349
-	72,572	184,632	-	-	577,889	212,851	365,038
592,418	-	-	-	-	895,209	283,272	611,937
-	390	447,538	-	-	912,359	465,372	446,987
-	-	270,044	-	-	585,332	329,022	256,310
180,599	-	20,944	-	-	232,590	98,536	134,054
4,614,000	-	1,098,995	-	-	8,252,616	2,913,145	5,339,471
401,804	-	25,869	-	-	1,373,695	41,211	1,332,484
1,188,650	-	76,710	-	-	1,417,926	541,694	876,232
-	-	288,460	302,527	-	2,104,688	1,370,427	734,261
608,820	-	328,950	-	-	1,833,057	952,221	880,836
413,242	-	533,867	-	-	1,906,002	591,632	1,314,370
71,730	-	-	-	-	187,856	92,552	95,304
142,710	-	-	-	-	150,871	44,125	106,746
283	-	-	9,434	-	25,219	11,462	13,757
27,697	-	-	11,489	-	795,990	391,392	404,598
-75,053	-	-	-	-	640,324	324,223	316,101
102,352	-	-	3,321,444	-	8,154,380	3,638,585	4,515,795
166,305	-	-	-	-	348,717	160,961	187,756
78,987	-	-	-	-	143,234	-	143,234
121,445	-	-	-	-	274,355	123,405	150,950
-	-	-	-	-	2,396,469	572,536	1,823,933
-	35,637	92,909	-	-	231,635	110,110	121,525
-	-	32,699	-	-	408,198	172,892	235,306
-	6,448,320	21,944,724	-	-	52,076,804	25,745,899	26,330,905
1,092,378	-	-	-	-	1,279,247	407,929	871,318
-	323,614	47,004	-	-	864,988	438,275	426,713
-	428,771	8,809	-	-	868,255	375,498	492,757
-	-	-	-	-	399,159	107,151	292,008

(List of properties - Art. 10, Law 72/83, continued)

(€ THOUSANDS) CITY	ADDRESS	AREA IN M²	PURCHASE PRICE AND ADDITIONS	REVALUATIONS PURSUANT TO LAW 823 OF 19.12.73	REVALUATIONS PURSUANT TO LAW 576 OF 2.12.75	REVALUATIONS PURSUANT TO LAW 72 OF 19.03.83
Bologna	Via Bellaria 53A	283	50,741	-	-	-
Bologna	Via Bentini 35	495	373,344	-	-	-
Bologna	Via Bentini 65	299	129,955	-	12,911	124,221
Bologna	Via Bertoloni 4	1,938	2,405,121	-	-	-
Bologna	Via Dagnini ang. Via Orti 16	-	1,235,148	-	-	-
Bologna	Via del Lavoro 22	22,040	20,406,920	-	-	-
Bologna	Via della Barca 3/5/7	196	82,771	-	-	-
Bologna	Via Della Cooperazione 1	1,493	1,352,331	-	-	-
Bologna	Via Don Sturzo 33	265	58,827	-	-	325,893
Bologna	Via Emilia Ponente 211	534	356,896	-	-	-
Bologna	Via Ferrarese 14	282	347,737	-	-	138,382
Bologna	Via Ferrarese 4-6	319	334,935	-	-	-
Bologna	Via Gagarin 13	291	42,368	-	-	-
Bologna	Via Indipendenza 11	6,214	301,132	-	-	2,452,912
Bologna	Via IV Novembre 10	178	40,431	-	-	326,359
Bologna	Via Mandria, Via dell'Inferno, Via S. Giobbe	4,788	5,226,880	-	-	-
Bologna	Via Marconi 43	409	207,410	-	-	646,596
Bologna	Via Massarenti 100	350	398,353	-	-	365,005
Bologna	Via Mattei 22	480	709,656	-	-	-
Bologna	Via Mazzini 1	133	209,277	-	-	-
Bologna	Via Murri 143	603	658,241	-	-	-
Bologna	Via Parmeggiani 6	546	684,515	-	-	-
Bologna	Via S. Donato 32	223	49,605	-	-	185,514
Bologna	Via S. Donato 83	-	628,564	-	-	-
Bologna	Via S. Stefano 114/B	179	73,842	-	-	-
Bologna	Via Salvini 12	181	71,450	-	-	-
Bologna	Via Sostegnazzo 1	11,743	3,416,331	-	-	1,926,972
Bologna	Via Stalingrado 26	223	137,254	-	-	189,893
Bologna	Via Toscana 58/A	217	151,858	-	-	58,038
Bologna	Via Zamboni 18-20	14,534	20,263,306	-	-	4,124,473
Bondeno	P.iazza Garibaldi 49 Via Oriani 4	423	470,823	-	-	-
Borgaretto	Piazza Kennedy 2	-	175,562	-	-	71,742
Borgaretto	Via Drosso 29	-	24,140	-	-	3,003
Borgaro	Piazza Europa 4	-	86,729	-	34,844	177,483
Borghi	Via Roma 65	-	49,838	-	-	-
Borgo Tossignano	Via Garibaldi 8	157	25,604	-	-	110,200
Borgo Valsugana	Via Martiri della Resistenza 15	-	106,075	-	-	106,705
Borgomanero	Piazza Mora e Gibin 21	-	95,208	-	83,958	355,777
Borgosesia	Piazza Cavour 13	-	679,012	-	-	-
Boscochiesanuova	Piazza Borgo 4	-	49	-	-	-
Boscochiesanuova	Valdiporro - Località Teodori	-	-	-	-	-
Boscochiesanuova	Valdiporro - Località Teodori	-	-	-	-	-
Brandizzo	Via Torino 116	-	145,638	-	-	19,629
Brenzone	Via Vespucci 2	-	103,428	-	-	-
Brescia	corso Cavour 4	-	2,429,743	-	-	-
Brescia	via Cefalonia 55	-	648,880	-	-	-
Brescia	Via F.lli Porcellaga 2	768	2,370,803	-	-	-
Brescia	Via Tartaglia 11	-	1,371,484	-	-	-
Bricherasio	Piazza Castelvecchio 2	-	16,774	-	9,359	91,206
Brindisi	Viale Commenda 13	804	1,084,723	-	-	-
Brisighella	Via Roma 56 Viale Pascoli 2	479	38,768	-	-	143,386
Brusasco	Via Martiri della Libertà 34	-	50,239	-	-	84,701

REVALUATIONS PURSUANT TO LAW 218 OF 30.07.90	REVALUATIONS PURSUANT TO LAW 408 OF 29.12.90	REVALUATIONS PURSUANT TO LAW 413 OF 30.12.91	REVALUATIONS FOR MERGERS ART. 123 D.P.R. 917	WRITEDOWNS	GROSS BOOK VALUE	DEPRECIATION	NET BOOK VALUE AS AT 31.12.2002
445,178	-	-	-	-	495,919	151,483	344,436
533,644	-	-	-	-	906,988	376,102	530,886
-	282,836	-	-	-	549,923	258,685	291,238
-	1,233,688	671,186	-	-	4,309,995	2,503,699	1,806,296
-	-	-	-	-	1,235,148	390,106	845,042
-	16,614,325	25,519,251	-	-	62,540,496	32,024,523	30,515,973
307,724	-	-	-	-	390,495	159,462	231,033
-	160,567	795,848	-	-	2,308,746	988,373	1,320,373
-	115	356,938	-	-	741,773	368,782	372,991
830,215	-	-	-	-	1,187,111	459,013	728,098
-	33,328	223,635	-	-	743,082	373,449	369,633
403,596	-	-	-	-	738,531	405,789	332,742
391,437	-	-	-	-	433,805	131,902	301,903
13,129,633	-	-	-	-	15,883,677	5,021,036	10,862,641
-	51,551	350,837	-	-	769,178	378,915	390,263
-	2,739,180	1,458,993	-	-	9,425,053	3,468,156	5,956,897
-	143,078	695,953	-	-	1,693,037	807,654	885,383
-	351,805	4,852	-	-	1,120,015	704,405	415,610
-	18,988	2,768	-	-	731,412	444,302	287,110
-	68,575	14,749	-	-	292,601	135,845	156,756
593,721	-	-	-	-	1,251,962	438,701	813,261
-	680,044	548,358	-	-	1,912,917	955,425	957,492
-	1,130	227,492	-	-	463,741	237,092	226,649
-	-	-	-	-	628,564	47,142	581,422
378,618	-	-	-	-	452,460	152,097	300,363
305,610	-	-	-	-	377,060	107,991	269,069
-	98,477	2,790,857	-	-	8,232,637	3,931,553	4,301,084
-	45	195,624	-	-	522,816	247,505	275,311
-	12,318	246,771	-	-	468,985	261,233	207,752
-	5,071,531	7,542,298	62,738	-	37,064,346	12,685,855	24,378,491
-	307,010	36,222	-	-	814,055	471,719	342,336
468,054	-	-	-	-	715,358	306,720	408,638
53,837	-	-	-	-	80,980	7,984	72,996
403,734	-	-	-	-	702,790	212,736	490,054
-	-	-	-	-	49,838	13,456	36,382
-	1,759	129,542	-	-	267,105	133,598	133,507
-	71,590	146,102	-	-	430,472	183,962	246,510
654,013	-	-	-	-	1,188,956	440,308	748,648
-	-	-	-	-	679,012	247,909	431,103
121	-	6	-	-	176	56	120
98,956	-	64,760	-	-	163,716	-	163,716
119,367	-	87,732	-	-	207,099	-	207,099
302,750	-	-	-	-	468,017	198,390	269,627
261,555	-	48,396	-	-	413,379	127,300	286,079
273,559	-	1,230,593	-	-	3,933,895	2,955,358	978,537
-	-	-	-	-	648,880	28,331	620,549
-	-	134,121	-	-	2,504,924	1,036,109	1,468,815
-	-	-	-	-	1,371,484	565,266	806,218
110,933	-	-	-	-	228,272	68,308	159,964
-	217	869,541	133,755	-	2,088,236	1,212,094	876,142
-	56,994	293,996	-	-	533,144	248,213	284,931
301,656	-	-	-	-	436,596	144,662	291,934

(List of properties - Art. 10, Law 72/83, continued)

(€ THOUSANDS) CITY	ADDRESS	AREA IN M²	PURCHASE PRICE AND ADDITIONS	REVALUATIONS PURSUANT TO LAW 823 OF 19.12.73	REVALUATIONS PURSUANT TO LAW 576 OF 2.12.75	REVALUATIONS PURSUANT TO LAW 72 OF 19.03.83
Budrio	Piazza Filopanti 1 Via dei Gotti 1	571	552,344	-	-	330,552
Budrio Mezzolara	Via Schiassi 146	187	135,349	-	3,099	24,461
Buenos Aires	Avenida Corrientes 236	91	18,592	-	-	5,681
Buia	Via S. Stefano 175	468	348,957	-	-	3,798
Busca	Via Umberto I 1	-	27,148	-	23,726	98,692
Busca	via Umberto I 25/27 - via P.Gallo 6	-	191,913	-	-	124,260
Busca	Via Umberto I 5	-	8,424	-	8,395	33,099
Bussolengo	Piazza 26 aprile, 23/Vicolo Baldani 9	-	253,541	-	-	-
Bussoleno	Piazza del Moro 1	-	36,497	-	25,322	140,776
Bussoleno	Via Traforo 31	-	8,181	-	-	39,993
Buttapietra	Via Provinciale Est 1/A	-	218,106	-	-	-
Cafasse	Piazza Vittorio Veneto 12	-	341,453	-	-	-
Calci	Monte Serra-Ponte Radio	10	228	-	-	-
Calderara di Reno Bargellino	Via persicetana 12	1,242	775,527	-	-	-
Caldiero	Piazza Matteotti, 3	-	121,876	-	-	-
Caltrano	via Roma 27-29-31	-	399,110	-	-	-
Caluso	Via Cardinal Bettoia 5	-	46,624	-	29,141	146,684
Cambiano	Via Borgarelli 1	-	143,649	-	16,963	68,688
Camerano	via Garibaldi 76	-	14,211	-	-	-
Camisano Vicentino	P.zza Libertà/Via Monsignor Girardi 16	-	270,322	-	-	-
Campitello di Fassa	loc. Cercenà	-	145,154	-	-	-
Campobasso	Via Petitti 1	216	37,567	-	-	-
Campobasso	Via Pietrunto 19	1,686	335,541	-	63,152	1,029,550
Campobasso	Via Toscana 5	-	508,798	-	-	-
Campobasso	Viale Principe di Piemonte, Via Giovanni XXIII	-	1,468,063	-	-	-
Campogalliano	Via Marconi 8	1,465	401,482	-	-	679,044
Canazei	Via Dolomiti 61	-	39,251	-	-	-
Canelli	Piazza Zoppa 10/a	-	255,069	-	30,342	144,112
Capracotta	Terreno	-	-	-	-	-
Caprino Veronese	Piazza della Vittoria 1/Via Garibaldi 19	-	13,442	-	-	-
Carignano	Via Silvio Pellico 1	-	47,631	-	16,402	168,262
Carmagnola	Via Vallobra 4 bis	-	763,393	-	-	104,631
Carmiano	Piazzale Assunta	703	563,801	-	-	-
Carpi	Via Berengario 16	704	1,009,114	-	-	203,430
Carrù	Piazza Mercato 1	-	36,893	-	4,475	162,240
Casacalenda	Corso Roma 100	269	326,037	-	-	-
Casacalenda	Corso Roma 100	190	57,659	-	-	-
Casalborgone	Via Mazzini 2	-	22,598	-	24,750	64,576
Casalborsetti	Via Mare ang Via Viole	131	82,433	-	-	100,461
Casale Corte Cerro	Via Marconi 23	-	7,268	-	5,854	8,109
Casale Corte Cerro	Via S. Anna 32	-	122,570	-	-	125,329
Casale Monferrato	Piazza Marinai d'Italia 38	-	59,062	-	33,198	115,996
Casale Monferrato	Via Brigate Partigiani 18	-	8,648	-	4,242	18,283
Casale Monferrato	Via S. guazzo 12	-	138,295	-	44,646	579,425
Casalecchio di Reno	Piazza della Repubblica 2 Via Marconi 3	440	297,841	-	-	213,357
Casalecchio di Reno	Via Marconi 32/40	901	768,294	-	-	-
Casarsa della Delizia	Via Pasolini 11	483	307,807	-	-	78,942
Caselle Torinese	Via Mazzini 29	-	14,270	-	-	31,071
Caselle Torinese	Via Torino 47	-	74,919	-	-	164,883
Casorzo	Via Mazzini 56	-	20,607	-	14,938	45,035
Castagnaro	Via Don M.Prando 4/Via Dante 56	-	61,685	-	-	-
Castel Bolognese	Via Garavini 18/20	479	144,271	-	-	189,480

REVALUATIONS PURSUANT TO LAW 218 OF 30.07.90	REVALUATIONS PURSUANT TO LAW 408 OF 29.12.90	REVALUATIONS PURSUANT TO LAW 413 OF 30.12.91	REVALUATIONS FOR MERGERS ART. 123 D.P.R. 917	WRITEDOWNS	GROSS BOOK VALUE	DEPRECIATION	NET BOOK VALUE AS AT 31.12.2002
-	83,629	487,321	-	-	1,453,846	667,927	785,919
-	2,461	225,753	-	-	391,123	225,056	166,067
-	-	27,948	-	-	52,221	28,807	23,414
-	-	140,225	112,320	-	605,300	446,726	158,574
219,680	-	-	-	-	369,246	142,243	227,003
-	-	41,938	-	-	358,111	144,466	213,645
50,295	-	-	-	-	100,213	-	100,213
695,974	-	107,923	-	-	1,057,438	285,262	772,176
144,462	-	-	-	-	347,057	160,254	186,803
30,782	-	-	-	-	78,956	-	78,956
112,169	-	119,963	-	-	450,238	299,948	150,290
410,618	-	-	-	-	752,071	440,075	311,996
-	-	386	-	-	614	430	184
-	611,572	351,505	-	-	1,738,604	897,174	841,430
274,031	-	51,016	-	-	446,923	71,002	375,921
76,849	-	18,021	-	-	493,980	123,631	370,349
186,085	-	-	-	-	408,534	189,063	219,471
128,641	-	-	-	-	357,941	138,901	219,040
180,676	-	4,732	-	-	199,619	68,361	131,258
476,325	-	3,264	-	-	749,911	246,482	503,429
-	574,545	65,315	-	-	785,014	-	785,014
-	-	7,485	-	-	45,052	26,137	18,915
-	-	486,241	-	-	1,914,484	1,028,813	885,671
-	-	-	-	-	508,798	-	508,798
-	-	-	-	-	1,468,063	31,155	1,436,908
312,906	-	-	-	-	1,393,432	960,576	432,856
-	191,108	125,996	-	-	356,355	-	356,355
487,400	-	-	-	-	916,923	324,278	592,645
-	-	-	-	-	-	-	-
468,401	-	23,204	-	-	505,047	146,293	358,754
306,575	-	-	-	-	538,870	214,486	324,384
206,806	-	-	-	-	1,074,830	533,628	541,202
-	126	389,030	-	-	952,957	570,734	382,223
-	166	781,886	-	-	1,994,596	982,074	1,012,522
123,219	-	-	-	-	326,827	153,398	173,429
-	-	50,720	-	-	376,757	163,509	213,248
-	-	8,013	-	-	65,672	10,770	54,902
256,824	-	-	-	-	368,748	122,372	246,376
-	355	96,133	-	-	279,382	173,142	106,240
26,238	-	-	-	-	47,469	12,860	34,609
238,282	-	-	-	-	486,181	254,347	231,834
371,139	-	-	-	-	579,395	193,838	385,557
52,338	-	-	-	-	83,511	2,418	81,093
1,255,802	-	-	-	-	2,018,168	666,423	1,351,745
-	38,616	338,755	-	-	888,569	387,964	500,605
1,244,959	-	-	-	-	2,013,253	433,315	1,579,938
-	-	41,862	146,737	-	575,348	236,170	339,178
44,244	-	-	-	-	89,585	-	89,585
218,943	-	-	-	-	458,745	204,899	253,846
127,041	-	-	-	-	207,621	76,162	131,459
520,947	-	58,646	-	-	641,278	80,364	560,914
-	8,961	389,886	-	-	732,598	380,891	351,707

(List of properties - Art. 10, Law 72/83, continued)

(€ THOUSANDS) CITY	ADDRESS	AREA IN M²	PURCHASE PRICE AND ADDITIONS	REVALUATIONS PURSUANT TO LAW 823 OF 19.12.73	REVALUATIONS PURSUANT TO LAW 576 OF 2.12.75	REVALUATIONS PURSUANT TO LAW 72 OF 19.03.83
Castel d'Aiano	Piazza Nanni Levera 1	108	157,164	-	-	-
Castel S. Pietro	Via Matteotti 6/12	403	416,427	-	-	195,186
Castelfranco Emilia	Corso Martiri 140	-	938,744	-	-	-
Castelfranco Emilia	Corso Martiri 216-220-222	1,262	313,174	-	-	232,598
Castelfranco Emilia Piumazzo	Piazza Repubblica Via dei Mille 137	331	545,044	-	-	-
Castelfranco Veneto	c.so 29 aprile	-	298,371	-	5,595	216,395
Castelguelfo	Via Gramsci 8 Via Viaggi 3	770	262,651	-	-	-
Castellamonte	Piazza della Repubblica 1	-	409,653	-	508	-
Castellamonte	Piazza della repubblica 1	-	80,865	-	5,821	-
Castello d'Argile	Via Matteotti 26	170	43,801	-	-	-
Castello di Serravalle	Via Marconi 44	215	2,984	-	-	-
Castelmaggiore	Via Gramsci, 114-115	563	189,997	-	-	282,001
Castelnuovo del Garda	Piazza della Libertà 1 ang. Via Marconi 4	-	372,986	-	-	-
Castelnuovo Don Bosco	Viale Regina Margherita 17	-	17,655	-	24,160	51,107
Castenaso	Via Scipione Nsica 5	177	39,273	-	20,080	90,883
Castenuovo Rangone	Via Zanasi 3	775	13,485	-	-	123,950
Castenuovo Rangone fraz Montale	Via Della Chiesa 1	435	183,177	-	-	56,810
Castiglione dei Pepoli	Baragazza Via Piana 127	117	35,874	-	-	50,754
Castiglione dei Pepoli	Via S. Lorenzo 57	400	117,473	-	-	156,697
Cavaion	Via Pozzo Dell'Amore 29	-	51,192	-	-	-
Cavalermaggiore	Via Turcotto 5/B	-	13,294	-	12,735	51,646
Cavalese	Via Bronzetti 8	-	123,056	-	21,496	152,445
Cavour	Via Cavour 46	-	23,922	-	14,685	111,238
Cembra	Via 4 Novembre 39	-	38,274	-	9,606	17,182
Centallo	Largo Vico 10bis	-	75,455	-	-	44,415
Cento	Via Matteotti 5	323	388,155	-	-	160,547
Cercemaggiore	Via Regina Margherita 46	135	48,345	-	-	-
Cerea	Via Canonica 1 Via P. Cerea, 30	-	91,297	-	-	-
Ceres	Piazza del Municipio 1	-	22,038	-	12,823	118,010
Cervia	Viale Roma 27	350	252,089	-	-	-
Cervia - Castiglione di Cervia	Piazza Tre Martiri 19-20	164	44,063	-	-	115,427
Cervia - Milano Marittima	Rotonda 1 Maggio 18 Viale Bologna 11	380	504,461	-	-	345,387
Cervignano del Friuli	Piazza Unità d' Italia 7	347	73,092	-	27,393	167,410
Cervinia-Breuil	Piazza guido Rey	-	499,866	-	-	-
Cesena Borello	Via nazionale 615	170	68,061	-	-	120,663
Cesenatico	Viale Roma 60 Piazzale Comandini 23	488	470,613	-	-	-
Cesiomaggiore	Piazza del Commercio 37	-	302,120	-	-	-
Chatillon	Via Chanoux 8	-	18,693	-	2,010	78,276
Chatillon	Via Chianoux 15	-	55,053	-	-	99,264
Cherasco	Via Vittorio emanuele II 110	-	26,009	-	13,335	103,203
Chiarano	Via Roma	-	192,638	-	-	24,273
Chieri	Via Palazzo di Città 8	-	515,329	-	97,245	457,039
Chivasso	Via Torino 72 C	-	253,136	-	57,119	547,703
Cigliano	Piazza Don ferraris 17	-	27,164	-	28,613	113,621
Cirié	Corso Martiri della Libertà 35	-	7,935	-	3,659	-
Ciriè	Corso Martiri della Libertà 35	-	828,561	-	94,175	-
Cividale del Friuli	Piazza Diaz 3	745	207,601	-	36,462	185,451
Civitella di Romagna	Piazza Matteotti 9/10	77	4,297	-	-	28,206
Cles	Corso Dante 29	-	211,485	-	41,372	143,718
Coazze	Via Italia 25	-	27,472	-	16,221	114,984
Codognè	Via Roma	-	85,732	-	-	30,471
Codroipo	Piazza Garibaldi 64	446	735,043	-	-	-

REVALUATIONS PURSUANT TO LAW 218 OF 30.07.90	REVALUATIONS PURSUANT TO LAW 408 OF 29.12.90	REVALUATIONS PURSUANT TO LAW 413 OF 30.12.91	REVALUATIONS FOR MERGERS ART. 123 D.P.R. 917	WRITEDOWNS	GROSS BOOK VALUE	DEPRECIATION	NET BOOK VALUE AS AT 31.12.2002
-	18,393	47,788	-	-	223,345	121,108	102,237
-	94,925	278,191	-	-	984,729	393,594	591,135
-	-	-	-	-	938,744	366,110	572,634
-	225,238	784,904	-	-	1,555,914	576,842	979,072
-	-	51,541	-	-	596,585	254,569	342,016
-	1,079,317	611,013	-	-	2,210,691	532,361	1,678,330
-	239,762	-	-	-	502,413	193,799	308,614
272,663	-	-	-	-	682,824	152,323	530,501
128,386	-	-	-	-	215,072	6,452	208,620
138,658	-	-	-	-	182,459	39,848	142,611
201,092	-	-	-	-	204,076	51,873	152,203
-	45,348	332,081	-	-	849,427	411,855	437,572
310,486	-	16,553	-	-	700,025	149,531	550,494
145,832	-	-	-	-	238,754	92,642	146,112
-	186	130,705	-	-	281,127	136,773	144,354
345,126	-	-	-	-	482,561	174,706	307,855
240,578	-	-	-	-	480,565	110,886	369,679
-	4,038	90,176	-	-	180,842	93,404	87,438
-	75,779	319,000	-	-	668,949	340,051	328,898
222,293	-	30,345	-	-	303,830	130,273	173,557
91,555	-	-	-	-	169,230	71,742	97,488
-	674,597	172,713	-	-	1,144,307	442,694	701,613
256,206	-	-	-	-	406,051	130,970	275,081
-	66,064	24,627	-	-	155,753	58,380	97,373
-	-	23,271	-	-	143,141	68,875	74,266
-	132,622	-	-	-	681,324	530,271	151,053
-	-	15,425	-	-	63,770	36,998	26,772
956,245	-	265,367	-	-	1,312,909	391,157	921,752
381,160	-	-	-	-	534,031	163,393	370,638
392,983	-	-	-	-	645,072	220,046	425,026
-	200	134,389	-	-	294,079	141,792	152,287
-	-	449,906	-	-	1,299,754	641,374	658,380
-	-	98,671	190,181	-	556,747	270,630	286,117
335,725	-	-	-	-	835,591	515,234	320,357
-	7,196	32,312	-	-	228,232	134,462	93,770
-	304	665,543	-	-	1,136,460	656,667	479,793
33,370	-	4,977	-	-	340,467	128,499	211,968
252,653	-	-	-	-67,563	284,069	119,372	164,697
315,231	-	-	-	-	469,548	167,637	301,911
122,593	-	-	-	-	265,140	112,150	152,990
-	66,037	169,044	-	-	451,992	157,462	294,530
989,494	-	-	-	-	2,059,107	604,901	1,454,206
1,113,849	-	-	-	-	1,971,807	691,813	1,279,994
178,403	-	-	-	-	347,801	145,028	202,773
271,838	-	-	-	-	283,432	14,814	268,618
781,118	-	-	-	-	1,703,854	373,560	1,330,294
-	-	81,636	362,617	-	873,767	383,638	490,129
-	18,917	12,139	-	-	63,559	32,483	31,076
-	349,278	223,564	-	-	969,417	366,135	603,282
109,743	-	-	-	-	268,420	124,876	143,544
-	89,588	129,947	-	-	335,738	162,481	173,257
-	-	107,511	17,690	-	860,244	395,484	464,760

(List of properties - Art. 10, Law 72/83, continued)

(€ THOUSANDS) CITY	ADDRESS	AREA IN M²	PURCHASE PRICE AND ADDITIONS	REVALUATIONS PURSUANT TO LAW 823 OF 19.12.73	REVALUATIONS PURSUANT TO LAW 576 OF 2.12.75	REVALUATIONS PURSUANT TO LAW 72 OF 19.03.83
Collegno	Piazza Repubblica 46	-	92,491	-	-	65,201
Collegno	Viale XXIV Maggio 18	-	535,553	-	28,738	119,372
Collegno	Via XXIV Maggio 18	-	41,187	-	2,502	49,373
Cologna ai Colli	Via Montanara, 4/a	-	451,380	-	-	-
Cologna Veneta	Corso Guà 35/33/37	-	268,048	-	-	-
Comelico Superiore	via 6 novembre 79	-	95,716	-	-	-
Condove	Via Roma 8/A	-	25,997	-	24,997	71,467
Conegliano	Piazza 18 Luglio 7 Via Manin 114	406	270,147	-	11,376	184,601
Conegliano	Via S. Pittoni Via Vittorio Emanuele II 23	-	715,144	-	60,064	71,271
Conegliano	Viale Italia	-	418,330	-	-	-
Conselice	Piazza Foresti 36/37	169	19,607	-	-	163,414
Conselice Lavezzola	Via Basia 153/155 via Carracci 1	537	29,097	-	20,658	63,215
Copertino	Piazza Umberto I Via Quarta 3	2,224	732,193	-	-	736,084
Copertino	Via Garibaldi 10	489	320,100	-	-	-
Copertino	Via Magistrato Cosimo Mariano 16	731	184,865	-	-	-
Cordenons	Piazza Vittoria 29	493	378,546	-	-	-
Cordovado	Piazza S. Caterina 1	390	471,253	-	-	-
Corio Canavese	Via Roma ang. Via N. Benso	-	71,497	-	-	52,452
Cormons	Piazza Libertà 1	1,462	266,934	-	65,590	355,769
Cornedo Vicentino	via Aldo Moro 45-49	-	589,769	-	-	-
Cornuda	Piazzale Don Mondin 4	-	900,443	-	-	-
Cortina d'Ampezzo	Corso Italia 47/49/51	-	1,458,289	-	-	-
Cortina d'Ampezzo	piazzetta S.Francesco 12	-	22,916	-	-	-
Cotignola	Piazza Vittorio Emanuele 9/10 11/12/13	1,657	191,469	-	-	140,383
Courgnè	Piazza Martiri ang. Via Garibaldi	-	190,212	-	-	-
Courmayeur	Via Circonvallazione 3	-	56,198	-	-	332,953
Credaro	Via S. Francesco d'Assisi 10	-	254,929	-	-	-
Crespano del Grappa	Piazza Giovanni XXIII	-	540,963	-	-	-
Crespellano	Via Castelli Medioevali Via Provinciale 216	479	487,175	-	-	-
Crevalcore	Via Matteotti 67, Via Trombelli 28 Via Mattioli 9	543	752,711	-	-	45,251
Cumiana	Corso Vittorio Veneto 23	-	10,102	-	18,974	91,568
Cuneo	Piazza Galimberti 8	-	1,561,130	-	180,592	866,098
Cuneo	Piazza Galimberti ang. Via Roma	-	3,183,759	-	-	-
Cuneo	S Rocco/ c.so Francia 86	-	166,144	-	-	-
Cursi	Via Amm, Turi	55	12,434	-	-	-
Cursi	Via Trioti	225	76,704	-	-	-
Diso Marittima	Via S. Antonio 30	182	66,629	-	-	-
Dogliani	Via Vittorio Emanuele 1 ang. Via Crosta	-	75,554	-	1,682	189,488
Dolo	Via IV Novembre Via V. Veneto 25	488	147,177	-	-	-
Domegge di Cadore	Via Roma 58	-	230,226	-	-	-
Dossobuono	Via Cavuor, 38 Via Vertua	-	906,359	-	-	-
Dovadola	Via Matteotti 2	108	42,847	-	7,747	-
Dronero	Piazza Martiri delle Libertà 7	-	209,143	-	630	76,420
Druento	Via Torino 21	-	374,146	-	-	125,210
Dueville	P.zza Monza, 6-7	-	202,980	-	-	-
Duino Aurisina	loc. Sistiana 43/B	-	249,940	-	25,823	70,755
Erbé	Piazza Cavour 13/14-Via XV Aprile 2	-	23,554	-	-	-
Faedis	Piazza Mons, Pellizzo 10	124	78,575	-	-	-
Faenza	Corso Mazzini 32 Via Pistocchi 3 Via Bertolazzi	1,860	892,394	-	-	756,231

REVALUATIONS PURSUANT TO LAW 218 OF 30.07.90	REVALUATIONS PURSUANT TO LAW 408 OF 29.12.90	REVALUATIONS PURSUANT TO LAW 413 OF 30.12.91	REVALUATIONS FOR MERGERS ART. 123 D.P.R. 917	WRITEDOWNS	GROSS BOOK VALUE	DEPRECIATION	NET BOOK VALUE AS AT 31.12.2002
529,173	-	-	-	-	686,865	232,261	454,604
688,523	-	-	-	-	1,372,186	321,699	1,050,487
219,725	-	-	-	-	312,787	9,384	303,403
382,162	-	165,827	-	-	999,369	521,388	477,981
394,995	-	53,838	-	-	716,881	209,040	507,841
174,868	-	66,297	-	-	336,881	89,586	247,295
218,431	-	-	-	-	340,892	123,176	217,716
-	-	90,025	77,534	-	633,683	231,810	401,873
-	1,422,474	411,470	-	-	2,680,423	820,980	1,859,443
-	73,214	408,640	-	-	900,184	422,560	477,624
-	95	174,959	-	-	358,075	179,512	178,563
-	28,657	262,136	-	-	403,763	149,945	253,818
-	351	1,101,541	576,043	-	3,146,212	1,471,503	1,674,709
-	-	-	-	-	320,100	78,589	241,511
-	8,385	76,869	-	-	270,119	106,684	163,435
-	-	89,536	89,714	-	557,796	371,573	186,223
-	-	92,221	17,459	-	580,933	421,357	159,576
232,704	-	-	-	-	356,653	154,268	202,385
-	-	103,835	272,707	-	1,064,835	361,603	703,232
-	-	-	-	-	589,769	196,088	393,681
-	-	123,727	-	-	1,024,170	432,522	591,648
10,270,070	-	413,265	-	-	12,141,624	2,075,778	10,065,846
3,685,166	-	447,524	-	-	4,155,606	662,302	3,493,304
-	-	816,987	-	-	1,148,839	381,904	766,935
525,986	-	-	-	-	716,198	265,835	450,363
841,377	-	-	-	-173,687	1,056,841	345,653	711,188
12,076	-	-	36,894	-	303,899	144,543	159,356
-	29,450	53,011	-	-	623,424	286,874	336,550
588,863	-	-	-	-	1,076,038	614,757	461,281
-	43,757	101,838	-	-	943,557	179,642	763,915
122,993	-	-	-	-	243,637	85,958	157,679
-	-	628,018	-	-	3,235,838	10,085	3,225,753
-	-	-	-	-	3,183,759	1,152,776	2,030,983
-	-	27,381	-	-	193,525	102,450	91,075
-	-	-	7,449	-	19,883	1,529	18,354
-	-	-	16,442	-	93,146	27,365	65,781
-	83,135	2,678	-	-	152,442	83,168	69,274
159,589	-	-	-	-	426,313	200,080	226,233
499,028	-	-	-	-	646,205	293,581	352,624
274,402	-	118,377	-	-	623,005	107,355	515,650
413,681	-	258,447	-	-	1,578,487	912,440	666,047
-	31,586	10,634	-	-	92,814	31,947	60,867
-	-	55,226	-	-	341,419	157,917	183,502
324,696	-	-	-	-	824,052	296,123	527,929
288,416	-	11,870	-	-	503,266	137,477	365,789
-	123,621	188,680	-	-	658,819	235,706	423,113
189,386	-	34,807	-	-	247,747	57,823	189,924
-	-	15,472	19,326	-	113,373	74,696	38,677
-	288	1,186,923	-	-	2,835,836	1,308,956	1,526,880

(List of properties - Art. 10, Law 72/83, continued)

(€ THOUSANDS) CITY	ADDRESS	AREA IN M²	PURCHASE PRICE AND ADDITIONS	REVALUATIONS PURSUANT TO LAW 823 OF 19.12.73	REVALUATIONS PURSUANT TO LAW 576 OF 2.12.75	REVALUATIONS PURSUANT TO LAW 72 OF 19.03.83
Faenza	Via IV Novembre51	212	349,294	-	-	-
Farra d'Alpago	Via Matteotti 38	376	285,270	-	-	-
Favria	Via Servais 1	-	30,851	-	12,303	44,105
Feltre	via Garibaldi 4	-	472,755	-	-	-
Fermignano	Via Donizetti 2	-	336,151	-	-	-
Ferrara	Via Spadari 25	3,436	3,501,568	-	-	139,086
Ferrazzano	Via S. Giacomo	-	947,578	-	-	-
Fiera di Primiero	Piazza Negrelli 2	-	206,747	-	13,437	53,040
Fiorano Modenese Fraz. Spezzano	Via Nino Bixio 4	405	75,159	-	-	188,507
Firenze	Via Brunelleschi 11 Via Campidoglio 2	6,101	10,390,986	-	-	240,263
Firenze	Via G. Milanesi 71	260	727,560	-	-	-
Firenze	Viale Grmasci 15	-	4,140,537	-	-	-
Foglizzo	Via Castello 3	-	13,357	-	10,349	54,796
Follina	Via Martiri della libertà	-	24,990	-	833	74,886
Fontanafredda	Via Cavour 2	350	141,670	-	-	10,183
Fontanelle	Piazza Marconi	-	40,800	-	-	34,086
Fonzaso	Piazza I Novembre 6/7	-	53,144	-	-	-
Forlì	Piazza Saffi 43	8,079	9,076,819	-	266,508	226,029
Forlì	Piazzale Falcone Borsellino 1	740	1,826,379	-	-	-
Forlì	Via Pandolfa 2	640	669,192	-	-	-
Forlì	Viale Bologna 31	682	575,153	-	2,065	42,911
Forlì	Viale Roma 88	174	24,857	-	-	140,239
Forlimpopoli	Piazza Garibaldi 6	455	387,914	-	-	68,400
Formigine	Via Gramsci 1 (Trento Trieste 57)	651	380,863	-	20,658	351,191
Formigine - Magreta	Via Don Franchini 42	574	8,656	-	-	100,392
Forno di Zoldo	Via Roma 11	-	170,687	-	-	-
Fossano	Via Roma 137	-	449,273	-	-	140,476
Frosolone	Corso V. Emanuele 58	165	24,725	-	-	26,920
Fubine	Via Don Orione 9	-	17,202	-	20,912	105,213
Fusignano	Corso Emaldi90/92 Via Leardini 3	247	260,883	-	18,076	114,083
Gaggio Montano	Via Roma 39/41	106	10,594	-	4,132	56,981
Gaggio Montano - Silla	Via Giovanni XXIII 26/28	166	108,733	-	-	41,177
Galeata	Via Zanetti 1 Piazza Palareti 14	125	150,859	-	7,747	64,360
Galliera	Via del Parco 14	335	42,234	-	-	-
Gambettola	Piazza della Libertà 9/11 Via Don Minzoni 2	188	177,840	-	-	172,981
Gandino	Via Papa Giovanni XXIII 49	-	920,678	-	-	-
Garda	Hotel du Parc/via Marcni 3	-	1,050,709	-	-	-
Garda	Lungolago Regina Adelaide, 17	-	86,513	-	-	-
Garessio	Piazza Vittorio Veneto 6	-	13,068	-	10,536	90,533
Gassino	Corso Italia 21	-	129,295	-	-	208,628
Gattinara	Via Valsesia 29	-	168,662	27,462	153,016	-
Gemona del Friuli	Via Julia 7	764	182,146	-	-	191,192
Ghemme	Via Silvio Pellico 12	-	29,861	-	27,859	129,889
Giaveno	Piazza S. Lorenzo 33	-	234,494	-	26,931	205,197
Giaveno	Via Dell'Ospedale 1	-	7,776	-	7,075	49,022
Giavera del Monello	Via Longhin	-	53,453	-	-	47,256
Godega di S.Urbano	Via Roma	-	24,797	-	7,407	103,883
Goito	Via XVI Aprile 35	-	70,709	-	-	-
Gorizia	Corso Italia, 90	-	39,460	-	-	-
Gorizia	Corso Verdi 125 Via Contavalle 1	473	208,678	-	30,954	394,480

REVALUATIONS PURSUANT TO LAW 218 OF 30.07.90	REVALUATIONS PURSUANT TO LAW 408 OF 29.12.90	REVALUATIONS PURSUANT TO LAW 413 OF 30.12.91	REVALUATIONS FOR MERGERS ART. 123 D.P.R. 917	WRITEDOWNS	GROSS BOOK VALUE	DEPRECIATION	NET BOOK VALUE AS AT 31.12.2002
-	206,121	17,479	-	-	572,894	324,122	248,772
-	-	111,860	56,620	-	453,750	307,949	145,801
183,942	-	-	-	-	271,201	93,843	177,358
834,787	-	77,830	-	-	1,385,372	399,470	985,902
-	-	-	-	-	336,151	129,580	206,571
-	20,370	258,982	1,109,996	-	5,030,002	2,167,536	2,862,466
-	-	-	-	-	947,578	118,052	829,526
-	-	73,415	-	-	346,639	172,961	173,678
258,361	-	-	-	-	522,027	241,476	280,551
-	1,176,282	6,817,347	6,616,081	-	25,240,959	12,384,899	12,856,060
-	-	-	6,423	-	733,983	196,399	537,584
35,407	-	-	-	-	4,175,944	1,747,652	2,428,292
70,718	-	-	-	-	149,220	68,135	81,085
-	167,028	106,953	-	-	374,690	162,640	212,050
-	-	69,277	110,561	-	331,691	198,978	132,713
-	12,479	83,789	-	-	171,154	62,523	108,631
332,463	-	77,965	-	-	463,572	78,634	384,938
-	626,057	2,949,909	-	-	13,145,322	4,910,931	8,234,391
-	-	-	16,123	-	1,842,502	549,365	1,293,137
-	567,701	130,291	-	-	1,367,184	815,663	551,521
-	89,463	92,093	-	-	801,685	411,797	389,888
-	29,170	152,126	-	-	346,392	169,265	177,127
-	90,662	206,663	-	-	753,639	328,507	425,132
501,996	-	-	-	-	1,254,708	423,002	831,706
194,892	-	-	-	-	303,940	117,536	186,404
551,667	-	82,355	-	-	804,709	162,452	642,257
-	-	150,507	-	-	740,256	328,857	411,399
-	-	19,063	-	-	70,708	42,471	28,237
67,592	-	-	-	-	210,919	107,152	103,767
-	-	334,766	-	-	727,808	423,423	304,385
-	198	67,904	-	-	139,809	70,978	68,831
-	43,385	25,557	-	-	218,852	100,954	117,898
-	200	79,194	-	-	302,360	98,161	204,199
221,042	-	-	-	-	263,276	84,185	179,091
-	243	211,628	-	-	562,692	280,740	281,952
-240,153	-	-	-	-	680,525	313,441	367,084
1,680,593	-	248,201	-	-	2,979,503	95,057	2,884,446
532,797	-	26,549	-	-	645,859	226,096	419,763
91,140	-	-	-	-	205,277	93,015	112,262
378,746	-	-	-	-	716,669	267,535	449,134
-	-	-	447,306	-	796,446	259,619	536,827
-	-	163,939	243,626	-	780,903	317,974	462,929
144,416	-	-	-	-	332,025	153,991	178,034
153,883	-	-	-	-	620,505	194,729	425,776
71,263	-	-	-	-	135,136	4,054	131,082
-	17,592	115,705	-	-	234,006	97,209	136,797
-	29,434	167,668	-	-	333,189	147,171	186,018
-	-	-	-	-	70,709	7,690	63,019
-	-	-	-	-	39,460	3,421	36,039
-	-	227,446	424,225	-	1,285,783	636,561	649,222

(List of properties - Art. 10, Law 72/83, continued)

(€ THOUSANDS) CITY	ADDRESS	AREA IN M²	PURCHASE PRICE AND ADDITIONS	REVALUATIONS PURSUANT TO LAW 823 OF 19.12.73	REVALUATIONS PURSUANT TO LAW 576 OF 2.12.75	REVALUATIONS PURSUANT TO LAW 72 OF 19.03.83
Gozzano	Via Dante 76/78	-	79,118	-	-	-
Gradisca d'Isonzo	Via Dante 25 Via Calle Corona 1	440	373,503	-	-	-
Grado	Piazza XXIV Maggio	464	408,709	-	-	-
Grado	via Orseolo 1 Viale Europa Unita 1	-	933,062	-	-	-
Grado	Via Orseolo 22/24	-	232,197	-	-	108,456
Granarolo Dell'Emilia	Via Cadriano 27	643	129,505	-	-	-
Granarolo Emilia	Via S. Donato 116-205	458	440,005	-	-	-
Granarolo Emilia	Via S. Donato 191	348	212,468	-	-	-
Grottammare	SS, Adriatica - via Ischia 324	-	1,133,158	-	-	-
Grugliasco	Viale Gramsci ang. Corso torino	-	372,869	-	-	-
Grumes	Piazza Municipio 74	-	36,511	-	-	-
Illasi	Via Cesare Battisti 37	-	10,993	-	-	-
Imola	Via Appia 12	1,390	842,837	-	-	374,770
Imola	Via Orsini 16	-	594,740	-	-	-
Imola	Via Pighini 20/22	61	2,635	-	-	1,315
Imperia	Viale Matteotti 25	1,961	6,675	-	166,125	-
Isola della Scala	Via Cavour 7/5	-	82,210	-	-	-
Isola rizza	Via Roma 76	-	260,640	-	-	-
Isola Vicentina	Via Giarre 5/Via Marconi 80	-	172,320	-	-	-
Ivrea	Via Arduino 41 45	-	3,065,854	-	299,028	393,733
Jesi	Viale del Lavoro 1	-	469,586	-	-	-
Jesolo Lido	Piazza Trieste 11	565	305,095	-	-	296,638
La Loggia	Piazza Cavour 10	-	1,251,188	-	-	-
La Loggia	Piazza Cavour 8	-	14,188	-	-	-
La Morra	Via Roma 32	-	126,338	-	-	-
Lallio	Via Aldo Moro 56	-	700,622	-	-	-
Lamon	via Villa 8/10	-	111,319	-	-	-
Lanzo Torinese	Via Umberto I 3/A	-	103,895	-	25,116	119,487
Latisana	Piazzale Osoppo 19	488	501,069	-	-	-
Lavis	Terreno mq, 45 (vigna)	-	-	-	-	-
Lavis	Via De Gasperi 37	-	5,061,184	-	-	577,768
Lavis	Via De Gasperi 41	-	1,935,447	-	-	258,228
Lazise	Piazza V. Emanuele 38	-	43,616	-	-	-
Lecce	Piazzetta Riccardi 9	1,478	1,098,992	-	291,798	-
Legnago	Via Cavour 3/P.zza Garibaldi 19	-	129,411	-	-	-
Leinì	Via Carlo Alberto 4	-	97,872	-	-	102,523
Lentiai	Largo Marconi 5	-	128,543	-	-	-
Lesmo	Complesso Villa Gernetto	21,800	6,193,108	-	-	2,469,555
Lessolo	Via Vittorio Veneto 53/a	-	30,820	-	-	55,655
Leverano	Via aia Vecchia 1	1,112	495,745	-	-	-
Lignano Sabbiadoro	Via latisana 35/37	368	110,466	-	9,082	231,382
Lignano Sabbiadoro Pineta	Piazzatta del Sole 8	467	453,924	-	-	-
Livinallongo/Arabba	via Boè Arabba 3/10/11	-	582,973	-	-	-
Lizzano in Belvedere Vidiciatico	Via Marconi 8/A	160	21,972	-	-	100,283
Località Varie	Fondi rustici diversi	-	1	-	-	-
Locana	Via Roma 50	-	23,154	-	13,334	37,882
Loiano	Via Roma 18/3	233	34,194	-	-	-
Longarone	Via Roma 113/115	-	207,912	-	-	-
Lonigo	Pzza Garibaldi 21-22	-	691,159	-	-	-
Lorenzago di Cadore	via Cadorin 130 (autorimesse)	-	7,172	-	-	-
Lorenzago di Cadore	viale Città di Genova 268	-	31,035	-	-	-
Lu Monferrato	Via Mameli 71	-	120	-	11,805	48,177
Lugo	Via manfredi 15/21	1,686	1,266,204	-	-	942,746
Lugo - Voltiana	Piazza della Chiesa 7	335	6,336	-	10,329	89,597
Luserna S. Giovanni	Via Giavanello 19	-	51,756	-	27,002	43,539
Magione	terreno - loc. S. Savino	-	5,245	-	-	-

REVALUATIONS PURSUANT TO LAW 218 OF 30.07.90	REVALUATIONS PURSUANT TO LAW 408 OF 29.12.90	REVALUATIONS PURSUANT TO LAW 413 OF 30.12.91	REVALUATIONS FOR MERGERS ART. 123 D.P.R. 917	WRITEDOWNS	GROSS BOOK VALUE	DEPRECIATION	NET BOOK VALUE AS AT 31.12.2002
-	-	-	-	-	79,118	26,109	53,009
-	-	69,380	63,741	-	506,624	334,095	172,529
-	-	186,489	255,646	-	850,844	515,838	335,006
-	-	260,837	-	-	1,193,899	567,085	626,814
-	-	344,292	-	-	684,945	-	684,945
408,607	-	-	-	-	538,112	184,603	353,509
-	46,892	-	-	-	486,897	317,571	169,326
182,731	-	-	-	-	395,199	183,021	212,178
245,677	-	87,184	-	-	1,466,019	914,121	551,898
1,486,305	-	-	-	-222,121	1,637,053	581,139	1,055,914
-	-	-	-	-	36,511	9,310	27,201
218,972	-	12,836	-	-	242,801	85,766	157,035
-	223,332	620,994	-	-	2,061,933	903,209	1,158,724
-	-	-	-	-	594,740	142,738	452,002
-	4,122	4,552	-	-	12,624	4,139	8,485
-	-	1,228,973	-	-	1,401,773	526,492	875,281
523,661	-	75,666	-	-	681,537	270,523	411,014
187,294	-	151,523	-	-	599,457	355,247	244,210
267,720	-	91,340	-	-	531,380	167,195	364,185
2,857,178	-	-	-	-	6,615,793	2,160,881	4,454,912
-	-	-	-	-	469,586	21,131	448,455
-	-	145,835	239,958	-	987,526	424,312	563,214
802,462	-	-	-	-	2,053,650	1,396,581	657,069
61,479	-	-	-	-	75,667	23,694	51,973
234,658	-	-	-	-	360,996	161,676	199,320
-	-	-	-	-	700,622	273,243	427,379
183,837	-	44,013	-	-	339,169	108,484	230,685
319,350	-	-	-	-	567,848	208,699	359,149
-	-	19,009	24,614	-	544,692	242,303	302,389
-	-	-	-	-	-	-	-
-	-	2,043,305	-	-	7,682,257	4,786,190	2,896,067
-	-	836,004	-	-	3,029,679	2,178,249	851,430
417,800	-	29,370	-	-	490,786	192,245	298,541
-	354	776,608	610,212	-	2,777,964	1,221,240	1,556,724
2,946,732	-	561,889	-	-	3,638,032	1,086,255	2,551,777
382,812	-	-	-	-	583,207	212,778	370,429
137,049	-	61,252	-	-	326,844	186,896	139,948
-	-	10,123,789	-	-	18,786,452	10,587,805	8,198,647
94,147	-	-	-	-	180,622	82,641	97,981
-	31	444,318	242,865	-	1,182,959	674,844	508,115
-	-	134,452	68,885	-	554,267	300,767	253,500
-	-	91,226	161,575	-	706,725	358,971	347,754
74,383	-	205,710	-	-	863,066	430,597	432,469
-	5,448	122,711	-	-	250,414	128,712	121,702
-	7,206	26,569	-	-	33,776	-	33,776
166,422	-	-	-	-	240,792	81,473	159,319
179,158	-	-	-	-	213,352	77,571	135,781
628,472	-	121,795	-	-	958,179	184,218	773,961
477,813	-	57,205	-	-	1,226,177	267,753	958,424
1,092	-	-	-	-	8,264	-	8,264
185,488	-	54,589	-	-	271,112	49,134	221,978
6,402	-	-	-	-	66,504	35,452	31,052
-	236	1,617,137	-	-	3,826,323	1,781,745	2,044,578
-	20,956	156,632	-	-	283,850	100,634	183,216
105,771	-	-	-	-	228,068	95,632	132,436
3,535	-	-	-	-	8,780	-	8,780

(List of properties - Art. 10, Law 72/83, continued)

(€ THOUSANDS) CITY	ADDRESS	AREA IN M²	PURCHASE PRICE AND ADDITIONS	REVALUATIONS PURSUANT TO LAW 823 OF 19.12.73	REVALUATIONS PURSUANT TO LAW 576 OF 2.12.75	REVALUATIONS PURSUANT TO LAW 72 OF 19.03.83
Maglie	Piazza Tamborino	2,541	1,900,742	-	-	-
Maglie	Via Muro Via V. Emanuele 253	693	175,515	-	-	-
Malalbergo	Via Nazionale 465	259	105,129	-	12,911	60,524
Malcesine	Vicolo Cieco Mezzetta 4	-	19,094	-	-	-
Malè	Piazza Garibaldi 2	-	271,178	-	22,210	73,844
Malo	Via Liston San Gaetano 13-15-17	-	603,407	-	-	-
Maniago	Piazza Italia 35	591	712,356	-	-	-
Mantova	Corso V. Emanuele 82/88	2,190	3,457,478	-	-	-
Mantova	Cso Vitt,Emanuele 26 vlo Agnelli 9-11-15b-17-19 Cso V.Emanuele 26	-	766,256	-	-	1,217,958
Maranello	Via Mar Mediterraneo 1	677	256,000	-	-	247,899
Marano Vicentino	Via De Gasperi 8	-	282,527	-	-	-
Mareno di Piave	Via Conti Agosti	-	354,833	-	-	30,987
Marostica	Piazza Castello 31	-	722,629	-	-	-
Marradi	Piazza Lescalelle 21 Via Fabbroni 10	400	144,675	-	15,494	65,707
Marzabotto	Piazza Martiri Fosse Ardeatine 4	180	207,823	-	-	79,310
Maserada sul Piave	Viale Caccianiga	-	29,386	-	3,615	62,543
Massa Lombarda	Corso Vittorio Veneto111 Via signorini 3	745	75,222	-	20,658	144,476
Mazzé	Via Italia 21	-	29,968	-	-	67,704
Medicina	Via Libertà 55 Piazza garibaldi 3	346	466,046	-	-	47,114
Mel	Cso XXXI ottobre 17/19	-	49,125	-	-	-
Meldola	Via Roma 10	380	450,819	-	20,658	71,103
Mercato Saraceno	Piazza Mazzini 1/2	267	310,134	-	-	32,102
Mereto di Tomba	Via Divisione Julia 12	127	43,212	-	-	28,030
Mezzano	loc. Molaren (Terreno)	-	-	-	-	-
Mezzolombardo	Piazza Cassa di Risparmio 2	-	9,419	-	-	-
Mezzolombardo	Piazza Cassa di Risparmio 3	-	1,138,114	-	14,892	113,621
Mezzolombardo	Via Mazzini 32/A	-	144,608	-	-	-
Milan	Complesso San'Elia - Via L. Cambi	77,950	86,542,791	-	-	-
Milan	Complesso Via Prati 10-12-14	17,580	15,234,640	2,271,495	-	8,835,194
Milan	Isolato di Piazza Cordusio	38,537	42,214,088	3,629,073	-	-
Milan	Piazza Meda 1	1,286	9,925,872	-	-	-
Milan	Via Armorari 14	3,533	1,578,776	-	-	3,554,084
Milan	Via Baldo degli Ubaldi 6	498	333,081	-	-	-
Milan	Via Washington 61	743	660,672	-	-	510,962
Milan	Viale Certosa 30	736	1,382,680	-	-	-
Milan	Piazza Napoli 5	-	1,693,682	-	-	-
Milan	Via Manzoni 9	-	1,281,840	-	-	1,484,814
Minerbe	Via degli Alpini 6/Via Roma 56	-	15,596	-	-	-
Minerbio	via Garibaldi 6	256	46,973	-	-	-
Mirabello Monferrato	Piazza della Libertà 31	-	29,412	-	14,874	27,021
Modena	Piazza Grande 35-43-36-38-42-40	15,271	4,903,798	-	1,073,197	8,200,071
Modena	Via A, Delfini 30	980	353,423	-	-	388,271
Modena	Via Emilia Est 135 ag A	1,773	620,660	-	100,913	1,020,175
Modena	Via Marzabotto 75	1,132	1,546,057	-	-	-
Modena	Viale Corassori 70/72 Quadrifoglio	7,389	2,863,304	-	-	1,384,104
Modigliana	Corso Garibaldi 29-31	276	82,622	-	-	61,374
Moggio Udinese	Piazza degli Uffici 13 V. Moggio Alto	308	187,141	-	-	-
Mogliano Veneto	Via Duca d'Aosta	-	1,868,258	-	29,580	152,355
Molinella	Via Mazzini 68	385	115,065	-	-	190,752
Moncalieri	Borgo S. Pietro-Via Sestriere 13	-	43,021	-	18,799	120,386

REVALUATIONS PURSUANT TO LAW 218 OF 30.07.90	REVALUATIONS PURSUANT TO LAW 408 OF 29.12.90	REVALUATIONS PURSUANT TO LAW 413 OF 30.12.91	REVALUATIONS FOR MERGERS ART. 123 D.P.R. 917	WRITEDOWNS	GROSS BOOK VALUE	DEPRECIATION	NET BOOK VALUE AS AT 31.12.2002
-	-	-	27,579	-	1,928,321	604,844	1,323,477
-	-	-	243,280	-	418,795	23,191	395,604
-	99,774	24,641	-	-	302,979	101,017	201,962
660,795	-	98,257	-	-	778,146	164,196	613,950
-	42,447	171,754	-	-	581,433	272,807	308,626
707,176	-	110,644	-	-	1,421,227	261,976	1,159,251
-	-	186,233	47,905	-	946,494	658,505	287,989
-	150,408	678,088	-	-	4,285,974	1,876,352	2,409,622
4,875,649	-	1,286,228	-	-	8,146,091	3,070,214	5,075,877
302,430	-	-	-	-	806,329	554,419	251,910
48,296	-	3	-	-	330,826	133,163	197,663
-	94,102	69,822	-	-	549,744	145,739	404,005
713,730	-	200,341	-	-	1,636,700	645,443	991,257
-	128,072	53,511	-	-	407,459	96,501	310,958
-	69,783	80,426	-	-	437,342	140,566	296,776
-	70,803	104,085	-	-	270,432	101,682	168,750
-	-	191,483	-	-	431,839	212,730	219,109
117,134	-	-	-	-	214,806	85,838	128,968
-	42,603	-	-	-	555,763	247,116	308,647
345,830	-	84,626	-	-	479,581	86,259	393,322
-	196	195,166	-	-	737,942	347,516	390,426
-	36,991	62,752	-	-	441,979	184,699	257,280
-	-	18,897	16,365	-	106,504	53,601	52,903
-	-	-	-	-	-	-	-
-	258,049	122,457	-	-	389,925	-	389,925
-	785,676	935,631	-	-	2,987,934	1,585,535	1,402,399
-	216,912	-	-	-	361,520	10,846	350,674
-	-	18,789,258	-	-	105,332,049	40,505,504	64,826,545
-	-	12,562,513	-	-	38,903,842	17,546,040	21,357,802
-	-	12,228,103	-	-	58,071,264	19,852,189	38,219,075
-	-	-	31,843	-	9,957,715	2,522,600	7,435,115
-	12,814,418	6,506,875	2,421,253	-	26,875,406	11,316,726	15,558,680
-	384,296	176,003	-	-	893,380	285,278	608,102
-	4,273	968,182	217,079	-	2,361,168	1,143,580	1,217,588
-	42,151	1,187,844	-	-	2,612,675	1,421,938	1,190,737
142,827	-	-	92,842	-102,669	1,826,682	835,364	991,318
194,147	-	-	12,811,088	-4,491,987	11,279,902	6,005,491	5,274,411
292,559	-	31,167	-	-	339,322	69,931	269,391
182,130	-	-	-	-	229,103	50,228	178,875
82,185	-	-	-	-	153,492	53,824	99,668
14,983,736	-	-	-	-	29,160,802	13,071,006	16,089,796
1,051,884	-	-	-	-	1,793,578	663,371	1,130,207
1,483,979	-	-	-	-	3,225,727	1,349,084	1,876,643
416,078	-	-	-	-	1,962,135	835,576	1,126,559
3,514,667	-	-	-	-	7,762,075	4,659,675	3,102,400
-	358	131,754	-	-	276,108	99,798	176,310
-	-	45,422	53,656	-	286,219	178,119	108,100
-	209,135	183,852	-	-	2,443,180	474,084	1,969,096
-	-	174,931	-	-	480,748	265,392	215,356
583,825	-	-	-	-	766,031	220,742	545,289

(List of properties - Art. 10, Law 72/83, continued)

(€ THOUSANDS) CITY	ADDRESS	AREA IN M²	PURCHASE PRICE AND ADDITIONS	REVALUATIONS PURSUANT TO LAW 823 OF 19.12.73	REVALUATIONS PURSUANT TO LAW 576 OF 2.12.75	REVALUATIONS PURSUANT TO LAW 72 OF 19.03.83
Moncalieri	Corso Roma 27	-	306,460	-	-	-
Moncalieri	Piazza Vittorio Emanuele II 5	-	1,641,651	-	45,357	-
Moncalieri	Vicolo c. Botta 2	-	132,102	-	-	-
Monfalcone	Via IX Giugno 103 Piazza Repubblica 1	-	477,191	-	59,393	208,649
Monfalcone	Via Manzoni 14	-	6,662	-	2,582	34,086
Monfalcone	Via Roma 64	832	607,719	-	-	-
Monghidoro	Via Vittorio Emanuele II 23	214	187,638	-	-	-
Montanaro	Via Prono 14/16	-	51,924	-	9,895	155,960
Monte S. Pietro	Piazza Repubblica 22	176	225,110	-	-	81,423
Monte S. Pietro Calderino	Via Lavino 81	82	29,879	-	-	-
Montebello Vicentino	Via General Vaccari 65	-	601,433	-	-	-
Montebelluna	Via Mercato Vecchio - Serena	-	1,458,870	-	23,241	136,861
Montebelluna	Via Salvo D'Acquisto 2	812	1,023,337	-	-	-
Montecchia di Crosara	Via Trieste 2/Via Roma 40	-	328,533	-	-	-
Montecchio Maggiore	Pzza Marconi 25/Via Roma 12	-	755,936	-	-	-
Montechiaro	Via Roma 28	-	117,747	-	-	-
Montefalcone	Corso Vittorio Emanuele	-	53,403	-	-	-
Monteforte d'Alpone	Via Dante 67	-	193,784	-	-	-
Montegalda	Pzza Marconi 10	-	89,294	-	-	-
Monterenzio	Via Idice 219	66	16,227	-	-	-
Monteroni	Via De Gasperi 1	707	537,770	-	-	-
Monteveglio	Via Mulino 1	158	82,697	-	-	-
Monticello Conte Otto	Via F.lli Vianello Moro 3/a	-	341,989	-	-	-
Montiglio	Piazza Regina Margherita 18	-	26,763	-	19,254	75,516
Monza	Corso Milano 7	-	1,323,985	-	-	-
Monzuno - Rioveggio	Via Val di Setta 4	242	59,049	-	-	-
Morano Po'	Piazza Piemonte 1	-	3,260	-	3,610	16,268
Morano Po'	Via bavoso 21	-	9,528	-	3,487	33,838
Morciano di Romagna	Via Roma 39	242	180,047	-	5,165	148,331
Moretta	Piazza Umberto I 14	-	33,313	-	-	131,331
Morgex	Via Gran S.Bernardo 1	-	35,111	-	-	110,737
Morgex	Via Valdigne 54	-	3,801	-	4,652	28,130
Mori	Via Modena 49	-	57,441	-	20,028	75,403
Mortara	Piazza Libertà 9	-	872,808	-	-	-
Motta di Livenza	Piazza Luzzatti	-	47,051	-	85	162,805
Motta di Livenza	Piazza San Rocco 18	-	27,500	-	-	-
Muggia	Strada per Lazzaretto 2	-	235,458	-	-	-
Muggia	Via Roma 24/26	-	61,036	-	41,317	125,499
Muro Leccese	Piazza del Popolo 1	-	72,555	-	-	-
Nardò	Via A, Diaz 11	232	108,862	-	30,050	-
Narzole	Via Martiri Liberazione 1	-	138,754	-	16,819	116,506
Negrar	Piazza V. Emanuele 3/5	-	84,147	-	-	-
Nichelino	Via Torino 109	-	235,316	-	30,646	160,653
Nizza Monferrato	Piazza Garibaldi 4	-	46,661	-	31,427	139,588
Nizza Monferrato	Piazza Garibaldi 5	-	15,554	-	6,499	48,640
Nogara	Piazza Umberto I 33	-	35,379	-	-	-
Nogaredo	loc.Nogaredo (Terreno)	-	-	-	-	-
Nogarole Rocca	Via IX Maggio 20	-	176,123	-	-	-
None di Pinerolo	Via Stazione 11	-	28,569	-	29,688	138,410
Noventa di Piave	Piazza Vittorio Emanuele II 9 - Venezia	-	55,665	-	-	-
Noventa Vicentina	Via Roma 5-9	-	270,398	-	-	-
Novoli	Piazza Regina Margherita 6	551	83,297	-	82,633	-
Numana	via Litoranea 46	-	20,545	-	-	-

REVALUATIONS PURSUANT TO LAW 218 OF 30.07.90	REVALUATIONS PURSUANT TO LAW 408 OF 29.12.90	REVALUATIONS PURSUANT TO LAW 413 OF 30.12.91	REVALUATIONS FOR MERGERS ART. 123 D.P.R. 917	WRITEDOWNS	GROSS BOOK VALUE	DEPRECIATION	NET BOOK VALUE AS AT 31.12.2002
694,311	-	-	-	-	1,000,771	442,386	558,385
1,420,535	-	-	-	-	3,107,543	1,089,893	2,017,650
17,703	-	-	-	-	149,805	26,280	123,525
-	195,615	448,838	-	-	1,389,686	405,935	983,751
-	-	99,831	-	-	143,161	-	143,161
-	-	193,037	250,763	-	1,051,519	651,644	399,875
-	4,134	114,070	-	-	305,842	179,302	126,540
384,348	-	-	-	-	602,127	208,770	393,357
-	18,136	26,750	-	-	351,419	135,581	215,838
60,412	-	-	-	-	90,291	36,012	54,279
357	-	129,052	-	-	730,842	415,485	315,357
-	-	739,758	-	-	2,358,730	1,125,579	1,233,151
-	-	350,336	75,742	-	1,449,415	1,019,346	430,069
148,123	-	12,004	-	-	488,660	175,147	313,513
772,667	-	80,100	-	-	1,608,703	310,930	1,297,773
189,283	-	-	-	-	307,030	158,999	148,031
-	-	-	-	-	53,403	25,485	27,918
228,675	-	31,517	-	-	453,976	123,624	330,352
169,735	-	17,538	-	-	276,567	107,510	169,057
50,613	-	-	-	-	66,840	16,941	49,899
-	176	495,046	-	-	1,032,992	654,649	378,343
51,126	-	-	-	-	133,823	61,856	71,967
107,201	-	6,322	-	-	455,512	178,105	277,407
158,793	-	-	-	-	280,326	110,346	169,980
1,102,868	-	-	-	-	2,426,853	721,913	1,704,940
135,716	-	-	-	-	194,765	78,164	116,601
32,081	-	-	-	-	55,219	-	55,219
53,227	-	-	-	-	100,080	42,938	57,142
-	361	277,092	-	-	610,996	284,885	326,111
173,487	-	-	-	-	338,131	142,019	196,112
453,495	-	-	-	-	599,343	174,773	424,570
73,753	-	-	-	-	110,336	-	110,336
-	276,490	158,414	-	-	587,776	166,362	421,414
-	-	-	-	-	872,808	335,429	537,379
-	237,952	209,848	-	-	657,741	264,823	392,918
-	-	-	-	-	27,500	2,659	24,841
-	-	-	-	-	235,458	10,596	224,862
-	115,233	213,497	-	-	556,582	165,047	391,535
-	-	-	-	-	72,555	21,513	51,042
-	162	148,295	79,797	-	367,166	178,413	188,753
145,987	-	-	-	-	418,066	194,251	223,815
302,069	-	55,489	-	-	441,705	136,336	305,369
1,185,698	-	-	-	-275,629	1,336,684	413,376	923,308
438,772	-	-	-	-	656,448	219,669	436,779
77,780	-	-	-	-	148,473	34,996	113,477
249,801	-	37,163	-	-	322,343	86,713	235,630
-	-	-	-	-	-	-	-
160,709	-	33,036	-	-	369,868	101,598	268,270
442,014	-	-	-	-	638,681	173,814	464,867
-	-	-	-	-	55,665	2,505	53,160
297,783	-	173,476	-	-	741,657	375,001	366,656
-	137	194,965	116,994	-	478,026	267,244	210,782
161,562	-	9,092	-	-	191,199	63,958	127,241

(List of properties - Art. 10, Law 72/83, continued)

(€ THOUSANDS) CITY	ADDRESS	AREA IN M²	PURCHASE PRICE AND ADDITIONS	REVALUATIONS PURSUANT TO LAW 823 OF 19.12.73	REVALUATIONS PURSUANT TO LAW 576 OF 2.12.75	REVALUATIONS PURSUANT TO LAW 72 OF 19.03.83
Numana	Via Morelli, 10	-	266,841	-	-	-
Oderzo	Piazza Foro Romano 3 Via Mazzini 27	725	801,330	-	-	-
Oderzo	Via Dante	-	1,712,623	-	18,553	148,223
Olmi di S. Biagio di C.	Via Postumia	-	56,810	-	-	38,734
Olmo di Creazzo	Via Retrone 5	-	1,460,124	-	-	-
One' di Fonte	Piazza Onè 25/26	-	82,484	-	-	-
Oppeano	Via Roma 111	-	189,781	-	-	-
Orbassano	Viale Regina Margherita 5-7/a	-	99,391	-	46,448	278,011
Ormea	Piazza della Libertà 2	-	240,003	-	-	-
Ormelle	Piazza Vittoria	-	20,658	-	2,582	61,975
Osimo	Piazza Gallo, 11	-	867,577	-	-	516,457
Ostiglia	via Piave 1/3	-	943	-	-	-
Ostiglia	via V.Ghinosi 2/via Vitt,Veneto 3	-	42,047	-	-	-
Oulx	Via Monginevro 84	-	132,441	-	-	108,307
Ovada	Corso Saracco 35	-	42,677	-	4,238	167,518
Ovada	Piazza XX Settembre 55	-	201,826	-	56,721	428,886
Ovaro	Via Caduti 2 Maggio 158	201	54,018	-	973	67,574
Padova	La Cittadella Piazza Zanellato Via Masini	2,008	5,336,022	-	-	-
Padova	loc. Camin/Via Uruguay	-	74,341	-	-	-
Padova	Passeggiata Conciapelli 6-ptta Bussolin 15/16/17	-	424,796	-	346,462	2,065,407
Padova	Piazza Cavour 5	-	2,435,620	-	-	-
Padova	via Rezzonico 6/8	-	247,030	-	-	-
Paesana	Piazza Vittorio Veneto 21	-	463,965	-	-	-
Paese	Via C , Battisti	-	79,534	-	-	62,491
Paese	Via Postumia	-	8,676	-	5,268	48,031
Pagnacco	Piazza Libertà 1 - Via Collaredo	495	298,360	-	-	-
Palagano	Via XXIII Dicembre 60	456	9,012	-	-	85,215
Palma di Montechiaro	Locali Contrada Gibidolce	180	50,045	-	-	-
Palma di Montechiaro	Locali Contrada Orti	62	47,411	-	-	-
Palma di Montechiaro	Locali Via Galimberti	178	105,357	-	-	-
Palmanova	Borgo Aquileia 9 Via Foscarini 8	236	44,753	-	13,643	128,291
Pancalieri	Via Trento e Trieste 23	-	19,397	-	30,100	85,336
Pancalieri	Via Trento e Trieste 25	-	1,079	-	575	7,855
Parma	Viale Piacenza 14	-	2,380,945	-	-	-
Pavone	Via Roma 2	-	22,049	-	17,445	102,565
Pavullo nel Frignano	Via Borrelli 1	445	436,347	-	-	-
Perosa Argentina	Via Patrioti 3	-	26,343	-	9,586	59,702
Perosa Argentina	Via Patrioti 3	-	719	-	2,238	22,089
Pesaro	Via Fattori 2 Corso XI Settembre 156	-	4,853,668	-	-	-
Pescantina	Via Madonna, 61	-	1,036,531	-	-	-
Peschiera del Garda	Via Dante 11 Lungo Mincio Cordigero	-	22,611	-	-	-
Piacenza	Corso Cavour 9	590	1,333,168	-	-	-
Pianezza	Via IV Novembre 24	-	11,238	-	11,907	52,004
Pianezza	Via XXV Aprile 2	-	187,850	-	26,831	112,770
Pianoro - Rastignano	Via A, Costa 68	218	16,525	-	-	76,192
Pianoro Vecchio	Via Roma 1	109	10,922	-	-	46,946
Pieve di Cadore	pzza Tiziano 48 - via Arsenale 4	-	22,740	-	-	-
Pieve di Cento	Via Matteotti 10 Via garibaldi 7/9	295	443,418	-	-	113,992

REVALUATIONS PURSUANT TO LAW 218 OF 30.07.90	REVALUATIONS PURSUANT TO LAW 408 OF 29.12.90	REVALUATIONS PURSUANT TO LAW 413 OF 30.12.91	REVALUATIONS FOR MERGERS ART. 123 D.P.R. 917	WRITEDOWNS	GROSS BOOK VALUE	DEPRECIATION	NET BOOK VALUE AS AT 31.12.2002
259,411	-	81,570	-	-	607,822	101,494	506,328
-	-	134,286	237,550	-	1,173,166	505,795	667,371
-	236,102	215,281	-	-	2,330,782	442,878	1,887,904
-	56,857	99,991	-	-	252,392	118,770	133,622
446,397	-	387,590	-	-	2,294,111	1,234,045	1,060,066
-	-	-	-	-	82,484	6,186	76,298
243,832	-	87,500	-	-	521,113	120,771	400,342
1,027,442	-	-	-	-	1,451,292	413,808	1,037,484
25,953	-	-	-	-	265,956	97,494	168,462
-	9,810	88,472	-	-	183,497	68,611	114,886
2,141,027	-	592,152	-	-	4,117,213	1,615,918	2,501,295
77,663	-	71,437	-	-	150,043	33,094	116,949
269,712	-	48,291	-	-	360,050	127,247	232,803
501,855	-	-	-	-	742,603	274,422	468,181
279,966	-	-	-	-	494,399	121,679	372,720
914,134	-	-	-	-	1,601,567	532,998	1,068,569
-	-	28,110	21,659	-	172,334	90,517	81,817
-	-	-	47,092	-	5,383,114	1,764,620	3,618,494
-	-	-	-	-	74,341	10,036	64,305
-	1,883,144	456,991	-	-	5,176,800	1,798,131	3,378,669
-	-	-	-	-	2,435,620	362,089	2,073,531
-	-	-	-	-	247,030	11,075	235,955
328,226	-	-	-	-	792,191	508,559	283,632
-	116,909	175,715	-	-	434,649	144,674	289,975
-	37,872	55,090	-	-	154,937	-	154,937
-	-	109,150	82,412	-	489,922	326,557	163,365
183,175	-	-	-	-	277,402	78,313	199,089
-	-	-	-	-	50,045	-	50,045
-	-	-	-	-	47,411	9,512	37,899
-	-	-	-	-	105,357	15,013	90,344
-	-	60,616	39,217	-	286,520	140,431	146,089
166,728	-	-	-	-	301,561	112,936	188,625
18,328	-	-	-	-	27,837	5,887	21,950
-	-	-	-	-	2,380,945	999,997	1,380,948
145,976	-	-	-	-	288,035	122,686	165,349
380,374	-	-	-	-	816,721	496,993	319,728
82,440	-	-	-	-	178,071	80,618	97,453
59,983	-	-	-	-	85,029	2,569	82,460
-	-	-	-	-	4,853,668	1,997,736	2,855,932
186,599	-	299,245	-	-	1,522,375	924,001	598,374
379,579	-	21,169	-	-	423,359	143,150	280,209
-	452	1,510,897	-	-	2,844,517	1,606,859	1,237,658
134,388	-	-	-	-	209,537	40,448	169,089
367,697	-	-	-	-	695,148	225,108	470,040
-	649	77,663	-	-	171,029	88,502	82,527
-	15,115	56,101	-	-	129,084	63,113	65,971
1,031,764	-	68,898	-	-	1,123,402	305,134	818,268
-	334	112,684	-	-	670,428	293,718	376,710

(List of properties - Art. 10, Law 72/83, continued)

(€ THOUSANDS) CITY	ADDRESS	AREA IN M²	PURCHASE PRICE AND ADDITIONS	REVALUATIONS PURSUANT TO LAW 823 OF 19.12.73	REVALUATIONS PURSUANT TO LAW 576 OF 2.12.75	REVALUATIONS PURSUANT TO LAW 72 OF 19.03.83
Pieve di Soligo	Piazza V. Emanuele	-	484,061	-	53,759	146,157
Pieve Tesino	Piazza Buffa Schievano 3	-	7,119	-	4,748	8,822
Pieve Tesino	Piazza Buffa Schievano 3	-	70,621	-	4,758	8,842
Pinerolo	Corso Porporato 2/4	-	587,075	-	294,661	731,790
Pinerolo	Corso Torino ang. Via Bignone	-	6,886	-	10,768	18,483
Pinerolo	Via Cesare Battisti 3	-	7,645	-	21,772	53,813
Pino Torinese	Via Roma 116	-	71,569	-	31,051	240,101
Pinzolo	Viale Trento 55	-	345,723	-	19,194	74,370
Pinzolo - Madonna di Campiglio	Via Dolomiti del Brenta 30 bis	-	624,165	-	-	115,904
Piossasco	Piazza XX Settembre 8	-	197,403	-	25,642	192,256
Piovene Rocchetta	P.le Vittoria 42	-	271,032	-	-	-
Piscina	Via XXV Aprile 18-28	-	140,835	-	-	-
Poggiardo	Via Matteotti 2	456	669,165	-	-	-
Poggio Rusco	Via Matteotti 61/71	-	16,461	-	-	-
Poirino	Piazza Italia 2	-	41,327	-	14,450	106,597
Polcenigo	Via Scudet 2	250	198,680	-	-	-
Polinago	Via Roma 49 Via Tassoni	176	4,572	-	-	46,481
Polonghera	via Umberto I 31 - via Roma 2	-	220,646	-	-	17,215
Polverigi	via Marconi 10/a	-	4,696	-	-	-
Pont Canavese	Via Roscio 5	-	45,314	-	-	76,851
Pont St, Martin	Via E. Chanoux 53	-	179,078	-	-	170,691
Ponte di Piave	Via Marconi 32/33	-	325,453	-	17,991	43,899
Pontebba	Via Roma 2	818	113,353	-	3,615	95,207
Porcia	Corso Zanussi 45	-	828,776	-	-	-
Porcia	Via Marconi 15 Via Colombera 15	419	69,018	-	-	157,379
Pordenone	Corso V.emanuele 1 Via Mazzini 5	2,052	974,478	-	1,668	722,450
Pordenone	cso Vitt, Emanuele II 21/g	-	1,612,104	-	-	-
Porretta Terme	Piazza Libertà 1 Via Roma 2	1,064	763,736	-	-	163,898
Porto di Legnago	Via Dietro Mura 2	-	8,104	-	-	-
Porto di Legnago	Via S. Pio X	-	92,184	-	-	-
Porto Mantovano	via Gramsci 1/via Puccini	-	334,518	-	-	-
Porto Viro	Cso Risorgimento 295/297	-	356,786	-	-	-
Portogruaro	Via Martiri della Libertà 21	829	1,008,336	-	25,057	278,677
Portomaggiore	Piazza Umberto I 36	-	182,196	-	-	-
Povegliano Veronese	Piazza IV Novembre 36	-	175,511	-	-	-
Pozza di Fassa	Via Roma 88	-	359,174	-	-	-
Prata di Pordenone	Via Roma 16-20	617	117,327	-	-	238,987
Prè St, Didier	Piazza della Chiesa 28	-	22,735	-	-	70,227
Predappio	Via Matteotti 25-27	202	58,876	-	24,273	93,225
Predazzo	Corso Dolomiti 15	-	327,887	-	-	-
Predazzo	Via C.Battisti 15	-	25,072	-	-	-
Prignano sulla Secchia	Via Allegretti 1	368	6,565	-	-	77,469
Quistello	via C.Battisti 16/20	-	27,085	-	-	-
Racconigi	Piazza Vittorio Emanuele II 20	-	412,194	-	-	-
Racconigi	Via Garibaldi 1	-	97,054	-	29,023	180,101
Ravarino	Via Roma 297	1,484	935,014	-	-	-
Ravenna	Circonv, S. Gaetanino 15/17	597	125,599	-	-	269,435
Ravenna	Piazza Brigata Pavia Via Cassino 12	305	101,774	-	-	-
Ravenna	Piazza del Popolo 21 Via XXIII Giugno 4	5,413	2,657,489	-	160,728	2,289,880
Ravenna	Via Diaz 4/6/8	2,095	101,600	-	-	774,685
Ravenna	Via Fiume Abbandonato 235	350	951,017	-	-	-
Ravenna	Via Panfilia 1/9	239	275,286	-	-	144,085

REVALUATIONS PURSUANT TO LAW 218 OF 30.07.90	REVALUATIONS PURSUANT TO LAW 408 OF 29.12.90	REVALUATIONS PURSUANT TO LAW 413 OF 30.12.91	REVALUATIONS FOR MERGERS ART. 123 D.P.R. 917	WRITEDOWNS	GROSS BOOK VALUE	DEPRECIATION	NET BOOK VALUE AS AT 31.12.2002
-	202,399	461,982	-	-	1,348,358	383,260	965,098
-	10,212	53,194	-	-	84,095	28,350	55,745
-	10,235	32,873	-	-	127,329	40,330	86,999
1,286,734	-	-	-	-	2,900,260	962,907	1,937,353
-708	-	-	-	-	35,429	11,692	23,737
738,722	-	-	-	-	821,952	138,274	683,678
365,311	-	-	-	-	708,032	277,842	430,190
-	233,953	103,004	-	-	776,244	275,540	500,704
-	559,012	482,330	-	-	1,781,411	888,959	892,452
487,829	-	-	-	-	903,130	296,269	606,861
215,341	-	96,452	-	-	582,825	133,041	449,784
170,785	-	-	-	-	311,620	181,944	129,676
-	-	-	-68,368	-	600,797	194,218	406,579
178,129	-	42,513	-	-	237,103	93,339	143,764
160,556	-	-	-	-	322,930	140,763	182,167
-	-	40,275	5,863	-	244,818	176,535	68,283
63,391	-	-	-	-	114,444	49,462	64,982
-	-	46,296	-	-	284,157	116,235	167,922
79,973	-	2,660	-	-	87,329	31,133	56,196
218,958	-	-	-	-	341,123	119,837	221,286
287,102	-	-	-	-	636,871	178,054	458,817
-	-	238,035	-	-	625,378	315,295	310,083
-	-	47,654	93,739	-	353,568	121,466	232,102
-	-	448,459	-	-	1,277,235	966,204	311,031
-	-	70,669	25,006	-	322,072	163,385	158,687
-	-	662,004	420,879	-	2,781,479	1,633,909	1,147,570
-	1,162,047	112,318	-	-	2,886,469	1,901,662	984,807
-	40,065	579,364	-	-	1,547,063	751,137	795,926
118,581	-	10,727	-	-	137,412	46,117	91,295
408,900	-	54,945	-	-	556,029	240,640	315,389
75,148	-	2,126	-	-	411,792	164,392	247,400
-	-	-	-	-	356,786	110,724	246,062
-	-	119,253	86,027	-	1,517,350	505,140	1,012,210
-	-	-	-	-	182,196	8,199	173,997
216,581	-	43,416	-	-	435,508	140,276	295,232
-	-	34,672	-	-	393,846	173,070	220,776
-	-	125,714	153,847	-	635,875	325,121	310,754
253,793	-	-	-	-	346,755	101,960	244,795
-	264	134,099	-	-	310,737	142,258	168,479
-	45,688	55,181	-	-	428,756	190,673	238,083
-	60,354	10,118	-	-	95,544	-	95,544
135,664	-	-	-	-	219,698	71,603	148,095
268,585	-	14,201	-	-	309,871	83,715	226,156
-	-	74,047	-	-	486,241	232,471	253,770
182,452	-	-	-	-	488,630	228,108	260,522
728,766	-	-	-	-	1,663,780	1,059,742	604,038
-	47,538	385,676	-	-	828,248	430,007	398,241
253,783	-	-	-	-	355,557	142,713	212,844
-	532,381	4,258,288	-	-	9,898,766	4,462,533	5,436,233
1,909,207	-	-	-	-	2,785,492	1,023,924	1,761,568
708,860	-	-	-	-	1,659,877	769,620	890,257
-	59,376	185,155	-	-	663,902	242,851	421,051

(List of properties - Art. 10, Law 72/83, continued)

(€ THOUSANDS) CITY	ADDRESS	AREA IN M²	PURCHASE PRICE AND ADDITIONS	REVALUATIONS PURSUANT TO LAW 823 OF 19.12.73	REVALUATIONS PURSUANT TO LAW 576 OF 2.12.75	REVALUATIONS PURSUANT TO LAW 72 OF 19.03.83
Ravenna	Via T. Gulli 157 - Aquileia	206	112,315	-	-	-
Ravenna - Coccolia	Via Ravegnana 803 Via Traversa 4	359	189,320	-	-	-
Ravenna - Mezzano	Via Reale 352/354	316	28,255	-	-	130,980
Ravenna - Roncalceci	Via Babini 196-198	256	8,387	-	5,165	20,356
Ravenna - S.Pietro in Vincoli	Via Farini 61 via Senni 1	579	56,750	-	19,219	68,762
Ravenna - Sant'Alberto	Piazza Garibaldi 21	426	342,291	-	-	48,824
Reggio Emilia	Viale Piave 1	1,077	940,820	-	-	-
Revello	Via Caduti per la Libertà 8	-	26,421	-	18,794	91,981
Riccione	Via San Martino 102	208	319,559	-	-	-
Riccione	Viale Ceccarini 104	761	519,988	-	68,689	419,029
Riccione	Viale D'Annunzio 73	155	261,093	-	-	174,604
Rimini	M.Lido Viale Vespucci 75 Via Medaglie d'Oro 1	284	230,603	-	-	270,000
Rimini	Piazzale Pascoli Viale Regina Elena 65	178	175,915	-	-	136,335
Rimini	Via Gambalunga 11 Corso Augusto 147 Via Bruno 24	7,346	2,466,203	-	416,854	1,796,679
Rimini	Via XXII Settembre 15	-	779,336	-	-	-
Rimini - Rivazzurra	Viale Regina Margherita 165	346	394,768	-	-	148,074
Rimini - sobb. S. Giovanni	via Flaminia 35	575	411,178	-	-	240,508
Rimini - Torre Predera	Via S. Salvador 132 Via Tolmetta	271	159,297	-	-	250,412
Riolo Terme	Via Matteotti 6-8	160	273,911	-	-	48,813
Riva del Garda	Vicolo dell'Austro	-	429,956	-	9,317	95,414
Rivalta	Via Allende 13	-	130,111	-	-	-
Rivarolo Canavese	Piazza Chioratti 113	-	194,009	-	-	183,211
Rivoli	Via Fratelli Piol 55	-	267,181	-	24,988	193,035
Rivoli Cascine Vica	Corso Francia 207	-	1,025,130	-	-	-
Rivoli Cascine Vica	Piazza della Repubblica 17	-	178,043	-	-	-
Robassomero	Via Braccini 8/A	-	128,709	-	-	-
Rocca Pietore	loc. Malga Ciapela	-	22,388	-	-	-
Rocca S. Casciano	Piazza Garibaldi 19/21	221	227,172	-	13,203	53,641
Rome	Via Sardegna 44	-	662,581	-	240,415	704,716
Rome	Via Vittorio Veneto 74-76	2,263	7,602,783	-	-	-
Rome	viale Liegi 16/18/20	-	1,064,149	-	-	-
Romagnano Sesia	Via Novara 8	-	55,072	-	-	142,657
Roncade	Via Roma	-	1,499,926	-	13,428	71,788
Ronco all'Adige	Via Vittorio Veneto 30/32	-	54,897	-	-	-
Rossano Veneto	P.zza Marconi 2/Via Salute 10	-	700,546	-	-	-
Roverchiara	Piazza Vittorio Emanuele 46	-	374,141	-	-	-
Rovereto	Piazza Rosmini 5	-	339,525	-	29,867	68,168
Rovereto	Via Benacense 41	-	91,655	-	-	93,189
Rovigo	Corso del Popolo 185/187	-	629,575	-	31,064	150,492
Russi	Corso Farini 38/34	180	59,055	-	-	60,622
Russi - Godo	Via Faentina 194-196	246	6,467	-	12,911	56,078
S. Ambrogio	Corso Moncenisio 81	-	113,723	-	-	-
S. Antonino di Susa	Via Torino 53	-	28,426	-	18,306	105,099
S. Benigno Canavese	Via Miaglia 13-15	-	20,162	-	4,530	22,383
S. Benigno Canavese	Via Miaglia 7	-	71,738	-	12,422	68,689
S. Giacomo di Veglia	Piazza Fiume 37	-	720,586	-	-	-
S. Giorgio Canavese	Via Carlo Alberto 1	-	25,740	-	20,741	98,127
S. Giustina	viale Stazione 5	-	17,950	-	-	-
S. Gusto Canavese	Piazza del Municipio 3	-	51,774	-	-	99,940
S. Marco Argentano	Via Sciancarelli 16	280	92,636	-	-	-
S. Maurizio Canavese	Via Vittorio Emanuele II 21/B	-	354,861	-	-	-

REVALUATIONS PURSUANT TO LAW 218 OF 30.07.90	REVALUATIONS PURSUANT TO LAW 408 OF 29.12.90	REVALUATIONS PURSUANT TO LAW 413 OF 30.12.91	REVALUATIONS FOR MERGERS ART. 123 D.P.R. 917	WRITEDOWNS	GROSS BOOK VALUE	DEPRECIATION	NET BOOK VALUE AS AT 31.12.2002
131,339	-	-	-	-	243,654	89,055	154,599
-	59,768	118,008	-	-	367,096	175,807	191,289
-	-	124,102	-	-	283,337	102,106	181,231
-	26,013	76,485	-	-	136,406	40,808	95,598
-	55,487	570,730	-	-	770,948	492,666	278,282
-	104,405	360,812	-	-	856,332	425,184	431,148
-	-	113,902	-	-	1,054,722	460,334	594,388
135,210	-	-	-	-	272,406	115,839	156,567
-	61,967	219,152	-	-	600,678	388,060	212,618
-	392	625,166	-	-	1,633,264	826,373	806,891
-	424	225,455	-	-	661,576	311,054	350,522
-	144	491,325	-	-	992,072	532,015	460,057
-	136	237,919	-	-	550,305	268,332	281,973
-	340,035	5,764,539	-	-	10,784,310	5,265,608	5,518,702
-	-	-	-	-	779,336	380,880	398,456
-	388	502,062	-	-	1,045,292	556,437	488,855
-	118	711,886	-	-	1,363,690	738,422	625,268
-	65	419,130	-	-	828,904	436,619	392,285
-	69,664	63,964	-	-	456,352	203,525	252,827
-	342,322	135,526	-	-	1,012,535	319,449	693,086
689,931	-	-	-	-	820,042	253,116	566,926
268,008	-	-	-	-	645,228	281,696	363,532
1,234,134	-	-	-	-	1,719,338	532,915	1,186,423
-	-	-	-	-	1,025,130	430,555	594,575
402,542	-	-	-	-	580,585	262,200	318,385
-	-	-	-	-	128,709	23,168	105,541
19,361	-	13,942	-	-	55,691	34,060	21,631
-	109,785	225,592	-	-	629,393	192,084	437,309
4,535,154	-	-	-	-7,562	6,135,304	1,750,244	4,385,060
-	9,486,545	8,276,133	-	-	25,365,461	12,262,797	13,102,664
-	-	-	-	-	1,064,149	111,679	952,470
145,950	-	-	-	-	343,679	174,579	169,100
-	111,030	86,778	-	-	1,782,950	256,388	1,526,562
224,828	-	21,560	-	-	301,285	110,790	190,495
407,876	-	30,633	-	-	1,139,055	239,522	899,533
54,755	-	44,116	-	-	473,012	143,394	329,618
-	164,430	106,752	-	-	708,742	235,688	473,054
-	80,397	146,193	-	-	411,434	199,115	212,319
1,807,599	-	-	-	-	2,618,730	981,269	1,637,461
-	43,208	117,111	-	-	279,996	137,934	142,062
-	5,103	123,799	-	-	204,358	67,930	136,428
248,066	-	-	-	-	361,789	83,382	278,407
156,694	-	-	-	-	308,525	128,563	179,962
105,776	-	-	-	-	152,851	-	152,851
91,439	-	-	-	-	244,288	101,974	142,314
-	-	110,541	-	-	831,127	382,360	448,767
213,784	-	-	-	-	358,392	137,324	221,068
301,692	-	1,649	-	-	321,291	105,198	216,093
223,343	-	-	-	-	375,057	154,944	220,113
-	-	-	-	-	92,636	-	92,636
-	-	-	-	-	354,861	117,104	237,757

(List of properties - Art. 10, Law 72/83, continued)

(€ THOUSANDS) CITY	ADDRESS	AREA IN M²	PURCHASE PRICE AND ADDITIONS	REVALUATIONS PURSUANT TO LAW 823 OF 19.12.73	REVALUATIONS PURSUANT TO LAW 576 OF 2.12.75	REVALUATIONS PURSUANT TO LAW 72 OF 19.03.83
S. Mauro Torinese	Piazzale Mochino	-	730,822	-	-	-
S. Nazario Fraz Carpanè	Via Marconi	-	375,157	-	-	-
S. Pietro di Morubio	Via Vittorio Veneto 15	-	154,716	-	-	-
S. Secondo di Pinerolo	Via G. Bonatto 1	-	27,810	-	8,440	61,717
S. Stefano di Cadore	Via Venezia 3/5/7	-	278,112	-	-	-
S.Ambrogio Valpolicella	Via VI Novembre 2/4	-	49,323	-	-	-
S.Bonifacio	Centro Commerciale - Via Sorte	-	390,736	-	-	-
S.Bonifacio	Corso Venezia 21/Corso Italia 2	-	689,208	-	-	-
S.Giovanni Lupatoto	Piazza Umberto I 99/b	-	146,440	-	-	-
S.Martino Buon Albergo	Piazza del Popolo 8	-	816,325	-	-	-
S.Pietro in Cairano	Via Roma 2/a	-	87,627	-	-	-
Saint Vincent	Piazza Zerbion 24	-	47,767	-	8,939	157,313
Salsomaggiore	Via Matteotti 3	505	1,244,021	-	-	-
Saludecio	Via Roma 23	380	37,891	-	15,248	63,722
Saluggia	Piazza del Municipio 12	-	47,849	-	12,159	175,203
San Cesario sul Panaro	Corso Libertà 55	529	124,597	-	-	232,406
San Donà di Piave	Corso S. Trentin 75	1,195	1,764,259	-	-	-
San Giorgio di Livenza - Caorle	Corso Risorgimento 4	309	269,101	-	-	-
San Giorgio di Nogaro	Via Roma 15	367	294,950	-	2,315	54,861
San Giorgio di Piano	Via Della Libertà 23	1,790	576,051	-	-	65,882
San Giovanni in Persiceto	Corso Italia 50	1,466	957,227	-	-	321,593
San Lazzaro di Savena	Via Emilia 168 Via Jussi 2	1,002	466,357	-	-	294,858
San Lazzaro di Savena	Via Emilia Levante 126	419	344,060	-	-	-
San Michele al Tagliamento Bibione	Viale Aurora 4	497	137,387	-	-	312,661
San Paolo	Avenida Paulista 923/925	441	181,431	-	-	-
San Pietro in Campiano	Via Petrosa 186	250	21,220	-	-	-
San Pietro in Casale	Via Matteotti 69 Via Tolomelli 5	1,568	869,069	-	-	-
San Vendemiano	Via Alicide de Gasperi 22	-	317,621	-	-	-
San Vito al Tagliamento	Piazza del Popolo 8	623	396,457	-	-	245,204
Sandrigo	Via IV Novembre 12	-	1,516,118	-	-	-
Sanguineto	Piazza Duomo 11	-	39,926	-	-	-
Sanremo	Via Canessa ang. Via S. Francesco	-	2,006,717	-	-	-
Santa Sofia	Via Porzia Nefetti 10	158	233,666	-	-	59,420
Sant'Agata Bolognese	Via 2 Agosto 1980 5	132	3,522	-	10,329	73,596
Sant'Arcangelo di Romagna	Piazza Ganganelli 17	330	168,261	-	30,874	213,359
Santena	Piazza Martiri della Libertà 13	-	46,675	-	38,727	155,557
Santo Stino di Livenza	loc. La Salute - via 4 Novembre 17	-	16,278	-	-	-
Sappada	via Bach / via Roma (autorimesse)	-	5,423	-	-	-
Sappada	via Bach, 1	-	34,562	-	-	-
Sarmede	Piazza Guglielmo Marconi 2	-	342,669	-	-	-
Sasso Marconi	Via Porrettana 411	1,122	857,185	-	24,790	84,290
Sassuolo	Piazza Garibaldi 14 Via Mazzini 8	1,569	1,626,989	-	-	587,098
Sassuolo	Via Radici in Piano	7,174	767,380	-	-	-
Savignano sul Rubicone	Piazza Borghesi 2	210	204,515	-	-	161,078
Savigno	Piazza XXIV Agosto 47	455	302	-	12,257	54,671
Schio	via Btg, Val Leogra 8 P.zza IV Novembre 11	-	1,229,683	-	-	-
Scorrano	Piazza Vittorio Emanuele 7	420	141,367	-	-	-
Scorrano (Le)	Terreno	-	-	-	-	-
Sedico	Via De Gasperi 6/8 - Via Trieste 2/a	-	180,371	-	-	-
Settimo Torinese	Via Italia ang. Via Buonarroti	-	2,612,193	-	-	-
Settimo Vittone	Via Cavour 8	-	23,262	-	22,290	86,661

REVALUATIONS PURSUANT TO LAW 218 OF 30.07.90	REVALUATIONS PURSUANT TO LAW 408 OF 29.12.90	REVALUATIONS PURSUANT TO LAW 413 OF 30.12.91	REVALUATIONS FOR MERGERS ART. 123 D.P.R. 917	WRITEDOWNS	GROSS BOOK VALUE	DEPRECIATION	NET BOOK VALUE AS AT 31.12.2002
966,287	-	-	-	-	1,697,109	912,306	784,803
-	-	-	-	-	375,157	22,509	352,648
178,673	-	25,876	-	-	359,265	110,570	248,695
66,369	-	-	-	-	164,336	75,435	88,901
432,456	-	69,590	-	-	780,158	187,817	592,341
634,388	-	40,190	-	-	723,901	259,088	464,813
-	-	-	-	-	390,736	150,842	239,894
1,052,049	-	71,117	-	-	1,812,374	319,265	1,493,109
617,596	-	29,194	-	-	793,230	267,023	526,207
224,600	-	27,289	-	-	1,068,214	329,158	739,056
597,173	-	56,055	-	-	740,855	302,434	438,421
298,065	-	-	-	-	512,084	198,571	313,513
-	409	514,214	-	-	1,758,644	729,812	1,028,832
-	38,759	92,264	-	-	247,884	112,593	135,291
172,791	-	-	-	-	408,002	189,614	218,388
381,158	-	-	-	-	738,161	379,728	358,433
-	-	-	49,920	-	1,814,179	754,731	1,059,448
-	-	37,689	52,064	-	358,854	161,527	197,327
-	-	17,683	20,890	-	390,699	181,248	209,451
-	224,993	543,157	-	-	1,410,083	689,854	720,229
-	139,423	601,682	-	-	2,019,925	899,987	1,119,938
-	734,410	545,887	-	-	2,041,512	866,898	1,174,614
911,501	-	-	-	-	1,255,561	417,543	838,018
-	-	169,887	112,003	-	731,938	411,183	320,755
-	-	189,949	-	-	371,380	185,838	185,542
158,178	-	-	-	-	179,398	52,378	127,020
-	183,570	701,207	-	-	1,753,846	888,402	865,444
-	-	181,302	-	-	498,923	250,402	248,521
-	-	149,949	255,284	-	1,046,894	470,809	576,085
342,799	-	97,582	-	-	1,956,499	275,494	1,681,005
397,274	-	42,269	-	-	479,469	128,152	351,317
-	-	-	-	-	2,006,717	698,574	1,308,143
-	25	173,174	-	-	466,285	192,516	273,769
-	425	86,273	-	-	174,145	85,982	88,163
-	327	371,660	-	-	784,481	411,683	372,798
408,838	-	-	-	-	649,797	235,559	414,238
-	-	-	-	-	16,278	-	16,278
4,467	-	440	-	-	10,330	3,323	7,007
235,459	-	43,977	-	-	313,998	72,781	241,217
-	-	-	-	-	342,669	87,381	255,288
-	93,605	491,692	-	-	1,551,562	400,274	1,151,288
-	195,698	2,574,060	-	-	4,983,845	2,731,449	2,252,396
121,745	-	-	-	-	889,125	84,938	804,187
-	204	191,447	-	-	557,244	210,451	346,793
-	-	93,298	-	-	160,528	90,955	69,573
1,640,403	-	139,108	-	-	3,009,194	729,166	2,280,028
-	-	-	52,460	-	193,827	56,863	136,964
-	-	-	-	-	-	-	-
441,129	-	12,823	-	-	634,323	190,207	444,116
775,150	-	-	-	-161,130	3,226,213	859,333	2,366,880
134,111	-	-	-	-	266,324	114,884	151,440

(List of properties - Art. 10, Law 72/83, continued)

(€ THOUSANDS) CITY	ADDRESS	AREA IN M²	PURCHASE PRICE AND ADDITIONS	REVALUATIONS PURSUANT TO LAW 823 OF 19.12.73	REVALUATIONS PURSUANT TO LAW 576 OF 2.12.75	REVALUATIONS PURSUANT TO LAW 72 OF 19.03.83
Signoressa di Trevignano	Via Feltrina 33	-	185,924	-	-	-
Silea	Via Lanzaghe	-	12,395	-	3,099	51,646
Silea	Via Treviso	-	633,176	-	-	-
Sirolo	Corso Italia 44	-	18,870	-	-	-
Siror - San Martino di Castrozza	Via Passo Rolle 18	-	145,355	-	1,056	6,708
Siror - San Martino di Castrozza	Via Passo Rolle 18	-	158,144	-	8,730	55,449
Soave	Piazza Mercato Grani 2	-	14,036	-	-	-
Solarolo	Corso Mazzini 51	181	178,014	-	-	83,382
Sommacampagna	Via Corrobiolo/via Dossobuono	-	541,561	-	-	-
Sommariva del Bosco	Piazza Roma 36	-	19,449	-	12,801	77,778
Sona-Lugagnano	Ptta BTG Alpini 8/c	-	25,525	-	-	-
Sorbara - Bomporto	Via Ravarino 200/2	320	238,199	-	-	-
Sossano	Via Rio 7-9	-	298,358	-	-	-
Spilimbergo	Corso Roma 64 Via Indipendenza 1	432	249,097	-	9,755	257,786
Spresiano	Piazza L. Rigo 65	-	980,700	-	-	-
Staranzano	Via Savoia 1	-	501,328	-	-	-
Storo	Via Garibaldi 10	-	55,631	-	-	45,223
Strambino	Via Piemonte 17	-	47,930	-	46,214	164,234
Surano	Terreno	-	-	-	-	-
Surano	Terreno	-	-	-	-	-
Susa	Via Roma 43	-	143,523	-	49,063	116,368
Susegana	Piazza Martiri della Libertà	-	196,770	-	-	14,977
Talmassons	Via Vittorio Emanuele II 12	256	195,747	-	-	-
Tambrè d'Alpago	viale Marconi 2/4	-	9,229	-	-	-
Tarcento	Via Roma 9	708	279,936	-	-	-
Tarvisio	Piazza Unità 7	666	31,366	-	17,560	244,635
Tavagnacco - Fraz, Colugna	Piazza Garibaldi 5	118	75,766	-	-	-
Teglio Veneto	via Chiesa	-	2,970	-	-	-
Terrazzo	Via Diaz 2	-	79,242	-	-	-
Tezze di Vazzola	Piazza Dei Tigli 9	-	14,461	-	7,230	79,018
Thiene	Pzza Chilesotti 27-28	-	1,107,052	-	-	-
Tione di Trento	Via del Foro 1	-	76,057	-	17,081	69,502
Tolmezzo	Piazza XX Settembre 4	385	116,800	-	-	140,202
Turin	coorso Francia 405 ang. Via Thures	-	438,528	-	-	-
Turin	Corso Agnelli 118	-	225,716	-	19,844	345,561
Turin	Corso Brescia 30/d	-	83,180	-	35,768	283,279
Turin	Corso Chieti 1/A	-	558,723	-	8,988	187,939
Turin	Corso Cincinnato 256/B	-	371,489	-	-	-
Turin	Corso Francia 204	-	556,054	-	39,958	297,634
Turin	Corso Giulio Cesare 109	-	375,561	-	54,756	537,115
Turin	Corso Grosseto 169	-	50,802	-	6,721	142,450
Turin	Corso Orbassano 243	-	2,099,887	-	-	142,049
Turin	Corso Peschiera 237/a	-	243,059	-	-	356,547
Turin	Corso Regina Margherita 249/A	-	167,526	-	-	307,357
Turin	Corso San Maurizio 42/G	-	100,786	-	30,290	272,173
Turin	Corso Traiano 81/A-83-85	-	327,986	-	-	72,175
Turin	Corso Vercelli 388	-	65,284	-	-	137,456
Turin	Corso Vittorio Emanuele II 52	-	465,867	-	-	-
Turin	Largo Toscana 52	-	34,579	-	19,153	86,228
Turin	Pazza Zara 2/d	-	233,450	-	-	134,268
Turin	Piazza Chironi 12 F	-	468,099	-	4,014	81,259

REVALUATIONS PURSUANT TO LAW 218 OF 30.07.90	REVALUATIONS PURSUANT TO LAW 408 OF 29.12.90	REVALUATIONS PURSUANT TO LAW 413 OF 30.12.91	REVALUATIONS FOR MERGERS ART. 123 D.P.R. 917	WRITEDOWNS	GROSS BOOK VALUE	DEPRECIATION	NET BOOK VALUE AS AT 31.12.2002
-	142,749	-	-	-	328,673	153,084	175,589
-	124,934	63,284	-	-	255,358	102,055	153,303
-	-	190,180	-	-	823,356	423,670	399,686
213,594	-	12,933	-	-	245,397	94,242	151,155
-	205,498	36,504	-	-	395,121	13,621	381,500
-	176,085	116,926	-	-	515,334	223,040	292,294
428,405	-	8,631	-	-	451,072	157,211	293,861
-	346	88,903	-	-	350,645	109,086	241,559
717,441	-	146,839	-	-	1,405,841	430,871	974,970
139,450	-	-	-	-	249,478	110,085	139,393
252,305	-	25,371	-	-	303,201	106,254	196,947
87,735	-	-	-	-	325,934	134,299	191,635
-	-	-	-	-	298,358	115,014	183,344
-	-	113,681	183,548	-	813,867	322,561	491,306
-	-	203,025	-	-	1,183,725	519,866	663,859
-	-	-	-	-	501,328	207,599	293,729
-	61,446	108,533	-	-	270,833	123,281	147,552
171,618	-	-	-	-	429,996	205,996	224,000
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
338,471	-	-	-	-	647,425	198,016	449,409
-	164,794	144,047	-	-	520,588	227,572	293,016
-	-	34,622	10,334	-	240,703	174,278	66,425
144,123	-	32,754	-	-	186,106	40,281	145,825
-	-	111,262	251,813	-	643,011	305,479	337,532
-	-	104,637	113,738	-	511,936	226,875	285,061
-	-	-	2,334	-	78,100	32,557	45,543
-	-	-	-	-	2,970	-	2,970
194,049	-	56,891	-	-	330,182	96,343	233,839
-	-	113,552	-	-	214,261	104,208	110,053
1,543,178	-	44,233	-	-	2,694,463	642,597	2,051,866
-	224,413	165,593	-	-	552,646	244,385	308,261
-	-	74,432	126,475	-	457,909	208,772	249,137
668,158	-	-	-	-	1,106,686	549,913	556,773
1,875,426	-	-	-	-374,760	2,091,787	568,855	1,522,932
1,147,286	-	-	-	-	1,549,513	448,390	1,101,123
566,964	-	-	-	-	1,322,614	520,955	801,659
574,956	-	-	-	-	946,445	401,726	544,719
606,175	-	-	-	-	1,499,821	584,670	915,151
2,417,761	-	-	-	-	3,385,193	968,263	2,416,930
630,811	-	-	-	-	830,784	233,142	597,642
292,124	-	-	1,136,692	-	3,670,752	1,965,805	1,704,947
213,143	-	-	1,362,959	-	2,175,708	983,326	1,192,382
1,029,791	-	-	-	-2,636	1,502,038	496,059	1,005,979
845,410	-	-	-	-	1,248,659	425,177	823,482
1,207,374	-	-	-	-	1,607,535	588,930	1,018,605
821,464	-	-	-	-	1,024,204	263,829	760,375
8,418	-	-	375,958	-	850,243	329,574	520,669
5,480	-	-	321,608	-	467,048	224,071	242,977
679,146	-	-	-	-	1,046,864	420,697	626,167
593,105	-	-	-	-	1,146,477	351,670	794,807

(List of properties - Art. 10, Law 72/83, continued)

(€ THOUSANDS) CITY	ADDRESS	AREA IN M²	PURCHASE PRICE AND ADDITIONS	REVALUATIONS PURSUANT TO LAW 823 OF 19.12.73	REVALUATIONS PURSUANT TO LAW 576 OF 2.12.75	REVALUATIONS PURSUANT TO LAW 72 OF 19.03.83
Turin	Piazza G. Modena 2	-	17,266	-	24,103	149,927
Turin	Piazza Madama Cristina 7	-	628,507	-	-	-
Turin	Piazza Perotti 9/D	-	119,232	-	22,133	259,416
Turin	Piazza Repubblica 4H	-	1,783,745	-	-	-
Turin	Piazza Sabotino 5	-	216,552	-	40,349	267,194
Turin	Piazza Villari 6-8-10	-	131,333	-	25,317	381,662
Turin	Piazzale Caio Mario 433	-	350,550	-	-	-
Turin	Via Barletta 107	-	1,109,319	-	-	-
Turin	Via Caboto 35	-	124,155	-	59,910	448,078
Turin	Via Chiesa della Salute 49/A	-	101,250	-	11,416	305,794
Turin	Via Nizza 150	-	50,606,626	-	-	-
Turin	Via Nizza 360	-	32,019	-	9,814	135,828
Turin	Via Nizza 398/A	-	261,576	-	-	42,194
Turin	Via Parma 5 ang. Corso Brescia	-	76,098	-	34,365	272,170
Turin	Via Pietro Micca 21	-	39,952	-	-	115,502
Turin	Via Pollenzo 3/5B	-	504,071	-	57,378	187,804
Turin	Via Principi d'Acaja 55	-	654,472	-	22,412	205,470
Turin	Via Priocca 8	-	1,879,557	-	-	-
Turin	Via S. Francesco d'Assisi 22	-	1,936,549	-	-	347,268
Turin	Via S. Francesco d'Assisi 22	-	3,086,466	-	-	512,633
Turin	Via S. Teresa 26	-	550,318	9,230	161,523	1,210,073
Turin	Via Sacchi 18	-	134,501	-	101,390	266,234
Turin	Via Vagnone 24	-	268,909	-	-	-
Turin	Via XX Settembre 31	-	163,957	1,291,142	1,253,873	7,643,570
Torre Pellice	Via Caduti per la Libertà 13	-	23,642	-	19,121	71,271
Torri del Benaco	Viale F.lli Lavanda 4	-	122,411	-	-	-
Torri di Quarte	Via Pola 20	-	547,656	-	-	-
Torviscosa	Piazza del Popolo 1	228	41,741	-	-	64,854
Travesio	Piazza XX Settembre 25	167	122,971	-	-	-
Tregnago	via Unità d'Italia 4	-	85,604	-	-	-
Trento	Bren Center	-	189,393	-	-	-
Trento	Corso 3 Novembre 102	-	-	-	-	-
Trento	Corso 3 Novembre 103	-	215,864	-	-	132,620
Trento	loc. al Fersina (Terreno)	-	-	-	-	-
Trento	Palazzo Firmian/Cristellotti - Via Galilei 1/S.M. Madd	-	658,422	-	334,849	1,346,757
Trento	Piazza S. Maria	-	415,231	-	-	81,307
Trento	Via Brennero 43	-	33,528	-	-	-
Trento	Via Dordi 8/B	-	289,557	-	16,682	50,666
Trento	Via Fratelli Fontana 34/1	-	161,932	-	-	56,013
Trento	Via S. Giovanni 36	-	8,906	-	-	27,150
Trento - Gardolo	loc. centochiavi	-	220	-	-	-
Trento - Gardolo	Via Soprassasso 14	-	465,366	-	12,227	677
Treviso	Ag. N. 2 - Via Terraglio	-	200,902	-	-	7,747
Treviso	Condominio Molinetto	-	276,793	-	-	97,094
Treviso	Piazza Monte Pegni	-	2,251,238	-	68,172	270,107
Treviso	Piazzetta Aldo Moro	-	6,688,502	-	57,952	409,809
Treviso	Via Cappellotto	-	491,570	-	17,061	88,082
Treviso	Via Castagnole	-	2,918,499	-	-	124,141
Treviso	Via Municipio	-	1,737,192	-	60,291	285,601
Tricesimo	Piazza Vardi 8	802	98,103	-	-	282,430
Trichiana	Via Roma 7	-	485,183	-	-	-
Trieste	Campo San Giacomo 19	-	796,190	-	-	71,271

REVALUATIONS PURSUANT TO LAW 218 OF 30.07.90	REVALUATIONS PURSUANT TO LAW 408 OF 29.12.90	REVALUATIONS PURSUANT TO LAW 413 OF 30.12.91	REVALUATIONS FOR MERGERS ART. 123 D.P.R. 917	WRITEDOWNS	GROSS BOOK VALUE	DEPRECIATION	NET BOOK VALUE AS AT 31.12.2002
360,676	-	-	-	-	551,972	185,514	366,458
1,358,162	-	-	-	-270,102	1,716,567	602,709	1,113,858
706,104	-	-	-	-156,557	950,328	349,179	601,149
-	-	-	-	-	1,783,745	661,882	1,121,863
914,786	-	-	-	-123,343	1,315,538	428,309	887,229
1,335,321	-	-	-	-293,406	1,580,227	513,001	1,067,226
-	-	-	-	-	350,550	147,231	203,319
-	-	-	-	-	1,109,319	399,355	709,964
1,386,001	-	-	-	-	2,018,144	652,813	1,365,331
959,204	-	-	-	-	1,377,664	427,115	950,549
147,875,192	-	-	-	-	198,481,818	64,801,385	133,680,433
340,990	-	-	-	-	518,651	180,773	337,878
8,977	-	-	270,906	-	583,653	357,457	226,196
1,408,124	-	-	-	-394,643	1,396,114	353,123	1,042,991
56,252	-	-	321,737	-	533,443	237,909	295,534
884,324	-	-	-	-	1,633,577	537,312	1,096,265
852,283	-	-	-	-103,817	1,630,820	516,256	1,114,564
-734,996	-	-	-	-	1,144,561	468,429	676,132
175,084	-	-	632,934	-	3,091,835	527,867	2,563,968
223,419	-	-	934,329	-	4,756,847	1,707,317	3,049,530
-50,063	-	-	2,601,028	-	4,482,109	2,227,509	2,254,600
681,477	-	-	-	-	1,183,602	418,904	764,698
-	-	-	-	-	268,909	112,942	155,967
34,027,302	-	-	-	-	44,379,836	11,832,886	32,546,950
141,733	-	-	-	-	255,767	102,975	152,792
350,863	-	30,844	-	-	504,118	129,142	374,976
-	-	-	-	-	547,656	192,945	354,711
-	-	39,964	25,749	-	172,308	85,853	86,455
-	-	14,986	6,733	-	144,690	92,151	52,539
265,597	-	74,423	-	-	425,624	136,398	289,226
-	22,286	153,234	-	-	364,913	165,688	199,225
-	-	153,388	-	-	153,388	4,602	148,786
-	170,036	236,094	-	-	754,614	337,121	417,493
-	-	-	-	-	-	-	-
-	3,802,957	1,932,562	-	-	8,075,547	3,358,023	4,717,524
-	378,076	315,212	-	-	1,189,826	455,710	734,116
-	7,487	350,992	-	-	392,007	7,773	384,234
-	-	21,426	-	-	378,331	99,265	279,066
-	188,727	184,710	-	-	591,382	277,829	313,553
-	35,254	52,949	-	-	124,259	3,728	120,531
-	-	-	-	-	220	-	220
-	218,462	47,900	-	-	744,632	254,886	489,746
-	343,121	58,393	-	-	610,163	287,158	323,005
-	1,208,450	180,447	-	-	1,762,784	619,343	1,143,441
-	2,482,119	370,066	-	-	5,441,702	1,564,082	3,877,620
-	5,066,196	795,412	-	-	13,017,871	3,353,885	9,663,986
-	50,126	326,807	-	-	973,646	157,676	815,970
-	213,096	339,984	-	-	3,595,720	996,115	2,599,605
-	1,442,257	330,636	-	-	3,855,977	952,561	2,903,416
-	-	136,761	158,031	-	675,325	347,155	328,170
207,858	-	124,458	-	-	817,499	386,783	430,716
-	-	361,088	-	-	1,228,549	549,149	679,400

(List of properties - Art. 10, Law 72/83, continued)

(€ THOUSANDS) CITY	ADDRESS	AREA IN M²	PURCHASE PRICE AND ADDITIONS	REVALUATIONS PURSUANT TO LAW 823 OF 19.12.73	REVALUATIONS PURSUANT TO LAW 576 OF 2.12.75	REVALUATIONS PURSUANT TO LAW 72 OF 19.03.83
Trieste	Largo Giardino 1	-	569,272	-	-	-
Trieste	Piazza della Borsa 12	-	9,580	-	16,243	132,213
Trieste	Piazzale Valmaura 10	-	84,304	-	46,481	80,567
Trieste	Prosecco (terreno)	-	12,802	-	-	5,681
Trieste	Via Baiamonti 69	732	1,176,689	-	-	-
Trieste	Via Barbariga 5/1	-	360,459	-	-	-
Trieste	Via Cassa di Risparmio 10	-	18,745,604	-	-	-
Trieste	Via del Cerreto 7	-	250,859	-	-	-
Trieste	Via delle Settefontane 24	-	92,516	-	-	90,380
Trieste	Via delle Settefontane 61 Via Vergerio 5/7	-	397,942	-	-	-
Trieste	Via dell'Istria 135	-	1,409,328	-	-	1,020,519
Trieste	Via dell'Istria 135/2	-	-	-	-	8,263
Trieste	Via di Servola 42	-	28,362	-	7,747	22,208
Trieste	Via Donizetti 1 Via Battisti 16	-	163,447	-	90,380	463,262
Trieste	Via Giulia 3	-	94,059	-	36,152	118,269
Trieste	Via Nordio 11 Via Della Ginnastica 14	-	263,965	-	157,519	325,368
Trieste	Via Pellico 3 Corso Italia 3	-	1,639,229	-	232,402	450,350
Trieste	Via Rossini 14	325	453,981	-	-	217,593
Trieste	Via S. Lazzaro 17	-	249,467	-	-	-
Trieste	Via Stock 3	-	44,455	-	25,823	203,484
Trieste	Via Valdirivo 40/42, Via Mercadane 1 Via Carducci 7	-	1,141,759	-	67,139	1,371,193
Trieste	Via Vigneti 10	-	36,383	-	-	12,395
Trieste	Via Vigneti 14	-	8,772	-	-	3,099
Trieste	viale Miramare 133	-	430,067	-	5,165	93,479
Trieste	Villa Opicina Piazzale Monte Re 3	-	477,995	-	23,241	168,365
Trivento	Via Marconi 27	185	143,804	-	-	22,907
Trivero	Via Provinciale 269	-	202,508	-	-	-
Udine	Via Carducci 36	-	2,114,202	-	-	-
Udine	Via Leopardi 29	450	21,722	-	-	23,843
Udine	Via Vittorio Veneto 20	8,051	1,701,400	-	59,726	4,629,016
Udine	Viale Tricesimo 95	7,112	8,129,926	-	-	-
Udine	Viale Volontari della Libertà 12	273	657,172	-	-	169,054
Uggiano la Chiesa	Terreno	-	-	-	-	-
Vado	Via Musolesi 19	115	24,484	-	-	-
Vago di Lavagno	Via Provinciale 12/14	-	1,041,362	-	-	-
Valdagno	Cso Italia 87-91-93 Via IV Novembre 10/A-10/C	-	839,194	-	-	-
Valdobbiadene	Via Garibaldi	-	36,589	-	-	-
Valeggio sul Mincio	via Marconi 6	-	258,378	-	-	-
Valperga	Via martiri della libertà 48	-	28,226	-	15,466	146,364
Valtournenche	Via Roma 62/B	-	147,876	-	-	109,589
Valvasone	Piazza Libertà 1-2	448	126,273	-	-	20,746
Veglie	Piazza Parco delle Rimembranze	629	471,671	-	-	-
Venafro	Via Colonia Giulia 184-186-188	297	155,188	-	-	64,069
Venaria	Via Iseppon 2/A - Via Palestro	-	274,897	-	-	250,298
Venasca	Via IV Novembre 31	-	20,688	-	6,024	56,500
Venice - Mestre	via Torre Belfredo 73/75- via P. Giuliani 12	-	1,124,217	-	-	-
Venice - Treporti - Cà Savio	Via Fausta 77	311	334,797	-	-	-
Verbania	Piazza Cavour 40	-	881,249	-	-	-
Vercelli	Via Laviny 16/18	-	2,301,550	-	-	-

REVALUATIONS PURSUANT TO LAW 218 OF 30.07.90	REVALUATIONS PURSUANT TO LAW 408 OF 29.12.90	REVALUATIONS PURSUANT TO LAW 413 OF 30.12.91	REVALUATIONS FOR MERGERS ART. 123 D.P.R. 917	WRITEDOWNS	GROSS BOOK VALUE	DEPRECIATION	NET BOOK VALUE AS AT 31.12.2002
-	-	154,351	-	-	723,623	465,373	258,250
-	151,838	-	-	-	309,874	8,981	300,893
-	12,409	439,688	-	-	663,449	283,401	380,048
-	14,566	36,672	-	-	69,721	-	69,721
-	-	186,573	-	-	1,363,262	1,044,168	319,094
-	101,265	96,783	-	-	558,507	232,114	326,393
-	-	11,993,815	-	-	30,739,419	17,080,513	13,658,906
-	558,540	277,700	-	-	1,087,099	516,277	570,822
-	-	136,993	-	-	319,889	215,299	104,590
-	-	-	-	-	397,942	137,485	260,457
-	744,781	2,641,949	-	-	5,816,577	2,867,038	2,949,539
-	-	7,230	-	-	15,493	465	15,028
-	34,915	64,837	-	-	158,069	79,672	78,397
-	278,992	990,189	-	-	1,986,270	411,800	1,574,470
-	34,786	213,193	-	-	496,459	235,713	260,746
-	356,738	639,890	-	-	1,743,480	809,626	933,854
-	454,070	957,219	-	-	3,733,270	1,436,169	2,297,101
-	-	140,631	187,238	-	999,443	390,804	608,639
-	-	-	-	-	249,467	-	249,467
-	62,826	392,522	-	-	729,110	-	729,110
-	306,848	2,755,983	-	-	5,642,922	1,033,785	4,609,137
-	-	-	-	-	48,778	1,463	47,315
-	-	11,017	-	-	22,888	-	22,888
-	302,499	94,524	-	-	925,734	96,147	829,587
-	38,925	468,069	-	-	1,176,595	171,363	1,005,232
-	-	24,893	-	-	191,604	76,307	115,297
-	-	-	-	-	202,508	48,602	153,906
-	255,279	494,914	-	-	2,864,395	1,206,966	1,657,429
-	-	10,652	50,824	-	107,041	56,038	51,003
-	-	-	3,983,624	-	10,373,766	5,043,299	5,330,467
-	-	-	71,689	-	8,201,615	2,275,984	5,925,631
-	-	78,123	142,725	-	1,047,074	352,551	694,523
-	-	-	-	-	-	-	-
63,353	-	-	-	-	87,837	33,871	53,966
520,337	-	8,258	-	-	1,569,957	328,541	1,241,416
742,718	-	262,293	-	-	1,844,205	522,454	1,321,751
-	-	-	-	-	36,589	3,842	32,747
620,710	-	143,331	-	-	1,022,419	389,361	633,058
337,388	-	-	-	-	527,444	183,366	344,078
686,317	-	-	-	-	943,782	332,750	611,032
-	-	62,896	96,937	-	306,852	187,806	119,046
-	24	343,137	52,749	-	867,581	515,508	352,073
-	-	112,724	-	-	331,981	117,841	214,140
1,040,521	-	-	-	-226,090	1,339,626	422,441	917,185
70,438	-	-	-	-	153,650	71,689	81,961
110	-	66,396	-	-	1,190,723	522,475	668,248
-	-	88,310	79,359	-	502,466	334,617	167,849
-	-	-	-	-	881,249	343,687	537,562
365,833	-	-	-	-	2,667,383	982,460	1,684,923

(€ THOUSANDS) CITY	ADDRESS	AREA IN M²	PURCHASE PRICE AND ADDITIONS	REVALUATIONS PURSUANT TO LAW 823 OF 19.12.73	REVALUATIONS PURSUANT TO LAW 576 OF 2.12.75	REVALUATIONS PURSUANT TO LAW 72 OF 19.03.83
Vergato	Via Roma 14	186	73,405	-	3,746	33,815
Vergato - Riola	Via Nazionale 117	1,628	178,319	-	21,175	11,480
Vernante	terreno - foglio 8 mapp. 353	-	10,329	-	-	-
Vernio - Montepiano	Via dell'Appennino 150	42	5,753	-	-	10,545
Verolengo	Via Thaon di Revel 5/A	-	16,406	-	19,442	71,478
Verona	Bgo Roma via 4 Rusteghi, 3/5	-	11,921	-	-	-
Verona	Bgo Roma Via Centro 19/a	-	537,837	-	-	-
Verona	Btg TN piazza V. Veneto	-	1,420,811	-	-	-
Verona	Corso Porta Palio - Via Saffi	2,150	1,511,165	-	-	3,149,438
Verona	Corso Cavour, 29	-	526,635	-	-	-
Verona	Corso Milano, 165	-	717,581	-	-	-
Verona	Dogana/Via Somma Campagna 63/c	-	24,995	-	-	-
Verona	Montorio Via Segheria, 2/2	-	64,706	-	-	-
Verona	P.tta Scala 8/Via Scala 1	-	55,986	-	-	490,220
Verona	Palchi Teatro Filarmonico Via Mutilati 4	-	17,302	-	-	-
Verona	Piazza Bra 26/D	-	1,042,302	-	-	1,141,593
Verona	Piazza Cittadella 6	-	2,018,710	-	-	-
Verona	Piazza Isolo 19 Via Seghe S.Tommaso 14	-	91,277	-	-	-
Verona	Piazzetta Monte 1	-	3,668,576	-	-	-
Verona	Ponte Crencano Via Mameli, 158aVia Locchi 3	-	169,879	-	-	-
Verona	Terreno - via Salieri fondo La Cercola	-	2,980,191	-	-	-
Verona	V. S. Pietro in Monastero	-	128,624	-	-	-
Verona	via Albere 27A/27B	-	180,226	-	-	-
Verona	Via Cappello 1	-	376,252	-	-	1,183,012
Verona	via Dominutti 2	-	5,148,146	-	-	-
Verona	Via Don G. Trevisani 64/E	-	404,395	-	-	-
Verona	Via Forti 10	-	1,515,939	-	-	10,274,811
Verona	via G. Rossetti 1	-	2,439	-	-	-
Verona	Via Garibaldi 2/Via Forti 2/10/14	-	2,149,934	-	-	4,656,703
Verona	Via Magellano 1/A Via Colombo 1/Via De Gama	-	259,574	-	-	-
Verona	Via Marin Faliero 63	-	650,455	-	-	-
Verona	Via Montanara 7/Via Cavriana 4	-	412,056	-	-	-
Verona	Via Monte Bianco 18/20/22/24	-	13,667,262	-	-	-
Verona	via Passo Buole/Via Mameli	-	12,400	-	-	-
Verona	Via Regaste San Zeno 25	-	939,647	-	-	-
Verona	via Rosa 5/7	-	545,414	-	-	-
Verona	via Scuola Agraria 1/A fraz,Marzana	-	507,693	-	-	-
Verona	Via Todeschini 37	-	476,776	-	-	-
Verona	Via Unità d'Italia 181/Via Nichesola	-	560,554	-	-	-
Verona	Via Valverde 27	421	1,278,838	-	-	-
Verona	Via XX Settembre 101/103	-	157,280	-	-	-
Verona	Vicolo S. Cecilia 9/13	-	30,676	-	-	82,147
Verres	Via Caduti della Libertà 14	-	4,806	-	639	18,467
Verres	Via Caduti per la Libertà 12	-	55,180	-	9,820	171,197
Verres	Via Duca d'Aosta 49	-	30,327	-	-	27,516
Verzuolo	Corso Re umberto 48	-	43,716	-	22,906	126,739
Vicenza	Corso Padova 140/D 142	-	1,883,208	-	-	-
Vicenza	S. Bortolo 1 - Via Medici 5 / Via D'Alviano	-	275,135	-	-	-
Vicenza	S. Bortolo 2 - via Medici 17	-	371,640	-	-	-
Vicenza	V. Torino,16	-	207,873	-	-	-

REVALUATIONS PURSUANT TO LAW 218 OF 30.07.90	REVALUATIONS PURSUANT TO LAW 408 OF 29.12.90	REVALUATIONS PURSUANT TO LAW 413 OF 30.12.91	REVALUATIONS FOR MERGERS ART. 123 D.P.R. 917	WRITEDOWNS	GROSS BOOK VALUE	DEPRECIATION	NET BOOK VALUE AS AT 31.12.2002
-	8,675	102,684	-	-	222,325	125,303	97,022
-	34,663	375,502	-	-	621,139	218,623	402,516
-	-	-	-	-	10,329	-	10,329
-	1,366	13,692	-	-	31,356	15,855	15,501
107,493	-	-	-	-	214,819	93,144	121,675
184,708	-	117,422	-	-	314,051	88,135	225,916
1,228,859	-	116,753	-	-	1,883,449	570,330	1,313,119
542,637	-	26,584	-	-	1,990,032	652,220	1,337,812
-	-	-	41,144	-	4,701,747	1,052,963	3,648,784
1,610,506	-	217,588	-	-	2,354,729	562,995	1,791,734
880,952	-	230,509	-	-	1,829,042	744,203	1,084,839
40,408	-	4,189	-	-	69,592	24,736	44,856
220,963	-	65,887	-	-	351,556	107,981	243,575
2,040,714	-	409,705	-	-	2,996,625	1,005,010	1,991,615
-	-	-	-	-	17,302	-	17,302
4,900,458	-	1,580,095	-	-	8,664,448	2,928,236	5,736,212
926,645	-	94,847	-	-	3,040,202	1,122,977	1,917,225
431,587	-	15,428	-	-	538,292	194,330	343,962
5,945,497	-	214,902	-	-	9,828,975	2,604,164	7,224,811
678,880	-	232,962	-	-	1,081,721	367,343	714,378
-	-	-	-	-	2,980,191	-	2,980,191
933,667	-	252,944	-	-	1,315,235	314,781	1,000,454
25,133	-	15,549	-	-	220,908	87,583	133,325
3,931,112	-	617,592	-	-	6,107,968	2,432,066	3,675,902
-	-	-	-	-	5,148,146	1,698,026	3,450,120
366,187	-	210,866	-	-	981,448	577,151	404,297
20,067,580	-	4,824,045	-	-	36,682,375	14,931,223	21,751,152
502,066	-	34,311	-	-	538,816	148,046	390,770
11,935,686	-	3,249,355	-	-	21,991,678	9,674,681	12,316,997
411,061	-	661,543	-	-	1,332,178	383,232	948,946
-	-	-	-	-	650,455	234,041	416,414
199,815	-	163,723	-	-	775,594	513,607	261,987
27,063,413	-	6,178,727	-	-	46,909,402	23,530,332	23,379,070
79,529	-	-	-	-	91,929	-	91,929
604,754	-	-	-	-	1,544,401	576,980	967,421
1,501,805	-	480,684	-	-	2,527,903	698,857	1,829,046
599,354	-	78,836	-	-	1,185,883	381,613	804,270
212,765	-	243,768	-	-	933,309	637,115	296,194
467,369	-	124,292	-	-	1,152,215	211,680	940,535
-	330	31,358	-	-	1,310,526	545,128	765,398
1,156,317	-	437,316	-	-	1,750,913	516,918	1,233,995
-	74,898	18,176	-	-	205,897	104,089	101,808
88,448	-	-	-	-	112,360	-	112,360
593,887	-	-	-	-	830,084	236,500	593,584
149,229	-	-	-	-	207,072	71,110	135,962
268,045	-	-	-	-	461,406	184,035	277,371
814,062	-	153,292	-	-	2,850,562	1,086,238	1,764,324
1,636,113	-	213,866	-	-	2,125,114	655,633	1,469,481
742,950	-	361,809	-	-	1,476,399	381,249	1,095,150
159,116	-	57,919	-	-	424,908	171,374	253,534

(List of properties - Art. 10, Law 72/83, continued)

(€ THOUSANDS) CITY	ADDRESS	AREA IN M²	PURCHASE PRICE AND ADDITIONS	REVALUATIONS PURSUANT TO LAW 823 OF 19.12.73	REVALUATIONS PURSUANT TO LAW 576 OF 2.12.75	REVALUATIONS PURSUANT TO LAW 72 OF 19.03.83
Vicenza	via C. Battisti 10 via Lampertico 16/18	-	1,566,750	-	-	2,569,136
Vicenza	via San Pietro 2/4 pzza XX Settembre 17	-	12,534	-	-	-
Vicenza	via Torino 10/12 SS Felice Fortunato	-	807,974	-	-	-
Vicenza	viale Mazzini 79/83/87/91/95	-	157,213	-	-	-
Vicenza	Viale Riviera Berica 125 Campedello	-	362,687	-	-	-
Vicenza	Viale Trento 197	-	1,108,666	-	-	-
Vigasio	Via Garibaldi 17	-	42,531	-	-	-
Vignale	Oiazza Vittorio Veneto 9	-	163,854	-	-	-
Vignola	Corso Italia 78 Via Minghelli 2/a	392	843,124	-	-	-
Vignola	Via Plessi 6	592	945,875	-	-	-
Vigone	Via Torino 6	-	140,632	-	-	32,897
Villabartolomea	Via Fraccaroli 149	-	262,597	-	-	-
Villafaletto	Corso Umberto I 50/54	-	93,343	-	-	69,951
Villafranca di Verona	Cso Vittorio Emanuele 282	-	312,455	-	-	-
Villafranca P.te	Via San Francesco d'Assisi 1	-	108,750	-	10,691	-
Villanova d'Asti	Via Fogliato 8	-	4,382	-	23,972	55,519
Vinovo	Piazza Marconi 50	-	69,395	-	24,961	186,596
Visone	Via Pittavino 27	-	39,784	-	-	42,849
Vittorio Veneto	Piazza L. Borro	-	101,303	-	4,488	165,086
Vittorio Veneto	Viale della Vittoria 303	825	497,571	-	-	303,633
Voghera	Via Emilia 162	-	641,452	-	-	-
Volpiano	Via E. Filiberto 24-26	-	180,254	-	30,491	160,236
Volvera	Via Ariasca 4	-	85,218	-	-	83,068
Zero Branco	Via Noalese	-	25,823	-	-	59,393
Zevio	Piazza S. Toscana 23	-	28,054	-	-	-
Zola Predosa	Via Alfieri 5/A	290	102,051	-	-	124,652
		469,644	**736,597,954**	**7,249,928**	**12,377,832**	**170,246,698**
London (Leaseholds)	Bourne Street - London SW1	285	461,184	-	-	-
London (Leaseholds)	Flood Street London SW3	268	253,651	-	-	-
London (Leaseholds)	Campden Hill Ct. London W8	197	199,846	-	-	-
		750	**914,681**	**0**	**0**	**0**
Total		**470,394**	**737,512,635**	**7,249,928**	**12,377,832**	**170,246,698**

REVALUATIONS PURSUANT TO LAW 218 OF 30.07.90	REVALUATIONS PURSUANT TO LAW 408 OF 29.12.90	REVALUATIONS PURSUANT TO LAW 413 OF 30.12.91	REVALUATIONS FOR MERGERS ART. 123 D.P.R. 917	WRITEDOWNS	GROSS BOOK VALUE	DEPRECIATION	NET BOOK VALUE AS AT 31.12.2002
7,466,861	-	1,246,357	-	-	12,849,104	4,803,856	8,045,248
530,412	-	29,975	-	-	572,921	205,361	367,560
895,219	-	244,293	-	-	1,947,486	511,009	1,436,477
550,897	-	683,515	-	-	1,391,625	474,135	917,490
159,052	-	184,935	-	-	706,674	475,562	231,112
600,540	-	104,703	-	-	1,813,909	709,019	1,104,890
303,136	-	47,526	-	-	393,193	86,973	306,220
-	-	-	-	-11,246	152,608	45,710	106,898
-	164,987	-	-	-	1,008,111	511,246	496,865
501,575	-	-	-	-	1,447,450	1,104,585	342,865
319,689	-	-	-	-	493,218	213,924	279,294
256,591	-	41,113	-	-	560,301	125,194	435,107
-	-	35,092	-	-	198,386	52,502	145,884
699,622	-	185,402	-	-	1,197,479	510,227	687,252
165,107	-	-	-	-	284,548	97,731	186,817
175,685	-	-	-	-	259,558	83,286	176,272
525,004	-	-	-	-	805,956	279,802	526,154
81,849	-	-	-	-	164,482	85,037	79,445
-	138,469	258,073	-	-	667,419	274,313	393,106
-	-	159,544	284,880	-	1,245,628	540,567	705,061
-26,414	-	-	32,373	-	647,411	292,362	355,049
289,792	-	-	-	-	660,773	274,475	386,298
366,649	-	-	-	-	534,935	200,733	334,202
-	89,657	89,295	-	-	264,168	118,937	145,231
375,406	-	42,274	-	-	445,734	158,437	287,297
-	951	235,131	-	-	462,793	259,113	203,680
527,870,843	**101,631,025**	**293,160,898**	**48,844,754**	**-7,458,948**	**1,890,520,984**	**748,003,044**	**1,142,517,940**
-	-	-	-	-	461,184	125,800	335,384
-	-	-	-	-	253,651	69,190	184,461
-	-	-	-	-	199,846	54,513	145,333
0	**0**	**0**	**0**	**0**	**914,681**	**249,503**	**665,178**
527,870,843	**101,631,025**	**293,160,898**	**48,844,754**	**-7,458,948**	**1,891,435,665**	**748,252,547**	**1,143,183,118**

Reports and Resolutions

Report of the Board of Auditors

Pursuant to Article 153 of Legislative Decree No. 58 of 24 February 1998

To our Shareholders,

In 2002 we monitored compliance with the law and articles of incorporation, adherence to the principles of proper administration, the appropriateness of the organisational structure (within the limits of our responsibilities) and the internal control, administrative and accounting system, and also ensured that the latter was reliable as a means to accurately present operating events. We also oversaw the appropriateness of instructions issued by the Company to subsidiaries with regard to public notices as required by Article 149 of Legislative Decree No. 58 of 24 February 1998.

We participated in meetings of the Board of Directors and the Executive Committee (16 and 12 meetings respectively), and we obtained information from directors on operations carried out and on those transactions that were carried out by the Company and subsidiaries and that have a major impact on the operating performance, financial situation and shareholders' equity. We ensured that the actions approved and implemented were in accordance with the law and the company articles of association, and that such actions were not manifestly imprudent, reckless or potentially productive of conflicts of interest.

We did not discover any transactions that could be considered atypical and/or unusual including inter-company transactions and those with related parties.

Based on the Group's structure and the Parent Company's objective, during the last year many inter-company transactions and transactions of an ordinary nature were carried out with related parties; these are covered in the report of the Directors with reference to CONSOB Notices No. 97001574 of 20.2.1997 and No. 98015375 of 27.2.1998.

Pursuant to Article 23 of the company articles of association, descriptive information was provided to the Auditors on these numerous transactions completed giving their basic structure, and grouped into the following homogeneous categories:
- Lines of credit granted, renewed and revised;
- Service contracts entered into;
- Contracts entered into regarding financial instruments, investment services and ancillary services;
- Transactions involving the sale of properties;
- Property leasing agreements entered into;
- Commercial agreements entered into;
- Transfer and trading of intra-group equity investments;
- Capital-related transactions;
- Sale of bond portfolios.

These transactions were completed in the interest of the Company and under conditions similar to those for transactions completed with unrelated third parties.

We conducted our duties through audits and direct observations, and meetings with managers of the various areas, and obtained information, data and operating programmes. We periodically met representatives of the auditing firm, PriceWaterhouseCoopers, for the exchange of relevant information. This firm has been awarded the mandate (pursuant to Article 155 of Legislative Decree 58/1998) to audit the accounts of UniCredito Italiano and the consolidated accounts of the UniCredito Italiano Group, to perform a limited audit of the half-yearly report, and to audit the proper maintenance of company accounting records, and the accurate reporting of operating events in accounting entries.

The reorganisation of the Group's seven commercial banks, which involved a series of transactions given the name S3, fully involved all structures that cooperated and interacted through specialized task forces.

The creation of the three segment banks, which has been reported in depth by your Directors, occurred through the merger of seven companies into UniCredito Italiano and the simultaneous transfer of the Italian Banking Division to Credito Italiano, which changed its name to UniCredit Banca S.p.A., and which on 27 December 2002 (effective 1 January 2003) entered into an agreement for the partial spin-off of the corporate and private banking divisions to UniCredit Banca d'Impresa and UniCredit Private Banking respectively and retained the retail division.

The organisational structure, which was also heavily involved during the first part of 2003, met expectations by coordinating and monitoring the complex operations that were required to complete the project.

The administrative and accounting structure, which continued to use the services of UPA and USI, also kept pace with the evolving situation by properly reporting operating events, which made it possible to produce individual and consolidated accounts in accordance with the law and instructions of the Regulatory Authority as confirmed by the outside auditing firm. The Group's internal audit structure underwent significant operating changes with the adoption of a new method resulting from a revision of the internal audit process, which now has a greater focus on risk assessment in accordance with the new Basle principles and based on the recognition of factors to mitigate and manage risks. The weighted assessment duly considers the differing impact of individual risks, which is defined (for credit and financial risks) on the basis of the respective capital absorption factors as specified in the regulations of the Bank of Italy and the New Basel Capital Accord for operating risks.

Throughout 2002, the structure's staff (42 employees) properly performed its duties, and was heavily involved (within the limits of its responsibility) in the work that led to the implementation of the S3 project, and took part in 52 direct procedures involving the Parent Company, foreign branches and Italian and foreign subsidiaries. The related reports were reviewed by the Audit Committee and the Board of Auditors, who made comments and suggestions as necessary.

As part of the evolution of the audit structure, it should be noted that at the end of 2002 the company UniCredit Audit SpA was formed. This company is wholly owned by UniCredito Italiano, and will gradually be assigned the duty of providing third level controls, which are already assigned to individual companies. It should be noted that the creation of UniCredit Audit, which does not involve any *operating change or change in responsibility of the Group Audit Department, is an important step towards ensuring the highest level of* independence in the performance of controls, and also facilitates the achievement of a single standard for audit activities.

°°°

The duties of the Board of Auditors, as described above, were also carried out through 23 team audits (including those performed on foreign branches). No significant events resulted from these audits requiring reports to the regulatory authorities.

°°°

During the period, no complaints were filed with the Board of Auditors pursuant to Article 2408 of the Civil Code, nor were any petitions received.

°°°

With regard to the award of additional assignments to the outside auditing firm, the latter carried out the following assignments during the period:

1) Monitoring the fulfilment of obligations assumed by UniCredito Italiano, in its capacity as Qualified Intermediary, to the US IRS (fee: €19,000);
2) Checking the English translation of the statutory and consolidated accounts as at 31 December 2001 (fee: €18,000);
3) Checking the English translation of the interim report as at 30 June 2002 (fee: €7,000);
4) Issuance of comfort letter for the €500,000,000 subordinated bond issue (Upper Tier II 2012) that falls under the "framework offer" for defining terms and operations for the procedures for issuing comfort letters for bond programmes and issues for 2002 (fee: €43,898.84).

As requested, the Board of Auditors gave its favourable opinion in respect of these mandates.

The Board of Auditors (with no request for an opinion) was advised of the following activities that were also performed by PriceWaterhouseCoopers:

5) Assistance provided to the expert appointed by the Presiding Judge of the Court of Genoa pursuant to Article 2501- quinquies of the Civil Code regarding the issuance of the report on the exchange ratio among shares of UniCredito Italiano SpA, Rolo Banca 1473 SpA and Cassa di Risparmio di Trento SpA (fee: €32,000);
6) Report on projected figures published in paragraph 6.2 of the information memorandum prepared by UniCredito Italiano SpA regarding the merger by absorption of equity investments (fee: €120,000).

We were not asked to provide an opinion in advance on the following additional assignments since the Company believed there was no obligation to do so in that the completion of these assignments, which is required by law, is required to be carried out (under primary regulatory legislation) by the company charged with performing audits:

7) Opinion (expressed pursuant to Article 158, paragraph 1 of Legislative Decree 58/98 to support the public offering and share exchange of Zagrebacka Banka DD – Zagreb) on the appropriateness of the issuance price of shares for the increase in capital stock without option rights (fee: €75,000);
8) Opinion expressed pursuant to Article 158 of Legislative Decree 58/98 and the third paragraph of Article 2343 of the Civil Code connected with the increase in the capital stock of UniCredito to support the Zagrebacka Banka share exchange offer (fee: €40,000);
9) Opinion concerning the review of pro-forma operating, balance sheet and financial data contained in the information memorandum prepared by UniCredito Italiano pursuant to Article 70 of CONSOB Regulation 11971/99 at the time of the merger by absorption of On-Banca SpA (fee: €17,000);

And finally, the assignment to issue a comfort letter for the Zagrebacka Banka public offering (fee: €75,000) was not submitted for the opinion of statutory auditors given the urgency of the transaction.

In addition, the Board of Directors was advised of:
- the Fidis SpA due diligence mandate, which was awarded to PriceWaterhouseCoopers in conjunction with Capitalia, Banca Intesa and San Paolo;
- Audit of the Social and Environmental Report as at 31 December 2001 (fee: €15,000).

No mandates were given to entities that have a continuing relationship with the auditing firm.

ooo

As already noted in our report on fiscal year 2001, we wish to point out that the Company complied with the self-regulating code of practice (in the area of **Corporate Governance**) for listed companies enacted by Borsa Italiana S.p.A.

ooo

During the period, the Board of Auditors issued the opinions required by Article 2389 of the Civil Code regarding the remuneration of the Chairman, Managing Director/CEO and Vice Presidents.

ooo

The Board of Auditors has no comments regarding the proposed distribution of dividends.

8 April 2003

STATUTORY AUDITORS

GIAN LUIGI FRANCARDO (Chairman)
GIORGIO LOLI
ALDO MILANESE
VINCENZO NICASTRO
ROBERTO TIMO

Report of the External Auditors

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

AUDITORS' REPORT IN ACCORDANCE WITH ARTICLE 156 OF LAW DECREE NO. 58 DATED 24 FEBRUARY 1998

To the shareholders of
UNICREDITO ITALIANO SPA

1 We have audited the financial statements of UNICREDITO ITALIANO SPA as of 31 December, 2002. These financial statements are the responsibility of UNICREDITO ITALIANO SPA's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards and criteria recommended by CONSOB, the Italian Commission for listed Companies and the Stock Exchange. Those standards and criteria require that we plan and perform the audit to obtain the necessary assurance about whether the financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors. We believe that our audit provides a reasonable basis for our opinion.

The financial statements of certain subsidiaries have been examined by other auditors who have supplied us with audit opinions thereon. The opinion we express in this report as to the amounts of investments equal to about Euro 1.995,5 million, which represent about 2% of the total assets, is also based on audits performed by other auditors.

As reported in the Notes to the accounts and in accordance with current regulations, the Company has not provided a comparison between the accounts as at 31 December 2002 and the previous financial year, as these figures were not comparable and adjustable following the extraordinary transactions carried out within the Group's corporate and organisational reorganisation plan.

Sede legale: Milano 20124 Via Vittor Pisani 20 Tel. 0267831 Fax 0266981433 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P. IVA e Reg. Imp. Milano 12979880155 Iscritta all'Albo Consob - Altri uffici: **Ancona** 60123 Via Corridoni 2 Tel. 07136881 – **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 – **Firenze** 50129 Viale Milton 65 Tel. 0554627100 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Milano** 20122 Corso Europa 2 Tel. 0277851 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 – **Padova** 35137 Largo Europa 16 Tel. 0498762677 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 V.le Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37

PRICEWATERHOUSECOOPERS

3 In our opinion, the financial statements present fairly the financial position of the UniCredito Italiano SpA as of December 31, 2002, and the results of its operations for the year then ended in accordance with the Italian regulations governing financial statements.

Milan 8 April, 2003

PricewaterhouseCoopers SpA

Signed by: Antonio Taverna
(Partner)

This report has been translated solely for the convenience of international readers.

Resolution passed by the Ordinary Shareholders' Meeting held on 6 May 2003

"The Meeting, having noted the Directors' and Statutory Auditors' Reports for 2002, approved the Accounts as at 31 December 2002 and resolved to allocate net profit as proposed by the Board of Directors."

The dividend declared, being:

€0.158 on common stock, and
€0,173 on savings shares,

will be payable as from 22 May 2003 (with shares going ex dividend on 19 May 2003) through intermediaries that are members of the centralised administration system, Monte Titoli.

Presentation

Group Consolidated Report and Accounts

Report on Operations

Accounts and Annex

External Auditors' Report

UniCredito Italiano S.p.A. Report and Accounts

Report on Operations

Proposal to Shareholders

Company Accounts and Annexes

Reports and Resolutions

Notes on calculation methods and Glossary

Notes on calculation methods and glossary

Notes

The following standard symbols are used in the report and Balance Sheet:
dash (–): not applicable;
two dots (..): when the figure is lower than the minimum amount considered or is otherwise insignificant;
three x's (**xxx**): data not to be shown

Accounts

The company accounts and the consolidated accounts consist of the balance sheet, the profit and loss account and the notes to accounts. These are accompanied by the Board of Directors' report on operations both for the parent company and for all the companies included in the consolidation.

Balance Sheet

Statement of the assets, liabilities and shareholders' equity of the company or the group at a given time.

Profit and Loss Account

Statement which records the profits and losses of the company or the group for the period in question.

Notes to Accounts

The notes to accounts include information deemed necessary in order to provide a fair and true picture of the company or that of the group, in addition to presenting all information required by law, and is divided into four parts:

Part A – Accounting Principles;
Part B – Notes to the Balance Sheet;
Part C – Notes to the Profit and Loss Account ;
Part D - Other Information.

Report on Operations

The accounts are to be accompanied by a board of directors' report on the situation of the company (or the group) and on the performance of operations overall and on the various sectors in which it has operated, particularly with regard to costs, income and investments.

Group Chart

Group Chart

The group chart shows the companies included in the scope of consolidation broken down by major business sectors and method of consolidation (the line-by-line, proportional or equity methods).

Line-by-line consolidation

The consolidation includes the parent company, companies operating under a single set of policies, subsidiaries providing credit or financial services or, exclusively or primarily, instrumental activities. The data of companies consolidated by this method are aggregated for each item of the balance sheet and of the profit and loss account and, after the minority portions have been attributed their respective shares of assets and net profit, the shareholding in each one of these companies is eliminated. For further details, including information on how any positive or negative consolidation differences are dealt with, see the Notes to Accounts ("Accounting Policies and Principles of Consolidation").

Proportional consolidation

The controlled companies and other entities are consolidated proportionally. The method is similar to the line-by-line consolidation method, except that the balance sheet and profit and loss account data are considered in aggregate in proportion to the percentage of ownership.

Equity method

The other equity investments on which the group has a significant influence (shareholding of over 20%) and investee companies which are not fully consolidated, are valued according to the equity method. While we again refer you to the chapter on accounting policies and principles of consolidation for further details, we should point out that the change in the value of the shareholding in an investee company is due either to this company's results for the period, recorded under "Income (loss) from equity investments valued with the equity method" of the profit and loss account, or to an increase (decrease) in shareholders' equity, which is shown by a variation in the other reserves.

Restated Balance Sheet and Profit and Loss Account

Restated Balance Sheet

Summary balance sheet obtained by aggregating the analytical data shown in the layouts required by law into uniform categories. The following are shown with the most significant details: loans, securities, fixed assets and other asset items on one side; amounts due, reserves, other liability items and shareholders' equity on the other.

Restated Profit and Loss Account

Profit and loss account laid out in such a way as to allow the various intermediate margins to be shown, in order to analyse the formation of the operating results (difference between total revenues and operating expenses) and net profit (taking into account the provisions and net value adjustments, extraordinary items and taxes). In the consolidated profit and loss account, the net profit is also split between minority profit and group profit based on the profit earned by the individual companies (which may be adjusted in the consolidation process) and of the shares owned by these companies, either directly or indirectly (in the latter case weighted for the shares held in the companies included in the control chain).

Restated Balance Sheet and Profit and Loss Account

In the event that changes have taken place compared to previous periods (e.g. in the the group or in some of the balance sheet items) which significantly influence the comparison, the balance sheet and profit and loss account layouts of previous periods are restructured where possible in order to provide continuity and uniform comparisons (article 6, paragraph 2, Legislative Decree no. 87/92). In the most frequent case of changes in the group composition, the following method has been adopted:

- for companies which have entered the line-by-line consolidation scope during the fiscal year, the figures of previous periods have been aggregated, and both the shareholders' equity and the profit for these periods have been attributed to minorities (except for any shareholding which may have already been held, if the company has been consolidated in accordance with the equity method);
- for companies which have left the line-by-line consolidation scope, a valuation of the shareholding for the previous periods has been carried out, based on the equity method.

This method allows both the profit and the shareholders' equity belonging to the group to remain unchanged during the periods concerned by this reclassification.

However, as regards the S3 project, given that the companies involved are already consolidated on a line-by-line basis, as far as the accounts are concerned all that is recorded is a transfer of the shareholders' equity and profits from the "minority portion" to the "group portion", resulting from the acquisition of minority shares in the companies themselves. Given that this project was completed on 1 July but that it affected the accounts at the beginning of the year, the data for March and June 2002 have been shown again in a consistent way, while for 2001 the reclassified profit and loss account shows the minority portion of profit relating to the shares subsequently bought and the transfer of the exchanged shares from the minority shareholders' equity to the Group shareholders' equity.

Profit and loss account at constant exchange rates

In order to remove the effect of exchange rate variations between the euro and the currencies in which the accounts of the main foreign subsidiaries are prepared, the comparisons in the performance of the profit and loss account are also made at constant exchange rates. The method used consists of restating the successive profit and loss accounts of previous periods using the current exchange rates. The successive profit and loss accounts at constant exchange rates are also used to calculate the profit and loss accounts for the individual quarters.

Results by Division

Divisions

Implementation of the S3 project led to an organisational change in the Group's structure which is now divided into four Divisions (Retail, Corporate, Private and New Europe) in addition to the Corporate Centre, compared to the previous three Divisions (Italian Banks, Wholesale Banking and Foreign Banks) and New Initiatives (Xelion and Clarima). However, even though it was approved and implemented during the second half of 2002, the new organisational structure has only been fully operational since the first day of January 2003, when banking activities in the Corporate and Private segments (respectively UniCredit Banca d'Impresa and UniCredit Private Bank) were launched. These were spun off from UniCredit Banca, which has become the Retail segment bank. Therefore, the results by Division set out in the Consolidated Report refer to the previous organisational structure, which was the following:

- **Italian Banks**, which includes, in addition to UniCredit Banca, Banca dell'Umbria, Cassa Risparmio di Carpi, Banca Mediocredito, Adalya, Banca Agricola di S. Marino, Banque Monegasque de Gestion, UniCredit Suisse Bank and UniCredito Gestione Crediti, the bank which specialises in credit recovery. Alongside the banks there are investment fund management companies (UniCredit Fondi, Pioneer Investment Management SA, Rolo Pioneer Luxembourg Rolo Pioneer Sgrpa), trust companies and SIMs (Cordusio, S+R Investimenti, FRT Sim and Fida Sim), the tax-collection segment (Uniriscossioni) and other financial companies (Cariverona Ireland, CrTrieste Ireland and Quercia Funding);

- **Wholesale Banking**, which includes Investment Banking (UBM, TradingLab and EuroCapital Structures) and Asset Management, represented by the Pioneer Global Asset Management sub-group (the composition of which, centred on the companies in Boston, Dublin and Milan, is shown in the Group Map) and UniCredit Capital Italia;

- **Foreign Banks**: which include the Pekao (Poland) sub-group, the Zagrebacka Banka (Croatia) sub-group, Bulbank, UniCredit Romania (formerly Demir Bank) and Unibanka (Slovakia);

- **New Initiatives**, or the multi-channel Xelion and Clarima banks;

- **Parent company and other companies**, the main ones being Locat (leasing) and UniCredit Factoring.

The composition of the new Divisions, in force since 1st January 2003, is the following:

- **Retail**: UniCredit Banca, Clarima Banca, Adalya Banca Immobiliare, Tradinglab Banca, Banca dell'Umbria, Cassa di Risparmio di Carpi, UniCredit Fondi, CreditRas Previdenza SIM, Rolo Pioneer Lux, Pioneer Investment Management Lux., UniCredit Capital Italia Advisory Company;

- **Corporate**: UniCredit Banca d'Impresa, UBM, Banca Mediocredito, Locat, UniCredit Factoring, UniCredito Gestione Crediti, Quercia Funding, S+R Investimenti e Gestioni SGR, Uniriscossioni;

- **Private Banking & Asset Management**: UniCredit Private Bank, Xelion Banca, Banque Monegasque de Gestion, UniCredit Suisse, Banca Agricola Commerciale S. Marino, Pioneer Global Asset Management, Cordusio, FRT SIM, Rolo Pioneer SGR;

- **New Europe**: same composition as the Foreign Banking Division;

- **Parent company and other minor companies**

Profit and Loss Account

The profit and loss accounts by division are formed by combining the profit and loss accounts of companies included in the individual Divisions after making adjustments attributable to such companies and excluding writedowns of positive consolidation differences. The latter, which include any goodwill writedowns carried out directly by the Companies, have been allocated in the elisions and other consolidation writedowns (generally grouped with the parent company and other companies). Profit before the acquisition of Zagrebacka Banka (consolidated as from early March) which was allocated to an appropriate item at the consolidation level (added to the minority profit in the reclassification) was instead split between the Group portion and the minority portion of profit at Division level based on the percentage holding of the first consolidation. The 2001 profit was also treated similarly.

Balance sheet aggregates

The balance sheet of the Divisions, with details of the most significant items, is obtained by aggregating the companies included in the perimeter of the individual Divisions without taking consolidation writedowns into account.

Reconstruction for S3

The first stage of the S3 project was completed on 1 July with the merger into UniCredito Italiano of Banca CRT, Cariverona Banca, Cassamarca, Caritro, CRTrieste, Rolo Banca 1473 and Credit Carimonte, effective for accounting purposes from the beginning of the year, and the simultaneous transfer to UniCredit Banca (formerly Credito Italiano) of almost all the assets and liabilities relating to clients in the Italian national network.

As a result, the parent company's profit and loss account for 2002 includes the first six months of the absorbed companies and, from 1st July 2002, the financial effects both of the items not transferred (particularly inter-bank securities and deposits, properties, equity investments, subordinate liabilities, listed bonds, the Luxembourg subsidiary of Rolo Banca), previously in the Italian Banks Division, and of the movements of staff. The profit and loss accounts and main balance sheet aggregates of the Italian Banks and Corporate Centre Division for 2001 and the first half of 2002, have therefore been appropriately restructured by simulating from the beginning of 2001 the effects of the changes which took place from July 2002. The minority profits for 2001 relating to the shares acquired as part of the S3 reorganisation, effective for accounting purposes from 1 January 2002, attributed to the Group profit in the reclassification by Division, are shown, and highlighted in an appropriate sub-item, among the minority portion at the consolidated level.

Glossary of some of the terms used in the Report and Accounts

Acronyms of companies or associations

ABI: Associazione Bancaria Italiana (Italian Banking Association)

ECB: European Central Bank

CONSOB: Commissione Nazionale per le Società e la Borsa (Italian Securities and Exchange Commission)

UBM: UniCredit Banca Mobiliare

UGC: UniCredit Gestione Crediti (formerly Mediovenezie)

UPA: UniCredit Produzioni Accentrate

USI: UniCredit Servizi Informativi

Acronyms of foreign companies

A.G.

A.D.

A.S.

D.D.

D.O.O.

INC

L.L.C.

L.T.D.

P.L.C.

S.A.

Sp.zo.o

Acquisition Finance Financing for company acquisition transactions. The most widespread form of acquisition finance is the leveraged buy-out (see Leveraged Finance).

Affluent High-income clients.

Arranger (arrangement) Coordinator (coordination) of the organisational aspects of a complex financing transaction (e.g. acquisition finance or corporate finance).

Asset management Management of third party financial investments.

Bancassurance An expression describing the offer of insurance products through the operating network of banks.

Basle Committee Banking supervision committee set up in 1975 by the Central Bank Governors of the Group of Ten (Belgium, Canada, France, Germany, Japan, Italy, Luxembourg, The Netherlands, United Kingdom, Sweden, Switzerland and United States). The Committee normally meets at the Bank for International Settlements in Basle.

Book runner (Joint book runner) The person who sets up the underwriting syndicate for a bond issue.

Broker Intermediary whose role is to put two counterparties in contact.

Call centre Telephone service available to customers to perform banking transactions (home-banking) or ask for information (help-desk). Also used for support activities (customer care) and marketing (telemarketing).

Capital for regulatory purposes Bank capital which is valid for the purposes of regulatory provisions, consisting of the total amount of "Tier 1 capital" and "Tier 2 capital", minus, according to specific and detailed methods, equity investments and other interests owned in credit and/or financial institutions.

Capital ratio Index which expresses the degree to which shareholders' equity covers the risk assets held by banks.

Credit commitments A transaction by means of which the bank or a financial company undertakes to assume or guarantee an undertaking given by one of its customers to a third party.

Corporate Customer segment corresponding to medium to large companies.

Corporate banking Financial services aimed at the corporate segment.

Cost/income ratio Indicator used to analyse management efficiency, obtained by dividing total operating expenses by total revenues.

Country risk Set of economic, financial and political factors which may make it difficult for debts to be repaid by borrowers resident in a country, regardless of their individual solvency.

Covered warrant Derivative financial instrument consisting of a "warrant" which gives subscribers the right to purchase (call CW) or sell (put CW) a specific financial or real asset (underlying) by a specific deadline (American CW) or on a specific date (European CW) in a pre-established quantity (nominal or multiple value) for a pre-established price (strike price).

Credit scoring Coded procedures (automatic or semi-automatic) for assessing credit risk.

Cross-selling Activity aimed at increasing customer loyalty by selling integrated products and services.

Default Identifies a situation in which a party has stated that it cannot honour its debts and/or pay the corresponding interest.

Derivatives (products/instruments) A financial instrument defined as a derivative because its cost/performance profile is derived from the cost/performance parameters of other principal instruments called "underlying assets", which may be commodities, currencies, interest rates, securities, share indices.
In other words, the value of a derivative is a contractually pre-established function of the value of a specific real or financial asset (underlying asset), the price of which (spot price) is formed in the respective market. Their intention is generally to modify the exposure of the contractual parties to market risks. They include futures, options, swaps and forward contracts.

Desk Generally identifies an operational unit in which a specific activity is concentrated.

Doubtful loans Credit granted to customers who are in a clearly difficult situation which may however be overcome within a reasonable period of time.

Exchangeable bond Bond which offers the owner the opportunity to convert it into shares in a company other than the issuer.

Factoring Contract to transfer accounts receivable to banks or specialised companies either with recourse (with credit risk borne by the assignor) or without recourse (with credit risk borne by the assignee) for management and collection purposes, which may be associated with financing granted to the customer.

Equity derivatives Derivative products with values linked to equity securities or share indices.

Equity-linked bonds Bonds whose performance depends on that of the parameter to which they are linked. The index parameter can be a stock exchange index, a basket of stock exchange indexes, a share, a basket of shares or an investment fund.

Fixed-floater bonds Bonds characterised by fixed-rate coupons for the first "n" periods and by variable rate coupons for the remaining "t minus n" periods.

FRA (Forward Rate Agreement) Contract by which parties agree to receive (pay) on maturity the difference between the value calculated by applying a predetermined interest rate to the value of the transaction and the value obtained on the basis of the level reached by a reference rate chosen by the parties.

Funding Provision of the funds required to finance company activity or specific financial transactions.

Futures Standardised contracts with which the parties undertake to exchange currencies, securities or goods at a predefined price and on a future date. These contracts are negotiated in regulated markets where their performance is guaranteed.

Global (Joint global) Co-ordinator Company acting (together with others) as a general coordinator in a security issue/placement transaction.

Goodwill Identifies the amount paid to acquire a shareholding equal to the difference between the cost and the corresponding share of shareholders' equity for the part which is not attributable to elements making up the assets of the acquired company.

Hedge fund Investment fund of a speculative nature, distinguished by the small number of participants and the high minimum investment required, with ample freedom in terms of objectives, investment instruments and positions taken.

High Net Worth Asset management for high income customers.

Home banking Telephone or Internet connection to manage a bank account and/or check its situation.

Index-linked Life policies with performance linked to reference indexes, normally drawn from the financial markets.

Indirect deposits Credit instruments and other securities not issued by the custodian bank, received by the latter in custody, administration or in relation to asset management activities. Since they are not direct commitments by the bank they are not shown on the balance sheet.

Institutional investors These include insurance companies, pension funds, trust funds and private asset management services.

Interest rate cap Contract clause which establishes that the variable interest rate of a finance deal or debt must not exceed a maximum fixed value (ceiling) at the time it is issued.

Interest rate derivatives Derivative products, the value of which is linked to bonds or interest rates.

Interest-rate risk Economic and financial risk to which a credit institution is exposed in relation to a variation in interest rates, measurable in terms of potential variations in future interest margins or in the present value of the net capital (i.e. the difference between the present value of interest-bearing assets and liabilities).

Investment banking Segment of banking involved in the subscription and placement of newly issued securities, as well as the negotiation of financial instruments.

IPO (Initial Public Offering) Transaction by which shares in a company which intends to be listed in a regulated market are offered to the public.

Lead (co-lead) manager The leading bank in a loan syndicate, which negotiates with the debtor, selects the co-lead managers and other members of the guarantee syndicate in agreement with the issuer. It is also responsible for forming the sales team and establishing the methods of the operation, managing its implementation, often also undertaking to place the largest share on the market; it also keeps the accounts. In exchange for performing these functions, in addition to a reimbursement of expenses and normal commissions, it also receives a special commission.

Leasing Contract by which one party (lessor) grants the other (lessee) use of property purchased or built by the lessor, according to the lessee's choices and instructions, for a certain period of time, allowing the lessee to purchase the property according to pre-established conditions at the end of the leasing contract.

Leveraged finance Also known as "acquisition finance". It covers all the operations involved in transferring the ownership and control of a company on the basis of an organisational and financial formula which creates a debt for the company being transferred (leveraged buy-out).

Liability Management Financial management of the debt structure of a company.

Lower Tier 2 Subordinated liabilities which are eligible for inclusion in the additional shareholders' equity or Tier 2.

Mark-down Negative difference compared to a reference index, normally an interbank rate, applied to the interest rate on customer deposits.

Mark-up Positive difference compared to a reference index, normally an interbank rate, applied to the interest rate on loans to customers.

Market effect Effect of a change in the share prices and exchange rates on aggregates calculated at market values (e.g. indirect deposits).

Market-making Activities carried out by specialised intermediaries who undertake to provide continuous bid and offer prices relating to one or more investment assets and to apply them to pre-established minimum amounts by other parties.

Market indices

MIB: general index of the Milan Stock Exchange

S&P 500: Standard & Poor's index of the New York Stock Exchange calculated on the 500 most highly capitalised securities

MSCI Europe: Index calculated by Morgan Stanley and Capital International representing the performance of European Stock Exchanges.

Market risk Risk of incurring value fluctuations of balance sheet or off-balance-sheet items connected with changes in market prices/factors, including interest rates, exchange rates and share prices.

Mass market Households and individuals.

M&A (Merger and Acquisition) Company acquisition and reorganisation activity and the respective consultancy.

MTS (Italian government bonds automated market)
Automated circuit for negotiating Government Bonds in the secondary market, set up by a decree issued by the Italian Ministry of the Treasury on 8/2/1988.

Netting Clearing agreements between financial counterparties which provide for them to "fulfil" their respective contractual duties by paying the difference between funds payable and funds receivable. In derivative contracts it identifies the provision which allows the positive and negative substitution costs of each individual contract to be offset by not making them individually enforceable.

Non-performing loan Credit granted to persons who are insolvent (even if this has not been confirmed by a court of law) or in substantially similar situations.

Offering Circular Prospectus drawn up according to international principles for the distribution of securities abroad (particularly in the USA and Canada).

OPA Public offering or take-over bid (or tender offer): method by which a person approaches all the holders of shares in a specific company, offering to buy the shares or bonds they own within a specific period of time and for a price, paid in cash, which normally remains fixed for as long as the offer remains open. The offer is subject to acceptance by a number of shareholders representing a pre-established percentage of the capital stock, otherwise it becomes automatically null and void.

OPAS Tender and stock exchange offer.

OPS Share exchange offer: This is a public purchase offer in which the price is not paid in cash but by transferring other securities (e.g. ordinary shares in the company promoting the PPO).

Options These represent a right, not a commitment, to purchase (call option) or to sell (put option) a financial instrument at a pre-established price or on a fixed date in the future.

Origination Activity involving the subscription and placement of debt securities (debt underwriting) or equity securities (equity underwriting). This includes contact with the potential client, granting of an authority, management and coordination of the security subscription and placement stages.

OTC (over the counter) Operations carried out directly between the parties, without using a regulated market.

Package accounts Fixed fee current accounts which offer services in addition to basic banking services.

Performing loan Credit position of the bank with a customer who is deemed to be solvent and therefore able to make repayments as scheduled.

Performing (non-performing) Term which refers generally to regularly (non regularly) performing loans. Non-performing loans are generally associated with bad and doubtful debts.

Preference Convertible Bonds A hybrid form of capitalisation: subordinated bond convertible into ordinary shares.This bond only entitles one to receive a fixed coupon if the issuing company distributes dividends.

Preference shares Shares which combine forms of remuneration linked to market rates with particularly stringent forms of subordination, e.g. a failure to recover interest not paid by the bank in subsequent financial years and sharing in the losses of the bank itself should they lead to a significant reduction in equity requirements. Supervision instructions establish the conditions on the basis of which preference shares can be counted as part of the basic shareholders' equity of banks and banking groups.

Price/Book value Indicator which compares the price per share to the net asset value per share.

Price/Earnings Indicator which compares the price per share to the net profit per share.

Primary market Securities market in which newly issued shares and bonds are exchanged between issuer and first investor.

Private Banking Financial services targeted at private "high end" customers for the overall management of their financial needs.

Rating Assessment of the degree of risk that a specific debtor, company or public body will default. This assessment takes the form of a concise judgement expressed by a conventional value which reflects the debtor's creditworthiness.

Replenishments Procedure which allows the arranger always to maintain the total amount of loans included in a securitisation transaction at the same level.

Restructured loan Situation in which the bank has agreed upon an extension of the repayment deadline with the debtor, renegotiating the exposure at lower interest rates than the market rates.

Retail Customer segment which mainly includes individuals, professionals, shop-keepers and craftsmen.

Retail banking Financial services aimed at the retail segment.

Revolving Credit A form of financing in which the bank maintains funds available to the customer up to a maximum amount. The customer can use the funds as required within a specific period of time.

ROE (Return on equity) Profitability index that measures the ratio between net profits for the fiscal year and shareholders' equity (for the latter, the figure for the end of the period is considered, excluding the profit for the fiscal year).

Secondary market Securities markets in which securities previously placed in the primary market are traded among investors.

Security Agreement Document issued by the debtor to the creditor, which gives the latter a right of pre-emption over specific property. This right ceases once the debtor has paid all monies owed to the creditor, as established in the financing contract.

Securitisation Transfer of credits or other non-negotiable financial assets to a specialised company whose exclusive purpose is to perform these transactions and which converts these credits or assets into negotiable securities in a secondary market.

Senior Underwriter Main underwriter who deals directly with the issuer. It normally subscribes to the whole issue, arranging for redistribution to secondary underwriters.

Servicing In the context of a securitisation transaction, this is the collection of money for loans sold and management of the recovery procedures. The company assigned to perform this activity is known as the "Servicer".

Short-term loans (debt) Used to describe transactions with deadlines within a maximum period of eighteen months.

Sole agent Manager of the financial flows of the transaction (disbursement of financing, payment of interest, etc).

STAR (Segmento Titoli ad Alti Requisiti) Segment of the stock exchange dedicated to medium-capitalisation companies which have specific requirements in terms of distribution to the public, governance, investor information mechanisms.

Step-up bonds Fixed-rate bonds with coupons that grow over time.

Step-up issues Issue of fixed rate bonds with coupon amounts growing over time.

Stock options Company share purchase options issued with dedicated capital increases, which grant the right to purchase the shares within a fixed period of time and for a fixed price. They are used as a form of supplemental compensation to provide incentives and obtain the loyalty of individual employees, specific categories or all employees.

Strike price The price at which the securities in an option contract are sold or purchased on the established date. The price is set when the contract is drawn up.

Structured bonds Bonds whose interest and/or redemption value depend on a real-value parameter (linked to the price of a basket of goods or services), currency parameter (linked to exchange parities), monetary parameter (e.g. ABI prime rate) or financial parameter (e.g. performance of securities issued by banks).

Structuring and arranging Co-ordination and structuring of a complex financial transaction.

Swaps (interest rate and currency swaps) Transactions involving the exchange of financial flows between operators according to specific contractual methods. In the case of interest rate swaps, the parties exchange interest payment flows calculated on a notional reference capital on the basis of various different criteria (e.g. one party pays a fixed rate and the other a variable rate). A specific case is that of basis swaps for which both of the rates to which payments are tied are variable but based on different indices. In the case of currency swaps, the parties exchange specific amounts of two different currencies, repaying them over time according to pre-established methods relating both to the capital and interest.

Syndication Co-operation aimed at carrying out a shared project, such as new share issues and financing for major works.

Take-over Acquiring control of a company.

Technical reserves Provisions made by insurance companies to cover debts and commitments towards their insurance policy holders.

Tier 1 Basic shareholders' equity (see below).

Tier 2 Additional shareholders' equity (see below).

Tier 1 capital This consists of paid-up capital, reserves and the fund for general banking risks, net of own shares, intangible fixed assets, losses recorded during previous financial years and/or the current one.

Tier 2 capital This consists of the revaluation reserves, hybrid capital instruments, subordinated liabilities and other positive elements, minus any net losses on securities and other negative elements.

Type (of loan facility or deposit) Pre-established contractual basis for a specific type of deposit or loan facility.

Unit-linked Life insurance policies with performance linked to the value of investment funds.

Unsecured debt Not supported by a mortgage guarantee (or other collateral).

Upper tier II Hybrid capital instruments (e.g. perpetual loans) which constitute the highest level of Tier 2 capital.

VaR (Value-at-Risk) Method used to measure market risk, based on probabilities, quantifying risk on the basis of the maximum loss which may be expected with a certain degree of probability, based on historical variations in the price of an individual position or an entire portfolio and with reference to a specific time period.

Write-back Recovery of value of asset items written down in previous financial years.

Writedown Reduction in value or depreciation/amortisation of elements in the asset section of the balance sheet.

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Mercurio S.r.l. Studi di promozione pubblicitaria - Milan

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May 2003



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